                                                Filed Pursuant to Rule 424(b)(2)
                                                Registration No. 333-41318

JOINT PROXY STATEMENT/PROSPECTUS

[VERITAS LOGO]                                                    [SEAGATE LOGO]

     Seagate Technology, Inc., VERITAS Software Corporation and Suez Acquisition Company (Cayman) Limited, a company formed by a group of private equity firms, are proposing to engage in a three-party transaction involving the sale of Seagate's operating assets to Suez Acquisition Company, followed by a merger between Seagate and a subsidiary of VERITAS. Seagate's senior management team will also be participating in the transactions through an equity investment in the entity that will hold Seagate's operating assets following the leveraged buyout.

     As described in more detail in this document, the combined transaction involves:

     - a sale to the private equity group of Seagate's operating assets for $2.050 billion and the assumption by the private equity group of substantially all of Seagate's liabilities. Seagate is required to transfer $765 million of cash to the private equity group. The portion of the purchase price available for payment to Seagate's stockholders in connection with the leveraged buyout is $1.285 billion, subject to some other adjustments described elsewhere in this document; and

     - a subsequent merger between Seagate and a subsidiary of VERITAS in which Seagate's stockholders will collectively receive: 109,330,300 shares of VERITAS common stock, an additional number of shares of VERITAS common stock determined shortly before the merger, an amount equal to the net cash received from the leveraged buyout and other Seagate cash and an interest in some Seagate tax attributes. The additional shares VERITAS may issue would be in exchange for up to $500 million of the cash that otherwise would be paid in connection with the merger and in exchange for purchasing some of Seagate's investment securities.

     Based upon the market prices of VERITAS common stock and Seagate's investment securities as of October 11, 2000, Seagate's estimated cash balance as of October 11, 2000 and the total number of fully-diluted outstanding shares of Seagate common stock as of October 11, 2000, Seagate's stockholders would receive the following per share cash and stock amounts if VERITAS elects to retain $0, $250 million or $500 million of cash, respectively, in connection with the merger.

CASH RETAINED                   VALUE OF
 BY VERITAS     CASH AMOUNT   STOCK AMOUNT
-------------   -----------   ------------
$          0       $7.35         $62.82
$250 million       $6.31         $63.86
$500 million       $5.27         $64.90

     These amounts are only estimates. The actual cash and stock amounts will not be determined until the day the merger is completed, although the 109,330,300 shares of VERITAS to be received in the merger are fixed. For a more detailed description of how the cash and stock amounts are determined, see "What Will I Receive From the Merger?" beginning on page 2 of this document, "Summary -- The Merger Agreement and the Merger" beginning on page 27 of this document and "The Merger Agreement and the Merger -- The Merger Consideration" beginning on page 140 of this document.

     Based on these assumptions, the per share price for the operating assets would be approximately $5.12 per Seagate share (which compares to the operating assets' June 30, 2000 book value less $765 million, of $7.96 per Seagate share), and the per share price payable in the merger, which includes a pass-through of the consideration paid for the operating assets, would be approximately $70.17 per share (which compares to a June 30, 2000 book value for all of Seagate of $16.78 per Seagate share).

     Please read carefully the summary of the combined transaction beginning on page 1 of this document, the full description of the combined transaction beginning on page 123, and the agreements and other documents related to the combined transaction attached as Annexes A through L to this document. Also, please review carefully the charts on pages 6 and 7 and page 19 of this document which show the components and calculation of the overall transaction consideration.

     THE LEVERAGED BUYOUT AND THE MERGER INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES. PLEASE READ THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE 56, FOR A DISCUSSION OF SPECIFIC RISKS THAT YOU SHOULD CONSIDER IN DETERMINING HOW TO VOTE IN CONNECTION WITH THE LEVERAGED BUYOUT AND THE MERGER.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE LEVERAGED BUYOUT, THE MERGER BETWEEN SEAGATE AND A SUBSIDIARY OF VERITAS OR THE SECURITIES TO BE OFFERED TO SEAGATE STOCKHOLDERS IN CONNECTION WITH THE MERGER, PASSED UPON THE MERITS OR FAIRNESS OF THE LEVERAGED BUYOUT OR THE MERGER, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THIS DOCUMENT IS DATED OCTOBER 23, 2000 AND WAS FIRST MAILED TO STOCKHOLDERS ON OR ABOUT OCTOBER 23, 2000.

     THIS DOCUMENT INCORPORATES IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT SEAGATE AND VERITAS THAT IS NOT INCLUDED IN OR DELIVERED WITH THIS DOCUMENT. THIS INFORMATION IS AVAILABLE UPON WRITTEN OR ORAL REQUEST AT THE
FOLLOWING:

   SEAGATE TECHNOLOGY, INC.                      VERITAS SOFTWARE CORPORATION
        920 DISC DRIVE                               1600 PLYMOUTH STREET
SCOTTS VALLEY, CALIFORNIA 95066                   MOUNTAIN VIEW, CALIFORNIA
    ATTENTION: BILL ROWLEY                                  94043
      INVESTOR RELATIONS                           ATTENTION: DAVE GALIOTTO
        (831) 439-2371                                  (650) 318-4047
 BILL_ROWLEY@NOTES.SEAGATE.COM                    DAVE.GALIOTTO@VERITAS.COM

     IN ORDER TO RECEIVE TIMELY DELIVERY OF THIS INFORMATION, YOU MUST REQUEST THIS INFORMATION NO LATER THAN FIVE BUSINESS DAYS BEFORE THE SPECIAL MEETINGS DESCRIBED IN THIS DOCUMENT, OR NOVEMBER 14, 2000.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Questions and Answers for Seagate Stockholders..............     1
Questions and Answers for VERITAS Stockholders..............    13
Consideration Components....................................    19
Diagrams of the Transactions................................    20
Summary.....................................................    23
  The Parties...............................................    23
  The Stock Purchase Agreement and the Leveraged Buyout.....    24
  The Merger Agreement and the Merger.......................    27
  Appraisal Rights..........................................    31
  The Indemnification Agreement.............................    31
  The Exclusivity Agreement.................................    31
  Amendments to Stock Purchase Agreement, Merger Agreement
     and Indemnification Agreement..........................    31
  Interests of Directors and Other Executive Officers of
     Seagate in the Leveraged Buyout and the Merger.........    32
  Interests of Directors of VERITAS in the Merger...........    32
  Opinion of Seagate's Financial Advisor....................    32
  Opinion of VERITAS' Financial Advisor.....................    33
  Regulatory Filings and Approvals Required to Complete the
     Leveraged Buyout and the Merger........................    34
  Material United States Federal Income Tax Consequences of
     the Merger.............................................    34
  Accounting Treatment of the Leveraged Buyout and the
     Merger.................................................    35
  Litigation Regarding the Leveraged Buyout and the
     Merger.................................................    35
  Cautionary Statement Regarding Forward Looking Statements
     Contained in this Document.............................    36
Summary Selected Historical Financial Data..................    37
  Summary Selected Historical Financial Data for Seagate....    37
  Summary Selected Historical Financial Data for VERITAS....    42
Summary Selected Pro Forma Financial Data...................    47
  Summary Selected Unaudited Pro Forma Condensed Financial
     Data for Seagate and Seagate's Operating Assets........    47
  Summary Selected Unaudited Pro Forma Combined Condensed
     Consolidated Financial Data for VERITAS................    50
Comparative Historical and Pro Forma Per Share Data.........    52
  Seagate Comparative Per Share Data........................    52
  VERITAS Comparative Per Share Data........................    53
Comparative Per Share Market Price Data and Dividend
  Information...............................................    54
Seagate Market Purchases....................................    55
Risk Factors................................................    56
  Risks to Seagate Stockholders Relating to the Leveraged
     Buyout and the Merger..................................    56
  Risks to Both Seagate and VERITAS Stockholders Relating to
     the Leveraged Buyout and the Merger....................    59
  Risks Relating to VERITAS.................................    61
Special Factors Regarding the Leveraged Buyout and the
  Merger....................................................    70
  Background of the Leveraged Buyout and the Merger.........    70
  Consideration of the Leveraged Buyout and the Merger by
     Seagate................................................    80
     Seagate's Reasons for the Leveraged Buyout and the
      Merger................................................    80
     Recommendation of the Board of Directors of
      Seagate/Fairness......................................    85

                                                              PAGE
                                                              ----
     Opinion of Seagate's Financial Advisor.................    85
     Interests of Directors and Other Executive Officers of
      Seagate in the Leveraged Buyout and the Merger........    97
  Consideration of the Merger and the Leveraged Buyout by
     VERITAS................................................   103
     VERITAS' Purposes and Reasons for the Merger...........   103
     Recommendation of the Board of Directors of VERITAS....   105
     Fairness of the Merger and the Leveraged Buyout to
      Seagate Stockholders..................................   107
     Opinion of VERITAS' Financial Advisor..................   109
     Interests of Directors of VERITAS in the Merger........   114
     Effect of the Merger on VERITAS........................   115
     Plans Relating to Seagate After the Merger.............   115
  Consideration of the Leveraged Buyout and the Merger by
     Suez Acquisition Company...............................   115
     Purpose of the Leveraged Buyout........................   115
     Fairness of the Leveraged Buyout and the Merger to
      Seagate Stockholders..................................   115
  Consideration of the Leveraged Buyout and the Merger by
     Mr. Luczo..............................................   117
  Summary Seagate Financial Projections.....................   117
  Other Material Contracts and Agreements Between Seagate
     and VERITAS............................................   119
The Stock Purchase Agreement and the Leveraged Buyout.......   123
  The Parties...............................................   123
  The Asset Transfer and the Leveraged Buyout...............   123
  Purchase Price............................................   124
  Adjustments...............................................   124
  Financing of the Purchase Price...........................   125
  Rollover Equity...........................................   127
  Representations and Warranties............................   128
  Covenants Relating to Conduct of Business by Seagate Prior
     to the Completion of the Leveraged Buyout..............   130
  Covenants Relating to Solicitations by Seagate Prior to
     the Completion of the Leveraged Buyout.................   131
  Covenants Relating to Employee Matters....................   132
  Covenant to Recommend the Leveraged Buyout to the Seagate
     Stockholders...........................................   133
  Covenants Relating to Directors' and Officers'
     Indemnification and Insurance..........................   133
  The Completion of the Leveraged Buyout; Conditions to the
     Completion of the Leveraged Buyout.....................   134
  Suez Acquisition Company Indemnification Obligations
     Following the Completion of the Leveraged Buyout.......   135
  Amendment or Waiver of Terms of the Stock Purchase
     Agreement..............................................   135
  Termination of the Stock Purchase Agreement; Termination
     Fees and Payments......................................   136
The Merger Agreement and the Merger.........................   138
  The Parties...............................................   138
  Terms of the Merger.......................................   138
  Effects of the Merger.....................................   138
  The Merger Consideration..................................   140
  Effectiveness of the Merger...............................   146
  Exchange and Payment Procedures for Seagate
     Stockholders...........................................   146
  No Dividends..............................................   148
  Transfer of Seagate Common Stock..........................   148
  Representations and Warranties............................   148
  Covenants Relating to Solicitations by Seagate Prior to
     the Completion of the Merger...........................   151
  Covenant Relating to Modification of the Stock Purchase
     Agreement..............................................   152
  Covenant to Seek Waivers for Claims Relating to
     Cancellation of Shares and Options.....................   152

                                                              PAGE
                                                              ----
  Covenant to Recommend the Merger to the Seagate
     Stockholders and the VERITAS Stockholders..............   152
  Covenants Relating to Directors' and Officers'
     Indemnification and Insurance..........................   153
  The Closing; Conditions to the Closing....................   153
  Amendment or Waiver of Terms of the Merger Agreement......   155
  Termination; Termination Fees and Payments................   155
  Amendments to Stock Purchase Agreement, Merger Agreement
     and Indemnification Agreement..........................   158
  Restrictions on Sales of Shares by Affiliates.............   158
  Appraisal Rights..........................................   159
  Listing on the Nasdaq National Market of VERITAS Common
     Stock to Be Issued in the Merger.......................   163
  Delisting and Deregistration of Seagate Common Stock After
     the Merger.............................................   163
  Litigation Regarding the Leveraged Buyout and Merger......   163
Other Agreements Related to the Leveraged Buyout and the
  Merger....................................................   165
  The Indemnification Agreement.............................   165
  The Exclusivity Agreement.................................   167
Regulatory Filings and Approvals Required to Complete the
  Leveraged Buyout and the Merger...........................   169
Material United States Federal Income Tax Consequences of
  the Merger................................................   169
Accounting Treatment of the Leveraged Buyout and the
  Merger....................................................   175
The Seagate Special Meeting.................................   176
The VERITAS Special Meeting.................................   179
Selected Historical Financial Data and Management's
  Discussion and Analysis of Selected Historical Financial
  Data for Seagate..........................................   182
Management's Discussion and Analysis of Financial Condition
  and Results of Operations of Seagate......................   184
  Overview..................................................   184
  Results of Operations.....................................   189
  Other.....................................................   194
  Liquidity and Capital Resources...........................   195
  Disclosures About Market Risk.............................   195
Selected Historical Financial Data for VERITAS..............   198
Management's Discussion and Analysis of Financial Condition
  and Results of Operations of VERITAS......................   199
  Overview..................................................   199
  Management's Discussion and Analysis of Financial
     Condition and Results of Operations for VERITAS for the
     Year Ended December 31, 1999...........................   204
  Management's Discussion and Analysis of Financial
     Condition and Results of Operations for VERITAS for the
     Three and Six Months Ended June 30, 2000...............   210
Selected Pro Forma Financial Data...........................   219
  Unaudited Pro Forma Condensed Financial Statements for
     Seagate and Seagate's Operating Assets.................   219
     Prior Seagate Acquisition Related Transactions.........   220
  Unaudited Pro Forma Combined Condensed Consolidated
     Financial Statements for VERITAS.......................   234
Comparison of Rights of Holders of Seagate Common Stock and
  VERITAS Common Stock......................................   248
Additional Information Regarding Seagate....................   254
Additional Information Regarding VERITAS....................   254

                                                              PAGE
                                                              ----
Other Stockholder Proposals.................................   255
  Proposals by Seagate Stockholders.........................   255
  Proposals by VERITAS Stockholders.........................   255
Legal Matters...............................................   256
Experts.....................................................   256
Where You Can Find Additional Information...................   257
Additional Documents and Other Information Incorporated by
  Reference.................................................   257
Cautionary Statement Regarding Information Contained in this
  Document..................................................   261
Index to Financial Statements...............................   F-1

ANNEX A  Stock Purchase Agreement
ANNEX B  Agreement and Plan of Merger and Reorganization
ANNEX C  Indemnification Agreement
ANNEX D  Consolidated Amendment and Consent
ANNEX E  Consolidated Amendment and Consent No. 2
ANNEX F  Exclusivity Agreement
ANNEX G  Opinion of Morgan Stanley & Co. Incorporated (Financial
         Advisor to Seagate)
ANNEX H  Opinion of Credit Suisse First Boston Corporation (Financial
         Advisor to VERITAS)
ANNEX I  Delaware General Corporation Law Section 262
ANNEX J  Tax Opinion of Willkie Farr & Gallagher
ANNEX K  Tax Opinion of Wilson Sonsini Goodrich & Rosati,
         Professional Corporation
ANNEX L  Second Amended and Restated Complaint and Memorandum of
         Understanding

                 QUESTIONS AND ANSWERS FOR SEAGATE STOCKHOLDERS

Q: WHY IS SEAGATE PROPOSING THE LEVERAGED BUYOUT AND THE MERGER BETWEEN SEAGATE
   AND A VERITAS SUBSIDIARY?

A: Seagate's board of directors believes that, during the several quarters preceding the announcement of the transactions discussed in this document, Seagate's stock had been trading at a significant discount relative to the value of Seagate's assets, in particular its operating assets and the shares of VERITAS common stock it holds. For example, during the period beginning January 4, 1999 to late October 1999, the market price of VERITAS common stock increased 200%, while the market price of Seagate common stock did not increase at all, despite the fact that Seagate held approximately 32.5% of the outstanding shares of VERITAS common stock during this period. Moreover, after subtracting the after-tax market value of Seagate's investment securities and the shares of VERITAS common stock it holds and the value of the net cash from Seagate's total market capitalization, the implied public market valuation of Seagate's operating assets has recently ranged from a high of approximately $1.68 billion on February 16, 2000 to a low of approximately a negative $620 million on March 7, 2000. After reviewing several alternatives with its financial advisor, Seagate's board of directors has concluded that the leveraged buyout and the merger together create an opportunity to unlock the value of Seagate's underlying assets for the benefit of its stockholders. Seagate's board of directors believes that the leveraged buyout and the merger will unlock this value by enabling Seagate's stockholders to receive cash and direct ownership of VERITAS common stock in a manner which should be tax-free at the corporate and stockholder level with respect to the VERITAS stock.

Q: CAN THE MERGER BETWEEN SEAGATE AND A VERITAS SUBSIDIARY BE COMPLETED WITHOUT
   THE LEVERAGED BUYOUT?

A: No. The merger is conditioned on the completion of the leveraged buyout. If the leveraged buyout does not happen, neither will the merger. Similarly, the leveraged buyout is conditioned on all of the conditions to the merger being satisfied (other than the completion of the leveraged buyout). As a result, although you will be able to separately consider and vote upon the leveraged buyout and the merger, your vote on the leveraged buyout is effectively a vote on the merger, and vice-versa. Neither the leveraged buyout nor the merger will happen unless the leveraged buyout is approved by the stockholders of Seagate, the merger is approved by the stockholders of Seagate, the issuance of VERITAS shares in connection with the merger is approved by the stockholders of VERITAS, and all of the other conditions to the completion of both the leveraged buyout and the merger are satisfied.

Q: WHO WILL OWN SEAGATE FOLLOWING THE LEVERAGED BUYOUT AND THE MERGER BETWEEN
   SEAGATE AND VERITAS?

A: Following the leveraged buyout, Suez Acquisition Company will own all of Seagate's operating assets and will have the right to use the "Seagate" name. Suez Acquisition Company is a newly formed company controlled by Silver Lake Partners L.P., Texas Pacific Group, August Capital, Chase Capital Partners and Goldman Sachs. Silver Lake Partners L.P. is a private equity firm the general partner of which is Silver Lake Technology Associates, L.L.C. Silver Lake Technology Associates is a Delaware limited liability company, the managing members of which are James A. Davidson, Glenn H. Hutchins, David J. Roux and Integral Capital Partners. Texas Pacific Group is a private equity firm which is managed by entities controlled by David Bonderman,

   James G. Coulter and William S. Price III. As a condition to completing the leveraged buyout, the private equity firms that control Suez Acquisition Company are requiring that Stephen J. Luczo, Charles C. Pope, William D. Watkins, Donald L. Waite, Townsend H. Porter and Thomas S. Mulvaney, Seagate's President and Chief Executive Officer, Executive Vice President and Chief Financial Officer, Executive Vice President and Chief Operating Officer of Disc Drive Operations, Recording Media Operations and Recording Heads Operations, Executive Vice President and Chief Administrative Officer, Executive Vice President/Chief Technology Officer of Product and Technology Development, and Senior Vice President, Internet Solutions, respectively, as well as other members of Seagate's senior management team, participate in the ownership of Suez Acquisition Company by converting a portion of their equity in Seagate into deferred compensation and equity in an entity that will control Seagate's operating assets following the leveraged buyout.

   Immediately following the leveraged buyout, VERITAS will acquire Seagate in the merger. Because all of Seagate's operating assets will be sold to Suez Acquisition Company in connection with the leveraged buyout, VERITAS will not acquire any of the operating assets of Seagate as a result of the merger.

Q: DO MEMBERS OF SEAGATE'S SENIOR MANAGEMENT TEAM HAVE ANY OTHER SPECIAL
   INTERESTS IN THE LEVERAGED BUYOUT AND THE MERGER?

A: Yes. Members of Seagate's senior management team will be entering into employment agreements with Suez Acquisition Company or one of its subsidiaries in connection with the leveraged buyout. These persons include Messrs. Luczo, Watkins, Pope, Waite, Porter and Mulvaney. Members of Seagate's senior management team will also be entitled to receive additional options to purchase equity in an entity that will control Seagate's operating assets following the leveraged buyout.

Q: WHAT WILL I RECEIVE FROM THE MERGER?

A: As a result of the merger each of Seagate's stockholders will receive their proportionate share of:

      - 109,330,300 shares of VERITAS common stock; and

      - a number of shares of VERITAS common stock determined by dividing the aggregate negotiated discount to the average market prices of investment securities of Gadzoox Networks and Lernout & Hauspie held by Seagate shortly before the completion of the merger, by the average closing price per share of VERITAS common stock for the five consecutive trading days ending two trading days immediately prior to the completion of the merger.

    The fixed number of 109,330,300 shares of VERITAS common stock to be issued to Seagate's stockholders represents a negotiated discount of approximately 14.6% with respect to the 128,059,966 shares of VERITAS common stock currently held by Seagate through a Seagate subsidiary.

    The exact number of shares of VERITAS common stock to be issued in exchange for these investment securities will be determined on the day the merger is completed, based upon the respective market prices of VERITAS common stock and the investment securities. The negotiated discount from market value of 40% and the reduction for estimated taxes that will be applied to these investment securities reflect the view that these investment securities may not be readily tradeable in the hands of VERITAS, and that any sale of these investment securities by VERITAS will be subject to applicable federal and state income taxes. VERITAS agreed to acquire these investment securities in connection with the merger because the private equity group was not willing to acquire those investment securities for cash in connection with the leveraged buyout.

    Since entering into the merger agreement, Seagate has sold all of its SanDisk Corporation stock and Veeco Instruments stock, realizing gross proceeds of $375.8 million. In addition, Seagate has sold a portion of its Lernout & Hauspie stock, realizing gross proceeds of approximately $3.2 million. Seagate currently believes that it may be unable to sell any of its shares of stock in Gadzoox Networks until after the anticipated completion of the merger due to contractual and legal restrictions on Seagate's ability to sell those investment securities. These restrictions will continue to apply following the merger and represent part of the reason for the negotiated discount being applied to these securities in the merger. However, to the extent that Seagate is able to sell these shares prior to the completion of the merger, Seagate's stockholders will realize the value of the cash proceeds in the merger, less any taxes payable by Seagate in connection with any sale, rather than the discounted value being applied to Seagate investment securities in the merger. The market value and negotiated discounts based upon a discounted post-tax value for these securities, excluding 297,120 shares of Lernout & Hauspie held in escrow, based on October 11, 2000 closing prices is:

                                                        DISCOUNTED VALUE
                                                     (AFTER ESTIMATED TAXES
       ISSUED          TAX BASIS     MARKET VALUE        AT A 40% RATE)       NO. OF SHARES HELD
       ------          ----------    ------------    ----------------------   ------------------
                       (MILLIONS)     (MILLIONS)           (MILLIONS)
Gadzoox Networks.....    $31.9          $27.0                $22.5                5,274,015
Lernout & Hauspie....    $36.9          $36.1                $27.8                3,319,369

    In connection with the merger between Seagate and a VERITAS subsidiary and as additional consideration payable upon the completion of the merger, each of Seagate's stockholders will also be entitled to receive their proportionate share of cash equal in amount to:

      - approximately $1.285 billion of the $2.050 billion of the cash received by Seagate (less from $150 million to $250 million of rollover equity, as described more fully beginning on page 90 of this document) in connection with the leveraged buyout; and

      - all of Seagate's other cash on hand at the completion of the merger after deducting $150 million to be withheld and deposited in a trust pending the resolution of some Seagate tax audits (as described more fully beginning on page 134 of this document), and an additional amount necessary to satisfy Seagate's estimated tax liabilities, satisfy tax withholding obligations resulting from the acceleration of Seagate options in connection with the merger, redeem Seagate's existing indebtedness in connection with the leveraged buyout, and pay Seagate's transaction expenses.

    We currently estimate this net cash amount to be approximately $7.35 per share based on Seagate's estimated cash balance at October 11, 2000 and assuming that VERITAS does not make the elections described in the following paragraph. This per share cash amount excludes approximately $0.21 per share of cash that will be paid to Seagate stockholders following court approval of the settlement of existing class action litigation and dismissal with prejudice of the underlying complaints in this litigation and related lawsuits pending in California. See "Litigation Regarding the Leveraged Buyout and the Merger" on page 163 of this document.

    VERITAS has the right to elect to reduce this cash portion of the consideration payable in connection with the merger by either $250 million or $500 million. VERITAS must choose one of these amounts during the 15 trading days ending two trading days prior to the day of the Seagate special meeting. If VERITAS makes this election, VERITAS would issue additional shares of VERITAS common stock with an equivalent market value based upon the average market price of VERITAS common stock shortly before the time the election is made. As a result, Seagate's stockholders may realize some of the value of the leveraged buyout in the form of VERITAS common stock, rather than cash. In the event that VERITAS elects to reduce the cash portion of the merger consideration by either $250 million or $500 million, the net cash available for distribution to Seagate stockholders at the completion of the merger will be either approximately $6.31 or $5.27, respectively.

    As of October 11, 2000, the 128,059,966 shares of VERITAS common stock held by a Seagate subsidiary had a market value of approximately $17.7 billion, and Seagate's investment securities had a market value of approximately $63.1 million. Seagate's estimated cash balance (including net proceeds from the leveraged buyout after deducting $150 million to be withheld and deposited in a trust pending the resolution of some Seagate tax audits, and an additional amount of cash necessary to satisfy Seagate's estimated tax liabilities, satisfy tax withholding obligations resulting from the acceleration of Seagate options in connection with the merger, redeem Seagate's existing indebtedness, and pay Seagate's transaction expenses) as of October 11, 2000 would be approximately $1.77 billion. Also as of October 11, 2000, there were 241.1 million shares of Seagate common stock outstanding, calculated on a pro forma basis assuming the net exercise of all outstanding in-the-money stock options and rights under the Seagate employee stock purchase plan. Based upon the market price of VERITAS common stock and Seagate's investment securities as of October 11, 2000, Seagate's estimated net cash balance as of October 11, 2000 and the total number of fully-diluted outstanding shares of Seagate common stock as of October 11, 2000, Seagate's stockholders would receive:

    - $7.35 per share in cash and $62.82 per share in VERITAS common stock in connection with the merger if VERITAS elects not to reduce cash payable in connection with the merger;

    - $6.31 per share in cash and $63.86 per share in VERITAS common stock if VERITAS elects to reduce the cash payable in connection with the merger by $250 million and issue additional shares of VERITAS common stock in place of that cash; or

    - $5.27 per share in cash and $64.90 per share in VERITAS common stock if VERITAS elects to reduce the cash payable in connection with the merger by $500 million and issue additional shares of VERITAS common stock in place of that cash.

    These cash and per share amounts are only estimates. The actual amounts will not be determined until the day the merger is completed and will likely differ from these estimates. In addition, these per share cash amounts exclude approximately $0.21 per share of cash that will be paid to Seagate stockholders following court approval of the settlement of existing class action litigation and dismissal with prejudice of the underlying complaints in this litigation and related lawsuits pending in California. See

    "Litigation Regarding the Leveraged Buyout and the Merger" on page 163 of this document.

    The value of the total consideration that Seagate's stockholders will receive in connection with the merger is not fixed because:

    - the most significant component of the consideration payable in the merger consists of a fixed number of shares of VERITAS common stock (109,330,300 shares), the market price of which will continue to fluctuate;

    - the market price of any shares of VERITAS common stock issued to Seagate's stockholders in place of up to $500 million of the cash to be paid to Seagate's stockholders in connection with the merger will also continue to fluctuate; and

    - the market price of Seagate's remaining investment securities will continue to fluctuate and, therefore, the amount of VERITAS common stock issuable in exchange for those investment securities will continue to fluctuate.

    As a result of the merger, Seagate stockholders will also acquire the right to payments based on some potential tax refunds and tax credits utilized by VERITAS following the completion of the merger that are attributable to Seagate's taxable periods, or that portion of a taxable period, ending on or prior to the completion of the merger plus $150 million reduced by some potential Seagate tax liabilities. Although Seagate and VERITAS will estimate the value of the right to receive these amounts shortly before the completion of the merger, Seagate's stockholders will not be entitled to receive anything with respect to this right unless and until VERITAS actually receives these tax refunds or utilizes these tax credits in future periods or the amount of Seagate taxes are finally determined. Seagate expects to have a federal net operating loss in the year in which the merger occurs, which loss it expects to fully realize as a carryback to its fiscal year ended June 30, 2000. Seagate anticipates that the majority of the net operating loss will not be available to be carried back with respect to various Seagate state income tax returns. Accordingly, these state net operating losses will not result in a tax benefit that will be available to Seagate stockholders. In any event, Seagate stockholders will not be entitled to receive any amounts with respect to this right relating to net operating loss carryforwards used in years beginning after the completion of the merger.

    To give you a better understanding of how the transactions work together, we have listed below the estimated consideration that would be payable in the merger, and the stock portion and cash portion of that consideration, at various VERITAS stock prices ranging from $70.00 per share to $160.00 per share. The amounts in the table below do not include amounts potentially payable following the completion of the merger as a result of the receipt or utilization of Seagate's tax refunds and credits ranging in the aggregate from approximately $151.9 million to $290 million, or $0.63 per share to $1.20 per share, depending on the VERITAS price. The calculations in the following table are based upon the following assumptions:

    - the closing per share prices of shares of Gadzoox Networks and Lernout & Hauspie on October 11, 2000 ($5.125 and $10.875, respectively);

    - between 234.9 million (at an assumed VERITAS share price of $70.00 per share) and 241.8 million (at an assumed VERITAS share price of $160.00 per share) shares of Seagate common stock outstanding, calculated on a pro forma basis assuming the net exercise of all outstanding in-the-money stock options (other than stock options to be converted into Suez Acquisition Company stock options), the exchange of certain shares of restricted stock, and the exercise of all rights under the Seagate employee stock purchase plan. The number of Seagate shares outstanding varies with fluctuations in the VERITAS stock price because the number of Seagate shares issuable upon the net exercise of Seagate stock options increases, and the number of Seagate options required to be included in the equity rollover decreases, as the market price of the VERITAS stock increases;

    - the amount of cash varies as a function of the VERITAS stock price because the higher the VERITAS stock price the greater the amount of withholding taxes withheld from available cash;

    - Seagate's estimated cash balance as of October 11, 2000 (including net proceeds from the leveraged buyout after deducting an amount of cash necessary to satisfy Seagate's estimated tax liabilities, redeem Seagate's existing indebtedness, and pay Seagate's transaction expenses); and

    - other transaction related items.

                VERITAS RETAINS $0MM CASH
---------------------------------------------------------
         NUMBER OF   VALUE OF
VERITAS   VERITAS    VERITAS    AMOUNT OF       TOTAL
 PRICE    SHARES      SHARES      CASH      CONSIDERATION
-------  ---------   --------   ---------   -------------
$ 70.00    0.469      $32.80      $7.57        $40.37
$ 80.00    0.465      $37.22      $7.55        $44.77
$ 90.00    0.463      $41.64      $7.53        $49.17
$100.00    0.460      $46.04      $7.53        $53.57
$110.00    0.459      $50.46      $7.52        $57.98
$120.00    0.457      $54.85      $7.53        $62.38
$130.00    0.456      $59.25      $7.53        $66.78
$140.00    0.455      $63.68      $7.30        $70.98
$150.00    0.454      $68.12      $7.05        $75.17
$160.00    0.453      $72.55      $6.80        $79.35

             VERITAS RETAINS $250MM IN CASH
---------------------------------------------------------
         NUMBER OF   VALUE OF
VERITAS   VERITAS    VERITAS    AMOUNT OF       TOTAL
 PRICE    SHARES      SHARES      CASH      CONSIDERATION
-------  ---------   --------   ---------   -------------
$ 70.00    0.484      $33.87      $6.50        $40.37
$ 80.00    0.479      $38.28      $6.49        $44.77
$ 90.00    0.474      $42.69      $6.48        $49.17
$100.00    0.471      $47.09      $6.48        $53.57
$110.00    0.468      $51.50      $6.48        $57.98
$120.00    0.466      $55.89      $6.49        $62.38
$130.00    0.464      $60.29      $6.49        $66.78
$140.00    0.462      $64.72      $6.26        $70.98
$150.00    0.461      $69.16      $6.01        $75.17
$160.00    0.460      $73.58      $5.77        $79.35

               VERITAS RETAINS $500MM CASH
---------------------------------------------------------
         NUMBER OF   VALUE OF
VERITAS   VERITAS    VERITAS    AMOUNT OF       TOTAL
 PRICE    SHARES      SHARES      CASH      CONSIDERATION
-------  ---------   --------   ---------   -------------
$ 70.00    0.499      $34.93      $5.44        $40.37
$ 80.00    0.492      $39.34      $5.43        $44.77
$ 90.00    0.486      $43.74      $5.43        $49.17
$100.00    0.481      $48.14      $5.43        $53.57
$110.00    0.478      $52.54      $5.44        $57.98
$120.00    0.475      $56.94      $5.44        $62.38
$130.00    0.472      $61.33      $5.45        $66.78
$140.00    0.470      $65.76      $5.22        $70.98
$150.00    0.468      $70.19      $4.98        $75.17
$160.00    0.466      $74.62      $4.73        $79.35

    Please note that the total value of the merger consideration is constant at a given point in time, regardless of which election VERITAS makes. While the VERITAS election affects the mix of cash and stock payable in connection with the merger, it does not affect the total value. For example, at an assumed VERITAS stock price of $100.00, the total consideration is $53.57 regardless of whether VERITAS elects to reduce the cash portion of the consideration by $0, $250 million or $500 million.

    Note also that the amount of cash payable varies as the VERITAS stock price increases. The cash paid in connection with the merger is reduced by the amount of the withholding tax that arises upon the acceleration and conversion of Seagate options. This withholding tax increases as the VERITAS stock price increases.

    Finally, note that the per share amounts in the tables above exclude approximately $0.21 per share of cash that will be paid to Seagate stockholders following court approval of the settlement of existing class action litigation and dismissal with prejudice of the underlying complaints in this litigation and related lawsuits pending in California. See "Litigation Regarding the Leveraged Buyout and the Merger" on page 163 of this document.

    For a detailed description of the manner in which the stock portion and the cash portion of the merger consideration are determined under the merger agreement, see "The Merger Agreement and the Merger -- The Merger Consideration" beginning on page 140 of this document. Also, on page 19 we have included a graphical depiction of the components utilized to arrive at the overall transaction consideration.

    Based upon the market prices of VERITAS common stock and Seagate's investment securities as of October 11, 2000, Seagate's estimated cash balance as of October 11, 2000 and the total number of fully-diluted outstanding shares of Seagate common stock as of October 11, 2000, the per share price paid by Suez Acquisition Company for the operating assets would be approximately $5.12 per Seagate share, which compares to the operating assets' June 30, 2000 book value less $765 million, of $7.96 per Seagate share. Based on these assumptions, the per share price payable in the merger, which includes a pass-through of the consideration paid for the operating assets, would be approximately $70.17 per share. This compares to a June 30, 2000 book value for all of Seagate of $16.78 per Seagate share.

    Based upon the historical net book value of Seagate's operating assets at June 30, 2000, the sale of assets to Suez Acquisition Company is expected to result in an accounting loss of approximately $821 million and an additional tax liability of approximately $380 million.

Q: HOW WILL I KNOW EXACTLY HOW MANY SHARES OF VERITAS COMMON STOCK AND HOW MUCH
   CASH I WILL RECEIVE IN THE MERGER, AND THE VALUE OF MY PROPORTIONATE SHARE OF SEAGATE'S TAX REFUNDS AND CREDITS?

A: The exact amount of cash payable, and the exact fraction of a share of VERITAS common stock issuable, in exchange for each outstanding share of Seagate common stock in connection with the merger, will be determined on the day the merger is completed.

    Seagate and VERITAS have established a toll-free telephone number you can call beginning 10 days prior to the special meeting. The number is 1-866-366-2506. Seagate stockholders may call this telephone number to find out the number and value of VERITAS shares that would be issued in connection with the merger and the amount of cash that would be paid in connection with the merger, had the merger occurred on the day immediately following the date on which the telephone number is called. The recorded message on this telephone number will be updated each day until the day of the special meeting. WE ENCOURAGE SEAGATE STOCKHOLDERS TO CALL THIS TELEPHONE NUMBER. Please be aware, however, that the estimated number and value of VERITAS shares to be issued and the estimated amount of cash to be paid, as provided in this recorded message, necessarily will be different than the actual number and value of VERITAS shares to be issued and the amount of cash to be paid in connection with the merger due to daily fluctuations in the market price of VERITAS common stock and the market prices of Seagate's investment securities. The actual number of VERITAS shares to be issued, the amount of cash to be paid and the total consideration to be paid, in connection with the merger will not be determined until the day the merger is completed, which we believe will be shortly after the day of the special meeting.

    We will estimate fair market value of the Seagate stockholders' right to receive the value of Seagate's future tax refunds and credits if and when collected or utilized, respectively, together with the $150 million of retained cash pending the final determination with respect to some Seagate tax audits shortly before the completion of the merger. However, the actual amount ultimately received by Seagate stockholders, if any, may be more or less than the estimated fair market value of the right itself at the completion of the merger.

Q: WHAT ARE THE TAX CONSEQUENCES TO ME OF THE LEVERAGED BUYOUT AND THE MERGER?

A: We intend, but it is not certain, that the merger between Seagate and a subsidiary of VERITAS will qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code. If it qualifies, Seagate stockholders will recognize gain, if any, for federal income tax purposes, but only up to the amount of cash received and, in general, the fair market value as of the closing of the merger of their proportionate share of any amounts paid following the completion of the merger for tax refunds and credits attributable to Seagate and the $150 million of retained cash net of potential Seagate tax liabilities. To the extent a Seagate stockholder's adjusted tax basis in his, her or its shares of Seagate common stock exceeds the consideration received in exchange for such shares in connection with the merger, the resulting loss will not be recognized for federal income tax purposes. If the merger fails to qualify as a "reorganization," it would be a fully taxable transaction.

    The leveraged buyout will have no direct tax consequences to Seagate stockholders. However, the amount of cash Seagate's stockholders receive in connection with the merger will depend in part on the amount of cash Seagate receives in connection with the leveraged buyout.

    For a more complete description of the tax consequences of the merger, see "Material United States Federal Income Tax Consequences of the Merger" beginning on page 169 of this document.

Q: WHAT AM I BEING ASKED TO VOTE UPON?

A: Seagate stockholders are being asked to:

    - authorize and approve the stock purchase agreement, and the sale by Seagate of its operating assets to Suez Acquisition Company in the leveraged buyout; and

    - adopt and approve the merger agreement, and the merger of a wholly owned subsidiary of VERITAS with Seagate.

Q: WHAT VOTE OF SEAGATE'S STOCKHOLDERS IS REQUIRED TO APPROVE THE LEVERAGED
   BUYOUT AND THE MERGER?

A: The affirmative vote of the holders of a majority of the outstanding shares of Seagate common stock is required to authorize and approve the stock purchase agreement and the leveraged buyout, and to adopt and approve the merger agreement and the merger between Seagate and a wholly owned subsidiary of VERITAS. THEREFORE, IF YOU FAIL TO VOTE OR IF YOU ABSTAIN FROM VOTING ON EITHER THE STOCK PURCHASE AGREEMENT AND THE LEVERAGED BUYOUT, OR THE MERGER AGREEMENT AND THE MERGER, IT WILL HAVE THE SAME EFFECT AS A VOTE AGAINST EITHER THE LEVERAGED BUYOUT OR THE MERGER, AS APPLICABLE.

Q: HAS THE BOARD OF DIRECTORS OF SEAGATE APPROVED THE LEVERAGED BUYOUT AND THE
   MERGER?

A: The board of directors of Seagate, acting without the participation of Mr.
   Luczo, has unanimously approved the stock purchase agreement and the leveraged buyout, and the merger agreement and the merger between Seagate and a subsidiary of VERITAS. The Seagate board of directors (acting without Mr. Luczo) unanimously recommends that Seagate stockholders vote FOR:

    - the stock purchase agreement and the leveraged buyout; and

    - the merger agreement and the merger between Seagate and a subsidiary of VERITAS.

Q: DID THE SEAGATE BOARD OF DIRECTORS RECEIVE A FAIRNESS OPINION FROM AN
   INVESTMENT BANKER IN CONNECTION WITH THE LEVERAGED BUYOUT AND THE MERGER?

A: The board of directors of Seagate retained Morgan Stanley & Co. Incorporated to advise it in connection with a possible business combination, restructuring or other transaction. Prior to approval by Seagate's board of directors of the leveraged buyout and the merger on March 29, 2000 and of certain amendments to the transaction documents on August 25, 2000, Morgan Stanley delivered its oral opinions to Seagate's board of directors, subsequently confirmed in writing on March 29, 2000 and August 29, 2000, respectively, to the effect that, as of March 29, 2000 and August 29, 2000, respectively, and based upon and subject to the various considerations set forth in its opinions, the consideration to be received by holders of Seagate common stock in connection with the merger was fair, from a financial point of view, to those holders. A copy of Morgan Stanley's opinion dated August 29, 2000 is attached to this document as Annex G. PLEASE NOTE THAT MORGAN STANLEY'S OPINIONS SPEAK AS OF THE DATES THEY WERE ISSUED AND THE AUGUST 29, 2000 OPINION WILL NOT BE UPDATED.

    Morgan Stanley's opinions did not address any individual components of the consideration payable in connection with the merger, such as the consideration payable to Seagate in the leveraged buyout or the exchange ratio for the fixed stock portion payable in the merger. However, the merger consideration (which includes, among other things, net amounts received in the leveraged buyout) is made up, in part, of these components.

    In connection with the preparation and delivery of its opinions, and in discussions with the Seagate board, Morgan Stanley performed some alternative financial analyses of Seagate's operating assets. Some of these analyses resulted in valuation ranges in excess of the price being paid in the leveraged buyout by Suez Acquisition Company. The Seagate board was aware of these alternative analyses but believes the leveraged buyout is fair to Seagate's unaffiliated stockholders because it allows the overall merger transaction to occur and for the other reasons discussed in more detail in "Special Factors Regarding the Leveraged Buyout and the Merger -- Consideration of the Leveraged Buyout and the Merger by Seagate" beginning on page 80 of this document.

    Morgan Stanley and some of its officers, employees and affiliates have committed to invest up to $50.1 million in Silver Lake Partners' $2.3 billion fund. Morgan Stanley's commitment is $1 million, and the remainder consists of commitments from approximately 130 officers, employees and affiliates of Morgan Stanley. The aggregate amount of these commitments that could be drawn for the leveraged buyout would represent approximately 0.8% of the equity required for the leveraged buyout. These commitments were made before Morgan Stanley began advising the Seagate board of directors regarding the transactions described in this document. Pursuant to other pre-existing agreements, Morgan Stanley Dean Witter & Co., the parent of Morgan Stanley, has the right to receive approximately 0.86% of Silver Lake Partners' contractual right to participate in 20% (or approximately 0.17%) of any profits earned upon disposition of the assets acquired in the leveraged buyout, and certain officers of Morgan Stanley have committed to acquire up to $550,000 of limited partnership interests in funds affiliated with TPG Partners III, L.P. In addition, Morgan Stanley and some of its officers, directors and affiliates also committed to invest up to approximately $43.5 million in certain investment funds that have joined or may join the investor group organized by Silver Lake Partners to effect the leveraged buyout. The aggregate amount of these commitments that could be drawn for the leveraged buyout would represent approximately 0.1% of the equity required for the leveraged buyout. Pursuant to its engagement letter with Seagate, upon completion of the merger, Morgan Stanley will be entitled to receive a cash fee, based upon a percentage of the aggregate value of the merger. The minimum fee payable to Morgan Stanley is $10 million and the maximum fee is $50 million. Seagate currently believes the fee payable to Morgan Stanley will be at the high end of this range.

    For a more complete description of Morgan Stanley's opinion, as well as the commitments to invest in Silver Lake Partners and its fee arrangements with Seagate, see "Special Factors Regarding the Leveraged Buyout and the
    Merger -- Consideration of the Leveraged Buyout and the Merger by
    Seagate -- Opinion of Seagate's Financial Advisor" beginning on page 85 of this document, including the detailed description of Morgan Stanley's fee on page 96.

Q: ARE THERE RISKS I SHOULD CONSIDER IN DECIDING WHETHER TO VOTE FOR THE
   LEVERAGED BUYOUT AND THE MERGER?

A: Yes. In evaluating the stock purchase agreement and the leveraged buyout, and the merger agreement and the merger, Seagate stockholders should carefully consider the factors discussed in the section entitled "Risk Factors" beginning on page 56 of this document.

Q: WHAT DO I NEED TO DO NOW?

A: After you have carefully read this document, PLEASE COMPLETE AND SIGN THE
   PROXY CARD ENCLOSED WITH THIS DOCUMENT, AND RETURN THE PROXY CARD IN THE ENCLOSED RETURN ENVELOPE AS SOON AS POSSIBLE so that your shares of Seagate common stock may be represented at the special meeting of Seagate's stockholders called to consider and vote upon the leveraged buyout and the merger. If you sign and return the enclosed proxy card but do not include instructions on how to vote your proxy at the special meeting, your shares will be voted FOR approval of the leveraged buyout and the merger.

Q: WHAT HAPPENS IF I DON'T RETURN A PROXY CARD?

A: If you do not return a signed proxy card, it will have the same effect as a vote against the leveraged buyout and the merger (unless you attend the special meeting in person and vote in favor of the leveraged buyout and/or the merger).

Q: IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE MY
   SHARES FOR ME?

A: Your broker will vote your shares ONLY if you provide instructions to the broker on how to vote. If you do not provide your broker with these instructions, your broker's "non-votes" will have the same effect as a vote against the leveraged buyout and the merger between Seagate and a subsidiary of VERITAS. You should follow the directions provided to you by your broker regarding how to instruct your broker to vote your shares.

Q: CAN I CHANGE MY VOTE AFTER I HAVE SUBMITTED MY PROXY?

A: Yes. You may change your vote in any of the following three ways at any time before your proxy is voted at the special meeting. First, you may send a written notice to the Secretary of Seagate before the special meeting stating that you would like to revoke your proxy. Second, you may complete and submit a later-dated signed proxy card before the special meeting. Third, you may attend the special meeting and vote in person. Simply attending the special meeting without voting, however, will not revoke your proxy. If your shares are held in "street name" by your broker, you must contact your broker for instructions on how to revoke your proxy. Also, if your shares are held of record by a broker, bank or other nominee, and you want to vote at the special meeting, you will need to bring to the special meeting a letter from the broker, bank or other nominee confirming your beneficial ownership of the shares.

Q: SHOULD I SEND IN MY SEAGATE STOCK CERTIFICATES NOW?

A: No. After Seagate and VERITAS complete the merger, VERITAS will send you written instructions for exchanging your Seagate stock certificates for the consideration payable to you as a result of the merger.

Q: AM I ENTITLED TO DISSENTERS' OR APPRAISAL RIGHTS IN CONNECTION WITH THE
   LEVERAGED BUYOUT AND THE MERGER?

A: Under applicable law, holders of Seagate common stock are entitled to appraisal rights in connection with the merger.

    For a description of your appraisal rights, see "The Merger Agreement and the Merger -- Appraisal Rights" beginning on page 159 of this document.

Q: WHEN DO YOU EXPECT THE LEVERAGED BUYOUT AND THE MERGER TO BE COMPLETED?

A: We are working toward completing the leveraged buyout and the merger as quickly as possible. We hope to complete both the leveraged buyout and the merger during the fourth calendar quarter of 2000.

Q: WHERE CAN I FIND MORE INFORMATION ABOUT SEAGATE AND VERITAS?

A: Both Seagate and VERITAS file reports, proxy and information statements and other information with the Securities and Exchange Commission. You may read and copy this information at the SEC's public reference facilities. Please call the SEC at 1-800-SEC-0330 for information about these facilities. This information is also available at the Internet site the SEC maintains at www.sec.gov. For more information on where you can find additional information about Seagate and VERITAS, see "Where You Can Find Additional Information" beginning on page 257 of this document.

Q: WHOM SHOULD I CONTACT WITH QUESTIONS ABOUT THE LEVERAGED BUYOUT OR THE
   MERGER?

A: You should contact Bill Rowley in our Investor Relations Department, at
   831-439-2371, or by e-mail at bill_rowley@notes.seagate.com, with any questions about the stock purchase agreement and the leveraged buyout or the merger agreement and the merger. Normal toll charges will apply to telephone calls made to this number. We will try to answer questions submitted by e-mail no later than two business days after they are received.

                 QUESTIONS AND ANSWERS FOR VERITAS STOCKHOLDERS

Q: WHAT DOES THE LEVERAGED BUYOUT MEAN TO ME?

A: VERITAS Software Corporation is not a party to the stock purchase agreement, and you are not being asked to approve the leveraged buyout. However, it is important that you understand that Seagate is selling all of its operating assets prior to the merger between Seagate and a VERITAS subsidiary. As a result, when VERITAS acquires Seagate in the merger, Seagate's assets will consist of:

    - the 128,059,966 shares of VERITAS common stock that a Seagate subsidiary currently holds;

    - Seagate's remaining investment securities in Gadzoox Networks and Lernout & Hauspie; and

    - any remaining cash after giving effect to the leveraged buyout.

    Seagate may sell some or all of its shares of Gadzoox Networks and Lernout & Hauspie before the completion of the leveraged buyout.

    For a more complete description of the leveraged buyout, see "The Stock Purchase Agreement and the Leveraged Buyout" beginning on page 123 of this document.

Q: WHAT AM I BEING ASKED TO VOTE UPON?

A: You are being asked to consider and approve the issuance by VERITAS of new shares of VERITAS common stock to Seagate stockholders in connection with the merger between Seagate and a VERITAS subsidiary. The exact number of shares to be issued to Seagate's stockholders in connection with the merger will be determined in accordance with the terms of the merger agreement, which are described in more detail under "The Merger Agreement and the Merger -- The Merger Consideration" beginning on page 140 of this document. Based on the closing market price of VERITAS common stock and the common stock of Gadzoox Networks and Lernout & Hauspie on the Nasdaq National Market on October 11, 2000, and assuming that VERITAS elects to reduce the cash payable in connection with the merger by $250 million or $500 million and issue additional shares of VERITAS common stock in place of this cash, VERITAS would issue approximately 111.505 million or 113.316 million new shares of its common stock, respectively, in the merger. The actual number of shares to be issued will be higher or lower than this number, and will not be determined until on or possibly after the day of the special meeting.

    Seagate and VERITAS have established a toll-free telephone number you can call beginning 10 days prior to the special meeting. The number is 1-866-366-2506. VERITAS stockholders may call this telephone number to find out the number of VERITAS shares that would be issued in connection with the merger had the merger occurred on the day immediately following the date on which the telephone number is called. The recorded message on this telephone number will be updated each day until the day of the special meeting. WE ENCOURAGE VERITAS STOCKHOLDERS TO CALL THIS TELEPHONE NUMBER. Please be aware, however, that the estimated number of shares to be issued as provided in this recorded message necessarily will be different than the actual number of shares to be issued in connection with the merger. The actual number of shares issued in connection with the merger will not be determined until on, or possibly after, the day of the special meeting.

Q: WHY IS VERITAS ACQUIRING SEAGATE?

A: VERITAS proposes to acquire Seagate under the terms of the merger agreement because the transaction will reduce the total number of outstanding shares of VERITAS common stock and increase the liquidity of the outstanding VERITAS common stock. Based on the closing price on October 11, 2000 of VERITAS common stock and the common stock of Gadzoox Networks and Lernout & Hauspie on the Nasdaq National Market, VERITAS would issue approximately 111.505 million or 113.316 million new shares of its common stock in connection with the merger, assuming that VERITAS elects to reduce the cash payable in connection with the merger by $250 million or $500 million, respectively. Please note that the actual number of shares issued will be higher or lower, depending on the variables described in this document. In the merger, VERITAS will indirectly acquire the 128,059,966 shares of VERITAS common stock currently held by a Seagate subsidiary. The result is that fewer shares of VERITAS common stock will be outstanding after the merger, and each remaining outstanding share of VERITAS common stock will thus represent a slightly larger percentage ownership interest in VERITAS and a slightly greater percentage of the total voting power. The new shares of VERITAS common stock will be issued to all of Seagate's stockholders, and these holders, unless they are affiliates of Seagate or VERITAS, will be able to freely trade their shares of VERITAS common stock (unlike the 128,059,966 shares held by Seagate, which are subject to contractual transfer restrictions as well as transfer restrictions under applicable securities laws). VERITAS believes that this will increase the liquidity of VERITAS common stock. The merger will also eliminate the potential for downward pressure on the market price of VERITAS common stock caused by having a single 31.7% stockholder.

    You should note that it is possible, though unlikely, that VERITAS could end up having to issue more than the 128,059,966 shares currently held by Seagate. However, this would only happen if the market prices of Seagate's remaining investment securities rose significantly while the market price of VERITAS common stock fell significantly. Although VERITAS would have to offer more shares than anticipated in this unlikely circumstance, VERITAS would nonetheless own the appreciated investment securities that caused VERITAS to issue more shares.

    It is important to note that VERITAS will not acquire any of the operating assets of Seagate in the merger. All of these assets will instead be sold to Suez Acquisition Company in the leveraged buyout. The only assets that Seagate will hold at the time of the merger are shares of VERITAS common stock, Seagate's investment securities and any cash remaining after giving effect to the leveraged buyout. In connection with the merger, VERITAS is obligated to pay to Seagate's stockholders, as part of the consideration, cash in an amount equal to all of the cash held by Seagate immediately prior to the completion of the merger, less the amount of Seagate's cash that VERITAS elects to retain (either $0, $250 million or $500 million) by issuing additional shares of VERITAS common stock in lieu of paying that cash to Seagate's stockholders.

    For a more complete description of VERITAS' reasons for the merger, see "Special Factors Regarding the Leveraged Buyout and the
    Merger -- Consideration of the Merger and the Leveraged Buyout by
    VERITAS -- VERITAS' Purposes and Reasons for the Merger" beginning on page 103 of this document.

Q: WHAT WILL I RECEIVE FROM THE LEVERAGED BUYOUT AND THE MERGER?

A: You will not receive any consideration in the leveraged buyout or the merger.
   As noted above, you are receiving this document in connection with the solicitation of your approval of the issuance of new shares of VERITAS common stock to stockholders of Seagate in connection with the merger.

Q: CAN THE MERGER BE COMPLETED WITHOUT THE LEVERAGED BUYOUT?

A: No. The merger with Seagate is conditioned on the completion of the leveraged buyout. If the leveraged buyout does not happen, neither will the merger. Similarly, the leveraged buyout is conditioned on all of the conditions to the merger being satisfied other than the completion of the leveraged buyout itself. Neither the leveraged buyout nor the merger with Seagate will happen unless the leveraged buyout and the merger are approved by the stockholders of Seagate, the issuance of new shares of VERITAS common stock in connection with the merger is approved by the stockholders of VERITAS, and all of the other conditions to the completion of both the leveraged buyout and the merger are satisfied.

Q: HOW WILL THE LEVERAGED BUYOUT AND THE MERGER WITH SEAGATE AFFECT ME?

A: You will continue to hold the same number of shares of VERITAS common stock after the merger. The leveraged buyout and the merger will not have any effect on your ownership of the VERITAS shares you hold or on your voting rights with respect to those shares. However, as described in the response to "Why is VERITAS acquiring Seagate?", each share of VERITAS common stock that you hold after the merger will represent a slightly larger ownership percentage of VERITAS and a slightly greater percentage of the total voting power.

Q: HOW WILL THE LEVERAGED BUYOUT AND THE MERGER WITH SEAGATE AFFECT VERITAS'
   BUSINESS AND OPERATIONS?

A: VERITAS presently plans to continue conducting its businesses and operations following the merger in the same manner as it currently conducts them.

Q: DO DIRECTORS OR EXECUTIVE OFFICERS OF VERITAS HAVE ANY OTHER SPECIAL
   INTERESTS IN THE LEVERAGED BUYOUT AND THE MERGER?

A: Yes. Stephen Luczo and Gregory Kerfoot, who are directors of VERITAS, are executive officers of Seagate and Seagate Software, respectively. Mr. Luczo also is a director of Seagate and a member of Seagate's senior management team who will participate in the ownership of Suez Acquisition Company. Messrs. Luczo and Kerfoot did not participate in discussions or negotiations on behalf of VERITAS in connection with the merger agreement or the merger.

Q: WHAT ELSE DO I NEED TO DO IN ADDITION TO COMPLETING AND RETURNING THE
   ENCLOSED PROXY?

A: Nothing. You will not be asked to turn in any certificates for your VERITAS shares or take any other action in connection with the merger agreement, the merger or the share issuance by VERITAS other than returning the enclosed proxy.

Q: WHAT VOTE OF VERITAS STOCKHOLDERS IS NEEDED TO APPROVE THE PROPOSAL?

A: Approval of the issuance of new shares of VERITAS common stock in connection with the merger requires the affirmative vote of the holders of a majority of the outstanding shares of VERITAS common stock. Therefore, if you fail to vote or if you abstain from voting, it will have the same effect as a vote against the share issuance. Seagate currently holds 128,059,966 shares of VERITAS common stock, or approximately 31.7% of the outstanding VERITAS shares. Under the terms of the merger agreement, Seagate is required to vote all of its shares of VERITAS common stock in favor of the share issuance in connection with the merger.

Q: WHAT ARE THE TAX CONSEQUENCES OF THE MERGER TO THE VERITAS STOCKHOLDERS?

A: VERITAS stockholders will not recognize any gain or loss on their shares of VERITAS common stock as a result of the merger with Seagate.

Q: WHAT SHOULD I DO NOW?

A: After you have carefully read this document, PLEASE COMPLETE, DATE AND SIGN
   THE PROXY CARD ENCLOSED WITH THIS DOCUMENT AND RETURN THE PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE AS SOON AS POSSIBLE so that your shares of VERITAS common stock may be represented at the special meeting. If you sign and return the enclosed proxy card but do not include instructions on how to vote your proxy, your shares will be voted FOR the issuance of VERITAS common stock to the Seagate stockholders in connection with the merger.

Q: IF VERITAS SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE
   MY SHARES FOR ME?

A: Your broker will not be able to vote your VERITAS shares without instructions from you. If you do not provide your broker with these instructions, your broker's "non-votes" will be treated as shares present at the special meeting but which have not been voted, and will have the same effect as a vote against approval of the share issuance. As a result, it is important that you follow the directions provided by your broker regarding how to instruct your broker to vote your shares.

Q: CAN I CHANGE MY VOTE AFTER I HAVE SUBMITTED MY PROXY?

A: Yes. You may change your vote in one of the following three ways at any time before your proxy is voted at the special meeting. First, you may send a written notice to the Secretary of VERITAS before the special meeting stating that you would like to revoke your proxy. Second, you may complete and submit a later-dated signed proxy card before the special meeting. Third, you may attend the special meeting and vote in person. Simply attending the special meeting without voting, however, will not revoke your proxy. If your shares are held in "street name" by your broker, you must contact your broker for instructions on how to revoke your proxy. Also, if your shares are held of record by a broker, bank or other nominee, you will need to bring to the special meeting a letter from the broker, bank or other nominee confirming your beneficial ownership of the shares.

Q: WHEN DO YOU EXPECT THE MERGER WITH SEAGATE TO BE COMPLETED?

A: We are working toward completing the merger as quickly as possible. We hope to complete the merger during the fourth calendar quarter of 2000.

Q: HAS THE BOARD OF DIRECTORS OF VERITAS APPROVED THE MERGER WITH SEAGATE?

A: Yes. The board of directors of VERITAS, acting without the participation of Mr. Luczo (who is the Chief Executive Officer of Seagate, a director of Seagate and a member of Seagate's senior management team who will participate in the ownership of Suez Acquisition Company) and Mr. Kerfoot (who is an executive officer of Seagate Software), has unanimously approved the merger agreement and the merger, and the issuance of new shares of VERITAS common stock in connection with the merger. The VERITAS board of directors, acting without the participation of Messrs. Luczo and Kerfoot, unanimously recommends that you vote FOR the issuance of new shares of VERITAS common stock to the Seagate stockholders in connection with the merger.

Q: DID THE VERITAS BOARD OF DIRECTORS RECEIVE A FAIRNESS OPINION FROM AN
   INVESTMENT BANKER IN CONNECTION WITH THE MERGER?

A: Yes. The board of directors of VERITAS retained Credit Suisse First Boston
   Corporation to advise it on the merger. Prior to approval of the merger with Seagate by the VERITAS board of directors, Credit Suisse First Boston delivered its oral opinion to VERITAS' board of directors on March 28, 2000, which it later confirmed in writing as of March 29, 2000, to the effect that as of the date of the opinion, the exchange ratio for the stock portion of the consideration issuable in connection with the merger was fair to VERITAS from a financial point of view. A copy of Credit Suisse First Boston's opinion is attached to this document as Annex H. You should read Credit Suisse First Boston's opinion carefully. Credit Suisse First Boston's opinion does not constitute a recommendation to any stockholder as to how to vote on any matter at the VERITAS special meeting.

    Credit Suisse First Boston and some of its affiliates and their officers and employees have established investment funds that have committed to invest
    (1) an aggregate of $20 million to acquire interests in Silver Lake Partners, and (2) an aggregate of $10 million to acquire interests in Texas Pacific Group. These commitments were made substantially before Credit Suisse First Boston began advising VERITAS regarding the transactions described in this document.

    VERITAS has agreed to pay Credit Suisse First Boston a fee of $5 million upon the rendering of Credit Suisse First Boston's opinion to VERITAS' board of directors and a fee of $25 million upon consummation of the merger, against which the opinion fee will be credited.

    For a more complete description of Credit Suisse First Boston's fairness opinion, as well as Credit Suisse First Boston's commitments to invest in Silver Lake Partners and in Texas Pacific Group and its fee arrangements with VERITAS, see "Special Factors Regarding the Leveraged Buyout and the Merger -- Consideration of the Merger and the Leveraged Buyout by
    VERITAS -- Opinion of VERITAS' Financial Advisor" beginning on page 109 of this document.

Q: ARE THERE RISKS I SHOULD CONSIDER IN DECIDING WHETHER TO VOTE FOR THE
   ISSUANCE OF NEW VERITAS SHARES TO THE SEAGATE STOCKHOLDERS?

A: Yes. In evaluating the proposed issuance of new shares of VERITAS common stock to the Seagate stockholders, you should carefully consider the factors discussed under "Risk Factors -- Risks to Both Seagate and VERITAS Stockholders Relating to the Leveraged Buyout and the Merger" beginning on page 59 of this document.

Q: SHOULD I SEND IN MY VERITAS STOCK CERTIFICATES?

A: No. You are not being asked to exchange any shares of VERITAS common stock that you own in connection with the merger or the other transactions described in this document. PLEASE DO NOT SEND IN YOUR VERITAS STOCK CERTIFICATES.

Q: AM I ENTITLED TO DISSENTERS' OR APPRAISAL RIGHTS IN CONNECTION WITH THE
   MERGER OR THE LEVERAGED BUYOUT?

A: No. Under applicable law, holders of VERITAS common stock are not entitled to appraisal rights in connection with the merger or the leveraged buyout.

Q: WHERE CAN I FIND MORE INFORMATION ABOUT VERITAS AND SEAGATE?

A: Both VERITAS and Seagate file reports, proxy and information statements and other information with the Securities and Exchange Commission. You may read and copy this information at the SEC's public reference facilities. Please call the SEC at 1-800-SEC-0330 for information about these facilities. This information is also available at the Internet site the SEC maintains at www.sec.gov. See "Where You Can Find Additional Information" beginning on page 257 of this document.

Q: WHOM SHOULD I CONTACT IF I HAVE ANY QUESTIONS ABOUT THE LEVERAGED BUYOUT OR
   THE MERGER?

A: You should contact Dave Galiotto by telephone at 650-318-4047 or by e-mail at dave.galiotto@veritas.com, with any questions about the leveraged buyout, the merger, the issuance of new shares of VERITAS common stock to Seagate's stockholders or related transactions. Normal toll charges will apply to telephone calls made to this number. We will try to answer questions submitted by e-mail no later than two business days after they are received.

                             CONSIDERATION COMPONENTS

     The following identifies the components of the consideration payable in the merger transaction, based upon the assumptions described on page 4 of this document.

                                                              CURRENTLY ESTIMATED AMOUNT
                                                              --------------------------
                                                                    (IN MILLIONS)
 I. CASH AVAILABLE:
      1. $2.050 billion received in the leveraged buyout,
       less                                                            $  2,050
      2. $765 million delivered to Suez Acquisition Company
         in the leveraged buyout, plus                                     (765)
      3. Seagate cash on hand, less                                       2,352
      4. Retirement of Seagate funded debt, less                           (781)
      5. Estimated taxes, less                                             (150)
      6. Withholding taxes, less                                           (456)
      7. Value of rollover equity, less                                    (162)
      8. Transaction expenses, less                                         (72)
      9. Other liabilities not assumed by Suez, less                        (45)
     10. Funding of tax trust.                                             (150)
     Total cash available before VERITAS election
        in the merger (1 through 10 above).                            $  1,821

II. MERGER CONSIDERATION:*
     1. Total cash available before VERITAS election, after
        deducting $50 million litigation settlement holdback
        (1 through 10 above), less                                     $  1,771
                                                                     ($7.35 per share)**
     2. VERITAS Election ($0, $250 or $500 million), plus                (0, 250 or 500)
     3. 109,330,300 new VERITAS shares, plus                             15,094***
     4. Determined value of additional VERITAS shares for
        unsold
        investment securities, plus                                          50
     5. Additional VERITAS shares if VERITAS
        makes election specified in No. 2, plus                                 0, 250
       or 500
     6. Estimated tax refund amount, plus                                    34
     7. Funding of tax trust, plus                                          150
     8. Escrowed Lernout & Hauspie shares.                                    3

* All amounts based on October 11, 2000 stock prices and Seagate estimated cash at October 11, 2000.

** Based upon an estimated 241.1 million shares of Seagate common stock outstanding on October 11, 2000, calculated on a pro forma basis assuming the net exercise of all outstanding in-the-money stock options and rights under the Seagate employee stock purchase plan.

*** Calculated as 128,059,966 shares owned by Seagate at October 11, 2000, multiplied by discount rate per agreement of approximately 14.6%. Resulting shares of 109,330,300 are multiplied by $138.0625, representing the fair value of VERITAS shares as of October 11, 2000.

                          DIAGRAMS OF THE TRANSACTIONS

     The following diagram depicts the asset transfers and payments associated with the leveraged buyout and the merger.

                   [Asset Transfers and Payments Flow Chart]

 * Consists of shares of Gadzoox Networks and Lernout & Hauspie, to the extent not sold prior to the completion of the merger. All other investments are included in the operating assets.

** Estimated at $7.35 per share. Equal to Seagate's existing cash plus $2.050 billion (less value of rollover equity) received in the leveraged buyout, minus $765 million of Seagate's cash to be acquired by Suez Acquisition Company, approximately $781 million necessary to repay or redeem Seagate's existing debt, $456 million to satisfy tax withholding obligations arising in connection with the acceleration of Seagate options, $72 million for transaction costs, $150 million required to satisfy Seagate's estimated tax liabilities, and $150 million to be withheld and deposited in a trust pending the resolution of some Seagate tax audits. Does not give effect to VERITAS' right to elect to reduce the cash paid in connection with the merger by $250 million or $500 million and to issue additional VERITAS shares in place of that cash, resulting in estimated net cash per share of $6.31 and $5.27, respectively. Note that these per share amounts exclude approximately $0.21 per share in cash that will be paid to Seagate stockholders following court approval of the settlement of existing class action litigation and dismissal with prejudice of the underlying complaints in this litigation and related lawsuits pending in California.

     The following diagram depicts the transfers occurring in connection with the merger between Seagate and a subsidiary of VERITAS.

                                [MERGER DIAGRAM]

     The following is a diagram depicting the currently contemplated structure of Seagate and VERITAS immediately following the merger.

                               [VERITAS DIAGRAM]

* Based upon the market value of Seagate's investment securities and VERITAS common stock as of October 11, 2000, and assuming VERITAS elects to reduce the cash portion of the consideration payable in connection with the merger by $500 million and to issue additional VERITAS shares in place of that cash.

                                    SUMMARY

     The following is a summary of this document. This summary highlights selected information contained in this document, but may not contain all of the information that is important to you. To fully understand the leveraged buyout and the merger, we encourage you to read this entire document carefully, as well as the additional documents attached hereto as Annexes and any other documents to which we refer you under "Additional Documents and Other Information Incorporated by Reference" beginning on page 257 of this document. We also caution you not to place undue reliance on forward looking statements contained in this document or in the documents to which we refer you. See "-- Cautionary Statement Regarding Forward Looking Statements Contained in this Document" on page 36 of this document.

THE PARTIES

                                 [SEAGATE LOGO]

                            SEAGATE TECHNOLOGY, INC.
                                 920 Disc Drive
                        Scotts Valley, California 95066
                                 (831) 438-6550
                             http://www.seagate.com

     Seagate Technology, Inc. designs, manufactures and markets products for storage, retrieval and management of data on computer systems and other systems that receive, store and transmit data. These products include disc drives and disc drive components, tape drives and software. Seagate designs, manufactures and markets a broad line of rigid disc drives. These products are used in computer systems ranging from desktop personal computers to large, sophisticated enterprise computers. Seagate also designs and markets tape drives ranging in capacity from 4 gigabytes to 240 gigabytes for low cost storage and protection of large volumes of data electronically. Seagate currently produces tape backup solutions for desktop personal computers and midrange servers to complement its line of disc drive products. Through its Seagate Software Holdings, Inc. subsidiary, Seagate also develops and markets software products and provides related services enabling business users and information technology professionals to manage enterprise information.

                                 [VERITAS LOGO]

                          VERITAS SOFTWARE CORPORATION
                              1600 Plymouth Street
                        Mountain View, California 94043
                                 (650) 335-8000
                             http://www.veritas.com

     VERITAS Software Corporation is a leading independent supplier of storage management software for the data availability market. Storage management software has grown significantly in importance and market impact during the last few years. Over time the information technology operations of an enterprise have moved from just being a piece of their computing infrastructure to providing competitive advantage through their providing highly available mission critical data that is accessible at all times. VERITAS products assist businesses by making sure that their data is protected, can be accessed at all times, and can be managed and used in compliance with business policies. Since VERITAS' products help to improve the levels of centralization, control, automation and manageability in computing environments, they allow information technology, or IT, managers to be significantly more effective with constrained resources and limited budgets. More specifically, VERITAS' products offer protection against data loss and file corruption, allow rapid recovery after disk or computer system failure, enable IT managers to work efficiently with large numbers of files, and make it possible to manage data distributed on large networks of computer systems without harming productivity or interrupting users. In addition, VERITAS' products provide continuous availability of data in clustered computer systems that share disk resources to maintain smooth business operations. VERITAS' products are highly scalable in order to keep up with the rapid growth of data and technologies deployed in businesses. In summary, VERITAS' products help its customers manage their data storage in complex and diverse computing environments efficiently and cost-effectively.

                   SUEZ ACQUISITION COMPANY (CAYMAN) LIMITED
                                 P.O. Box 265GT
                                  Walker House
                                  George Town
                                  Grand Cayman
                                 Cayman Islands
                                 (650) 233-8120

     Suez Acquisition Company (Cayman) Limited is a newly formed limited company organized under the laws of the Cayman Islands. Suez Acquisition Company was organized solely for the purpose of entering into the stock purchase agreement with Seagate and Seagate Software. Suez Acquisition Company also has the right under the stock purchase agreement to assign its rights under that agreement to one or more designees. Suez Acquisition Company is controlled by Silver Lake Partners and Texas Pacific Group. Silver Lake Partners L.P. is a private investment firm headquartered in Menlo Park, California and New York, New York, the general partner of which is Silver Lake Technology Associates, L.L.C. Silver Lake Technology Associates is a Delaware limited liability company, the managing members of which are James A. Davidson, Glenn H. Hutchins, David J. Roux and Integral Capital Partners. Texas Pacific Group is a private investment firm headquartered in Fort Worth, Texas, which is managed by entities controlled by David Bonderman, James G. Coulter and William S. Price III.

THE STOCK PURCHASE AGREEMENT AND THE LEVERAGED BUYOUT (PAGE 123)

  STRUCTURE AND PURCHASE PRICE

     Under the terms of the stock purchase agreement, Seagate has agreed to sell all of its operating assets and assign substantially all of its liabilities (including any liabilities arising out of the pending litigation between Seagate and Convolve) to Suez Acquisition Company in a leveraged buyout. Suez Acquisition Company is a newly formed company controlled by a private equity group comprised of Silver Lake Partners, Texas Pacific Group, August Capital, Chase Capital Partners, Goldman Sachs and most of Seagate's senior management team. The private equity group has agreed to pay Seagate $2.050 billion in cash (less the amount of rollover equity, as described beginning on page 127) in exchange for all of its operating assets and $765 million of its cash, so the portion of the purchase price available for payment to Seagate's stockholders in connection with the leveraged buyout is $1.285 billion. These operating assets include all of the operating assets of Seagate and its consolidated subsidiaries. Seagate will also be required to use additional cash to cover Seagate's current tax liabilities, redeem its existing indebtedness and pay transaction costs, as more fully described under "The Stock Purchase Agreement and the Leveraged
Buyout -- Adjustments" beginning on page 124 of this document.

     Based upon Seagate's estimated cash balance as of October 11, 2000 and after giving effect to the retirement of Seagate's outstanding debt, the consummation of the leveraged buyout, payment of accrued bonuses and provision for estimated taxes, Seagate currently estimates that approximately $7.35 per outstanding Seagate share will be available for distribution to Seagate stockholders in connection with the merger. This amount, less the amount by which VERITAS may elect to reduce the cash payable in the merger, will be distributed to Seagate's stockholders in connection with the merger. If VERITAS elects to reduce the cash by $250 million or $500 million, the corresponding amounts would be $6.31 and $5.27, respectively. These amounts are only estimates. The actual amount will not be determined until the day the merger is completed and probably will be different than this estimate. In addition, these per share amounts exclude approximately $0.21 per share in cash that will be paid to Seagate stockholders following court approval of the settlement of existing class action litigation and dismissal with prejudice of the underlying complaints in this litigation and related lawsuits pending in California.

  FINANCING OF THE PURCHASE PRICE

     Prior to the execution of the stock purchase agreement, Suez Acquisition Company delivered to Seagate copies of commitment letters from Silver Lake Partners, L.P., TPG Partners III, L.P., August Capital, Chase Capital Partners and GS Private Equity Partners, L.P., to provide equity financing in an aggregate amount of at least $800 million. In addition, Suez Acquisition Company delivered to Seagate copies of commitment letters from The Chase Manhattan Bank, Goldman Sachs Credit Partners L.P. and Merrill Lynch Capital Corporation to provide senior secured credit facilities of $900 million in the aggregate (including a $200 million revolver facility) and $400 million in senior subordinated financing. The equity and debt financing described above, together with the rollover equity described below, will provide the funds necessary to consummate the leveraged buyout.

  ROLLOVER EQUITY

     Most of Seagate's senior management team have agreed that, in lieu of receiving consideration in connection with the merger, they will convert a portion of their Seagate equity with an aggregate value of between $150 million and $250 million (targeted at $200 million, but no less than $150 million) into deferred compensation and equity in the entity that will own Seagate's operating assets following the completion of the leveraged buyout. Although the aggregate amount of cash that Seagate receives from Suez Acquisition Company in the leveraged buyout will be reduced by the aggregate value of this converted equity, the per share cash amount received by Seagate in the leveraged buyout (and, therefore, the per share amount received by Seagate's stockholders in the merger) will not be reduced.

  NO SOLICITATIONS BY SEAGATE

     Until the closing of the leveraged buyout, Seagate generally may not solicit, initiate or encourage an offer or proposal for an alternative transaction. However, Seagate may enter into discussions with a third party regarding some types of alternative transactions if the alternative transaction is superior, from a financial point of view, to the leveraged buyout and the merger in the case of some types of alternative transactions, or to the leveraged buyout itself in the case of other types of alternative transactions.

     For a more detailed description of the restrictions imposed by the stock purchase agreement on Seagate's ability to solicit alternative transactions, see "The Stock Purchase Agreement and the Leveraged Buyout -- Covenants Relating to Solicitations by Seagate Prior to the Completion of the Leveraged Buyout" beginning on page 131 of this document.

  CONDITIONS TO THE COMPLETION OF THE LEVERAGED BUYOUT

     The completion of the leveraged buyout is subject to a number of customary conditions, including approval of the leveraged buyout by Seagate's stockholders, the absence of any governmental orders prohibiting the leveraged buyout, governmental antitrust clearance, and the completion of Suez Acquisition Company's financing for the leveraged buyout. It is also a condition to the completion of the leveraged buyout that Seagate have $765 million in cash on hand, plus an additional amount of cash necessary to satisfy Seagate's unpaid tax liabilities, pay for certain transaction costs and bonuses, and redeem its outstanding indebtedness.

     For a more detailed description of the conditions to the completion of the leveraged buyout, see "The Stock Purchase Agreement and the Leveraged
Buyout -- The Completion of the Leveraged Buyout; Conditions to the Completion of the Leveraged Buyout -- Conditions to the Completion of the Leveraged Buyout" beginning on page 134 of this document.

  TERMINATION OF THE STOCK PURCHASE AGREEMENT

     The stock purchase agreement may be terminated at any time prior to the completion of the leveraged buyout under customary circumstances, including the following:

     - the mutual agreement of Seagate and Suez Acquisition Company;

     - the failure to complete the leveraged buyout by December 31, 2000;

     - the issuance of a governmental order permanently prohibiting the leveraged buyout;

     - the failure to receive the approval of the leveraged buyout by Seagate's stockholders at the Seagate special meeting at which the leveraged buyout is considered and voted upon;

     - the acceptance by Seagate of a superior acquisition proposal from a third party and payment by Seagate of a termination fee to Suez Acquisition Company; or

     - the withdrawal by Seagate's board of directors of its support for the leveraged buyout.

     For a more detailed description of the bases upon which Seagate and Suez Acquisition Company may terminate the stock purchase agreement, see "The Stock Purchase Agreement and the Leveraged Buyout -- Termination of the Stock Purchase Agreement; Termination Fees and Payments -- Termination" beginning on page 136 of this document.

  TERMINATION FEES AND PAYMENTS

     Seagate is required to pay Suez Acquisition Company an $80 million termination fee in cash if the stock purchase agreement is terminated under some circumstances.

     For a detailed description of the circumstances under which Seagate is required to pay Suez Acquisition Company a termination fee, see "The Stock Purchase Agreement and the Leveraged Buyout -- Termination of the Stock Purchase Agreement; Termination Fees and Payments -- Termination Fees and Payments" beginning on page 137 of this document.

THE MERGER AGREEMENT AND THE MERGER (PAGE 138)

  STRUCTURE AND EFFECTS

     In the merger, a wholly owned subsidiary of VERITAS will merge with Seagate, the VERITAS subsidiary will cease to exist and Seagate will continue as a wholly owned subsidiary of VERITAS.

     As a result of the merger:

     - each share of Seagate common stock outstanding immediately prior to the time the merger takes place (other than those being canceled) will be converted into the right to receive the merger consideration described below;

     - the shares of Seagate restricted stock and stock options to purchase shares of Seagate common stock held by members of Seagate's senior management team that are being converted into deferred compensation and equity in the entity that will own Seagate's operating assets following the completion of the leveraged buyout will be canceled;

     - all options to purchase shares of Seagate common stock (other than the options held by Seagate's senior management team that are being canceled as described above), whether vested or unvested, will be converted into shares of Seagate common stock on a net issue basis and then (after withholding) immediately converted into the right to receive the merger consideration described below; and

     - all rights to purchase shares of Seagate common stock outstanding under the Seagate employee stock purchase plan will be fully exercised, and all shares of Seagate common stock acquired as a result of this exercise will be converted into the merger consideration described below.

     Outstanding shares of VERITAS common stock will not be converted or exchanged in the merger.

  THE MERGER CONSIDERATION

     The consideration that Seagate's stockholders will receive in the merger consists of a stock portion, a cash portion and the right to receive amounts equal to tax refunds and credits attributable to Seagate that are received or utilized following the completion of the merger. The total number of shares of VERITAS common stock to be issued in connection with the merger, the cash payable in connection with the merger, and any of Seagate's tax refunds and credits, will be divided among all of the shares of Seagate common stock outstanding immediately prior to the time the merger takes place (other than those being canceled), including:

     - all shares of Seagate common stock issuable upon the net exercise of all stock options to acquire Seagate common stock, other than shares deducted and withheld in order to satisfy applicable withholding tax obligations of Seagate, and other than stock options held by members of Seagate's senior management team, which stock options will be converted into deferred compensation and an equity interest in the entity that will own Seagate's operating assets following the leveraged buyout; and

     - all shares of Seagate common stock issuable upon the exercise of rights under Seagate's employee stock purchase plan.

     The Stock Portion

     A portion of the consideration issuable to Seagate's stockholders in connection with the merger will consist of shares of VERITAS common stock. The total number of shares of VERITAS common stock to be issued in the merger will equal the sum of the following:

     - 109,330,300 shares of VERITAS common stock;

     - a number of shares of VERITAS common stock determined by dividing the amount (either $0, $250 million or $500 million) by which VERITAS elects to reduce the cash portion payable in connection with the merger by the average closing price per share of VERITAS common stock for the five consecutive trading days ending on the trading day immediately preceding the date that VERITAS makes its election; and

     - a number of shares of VERITAS common stock determined by dividing the aggregate negotiated discount to the average market prices of the shares of Gadzoox Networks and Lernout & Hauspie held by Seagate shortly before the completion of the merger, by the average closing price per share of VERITAS common stock for the five consecutive trading days ending two trading days immediately prior to the completion of the merger.

     The Cash Portion

     A portion of the consideration payable to Seagate's stockholders in connection with the merger will consist of an amount of cash equal to:

     - the cash received by Seagate in connection with the leveraged buyout; and

     - all of Seagate's other available cash on hand at the time the merger is completed (i.e., all cash remaining after delivering $765 million to the private equity group in connection with the leveraged buyout, withholding and depositing $150 million in a trust pending the resolution of some Seagate tax audits, and providing for the payment of Seagate's current tax liabilities, tax withholding obligations, outstanding debt, and transaction expenses).

     As stated above, we currently estimate this to represent approximately $7.35, $6.31 or $5.27 per outstanding Seagate share if VERITAS elects to reduce the cash payable in connection with the merger by $0, $250 million or $500 million, respectively, and issue additional VERITAS shares in place of that cash. Note that these per share amounts exclude approximately $0.21 per share in cash that will be paid to Seagate stockholders following court approval of the settlement of existing class action litigation and dismissal with prejudice of the underlying complaints in this litigation and related lawsuits pending in California.

     The merger agreement permits VERITAS to elect to reduce the cash portion of the consideration payable in connection with the merger by either $250 million or $500 million. VERITAS must choose one of these amounts during the 15 trading days ending two trading days prior to the day of the Seagate special meeting. If VERITAS chooses to reduce the cash portion of the consideration payable in connection with the merger in this manner, VERITAS will issue an additional number of its shares based upon the average market price of VERITAS common stock shortly before the time VERITAS makes its election.

     Seagate Tax Refunds and Credits

     A portion of the consideration payable to Seagate's stockholders in connection with the merger will consist of the right to receive an amount equal to any tax refunds received and tax credits utilized following the completion of the merger that are attributable to Seagate for taxable years or periods (or any portion of a taxable year or period) ending immediately prior to the completion of the merger.

     Upon receipt of a tax refund or the utilization of a tax credit, VERITAS is required to remit an amount in cash equal to the amount of tax refund received or credit utilized to the administrator of a trust. All funds collected by the administrator plus the $150 million described above under the heading "The Cash Portion" will be invested in short-term money market instruments and either applied to pay income tax liabilities of Seagate and expenses, fees and taxes associated with the operation of the trust or paid to those persons who were Seagate stockholders at the time of the merger when available for distribution. The trust will be initially funded with $150 million out of cash otherwise available for distribution to Seagate stockholders in connection with the completion of the merger. The administrator will distribute any amounts held in the trust in excess of $150 million on a quarterly basis. The first such distribution is not expected until the second quarter of 2001. The $150 million retained in the trust will be distributed upon the completion of Seagate tax audits or the expiration of the applicable period for assessment with respect to those taxable periods beginning on or after July 1, 1999 and ending on or before the closing date of the merger.

     Each Seagate stockholder's interest in Seagate's tax refunds and credits is a non-transferable right and will be evidenced by appropriate documentation as agreed upon by Seagate and VERITAS prior to the completion of the merger.

     Escrowed Lernout & Hauspie Shares

     A portion of Seagate's shares (297,120 shares) of Lernout & Hauspie are being held in escrow in accordance with the terms of agreements governing Lernout & Hauspie's recently completed acquisition of Dragon Systems. These escrowed shares, with a fair value of $3.2 million as of October 11, 2000, are included as part of Seagate's investment securities that VERITAS will acquire in the merger. However, VERITAS will not issue additional VERITAS shares for these securities. Instead, upon resolution of certain acquisition related contingencies with Lernout & Hauspie, some or all of these escrowed shares will be transferred to the trustee or administrator that will administer the distribution of the tax refund amount and the shares will be sold or distributed, when permitted under applicable law and in accordance with any contractual restrictions, and the proceeds distributed to Seagate stockholders along with amounts relating to the tax refunds and credits described above, following completion of the merger.

  NO SOLICITATIONS BY SEAGATE

     Until the completion of the merger, Seagate generally may not solicit, initiate or encourage an offer or proposal for an alternative transaction. However, Seagate may enter into discussions with a third party regarding some types of alternative transactions if the alternative transaction is superior, from a financial point of view, to the merger.

     For a more detailed description of the restrictions imposed by the merger agreement on Seagate's ability to solicit alternative transactions, see "The Merger Agreement and the Merger -- Covenants Relating to Solicitations by Seagate Prior to the Completion of the Merger" beginning on page 151 of this document.

  CONDITIONS TO THE COMPLETION OF THE MERGER

     The completion of the merger is subject to a number of customary conditions, including approval of the merger by Seagate's stockholders, approval of the issuance of VERITAS shares in connection with the merger by VERITAS' stockholders, the absence of any governmental orders prohibiting the merger and governmental antitrust clearance. It is also a condition to the completion of the merger that Seagate and Suez Acquisition Company have completed the leveraged buyout.

     In addition, it is a condition to the completion of the merger that each of Seagate and VERITAS receives opinions from their respective tax counsel that the merger should qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code. In the event that tax counsel were unable to deliver the tax opinions, the merger would not be consummated unless the condition requiring the delivery of the tax opinions was waived. Neither VERITAS nor Seagate intends to waive this condition. If tax counsel were unable to deliver the tax opinions, revised proxy materials would be circulated to Seagate stockholders describing the altered tax consequences of the merger and a new vote of the Seagate stockholders would be held.

     For a more detailed description of the conditions to the completion of the merger, see "The Merger Agreement and the Merger -- The Closing; Conditions to the Closing -- Conditions to the Closing" beginning on page 153 of this document.

  TERMINATION OF THE MERGER AGREEMENT

     The merger agreement may be terminated at any time prior to the completion of the merger under customary circumstances, including the following:

     - the mutual agreement of Seagate and VERITAS;

     - the failure to complete the merger by December 31, 2000;

     - the issuance of a governmental order permanently prohibiting the merger;

     - the failure to receive the approval of the merger by Seagate's stockholders at Seagate's special meeting;

     - the failure to receive the approval of VERITAS' stockholders for the issuance of VERITAS shares in connection with the merger at the VERITAS special meeting;

     - the acceptance by Seagate of a superior acquisition proposal from a third party and payment of a termination fee to VERITAS; or

     - the withdrawal by Seagate's board of directors or VERITAS' board of directors of its support for the merger.

     For a more detailed description of the basis upon which Seagate and VERITAS may terminate the merger agreement, see "The Merger Agreement and the Merger -- Termination; Termination Fees and Payments -- Termination" beginning on page 155 of this document.

  TERMINATION FEES AND PAYMENTS

     Under the terms of the merger agreement, Seagate must pay VERITAS a $440 million termination fee in cash if the merger agreement is terminated under some circumstances.

     For a detailed description of the circumstances under which Seagate is required to pay VERITAS a termination fee, see "The Merger Agreement and the Merger -- Termination; Termination Fees and Payments -- Termination Fees and Payments" beginning on page 157 of this document.

APPRAISAL RIGHTS (PAGE 159)

     Holders of shares of Seagate common stock who do not wish to accept the consideration payable to Seagate's stockholders under the terms of the merger agreement and who follow the procedures required under Delaware law will be entitled to appraisal rights. Holders of shares of Seagate common stock are not entitled to appraisal rights solely in connection with the leveraged buyout.

     Holders of shares of VERITAS common stock are not entitled to appraisal rights in connection with the leveraged buyout or the merger.

THE INDEMNIFICATION AGREEMENT (PAGE 165)

     In connection with the leveraged buyout and the merger, Seagate, VERITAS and Suez Acquisition Company entered into an indemnification agreement. Under the terms of the indemnification agreement, Suez Acquisition Company has agreed to indemnify Seagate and VERITAS against liabilities relating to Seagate's operating business, while Seagate and VERITAS have agreed to indemnify Suez Acquisition Company against liabilities associated with the assets to be retained by Seagate and acquired by VERITAS in the merger.

     The indemnification agreement also contains provisions relating to the payment of taxes and the preparation of tax returns following the completion of the leveraged buyout and the merger.

THE EXCLUSIVITY AGREEMENT (PAGE 167)

     VERITAS and Suez Acquisition Company are parties to a letter agreement that provides, in part, that VERITAS will be obligated to pay to Suez Acquisition Company a $50 million termination fee in cash if the stock purchase agreement is terminated under some circumstances and VERITAS enters into some specified types of alternative transactions within 90 days after the termination of the stock purchase agreement.

AMENDMENTS TO STOCK PURCHASE AGREEMENT, MERGER AGREEMENT AND INDEMNIFICATION AGREEMENT (PAGE 158)

     A consolidated amendment to the stock purchase agreement, the merger agreement and the indemnification agreement, which was executed on August 29, 2000, reduced the amount of cash Seagate is required to have on hand as a condition to completion of the leveraged buyout to $765 million from $775 million, clarified the manner of satisfying applicable tax withholding obligations in connection with the merger, established certain agreements with respect to Seagate's tax refunds and credits, and corrected and clarified other provisions in the agreements.

     A second consolidated amendment to the stock purchase agreement, the merger agreement and the indemnification agreement, which was executed on October 18, 2000, increased the purchase price to be paid by Suez Acquisition Company for Seagate's operating assets from $2 billion to $2.050 billion, changed VERITAS' right to elect to retain either $500 million or $750 million of cash to a right to elect to retain either $250 million or $500 million of cash, specified that VERITAS' election to retain cash must be made during the 15 trading days ending two trading days prior to the Seagate special meeting, and reduced the maximum amount that may be withheld at the completion of the merger and deposited in a trust from $300 million to $150 million.

INTERESTS OF DIRECTORS AND OTHER EXECUTIVE OFFICERS OF SEAGATE IN THE LEVERAGED BUYOUT AND THE MERGER (PAGE 97)

     Mr. Luczo and other executive officers of Seagate have interests in the leveraged buyout and the merger that are different from, or in addition to, the interests of Seagate's stockholders generally and which may create potential conflicts of interest. In addition, Mr. Luczo and other executive officers of Seagate will receive benefits in connection with the leveraged buyout and the merger that are not available to other Seagate stockholders.

INTERESTS OF DIRECTORS OF VERITAS IN THE MERGER (PAGE 114)

     Stephen Luczo and Gregory Kerfoot, who are directors of VERITAS, are executive officers of Seagate and Seagate Software, respectively. Mr. Luczo also is a director of Seagate and a member of Seagate's senior management who will participate in the ownership of Suez Acquisition Company. Messrs. Luczo and Kerfoot did not participate in discussions or negotiations on behalf of VERITAS in connection with the merger agreement or the merger.

OPINION OF SEAGATE'S FINANCIAL ADVISOR (PAGE 85)

     In making its determination on whether to approve and recommend the leveraged buyout and the merger, the board of directors of Seagate considered, among other things, the oral opinions of Morgan Stanley to Seagate's board of directors on March 29, 2000 and August 25, 2000, subsequently confirmed in writing on March 29, 2000 and August 29, 2000, respectively, to the effect that, as of March 29, 2000 and August 29, 2000, respectively, and based upon and subject to the various considerations set forth in its opinions, the consideration to be received by the holders of Seagate common stock in connection with the merger was fair, from a financial point of view, to those holders. The opinions of Morgan Stanley are subject to the limitations and qualifications described in the opinions. A copy of the opinion of Morgan Stanley dated August 29, 2000 is attached to this document as Annex G. We encourage you to carefully read the August 29, 2000 Morgan Stanley opinion in its entirety. THE MORGAN STANLEY OPINIONS ARE DIRECTED TO SEAGATE'S BOARD OF DIRECTORS AND DO NOT CONSTITUTE A RECOMMENDATION TO ANY SEAGATE STOCKHOLDER AS TO ANY MATTER RELATING TO THE LEVERAGED BUYOUT OR THE MERGER.

     PLEASE NOTE THAT THE MORGAN STANLEY OPINIONS SPEAK AS OF THE DATES THEY WERE ISSUED AND THE AUGUST 29, 2000 OPINION WILL NOT BE UPDATED.

     Morgan Stanley's opinions did not address any individual components of the consideration payable in connection with the merger, such as the consideration payable to Seagate in the leveraged buyout or the exchange ratio for the fixed stock portion payable in the merger. However, the merger consideration (which includes, among other things, net amounts received in the leveraged buyout) is made up, in part, of these components.

     Morgan Stanley and some of its officers, employees and affiliates have committed to invest up to $50.1 million in Silver Lake Partners' $2.3 billion fund. Morgan Stanley's commitment is $1 million, and the remainder consists of commitments from approximately 130 officers, employees and affiliates of Morgan Stanley. The aggregate amount of these commitments that could be drawn for the leveraged buyout would represent approximately 0.8% of the equity required for the leveraged buyout. These commitments were made before Morgan Stanley began advising the Seagate board of directors regarding the transactions described in this document. Pursuant to other pre-existing agreements, Morgan Stanley Dean Witter & Co., the parent of Morgan Stanley, has the right to receive approximately 0.86% of Silver Lake Partners' contractual right to participate in 20% (or approximately 0.17%) of any profits earned upon disposition of the assets acquired in the leveraged buyout, and certain officers of Morgan Stanley have committed to acquire up to $550,000 of limited partnership interests in funds affiliated with TPG Partners III, L.P. In addition, Morgan Stanley and some of its officers, directors and affiliates also committed to invest up to approximately $43.5 million in certain investment funds that have joined or may join the investor group organized by Silver Lake Partners to effect the leveraged buyout. The aggregate amount of these commitments that could be drawn for the leveraged buyout would represent approximately 0.1% of the equity required for the leveraged buyout. Pursuant to its engagement letter with Seagate, upon completion of the merger, Morgan Stanley will be entitled to receive a cash fee, based upon a percentage of the aggregate value of the merger. The minimum fee payable to Morgan Stanley is $10 million and the maximum fee is $50 million. Seagate currently believes the fee payable to Morgan Stanley will be at the high end of this range.

     In connection with the preparation and delivery of its opinions, and in discussions with the Seagate board, Morgan Stanley performed some alternative financial analyses of Seagate's operating assets. Some of these analyses resulted in valuation ranges in excess of the price being paid in the leveraged buyout by Suez. The Seagate board was aware of these alternative analyses of the operating assets but believes the leveraged buyout is fair to Seagate's unaffiliated stockholders because it allows the overall merger transaction to occur and for the other reasons discussed in more detail in "Special Factors Regarding the Leveraged Buyout and the Merger -- Consideration of the Leveraged Buyout and the Merger by Seagate" beginning on page 80 of this document.

OPINION OF VERITAS' FINANCIAL ADVISOR (PAGE 109)

     In making its determination on whether to approve the merger between Seagate and VERITAS, the board of directors of VERITAS considered, among other things, the oral opinion of Credit Suisse First Boston rendered to the board of directors of VERITAS on March 28, 2000, which was subsequently confirmed in writing as of March 29, 2000, to the effect that, as of the date of the opinion and based upon and subject to the various considerations set forth in its opinion, the exchange ratio for the stock component of the consideration payable to Seagate's stockholders in connection with the merger was fair from a financial point of view to VERITAS. The opinion of Credit Suisse First Boston is subject to the limitations and qualifications described in the opinion, a copy of which is attached to this document as Annex H. THE CREDIT SUISSE FIRST BOSTON OPINION IS DIRECTED

TO THE VERITAS BOARD OF DIRECTORS AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY VERITAS STOCKHOLDER AS TO ANY MATTER RELATING TO THE MERGER.

     Credit Suisse First Boston and some of its affiliates and their officers and employees have established investment funds that have committed to invest
(i) an aggregate of $20 million to acquire interests in Silver Lake Partners, and (ii) an aggregate of $10 million to acquire interests in Texas Pacific Group. These commitments were made substantially before Credit Suisse First Boston began advising VERITAS regarding the transactions described in this document.

REGULATORY FILINGS AND APPROVALS REQUIRED TO COMPLETE THE LEVERAGED BUYOUT AND THE MERGER (PAGE 169)

     In order to complete the leveraged buyout and the merger, each of Seagate, VERITAS and Mr. Stephen Luczo, a director and executive officer of Seagate and a member of Seagate's senior management team who will participate in the ownership of Suez Acquisition Company, filed notifications under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and Seagate made various filings with state and foreign governmental authorities with jurisdiction over applicable antitrust laws. It is a condition to the obligations of Seagate, VERITAS and Suez Acquisition Company to complete the leveraged buyout and the merger that they comply with the Hart-Scott-Rodino Antitrust Improvements Act and that all applicable waiting periods under that statute expire. The waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act for Seagate's, VERITAS' and Mr. Luczo's filings have expired.

     Seagate, VERITAS and Suez Acquisition Company are not aware of any other significant governmental or regulatory approval required for completion of the leveraged buyout or the merger, other than the effectiveness of the registration statement of which this document forms a part, and compliance with the applicable corporate laws of the state of Delaware.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER (PAGE 169)

     Consummation of the merger is conditioned upon the receipt by Seagate and VERITAS of opinions from their respective counsel that the merger should be treated as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code. These opinions will be subject to certain assumptions, limitations and qualifications, and will be based upon the truth and accuracy of certain factual representations of Seagate and VERITAS. As discussed under "Material United States Federal Income Tax Consequences of the Merger" beginning on page 169 of this document, these opinions will be qualified and the conclusion that the merger qualifies as a "reorganization" is not free from doubt. Furthermore, these opinions will be based upon currently existing provisions of the Internal Revenue Code, existing Treasury regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Nonetheless, in the event tax counsel were unable to deliver the tax opinions, the merger would not be consummated unless the condition requiring the delivery of the tax opinions was waived. Neither VERITAS nor Seagate intends to waive this condition. If tax counsel were unable to deliver the tax opinions, revised proxy materials would be circulated to Seagate stockholders describing the altered tax consequences of the merger and a new vote of the Seagate stockholders would be held.

     Assuming that the merger qualifies as a reorganization, and that the shares of Seagate common stock surrendered in the merger were held as capital assets:

     - Seagate stockholders will be required to recognize gain for federal income tax purposes on the exchange of shares of Seagate common stock for VERITAS common stock, cash and, in general, the right to receive Seagate's tax refunds and credits, but only up to the amount of cash received plus, in general, the fair market value of their proportionate share in the right to receive Seagate's tax refunds and credits and $150 million reduced by some potential Seagate tax liabilities. Seagate's stockholders will not be permitted to recognize any loss on the exchange;

     - the leveraged buyout will have no direct tax consequence to Seagate's stockholders, but the cash received in the merger will be based in part on the consideration received by Seagate from Suez Acquisition Company in connection with the leveraged buyout; and

     - neither Seagate nor VERITAS will recognize gain or loss as a result of the merger.

     In addition, it should be noted that VERITAS stockholders will not recognize any gain or loss on their shares of VERITAS common stock as a result of the merger.

ACCOUNTING TREATMENT OF THE LEVERAGED BUYOUT AND THE MERGER (PAGE 175)

     The leveraged buyout will be accounted for by Seagate as a sale of assets and liabilities to Suez Acquisition Company in exchange for cash. The merger will be accounted for by VERITAS at the estimated fair value of the assets and liabilities remaining in Seagate, immediately prior to the merger.

LITIGATION REGARDING THE LEVERAGED BUYOUT AND THE MERGER (PAGE 163)

     After the announcement of the leveraged buyout and merger, seventeen putative class action lawsuits were filed in the Chancery Court of Delaware alleging that Seagate and its directors breached their fiduciary duties in connection with the leveraged buyout and merger. VERITAS was also named as a defendant in some of these lawsuits. On October 13, 2000, the parties to these lawsuits reached an agreement in principle to settle them. The primary elements of this agreement include (1) Suez Acquisition Company will increase the cash purchase price in the leveraged buyout by $50 million in cash, from $2.0 billion to $2.050 billion; (2) the merger agreement will be amended to (a) replace VERITAS' right to elect to retain either $500 million or $750 million of cash with a right to elect to retain either $250 million or $500 million of cash, (b) reduce the maximum amount that may be held back in escrow to cover potential Seagate tax liabilities from $300 million to $150 million, and (c) specify that VERITAS' election to retain cash must be made during the 15 trading days ending two trading days prior to the Seagate special meeting; (3) Suez will pay any attorneys' fees that may be awarded to the plaintiff's counsel; and (4) prior to the closing of the transaction, Seagate will obtain a fairness opinion from Lehman Brothers regarding the combined consideration to be received by Seagate stockholders in the merger and the leveraged buyout taken together. The $50 million of additional consideration will be paid upon court approval of the settlement and dismissal with prejudice of the underlying complaints in the Delaware lawsuits and the five California lawsuits referred to in the last paragraph of this section. Although Seagate expects final court approval and dismissal to occur within the 120 day period following the completion of the merger, it is possible that settlement and dismissal could take substantially longer. The $50 million of additional consideration will be held in escrow by VERITAS, and earn interest at the 90 day treasury bill rate, pending distribution to

Seagate stockholders. See "Litigation Regarding the Leveraged Buyout and the Merger" beginning on page 163 of this document.

     The Seagate board of directors has not received the Lehman Brothers opinion referred to above, but will obtain the opinion from Lehman Brothers at least two weeks prior to the Seagate special meeting. When this opinion is received, Seagate will file an amendment to the Schedule 13E-3 transaction statement filed in connection with the transactions described in this document to include the text of that opinion, together with a description of the analysis utilized in rendering the opinion. In addition, Seagate will also file a Current Report on Form 8-K under the Securities Exchange Act of 1934, which will contain the Lehman Brothers opinion and analysis as exhibits, at least two weeks prior to the date of the Seagate special meeting. Copies of the Lehman Brothers opinion, when obtained by the Seagate board of directors, can be obtained from Seagate by calling Bill Rowley, Seagate Investor Relations, at (831) 439-2371.

     In addition to the Delaware lawsuits, five putative class action lawsuits were filed in California Superior Court, also alleging that the directors and some of the officers of Seagate breached their fiduciary duties in connection with the leveraged buyout and the merger. VERITAS and Silver Lake Partners are also named as defendants in some of these lawsuits. Seagate, VERITAS and Silver Lake Partners believe these lawsuits are without merit and intend to contest them vigorously.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS CONTAINED IN THIS DOCUMENT

     This document contains forward looking statements, including statements with respect to the financial condition, results of operations and business of Seagate and VERITAS, and on the expected impact of the leveraged buyout and the merger on the financial performance of Seagate and of the merger on the financial performance of VERITAS. Words such as anticipates, expects, intends, plans, believes, seeks, estimates and similar expressions identify forward looking statements. These forward looking statements are not guarantees of future performance and are subject to certain risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward looking statements.

IN EVALUATING THE LEVERAGED BUYOUT AND THE MERGER, YOU SHOULD CAREFULLY CONSIDER THE DISCUSSION OF THESE AND OTHER FACTORS DESCRIBED UNDER "RISK FACTORS" BEGINNING ON PAGE 56 OF THIS DOCUMENT.

                   SUMMARY SELECTED HISTORICAL FINANCIAL DATA

SUMMARY SELECTED HISTORICAL FINANCIAL DATA FOR SEAGATE

     The following summary selected historical financial data for Seagate for fiscal 1996 through fiscal 2000 was derived from Seagate's audited financial statements for the same periods. This financial data is only a summary and should be read in conjunction with the Seagate financial statements and related notes included in this document.

                                                              FISCAL YEARS ENDED
                                              --------------------------------------------------
                                              JUNE 30,   JULY 2,   JULY 3,   JUNE 27,   JUNE 28,
                                                2000      1999      1998       1997       1996
                                              --------   -------   -------   --------   --------
                                                   (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
HISTORICAL STATEMENTS OF OPERATIONS DATA:
Revenues....................................   $6,448    $6,802    $6,819     $8,940     $8,588
Income (loss) from operations...............     (561)      258      (686)       858        287
Net income (loss)...........................      310     1,176      (530)       658        213
Basic net income (loss) per share*..........     1.41      4.99     (2.20)      2.84       1.07
Diluted net income (loss) per share*........     1.35      4.54     (2.20)      2.62        .96
Shares used in computing basic net income
  (loss) per share*.........................    219.4     235.8     241.3      231.5      198.7
Shares used in computing diluted net income
  (loss) per share*.........................    229.5     242.5     241.3      257.3      237.4

HISTORICAL BALANCE SHEET DATA:
Cash, cash equivalents and short-term
  investments...............................   $2,015    $1,623    $1,827     $2,283     $1,174
Working capital.............................    2,031     1,772     2,240      2,716      1,961
Total assets................................    7,167     7,072     5,645      6,723      5,240
Long-term obligations, net of current
  portion...................................      703       703       704        702        798
Total stockholders' equity..................    3,847     3,563     2,937      3,476      2,466

---------------

* See (1) in Net Income Per Share footnote at F-19 of Notes to Consolidated Financial Statements.

     The results of operations for fiscal 2000 include a $537 million gain on sale of VERITAS common stock, a $679 million gain on the sale of SanDisk Corporation common stock, $231 million in gains on the exchange of certain investments in other equity securities, a $207 million net restructuring charge, a $326 million charge related to Seagate's equity interest in VERITAS, a $105 million write-off of in-process research and development incurred primarily in connection with the acquisition of XIOtech Corporation, a $64 million charge in connection with various legal settlements, a $286 million compensation charge related to the reorganization of Seagate Software, and a $28 million charge related to employee separations.

     The results of operations for fiscal 1999 include a $60 million restructuring charge, a $78 million charge to operations for milestone payments related to the acquisition of Quinta Corporation, a $1,670 million gain on the contribution of the Network Storage Management Group business of Seagate Software, or NSMG, to VERITAS net of various transaction costs, and a $119 million charge related to Seagate's equity ownership in VERITAS.

     Seagate's fiscal 1998 results of operations include a $347 million restructuring charge, a $223 million write-off of in-process research and development incurred primarily in connection with the acquisition of Quinta Corporation, a $76 million charge for mark-to-market adjustments on certain of Seagate's foreign currency forward exchange contracts and a $22 million reduction in the charge recorded in fiscal 1997 as a result of the adverse judgment in the Amstrad PLC litigation.

     The fiscal 1997 results of operations include a $153 million charge as a result of the adverse judgment in the Amstrad PLC litigation. Fiscal 1996 results of operations include a $242 million restructuring charge as a result of the merger with Conner Peripherals, Inc. and a $99 million write-off of in-process research and development primarily incurred in connection with the acquisition of software companies.

     Prior periods have been restated to reflect the merger with Conner Peripherals in February 1996 on a pooling of interests basis, a two-for-one stock split, effected in the form of a stock dividend, in November 1996, and Statement of Financial Accounting Standards No. 128, "Earnings Per Share" adopted in the second quarter of fiscal 1998.

RECENT DEVELOPMENTS -- SEAGATE

     On October 10, 2000, Seagate announced financial results for the first quarter of its 2001 fiscal year. Revenue for the quarter ended September 29, 2000 was $1.748 billion, as compared with $1.682 billion for the comparable year-ago quarter ended October 1, 1999, and $1.548 billion for the immediately preceding quarter ended June 30, 2000. Seagate shipped a record 11.6 million disc drives in its quarter ended September 29, 2000; however, Seagate's ability to satisfy total customer demand was constrained by a limited supply of electrical components from some external suppliers.

     Gross margin as a percentage of revenue was 21.1% for the quarter ended September 29, 2000 compared with 16.5% for the comparable year-ago period and 21.8% for the immediately preceding quarter. The decrease in gross margin as a percentage of revenue from the immediately preceding quarter was primarily due to continued price declines for both enterprise and personal storage products, as well as the increased cost of some externally sourced electrical components.

     Operating expenses, excluding cost of sales, were $333 million for the quarter ended September 29, 2000 and included restructuring charges of $20 million. Operating expenses were $379 million for the comparable year-ago quarter and $373 million for the immediately preceding quarter. The decrease from the comparable year-ago quarter was primarily due to a decrease in restructuring costs, partially offset by increases in product development and marketing and administrative expenses. The decrease from the immediately preceding quarter was primarily due to charges for legal settlements in the immediately preceding quarter and decreased marketing and administrative expenses in the current quarter.

     Net other income was $77 million in the quarter ended September 29, 2000 and included $122 million of gains on sales of SanDisk stock and Veeco Instruments stock as well as charges of $67 million related to Seagate's equity interest in VERITAS.

     Net income and diluted net income per share were $75 million and $0.31, respectively, for the quarter ended September 29, 2000, compared with $2 million and $0.01 for the comparable year-ago quarter and $231 million and $0.96 for the immediately preceding quarter.

     The following consolidated condensed financial statements have been prepared by Seagate, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. Seagate believes the disclosures included in the following unaudited consolidated condensed financial statements, when read in conjunction with the consolidated financial statements of Seagate as of June 30, 2000 and notes thereto, are adequate to make the information presented not misleading.

     The following consolidated condensed financial statements reflect, in the opinion of management, all material adjustments necessary to summarize fairly the consolidated financial position, results of operations and cash flows for such periods. Such adjustments are of a normal recurring nature.

     The results of operations for the three month period ended September 29, 2000 are not necessarily indicative of the results that may be expected for the entire fiscal year ending June 29, 2001.

                            SEAGATE TECHNOLOGY, INC.

                CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
                      (IN MILLIONS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                            THREE MONTHS ENDED
                                                        ---------------------------
                                                        SEPTEMBER 29,    OCTOBER 1,
                                                            2000            1999
                                                        -------------    ----------
Revenue...............................................     $1,748          $1,682
Cost of sales.........................................      1,380           1,404
Product development...................................        159             140
Marketing and administrative..........................        138             118
Amortization of goodwill and other intangibles........         16               9
Restructuring costs...................................         20             112
                                                           ------          ------
     Total Operating Expenses.........................      1,713           1,783
     Income (Loss) from Operations....................         35            (101)
Interest income.......................................         34              21
Interest expense......................................        (12)            (13)
Activity related to equity interest in Veritas........        (67)            (99)
Gain on sale of Veritas stock.........................         --             193
Gain on sale of SanDisk stock.........................        102              --
Gain on sale of Veeco stock...........................         20              --
Other.................................................         --              (1)
                                                           ------          ------
     Other Income, net................................         77             101
                                                           ------          ------
Income before income taxes............................        112              --
Provision (benefit) for income taxes..................         37              (2)
                                                           ------          ------
     Net Income.......................................     $   75          $    2
                                                           ======          ======
NET INCOME PER SHARE:
  Basic...............................................     $ 0.33          $ 0.01
  Diluted.............................................     $ 0.31          $ 0.01
NUMBER OF SHARES USED IN PER SHARE COMPUTATIONS:
  Basic...............................................      228.2           218.6
  Diluted.............................................      240.4           224.1

                            SEAGATE TECHNOLOGY, INC.

                     CONSOLIDATED CONDENSED BALANCE SHEETS
                                 (IN MILLIONS)

                                                          SEPTEMBER 29,    JUNE 30,
                                                              2000           2000
                                                          -------------    --------
                                                           (UNAUDITED)
ASSETS
Cash and cash equivalents...............................     $1,303         $  875
Short-term investments..................................      1,048          1,140
Accounts receivable, net................................        777            678
Inventories.............................................        362            430
Deferred income taxes...................................        207            219
Other current assets....................................        150            167
                                                             ------         ------
  Total Current Assets..................................      3,847          3,509
Property, equipment and leasehold improvements, net.....      1,603          1,608
Investment in Veritas Software Corporation, net.........      1,055          1,122
Goodwill and other intangibles, net.....................        335            353
Other assets............................................        235            575
                                                             ------         ------
  Total Assets..........................................     $7,075         $7,167
                                                             ======         ======
LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable........................................     $  658         $  707
Accrued employee compensation...........................        173            195
Accrued expenses........................................        453            494
Accrued income taxes....................................         85             81
Current portion of long-term debt.......................          1              1
                                                             ------         ------
  Total Current Liabilities.............................      1,370          1,478
Deferred income taxes...................................        861          1,020
Other liabilities.......................................        119            119
Long-term debt, less current portion....................        703            703
                                                             ------         ------
  Total Liabilities.....................................      3,053          3,320
  Stockholders' Equity..................................      4,022          3,847
                                                             ------         ------
  Total Liabilities and Stockholders' Equity............     $7,075         $7,167
                                                             ======         ======

SUMMARY SELECTED HISTORICAL FINANCIAL DATA FOR VERITAS

     The following summary selected historical financial data for VERITAS for years ended December 31, 1995 through December 31, 1999 was derived from VERITAS' audited financial statements for the same periods, and the summary selected historical financial data for the six month period ended June 30, 2000 and 1999 was derived from VERITAS' unaudited financial statements for the same periods. This financial data is only a summary and should be read in conjunction with the VERITAS financial statements and related notes included in this document.

                                                                                  SIX MONTHS ENDED
                                      YEARS ENDED DECEMBER 31,                        JUNE 30,
                       ------------------------------------------------------   ---------------------
                          1999        1998       1997       1996       1995       2000        1999
                       ----------   --------   --------   --------   --------   ---------   ---------
                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED
  STATEMENT OF
  OPERATIONS DATA:
Total net revenue....  $  596,112   $210,865   $121,125   $ 72,746   $ 47,826   $ 520,076   $ 186,552
Amortization of
  developed
  technology.........      35,659         --         --         --         --      30,948       5,006
Amortization of
  goodwill and other
  intangibles........     510,943         --         --         --         --     439,517      71,557
Acquisition and
  restructuring
  costs..............      11,000         --      8,490         --         --          --      11,000
In-process research
  and development....     104,200        600         --      2,200         --          --     103,100
Income (loss) from
  operations.........    (475,237)    53,668     20,076     11,858      1,193    (309,346)   (139,846)
Net income (loss)....    (502,958)    51,648     22,749     12,129      2,371    (346,724)   (148,746)
Net income (loss) per
  share -- basic.....  $    (1.59)  $   0.24   $   0.11   $   0.06   $   0.01   $   (0.87)  $   (0.61)
Net income (loss) per
  share -- diluted...  $    (1.59)  $   0.22   $   0.10   $   0.06   $   0.01   $   (0.87)  $   (0.61)
Number of shares used
  in computing per
  share amounts --
  basic..............     316,892    211,558    205,300    193,617    181,590     397,645     245,493
Number of shares used
  in computing per
  share amounts --
  diluted............     316,892    232,519    222,716    209,228    193,780     397,645     245,493

                                                  AS OF DECEMBER 31,                        AS OF
                               --------------------------------------------------------    JUNE 30,
                                  1999        1998       1997       1996        1995         2000
                               ----------   --------   --------   ---------   ---------   ----------
                                                          (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET
  DATA:
Working capital..............  $  631,036   $198,842   $188,578   $  67,413   $  23,451   $  838,777
Total assets.................   4,233,277    349,117    241,880      94,524      48,100    4,077,544
Long-term obligations........     451,640    100,773    100,911       1,468       6,205      456,587
Accumulated deficit..........    (532,374)   (29,416)   (81,064)   (103,813)   (115,942)    (879,098)
Stockholders' equity.........   3,393,061    169,854    104,193      74,955      23,602    3,199,960

     In 1999, VERITAS acquired the NSMG business, TeleBackup and NuView. Because VERITAS accounted for the NSMG, TeleBackup and NuView acquisitions using the purchase method of accounting, VERITAS recorded developed technology, goodwill and other intangible assets of approximately $3,754.9 million in total. These assets are being amortized over their estimated useful life of four years, and result in charges to operations of approximately $234.8 million per quarter. VERITAS also recorded one-time non-cash charges of $104.2 million in its statements of operations in 1999, related to the write-off of in-process research and development. VERITAS also recorded a one-time restructuring charge in 1999 of $11.0 million related primarily to costs for its duplicative facilities that it plans to vacate.

RECENT DEVELOPMENTS -- VERITAS

     On October 12, 2000, VERITAS announced financial results for its third quarter ended September 30, 2000. VERITAS achieved third quarter revenue of $317.2 million, an increase of 73% over last year's third quarter revenue of $183.4 million. VERITAS' revenue for the nine-month period ended September 30, 2000 was $837.2 million, an increase of 126% over last year's nine-month revenue of $370.0 million. VERITAS believes that the increases in total revenue achieved in these periods are not necessarily indicative of future results. Total revenue consists of user license fees and services revenue. For user license fees, the increases were primarily the result of the continued growth in market acceptance of VERITAS' software products, a greater volume of large end-user transactions, increased revenue from original equipment manufacturer resales of bundled and unbundled products and the introduction of new products. For services revenue, the increases were due primarily to increased sales of service and support contracts on new licenses, renewal of service and support contracts on existing licenses and, to a lesser extent, an increase in demand for consulting and training services. For the nine-month period ended September 30, 2000, the increases in user license fees and services revenue were also the result of the acquisition of NSMG on May 28, 1999.

     The operating margin for the quarter ended September 30, 2000, excluding purchase accounting amortization and write-off of in-process research and development, remained consistent with the quarter ended September 30, 1999, at 32%. The operating margin for the nine-month period ended September 30, 2000, excluding purchase accounting amortization, write-off of in-process research and development and acquisition and restructuring costs, increased to 31% compared with 30% for the same period last year.

     For the current third quarter, VERITAS reported a net loss of $148.1 million, or $0.37 per share, compared with a net loss of $183.6 million, or $0.48 per share for the prior year. Included in the current year third quarter's net loss is $235.3 million of purchase accounting amortization. Included in the prior year third quarter's net loss is $234.9 million of purchase accounting amortization and a one-time charge of $1.1 million for the write-off of in-process research and development. For the current year nine-month period, VERITAS reported a net loss of $494.8 million, or $1.24 per share, compared with a net loss of $332.3 million, or $1.14 per share for the same period in the prior year. Included in the current year nine-month period's net loss is $705.8 million of purchase accounting amortization. Included in the prior year nine-month period's net loss is $311.4 million of purchase accounting amortization, a one-time charge of $104.2 million for the write-off of in-process research and development and $11.0 million of acquisition and restructuring costs.

     The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. They do not include all of the information and footnotes required by generally accepted accounting principles for annual financial statements. In the opinion of VERITAS' management, all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation have been included. The results for the interim periods presented are not necessarily indicative of the results that may be expected for any future period. The following information should be read in conjunction with the consolidated financial statements and notes thereto included in the VERITAS Software Corporation's Annual Report on Form 10-K for the year ended December 31, 1999.

                          VERITAS SOFTWARE CORPORATION

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                     THREE MONTHS ENDED        NINE MONTHS ENDED
                                        SEPTEMBER 30,            SEPTEMBER 30,
                                    ---------------------    ----------------------
                                      2000        1999          2000        1999
                                    ---------   ---------    ----------   ---------
NET REVENUE:
  User license fees...............  $ 256,925   $ 157,643    $  686,092   $ 306,725
  Services........................     60,246      25,758       151,155      63,228
                                    ---------   ---------    ----------   ---------
     Total net revenue............    317,171     183,401       837,247     369,953
COST OF REVENUE:
  User license fees...............      9,270       5,891        29,247      10,673
  Services........................     21,707      10,787        60,171      25,568
  Amortization of developed
     technology...................     15,553      15,258        46,501      20,264
                                    ---------   ---------    ----------   ---------
     Total cost of revenue........     46,530      31,936       135,919      56,505
                                    ---------   ---------    ----------   ---------
GROSS PROFIT......................    270,641     151,465       701,328     313,448
OPERATING EXPENSES:
  Selling and marketing...........    116,936      67,895       310,628     139,290
  Research and development........     46,328      28,924       120,646      63,290
  General and administrative......     20,465      11,020        52,971      21,431
  Amortization of goodwill and
     other intangibles............    219,758     219,626       659,275     291,183
  In-Process research and
     development..................         --       1,100            --     104,200
  Acquisition and restructuring
     costs........................         --          --            --      11,000
                                    ---------   ---------    ----------   ---------
          Total operating
             expenses.............    403,487     328,565     1,143,520     630,394
                                    ---------   ---------    ----------   ---------
Loss from operations..............   (132,846)   (177,100)     (442,192)   (316,946)
Interest and other income, net....     15,648       7,266        39,688      13,445
Interest expense..................     (8,266)     (5,301)      (23,314)     (8,143)
                                    ---------   ---------    ----------   ---------
Loss before income taxes..........   (125,464)   (175,135)     (425,818)   (311,644)
Provision for income taxes........     22,642       8,441        69,012      20,678
                                    ---------   ---------    ----------   ---------
NET LOSS..........................  $(148,106)  $(183,576)   $ (494,830)  $(332,322)
                                    =========   =========    ==========   =========
NET LOSS PER SHARE -- BASIC.......  $   (0.37)  $   (0.48)   $    (1.24)  $   (1.14)
                                    =========   =========    ==========   =========
NET LOSS PER SHARE -- DILUTED.....  $   (0.37)  $   (0.48)   $    (1.24)  $   (1.14)
                                    =========   =========    ==========   =========
SHARES USED IN PER SHARE
  CALCULATION -- BASIC............    403,613     384,847       399,655     292,115
                                    =========   =========    ==========   =========
SHARES USED IN PER SHARE
  CALCULATION -- DILUTED..........    403,613     384,847       399,655     292,115
                                    =========   =========    ==========   =========

                          VERITAS SOFTWARE CORPORATION

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                      SEPTEMBER 30,    DECEMBER 31,
                                                          2000             1999
                                                      -------------    ------------
                                                       (UNAUDITED)
ASSETS
Current assets:
  Cash and short-term investments...................   $  948,578       $  692,381
  Accounts receivable, net..........................      169,115          132,180
  Deferred income taxes.............................       23,803           23,803
  Other current assets..............................       32,334           13,381
                                                       ----------       ----------
     Total current assets...........................    1,173,830          861,745
Long-term investments...............................      127,466           65,036
Property and equipment..............................      130,163           76,958
Goodwill and other intangibles......................    2,521,759        3,226,749
Other non-current assets............................       45,513            2,789
                                                       ----------       ----------
     Total assets...................................   $3,998,731       $4,233,277
                                                       ==========       ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..................................   $   33,287       $   30,229
  Accrued compensation and benefits.................       59,480           35,560
  Accrued acquisition and restructuring costs.......       18,087           24,202
  Other accrued liabilities.........................       57,655           47,531
  Income taxes payable..............................        8,433            6,804
  Deferred revenue..................................      138,456           86,979
                                                       ----------       ----------
     Total current liabilities......................      315,398          231,305
Non-current liabilities:
  Convertible subordinated notes....................      459,812          451,044
  Deferred income taxes.............................      124,405          157,867
                                                       ----------       ----------
     Total non-current liabilities..................      584,217          608,911
Stockholders' equity................................    3,099,116        3,393,061
                                                       ----------       ----------
     Total liabilities and stockholders' equity.....   $3,998,731       $4,233,277
                                                       ==========       ==========

                   SUMMARY SELECTED PRO FORMA FINANCIAL DATA

SUMMARY SELECTED UNAUDITED PRO FORMA CONDENSED FINANCIAL DATA FOR SEAGATE AND SEAGATE'S OPERATING ASSETS

     Seagate has completed several recent transactions, including:

     - a reorganization of Seagate Software in October 1999; and

     - the acquisition of XIOtech Corporation in January 2000.

     Seagate has provided summary pro forma financial data to give you a better picture of what the distribution of the assets and liabilities of Seagate might have looked like had the leveraged buyout, the liquidation of Seagate's short-term investments, the retirement of Seagate's long-term debt, the merger between Seagate and a VERITAS subsidiary, the payment of transaction related costs and other adjustments, and the distribution of excess cash and future tax refunds and credits to the stockholders of Seagate, occurred at the beginning of fiscal 2000. This financial information is provided for illustrative purposes only and is not necessarily indicative of what the results of operations or the distribution of assets and liabilities would have been for Seagate or Seagate's operating assets had the transactions described above occurred on the assumed dates.

     Seagate derived this data from the unaudited pro forma combined condensed statement of operations of Seagate and Seagate's operating assets for the year ended June 30, 2000. The unaudited pro forma combined statements of operations for Seagate give effect to the Seagate Software reorganization and the XIOtech acquisition as if they occurred as of the beginning of fiscal 2000. The unaudited pro forma combined statements of operations for Seagate's operating assets include all of the operating activities of Seagate and exclude the impact on earnings relating to Seagate's equity investments in VERITAS, Gadzoox Networks, SanDisk Corporation, Veeco Instruments and Lernout & Hauspie to be retained by Seagate in connection with the leveraged buyout and acquired by VERITAS in connection with the merger. The pro forma unaudited statements of operations for Seagate's operating assets give you a picture of what Seagate's operating assets might have looked like had they been separated from Seagate and had the XIOtech acquisition occurred at the beginning of fiscal 2000.

     The unaudited pro forma balance sheet of Seagate assumes that the sale of Seagate's operating assets in the leveraged buyout, the liquidation of Seagate's short-term investments, the retirement of Seagate's long-term debt, the completion of the merger, the payment of transaction related costs and other adjustments in connection with the leveraged buyout and the merger, and the distribution of cash and future tax refunds and credits to the stockholders of Seagate, occurred at the beginning of fiscal 2000.

     The summary selected unaudited pro forma condensed financial data for Seagate and Seagate's operating assets should be read in conjunction with the selected unaudited pro forma condensed financial data for Seagate and Seagate's operating assets and the related notes included in this document beginning on page 219. They should also be read in conjunction with the audited Seagate financial statements for the year ended June 30, 2000 which are included in this document beginning on page F-1. The selected unaudited pro forma condensed financial data for Seagate is not necessarily indicative of what the actual results of operations and financial positions would have been had the Seagate Software reorganization, and the XIOtech acquisition actually taken place at the beginning of fiscal 2000. The selected unaudited pro forma condensed statement of operations data for Seagate's operating assets is not necessarily indicative of what the actual results of operations would have been had Seagate's operating assets been operated separately from Seagate and had the XIOtech acquisition actually taken place at the beginning of fiscal 2000. The selected unaudited pro forma condensed balance sheet information is not necessarily indicative of what the actual distribution of assets and liabilities of Seagate would have been had the sale of Seagate's operating assets in the leveraged buyout, the liquidation of Seagate's short-term investments, retirement of Seagate's long-term debt, the completion of the merger, the payment of transaction related costs and other adjustments in connection with the leveraged buyout and the merger, and the distribution of cash and future tax refunds and credits to the stockholders of Seagate, occurred at June 30, 2000.

  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS DATA FOR SEAGATE

                                                                  FOR THE YEAR
                                                               ENDED JUNE 30, 2000
                                                              ---------------------
                                                              (AMOUNTS IN MILLIONS,
                                                                EXCEPT PER SHARE
                                                                      DATA)
Total net revenue...........................................          $6,448
(Loss) from operations......................................            (195)
Net income/(loss)...........................................             633
Net income/(loss) per share -- basic*.......................            2.79
Net income/(loss) per share -- diluted*.....................            2.67
Number of shares used in computing per share
  amounts -- basic*.........................................           226.8
Number of shares used in computing per share
  amounts -- diluted*.......................................           236.9

---------------

* See (1) in Net Income Per Share footnote at F-19 of Notes to Consolidated Financial Statements.

  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS DATA FOR SEAGATE'S OPERATING
  ASSETS

                                                                  FOR THE YEAR
                                                               ENDED JUNE 30, 2000
                                                              ---------------------
                                                              (AMOUNTS IN MILLIONS)
Total net revenue...........................................         $6,448
(Loss) from operations......................................           (190)
Net income/(loss)...........................................            (30)

     Seagate's operating business has neither a formal capital structure nor shares outstanding. Accordingly, no pro forma net income/(loss) per share information is provided for Seagate's operating assets.

  UNAUDITED PRO FORMA BALANCE SHEET DISTRIBUTION DATA FOR SEAGATE

                                                                            NET
                                                              CASH        ASSETS
                                                             -------    -----------
                                                             (AMOUNTS IN MILLIONS)
Balance at June 30, 2000...................................  $  875       $ 3,847
Conversion of short-term investments to cash...............   1,140            --
Retirement of long-term debt...............................    (774)          (70)
Cashless exercise of stock options.........................      --          (456)
Tax indemnification for Seagate tax liabilities............    (125)         (125)
Management bonuses.........................................     (45)          (45)
Sale of Operating Assets --
  Cash received(1).........................................   1,838         1,838
  Assets sold..............................................    (765)       (2,464)
Equity investments, retained cash, and other included in
  merger with VERITAS(2)...................................    (956)       (1,539)
Income taxes and other adjustments(3)......................    (125)           77
Cash used to fund the tax refund trust.....................    (150)         (150)
Excess cash to be distributed to stockholders..............    (913)         (913)
Remaining after all transactions...........................  $   --       $    --

---------------
(1) Assumes members of Seagate's senior management team convert $162 million of Seagate equity value into equity of Seagate's operating assets in connection with the leveraged buyout.

(2) Assumes VERITAS exercises its right to reduce the cash payable in connection with the merger by $500 million and issue additional shares of VERITAS common stock in place of this cash. In addition, assumes VERITAS retains $456 million in cash to pay for Seagate employer and employee withholding tax liabilities.

(3) Income taxes and other adjustments include cash used to pay transaction costs of $80 million and $69 million for foreign taxes and receipt of $24 million for the settlement of SanDisk shares subsequent to June 30, 2000.

SUMMARY SELECTED UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL DATA FOR VERITAS

     VERITAS has provided the following summary unaudited pro forma combined condensed consolidated financial statements to give you a better picture of what the results of operations and financial position of VERITAS might have looked like had the Seagate transaction and the NSMG, TeleBackup and NuView acquisitions occurred as of January 1, 1999.

  SEAGATE TRANSACTION

     The VERITAS unaudited pro forma combined condensed consolidated financial statements give effect to the issuance of VERITAS common stock and cash for all of the outstanding common stock of Seagate, immediately after the sale of all of the operating assets and liabilities of Seagate to Suez Acquisition Company in the leveraged buyout. The effect of the transactions is that VERITAS is not acquiring any of Seagate's operating business. Therefore, when VERITAS acquires Seagate immediately after the leveraged buyout, the only assets Seagate will hold will be shares of VERITAS common stock, its investment securities, and cash.

     The VERITAS unaudited pro forma combined condensed consolidated balance sheet as of June 30, 2000 combines the historical balance sheet of VERITAS as of June 30, 2000 and the pro forma balance sheet of Seagate as of June 30, 2000 which gives effect to the sale of its operating assets and liabilities to Suez Acquisition Company, assuming the transactions took place on June 30, 2000.

     Since VERITAS is not acquiring any operating business of Seagate, there is no statement of operations of Seagate to combine with the statement of operations of VERITAS. The VERITAS unaudited pro forma combined condensed consolidated statements of operations for the six months ended June 30, 2000 and the year ended December 31, 1999 show only a pro forma adjustment to the VERITAS historical statements of operations for the net reduction in VERITAS shares outstanding as a result of the acquisition of the remaining assets of Seagate. The VERITAS unaudited pro forma combined condensed consolidated statement of operations for the year ended December 31, 1999 shows, in addition, certain pro forma adjustments for the acquisitions by VERITAS during 1999 of NSMG, TeleBackup and NuView as described below.

  NSMG, TELEBACKUP AND NUVIEW ACQUISITIONS

     The VERITAS unaudited pro forma combined condensed consolidated statement of operations for the year ended December 31, 1999 combines VERITAS' historical results of operations for the year ended December 31, 1999 with NSMG's historical results of operations for the period from January 1, 1999 to May 28, 1999 and TeleBackup's historical results of operations from January 1, 1999 to June 1, 1999, the respective closing dates of the transactions, and give effect to the acquisitions of NSMG, TeleBackup and NuView using the purchase method of accounting assuming that the acquisitions took place on January 1, 1999. The results of operations of NuView from January 1, 1999 to the date of acquisition have been excluded as they were not significant; however, the pro forma adjustments give effect to the acquisition of NuView using the purchase method of accounting.

     The following VERITAS summary unaudited pro forma combined condensed consolidated financial statements should be read in conjunction with the selected unaudited pro forma combined condensed consolidated financial data for VERITAS and the related notes included in this document beginning on page 234. They also should be read in conjunction with the audited financial statements of VERITAS that are included in this document, beginning on page F-56, and the audited financial statements of NSMG beginning on page F-92 and of TeleBackup beginning on page F-129. The VERITAS unaudited pro forma combined condensed consolidated financial statements do not necessarily indicate what the actual operating results or financial position would have been had the NSMG, TeleBackup, NuView acquisitions and the acquisition of the designated assets of Seagate taken place on January 1, 1999. They also do not purport to indicate VERITAS' future results of operations or financial position.

                                                                        SIX MONTHS
                                                         YEAR ENDED       ENDED
                                                        DECEMBER 31,     JUNE 30,
                                                            1999           2000
                                                        ------------    ----------
                                                              (IN MILLIONS,
                                                          EXCEPT PER SHARE DATA)
VERITAS UNAUDITED PRO FORMA COMBINED CONDENSED
  STATEMENT OF OPERATIONS DATA:
Total net revenue.....................................     $  700         $  520
Loss from operations..................................       (718)          (309)
Net loss..............................................       (738)          (347)
Net loss per share -- basic...........................     $(1.99)        $(0.90)
Net loss per share -- diluted.........................     $(1.99)        $(0.90)
Number of shares used in computing per share
  amounts -- basic....................................        370            385
Number of shares used in computing per share
  amounts -- diluted..................................        370            385

                                                                  AS OF
                                                                JUNE 30,
                                                                  2000
                                                              -------------
                                                              (IN MILLIONS)
VERITAS UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET
  DATA:
Working capital.............................................     $1,139
Total assets................................................      5,884
Long-term obligations.......................................        457
Accumulated deficit.........................................       (879)
Total stockholders' equity..................................      3,944

              COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE DATA

SEAGATE COMPARATIVE PER SHARE DATA

     The following tables present certain unaudited historical and pro forma per share data that reflects the Seagate Software reorganization and the XIOtech acquisition as if such transactions had occurred as of the beginning of fiscal 2000. Such pro forma financial data also includes the effects of the leveraged buyout and the merger. The data presented below should be read in conjunction with the selected unaudited pro forma condensed financial data for Seagate included in this document beginning on page 219, and the historical financial statements of Seagate included in this document beginning on page F-3. The unaudited pro forma combined financial data does not necessarily indicate the operating results that would have been achieved had the foregoing transactions been in effect as of the beginning of the periods presented or future results of operations or financial position.

     The historical book value per share of Seagate common stock is computed by dividing stockholders' equity as of the end of each period for which such computation is made by the number of shares of common stock outstanding at the end of each period.

     The pro forma comparative per share data has been calculated assuming 9.1 million shares of Seagate common stock that were issued in October 1999 in connection with the Seagate Software reorganization were outstanding as of July 3, 1999 and 8.0 million shares of Seagate common stock that were issued in connection with XIOtech acquisition in January 2000 were outstanding as of July 3, 1999.

     After consideration of the sale of Seagate's operating assets to Suez Acquisition Company in the leveraged buyout, the completion of the merger, and the distribution of excess cash to Seagate's stockholders, there will be no net assets remaining in Seagate and, therefore, no pro forma book value per share has been included in this summary information.

  SEAGATE -- HISTORICAL

                                                               YEAR ENDED
                                                                OR AS OF
                                                                JUNE 30,
                                                                  2000
                                                              ------------
Net income per share -- basic*..............................     $ 1.41
Net income per share -- diluted*............................     $ 1.35
Book value per common share.................................     $16.78

---------------
* See (1) of Net Income Per Share footnote at F-19 of Notes to Consolidated Financial Statements.

  SEAGATE -- PRO FORMA

                                                               YEAR ENDED
                                                                JUNE 30,
                                                                  2000
                                                              ------------
Net income (loss) per share -- basic........................     $2.79
Net income (loss) per share -- diluted......................     $2.67

VERITAS COMPARATIVE PER SHARE DATA

     The following tables present certain unaudited historical and pro forma per share data that reflects the acquisitions of NSMG, TeleBackup and NuView and the merger between Seagate and a VERITAS subsidiary as if these acquisitions and the merger had taken place on January 1, 1999. The data presented below should be read in conjunction with the historical financial statements of VERITAS included in this document beginning on page F-56, and the VERITAS unaudited pro forma combined condensed consolidated financial data included in this document beginning on page 234. The VERITAS unaudited pro forma combined condensed financial statements do not necessarily indicate what the actual operating results or financial positions would have been had the acquisitions and merger taken place on January 1, 1999. They also do not purport to indicate VERITAS' future results of operations or financial position.

     The historical book value per VERITAS common share is computed by dividing stockholders' equity as of the end of each period presented by the number of shares of common stock outstanding at the end of each period.

     The pro forma comparative per share data is calculated assuming that 155.6 million shares issued in the NSMG acquisition in May 1999, 6.8 million shares issued in the TeleBackup acquisition and 1.4 million shares issued in the NuView acquisition were outstanding as of January 1, 1999. It also assumes that the number of shares outstanding as of January 1, 1999 was reduced by 12.6 million shares, representing the difference between the approximately 128.1 million VERITAS shares that VERITAS will acquire in the merger less an estimated 115.5 million VERITAS shares to be issued to Seagate's stockholders in connection with the merger.

 VERITAS -- HISTORICAL

                                               YEAR ENDED          SIX MONTHS ENDED
                                                OR AS OF               OR AS OF
                                            DECEMBER 31, 1999       JUNE 30, 2000
                                            -----------------      ----------------
Net income (loss) per share -- basic......       $(1.59)                $(0.87)
Net income (loss) per share -- diluted....       $(1.59)                $(0.87)
Book value per common share...............       $ 8.68                 $ 7.95

 VERITAS -- PRO FORMA

                                                                   SIX MONTHS ENDED
                                               YEAR ENDED              OR AS OF
                                            DECEMBER 31, 1999       JUNE 30, 2000
                                            -----------------      ----------------
Net income (loss) per share -- basic......       $(1.99)                $(0.90)
Net income (loss) per share -- diluted....       $(1.99)                $(0.90)
Book value per common share...............       $10.93                 $10.11
Equivalent pro forma net income (loss) per
  Seagate share -- basic and diluted*.....       $(0.97)                $(0.44)
Equivalent pro forma book value per
  Seagate share*..........................       $ 5.31                 $ 4.92

* Calculated using an exchange ratio of 0.486 of a VERITAS share for each Seagate share. The exchange ratio is based upon the closing per share prices of VERITAS and of Seagate's remaining investment securities, the number of shares of Seagate common stock outstanding, Seagate's estimated cash balance, all as of June 30, 2000, and the assumption that VERITAS retains $500 million of cash.

        COMPARATIVE PER SHARE MARKET PRICE DATA AND DIVIDEND INFORMATION

     As of October 11, 2000, 231,187,451 shares of common stock, par value $0.01 per share, of Seagate were outstanding and listed for trading on The New York Stock Exchange under the trading symbol "SEG." As of October 11, 2000, 404,186,411 shares of common stock, par value $0.001 per share, of VERITAS were outstanding and listed for trading on the Nasdaq National Market under the trading symbol "VRTS." The following table shows, for the periods indicated, the high and low reported sales prices for shares of Seagate common stock, as reported on The New York Stock Exchange, and for VERITAS common stock, as reported on the Nasdaq National Market. The prices for VERITAS in the following table reflect the two-for-one stock dividend of VERITAS common stock effected on July 9, 1999, and the three-for-two stock dividends effected on November 19, 1999 and March 3, 2000.

                                             VERITAS              SEAGATE
                                        ------------------    ----------------
                                         HIGH        LOW       HIGH      LOW
                                        -------    -------    ------    ------
CALENDAR YEAR 1998:
First Quarter.........................  $  8.76    $  6.09    $27.19    $17.75
Second Quarter........................     9.66       7.61     29.63     19.44
Third Quarter.........................    12.92       9.33     27.38     16.13
Fourth Quarter........................    14.22       5.82     34.50     19.81
CALENDAR YEAR 1999:
First Quarter.........................  $ 19.65    $ 13.55    $44.25    $25.63
Second Quarter........................    21.59      14.25     33.50     25.63
Third Quarter.........................    35.67      20.86     36.88     25.13
Fourth Quarter........................    95.42      32.95     48.81     26.56
CALENDAR YEAR 2000:
First Quarter.........................  $168.69    $ 76.04    $76.44    $38.88
Second Quarter........................   140.19    $ 82.00    $66.50    $35.75
Third Quarter.........................  $149.81    $ 87.50    $70.56    $44.63
Fourth Quarter (through October 11)...  $149.75    $125.00    $68.13    $63.13

     On October 11, 2000, the last sale price of Seagate common stock, as reported on The New York Stock Exchange, was $66.75 per share. On October 11, 2000, the last sale price of VERITAS common stock, as reported on the Nasdaq National Market, was $138.0625 per share.

     Seagate stockholders and VERITAS stockholders should obtain current market quotations for Seagate common stock and VERITAS common stock. The market price of Seagate common stock and VERITAS common stock has fluctuated substantially due to volatility in the marketplace. The market prices of Seagate common stock and VERITAS common stock will fluctuate between the date of this document and the completion of the leveraged buyout and the merger. Accordingly, we can give you no assurances regarding the market prices of Seagate common stock or VERITAS common stock before or after the date on which the leveraged buyout and the merger are completed.

     Seagate's present policy is to retain its earnings to finance future growth. Seagate has never paid cash dividends and has no present intention to pay cash dividends.

     VERITAS has never declared or paid cash dividends on its capital stock. Whether or not the merger is consummated, VERITAS anticipates that it will retain future earnings, if any, to fund development and growth of its business and does not anticipate paying any cash dividends in the foreseeable future.

                            SEAGATE MARKET PURCHASES

     The following table sets forth the aggregate number of shares of Seagate common stock purchased by Seagate in the open market during the first six months of calendar year 1998 and 1999 for each of the periods indicated, the high and low purchase price paid by Seagate during each period and the average purchase price paid by Seagate during each period. Seagate has not purchased any shares of Seagate common stock in the open market during calendar year 2000.

                                           SHARES       HIGH      LOW      AVERAGE
                                         PURCHASED     PRICE     PRICE      PRICE
                                         ----------    ------    ------    -------
CALENDAR YEAR 1998:
  Third Quarter........................      50,000    $24.23    $24.23    $24.19
  Fourth Quarter.......................   3,218,500    $31.75    $30.08    $31.03
CALENDAR YEAR 1999:
  First Quarter........................  23,126,600    $41.11    $27.13    $32.04
  Second Quarter.......................     615,600    $26.78    $26.40    $26.44
  Third Quarter........................  21,356,473    $35.65    $25.56    $30.02
  Fourth Quarter.......................   4,017,742    $44.38    $28.63    $32.10

                                  RISK FACTORS

     The leveraged buyout and the merger involve a high degree of risk. By voting in favor of the stock purchase agreement and the leveraged buyout, and the merger agreement and the merger, Seagate stockholders will be choosing to invest in VERITAS common stock. By voting in favor of the share issuance, VERITAS stockholders will be choosing to cause VERITAS to acquire Seagate (after the sale of Seagate's operating businesses in the leveraged buyout). An investment in VERITAS common stock involves a high degree of risk. In addition to the other information contained or incorporated by reference in this document, Seagate stockholders should carefully consider all of the following risks in deciding whether to vote for the stock purchase agreement and the leveraged buyout, and the merger agreement and the merger and VERITAS stockholders should carefully consider the risks set forth below under "-- Risks to Both Seagate and VERITAS Stockholders Relating to the Leveraged Buyout and the Merger" in deciding whether to vote for the share issuance.

RISKS TO SEAGATE STOCKHOLDERS RELATING TO THE LEVERAGED BUYOUT AND THE MERGER

  IF THE MARKET PRICE OF VERITAS COMMON STOCK DECLINES, SEAGATE AND VERITAS MAY BE UNABLE TO TERMINATE THE MERGER AGREEMENT AND SEAGATE STOCKHOLDERS WILL RECEIVE SHARES WITH A LOWER MARKET VALUE IN CONNECTION WITH THE MERGER

     A significant portion of the consideration to be issued to Seagate's stockholders in connection with the merger will consist of a fixed number of shares of VERITAS common stock. There will be no adjustment to the fixed number of shares of VERITAS common stock issued to Seagate's stockholders in connection with the merger based upon changes in the market price of VERITAS common stock. In addition, neither Seagate nor VERITAS may terminate the merger agreement or "walk away" from the merger solely due to changes in the market price of VERITAS common stock. Accordingly, the specific dollar value of the consideration that Seagate's stockholders will receive in connection with the merger will depend, in part, on the market value of VERITAS common stock, and may decrease from the date Seagate's stockholders submit their proxies. The market price of VERITAS common stock is subject to fluctuations in the market for publicly traded equity securities generally and has experienced significant volatility.

     VERITAS cannot predict or give any assurances as to the market price of its common stock at any time before or after the completion of the merger. Seagate stockholders should obtain recent market quotations for VERITAS common stock in making a determination on how to vote on the merger agreement and the merger. In addition, you should call the toll free telephone number that Seagate and VERITAS have established in order to find out the most recent estimate as to the amount of cash payable and the number of shares of VERITAS common stock issuable in exchange for each share of Seagate common stock in connection with the merger.

  THE MERGER MAY FAIL TO QUALIFY AS A "REORGANIZATION" WITHIN THE MEANING OF
  SECTION 368(a) OF THE INTERNAL REVENUE CODE

     Seagate and VERITAS intend the merger to qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code, and completion of the merger is conditioned upon the receipt by Seagate and VERITAS of opinions from their respective legal counsel that the merger should qualify as a "reorganization." These opinions, however, are not binding on the Internal Revenue Service or a court. In addition, these opinions are subject to important qualifications, and the conclusions set forth in the opinions are not free from doubt.

     In order for the merger between Seagate and a VERITAS subsidiary to qualify as a "reorganization," several requirements must be satisfied, three of which are of particular importance given the circumstances surrounding the merger. First, VERITAS must continue Seagate's historic business or use a significant portion of Seagate's historic business assets in a business. Following the sale of Seagate's operating assets to Suez Acquisition Company, Seagate will be a holding company that owns indirectly approximately 31.7% of the outstanding VERITAS common stock, as well as stock in certain other public companies. Under existing legal authority, it is uncertain how the requirement of historic business continuity applies to a holding company. The Internal Revenue Service could successfully assert that this requirement has not been satisfied and, consequently, that the merger between Seagate and VERITAS fails to qualify as a "reorganization."

     Second, the surviving corporation must hold "substantially all" of the properties of Seagate following the merger. For purposes of issuing private letter rulings, the Internal Revenue Service has stated that 70% of the fair market value of the gross assets and 90% of the fair market value of the net assets of the target corporation will be considered "substantially all" of the target's properties, and tax counsel intend to follow this safe harbor standard in rendering the required tax opinions. VERITAS intends to fund part of the cash component of the consideration payable in connection with the merger with cash provided from Seagate, but only to the extent that such cash does not exceed the safe harbor amount. VERITAS cannot assure you, however, that it will be able to provide a sufficient amount of cash from its own funds. Even if tax counsel concludes that the safe harbor standard is met, the Internal Revenue Service may successfully assert that the "substantially all" requirement has not been satisfied and that the merger fails to qualify as a "reorganization."

     Third, VERITAS must acquire at least 80% of the Seagate common stock for consideration consisting of VERITAS common stock. Because the consideration payable in connection with the merger consists of VERITAS common stock, cash and tax refunds and credits attributable to Seagate, the percentage of the total consideration represented by the VERITAS common stock will vary with fluctuations in the market price of VERITAS common stock. In addition, the value of the tax refunds and credits attributable to Seagate is subject to challenge because it represents a good faith estimate, rather than a precise calculation, of the value as of the completion of the merger. For these reasons, VERITAS common stock could be determined to represent less than 80% of the total merger consideration, in which case the merger would fail to qualify as a "reorganization."

     Seagate and VERITAS do not intend to seek a ruling from the Internal Revenue Service that the merger will qualify as a "reorganization." If the Internal Revenue Service were to determine that the merger does not qualify as a "reorganization," each Seagate stockholder would recognize capital gain or loss equal to the difference between that stockholder's basis in the Seagate common stock exchanged in the merger and the fair market value, as of the completion of the merger, of the VERITAS common stock and the cash received in the merger, and, in general, the proportionate share of the right to receive Seagate's future tax refunds and credits.

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  VERITAS' REVENUES, EARNINGS PER SHARE AND BOOK VALUE PER SHARE ARE ALL
  SIGNIFICANTLY LOWER THAN SEAGATE'S

     If the merger is completed, Seagate stockholders will become VERITAS stockholders and will no longer own any shares or other interests in Seagate. VERITAS has significantly smaller revenues and earnings per share than Seagate. For example, Seagate's annual revenues for its fiscal year ending June 30, 2000 were over $6.4 billion, while VERITAS' annual revenues for its fiscal year ending December 31, 1999 were approximately $596 million. Seagate's diluted net income per share for its fiscal year ending June 30, 2000 was $1.35, while VERITAS had a net loss per share of $(1.59) for its fiscal year ending December 31, 1999. VERITAS' equivalent pro forma net loss per Seagate share was $(0.97) for its fiscal year ending December 31, 1999, determined by multiplying the VERITAS pro forma net loss per share of ($1.99) for this period by 0.486, which is an estimated fractional number of VERITAS shares to be issued in exchange for a Seagate share in the merger. There can be no assurance that VERITAS will ever achieve the levels of revenues or earnings attained by Seagate. In addition, VERITAS' net book value per share as of December 31, 1999 was $8.68, while Seagate's was $16.78 as of June 30, 2000. VERITAS' equivalent pro forma book value per Seagate share was $4.92 as of June 30, 2000, determined by multiplying the VERITAS pro forma book value per share of $10.11 as of June 30, 2000 by 0.486, which is the estimated fractional number of VERITAS shares to be issued in exchange for a Seagate share in the merger as of June 30, 2000.

  THE RIGHTS OF VERITAS STOCKHOLDERS ARE MORE LIMITED THAN THOSE OF SEAGATE STOCKHOLDERS

     Following the merger between Seagate and VERITAS, Seagate stockholders will become VERITAS stockholders. There are important differences between the rights of Seagate stockholders and the rights of VERITAS stockholders. For example:

     - Seagate stockholders can cumulate votes for the election of directors, while VERITAS stockholders cannot;

     - Seagate stockholders can remove directors without cause, by a majority vote, while members of VERITAS' board may only be removed by VERITAS stockholders for cause and by a two-thirds vote;

     - Seagate stockholders may take action by written consent in lieu of a stockholders meeting, while VERITAS stockholders may take action only at a stockholders meeting;

     - The holders of 10% of the outstanding shares of Seagate capital stock may call a special meeting of Seagate stockholders, while VERITAS stockholders cannot; and

     - Seagate stockholders can generally amend their certificate of incorporation by a majority vote, while some provisions in VERITAS' certificate of incorporation and bylaws can be amended only by a two-thirds vote.

     For a more detailed discussion of the differences in the rights between Seagate stockholders and VERITAS stockholders, see "Comparison of Rights of Holders of Seagate Common Stock and VERITAS Common Stock" beginning on page 248 of this document.

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

RISKS TO BOTH SEAGATE AND VERITAS STOCKHOLDERS RELATING TO THE LEVERAGED BUYOUT AND THE MERGER

  SEAGATE WILL REMAIN LIABLE TO THIRD PARTIES AFTER THE LEVERAGED BUYOUT AND THE MERGER

     In the leveraged buyout, Seagate will sell all of its operating assets to Suez Acquisition Company, and Suez Acquisition Company will assume and indemnify VERITAS and Seagate for substantially all liabilities arising in connection with Seagate's operating assets. However, third parties may nevertheless try to seek recourse against Seagate for these liabilities. Seagate currently is a large, multinational enterprise that owns or leases facilities and offices in numerous states and foreign countries and employs over 60,000 persons worldwide. As a result, Seagate could continue to face a wide range of possible liabilities after the leveraged buyout and the merger are completed, both for actions, events or circumstances arising or occurring before the leveraged buyout and the merger as well as after. Some areas of potential liability include:

     - environmental cleanup costs and liabilities for claims made under federal, state or foreign environmental laws;

     - tax liabilities;

     - obligations under federal, state and foreign pension and retirement benefit laws;

     - existing and future litigation arising from the restructuring that Seagate commenced last year, including litigation initiated by terminated employees; and

     - existing and future patent litigation.

     If Suez Acquisition Company fails to indemnify VERITAS or Seagate under the indemnification agreement for any of these liabilities, VERITAS could experience a material adverse effect on its business and financial performance.

  THE MERGER CONSIDERATION MAY BE SUBJECT TO RECOVERY UNDER FRAUDULENT CONVEYANCE LAWS

     The leveraged buyout and the merger may be subject to review under state or federal fraudulent transfer laws in the event that, following the leveraged buyout, a bankruptcy case or lawsuit is commenced by or on behalf of unpaid creditors of Suez Acquisition Company or any of its affiliates. Under those laws, a court could attempt to proceed against the consideration paid to Seagate's stockholders in the merger, or direct that amounts deposited with the trustee administering the distribution of Seagate's tax refunds and credits be held for the benefit of creditors. A court might take one or more of these actions if it determined that

     (1) when the leveraged buyout was completed, Seagate's operating assets were acquired for less than fair consideration or reasonably equivalent value; and

     (2) at the time of the leveraged buyout, Seagate, Suez Acquisition Company and their affiliates:

     - were or became insolvent;

     - were engaged in a business or transaction for which their unencumbered assets constituted unreasonably small capital; or

     - intended to incur or reasonably should have believed that they would incur debts beyond their ability to pay those debts as they matured.

A court could also proceed against the consideration paid to Seagate's stockholders in the merger, or against Seagate's tax refunds and credits and the $150 million in retained cash otherwise payable to Seagate's former stockholders following the merger, if the court found

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

that Seagate effected the leveraged buyout with an actual intent to hinder, delay or defraud its creditors.

  FAILURE TO COMPLETE THE LEVERAGED BUYOUT AND THE MERGER BETWEEN SEAGATE AND A VERITAS SUBSIDIARY COULD NEGATIVELY AFFECT THE STOCK PRICE, FUTURE BUSINESS AND/OR OPERATIONS OF SEAGATE AND THE STOCK PRICE OF VERITAS

     The stock purchase agreement and the merger agreement contain a number of conditions to the obligations of the parties to complete the leveraged buyout and the merger. In addition, the stock purchase agreement and the merger agreement may be terminated under a number of circumstances. If the leveraged buyout and the merger are not completed for any reason, Seagate and VERITAS may be subject to a number of material risks. These risks include the following:

     - the market price of Seagate and/or VERITAS common stock may decline to the extent that the current market prices of Seagate or VERITAS common stock reflect a market assumption that the leveraged buyout and the merger between Seagate and a VERITAS subsidiary will be completed;

     - Seagate may be required to pay a substantial termination fee to Suez Acquisition Company and/or to VERITAS if the stock purchase agreement and/or the merger agreement are terminated under some circumstances;

     - VERITAS may be required to pay a fee to Suez Acquisition Company if the stock purchase agreement is terminated under some circumstances; and

     - fees, costs and expenses incurred by Seagate and VERITAS in connection with the leveraged buyout and the merger, such as legal, accounting and financial advisor fees, costs and expenses, must be paid even if the leveraged buyout and the merger are not completed.

     If the stock purchase agreement and/or the merger agreement are terminated and/or Seagate is required to pay the foregoing fees and expenses, it could have a material adverse effect on Seagate's business, financial condition and results of operations, which could ultimately affect the market price of Seagate common stock.

     In addition, in response to the public announcement of the leveraged buyout and the merger, any of Seagate's customers, suppliers and strategic partners may delay or defer decisions concerning Seagate, or terminate or modify their existing business with Seagate. If any of Seagate's customers, suppliers or strategic partners actually delay or defer decisions with respect to Seagate, or terminate or modify their existing business with Seagate, it could have a material adverse effect on Seagate's business.

  THE LEVERAGED BUYOUT AND THE MERGER MAY BE DELAYED IF SEAGATE AND VERITAS ARE UNABLE TO TIMELY OBTAIN ALL NECESSARY CONSENTS FROM GOVERNMENTAL AUTHORITIES

     In order to complete the leveraged buyout and the merger, each of Seagate, VERITAS and Mr. Stephen Luczo, a director and executive officer of Seagate and a member of Seagate's senior management team who will participate in the ownership of Suez Acquisition Company, filed notifications under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and Seagate made various filings with state and foreign governmental authorities with jurisdiction over applicable antitrust laws. It is a condition to the obligations of Seagate, VERITAS and Suez Acquisition Company to complete the leveraged buyout and the merger that they comply with the Hart-Scott-

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

Rodino Antitrust Improvements Act and that all applicable waiting periods under that statute expire. The waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act for Seagate's, VERITAS' and Mr. Luczo's filings have expired. Although Seagate, VERITAS and Suez Acquisition Company do not currently anticipate any challenges to the leveraged buyout or the merger based upon antitrust grounds, the Department of Justice, the Federal Trade Commission or any state or foreign governmental authorities could take action under various antitrust laws against the leveraged buyout or the merger as they deem necessary in the public interest. Private parties may also seek to take action under various antitrust laws against the leveraged buyout and/or the merger. If any of these events occur, the leveraged buyout and the merger may be delayed. Based upon available information, Seagate, VERITAS and Suez Acquisition Company believe that the leveraged buyout and the merger comply with all significant federal, state and foreign antitrust laws.

RISKS RELATING TO VERITAS

  VERITAS FACES MANY NEW DIFFICULTIES MANAGING A LARGER COMPANY

     Growth has created new challenges for VERITAS. As of June 30, 2000, VERITAS had 3,809 full-time employees, as compared to 2,974 as of December 31, 1999 and 945 as of December 31, 1998. If VERITAS fails to meet the challenges created by this growth, its business and quarterly and annual results of operations could be adversely affected, and the value of your investment in VERITAS securities could decline. The growth in the number of its employees is likely to continue to strain its management control systems and resources, including decision support, accounting, human resources, management information systems and facilities. VERITAS must continue to improve its financial and management controls and its reporting systems and procedures to manage its employees, as well as continue to obtain additional facilities to accommodate its growth.

  VERITAS IS INCURRING SIGNIFICANT ACCOUNTING CHARGES IN CONNECTION WITH THE NSMG, TELEBACKUP AND NUVIEW ACQUISITIONS THAT ARE CREATING NET LOSSES IMMEDIATELY AND IN THE FUTURE

     The significant costs of integration associated with the NSMG, TeleBackup and NuView acquisitions increase the risk that VERITAS will not realize the anticipated benefits. Because VERITAS accounted for these acquisitions using the purchase method of accounting, VERITAS recorded goodwill and other intangible assets of approximately $3,754.9 million in 1999. This amount is being amortized over four years, and is resulting in charges to operations of approximately $234.8 million per quarter. As a result of these charges, net losses are expected to continue in the foreseeable future.

  VERITAS HAS A SIGNIFICANT AMOUNT OF DEBT THAT IT MAY BE UNABLE TO SERVICE OR REPAY

     In October 1997, VERITAS issued $100.0 million in aggregate principal amount of 5.25% convertible subordinated notes due 2004. In August 1999, VERITAS issued $465.8 million aggregate principal amount at maturity of 1.856% convertible subordinated notes due 2006. The annual interest payments on VERITAS' outstanding notes as of June 30, 2000 are $5.2 million and $8.6 million respectively, and VERITAS expects to fund these payments from cash flow from operations. VERITAS will need to continue to generate substantial amounts of cash from its operations to fund interest payments and to repay the principal amount of debt when it matures, while at the same time funding capital expenditures and other working capital needs. If VERITAS does not have sufficient

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

cash to repay its debts as they become due, VERITAS may be unable to refinance its debt on reasonable terms or at all. For example, the notes could be declared immediately due and payable if VERITAS does not make timely payments. While its cash flow has been sufficient to fund interest payments to date, if VERITAS cannot meet its debt obligations from the cash generated by its business, VERITAS may not be able to develop and sell new products, respond to changing business or economic conditions adequately, make acquisitions or otherwise fund its business.

  VERITAS MIGHT FAIL TO SUCCESSFULLY COMPLETE THE INTEGRATION OF THE BUSINESSES OF VERITAS, NSMG AND TELEBACKUP

     VERITAS continues to experience challenges in integrating the businesses of NSMG and TeleBackup with its own. If VERITAS fails to successfully complete the integration, its businesses and its quarterly and annual results of operations may be adversely affected. The difficulties that VERITAS faces include:

     - integrating its products with those of NSMG and TeleBackup, including consolidating products with duplicative functionality and converging the technologies supporting the various products despite their lack of a common technology architecture;

     - maintaining brand recognition for key products formerly associated with NSMG, such as VERITAS Backup Exec, while migrating customer identification of the brands to VERITAS;

     - resolving channel conflicts that may arise between its original equipment manufacturer and direct sales channels and the retail channels acquired in the NSMG acquisition;

     - coordinating and streamlining geographically dispersed operations, such as engineering facilities in California, Florida, Minnesota, North Carolina, Maryland, Massachusetts, Washington, Canada, India and the United Kingdom; and

     - resolving differences between the corporate cultures of VERITAS and NSMG.

  VERITAS' STRATEGY OF FOCUSING ON THE BROADER MARKET CATEGORY OF DATA AVAILABILITY MIGHT NOT SUCCEED, WHICH COULD ADVERSELY AFFECT ITS ABILITY TO EXPAND ITS BUSINESS

     VERITAS recently announced its strategy for continued expansion of its business, focusing on data availability, which is a broader market category that includes storage management software. To the extent that this strategy does not result in the anticipated growth of revenue, its business and results of operations would be adversely affected. VERITAS' branding campaign to grow awareness of its name and position itself as a data availability company might not succeed. VERITAS' initiative of dividing its internal product development and product marketing groups according to the computing platforms on which its products operate will require the devotion of substantial employee resources and management attention, and VERITAS might not be successful in undertaking this initiative. To the extent these initiatives are not successful, VERITAS' business and results of operations would be adversely affected.

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  VERITAS' OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY AS A RESULT OF FACTORS
  OUTSIDE ITS CONTROL, WHICH COULD CAUSE THE MARKET PRICE OF ITS NOTES AND OF ITS SECURITIES TO DECLINE

     Fluctuations in VERITAS' results of operations are likely to affect the market price of its common stock and subordinated notes in a manner that may be unrelated to its long-term operating performance. The more likely it is that market prices of VERITAS' securities will fluctuate, the riskier is your decision to buy, sell or hold VERITAS' securities. In addition, the number of factors that could affect VERITAS' results of operation makes an investment in VERITAS securities riskier than many other investments. VERITAS' revenues in any quarter will depend substantially on orders received and shipped in that quarter. In addition, VERITAS typically receives a significant portion of orders during the last two weeks of any quarter, and VERITAS cannot predict whether those orders will be placed, fulfilled and shipped in that period. If VERITAS has lower revenue than expected, it probably will not be able to reduce its operating expenses quickly in response. Therefore, any significant shortfall in revenues or delay of customer orders could have an immediate adverse effect on VERITAS' operating results in that quarter. The results of operations of VERITAS, and of the NSMG and TeleBackup businesses acquired in 1999, have fluctuated in the past, and its operating results are likely to fluctuate significantly in the future. Factors that could affect VERITAS' results of operations include:

     - the timing and magnitude of sales through original equipment manufacturers;

     - the unpredictability of the timing and level of sales to large distributors in the retail channel and by VERITAS' direct sales force, which tend to generate sales later in VERITAS' quarters than original equipment manufacturer sales;

     - the timing and magnitude of large end-user orders;

     - the timing and amount of VERITAS' marketing, sales and product development expenses;

     - the introduction, timing and market acceptance of new products;

     - the timing of revenue recognition for sales of software products and services;

     - changes in data storage and networking technology or introduction of new operating system upgrades by original equipment manufacturers, which could require VERITAS to modify its products or develop new products;

     - the relative growth rates of the Windows NT, UNIX and Linux markets;

     - the rate of adoption of Microsoft's release of Windows 2000 by users;

     - pricing policies and distribution terms; and

     - the timing and magnitude of acquisitions.

  VERITAS DEPENDS ON LARGE ORDERS WITH LENGTHY SALES CYCLES FOR A SIGNIFICANT PORTION OF ITS REVENUES

     VERITAS' revenues for a quarter could fluctuate significantly based on whether a large order near the end of a quarter is closed or delayed. Customer orders can range in value from a few thousand to a few million dollars. The length of time between initial contact with a potential customer and sale of a product, or VERITAS' sales cycle, outside the retail channel is typically complex and lengthy, so it can last from three to nine

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months. These direct sales also represent VERITAS' largest orders. Therefore,
VERITAS' revenues for a period are likely to be affected by the timing of larger orders, which makes that revenue difficult to predict. The factors that could delay or defer an order include:

     - time needed for technical evaluations of VERITAS' software by customers;

     - customer budget restrictions;

     - customer internal review and testing procedures; and

     - engineering work needed to integrate VERITAS' software with the customers' systems.

  VERITAS MAY BE UNABLE TO HIRE AND RETAIN NEEDED SALES AND ENGINEERING
  PERSONNEL

     VERITAS' personnel needs are more acute than those facing most companies. VERITAS needs to hire additional sales, engineering, service and administrative personnel to support the expansion of VERITAS' business and meet increased customer demand for its products and services. If VERITAS is unable to hire and retain these employees, its business and quarterly and annual results of operations would be adversely affected. Competition for people with the skills VERITAS requires is intense. Additions of new personnel and departures of existing personnel could disrupt VERITAS' business and may result in the departure of other employees. VERITAS also depends on the continued service of its key personnel. Even though VERITAS has entered into employment agreements with key management personnel, these agreements cannot prevent their departure. VERITAS does not have key person life insurance covering any of its personnel, nor does it currently intend to obtain any of this insurance.

  VERITAS DISTRIBUTES ITS PRODUCTS THROUGH MULTIPLE DISTRIBUTION CHANNELS, EACH OF WHICH IS SUBJECT TO RISKS

     Historically, VERITAS sold products through original equipment manufacturers and through direct sales. As a result of the NSMG and TeleBackup acquisitions in 1999, however, VERITAS established a retail distribution channel as well. If VERITAS fails to manage its distribution channels successfully, its business and quarterly and annual results of operations would be adversely affected.

     Retail distribution. Some of the software products of the former NSMG business are sold primarily in the retail channel. As a result, VERITAS faces different challenges selling these products than it faces selling most of its other products. For example:

     - the VERITAS brand does not have the same level of recognition in the retail channel;

     - retail distribution typically involves shorter product life cycles; and

     - the retail channel has higher risks of product returns, higher marketing expenses and less predictable market demand.

     Moreover, VERITAS' retail distributors have no obligation to continue selling the products previously sold by NSMG and TeleBackup and may terminate their relationship with VERITAS at any time.

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     Direct sales. VERITAS also depends on its direct sales force to sell its products. This involves a number of risks, including:

     - longer sales cycles for direct sales;

     - the need to hire, train, retain and motivate a sales force; and

     - the length of time it takes VERITAS' new sales representatives to become productive.

     Original equipment manufacturers. A portion of VERITAS' revenue is expected to come from original equipment manufacturers that incorporate its storage management software into systems they sell. VERITAS has no control over the shipping dates or volumes of systems the original equipment manufacturers ship and they have no obligation to ship systems incorporating its software. They also have no obligation to recommend or offer VERITAS' software products exclusively or at all. They have no minimum sales requirements and can terminate their relationship with VERITAS at any time. These original equipment manufacturers also could choose to develop their own storage management products internally and incorporate those products into their systems in lieu of VERITAS' products. Finally, in part because VERITAS seeks to leverage these relationships for the purpose of selling additional VERITAS products to the original equipment manufacturers' installed customer base, the original equipment manufacturers that VERITAS does business with compete with one another. To the extent that one of VERITAS' original equipment manufacturer customers views the products VERITAS has developed for another original equipment manufacturer as competing with its products, it may decide to stop doing business with VERITAS, and this could harm VERITAS' business.

     Development agreements for original equipment manufacturers. VERITAS has important original equipment manufacturer agreements with Hewlett-Packard, IBM, Microsoft and Sun Microsystems. Unlike some of VERITAS' other original equipment manufacturer agreements under which VERITAS sells off-the-shelf versions of its products, under these agreements VERITAS has developed unique or "lite" versions of its products to be included in these original equipment manufacturers' systems software and products. If these versions of VERITAS' software do not result in substantial revenue, VERITAS' business could be harmed.

  VERITAS' DISTRIBUTION CHANNELS COULD CONFLICT WITH ONE ANOTHER

     VERITAS has many different distribution channels. If VERITAS cannot use these distribution channels efficiently, its business and quarterly and annual results of operations could be adversely affected. VERITAS' original equipment manufacturers, resellers and direct sales force might target similar sales opportunities, which could lead to inefficient allocation of sales resources. VERITAS may also try to sell full versions of the products to customers of the original equipment manufacturers for whom VERITAS has developed "lite" versions of its products. This would result in VERITAS marketing similar products to end-users. These overlapping sales efforts could also harm VERITAS' relationships with its original equipment manufacturers and other sales channels and result in them being less willing to market VERITAS' products aggressively. If VERITAS' indirect sales decline, VERITAS would need to accelerate its investments in alternative distribution channels. VERITAS may not be able to do this in a timely manner, or at all.

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  VERITAS' DEVELOPMENT AGREEMENTS WITH MICROSOFT COULD CAUSE VERITAS TO LOSE
  CUSTOMERS

     VERITAS has important agreements with Microsoft under which it develops software for its Windows operating system. Microsoft is not obligated under the agreements to include VERITAS software in any of its future releases of Windows 2000. If for any reason VERITAS' software is not included in the future, VERITAS will lose its expected opportunity to market additional products to the Windows 2000 or Windows NT installed customer base, as well as suffer negative publicity. In addition, VERITAS would lose a part of the investment it has made in developing products for inclusion in Windows 2000.

  MICROSOFT COULD DEVELOP COMPETING PRODUCTS

     Microsoft can also develop enhancements to and derivative products from VERITAS' software products that are embedded in Windows 2000 or Windows NT products. If Microsoft develops any enhancements or derivative products, or enhances its own base products with equivalent functionality, Microsoft could choose to compete with VERITAS.

  SALES OF A SMALL NUMBER OF PRODUCT LINES MAKE UP A SUBSTANTIAL PORTION OF VERITAS' REVENUE

     For the foreseeable future, VERITAS expects to derive a substantial majority of its revenue from a limited number of software products. If many customers do not purchase these products as a result of competition, technological change or other factors, VERITAS' revenue would decrease and its business and quarterly and annual results of operations would be adversely affected. For example, for the six months ended June 30, 2000 and 1999, VERITAS derived approximately $358.5 million, or 84%, and $124.8 million, or 84%, of its license revenue from storage management products, including VERITAS Volume Manager, VERITAS File System, VERITAS NetBackup and VERITAS Backup Exec. Also, the VERITAS NetBackup and VERITAS Backup Exec products perform some overlapping functions. Customers may select one product over the other, resulting in reduced revenue for the product not selected. Therefore, VERITAS may not receive the same aggregate level of revenue from these products as VERITAS has received in the past.

  VERITAS' PRODUCTS HAVE RELATIVELY SHORT LIFE CYCLES

     VERITAS' software products have a limited life cycle and it is difficult to estimate when they will become obsolete. This makes it difficult for VERITAS to forecast revenue and makes an investment in VERITAS more risky. If VERITAS does not develop and introduce new products before its existing products have completed their lifecycles, VERITAS would not be able to sustain its level of sales. In addition, to succeed, many customers must adopt VERITAS' new products early in each product's lifecycle. Therefore, if VERITAS does not attract sufficient customers early in a product's life, it may not realize the amount of revenue it anticipated for the product. VERITAS cannot be sure that it will continue to be successful in marketing its key products.

  VERITAS DERIVES SIGNIFICANT REVENUES FROM ONLY A FEW CUSTOMERS

     Even though for the six months ended June 30, 2000 and 1999 no single customer accounted for greater than 10% of VERITAS' total net revenue, VERITAS still derives significant revenue from a small number of customers. If any of these customers were to reduce its purchases from VERITAS, its revenue and therefore its business would be

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harmed unless VERITAS were to increase sales to other customers substantially.
VERITAS does not have a contract with any of these customers that requires a customer to purchase any specified number of software licenses from VERITAS. Therefore, VERITAS cannot be sure that these customers will continue to purchase its products at current levels.

  VERITAS FACES UNCERTAINTIES PORTING PRODUCTS TO NEW OPERATING SYSTEMS AND DEVELOPING NEW PRODUCTS

     Some of VERITAS products operate primarily on the UNIX computer operating system. VERITAS is currently redesigning, or porting, these products to operate on the Windows NT operating system. VERITAS is also developing new products for UNIX and for Windows NT. In addition, VERITAS recently entered into an agreement with IBM under which VERITAS will port its complete set of storage management solutions to AIX/Monterey for IBM POWER and Intel IA-64 processor-systems. VERITAS may not be able to accomplish any of this work quickly or cost-effectively. These activities require substantial capital investment, the devotion of substantial employee resources and the cooperation of the owners of the operating systems to or for which the products are being ported or developed. For example, VERITAS porting and development work for the Windows NT market has required VERITAS to hire additional personnel with Windows NT expertise and to devote engineering resources to these projects. VERITAS must obtain from operating system owners a source code license to certain portions of the operating system software to port some of its products to or develop products for the operating system. Operating system owners have no obligation to assist in these porting or development efforts. If they do not grant VERITAS a license or if they do not renew VERITAS' license, VERITAS would not be able to expand its product line easily into other areas. For example, VERITAS relies on a source code license from Microsoft with respect to VERITAS' Windows NT development projects. Microsoft is under no obligation to renew the source code license, which is subject to annual renewal.

  VERITAS FACES INTENSE COMPETITION ON SEVERAL FRONTS

     VERITAS faces a variety of tough competitors, principal among which are:

     - internal development groups within original equipment manufacturers that provide storage management functions to support their systems;

     - other software vendors and hardware companies that offer products with some of VERITAS' products' features, such as controller and disk subsystem manufacturers;

     - hardware and software vendors that offer storage application products;

     - hardware and software vendors that offer high availability and clustering products; and

     - software vendors focused on remote backup technologies and electronic data vaulting services.

     Many of VERITAS' competitors have greater financial, technical sales, marketing and other resources than VERITAS does and could attempt to increase their presence in the storage management market by acquiring or forming strategic alliances with other competitors or business partners.

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  EXPANDING VERITAS' INTERNATIONAL SALES DEPENDS ON ECONOMIC STABILITY IN
  REGIONS THAT HAVE BEEN UNSTABLE

     An investment in VERITAS' securities is riskier than an investment in many other companies because VERITAS has begun to expand in overseas markets such as Asia, Russia and Latin America that have experienced significant economic turmoil in recent years. Continued turmoil could adversely affect VERITAS' plans to increase sales in these regions. Economic recession could also affect VERITAS' ability to maintain or increase sales in these or other regions in the future. VERITAS' concern is that recession in these markets could lead to:

     - restrictions on government spending imposed by the International Monetary Fund;

     - customers' reduced access to working capital to fund software purchases; and

     - reduced bank lending or other sources of financing for customers and potential customers.

     Any of these factors could cause foreign customers to reduce their purchase of VERITAS' products substantially.

  VERITAS' FOREIGN-BASED OPERATIONS AND SALES CREATE SPECIAL PROBLEMS THAT COULD HURT VERITAS' RESULTS

     An investment in VERITAS' securities is riskier than an investment in most businesses because VERITAS has significant offshore operations, including development facilities, sales personnel and customer support operations. For example, as of June 30, 2000, VERITAS had approximately 240 employees located in Pune, India, performing product development work. These offshore operations are subject to risks, including:

     - potential loss of developed technology through piracy, misappropriation, or more lax laws regarding intellectual property protection;

     - imposition of governmental controls, including trade restrictions;

     - fluctuations in currency exchange rates and economic instability such as higher interest rates and spiraling inflation;

     - longer payment cycles for sales in foreign countries;

     - difficulties in staffing and managing the offshore operations;

     - seasonal reductions in business activity in the summer months in Europe and other countries; and

     - political unrest, particularly in areas in which VERITAS has facilities.

     In addition, VERITAS' international sales are denominated in local currency, creating risk of foreign currency translation gains and losses that could harm VERITAS' quarterly and annual results of operations. If VERITAS generates profits or losses in foreign countries, its effective income tax rate could also be adversely affected. Currency instability in Asia and other financial markets may make VERITAS' products more expensive than products sold by other vendors that are priced in one of the affected currencies. Therefore, customers in these markets may choose not to purchase VERITAS' products.

  VERITAS' GROWTH STRATEGY IS RISKIER THAN OTHERS BECAUSE IT IS BASED UPON ACQUISITIONS OF OTHER BUSINESSES

     An investment in VERITAS' securities is riskier than investments in many other companies because VERITAS plans to continue to pursue its strategy of growth through

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acquisition. VERITAS has grown aggressively through acquisitions in the past and expects to pursue acquisitions in the future.

     Acquisitions involve a number of special risks and challenges, including:

     - diversion of management attention, particularly in the case of multiple concurrent acquisitions;

     - integration of the acquired company's operations and employees with an existing business;

     - incorporation of technology into existing product lines;

     - loss of key employees; and

     - presentation of a unified corporate image.

     In the past, VERITAS has lost some of the employees of acquired companies whom VERITAS desired to retain. In some cases, the integration of the operations of acquired companies took longer than VERITAS anticipated. In addition, if the employees of target companies remain geographically apart from VERITAS' existing staff, VERITAS may not realize some or all of the anticipated economies of scale.

  VERITAS' STRATEGY OF INVESTING IN DEVELOPMENT-STAGE COMPANIES INVOLVES A NUMBER OF RISKS AND UNCERTAINTIES

     An investment in VERITAS' securities is riskier than investments in many other companies because VERITAS plans to pursue its strategy of investing in development-stage companies. Each of these investments involves a number of risks and uncertainties, including:

     - diversion of management attention;

     - inability to identify strategic opportunities;

     - inability to value investments appropriately;

     - inability to manage investments effectively; and

     - loss of cash invested.

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                                SPECIAL FACTORS
                 REGARDING THE LEVERAGED BUYOUT AND THE MERGER

BACKGROUND OF THE LEVERAGED BUYOUT AND THE MERGER

     On May 28, 1999, Seagate and its direct and indirect subsidiaries, Seagate Software and Seagate Software Network & Storage Management Group, Inc., VERITAS and a predecessor to VERITAS, consummated an Amended and Restated Agreement and Plan of Reorganization, dated as of April 15, 1999. In this document, we refer to this Amended and Restated Agreement and Plan of Reorganization as the software acquisition agreement, and the transactions contemplated thereby as the software acquisition. The software acquisition agreement provided for the contribution by Seagate, Seagate Software, and some of their respective subsidiaries to a VERITAS predecessor of (i) the outstanding stock of Seagate Software Network & Storage Management Group, Inc. and some other subsidiaries of Seagate Software, and (ii) those assets used primarily in the network and storage management business of Seagate Software. We occasionally refer to Seagate Software's network and storage management business as the NSMG business in this document. In consideration for these contributions, the VERITAS predecessor issued shares of its common stock to Seagate Software and offered to grant stock options to purchase its common stock to certain of Seagate Software's employees who become its employees or employees of its subsidiaries in connection with the software acquisition. In addition, in connection with the software acquisition, the VERITAS predecessor assumed specified liabilities of the NSMG business. Simultaneously with the consummation of the software acquisition, all outstanding securities of the VERITAS predecessor were converted into common stock of VERITAS with identical rights, preferences and privileges, on a share for share basis.

     As a result of the software acquisition, Seagate Software acquired a total of 155,583,468 shares of VERITAS common stock and former employees of the NSMG business received options to purchase an aggregate of 15,626,358 shares of VERITAS common stock. These share and option amounts have been adjusted to reflect the two-for-one stock dividend of VERITAS common stock effected on July 9, 1999 and the three-for-two stock dividends effected on November 19, 1999 and March 3, 2000.

     In connection with the software acquisition, Seagate, Seagate Software, the VERITAS predecessor and VERITAS also entered into a stockholder agreement. The stockholder agreement provides for, among other things, Seagate representation rights on the VERITAS board of directors, restrictions on the sale of the shares of VERITAS common stock acquired by Seagate Software in the software acquisition, voting agreements between Seagate and VERITAS, standstill restrictions relating to the acquisition of securities of VERITAS by Seagate, and preemptive rights of Seagate in respect of the outstanding shares of VERITAS common stock. For a more complete description of the stockholder agreement, see "-- Other Material Contracts and Agreements between Seagate and
VERITAS -- Stockholder Agreement" beginning on page 120 of this document.

     Pursuant to Seagate's rights under the stockholder agreement, Stephen Luczo, the President and Chief Executive Officer of Seagate, and Gregory Kerfoot, an executive officer of Seagate Software, were appointed to the board of directors of VERITAS following the software acquisition.

     Following the software acquisition and throughout the summer and into the fall of 1999, the market price of VERITAS common stock increased substantially. By

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September 30, 1999, VERITAS' stock price had increased by approximately 150%
from its closing price on January 4, 1999. During this same period, however, the market price of Seagate common stock did not increase in value to reflect the increasing value of the VERITAS common stock held by Seagate. On September 30, 1999, Seagate's stock price was approximately equal to its price on January 4, 1999. Throughout the summer of 1999, the Seagate board of directors discussed the fact that the market price of Seagate common stock did not reflect the board's assessment of the underlying value of Seagate's operating assets and its investment security assets, including its holdings of VERITAS common stock. At this time, the board of directors of Seagate also discussed the possibility of selling some of its holdings of VERITAS common stock and purchasing shares of Seagate common stock in the market as a strategy for partially remedying the disparity between the market price of Seagate common stock and the underlying value of its assets. Pursuant to authorization from the Seagate board of directors, beginning in July 1999 and ending in November 1999, Seagate acquired approximately 25 million shares of its common stock in open market purchases at prices ranging from $25.56 to $44.38 per share. The Seagate board of directors also continued to implement a number of operational and other initiatives which it had instituted when Mr. Luczo became President and Chief Executive Officer of Seagate.

     Throughout the summer and into the fall of 1999, members of the Seagate board of directors and certain members of Seagate management received a number of unsolicited calls from various financial institutions regarding the perception in the investment community that the market price of Seagate common stock did not reflect the underlying value of Seagate's assets and operational improvements, particularly given the market value of its holdings in VERITAS common stock. Also during the summer and into the fall of 1999, members of the Seagate board of directors and members of Seagate's management received numerous unsolicited calls from Seagate stockholders to discuss the market price of Seagate common stock relative to the market value of its holdings of VERITAS common stock.

     On October 8, 1999, the Executive Committee of Seagate's board of directors (consisting of Lawrence Perlman, Gary Filler and Mr. Luczo) held a meeting to discuss, among other things, the fact that the market price of Seagate common stock continued to remain depressed despite the increasing value of its investment security assets, particularly its holdings of VERITAS common stock and the improvement of Seagate's overall operating and financial performance. By late October 1999, VERITAS' stock price had increased by over 200% since January 4, 1999, while Seagate's stock price had not increased at all during the same period. At this meeting the Executive Committee authorized Mr. Luczo to speak with Morgan Stanley about potential alternatives available to Seagate that would enable Seagate to address this issue. At board meetings on November 1 and 2, in addition to regular board matters, members of the Executive Committee informed the board of the October 8 Executive Committee meeting and generally discussed the points covered at the October 8 Executive Committee meeting. The Board authorized the co-chairmen and senior management to continue speaking with Morgan Stanley about alternatives.

     On November 8, 1999, Mr. Luczo met informally with representatives of Silver Lake Partners. This meeting was arranged by Morgan Stanley and was an informational and marketing oriented meeting, during which representatives of Silver Lake Partners outlined to Mr. Luczo Silver Lake Partners' investment strategy and expressed a general interest in exploring whether some type of transaction between Seagate and Silver Lake Partners would be possible.

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     On November 22, 1999, Mr. Luczo met with representatives of Silver Lake
Partners. Representatives of Silver Lake Partners repeated Silver Lake Partners' possible interest in exploring whether some type of transaction involving Seagate and Silver Lake Partners would be possible, and outlined the role that VERITAS might play in such a transaction, although Silver Lake Partners had not yet engaged in any discussions with VERITAS. Without discussing valuation, the general concept proposed by representatives of Silver Lake Partners involved a leveraged buyout by Silver Lake Partners (with the participation of certain members of Seagate's senior management team) of Seagate's operating businesses (excluding the VERITAS shares held by Seagate) and a subsequent transaction involving Seagate and VERITAS in which the VERITAS shares held by Seagate could be delivered to Seagate's stockholders without a corporate and stockholder tax.

     On November 24, 1999, Mr. Pope and representatives of VERITAS held a conference call to discuss possible strategies in connection with Seagate Software's ownership position of VERITAS common stock, and possible alternatives for Seagate Software to sell a portion of its VERITAS shares in a tax efficient manner.

     On December 1, 1999, representatives of Silver Lake Partners again met with Mr. Luczo and other members of Seagate's management team who gave Silver Lake Partners an overview of Seagate's business and strategy, which consisted solely of publicly available information.

     In early December 1999, the other members of Seagate's Executive Committee were informed of the proposed Silver Lake Partners transaction. Members of the Executive Committee informed each of the other members of the Seagate board of directors of these developments. On December 16, 1999, representatives of Silver Lake Partners met with Mr. Luczo and Mr. Pope and gave them a detailed description of Silver Lake Partners' proposal. Throughout the remainder of December and throughout January 2000 until the January 27, 2000 meeting of the Seagate board of directors, Morgan Stanley reviewed possible options available to Seagate based upon input from Seagate's management team and members of Seagate's Executive Committee, including the feasibility of the type of transaction suggested by Silver Lake Partners.

     During this same period, Silver Lake Partners continued to explore the feasibility of a possible transaction between Seagate and Silver Lake Partners, including meetings or other contacts with members of Seagate's management and Morgan Stanley from time to time. On January 19, 2000, the Executive Committee met and discussed contacts made with Silver Lake and strategic alternatives. On January 21, 2000, Mr. Luczo, Mr. Pope, and other members of Seagate's senior management team met with representatives of Silver Lake Partners and discussed the feasibility of pursuing a transaction between Seagate and Silver Lake Partners. Representatives of Silver Lake Partners informed Mr. Luczo that, although there were a large number of items that would need to be addressed before definitely going forward (e.g., due diligence, arranging financing, confirming VERITAS' interest in a transaction, valuation, etc.), it was still interested in further exploring a possible transaction between Seagate and Silver Lake Partners.

     After the completion of regularly scheduled matters at a January 27, 2000 meeting of the Seagate board of directors, representatives of Morgan Stanley reviewed with the board of directors possible options available to Seagate. The discussion included a wide range of possible options (including a continued liquidation of the shares of VERITAS common stock held by Seagate, a transaction involving VERITAS and a purchase of Seagate's operating businesses, a sale of Seagate, a spin-off of the VERITAS shares held by Seagate and a spin-off of Seagate's operating businesses), an illustrative relative comparison of

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possible valuations, and a preliminary discussion of positive and negative factors associated with each alternative. At this meeting, Mr. Luczo also briefed the board of directors on discussions to date between Seagate and Silver Lake Partners.

     At the January 27, 2000 meeting of the Seagate board of directors, in a general discussion among the directors, Seagate's management and representatives of Morgan Stanley, there was a discussion regarding some form of transaction involving the separation of Seagate's operating business from the ownership of the VERITAS shares then held by Seagate (and other publicly traded securities owned by Seagate). These discussions focused on the fact that the stock market did not appropriately value Seagate's operating businesses and its ownership of the VERITAS shares. Moreover, Mr. Luczo indicated that it was becoming increasingly difficult for Seagate to attract and retain qualified management and employees in light of competition in Seagate's markets from internet, e-commerce and other new economy companies with the ability to offer considerable equity upside. Mr. Luczo stated management's belief that a transaction separating the VERITAS shares held by Seagate from Seagate's operating businesses (if it could be accomplished without significant corporate level tax) might be a desirable means of providing Seagate's stockholders with a better return on their investment in Seagate's common stock than they could receive if Seagate continued with its current plan of operating its business and selling its shares of VERITAS common stock in taxable sales. However, Mr. Luczo stated that he and Seagate's senior management were committed to pursuing whatever alternative the board of directors preferred, including maintaining the status quo.

     The representatives of Morgan Stanley and, given his potential interest in a possible transaction with Silver Lake Partners, Mr. Luczo were then excused from the remainder of the January 27, 2000 meeting of the Seagate board of directors, which was devoted to exploring possible strategic alternatives. The Seagate board of directors and representatives from its outside counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation, discussed a number of topics. Representatives of Wilson Sonsini generally advised the Seagate board of directors of its fiduciary duties. Because of Mr. Luczo's potential conflict of interest, representatives of Wilson Sonsini recommended, and the board of directors resolved, that both Mr. Luczo and all other members of Seagate's senior management should be excluded from the portion of any future meetings of the Seagate board of directors during which possible transactions were discussed. The Seagate board of directors (excluding Mr. Luczo) assigned Mr. Perlman and Mr. Filler, the Co-Chairmen of the Seagate board of directors, the additional responsibility of overseeing day to day developments regarding a possible transaction involving Silver Lake Partners and VERITAS and exploring other alternatives. The Seagate board of directors (excluding Mr. Luczo) further authorized the Seagate Co-Chairmen to retain Morgan Stanley to advise the board of directors regarding possible alternatives available to Seagate, including a transaction involving Silver Lake Partners and VERITAS. The Seagate board of directors (excluding Mr. Luczo) also requested Morgan Stanley to continue reviewing alternatives, and develop and report to the Seagate Co-Chairmen its views regarding potential third parties (excluding Silver Lake Partners and VERITAS) that might be interested in a pursuing an acquisition of Seagate or other business combination with Seagate. Finally, the Seagate board of directors (excluding Mr. Luczo) implemented a number of procedural initiatives, including a prohibition on senior management contact with interested third parties unless pre-approved by the Seagate Co-Chairmen, a requirement that the distribution of information regarding Seagate to third parties be pre-cleared by the Seagate Co-Chairmen or the board of director's advisors, and a requirement

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that representatives of Morgan Stanley be invited to attend all meetings regarding Seagate that might be held with Silver Lake Partners and/or its financing sources. Following the January 27, 2000 meeting, consistent with its instructions from the Seagate board of directors, representatives of Morgan Stanley contacted Silver Lake Partners and invited Silver Lake Partners to proceed with its evaluation of a potential transaction with Seagate.

     After the January 27, 2000 meeting of the Seagate board of directors, the Seagate Co-Chairmen and representatives of Morgan Stanley and Wilson Sonsini met telephonically at least once a week during February to discuss alternatives and developments. During this same period, representatives of Morgan Stanley, on behalf of Seagate, contacted a select number of potential strategic third parties approved by the Seagate board of directors to explore whether they might have an interest in pursuing an acquisition of Seagate or other business combination with Seagate.

     On January 27, 2000, the board of directors of VERITAS held its regular quarterly board meeting. In the meeting, members of the board raised the possibility of a three-way transaction involving Silver Lake Partners and Seagate.

     On February 3, 2000, Mr. Luczo and Mr. Pope met with representatives of Silver Lake Partners to discuss the merits of a potential transaction.

     On February 4, 2000, Mr. Luczo and Mr. Pope, and representatives of Morgan Stanley and Wilson Sonsini met with representatives of Silver Lake Partners and VERITAS, their respective financial advisors and legal counsel to Silver Lake Partners. The meeting was exploratory in nature and focused on the possible structures a transaction among Seagate, Silver Lake Partners and VERITAS might involve, and did not involve discussions of valuation or specific transaction terms, other than tax treatment. At this meeting, representatives of VERITAS expressed the view that VERITAS would only pursue a transaction with Seagate and Silver Lake Partners if the terms of the transaction contemplated that Silver Lake Partners would acquire all of the operating businesses of Seagate and that Silver Lake Partners would assume and be liable for all liabilities of Seagate.

     On February 8, 2000, Seagate and Silver Lake Partners entered into a customary confidentiality agreement.

     On February 10, 2000, Seagate and Morgan Stanley entered into an engagement letter under which Seagate agreed to pay certain fees and expenses of Morgan Stanley for financial advice and assistance rendered by Morgan Stanley in connection with a possible transaction involving Seagate. The Seagate board of directors (excluding Mr. Luczo) retained Morgan Stanley to assist them in the negotiation and analysis of any transaction that might ensue and for the purpose of delivering an opinion in such a transaction as to the fairness of the consideration to be received by the stockholders of Seagate.

     During February 2000, representatives of Seagate's senior management had a number of meetings with representatives of Silver Lake Partners and its financing sources regarding business diligence and financing structures. At least one representative of Morgan Stanley attended each of these meetings. During these meetings, there was no negotiation or discussion of the terms and conditions of any particular transaction. Also during these meetings, representatives of Seagate's management team discussed and responded to questions concerning Seagate's history, strategy and prospects. Silver Lake Partners was also provided by Morgan Stanley with a set of financial projections for Seagate prepared by Seagate and reviewed by the Seagate Co-Chairmen.

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     Over the same time period and into March 2000, Silver Lake Partners continued to investigate a potential transaction involving Seagate, including further contacts with representatives of VERITAS regarding the structure and details of a unified bid and initial contacts with representatives of Texas Pacific Group, August Capital, Chase Capital Partners and Goldman Sachs.

     During the month of March 2000, the Seagate Co-Chairmen and representatives of Morgan Stanley and Wilson Sonsini continued to have conference calls at least weekly regarding a possible transaction among Seagate, Silver Lake Partners and VERITAS and other alternatives. In addition, during this same period of time, the Co-Chairmen had multiple discussions with each other and individually with representatives of Morgan Stanley and Wilson Sonsini regarding a possible transaction among Seagate, Silver Lake Partners and VERITAS and other alternatives. During a meeting of the Seagate board of directors held on March 3, 2000, the Seagate board of directors (excluding Mr. Luczo) reviewed activities conducted to date. Representatives of Morgan Stanley reported on the apparent lack of interest by strategic third parties to consider a business combination involving Seagate, and it became clear to the Seagate board of directors that any transaction involving Seagate and VERITAS would likely involve a financial buyer. Based on Morgan Stanley's review of Silver Lake Partners and the amount of equity that would likely need to be raised (which would involve contacting a number of other large private equity sources) to finance the acquisition of Seagate's operating businesses, the Seagate board of directors (excluding Mr. Luczo) concluded that Silver Lake Partners would act as a proxy for the private equity market by virtue of its solicitations of other private equity sources. The Seagate board of directors (excluding Mr. Luczo) also discussed the benefits and risks of alternative structures, and concluded that a tax-free transaction with VERITAS combined with taxable sale of assets to Silver Lake Partners appeared to offer substantial benefits to Seagate's stockholders. The Seagate board of directors (excluding Mr. Luczo) also discussed the fact that VERITAS would likely require a material financial benefit to its stockholders in return for allowing Seagate's stockholders to receive new VERITAS shares in a tax efficient manner. The Seagate board of directors (excluding Mr. Luczo) also discussed the fact that Silver Lake Partners would ultimately be constrained in the amount of debt it could raise in connection with a cash acquisition. Representatives of Morgan Stanley reported that, based on information provided to it, Morgan Stanley believed that Silver Lake Partners and VERITAS would be in a position to make a formal proposal by March 12, 2000. The Seagate board of directors (excluding Mr. Luczo) authorized the Seagate Co-Chairmen and Morgan Stanley to continue exploring a transaction involving Seagate, Silver Lake Partners and VERITAS, as well as other alternatives.

     By the end of the first week of March 2000, it became clear through discussions with Credit Suisse First Boston, VERITAS' financial advisor, that VERITAS' view was that it would require a substantial discount to proceed with a transaction with Seagate (i.e., VERITAS would issue fewer shares of VERITAS common stock in the merger than the number of VERITAS shares owned by Seagate Software), in return for participating in a tax-free reorganization with Seagate. Prior to this time, Seagate and VERITAS had not negotiated or discussed a specific discount, but had proceeded on the general assumption that VERITAS would receive some discount for engaging in a transaction with Seagate on the general terms previously discussed. At a March 10 meeting between Mark Leslie, the Chief Executive Officer of VERITAS, and the Seagate Co-Chairmen, Mr. Leslie suggested that VERITAS viewed an appropriate discount to be within the 25 - 30% range, while Mr. Filler and Mr. Perlman expressed their view of the appropriate discount to be

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within the 5 - 10% range. After further negotiation, Mr. Leslie, Mr. Filler and
Mr. Perlman arrived at an approximately 14.6% discount as being a discount they would raise for the consideration of their respective boards of directors. At this meeting, Mr. Leslie and the Seagate Co-Chairmen also discussed the appropriate treatment of Seagate's other investment assets, how these assets would affect the discount applied to the VERITAS common stock, and how these other investment securities would be valued if VERITAS were to acquire them. No other terms or conditions of a possible transaction were negotiated at this meeting.

     On March 13, 2000, representatives of Silver Lake Partners and its financial advisors met with representatives of Morgan Stanley and Wilson Sonsini to give a presentation of the joint proposal that Silver Lake Partners and VERITAS intended to make.

     On March 15, 2000, Mr. Luczo, Mr. Pope and representatives of Morgan Stanley and Wilson Sonsini met with representatives of Silver Lake Partners and VERITAS. During this meeting, representatives of Silver Lake Partners and VERITAS presented a joint proposal involving Silver Lake Partners' purchase of Seagate's operating assets and a subsequent merger of Seagate and VERITAS. Under this joint proposal (after giving effect to the proposed Silver Lake Partners transaction), VERITAS would cause a wholly owned subsidiary to merge with and into Seagate and Seagate stockholders would receive approximately 109,330,300 newly issued shares of VERITAS common stock, a number of additional shares of VERITAS common stock equal to 50% of the market value for the shares of Gadzoox Networks, SanDisk Corporation, CVC, Inc. (which were subsequently converted into shares of Veeco Instruments) and Dragon Systems (which were subsequently converted into shares of Lernout & Hauspie) less taxes estimated at 40%, and cash equal to the net amount of cash held by Seagate after giving effect to the proposed transaction between Seagate and Silver Lake Partners. Under this joint proposal, Silver Lake Partners would purchase all of Seagate's assets for $2 billion of cash. This $2 billion amount, plus cash on hand at Seagate, less (1) $800 million (to be retained by the ongoing company for operating purposes) and an amount equal to Seagate's outstanding indebtedness, (2) any negative working capital (excluding cash), (3) a deduction for all tax liabilities, (4) any liabilities arising under Section 280G of the Internal Revenue Code, and (5) transaction expenses would be distributed to Seagate stockholders in the merger with VERITAS. In addition, the joint proposal specified that all outstanding stock options would be fully vested and converted into the right to receive the merger consideration as part of the proposed transaction. Silver Lake Partners's proposal was supplemented by committed financing, but subject to reaching satisfactory arrangements with Seagate's senior management team and further due diligence of Seagate. Silver Lake Partners and VERITAS indicated that their joint proposal was a unified proposal.

     At a meeting of the Seagate board of directors (excluding Mr. Luczo) held on March 15, 2000, representatives of Morgan Stanley and Wilson Sonsini reviewed with the Seagate board of directors the financial and legal terms, respectively, of the proposed transactions with Silver Lake Partners and VERITAS. The Seagate board of directors (excluding Mr. Luczo) requested Morgan Stanley to prepare a financial analysis of the proposed transactions and requested the Seagate Co-Chairmen, and representatives of Morgan Stanley and Wilson Sonsini to clarify the terms of the proposed transactions and attempt to negotiate more favorable terms regarding value and deal certainty.

     During the next several days, the Seagate Co-Chairmen, and representatives of Morgan Stanley and Wilson Sonsini, on behalf of Seagate, negotiated and clarified the terms of the proposed transactions with representatives of Silver Lake Partners and

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VERITAS. On March 17, 2000, Silver Lake Partners and VERITAS delivered a revised proposal. The revised proposal differed from the March 15, 2000 proposal by increasing the value to be received by Seagate stockholders in two ways: (1) by decreasing the liquidity discounts associated with the investment securities to those ultimately contained in the merger agreement and (2) by agreeing that Silver Lake Partners would assume the first $100 million of any liabilities arising under Section 280G of the Internal Revenue Code in connection with the proposed transactions. Again, Silver Lake Partners and VERITAS indicated that their revised proposal was a unified proposal. On March 19, 2000, Wilson Sonsini delivered to Silver Lake Partners and VERITAS, and their respective financial and legal advisors, draft forms of agreements for the proposed transactions.

     On March 22, 2000, the Seagate board of directors (excluding Mr. Luczo) met to review the status of negotiations with Silver Lake Partners and VERITAS. Representatives of Wilson Sonsini reviewed with the Seagate board of directors (excluding Mr. Luczo) its fiduciary obligations as directors and summarized the material terms of the draft agreements for the proposed transactions. Representatives of Morgan Stanley reviewed the financial aspects of the proposed transactions, the changes made from the March 15, 2000 proposal, remaining open issues and its preliminary financial analysis of the proposed transactions. Representatives of Morgan Stanley also discussed generally the proposed transactions compared with alternatives potentially available to Seagate and the likely timing for completing the proposed transactions. The Seagate board of directors (excluding Mr. Luczo) concluded that Seagate should continue negotiating the terms of the proposed transactions.

     From March 22 through March 29, 2000, Seagate, Silver Lake Partners and VERITAS and their respective financial and legal advisors continued to negotiate the terms and conditions of the definitive agreements for the proposed transactions. In the course of these negotiations the Seagate representatives generally negotiated for a higher purchase price and elimination of purchase price adjustments and transaction conditions. Silver Lake Partners' general position was that it could not pay more cash consideration, especially in light of the fact that it would be assuming all of Seagate's historical known and unknown liabilities (excluding funded debt and current taxes). As Silver Lake Partners continued to conduct diligence it also sought to adjust the proposed price to eliminate risks for Seagate's known and unknown liabilities. Silver Lake Partners and Seagate also spent considerable time negotiating regarding Silver Lake Partners' proposed working capital adjustment. These discussions also included negotiation of the circumstances under which the Seagate board of directors could terminate either transaction to accept a superior proposal or change its recommendation of either transaction. In general VERITAS and Silver Lake Partners took the position that Seagate would be permitted to terminate either agreement only in response to an offer superior to both the merger and the leveraged buyout, while Seagate took the position that it should be permitted to terminate either agreement in response to an offer superior to that under the relevant agreement. In connection with these termination discussions VERITAS' advisors proposed a termination fee of approximately $800 million and Silver Lake's advisors proposed a termination fee of approximately $150 million plus expenses.

     On March 23, 2000, certain members of the VERITAS board of directors participated in a conference call to discuss the latest proposed terms and issues of a proposed transaction. Messrs. Luczo and Kerfoot did not participate. Representatives from Credit Suisse First Boston and Willkie Farr & Gallagher were present. The attendees held an extensive discussion of the terms of the proposed transaction, followed by numerous

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questions from the board members. The parties also discussed results of due diligence efforts that had been undertaken regarding Seagate and its businesses and operations.

     On March 28, 2000, the VERITAS board of directors (excluding Messrs. Luczo and Kerfoot), together with representatives of Credit Suisse First Boston and Willkie Farr & Gallagher, met to review and discuss the negotiated terms of the merger agreement and the indemnification agreement. Representatives of Credit Suisse First Boston and Willkie Farr & Gallagher reviewed with the VERITAS board of directors the changes in the terms of the merger agreement and the indemnification agreement since the last meeting of the VERITAS board of directors. The VERITAS board of directors also discussed the most recent due diligence assessments received from various advisors with respect to accrued and potential liabilities of Seagate. Representatives of Credit Suisse First Boston concluded by delivering Credit Suisse First Boston's oral opinion to the VERITAS board of directors, which it later confirmed in writing as of March 29, 2000, that the stock portion exchange ratio was fair to VERITAS from a financial point of view as of the date of the opinion and based upon and subject to the various consideration set forth in its opinion. Based on Credit Suisse First Boston's opinion and other factors considered during the meeting, the VERITAS board of directors, acting without Messrs. Luczo and Kerfoot, unanimously determined that the merger agreement and the merger were advisable and in the best interests of the VERITAS stockholders and approved the merger agreement, the merger, and the issuance of new shares of VERITAS common stock in connection with the merger.

     On March 29, 2000, the Seagate board of directors (excluding Mr. Luczo), together with representatives of Morgan Stanley and Wilson Sonsini, met to review the negotiated agreements for the proposed transactions. Representatives of Wilson Sonsini summarized the terms of the definitive stock purchase agreement and merger agreement, including the provisions that permitted the Seagate board of directors to terminate either of the stock purchase agreement or the merger agreement in response to an offer superior to that contemplated by each of those agreements, and the related termination fees of $440 million for the merger and $80 million for the leveraged buyout. Representatives of Morgan Stanley reviewed with the Seagate board of directors the financial changes since the last meeting of the board of directors, which included the elimination of any downward adjustment to the purchase price based on negative working capital (excluding cash) and provision for the retention by Seagate's stockholders of any tax refunds and other tax assets that might be associated with the proposed transactions. Representatives of Morgan Stanley then presented the Seagate board of directors with its financial analysis of the proposed transactions. Representatives of Morgan Stanley concluded by delivering Morgan Stanley's oral opinion, subsequently confirmed in writing, to the Seagate board of directors, to the effect that the consideration to be received by the holders of Seagate common stock in connection with the merger was fair, from a financial point of view, to those holders. Morgan Stanley's opinion did not address any individual components of the consideration payable in connection with the merger, such as the consideration payable to Seagate in the leveraged buyout or the exchange ratio for the fixed stock portion payable in the merger. However, the merger consideration (which includes, among other things, net amounts received in the leveraged buyout) is made up, in part, of these components. Because the merger and the leveraged buyout are each conditioned upon the closing of the other and were considered as a whole, Morgan Stanley's opinion covered the consideration to be received in the combined transaction and not the components of each. Based on Morgan Stanley's advice, opinion and valuation analysis and other factors considered during the meeting, the Seagate board of directors (excluding and acting without Mr. Luczo)

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unanimously determined that the proposed transactions together were fair to, and in the best interest of, Seagate's stockholders and approved the stock purchase agreement and the stock purchase, and the merger agreement and the merger.

     On March 29, 2000, after the closing of the financial markets, the parties executed the stock purchase agreement, the merger agreement, the indemnification agreement and the exclusivity agreement, and Seagate and VERITAS issued a press release announcing the leveraged buyout and the merger.

     In April 2000, Seagate and Silver Lake Partners executed an amendment to the stock purchase agreement. Under the terms of this amendment, Silver Lake Partners consented to certain strategic investments proposed to be made by Seagate having a value of up to $25 million, and to a $25 million reduction in the amount of required cash to be held by Seagate at closing from $800 million to $775 million.

     On August 18, 2000, the VERITAS board of directors (other than Messrs. Luczo and Kerfoot, who did not participate) met and approved and authorized the terms of a proposed amendment to the stock purchase agreement, the merger agreement and the indemnification agreement.

     The Seagate board of directors (excluding Mr. Luczo, who did not participate) met on August 21 and August 25 to review and approve the terms of proposed amendments to the stock purchase agreement, the merger agreement and the indemnification agreement. In connection with its consideration of the proposed amendments, and in light of the revised terms of the proposed transaction resulting from the proposed amendments, the Seagate board of directors requested that Morgan Stanley update its fairness opinion. At the August 25 meeting, Morgan Stanley delivered its opinion, subsequently confirmed in writing on August 29, 2000, to the effect that, as of August 25, 2000, and based upon and subject to the various considerations set forth in its opinion, the consideration to be received by holders of Seagate common stock in connection with the merger was fair, from a financial point of view, to those holders. After receiving the updated opinion of Morgan Stanley, the Seagate board of directors (excluding and acting without Mr. Luczo) authorized and approved the terms of the amendment to the stock purchase agreement, the merger agreement and the indemnification agreement.

     On August 29, 2000, Seagate, VERITAS and Suez Acquisition Company executed a consolidated amendment to the stock purchase agreement, the merger agreement and the indemnification agreement.

     On October 12, 2000, the VERITAS board of directors held its regular quarterly board meeting. In the meeting, the VERITAS board of directors (other than Messrs. Luczo and Kerfoot, who did not participate in the deliberations) reviewed and approved the terms of another set of proposed amendments to the stock purchase agreement, the merger agreement and the indemnification agreement.

     On October 13, 2000, VERITAS, Seagate and Suez Acquisition Company entered into a memorandum of understanding with the plaintiffs in pending class action litigation. Pursuant to the terms of the memorandum of understanding, the parties agreed that: (1) Suez will increase the cash purchase price in the leveraged buyout by $50 million of cash, from $2.0 billion to $2.050 billion;
(2) the merger agreement will be amended to (a) allow VERITAS to elect to retain $250 million or $500 million of cash, rather than $500 million or $750 million of cash, (b) reduce the maximum amount that may be held back in escrow to cover potential Seagate tax liabilities from $300 million to $150 million, and (c) specify that VERITAS' election to retain cash must be made during the 15

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trading days ending two trading days prior to the Seagate special meeting; (3)
Suez will pay any attorney's fees that may be awarded to the plaintiff's counsel; and (4) prior to the closing of the transaction, Seagate will obtain a fairness opinion from Lehman Brothers regarding the combined consideration to be received by Seagate stockholders in the merger and the leveraged buyout taken together.

     On October 18, 2000, Seagate, VERITAS and Suez Acquisition Company executed a second consolidated amendment to the stock purchase agreement, the merger agreement and the indemnification agreement. This second consolidated amendment reflects the changes to the transaction required by the memorandum of understanding.

CONSIDERATION OF THE LEVERAGED BUYOUT AND THE MERGER BY SEAGATE

  SEAGATE'S REASONS FOR THE LEVERAGED BUYOUT AND THE MERGER

     In connection with its recommendation, the Seagate board of directors (excluding Mr. Luczo) considered a number of factors, including the following:

     - the relatively high value of the VERITAS shares held by Seagate as compared to the value of the remainder of Seagate's assets and Seagate's overall market capitalization and the terms of the existing stockholder agreement between Seagate and VERITAS which restricts Seagate's ability to dispose of its VERITAS shares;

     - the fact that the merger should enable Seagate's stockholders to acquire VERITAS shares representing a significant percentage of the VERITAS shares currently owned by Seagate, without the imposition of a corporate or a shareholder level tax, and the risks associated with the tax structure of the transactions;

     - the historical market prices and trading activity of Seagate's common stock, including (1) the fact that the historical market price of Seagate common stock did not reflect the full value of the shares of VERITAS common stock held by Seagate together with Seagate's other assets, (2) the fact that, based upon the market price of Seagate common stock and VERITAS common stock, Seagate's operating assets had a low and sometimes negative value in the market, even after accounting for the tax liability that Seagate would incur if it sold its VERITAS shares, (3) based on the closing price of VERITAS common stock on March 8, 2000 and certain other assumptions, the combined consideration to be received by Seagate's stockholders in connection with the leveraged buyout and the merger represented approximately a 51% and 67% premium over the average closing price of Seagate common stock during the 10 and 30 trading day period ending March 8, 2000 (which was the last "unaffected" trading day prior to a significant increase in the closing price per share and trading volume of the Seagate common stock that occurred on March 9, 2000 and a public report that appeared on March 10, 2000 speculating that Seagate and VERITAS were in discussions regarding a potential business combination), respectively, and (4) based on the closing price of VERITAS common stock on March 28, 2000 (which was the last trading day prior to the meeting of the Seagate board of directors at which the leveraged buyout and the merger were approved), the combined consideration to be received by Seagate's stockholders in connection with the leveraged buyout and the merger represented approximately a 35% premium over the average closing price of Seagate common stock during the 30 trading day period ending March 28, 2000;

     - the presentations of Morgan Stanley on March 29, 2000 and August 25, 2000 regarding the merger and the leveraged buyout and Morgan Stanley's oral opinions to the Seagate board of directors on March 29, 2000 and August 25, 2000, subsequently

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       confirmed in writing on March 29, 2000 and August 29, 2000, respectively, to the effect that, as of March 29, 2000 and August 29, 2000, respectively, the consideration to be received by holders of Seagate common stock in connection with the combined transaction was fair, from a financial point of view, to those holders;

     - the fact that, in connection with the preparation and delivery of its opinions, and in discussions with the Seagate board, Morgan Stanley performed some alternative financial analysis of Seagate's operating assets, resulting in valuation ranges in excess of the price being paid in the leveraged buyout by Suez Acquisition Company for those operating assets;

     - the fact that, despite Morgan Stanley's contact with potential third parties to explore whether they might have an interest in pursuing an acquisition of Seagate or other business combination with Seagate, none of these parties had such an interest or made any proposal regarding such a transaction and no third party has made a proposal regarding an acquisition of Seagate or its operating assets since the announcement of the transactions on March 30, 2000;

     - the fact that Morgan Stanley and some of its officers, employees and affiliates have pre-existing contractual obligations to invest in limited partnership interests in Silver Lake Partners' fund, a Morgan Stanley affiliate has a pre-existing contractual right to receive less than .9% of Silver Lake Partners' contractual right to participate in 20% of any profits earned upon disposition of the assets acquired in the leverage buyout, and certain officers have committed to acquire up to $550,000 of limited partnership interests in funds affiliated with TPG Partners III, L.P.;

     - information with respect to the financial condition, results of operations, business and prospects of Seagate, as well as the risks involved in achieving such prospects, and general economic and market conditions affecting Seagate;

     - results of the process undertaken by Morgan Stanley in connection with the solicitation of indications of interest from a selected group of third parties, and in connection with identifying possible alternatives to the leveraged buyout and the merger;

     - the treatment of Seagate's outstanding stock options and restricted stock in the merger;

     - the fact that none of the parties contacted by Morgan Stanley had indicated any interest in pursuing a transaction;

     - other alternatives available to Seagate;

     - information with respect to the financial condition, results of operations and prospects of VERITAS, as well as the risks involved in achieving such prospects, and the general economic and market conditions affecting VERITAS, including the historical trading prices of VERITAS common stock and its volatility and the effect the transaction might have on the trading price of VERITAS stock;

     - the structure of the leveraged buyout and the merger, the likelihood of consummating the leveraged buyout and the merger, the existence of executed financing commitments for the leveraged buyout, the likely closing date for the leveraged buyout and the merger, and the conclusion that Silver Lake Partners is a significant participant in the capital markets specializing in transactions involving technology companies;

     - the fact that consummation of the leveraged buyout and the merger would allow Seagate's stockholders to participate in the future growth and success of VERITAS, as well as allowing them to directly make the investment decision to sell or hold

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       shares of VERITAS common stock received by them in connection with the merger;

     - the fact that consummation of the leveraged buyout and the merger would preclude the Seagate stockholders from having the opportunity to participate in the future prospects of Seagate's operating assets;

     - actual and potential conflicts of interests of Mr. Luczo, Mr. Pope and certain other members of Seagate's senior management team who will have the opportunity to benefit from any increases in the value of Seagate's operating assets following the closing of the stock purchase and the merger by virtue of their equity participation;

     - the terms and conditions of the stock purchase agreement and the merger agreement, including the anticipated tax treatment of the transaction and the fact that each of the stock purchase agreement and the merger agreement is subject to approval by Seagate's stockholders; and

     - the amount of the negotiated termination fees and the ability for Seagate's board of directors, to the extent it determines it is required to do so as provided therein, to terminate either agreement in order to approve a competing, more favorable transaction or transactions.

     In view of the various factors considered by the Seagate board of directors in connection with its evaluation of the leveraged buyout and the merger, the Seagate board of directors did not, except as discussed in the next sentence, find it necessary to quantify or otherwise attempt to assign relative weights or importance to the factors considered in making its determination, nor did it evaluate whether such factors were of equal importance. The most important positive factor considered by the Seagate board of directors was the fact that Seagate's stockholders would receive the value of at least 85.4% of the VERITAS shares held by Seagate in a transaction that should be tax free at the corporate and stockholder level. Based upon all of the above factors and the evaluation of all the relevant information provided to it by Morgan Stanley, the Seagate board of directors (excluding Mr. Luczo) unanimously determined that the leveraged buyout and the merger, considered together, were fair to Seagate's stockholders.

     The Seagate board of directors believed, based upon discussions with Morgan Stanley, that the benefits from the elimination of the overhang of Seagate as a single 32.5% stockholder of VERITAS would help to offset any negative impact associated with the issuance of additional tradeable shares of VERITAS common stock. In considering the volatility associated with the VERITAS shares, the Seagate board of directors noted that Seagate's stockholders were already indirectly exposed to volatility in the market price of VERITAS stock by virtue of Seagate's ownership of a significant block of that stock.

     In determining whether to proceed with the transaction, the Seagate board of directors considered a number of possible alternatives, including a spin-off of Seagate's operating assets followed by a merger with VERITAS. On balance, the Seagate board of directors concluded that the leveraged buyout and merger were preferable to this approach because (1) a spun-off public entity would be subject to the same operating risks as Seagate, (2) all or a portion of Seagate's cash and VERITAS shares would need to be transferred to the spun-off entity to satisfy its ongoing tax liabilities, (3) the value of the spun company would likely be adversely affected by the elimination of the capital cushion provided by the VERITAS shares, (4) without that capital cushion a spun company would face even greater challenges in attracting and maintaining key employees (including current management) and (5) VERITAS did not indicate any willingness to engage in such a transaction. In addition to these risks, the Seagate board of directors concluded,

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based on advice from its financial and legal advisors, that this spin-off alternative, in particular a tax free spin-off, possibly could take substantially more time to complete and that the implied value of this approach as compared to the proposed transaction were essentially similar under Morgan Stanley's analyses.

     In considering the factors described above, individual members of the Seagate board of directors may have given different weights or assigned different levels of importance to different factors. Except for the fact that the transactions would preclude Seagate stockholders from participating in the future prospects of Seagate's operating assets, the actual and potential conflicts of interests of Seagate senior management discussed above, the pre-existing contractual obligations of Morgan Stanley and its officers, directors and affiliates to invest in funds affiliated with Texas Pacific Group and to invest in and participate in the profits of Silver Lake Partners discussed above, and the fact that Morgan Stanley performed some alternative financial analyses of Seagate's operating assets resulting in valuation ranges in excess of the price being paid in the leveraged buyout, the Seagate board of directors considered the foregoing factors to be positive factors. Notwithstanding these negative factors, the Seagate board of directors believes the leveraged buyout and the merger, considered together, are fair to and are in the best interest of Seagate's stockholders. The board of directors also believes that the leveraged buyout, by itself, is fair to Seagate's unaffiliated stockholders because it enables the overall merger transaction to occur. Although members of Seagate's senior management team will have the opportunity to participate in the future prospects of Seagate's operating assets, they will also bear the risk of any decrease in the value of these operating assets. As a result of the leveraged buyout and the merger, Seagate's operating assets will also have significant amounts of indebtedness and significantly less asset value that may reduce its value in the future. Although Morgan Stanley and some of officers and employees have contractual commitments to invest in funds affiliated with Texas Pacific Group, and to invest in and participate in the profits of Silver Lake Partners, the Seagate board of directors concluded that these commitments were not material because (1) the commitments to invest in Silver Lake Partners represented only a small percentage of the Silver Lake Partners fund (i.e., less than .05% for Morgan Stanley, and less than 2.3% for Morgan Stanley and all participating officers and employees), (2) the commitments to invest in funds affiliated with Texas Pacific Group represented only a small percentage of the funds affiliated with Texas Pacific Group (i.e., less than .02% for all participating officers), (3) the funding commitments were commitments to invest in funds affiliated with Texas Pacific Group and Silver Lake Partners' as limited partners, (4) the profit participation represented only a small percentage of the contractual profit participation of Silver Lake Partners (i.e., less than .9% for an affiliate of Morgan Stanley), (5) the structure of Morgan Stanley's fee was designed to provide for the payment of a higher fee to Morgan Stanley for obtaining a higher overall valuation, (6) at the time Seagate retained Morgan Stanley in connection with a possible strategic business combination, restructuring or other transaction, the Silver Lake Partners transaction was one of many other potential transactions, and (7) the board of directors had a favorable impression of the overall quality of the advice it received from Morgan Stanley.

     The Seagate board of directors (excluding Mr. Luczo) further believes that the following procedural safeguards were sufficient to ensure that each of the leveraged buyout and the merger were considered in a manner that was procedurally fair to Seagate's stockholders notwithstanding any actual or potential conflicts of interest of Mr. Luczo and

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Mr. Pope and other members of Seagate's senior management team participating in the purchase of Seagate's operating assets:

     - Mr. Luczo did not participate in any deliberations of the Seagate board of directors regarding the leveraged buyout and the merger, and the remainder of the Seagate board of directors consists entirely of non-management, non-affiliated independent directors who have no relationship with VERITAS or Silver Lake Partners;

     - the Seagate board of directors retained Morgan Stanley as its financial advisor to assist it in evaluating the merger and the leveraged buyout, and the board of directors received advice from Morgan Stanley;

     - the Seagate board of directors engaged in extensive deliberations in evaluating the leveraged buyout and the merger, as well as the negotiation process;

     - the consideration to be received by Seagate's stockholders from the leveraged buyout and the merger and the terms and conditions of the stock purchase agreement and the merger agreement resulted from arm's-length bargaining between the Seagate board of directors (through its Co-Chairmen) and its representatives, on the one hand, and Silver Lake Partners and VERITAS and their respective representatives, on the other;

     - the fact that both the stock purchase agreement and the merger agreement are subject to the approval of the holders of at least a majority of Seagate's outstanding common stock, Seagate stockholders will have appraisal rights in the merger and that the senior members of Seagate's management team (consisting of officers at or above the level of senior vice president) who will participate in the ownership of Suez Acquisition Company own, collectively, less than one percent of Seagate's outstanding common stock and therefore cannot exercise voting power sufficient to cause approval of the transactions;

     - the fact that under both the stock purchase agreement and the merger agreement the Seagate board of directors is permitted to negotiate with third parties who submit business transaction proposals which are superior to those contemplated under the relevant agreement and, if the Seagate board of directors so determines and pays the negotiated termination fees, to terminate that agreement in order to enter into a more favorable transaction;

     - the fact that Seagate is not required to complete the leveraged buyout unless the merger closes at the same time, and vice versa; and

     - the belief of the Seagate board of directors that the leveraged buyout and the merger would receive wide publicity and accordingly any third party able and willing to make a superior proposal would be aware of the transaction. This publicity, when considered with the fact that the Seagate board of directors could terminate the relevant agreement in order to accept a superior business transaction proposal, does not unduly restrict the ability of the Seagate board of directors to respond to any such proposal.

     The merger consideration that the members of the Seagate board of directors will receive in connection with the merger with respect to stock options held by them was not discussed by the Seagate board of directors during its deliberations of the leveraged buyout or the merger.

     On August 25, 2000, the Seagate board of directors (other than Mr. Luczo, who did not participate in the deliberations) determined that the amendments reflected in the consolidated amendment to the stock purchase agreement, the merger agreement and the

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indemnification agreement, were appropriate and that such amendments did not affect in any material respect the considerations described above, and approved such amendments.

     The independent Seagate directors did not retain an "unaffiliated representative," within the meaning of Regulation M-A under the Securities Act of 1933 and the Securities Exchange Act of 1934, to act solely on behalf of unaffiliated stockholders of Seagate for purposes of negotiating the terms of the leveraged buyout or the merger, because the independent directors of Seagate, who, as noted above, have no affiliation with Silver Lake Partners or VERITAS, acted solely on behalf of the unaffiliated stockholders of Seagate within the meaning of Regulation M-A and Rule 13e-3 under the Exchange Act.

  RECOMMENDATION OF THE BOARD OF DIRECTORS OF SEAGATE/FAIRNESS

     Under Rule 13e-3 under the Securities Exchange Act of 1934, Seagate may be required to state whether it reasonably believes that the leveraged buyout, by itself, and the merger, by itself, as well as the merger and leveraged buyout, as a combined transaction, are fair to unaffiliated stockholders of Seagate.

     After carefully evaluating the factors described above under "-- Seagate's Reasons for the Leveraged Buyout and the Merger," both positive and negative, the board of directors of Seagate has determined that the leveraged buyout and the merger, as a combined transaction, the leveraged buyout by itself, and the merger by itself, are fair to and in the best interests of the stockholders of Seagate and unanimously recommends that the stockholders of Seagate vote for approval and adoption of the stock purchase agreement and the merger agreement, and for approval of the leveraged buyout and the merger.

     In considering the recommendation of the board of directors of Seagate with respect to the leveraged buyout and the merger, you should be aware that Mr. Luczo and certain other members of Seagate's senior management team have certain interests in the leveraged buyout and the merger that are different from, or are in addition to, the interests of Seagate's stockholders generally and which create conflicts of interest. In addition, certain of the directors and officers of Seagate will receive benefits (such as customary indemnification) in connection with the leveraged buyout and the merger that are not available to other Seagate stockholders. For a more complete description of these interests and benefits, see "-- Interests of Directors and Other Executive Officers of Seagate in the Leveraged Buyout and the Merger" beginning on page 97 of this document.

  OPINION OF SEAGATE'S FINANCIAL ADVISOR

     Under an engagement letter dated February 10, 2000, Seagate retained Morgan Stanley to provide it with financial advisory services in connection with a possible strategic business combination, restructuring or other transaction. The board of directors of Seagate selected Morgan Stanley to act as its financial advisor based on Morgan Stanley's qualifications, expertise and reputation, and its knowledge of the business and affairs of Seagate. At the meetings of the board of directors of Seagate on March 29, 2000 and August 25, 2000, Morgan Stanley delivered oral opinions to the board of directors of Seagate, subsequently confirmed in writing on March 29, 2000 and August 29, 2000, respectively, to the effect that, as of March 29, 2000 and August 29, 2000, respectively, and based upon and subject to the various considerations set forth in its opinions, the consideration to be received by holders of Seagate common stock in connection with the merger was fair, from a financial point of view, to those holders. Morgan Stanley's fairness opinions did not address the separate components of the consideration payable in

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connection with the merger, such as the consideration payable to Seagate in the leveraged buyout or the exchange ratio for the fixed stock portion payable in the merger. However, the merger consideration (which includes, among other things, net amounts received in the leveraged buyout) is made up, in part, of these components.

     PLEASE NOTE THAT THE MORGAN STANLEY OPINIONS SPEAK AS OF THE DATES THEY WERE ISSUED, AND THE AUGUST 29, 2000 OPINION WILL NOT BE UPDATED.

     THE FULL TEXT OF THE WRITTEN OPINION OF MORGAN STANLEY DATED AUGUST 29, 2000 IS ATTACHED AS ANNEX G TO THIS DOCUMENT AND SETS FORTH THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITATIONS ON THE SCOPE OF THE REVIEW UNDERTAKEN BY MORGAN STANLEY IN RENDERING ITS OPINION. SEAGATE'S STOCKHOLDERS ARE URGED TO, AND SHOULD, READ THE OPINION CAREFULLY AND IN ITS ENTIRETY. THE MORGAN STANLEY OPINION DATED AUGUST 29, 2000 WAS DIRECTED TO THE BOARD OF DIRECTORS OF SEAGATE AND ADDRESSED ONLY THE FAIRNESS OF THE CONSIDERATION TO BE RECEIVED BY HOLDERS OF SEAGATE COMMON STOCK IN CONNECTION WITH THE MERGER FROM A FINANCIAL POINT OF VIEW AS OF THE DATE OF THE OPINION. IT DID NOT ADDRESS ANY OTHER ASPECT OF THE MERGER AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY HOLDER OF SEAGATE COMMON STOCK AS TO HOW TO VOTE AT THE SEAGATE SPECIAL MEETING. THE SUMMARY OF THE OPINION OF MORGAN STANLEY SET FORTH IN THIS DOCUMENT IS QUALIFIED BY REFERENCE TO THE FULL TEXT OF ITS OPINION.

     In connection with rendering its opinions, Morgan Stanley, among other things:

     - reviewed certain publicly available financial statements and other information concerning Seagate;

     - reviewed certain publicly available financial statements and other information concerning VERITAS;

     - reviewed certain internal financial statements and other financial and operating data concerning Seagate prepared by the management of Seagate;

     - reviewed certain financial projections prepared by the management of Seagate;

     - discussed with senior executives of Seagate the past and current operations and financial condition and the prospects of Seagate;

     - discussed with senior executives of VERITAS the past and current operations and financial condition and the prospects of VERITAS, including a review of publicly available projections of certain equity research analyst estimates;

     - reviewed the reported prices and trading activity for the Seagate common stock, for the VERITAS common stock, and those for publicly traded securities of certain other companies whose shares are owned by Seagate, including Gadzoox Networks, SanDisk Corporation and CVC, Inc. (which were subsequently converted into shares of Veeco Instruments);

     - reviewed the pro forma impact of the merger on the earnings per share of VERITAS;

     - analyzed alternative transaction structures involving some or all of the assets of Seagate;

     - participated in certain discussions and negotiations among representatives of Seagate, VERITAS and Suez Acquisition Company;

     - reviewed the merger agreement, and certain related documents, including the stock purchase agreement, and the amendments to those agreements; and

     - performed such other analyses and considered such other factors as Morgan Stanley has deemed appropriate.

     Morgan Stanley assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by Morgan Stanley for the purposes of its opinions, including the information prepared by the management of Seagate as to the computation and timing of the tax refund amount and other certain tax related items. Other than the discussions with senior executives of VERITAS referred to in the fifth bullet point above, in connection with the preparation of its opinions, Morgan Stanley was not provided access to any non-public information prepared by or relating to VERITAS and has instead relied on the publicly available projections of certain equity research analyst estimates reporting on VERITAS. With respect to the financial projections, Morgan Stanley assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Seagate. Morgan Stanley did not make and did not assume responsibility for making any independent valuation or appraisal of the assets or liabilities of Seagate or VERITAS, nor has it been furnished with any such appraisals.

     Morgan Stanley assumed with the consent of the board of directors of Seagate that the merger will be consummated in accordance with the terms set forth in the merger agreement and will be treated as a tax-free reorganization pursuant to the Internal Revenue Code of 1986, as amended. Morgan Stanley also assumed that the leveraged buyout will be consummated in accordance with the terms set forth in the stock purchase agreement. Morgan Stanley's opinions were necessarily based on financial, economic, market and other conditions on, and the information made available to it as of, the dates of its opinions.

     Morgan Stanley's opinions did not in any manner address the prices at which the Seagate common stock or the VERITAS common stock would actually trade at any time.

     The following is a brief summary of some of the analyses Morgan Stanley performed in connection with its opinion letter dated March 29, 2000 and reviewed with the Seagate board of directors on March 29, 2000. Some of these summaries of financial analyses include information presented in tabular format. In order to understand fully the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

    Merger Consideration Analysis

     Morgan Stanley reviewed the components of the consideration to be received by holders of Seagate common stock in connection with the merger and analyzed the value of the stock and cash portions of this consideration, excluding the tax refund amount, over a range of prices of VERITAS common stock. As part of this analysis, Morgan Stanley also calculated the premia those estimated valuations implied to the closing price per share of the Seagate common stock over various time periods ending on March 28, 2000, which was the last trading day prior to the meeting of the board of directors of Seagate at which the merger between Seagate and VERITAS was approved, and also over various time periods ending on March 8, 2000, which was the last "unaffected" trading day prior to a significant increase in the closing price per share and trading volume of the Seagate common stock that occurred on March 9, 2000 and a public report that appeared on March 10, 2000 speculating that Seagate and VERITAS were in discussions regarding a potential business combination. Morgan Stanley calculated the premia, based on the closing price per share of VERITAS common stock on March 28, 2000 of $154.94, to be 14% and 35% relative to the closing price per share of the Seagate common stock on

March 28, 2000 and the average closing price per share for the 30-trading day period ending March 28, 2000, respectively. Morgan Stanley also calculated the premia to be 42%, 51% and 67% for the 1-trading day, 10-trading day and 30-trading day periods ending on March 8, 2000, respectively. Morgan Stanley also observed the following based on a range of prices analyzed for the VERITAS common stock:

                                                                              IMPLIED PREMIUM TO SEAGATE COMMON STOCK
                                                                   --------------------------------------------------------------
                                                                               30-TRADING               10-TRADING    30-TRADING
                                            APPROXIMATE VALUE                      DAY                      DAY           DAY
                                                PER SHARE                      AVERAGE FOR              AVERAGE FOR   AVERAGE FOR
                                               OF SEAGATE           CLOSING      PERIOD      CLOSING      PERIOD        PERIOD
                                              COMMON STOCK         PRICE ON      ENDING      PRICE ON     ENDING        ENDING
            VERITAS COMMON               -----------------------   MARCH 28,    MARCH 28,    MARCH 8,    MARCH 8,      MARCH 8,
              STOCK PRICE                STOCK    CASH    TOTAL      2000         2000         2000        2000          2000
            --------------               ------   -----   ------   ---------   -----------   --------   -----------   -----------
$168.69................................  $78.20   $5.03   $83.23      22%          45%          53%         62%           79%
(Highest closing price through March
 28, 2000)
$158.81................................  $74.06   $5.04   $79.10      16%          38%          45%         54%           70%
(Closing price on March 8, 2000)
$154.94................................  $72.43   $5.05   $77.48      14%          35%          42%         51%           67%
(Closing price on March 28, 2000)
$153.25................................  $71.72   $5.05   $76.77      13%          34%          41%         50%           65%
(5-trading day average for period
 ending March 8, 2000)
$140.50................................  $66.37   $5.07   $71.44       5%          25%          31%         39%           54%
(10-trading day average for period
 ending March 8, 2000)
$119.70................................  $57.63   $5.12   $62.75      (8)%          9%          15%         22%           35%
(30-trading day average for period
 ending March 8, 2000)

Morgan Stanley noted that the value of the consideration varied with and was dependent on the VERITAS common stock price. While the implied value of the consideration was approximately $77.48 using the closing share prices as of March 28, 2000, the value of the consideration was $62.75 when using average share prices for the 30-trading day period ending March 8, 2000. The estimated values of the stock and cash portions of the consideration set forth in the table above were derived based upon Seagate's ownership of 128.1 million shares of VERITAS common stock, an assumption that VERITAS would elect to retain $500 million of Seagate's cash and issue additional shares of VERITAS common stock, rather than distribute that cash, to Seagate's stockholders in connection with the merger, that Seagate has a tax basis in the assets to be sold to Suez Acquisition Company in the leveraged buyout of approximately $2 billion and an effective tax rate of 40%, and that transaction costs (including cost associated with any retirement of debt and other fees and expenses) will be approximately $150 million. Morgan Stanley also discussed with the board of directors of Seagate the estimated values of the stock and cash components of the consideration payable in connection with the merger between Seagate and VERITAS assuming that VERITAS would elect to retain either no cash or $750 million in cash and noted that the aggregate value of the consideration would not change, but for purposes of its written presentation showed the estimated values on the basis that VERITAS would elect to retain $500 million in cash. Morgan Stanley noted that while the mix of cash and stock to be received by Seagate stockholders would change based on this election, the total value of the merger consideration would not change, as shown in the following table:

                                                    VERITAS ISSUES SHARES
                                                     FOR $500 MILLION OF     VERITAS ISSUES NO SHARES
                                                            CASH                     FOR CASH
                                                    ---------------------    ------------------------
                                                         APPROXIMATE               APPROXIMATE
                                                         TOTAL VALUE               TOTAL VALUE
                                                          (MILLION)                 (MILLION)
                                                    ---------------------    ------------------------
Buyer Purchase Price..............................        $ 2,000.0                 $ 2,000.0
Less: Cash Retained by VERITAS....................        $  (500.0)                $     0.0
Plus: Net Excess Cash (Deficit)...................        $  (248.9)                $  (248.9)
                                                          ---------                 ---------
  Cash Consideration..............................        $ 1,251.1                 $ 1,751.1
VERITAS Shares....................................        $16,939.4                 $16,939.4
Investments.......................................        $   505.1                 $   505.1
Retained VERITAS Cash.............................        $   500.0                 $     0.0
                                                          ---------                 ---------
  Stock Consideration.............................        $17,944.4                 $17,444.4
         Total....................................        $19,195.5                 $19,195.5
Approximate value per share of Seagate common
  stock...........................................        $   77.48                 $   77.48

     The estimated values set forth in the table above were derived based upon Seagate's ownership of 128.1 million shares of VERITAS common stock, the closing price per share of VERITAS common stock on March 28, 2000 of $154.94, and the assumption that Seagate has a tax basis in assets to be sold to Suez Acquisition Company in the leveraged buyout of approximately $2 billion and an effective tax rate of 40%.

    Implied Valuation of Seagate Operating Assets

     In view of the significant public market valuation of the VERITAS common stock and the other securities owned by Seagate, Morgan Stanley reviewed the stock price performance of Seagate common stock in relation to the stock price performance of VERITAS common stock and the publicly traded common stock of each of the publicly traded securities of certain other companies whose shares are owned by Seagate, including Gadzoox Networks, SanDisk Corporation (all of which shares were subsequently sold) and CVC, Inc. (which were subsequently converted into shares of Veeco Instruments and subsequently sold) for the one-year period ending on March 28, 2000. Morgan Stanley also estimated the after-tax value to Seagate, based upon an effective tax rate of 40%, of those securities, the securities of Dragon Systems (which were subsequently converted into shares of Lernout & Hauspie) and the net cash held during such period by Seagate, and estimated the implied public market valuation of Seagate's operating assets by subtracting the values above from total market value of the Seagate common stock. Morgan Stanley calculated that for the 30 trading days ending on March 8, 2000, the implied value of Seagate's operating assets ranged from a high of approximately $1.68 billion on February 16, 2000 to a low of approximately a negative $620 million on March 7, 2000. Morgan Stanley also reviewed the implied public market valuation of Seagate's operating assets using the methodology described above for the period from March 9, 2000 through March 28, 2000, during which period the implied value of Seagate's operating assets ranged from a high of approximately $3.99 billion on March 20, 2000 to a low of approximately $416 million on March 9, 2000, and had an implied value of $3.47 billion on March 28, 2000. However, Morgan Stanley did not factor the implied valuations of the operating assets during this period into its analysis because it believed that the Seagate common stock was no longer trading on an "unaffected" basis following March 8, 2000. Morgan Stanley noted that the significant increase in the closing price per share and trading volumes of the Seagate common stock for the period following March 8, 2000 suggested that an analysis of Seagate's implied valuation for its securities and operating assets would no longer be meaningful. Morgan Stanley observed that the implied public market valuation of the securities owned by Seagate might not be realizable for Seagate given liquidity and other constraints that would arise in selling its positions in VERITAS common stock and the other publicly traded securities owned by Seagate, and the implied public market valuations of Seagate's operating assets described above did not incorporate any illiquidity or other discounts to the value of the securities owned by Seagate that might arise if Seagate attempted to sell those securities. Morgan Stanley further noted that a similar analysis that treated the VERITAS common stock owned by Seagate on a pre-tax basis (instead of on an after-tax basis) would result in lower implied values for Seagate's operating assets.

    Transaction Premia Analysis

     Morgan Stanley reviewed the recent stock price performance of Seagate common stock and VERITAS common stock over various time periods ending on March 8, 2000 and on March 28, 2000. Morgan Stanley also estimated the implied value of the consideration to be received by holders of Seagate common stock in connection with the merger between Seagate and VERITAS based upon the averages for the VERITAS common stock for the time periods indicated below, and the premia those values implied to the average price of the Seagate common stock over the corresponding periods, using the same time period for each stock price. Morgan Stanley observed the following:

                                        VERITAS        IMPLIED        SEAGATE
                                        COMMON        VALUE OF        COMMON      IMPLIED
                                      STOCK PRICE   CONSIDERATION   STOCK PRICE   PREMIUM
                                      -----------   -------------   -----------   -------
PERIOD ENDING MARCH 28, 2000
March 28, 2000......................     $155            $77            $68         14%
30-trading day average..............     $143            $73            $57         26%
PERIOD ENDING MARCH 8, 2000
March 8, 2000.......................     $159            $79            $55         45%
5-trading day average...............     $153            $77            $54         41%
10-trading day average..............     $140            $71            $51         39%
30-trading day average..............     $120            $63            $47         35%
60-trading day average..............     $105            $56            $45         26%
120-trading day average.............     $ 76            $45            $39         15%

    Realized Value Analysis

     Morgan Stanley compared the value realized for the VERITAS shares and the other securities held by Seagate in the merger with the estimated value that Seagate would realize on an after-tax basis assuming that Seagate continued to sell its positions in the VERITAS common stock and the other publicly traded securities owned by Seagate in the public markets using share prices as of March 28, 2000. This analysis showed that the value realized in the merger associated with these securities represented a nominal 40% premium to the value that Seagate would realize on an after-tax basis assuming that Seagate sold its positions in VERITAS common stock and the other publicly traded securities owned by Seagate. This analysis also indicated that the retirement of a portion of the VERITAS shares owned by Seagate following the merger would be immediately accretive to the earnings per share of the VERITAS common stock by approximately 5%, assuming no change in VERITAS' net income. Taking into account the implied financial benefits that would be expected to accrue to holders of Seagate common stock resulting from this accretion, the analysis showed that the consideration to be received by holders of

Seagate common stock in connection with the merger represented an effective premium of 47% to the value that Seagate would receive on an after-tax basis relative to Seagate's selling its positions in VERITAS common stock and the other publicly traded securities owned by Seagate.

     Morgan Stanley also compared the implied value of the consideration to be received by holders of Seagate common stock in connection with the merger with the estimated value of Seagate's operating businesses and investments using a hypothetical "sum-of-the-parts" analysis. For purposes of this analysis, Morgan Stanley valued Seagate's positions in VERITAS common stock and the other publicly traded securities owned by Seagate on an after-tax basis assuming that Seagate sold those positions in their entirety at market prices as of March 28, 2000, and added to this estimated value the amount of Seagate's net cash and an assumed range of values for Seagate's operating businesses from $1 billion to $4 billion. This analysis showed that the implied value of the consideration to be received by holders of Seagate common stock in connection with the merger implied a premium ranging from 12% to 36% to this analysis of the "sum-of-the-parts" valuation of Seagate. Morgan Stanley also observed that this analysis of the "sum-of-the-parts" valuation of Seagate may not be realizable or sustainable for Seagate given liquidity and other constraints that would arise in selling its positions in VERITAS common stock and the other publicly traded securities owned by Seagate.

     Alternative Transaction Structures

     In addition to the analyses summarized above, Morgan Stanley also reviewed various alternatives to the merger, the potential ranges of value that might be realized in these alternatives, and the timing and execution risks that might be associated with those alternatives.

     The alternatives reviewed by Morgan Stanley included:

     - retaining Seagate's operating assets, continuing to sell shares of VERITAS common stock periodically in the market, paying taxes on these sales, and using the after-tax proceeds for repurchasing shares of Seagate common stock. This alternative is referred to as the Status Quo. Assuming that Seagate's operating assets traded at multiples ranging from 10x to 15x earnings forecasted by Seagate's management's base case projections, that the VERITAS common stock had returns ranging from -20% to 40% annually, that Seagate continued to sell its position in VERITAS and paid taxes on these sales, Morgan Stanley calculated an implied present value per share, discounted at 20% per annum, to the holders of Seagate common stock, under the Status Quo ranging from approximately $33.69 to $95.39;

     - distributing the shares of a company holding all assets excluding the VERITAS shares and certain operating businesses to Seagate stockholders in a tax-free spin-off, whereby the assets of the remaining Seagate would be only the shares of VERITAS common stock and those operating businesses. This alternative is referred to as the HoldCo / Tax-Free Spin. Assuming that the spun-off entity comprising Seagate's disc drive business traded within a band of equity values ranging from $1.5 billion to $3.5 billion and the distributing company would trade at a discount ranging from 5% to 20% to the pre-tax value of the underlying shares of VERITAS common stock, Morgan Stanley calculated an implied per share value to the holders of Seagate common stock under the HoldCo / Tax-Free Spin ranging from approximately $69.75 to $88.78;

     - distributing the shares of a company holding all assets excluding the VERITAS shares to Seagate stockholders in a taxable spin-off, whereby the only assets of Seagate after the spin-off would be shares of VERITAS common stock. This alternative is referred to as the HoldCo / Taxable Spin. Assuming that the spun-off entity comprising Seagate's operating assets traded within the same band of equity values as under the HoldCo / Tax-Free Spin ranging from $1.5 billion to $3.5 billion, and the distributing company would trade at a discount ranging from 5% to 20% to the pre-tax value of the underlying shares of VERITAS common stock, Morgan Stanley calculated an implied per share value to the holders of Seagate common stock under the HoldCo / Taxable Spin ranging from approximately $69.75 to $88.78. Morgan Stanley noted that the range of implied per share values to the holders of the Seagate common stock under the HoldCo / Taxable Spin would be the same as under the HoldCo / Tax-Free Spin; and

     - distributing the shares of a company holding the operating businesses to Seagate stockholders in a taxable spin-off, then merging Seagate with VERITAS in the same structure as the merger. This alternative is referred to as the VERITAS Merger / Spin. Assuming that Seagate effected a merger with VERITAS that was identical to the proposed merger except that the operating assets would be spun-off in a taxable spin and the spun-off entity comprising Seagate's operating assets traded within a band of equity values ranging from $1.5 billion to $3.5 billion, Morgan Stanley calculated an implied per share value to the holders of Seagate common stock under the VERITAS Merger / Spin alternative ranging from approximately $75.76 to $86.78. The high end of such range includes the implied financial benefit to holders of Seagate common stock related to the reduction in the number of outstanding shares of VERITAS.

     The table below summarizes the potential ranges of value estimated by Morgan Stanley based upon the assumptions described above.

     TRANSACTION STRUCTURE        IMPLIED VALUE PER SHARE OF SEAGATE COMMON STOCK
     ---------------------        -----------------------------------------------
Proposed merger between Seagate                   $77.48 - $82.47
  and VERITAS...................
Status Quo......................                  $33.69 - $95.39
HoldCo / Tax-free Spin..........                  $69.75 - $88.78
HoldCo / Taxable Spin...........                  $69.75 - $88.78
VERITAS Merger / Spin...........                  $75.76 - $86.78

The high end of the range described above for the proposed merger includes the implied financial benefit to holders of Seagate common stock related to the reduction in the number of outstanding shares of VERITAS common stock and an assumed potential tax refund in the amount of $1.60 per share of Seagate common stock. Morgan Stanley noted that the proposed merger did not provide an option for Seagate to effect the VERITAS Merger / Spin alternative described above. Morgan Stanley also noted that the proposed merger and leveraged buyout potentially offered greater certainty in terms of value and timing than the alternative transaction structures described above.

     Morgan Stanley also reviewed for illustrative purposes estimated ranges of values for Seagate's operating businesses derived using various methodologies, including a comparable companies analysis, a discounted equity analysis, a discounted cash flow analysis, and a hypothetical "sum-of-the-parts" analysis of Seagate's disc drives, tapes, information management, and storage area network segments. As part of this review, Morgan Stanley analyzed the two cases developed by Seagate management, as well as a third case developed by Morgan Stanley as a sensitivity case, which reflected Seagate management's base case but assumed that gross margins for the desktop segment of Seagate's disk drive business remained constant for years 2000 through 2008. For each of these analyses, Morgan Stanley calculated an implied value for Seagate's operating assets, in each case assuming that the operating assets included $800 million in cash and $50 million in other liabilities that would be assumed by Suez Acquisition Company in the leveraged buyout. In the comparable companies analysis, based upon multiples of projected calendar year 2000 revenues ranging from 0.20x to 0.45x, Morgan Stanley calculated an implied equity value of the operating businesses ranging from approximately $2.2 billion to $4.0 billion. In the discounted equity value analysis, based upon multiples of projected calendar year 2001 net income ranging from 8x to 16x and discount rates ranging from 15% to 20%, Morgan Stanley calculated an implied equity value of the operating businesses ranging from approximately $1.5 billion to $3.1 billion for the base case, approximately $1.2 billion to $2.4 billion for the sensitivity case, and approximately $2.9 billion to $6.0 billion for the upside case. Based upon multiples of projected calendar year 2002 net income ranging from 8x to 16x and discount rates ranging from 15% to 20%, Morgan Stanley calculated an implied equity value of the operating businesses ranging from approximately $1.8 billion to $4.0 billion for the base case, approximately $1.2 billion to $2.7 billion for the sensitivity case, and approximately $3.4 billion to $7.3 billion for the upside case. In the discounted cash flow analysis, based upon multiples of calendar year 2006 EBITDA ranging from 6.0x to 9.0x and a discount rate of 15%, Morgan Stanley calculated an implied equity value of the operating businesses ranging from approximately $3.5 billion to $4.4 billion for the base case, approximately $2.4 billion to $2.9 billion for the sensitivity case, and approximately $5.4 billion to $6.9 billion for the upside case. In the hypothetical "sum-of-the-parts" analysis, Morgan Stanley calculated an implied equity value of the operating businesses ranging from approximately $2.6 billion to $4.7 billion. While Morgan Stanley's opinion as to the fairness from a financial point of view of the consideration to be received by holders of Seagate common stock in connection with the merger did not address the fairness of the sale price for the operating businesses considered separately, the amount of the consideration was based, in part, on the amount of the proceeds from the sale of the operating businesses.

     The table below summarizes the implied ranges of equity values for Seagate's operating businesses estimated by Morgan Stanley based upon the assumptions described above.

                                                      IMPLIED EQUITY VALUE
               VALUATION METHODOLOGY                 OF OPERATING BUSINESSES
               ---------------------                 -----------------------
                                                          (IN BILLIONS)
Comparable Companies Analysis......................        $2.2 - $4.0
Discounted Equity Analysis
  2001 Net Income
     Base Case.....................................        $1.5 - $3.1
     Sensitivity Case..............................        $1.2 - $2.4
     Upside Case...................................        $2.9 - $6.0
  2002 Net Income
     Base Case.....................................        $1.8 - $4.0
     Sensitivity Case..............................        $1.2 - $2.7
     Upside Case...................................        $3.4 - $7.3
Discounted Cash Flow Analysis
     Base Case.....................................        $3.5 - $4.4
     Sensitivity Case..............................        $2.4 - $2.9
     Upside Case...................................        $5.4 - $6.9
"Sum-of-the-Parts" Analysis
     Base Case.....................................        $2.6 - $4.7

While many of the implied equity values for Seagate's operating businesses summarized in the table above exceeded the $2 billion purchase price in the leveraged buyout, Morgan Stanley arrived at its opinion that the consideration to be received by holders of Seagate common stock in connection with the merger was fair, from a financial point of view, to those holders, by considering all of its analyses of the merger and the leveraged buyout, taken as a whole.

     VERITAS Stock Price Study

     Morgan Stanley compared the per share daily closing market price movements of the VERITAS common stock for the 1-year period ending on March 28, 2000 to the movements during the same period of:

     - an index of the per share market prices of the common stock of a group of software and other companies consisting of Microsoft Corporation, Cisco Systems, Inc., Oracle Corporation, i2 Technologies, Inc., Siebel Systems, Inc. and Legato Systems, Inc.;

     - the Nasdaq 100; and

     - the S&P 500.

This analysis showed that during this period the VERITAS common stock outperformed the index of comparable companies and the two other market indices. Morgan Stanley also compared the closing price per share of the VERITAS common stock on March 28, 2000 as a multiple of the projected 2001 earnings per share of the VERITAS common stock, the projected five-year earnings per share growth rate for the VERITAS common stock, and the aggregate market value for the VERITAS common stock to projected 2001 sales, with the corresponding multiples for the comparable software companies referred to above as well as VeriSign, Inc. and Broadvision, Inc. The earnings per share, growth rate and sales estimates were obtained from Institutional Brokers Estimate System.

     In connection with its written opinion dated August 29, 2000, Morgan Stanley reviewed the analysis used to render its March 29, 2000 opinion by performing procedures to update certain analyses and by reviewing the assumptions upon which such analyses were based and the factors considered in connection therewith.

     The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinions, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Furthermore, Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses, would create an incomplete view of the process underlying its opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley's view of the actual value of Seagate. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Seagate or VERITAS. Any estimates contained in Morgan Stanley's analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

     The analyses performed were prepared solely as part of Morgan Stanley's analysis of the fairness of the consideration to be received by holders of Seagate common stock in connection with the merger from a financial point of view to those holders and were conducted in connection with the delivery of the Morgan Stanley opinion to the board of directors of Seagate. The analyses do not purport to be appraisals or to reflect the prices at which Seagate or any of its assets might actually be sold.

     The consideration to be received by holders of Seagate common stock in connection with the merger was determined through arm's-length negotiations between the board of directors of Seagate and VERITAS. Morgan Stanley provided advice to the board of directors of Seagate during such negotiations; however, Morgan Stanley did not recommend any specific consideration to the board of directors of Seagate or that any specific consideration constituted the only appropriate consideration for the merger.

     The board of directors of Seagate retained Morgan Stanley based upon Morgan Stanley's qualifications, experience and expertise. Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate, estate and other purposes. In the past, Morgan Stanley and its affiliates have provided financial advisory and financing services for Seagate and financing services for VERITAS, and have received fees for the rendering of these services. During the past two years, Morgan Stanley and its affiliates have received an aggregate of approximately $10.3 million in fees from Seagate and approximately $13.3 million in fees from VERITAS for these services. In the ordinary course of Morgan Stanley's trading and brokerage activities, Morgan Stanley or its affiliates may at any time hold long or short positions, may trade or otherwise effect transactions, for its own account or for the account of customers in the equity securities of Seagate, VERITAS or any other parties involved in the transaction. Morgan Stanley and some of its officers, employees and affiliates, including officers and employees who assisted Seagate in connection with the merger, have committed to answer capital calls, if and when made by Silver Lake Partners and one of its affiliates, to invest up to an aggregate of approximately $50.1 million in the overall Silver Lake Partners fund and in that affiliate. The aggregate amount of these commitments that could be drawn for the leveraged buyout would represent approximately 0.8% of the equity required for the leveraged buyout. Pursuant to other pre-existing agreements, Morgan Stanley Dean Witter & Co., the parent of Morgan Stanley, has the right to receive approximately 0.86% of Silver Lake Partners' contractual right to participate in 20% (or approximately 0.17%) of any profits earned upon disposition of the assets acquired in the leveraged buyout, and certain officers of Morgan Stanley have committed to acquire up to $550,000 of limited partnership interests in funds affiliated with TPG Partners III, L.P. In addition, Morgan Stanley and some of its officers, directors and affiliates also committed to invest up to approximately $43.5 million in certain investment funds that have joined or may join the investor group organized by Silver Lake Partners to effect the leveraged buyout. The aggregate amount of these commitments that could be drawn for the leveraged buyout would represent approximately 0.1% of the equity required for the leveraged buyout. Under the engagement letter with Seagate, Morgan Stanley provided financial advisory services and a financial fairness opinion in connection with the merger and Seagate agreed to pay Morgan Stanley:

     - an announcement fee in the amount of $2.5 million payable in cash upon public announcement that Seagate entered into the merger agreement; and

     - a completion fee payable in cash upon closing of the transaction based upon a percentage of the aggregate value of the transaction, where the aggregate value means the value of the consideration received per share of Seagate common stock multiplied by the total number of shares outstanding, including shares that would be outstanding upon exercise of any in-the-money stock options, warrants or convertible preferred securities. The relevant percentages are as follows: (1) 0.45% if the aggregate value of the transaction is less than or equal to $4 billion;
       (2) $18 million, plus 0.17% of the aggregate value above $4 billion if the aggregate value of the transaction is greater than $4 billion and less than $14 billion; (3) 0.23% if the aggregate value of the transaction is greater than $14 billion and less than or equal to $15 billion; (4) 0.26% if the aggregate value of the transaction is greater than $15 billion and less than or equal to $16 billion; and (5) 0.29% if the aggregate value of the transaction is greater than $16 billion. The value of common stock to be used to calculate the aggregate value is based on the average of (1) the average closing price of that common stock over the five trading days up to the announcement of the transaction, and (2) the average closing price of that common stock over the five trading days up to the date of the closing of the transaction. The completion fee payable to Morgan Stanley is subject to a minimum of $10 million and a maximum of $50 million. Any announcement fee previously paid to Morgan Stanley will be credited against the completion fee. Seagate currently believes the fee payable to Morgan Stanley will be at the high end of this range.

Seagate has also agreed to reimburse Morgan Stanley for its expenses incurred in performing its services. In addition, Seagate has also agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against possible liabilities and expenses, including possible liabilities under the federal securities laws, related to or arising out of Morgan Stanley's engagement.

     The full text of Morgan Stanley's presentations to the board of directors of Seagate on March 22, 2000, March 29, 2000 and August 25, 2000 has been included as exhibit (c)(1), (c)(2) and (c)(3), respectively, to the Schedule 13E-3 filed by Seagate, VERITAS and Suez Acquisition Company in connection with the leveraged buyout and the merger and the foregoing summary is qualified by reference to those exhibits.

  INTERESTS OF DIRECTORS AND OTHER EXECUTIVE OFFICERS OF SEAGATE IN THE LEVERAGED BUYOUT AND THE MERGER

     In considering the recommendations of Seagate's board of directors, stockholders of Seagate should be aware that Mr. Luczo and other members of Seagate's senior management team have certain interests in the leveraged buyout and the merger that are different from, or in addition to, the interests of Seagate's stockholders generally and which create potential conflicts of interest. In addition, certain of the directors and officers of Seagate will receive benefits in connection with the leveraged buyout and the merger that are not available to other Seagate stockholders. These interests and benefits include the following:

     Participation on Boards of Directors

     Currently, Stephen Luczo, the Chief Executive Officer of Seagate, is a member of the board of directors of Seagate and VERITAS. Mr. Luczo is a director of VERITAS by virtue of the stockholder agreement described in more detail under "-- Other Material Contracts and Agreements Between Seagate and
VERITAS -- Stockholder Agreement" beginning on page 120 of this document.

     Mr. Luczo will also be joining the board of directors of Suez Acquisition Company following the closing of the leveraged buyout and the merger.

     Employment Agreements

     Suez Acquisition Company and each of Messrs. Luczo, Watkins, Waite, Porter, Pope, Mulvaney and other senior executives of Seagate have agreed that they will enter into employment agreements to be effective at the completion of the merger in a form to be mutually agreed upon. Each of the employment agreements will have a three-year term, subject to automatic successive one year renewals thereafter.

     Under the employment agreements, Mr. Luczo will serve as Chief Executive Officer, Mr. Watkins will serve as President and Chief Operating Officer, Mr. Waite will serve as Executive Vice President and Chief Administrative Officer, Mr. Porter will serve as Executive Vice President and Chief Technical Officer, Mr. Pope will serve as Executive Vice President and Chief Financial Officer and Mr. Mulvaney will serve as a Senior Vice President of Suez Acquisition Company.

     Set forth below is a chart showing such executives' base salaries and bonuses for attaining specified target performance goals after the leveraged buyout and the merger. An executive may elect to defer the payment of all or a portion of his bonus.
        ------------------------------------------------------------------------

         EXECUTIVE                  BASE SALARY           TARGET BONUS
----------------------------
  Stephen J. Luczo                  $1,000,000         125% of Base Salary
----------------------------
  William D. Watkins                $  850,000         125% of Base Salary
----------------------------
  Donald L. Waite                   $  500,000         100% of Base Salary
----------------------------
  Townsend H. Porter                $  500,000         100% of Base Salary
----------------------------
  Charles C. Pope                   $  550,000         100% of Base Salary
----------------------------
  Thomas F. Mulvaney                $  350,000         80% of Base Salary
----------------------------

     The executives also will be entitled to participate in employee benefit programs comparable, in the aggregate, to those employee benefit programs made available to senior executives of Seagate immediately prior to the effective time of the transactions.

     Under the employment agreements, in the event an executive's employment is terminated by Suez Acquisition Company without "Cause" or by the executive with "Good Reason" (as each such term will be defined in the employment agreements), such executive will receive, subject to compliance with the restrictive covenants described below, (i) continued payment of base salary and target bonus, and (ii) continued participation in Suez Acquisition Company's health, dental and life insurance programs, for one year following such termination of employment (two years in the case of Messrs. Luczo and Watkins). However, if the executive's employment is terminated by Suez Acquisition Company without Cause or by the executive for Good Reason within two years following the effective time of the transactions, the executive will be entitled to severance benefits under his or her management retention agreement (as described below).

     Under the employment agreements, the executives will be subject to customary confidentiality and nondisclosure covenants and a noncompete/nonsolicitation covenant during the term of employment and for the period in which the employee receives severance following the executive's termination of employment.

     The employment agreements will also contain other customary provisions.

     Management Retention Agreements

     Seagate has entered into management retention agreements with a number of its key executive officers. The management retention agreements provide that, upon a change of control, the executive will be entitled to (1) a lump sum payment equal to two (three in the case of Messrs. Luczo and Watkins) times the sum of the executive's (a) base salary and (b) the highest annual bonus paid within the last three fiscal years, (2) accelerated vesting of stock options and restricted shares (as modified below), (3) a pro rata portion of the executive's target bonus for the year of termination, and (4) continued participation in health, dental and life insurance programs of Seagate or Suez Acquisition Company. In addition, the management retention agreements of Messrs. Luczo, Watkins, Waite, Porter, Pope and Mulvaney further provide that, in the event the severance payments are subject to excise tax under Section 4999 of the Internal Revenue Code of 1986, as amended, Suez Acquisition Company will provide such executives an additional payment sufficient to pay the excise taxes and all related excise and income taxes on such additional payment.

     As of the effective time of the merger, Suez Acquisition Company will assume all obligations and liabilities under the management retention agreements. In consideration for these assumptions, Messrs. Luczo, Watkins, Waite, Porter, Pope, Mulvaney and several other executives of Seagate agreed to the following modifications of their management retention agreements: (1) the closing of the transactions will be deemed to be a "Change of Control" for purposes of the management retention agreements; provided, that no further corporate transactions will constitute a Change of Control; (2) the transactions will not constitute a termination of employment for purposes of the management retention agreements; (3) the definition of Good Reason was modified; and (4) the provisions relating to the accelerated vesting of stock options and restricted shares will only apply to stock options and restricted shares granted to Messrs. Luczo, Watkins, Waite, Porter, Pope and Mulvaney in substitution for unvested stock options to acquire Seagate common stock and restricted shares of Seagate (as described below).

     Equity Rollover

     As of the record date for the Seagate special meeting, Messrs. Luczo, Watkins, Waite, Porter, Pope and Mulvaney owned an aggregate of approximately 496,000 shares of Seagate's outstanding common stock and held stock options to purchase an aggregate of approximately 1,373,000 shares of Seagate common stock.

     Messrs. Luczo, Watkins, Waite, Porter, Pope, Mulvaney and certain other executives of Seagate have agreed to convert restricted shares of Seagate common stock and unvested stock options to purchase shares of Seagate common stock with an aggregate value (as defined below) of between $150 million and $250 million into deferred compensation with an aggregate value of between $150 million and $250 million and equity in the entity which will hold Seagate's operating assets following completion of the leveraged buyout representing the right to future appreciation of the entity. For purposes of this paragraph, "Value" means (1) with respect to restricted stock, the fair market value of Seagate common stock times the number of shares of restricted stock, and (2) with respect to stock options, the excess of (x) the fair market value per share of Seagate common stock, times the number of shares of Seagate common stock subject to the stock option, over (y) the aggregate exercise price of the stock option.

     A significant number of shares of Seagate common stock and stock options to purchase shares of Seagate common stock held by Messrs. Luczo, Watkins, Waite, Porter, Pope, Mulvaney and other executives of Seagate will not be exchanged for equity in the entity which will hold Seagate's operating assets following completion of the leveraged buyout, but will be converted in the merger into the right to receive aggregate consideration of approximately $223 million, based upon (1) the closing share price of VERITAS, Gadzoox Networks and Lernout & Hauspie on October 11, 2000, (2) 241.1 million shares of Seagate common stock outstanding as of October 11, 2000, calculated on a pro forma basis assuming the net exercise of all outstanding in-the-money stock options (other than certain stock options to be converted into Suez Acquisition Company stock options) and rights under the Seagate employee stock purchase plan, (3) the estimated cash balance of Seagate on October 11, 2000, and (4) other transaction related items. The aggregate value of the restricted stock and stock options held by Messrs. Luczo, Watkins, Waite, Porter, Pope and Mulvaney to be converted into deferred compensation and equity in the entity which will hold Seagate's operating assets following completion of the leveraged buyout, and the amount of consideration to be received by each of Messrs. Luczo, Watkins, Waite, Porter, Pope and Mulvaney in connection with the merger, is set forth below. All such information is estimated and subject to change prior to the closing of the leveraged buyout and the merger. In addition, the following amounts do not give effect to the distribution of approximately $0.21 per share that will be paid to Seagate stockholders following court approval of the settlement of existing class action litigation and dismissal with prejudice of the underlying complaints in this litigation and related lawsuits pending in California.

                                                   CONSIDERATION TO BE   CONSIDERATION TO BE
                                                   RECEIVED IN MERGER    RECEIVED IN MERGER
                             AGGREGATE VALUE OF     RELATED TO STOCK      RELATED TO COMMON
      SENIOR MANAGER        CONVERTED AMOUNT(1)          OPTIONS             STOCK OWNED
      --------------        --------------------   -------------------   -------------------
Stephen J. Luczo..........      $22,778,535            $65,148,850           $22,566,344
William D. Watkins........      $11,972,568            $32,767,010           $ 5,414,707
Donald L. Waite...........      $ 9,578,315            $22,040,319           $11,577,546
Townsend H. Porter........      $ 7,044,831            $18,350,619           $ 7,044,831
Thomas F. Mulvaney........      $ 7,574,192            $16,380,540           $ 3,155,285
Charles C. Pope...........      $ 6,726,431            $15,879,003           $ 2,943,922

-------------------------
(1) Amounts reflect aggregate amounts to be received in respect of the conversion of Seagate common stock in connection with the merger but do not reflect the actual gain realized because the cost basis in such shares of Seagate common stock has not been deducted from amounts shown.

     Following the leveraged buyout and the merger, but without giving effect to the grant of additional stock options described in the following paragraph, it is expected that Messrs. Luczo, Watkins, Waite, Porter, Pope and Mulvaney will own, in the aggregate, shares of common stock in the entity which will hold Seagate's operating assets following the leveraged buyout, representing approximately 5.22% of that entity's outstanding common stock calculated on a fully-diluted basis, and stock options representing approximately 2.54% of the common stock of that entity calculated on a fully-diluted basis.

     Messrs. Luczo, Watkins, Waite, Porter, Pope, Mulvaney and some other executives of Seagate will be entitled to receive, promptly following the effective time of the merger, additional stock options to purchase equity in the entity which will hold Seagate's operating assets following the completion of the leveraged buyout. Each such additional stock option will have an exercise price equal to the fair market value of the shares. The additional options will become exercisable with respect to 25% of the shares on the first anniversary of the date of grant and with respect to 1/48 of the shares each month thereafter, subject to such executive's continued employment with Suez Acquisition Company or any of its consolidated subsidiaries.

     In considering the leveraged buyout and the merger, the Seagate board of directors took into account the fact that the executives mentioned above would receive equity interests in Seagate's operating assets in exchange for a portion of their equity interests in Seagate.

     Stock Option Payments

     The merger agreement provides that, except for the portion of the options rolled over by executives of Seagate, each holder of an outstanding option to purchase Seagate common stock will have their option fully vested and automatically exercised through a "net exercise" immediately prior to the effective time of the merger. Upon the automatic exercise, each optionee will receive the per share merger consideration received by the stockholders of Seagate for the shares the optionee receives from the "net exercise." The

"net exercise" does not require any payment to Seagate for the exercise price of the option or the tax withholding required upon exercise. Instead, Seagate and VERITAS will deduct from the total number of Seagate shares otherwise issuable to an optionholder in connection with the net exercise a number of shares derived by dividing the sum of the aggregate exercise price and tax withholding by the average closing price of a share of Seagate common stock for the five consecutive trading days ending two trading days immediately preceding the closing of the merger.

     The directors and executive officers of Seagate who own stock options in Seagate immediately prior to the merger will receive the consideration described above in the merger in exchange for all of their Seagate stock options other than those converted by certain executives of Seagate into stock options of the entity which will hold Seagate's operating assets, as described above. As of October 11, 2000, there were stock options outstanding to purchase an aggregate of 30.9 million shares of Seagate's common stock at a weighted average exercise price of $25.96 per share.

     The following table sets forth information with respect to the stock options held, as of October 11, 2000, by the directors and certain members of Seagate's senior management team who will participate in the ownership of the entity which will hold Seagate's operating assets, which will not be converted into stock options of that entity and for which consideration will be received in connection with the merger, and with respect to the proceeds expected to be received in respect of such stock options in connection with the merger. All of this information is estimated and subject to change prior to the closing of the leveraged buyout and the merger.

                                            SHARES UNDERLYING    VALUE OF CONSIDERATION
          NAME OF OPTION HOLDER                  OPTIONS          TO BE RECEIVED($)(1)
          ---------------------             -----------------    ----------------------
Officers:
Stephen J. Luczo (Director)...............      1,411,250             $65,148,850
William D. Watkins........................        734,384             $32,767,010
Donald L. Waite...........................        485,000             $22,040,319
Townsend H. Porter........................        420,000             $18,350,619
Charles C. Pope...........................        356,875             $15,879,003
Thomas F. Mulvaney........................        381,961             $16,380,540
Directors:
Lawrence Perlman..........................        298,742             $12,567,226
Gary B. Filler............................        238,359             $10,055,801
Kenneth E. Haughton.......................        104,574             $ 4,076,393
Robert A. Kleist..........................        104,574             $ 4,076,393
Laurel L. Wilkening.......................         98,991             $ 3,894,596
Thomas P. Stafford........................        100,608             $ 3,918,070

-------------------------
(1) Based upon (i) the closing share prices of VERITAS, Gadzoox Networks and Lernout & Hauspie on October 11, 2000, (ii) 241.1 million shares of Seagate common stock outstanding as of October 11, 2000, calculated on a pro forma basis assuming the net exercise of all outstanding stock options (other than certain stock options to be converted into stock options of the entity which will hold Seagate's operating assets) and rights under the Seagate employee stock purchase plan, (iii) the estimated cash balance of Seagate on October 11, 2000, and (iv) other transaction related items. Also does not give effect to the distribution of approximately $0.21 per share that will be paid to Seagate stockholders following court approval of the settlement of existing class action litigation and dismissal with prejudice of the underlying complaints in this litigation and related lawsuits pending in California.

     Director and Officer Indemnification and Insurance

     Under the terms of the stock purchase agreement, Suez Acquisition Company has agreed to fulfill (either directly or through one or more of the subsidiaries it acquires from Seagate) the indemnification obligations of Seagate and any of the foregoing subsidiaries of Seagate to their respective directors and officers under Seagate's charter documents and any indemnification agreements between Seagate or any of the foregoing subsidiaries of Seagate and their respective directors and officers. In addition, Suez Acquisition Company has agreed to include exculpation and indemnification clauses in its charter documents that are at least as favorable to the covered persons as the indemnification and exculpation clauses in Seagate's certificate of incorporation and bylaws as in effect on the date of the stock purchase agreement. Moreover, Suez Acquisition Company has agreed to use its best efforts to maintain the directors' and officers' liability insurance policies currently maintained by Seagate for a period of six years following the closing of the leveraged buyout, provided that Suez Acquisition Company will not be required to expend more than 150% of the annual premium currently paid for such policy in order to maintain the policy during this six year period.

     The merger agreement provides that VERITAS will fulfill and honor in all respects the obligations of Seagate under any indemnification agreements between Seagate and any of its directors and officers, as in effect prior to the date of the merger agreement, but only to the extent that the obligations under such indemnification agreements relate to approval and adoption of the merger. In addition, the merger agreement provides that, for a period of six years after the merger, VERITAS will cause Seagate to maintain the indemnification obligations, and the exculpation, expense advancement and elimination of liability provisions, contained in Seagate's certificate of incorporation and bylaws immediately prior to the merger to the extent that such provisions apply to the adoption and approval of the merger, and for a period of six years after the merger, VERITAS will not permit Seagate to amend, repeal or otherwise modify these provisions in a manner that adversely affects the rights of any directors, officers, employees or agents of Seagate, except as otherwise required by applicable law. The merger agreement further provides that VERITAS will use its commercially reasonable efforts to maintain in effect, for a period of six years following the merger, a policy of directors' and officers' liability insurance for the benefit of the directors and officers of Seagate who are currently covered under Seagate's directors' and officers' liability insurance on terms that are comparable to those of Seagate's current directors' and officers' insurance coverage.

     Special Director Compensation

     In connection with the leveraged buyout and the merger, in March of 2000 the board of directors of Seagate agreed to pay $100,000 to each of Messrs. Perlman and Filler, the Co-Chairmen of the Seagate board of directors, as compensation for their additional supervisory efforts in connection with the leveraged buyout and the merger. In addition, at a board meeting held on October 10, 2000, the Seagate board of directors agreed to pay an additional $75,000 to each of Messrs. Perlman and Filler, payable in three $25,000 monthly installments commencing in October 2000, for ongoing supervisory efforts in connection with the leveraged buyout and the merger. None of these payments are contingent upon the closing of the leveraged buyout or merger. In addition

Messrs. Perlman and Filler also receive a payment of $2,000 per week during the pendency of the leveraged buyout and the merger.

CONSIDERATION OF THE MERGER AND THE LEVERAGED BUYOUT BY VERITAS

  VERITAS' PURPOSES AND REASONS FOR THE MERGER

     VERITAS' principal purposes and reasons for the merger are as follows:

     - to increase the percentage ownership of VERITAS represented by each share of VERITAS common stock outstanding immediately prior to the effective time by effectively reducing the total number of outstanding shares of VERITAS common stock;

     - to increase liquidity of VERITAS common stock in the public trading market;

     - to eliminate the risk of downward pressure on VERITAS' stock price caused by Seagate Software's current ownership of approximately 31.7% of the outstanding shares of VERITAS common stock; and

     - to avoid the possibility that a competitor or potential competitor of VERITAS might seek to acquire Seagate and thereby acquire a 31.7% ownership stake in VERITAS.

     VERITAS seeks to achieve these purposes by merging an acquisition subsidiary established by it with and into Seagate. At the effective time of the merger, each share of Seagate common stock outstanding immediately prior to the effective time (other than shares to be canceled as described under "The Merger Agreement and the Merger -- Effects of the Merger" beginning on page 138 of this document) will be converted into the right to receive the merger consideration. As a result of the merger, Seagate will become a wholly owned subsidiary of VERITAS.

     Seagate Software, a wholly owned subsidiary of Seagate, currently holds 128,059,966 shares of VERITAS common stock. In the merger, VERITAS will indirectly acquire these 128,059,966 shares by acquiring Seagate and will issue 109,330,300 new shares of its common stock as part of the merger consideration in exchange for these 128,059,966 shares. The exact total number of new shares of VERITAS common stock to be issued in the merger, however, will depend on variables described under "The Merger Agreement and the Merger -- The Merger Consideration" beginning on page 140 of this document, and will not be determined until two days prior to the completion of the merger. Based on the closing price on October 11, 2000 of VERITAS common stock and the common stock of Gadzoox Networks and Lernout & Hauspie on the Nasdaq National Market, VERITAS would expect to issue approximately 111.505 million or 113.316 million new shares of its common stock, respectively, in the merger, assuming that VERITAS elected to reduce the cash payable in connection with the merger by $250 million or $500 million, respectively, and issue additional shares of VERITAS common stock in place of this cash. Thus, following the merger there will be fewer outstanding shares of VERITAS common stock held by public stockholders and, therefore, each share that is outstanding and held by public stockholders will represent a slightly higher percentage ownership of VERITAS. Similarly, the proportional voting power of each outstanding share of VERITAS common stock held by public stockholders will be slightly greater. Following the merger, the VERITAS shares held by Seagate Software will be held as treasury shares and will not be considered outstanding following the merger for quorum, voting and financial presentation purposes, including determining earnings per share.

     It is possible, though unlikely, that VERITAS could end up having to issue more than the 128,059,966 shares currently held by Seagate. However, this would only happen if the market prices of Seagate's investment securities rose significantly while the market price of VERITAS common stock fell significantly. Although VERITAS would have to offer more shares than anticipated in this unlikely circumstance, VERITAS would nonetheless own the appreciated investment securities that caused VERITAS to issue more shares.

     In order for the merger to qualify as a "reorganization" under Section 368(a) of the Internal Revenue Code, certain requirements must be satisfied. One of these requirements is that VERITAS acquire at least 80% of the Seagate common stock for VERITAS common stock. If the market price of VERITAS common stock falls significantly, it is possible that a decision by VERITAS not to elect to reduce the cash consideration payable in connection with the merger could result in the merger failing to satisfy this 80% requirement.

     The merger will eliminate the potential of downward pressure on VERITAS' stock price caused by having a single 31.7% stockholder. This risk of downward pressure on the price of a company's stock is caused by the possibility that one or more holders may sell a large number of shares at one time or within a short period of time. VERITAS believes it is possible that removing this risk caused by Seagate's large ownership position could have a positive effect on the price of VERITAS common stock in the public market.

     VERITAS also believes that the merger may enhance the liquidity of VERITAS common stock in the public trading market by increasing the number of beneficial owners of VERITAS common stock immediately after the merger as compared to the number immediately prior to the merger. In the merger, VERITAS will issue new shares of its common stock to all of the stockholders of Seagate entitled to receive the merger consideration. As of the record date for the Seagate special meeting, there were approximately 5,500 record holders of Seagate common stock representing approximately 107,000 beneficial owners. In addition, the VERITAS shares issued to Seagate stockholders (other than Seagate stockholders that are affiliates of Seagate or VERITAS) will be freely tradable, as compared to the VERITAS shares held by Seagate Software, which are subject to contractual resale restrictions as well as restrictions under applicable securities laws.

     VERITAS is proposing the merger at this time because the merger is part of a series of related transactions that include the leveraged buyout and the other transactions contemplated under the stock purchase agreement. VERITAS has no other reason for proposing the merger at this particular time (as opposed to any other time) and is not aware of any material development affecting the future value of the Seagate common stock that is not described in this document.

     VERITAS is not engaging in the leveraged buyout and did not participate in conceiving or structuring that transaction. The merger was structured in order to pass through to the Seagate stockholders the consideration paid by Suez Acquisition Company to Seagate in the leveraged buyout immediately prior to consummation of the merger without any economic interest in this consideration on the part of VERITAS. The provisions of the merger agreement preventing amendments to the stock purchase agreement without VERITAS' consent were negotiated by VERITAS in order to ensure that the terms of that agreement could not be altered in a manner that would effectively limit VERITAS' rights or increase VERITAS' obligations under the merger agreement.

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

  RECOMMENDATION OF THE BOARD OF DIRECTORS OF VERITAS

     On March 28, 2000, the VERITAS board of directors (other than Messrs. Luczo and Kerfoot, who did not participate in the deliberations) (1) unanimously determined that the terms of the merger agreement and the merger are advisable and in the best interests of the VERITAS stockholders, (2) unanimously approved the merger agreement and authorized the execution and delivery of the merger agreement by VERITAS, and (3) unanimously recommended that the stockholders of VERITAS approve the issuance of new shares of VERITAS common stock in connection with the merger.

     In reaching its determinations referred to above, the VERITAS board of directors considered the factors listed below. The following discussion of the factors considered by the VERITAS board of directors is not intended to be exhaustive but summarizes all material factors considered. The VERITAS board did not assign any relative or specific weights to the following factors, and individual members of the board may have given differing weights to differing factors and may have viewed certain factors more positively or negatively than others. Throughout its deliberations, the board received the advice of its financial and legal advisors, who are experienced in advising on transactions similar to the merger. The positive factors considered by the VERITAS board are as follows:

     - As described above, the merger will slightly increase the percentage ownership of VERITAS represented by each share of VERITAS common stock outstanding, as compared with such percentage immediately prior to the merger.

     - The merger may enhance the liquidity of VERITAS common stock in the public trading market by increasing the number of beneficial owners of VERITAS common stock immediately after the merger as compared to the number immediately prior to the merger. Also, the VERITAS shares issued to Seagate stockholders (other than Seagate stockholders that are affiliates of Seagate or VERITAS) will be freely tradable, as compared to the VERITAS shares held by Seagate Software, which are subject to contractual resale restrictions as well as restrictions under applicable securities laws.

     - The merger will eliminate potential downward pressure on VERITAS' stock price caused by Seagate Software's approximately 31.7% ownership of VERITAS' outstanding common stock.

     - If the leveraged buyout and the merger are not consummated, there is a risk that a competitor or potential competitor of VERITAS might subsequently seek to acquire Seagate and thereby acquire a 31.7% ownership stake in VERITAS.

     - Under the terms of the merger, VERITAS has the option of issuing additional shares of VERITAS common stock, in lieu of distributing $250 million or $500 million of cash to Seagate's stockholders in the merger.

     - In the merger, VERITAS is indirectly acquiring securities of Gadzoox Networks and Lernout & Hauspie (except to the extent that Seagate sells all or a portion of these shares prior to the effective time of the merger). The values assigned to these shares in the merger agreement represent a substantial discount from the current market prices of these securities. The discounts reflect both the expected capital gains taxes that will be owed on the sale of these shares and the discount to current market price likely to be incurred if VERITAS sells such shares (since they represent substantial percentages of the respective outstanding shares of their respective companies and are subject to restrictions on resale under applicable securities laws and, in some instances, contractual resale restrictions). VERITAS ultimately may be able to sell these shares for a higher price than the prices determined under the merger agreement, although there can be no assurance that VERITAS will be able to do so, or that VERITAS will be able to sell these shares for as much as the prices determined under the merger agreement.

     - Credit Suisse First Boston, VERITAS' financial advisor, delivered its opinion orally on March 28, 2000, and subsequently in writing as of March 29, 2000, to the effect that, as of such date, and subject to the matters stated in the opinion, the exchange ratio for the stock portion of the merger consideration was fair to VERITAS, from a financial point of view.

     - Because Suez Acquisition Company is backed by prominent venture capital firms and has received written financing commitments with respect to the leveraged buyout, as described in "The Stock Purchase Agreement and the Leveraged Buyout -- Financing of the Purchase Price," it appears reasonably likely that the leveraged buyout, which is a condition to the merger, can be completed.

     - The VERITAS board of directors and its financial advisor conducted arm's length negotiations with Seagate and Suez Acquisition Company and their respective financial advisors regarding the terms of the merger and the merger consideration, and the board believes that the terms of the merger consideration are as favorable to VERITAS as could reasonably be attained under the circumstances. (Messrs. Luczo and Kerfoot did not participate in these negotiations on behalf of VERITAS.)

     - Suez Acquisition Company and its subsidiaries have agreed to indemnify VERITAS and Seagate and their subsidiaries for substantially all liabilities relating to or arising from the operation of Seagate's operating businesses prior to the merger, as well as substantially all liabilities arising from Suez Acquisition Company's operation of these businesses from and after the merger.

     The VERITAS board also identified and considered a number of potentially negative factors in its deliberations concerning the merger, including the following:

     - the fact that Suez Acquisition Company will be highly leveraged and could become unable to satisfy its indemnity obligations under the indemnification agreement;

     - the possibility that the merger may not be consummated because of a failure by Seagate to obtain the requisite vote of its stockholders in favor of the leveraged buyout and the merger;

     - the possibility that lawsuits, including securities class actions lawsuits, would be filed seeking to enjoin the leveraged buyout and the merger; and

     - the possibility that the merger may not be consummated, even if approved by VERITAS' and Seagate's stockholders.

     The board of directors of VERITAS concluded, however, that on balance the potential benefits of the merger to VERITAS and its stockholders outweighed the risks associated with the merger.

     On August 18, 2000, the VERITAS board of directors (other than Messrs. Luczo and Kerfoot, who did not participate in the deliberations) determined that the amendments to the merger agreement contained in the amendment agreement were appropriate and in the

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

best interests of the VERITAS stockholders and that such amendments did not affect in any material respect the considerations described above.

  FAIRNESS OF THE MERGER AND THE LEVERAGED BUYOUT TO SEAGATE STOCKHOLDERS

     Because Seagate currently owns approximately 31.7% of the outstanding shares of VERITAS' common stock and because two executive officers of Seagate are members of VERITAS' board of directors, VERITAS may be deemed to be an affiliate of Seagate for purposes of Rule 13e-3 under the Securities Exchange Act of 1934. As a result, VERITAS may be required, under Rule 13e-3, to state whether it reasonably believes that the merger, by itself, and the merger and the leveraged buyout, as a combined transaction, are fair to unaffiliated stockholders of Seagate (i.e., the holders of Seagate common stock other than directors and executive officers of Seagate).

     VERITAS AND THE BOARD OF DIRECTORS OF VERITAS ARE MAKING THE STATEMENTS INCLUDED IN THIS SUB-SECTION SOLELY FOR THE PURPOSES OF COMPLYING WITH THE REQUIREMENTS OF RULE 13e-3 AND RELATED RULES UNDER THE EXCHANGE ACT. VERITAS AND THE BOARD OF DIRECTORS OF VERITAS HEREBY EXPRESSLY DISCLAIM ANY FIDUCIARY RELATIONSHIP OR OBLIGATION TO THE STOCKHOLDERS OF SEAGATE (OTHER THAN OBLIGATIONS UNDER THE SECURITIES ACT OF 1933 AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER IN CONNECTION WITH THE OFFER AND SALE OF VERITAS COMMON STOCK IN CONNECTION WITH THE MERGER).

     The board of directors of VERITAS (other than Messrs. Luczo and Kerfoot, who did not participate in the deliberations) has concluded that the merger, by itself (including the merger consideration, which will be determined as described in "The Merger Agreement and the Merger -- The Merger Consideration" beginning on page 140 of this document), and the merger and the leveraged buyout, as a combined transaction, are fair to unaffiliated Seagate stockholders. The VERITAS board's conclusion is based on the following factors:

     - the fact that members of the Seagate board of directors, with the exception of Mr. Luczo, who did not participate in the negotiations or deliberations on behalf of Seagate, consisted solely of directors unaffiliated with Suez Acquisition Company, VERITAS or the members of Seagate's senior management team who will participate in the ownership of Suez Acquisition Company;

     - the fact that the Seagate board of directors retained and was advised by legal counsel experienced in advising on transactions similar to the leveraged buyout and the merger;

     - the fact that the Seagate board of directors retained and was advised by Morgan Stanley & Co. as its financial advisor to assist it in evaluating the leveraged buyout and the merger;

     - the fact that the Seagate board of directors has stated that it engaged in numerous and lengthy deliberations to evaluate the leveraged buyout and the merger, alternatives to the leveraged buyout and the merger, and engaged in a lengthy negotiating process that resulted in the terms of the merger and leveraged buyout, as described above in "-- Background of the Leveraged Buyout and the Merger" beginning on page 70 of this document;

     - the fact that the leveraged buyout and the merger, and the terms of the stock purchase agreement and the merger agreement, were unanimously approved and recommended by the Seagate board of directors (other than Mr. Luczo, who did not participate in these deliberations);

     - the fact that both the stock purchase agreement and the merger agreement are subject to the approval of the holders of at least a majority of Seagate's outstanding common stock, Seagate stockholders will have dissenters rights in the merger and that the senior members of Seagate's management team (consisting of officers at or above the level of senior vice president) who will participate in the ownership of Suez Acquisition Company own, collectively, less than one percent of Seagate's outstanding common stock and therefore cannot exercise voting power sufficient to cause approval of the transactions;

     - the fact that under both the stock purchase agreement and the merger agreement the Seagate board of directors is permitted to negotiate with third parties who submit business transaction proposals which are superior to those contemplated under the relevant agreement and, if the Seagate board of directors so determines, to terminate that agreement, upon payment of a termination fee, in order to enter into a more favorable transaction;

     - the fact that Seagate is not required to complete the leveraged buyout unless the merger closes at the same time as the leveraged buyout, and vice versa;

     - the fact that the Seagate board of directors has stated its belief that the leveraged buyout and the merger would receive wide publicity and accordingly any third party able and willing to make a superior proposal would be aware of the transactions, and that this publicity, when considered with the fact that the Seagate board of directors could terminate the relevant agreement, upon payment of a termination fee, in order to accept a superior business transaction proposal, does not unduly restrict the ability of the Seagate board of directors to respond to any such proposal;

     - the fact that the process undertaken by the Seagate board of directors resulted in receipt of an opinion of Morgan Stanley & Co. on March 29, 2000, which opinion was updated and reissued on August 29, 2000, to the effect that the merger consideration to be received by holders of Seagate common stock in the merger (which includes, among other things, net amounts received by Seagate in the leveraged buyout) was fair to the stockholders of Seagate from a financial point of view to those holders; and

     - the fact that the price and terms and conditions of the stock purchase agreement and the merger agreement were the result of arm's-length negotiations between the Seagate board of directors, Suez Acquisition Company and VERITAS and their respective financial advisors.

     VERITAS has not assigned any relative or specific weights to these factors. However, VERITAS believes that each of the factors is material to its determination that the transactions are fair, and has characterized each of the factors as positive.

     VERITAS also has considered the fact that the leveraged buyout, the stock purchase agreement, the merger and the merger agreement are not conditioned on the approval of a majority of the unaffiliated Seagate stockholders, and that some of Seagate's directors and officers have entered into employment agreements with Suez Acquisition Company and have other interests that are different from, or in addition to, the interests of the unaffiliated Seagate stockholders, as described under "-- Consideration of the Leveraged Buyout and the Merger by Seagate -- Interests of Directors and Other Executive Officers of Seagate in the Leveraged Buyout and the Merger" beginning on page 97 of this document. While the approval of a majority of the Seagate common stock held by unaffiliated Seagate stockholders may have served as an indication of the views of such unaffiliated stockholders as to the fairness of the transactions, Seagate, Suez Acquisition Company and VERITAS did not structure the leveraged buyout or the merger to require the approval of a majority of the Seagate common stock held by the unaffiliated Seagate stockholders because such approvals are not required under applicable Delaware law. VERITAS believes that the fairness of the transactions was established by the factors set forth above.

  OPINION OF VERITAS' FINANCIAL ADVISOR

     On March 28, 2000, Credit Suisse First Boston rendered its oral opinion, which it subsequently confirmed in writing as of March 29, 2000, that, as of that date, based upon and subject to the various considerations set forth in the Credit Suisse First Boston opinion, the exchange ratio for the stock portion of the merger consideration was fair to VERITAS from a financial point of view. The merger consideration was determined through negotiations between the managements of VERITAS and the Seagate board of directors. Credit Suisse First Boston did not recommend that any specific merger consideration constituted the appropriate consideration for the merger.

     The full text of the Credit Suisse First Boston opinion sets forth, among other things, assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Credit Suisse First Boston in rendering its opinion. The full text of the opinion is attached as Annex H to this document and is incorporated by reference in its entirety. VERITAS stockholders are urged to, and should, read the Credit Suisse First Boston opinion carefully and in its entirety. The Credit Suisse First Boston opinion addresses only the fairness of the stock portion exchange ratio to VERITAS from a financial point of view as of the date of the Credit Suisse First Boston opinion, and does not constitute a recommendation to any stockholder as to how such stockholder should vote at the VERITAS special meeting. The summary of the Credit Suisse First Boston opinion in this document is qualified by reference to the full text of the Credit Suisse First Boston opinion.

     In arriving at its opinion, Credit Suisse First Boston reviewed certain publicly available business and financial information relating to VERITAS and Seagate, as well as the merger agreement and the stock purchase agreement. Credit Suisse First Boston also reviewed certain other information provided to it or discussed with it by VERITAS, and met with Suez Acquisition Company and the management of VERITAS and advisors to VERITAS and Suez Acquisition Company to discuss the business and prospects of VERITAS and Seagate. Credit Suisse First Boston also considered certain financial and stock market data of VERITAS and Seagate, and Credit Suisse First Boston considered the pro forma effect of the merger on VERITAS. Credit Suisse First Boston also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which it deemed relevant.

     In connection with its review, Credit Suisse First Boston did not assume any responsibility for independent verification of any of the foregoing information and relied on its being complete and accurate in all material respects. With respect to financial forecasts for Seagate and VERITAS, Credit Suisse First Boston reviewed and discussed with the management of VERITAS publicly available financial forecasts relating to Seagate and VERITAS and assumed that such forecasts represent reasonable estimates and judgments as to the future financial performance of Seagate and VERITAS, respectively. VERITAS also informed Credit Suisse First Boston of its belief that the merger should, and Credit Suisse First Boston assumed that the merger would, be treated as a tax-free reorganization for federal income tax purposes. In addition, Credit Suisse First Boston did not make an independent evaluation or appraisal of the assets or liabilities (absolute, accrued, contingent or otherwise) of Seagate, nor was Credit Suisse First Boston furnished with any such evaluations or appraisals. The Credit Suisse First Boston opinion is necessarily based upon financial, economic, market and other conditions as they existed and could be evaluated on the date of the Credit Suisse First Boston opinion. Credit Suisse First Boston did not express any opinion as to what the value of the VERITAS common stock actually will be when issued to Seagate's stockholders pursuant to the merger or the prices at which shares of VERITAS common stock will trade subsequent to the merger.

     In preparing the Credit Suisse First Boston opinion, Credit Suisse First Boston performed a variety of financial and comparative analyses. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Credit Suisse First Boston believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create a misleading view of the processes underlying the Credit Suisse First Boston opinion. In addition, Credit Suisse First Boston may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuation resulting from any particular analysis described below should not be taken to be Credit Suisse First Boston's view of the actual value of VERITAS or Seagate. In performing its analyses, Credit Suisse First Boston made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of VERITAS or Seagate. The analyses performed by Credit Suisse First Boston are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses or assets do not purport to be appraisals or to necessarily reflect the prices at which businesses or assets may actually be sold. The analyses performed were prepared solely as part of Credit Suisse First Boston's analysis of the fairness of the stock portion exchange ratio to VERITAS from a financial point of view and were provided to the VERITAS board of directors in connection with the delivery of the Credit Suisse First Boston opinion.

     The following is a summary of the material financial analyses performed by Credit Suisse First Boston in connection with the preparation of its opinion, and reviewed with the VERITAS board of directors at several meetings of the VERITAS board of directors culminating in a meeting held on March 28, 2000. Certain of the summaries of those financial analyses include information presented in tabular format. In order to understand fully the material financial analyses used by Credit Suisse First Boston, the tables should be read together with the text of each summary. The tables alone do not constitute a complete description of the material financial analyses.

     Historical Stock Price Analysis

     Credit Suisse First Boston analyzed the prices at which Seagate common stock and VERITAS common stock traded from September 1, 1999 through March 22, 2000. Credit Suisse First Boston noted that VERITAS common stock had appreciated from $27.44 a share on September 1, 1999 to $162.25 a share on March 22, 2000. Credit Suisse First Boston also noted that Seagate common stock had appreciated (albeit to a lesser degree than VERITAS common stock) over the same period.

     Consideration Analysis

     Credit Suisse First Boston analyzed the aggregate number of shares of VERITAS common stock that would be issued by VERITAS in the merger, based upon certain assumptions including (i) the closing prices of VERITAS, Gadzoox Networks, SanDisk Corporation and CVC, Inc. (which were subsequently converted into shares of Veeco Instruments) common stock as of March 22, 2000, (ii) the value of the Dragon Systems common stock (which was subsequently converted into common stock of Lernout & Hauspie) and (iii) the amount of Seagate's cash retained by VERITAS in connection with the merger between Seagate and VERITAS. The following table summarizes the results of this analysis:

VERITAS shares attributable to VERITAS shares held by
  Seagate
VERITAS shares assumed held by Seagate at closing...........     128,059,966
Multiplied by 0.853743......................................        0.853743
Illustrative VERITAS shares issued..........................     109,330,300
VERITAS shares attributable to Seagate's other equity
  holdings
Estimated aggregate after-tax discounted market value.......  $431.4 million
Divided by assumed VERITAS share price at closing...........  $       162.25(1)
Illustrative VERITAS shares issued..........................       2,658,985
VERITAS shares attributable to the reduction by VERITAS of
  the cash component of the consideration payable in the
  merger(2)
Cash reduction..............................................  $  500 million
Divided by assumed VERITAS share price ten days prior to
  Seagate stockholder vote..................................  $       162.25(1)
Illustrative VERITAS shares issued..........................       3,081,664
  Total illustrative VERITAS shares issued..................     115,070,949

-------------------------
(1) Closing price on March 22, 2000.

(2) Represents the reduction by VERITAS of the cash component of the consideration payable in the merger subsequent to the consummation of the leveraged buyout.

     Based on the above, Credit Suisse First Boston noted that VERITAS would be issuing in the merger approximately 10.1% fewer shares of VERITAS common stock than the number of shares of VERITAS common stock held by Seagate as of March 22, 2000 while retaining $500 million in cash and a portfolio of other securities.

     Value Recapture Analysis

     Credit Suisse First Boston noted that the merger would permit VERITAS to "recapture" value. The value recapture would be attributable to the difference between the value of the VERITAS shares to be issued in the merger and the value of the securities and cash to be held by Seagate at the time of the merger.

     The total value to be recaptured was calculated as the difference between the value of the number of shares of VERITAS common stock to be issued in the merger and the sum of the value of the VERITAS common stock assumed to be held by Seagate at the time of the merger, the assumed after-tax value at closing, not accounting for any liquidity discounts, of Seagate's equity holdings in Gadzoox Networks, SanDisk Corporation, CVC,

Inc. (which was subsequently converted into stock of Veeco Instruments) and Dragon Systems (which was subsequently converted into stock of Lernout & Hauspie) and the amount of cash to be retained by VERITAS in the merger. Based upon the closing prices on March 22, 2000 plus an assumed value for Seagate's equity holdings in Dragon Systems:

     - the difference in the value of the illustrative 115,070,949 VERITAS shares to be issued in the merger and the value of the 128,059,966 VERITAS shares held by Seagate would be approximately $2,107 million;

     - the after-tax market value of Seagate's equity holdings in Gadzoox Networks, SanDisk Corporation, CVC, Inc. (which was subsequently converted into stock of Veeco Instruments) and Dragon Systems (which was subsequently converted into stock of Lernout & Hauspie), not accounting for any liquidity discounts, would be approximately $591 million; and

     - assuming that Seagate retains $500 million in cash at closing of the merger, the total value to be recaptured by VERITAS in the merger would be approximately $3,198 million.

     Credit Suisse First Boston analyzed the sensitivity of the total value to be recaptured by VERITAS in the merger to changes in the assumed stock prices for VERITAS and various assumed values for the stock of Gadzoox Networks, SanDisk Corporation, CVC, Inc. (which was subsequently converted into stock of Veeco Instruments) and Dragon Systems (which was subsequently converted into stock of Lernout & Hauspie).

     The following table sets forth the amount of the total value to recaptured by VERITAS in the merger (in millions) for three different prices of VERITAS common stock (reflected in the three columns in the table below captioned $120, $162.25 -- the closing trading price on March 22, 2000, and $200) and for five different aggregate discounted values for Seagate's equity holdings in Gadzoox Networks, SanDisk Corporation, CVC, Inc. (which was subsequently converted into stock of Veeco Instruments) and Dragon Systems (which was subsequently converted into stock of Lernout & Hauspie) (reflected in the five rows in the table below captioned $250, $300, $431.4 -- the aggregate discounted value based on the closing prices on March 22, 2000, $500 and $600).

                                                          ASSUMED VERITAS
               ASSUMED DISCOUNTED                           SHARE PRICE
               AFTER-TAX VALUE OF                  ------------------------------
                 EQUITY HOLDINGS                    $120     $162.25(1)     $200
               ------------------                  ------    ----------    ------
$250.............................................  $2,334      $3,125      $3,832
$300.............................................  $2,354      $3,145      $3,852
$431.4(2)........................................  $2,407      $3,198      $3,905
$500.............................................  $2,434      $3,226      $3,933
$600.............................................  $2,474      $3,266      $3,973

-------------------------
(1) Closing price of VERITAS common stock on March 22, 2000.

(2) Based on closing share prices of Gadzoox Networks, SanDisk Corporation and CVC, Inc. (which was subsequently converted into shares of Veeco Instruments) on March 22, 2000 and other assumptions.

     The foregoing table shows that over such ranges of VERITAS share prices and values for Seagate's other equity holdings the total value to be recaptured by VERITAS in the merger would range from approximately $2,334 million to approximately $3,973 million.

     The foregoing analysis calculates the values that VERITAS would realize if VERITAS common stock and Seagate's other equity holdings had the values used in the foregoing table. The foregoing analysis does not purport to constitute an opinion as to the value of any of such securities or as to the price at which any of such securities may be traded in the future or as to any amount of value that VERITAS actually may realize from the merger.

     Pro Forma Merger Analysis

     Credit Suisse First Boston analyzed certain pro forma effects of the merger, including, among other things, the impact of the merger on the estimated revenues per share and earnings per share for VERITAS for the second half of calendar year 2000 and for calendar year 2001. For purposes of this analysis, Credit Suisse First Boston used the following publicly available estimates of its research analyst for the future financial performance of VERITAS:

                                             SECOND HALF OF
                                           CALENDAR YEAR 2000      CALENDAR YEAR 2001
                                           ------------------      ------------------
Revenues.................................   $575.4 million         $1,498.5 million
Weighted average shares outstanding......   455.6 million            475.9 million
Earnings per share.......................       $0.26                    $0.64

     Using this information and assuming that approximately 13.0 million shares of VERITAS common stock will be retired in the merger and other assumptions, Credit Suisse First Boston calculated the resulting accretion/(dilution) to VERITAS' revenues per share and earnings per share for the second half of calendar year 2000 and calendar year 2001, as set forth in the following table:

                                                       ACCRETION/(DILUTION)
                                             ----------------------------------------
                                               SECOND HALF OF
                                             CALENDAR YEAR 2000    CALENDAR YEAR 2001
                                             ------------------    ------------------
Revenues per share.........................          2.9%                 2.8%
Earnings per share.........................         16.7%                13.5%

     As noted above, for purposes of this analysis, Credit Suisse First Boston used publicly available estimates of a research analyst for projections of the future financial performance of VERITAS. VERITAS's management did not prepare these projections and it has not otherwise endorsed or confirmed these projections. VERITAS does not as a matter of course publicly disclose projections as to future revenues or earnings. VERITAS stockholders are cautioned not to rely on these projections.

     As described above, Credit Suisse First Boston's opinion and presentation to the VERITAS board of directors was one of many factors taken into consideration by the VERITAS board of directors in making its determination to recommend the merger agreement and the transactions contemplated thereby. Consequently, the analyses described above should not be viewed as determinative of the opinion of the VERITAS board of directors or the management of VERITAS with respect to the value of the assets to be acquired through a merger with Seagate or whether the VERITAS board of directors would have been willing to agree to a different stock portion exchange ratio.

     The VERITAS board of directors retained Credit Suisse First Boston to act as its financial advisor in connection with the merger. Credit Suisse First Boston was selected by the VERITAS board of directors based on Credit Suisse First Boston's qualifications,

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

expertise and reputation, as well as its investment banking relationship and familiarity with VERITAS. Credit Suisse First Boston is an internationally recognized investment banking and advisory firm. Credit Suisse First Boston, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the past, Credit Suisse First Boston has performed certain investment banking services for VERITAS and has received customary fees for such services. During the past two years, Credit Suisse First Boston and its affiliates have received an aggregate of approximately $2 million in fees for such services. In the ordinary course of its business, Credit Suisse First Boston and its affiliates may actively trade the debt and equity securities of VERITAS and Seagate for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Credit Suisse First Boston and certain of its affiliates and their officers and employees have established investment funds that have committed to invest (i) an aggregate of $20 million to acquire beneficial ownership of limited partnership interests in Silver Lake Partners, which is a limited partnership that has commitments from third party investors to invest up to $2.3 billion in Silver Lake Partners, and (ii) an aggregate of $10 million to acquire beneficial ownership of limited partnership interests in Texas Pacific Group, which is a limited partnership that has commitments from third party investors to invest in Texas Pacific Group. These commitments were made substantially before Credit Suisse First Boston began advising VERITAS regarding the transactions described herein.

     Pursuant to an engagement letter dated March 21, 2000, VERITAS engaged Credit Suisse First Boston to provide financial advisory services to VERITAS in connection with the merger, including, among other things, rendering its opinion and making the presentation referred to above. Pursuant to the terms of the engagement letter, VERITAS has agreed to pay Credit Suisse First Boston a fee of $5 million upon the rendering of Credit Suisse First Boston's opinion to VERITAS' board of directors and a fee of $25 million upon consummation of the merger, against which the opinion fee, to the extent paid, will be credited. In addition, VERITAS has agreed to reimburse Credit Suisse First Boston for its out-of-pocket expenses, including attorney's fees, incurred in connection with its engagement and to indemnify Credit Suisse First Boston and certain related persons against certain liabilities and expenses arising out of or in conjunction with its rendering of services under its engagement, including liabilities arising under the federal securities laws.

  INTERESTS OF DIRECTORS OF VERITAS IN THE MERGER

     In considering the recommendation of the board of directors of VERITAS to VERITAS stockholders with respect to the share issuance, and its determination that the merger agreement and the merger are fair to unaffiliated Seagate stockholders, VERITAS stockholders and Seagate stockholders should be aware of some inherent conflicts of interest, including those referred to below, that give rise to divided interests in considering these matters. The board of directors of VERITAS was aware of these actual and potential conflicts of interest when it approved the merger agreement, the merger and the share issuance.

     Seagate Software currently owns approximately 31.7% of the outstanding shares of the outstanding common stock of VERITAS. Two members of the VERITAS board of directors, Stephen Luczo and Gregory Kerfoot, are executive officers of Seagate and Seagate Software, respectively. Mr. Luczo also is a director of Seagate and a member of Seagate's senior management team who will participate in the ownership of Suez Acquisition Company. Messrs. Luczo and Kerfoot did not participate in VERITAS'

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

substantive discussions or consideration of the merger agreement and the merger or the issuance of new shares of VERITAS common stock in connection with the merger.

  EFFECT OF THE MERGER ON VERITAS

     Following consummation of the merger, VERITAS presently expects to continue its operations and businesses substantially as they are currently conducted.

  PLANS RELATING TO SEAGATE AFTER THE MERGER

     VERITAS has no present plans or proposals relating to Seagate after the merger that would result in an extraordinary corporate transaction involving Seagate or Seagate Software, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of their respective assets, or involving any material change in the corporate structure of Seagate or Seagate Software. However, VERITAS will continue to evaluate the assets of Seagate and Seagate Software after the merger from time to time, and may propose or develop new plans and proposals regarding Seagate, Seagate Software or their respective assets which VERITAS considers to be in the best interests of VERITAS and its stockholders. VERITAS presently plans to cause Seagate Software to continue to hold after the merger the 128,059,966 shares of VERITAS common stock Seagate Software currently holds. These shares will be classified as treasury shares and will have no voting rights. VERITAS has no present plans to cause Seagate to sell its shares of Gadzoox Networks or Lernout & Hauspie.

CONSIDERATION OF THE LEVERAGED BUYOUT AND THE MERGER BY SUEZ ACQUISITION COMPANY

  PURPOSE OF THE LEVERAGED BUYOUT

     Suez Acquisition Company's purpose for the leveraged buyout is to acquire control of Seagate's operating assets. Because Suez Acquisition Company is participating in the leveraged buyout with certain directors and executive officers of Seagate, Suez Acquisition Company may be deemed to be an affiliate of Seagate for purposes of Rule 13e-3 under the Exchange Act. As a result, Suez Acquisition Company may be required, under Rule 13e-3, to state whether it reasonably believes that the leveraged buyout and the merger as a combined transaction, the leveraged buyout by itself, and the merger by itself, are fair to unaffiliated stockholders of Seagate (i.e., the holders of Seagate common stock other than directors and executive officers of Seagate). The following statements as to Suez Acquisition Company's belief as to the fairness of the leveraged buyout and the merger as a combined transaction, the leveraged buyout by itself, and the merger by itself, to unaffiliated stockholders of Seagate are solely for the purposes of compliance with Rule 13e-3 and related rules under the Exchange Act. SUEZ ACQUISITION COMPANY HEREBY EXPRESSLY DISCLAIMS ANY FIDUCIARY RELATIONSHIP OR OBLIGATION TO THE STOCKHOLDERS OF SEAGATE.

  FAIRNESS OF THE LEVERAGED BUYOUT AND THE MERGER TO SEAGATE STOCKHOLDERS

     For the following reasons, Suez Acquisition Company believes that the leveraged buyout and the merger as a combined transaction, the leveraged buyout by itself, and the merger by itself, are fair to unaffiliated Seagate stockholders:

     - the leveraged buyout and the merger and alternatives to the leveraged buyout and the merger were considered and approved by only those members of the board of directors of Seagate who are unaffiliated with Suez Acquisition Company and VERITAS;

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

     - the board of directors of Seagate retained and was advised by its legal counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation, and its financial advisor, Morgan Stanley & Co., Inc. in considering the leveraged buyout and the merger and alternatives to the leveraged buyout and the merger;

     - the terms of the stock purchase agreement and the merger agreement were the result of arm's-length negotiations among members of the board of directors of Seagate unaffiliated with Suez Acquisition Company and VERITAS, Suez Acquisition Company, VERITAS and their respective financial and legal advisors;

     - the members of the board of directors of Seagate unaffiliated with Suez Acquisition Company and VERITAS unanimously approved and recommended the leveraged buyout and the merger and the terms of the stock purchase agreement and the merger agreement;

     - the fact that both the stock purchase agreement and the merger agreement are subject to the approval of the holders of at least a majority of Seagate's outstanding common stock, Seagate stockholders will have dissenters rights in the merger and that the senior members of Seagate's management team (consisting of officers at or above the level of senior vice president) who will participate in the ownership of Suez Acquisition Company own, collectively, less than one percent of Seagate's outstanding common stock and therefore cannot exercise voting power sufficient to cause approval of the transactions;

     - the fact that under both the stock purchase agreement and the merger agreement the Seagate board of directors is permitted to negotiate with third parties who submit business transaction proposals which are superior to those contemplated under the relevant agreement and, if the Seagate board of directors so determines, to terminate that agreement, upon payment of a termination fee, in order to enter into a more favorable transaction;

     - the fact that the Seagate board of directors has stated that it engaged in numerous and lengthy deliberations to evaluate the leveraged buyout and the merger, considered alternatives to the leveraged buyout and the merger, and engaged in a lengthy negotiating process that resulted in the terms of the leveraged buyout and the merger, as described above in "-- Background of the Leveraged Buyout and the Merger" beginning on page 70 of this document;

     - the fact that the Seagate board of directors has stated its belief that the leveraged buyout and the merger would receive wide publicity and accordingly any third party able and willing to make a superior proposal would be aware of the transactions, and that this publicity, when considered with the fact that the Seagate board of directors could terminate the relevant agreement, upon payment of a termination fee, in order to accept a superior business transaction proposal, does not unduly restrict the ability of the Seagate board of directors to respond to any such proposal;

     - the fact that Seagate is not required to complete the leveraged buyout unless the merger closes at the same time as the leveraged buyout, and vice versa;

     - the fact that the process undertaken by the Seagate board of directors resulted in receipt of an opinion of Morgan Stanley & Co. on March 29, 2000, which opinion was updated and reissued on August 29, 2000, to the effect that the merger consideration to be received by holders of Seagate common stock in the merger (which includes, among other things, net amounts received by Seagate in the

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

       leveraged buyout) was fair to the stockholders of Seagate from a financial point of view to those holders; and

     - the fact that, although in connection with the preparation and delivery of its opinions described above, Morgan Stanley performed some alternative financial analyses of Seagate's operating assets, resulting in valuation ranges in excess of the price being paid in the leveraged buyout by Suez Acquisition Company for those operating assets, the leveraged buyout enables the overall merger transaction to occur.

     Suez Acquisition Company has not assigned any relative or specific weights to the factors described above. Suez Acquisition Company has not received any report, opinion or appraisal from any outside party that is related to the leveraged buyout or the merger.

CONSIDERATION OF THE LEVERAGED BUYOUT AND THE MERGER BY MR. LUCZO

     Because Mr. Luczo is a director of each of Seagate and VERITAS and is obtaining an equity interest in Suez Acquisition Company, Mr. Luczo may be deemed to be an affiliate of Seagate for purposes of Rule 13e-3 under the Securities Exchange Act of 1934. As a result, Mr. Luczo is required under Rule 13e-3, to state whether he reasonably believes that the transactions are fair to the unaffiliated Seagate stockholders.

     As stated above, Mr. Luczo has interests in the leveraged buyout and the merger that are different from, or in addition to, the interests of Seagate's stockholders generally and which may create potential conflicts of interest. Accordingly, Mr. Luczo did not participate in any deliberations of the board of directors of Seagate or VERITAS regarding the leveraged buyout and the merger, and did not participate in the negotiation of the leveraged buyout with Suez Acquisition Company. Nonetheless, for the same reasons relied upon by Suez Acquisition Company in expressing its opinion on fairness, as described above, which reasons Mr. Luczo expressly adopts, Mr. Luczo also believes that the merger and the leveraged buyout as a combined transaction, the leveraged buyout by itself, and the merger by itself, are fair to unaffiliated Seagate stockholders.

     Mr. Luczo has not assigned any relative or specific weights to the factors described above. Mr. Luczo has not received any report, opinion or appraisal from any outside party that is related to the leveraged buyout or the merger that is not included in this document.

SUMMARY SEAGATE FINANCIAL PROJECTIONS

     In connection with analyzing available strategic alternatives, Seagate prepared two sets of non-public financial projections for possible distribution to interested third parties. These projections, the material portions of which are stated below, were provided to Suez Acquisition Company in connection with the discussions and negotiations between Seagate and Suez Acquisition Company described in this document. The following projections do not give effect to the leveraged buyout or the financing of the leveraged buyout.

     Seagate does not as a matter of course publicly disclose projections as to future revenues or earnings. The projections provided to Suez Acquisition Company were not prepared with a view to public disclosure and are included in this document only because such information was made available to Suez Acquisition Company. These projections were based on a variety of assumptions, including Seagate's ability to achieve strategic goals, objectives and targets over applicable periods. These assumptions involve judgments with respect to future economic, competitive and regulatory conditions, financial market conditions and future business decisions, all of which are difficult or impossible to predict

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

and many of which are beyond Seagate's control or, after the leveraged buyout, Suez Acquisition Company's control. The projections provided to Suez Acquisition Company and set forth below were not prepared with a view to compliance with the published guidelines of the Securities and Exchange Commission regarding projections, and were not prepared in accordance with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial projections. In addition, the projections provided to Suez Acquisition Company and set forth below were not reviewed by an independent public accounting firm. Suez Acquisition Company did not rely on the projections and Seagate stockholders are cautioned not to rely on them either.

     The projections provided to Suez Acquisition Company and set forth below constitute forward looking statements which reflect numerous assumptions made by Seagate's management, particularly with respect to Seagate's software, SAN/NAS (XIOtech) and consumer businesses, which are still under development. In addition, factors such as industry performance, market acceptance of new products, changes in customer preferences, general business, economic, regulatory, market and financial conditions, all of which are difficult to predict, may cause the projections provided to Suez Acquisition Company and set forth below or the underlying assumptions to such projections to be inaccurate. Accordingly, there can be no assurance that these projections will be realized, and actual results may be materially greater or less than those contained in these projections. See "Summary -- Cautionary Statement Regarding Forward Looking Statements Contained in this Document" on page 36 of this document.

     Seagate does not intend to update or otherwise revise the following projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the following projections are shown to be in error.

     Under one scenario, Seagate projects that the revenues, gross profit and EBITA of Seagate's operating businesses for its fiscal years ended June 29, 2001 - 2008 will be as follows:

                                                          FISCAL YEARS
                       -----------------------------------------------------------------------------------
                         2001      2002      2003       2004       2005       2006       2007       2008
                       --------   -------   -------   --------   --------   --------   --------   --------
                                                          (IN MILLIONS)
Revenue..............  $7,417.1   8,563.8   9,503.5   10,416.3   11,359.0   12,349.7   13,582.6   15,132.2
Gross profit.........  $1,405.8   1,692.1   2,042.1    2,309.9    2,622.9    3,022.9    3,536.3    4,201.9
EBITA................  $  188.8     316.1     448.9      498.6      613.9      724.2      842.1      988.2

     Under another scenario, Seagate projects that the revenues, gross profit and EBITA of Seagate's operating businesses for its fiscal years ended June 29, 2001 - 2008 will be as follows:

                                                           FISCAL YEARS
                       -------------------------------------------------------------------------------------
                         2001       2002       2003       2004       2005       2006       2007       2008
                       --------   --------   --------   --------   --------   --------   --------   --------
                                                           (IN MILLIONS)
Revenue..............  $8,185.1   10,145.9   11,283.1   12,626.1   13,960.5   15,404.2   17,131.5   19,298.7
Gross profit.........  $1,592.5    2,277.1    2,599.3    2,986.8    3,421.5    3,915.1    4,585.7    5,442.4
EBITA................  $  364.5      774.1      782.6      866.8      999.8    1,167.0    1,348.9    1,563.3

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OTHER MATERIAL CONTRACTS AND AGREEMENTS BETWEEN SEAGATE AND VERITAS

  SOFTWARE ACQUISITION AGREEMENT

     On May 28, 1999, Seagate, Seagate Software, the Seagate Software Network & Storage Management Group, Inc., VERITAS and a predecessor to VERITAS closed and consummated an amended and restated agreement and plan of reorganization, dated as of April 19, 1999. We occasionally refer to this amended and restated agreement as the software acquisition agreement, and the transactions contemplated thereby as the software acquisition, in this document. The software acquisition agreement provided for the contribution by Seagate, Seagate Software, and certain of their respective subsidiaries to a VERITAS predecessor of (1) the outstanding stock of Seagate Software Network & Storage Management Group, Inc. and certain other subsidiaries of Seagate Software, and (2) those assets used primarily in the network and storage management business of Seagate Software. We occasionally refer to Seagate Software's network and storage management business as the NSMG business in this document. In consideration for these contributions, the VERITAS predecessor issued shares of its common stock to Seagate Software and offered to grant stock options to purchase its common stock to certain of Seagate Software's employees who become its employees or employees of its subsidiaries in connection with the software acquisition. In addition, in connection with the software acquisition, the VERITAS predecessor assumed certain liabilities of the NSMG business. Subsequent to the consummation of the software acquisition, all outstanding securities of the VERITAS predecessor were assumed and converted into common stock of VERITAS with identical rights, preferences and privileges, on a share for share basis.

     As a result of the software acquisition, Seagate Software acquired a total of 155,583,468 shares of VERITAS common stock and former employees of the NSMG business received options to purchase an aggregate of 15,626,358 shares of VERITAS common stock. These share and option amounts have been adjusted to reflect the two-for-one stock dividend of VERITAS common stock effected on July 9, 1999 and the three-for-two stock dividends, effected on November 19, 1999 and March 3, 2000.

  REGISTRATION RIGHTS AGREEMENT

     In connection with the transactions contemplated by the software acquisition agreement, Seagate, Seagate Software, the VERITAS predecessor and VERITAS entered into a registration rights agreement. Under the registration rights agreement, Seagate Software has the right, subject to specified limitations, to request that VERITAS register with the Securities and Exchange Commission the sale or other transfer of the shares of VERITAS issued to Seagate Software in connection with the software acquisition. In addition, under the registration rights agreement, Seagate Software has the right, subject to specified limitations, to include the shares of VERITAS issued to Seagate Software in connection with the software acquisition in any registration of VERITAS equity securities with the Securities and Exchange Commission effected by VERITAS for its own account. Seagate and VERITAS have agreed to terminate the registration rights agreement at the completion of the merger.

  TRANSITION SERVICES AND FACILITIES USE AGREEMENT

     In connection with the transactions contemplated by the software acquisition agreement, Seagate, Seagate Software, the VERITAS predecessor and VERITAS entered into a transition services and facilities use agreement. Under the transition services and facilities use agreement, VERITAS has the right to use specified facilities and other

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

services of Seagate and Seagate Software for a period of two years following the completion of the software acquisition, including certain management information services, telephone and other telecommunications systems, engineering and administrative support services.

  STOCKHOLDER AGREEMENT

     In connection with the software acquisition, Seagate, Seagate Software, the VERITAS predecessor and VERITAS entered into a stockholder agreement. Under the terms of the stockholder agreement, so long as Seagate and Seagate Software continue to own at least 5.0% and not more than 15.0% of the outstanding shares of VERITAS common stock, Seagate and Seagate Software are entitled to name one nominee to the VERITAS board of directors. So long as Seagate and Seagate Software continue to own at least 15.0% of the outstanding shares of VERITAS common stock, Seagate and Seagate Software are entitled to name two nominees to the VERITAS board of directors. Each of the foregoing nominees must be reasonably acceptable to VERITAS. Under the terms of the stockholder agreement, VERITAS is also obligated to use its best efforts to cause to be voted the shares held by VERITAS' management or board of directors in favor of the nominees selected by Seagate and Seagate Software, and to cause the VERITAS board of directors to unanimously recommend that its stockholders vote in favor of the nominees selected by Seagate and Seagate Software.

     Under the terms of the stockholder agreement, so long as Seagate and Seagate Software collectively own at least 5.0% of the outstanding shares of VERITAS common stock, Seagate and Seagate Software may only sell shares of VERITAS common stock in accordance with prescribed per quarter sale limitations running through Seagate's quarter ending June 2000. Moreover, Seagate and Seagate Software may not transfer, assign, pledge or otherwise dispose of any shares of VERITAS common stock acquired in the software acquisition for one year after the closing of the software acquisition. After that date, they may not sell their shares of VERITAS common stock except under certain prescribed limitations, such as to VERITAS or to a person or persons that VERITAS has previously approved in writing, in a bona fide underwritten public offering, under Rule 144 under the Securities Act of 1933, in other private transactions so long as such private transactions do not result in any single person or group owning 5% or more of the total outstanding voting stock of VERITAS, in response to a tender offer not opposed by the VERITAS board of directors, in a merger or consolidation approved by the VERITAS board of directors in which VERITAS is acquired, or in a plan of liquidation that is authorized by the VERITAS board of directors.

     So long as Seagate Technology and Seagate Software own at least 5.0% of the outstanding VERITAS common stock, under the terms of the stockholder agreement they must vote all shares of VERITAS common stock owned by them in the same proportion as the votes cast by all other holders of VERITAS common stock. Seagate and Seagate Software may, however, vote their shares of VERITAS common stock in their sole discretion in certain limited circumstances. These voting provisions do not apply, however, to any proposals relating to any recapitalization or reorganization accomplished in connection with any merger, acquisition, consolidation or reorganization, any transaction of a type contemplated by Section 351 of the Internal Revenue Code or any other similar transaction where (1) VERITAS is acquired by a third party, (2) there has been a "change of control" so that the stockholders of VERITAS prior to a transaction own, in the aggregate, less than a majority of the outstanding stock of VERITAS or the acquiring entity after the transaction, (3) VERITAS acquires another entity, or (4) VERITAS

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acquires all or substantially all of the assets of another entity. In addition, under the terms of the stockholder agreement, neither Seagate nor Seagate Software may exercise dissenters' or appraisal rights for any event described in clauses (1) through (4) of the preceding sentence that has been approved by the VERITAS board of directors.

     Under the terms of the stockholder agreement, until the fifth anniversary of the software acquisition, Seagate and Seagate Software may not, without VERITAS' prior written consent:

     - acquire, or enter into discussions, negotiations, arrangements or understandings with any third party to acquire beneficial ownership of any VERITAS voting securities if Seagate or Seagate Software would then beneficially own and/or have the right to acquire more than the percentage of VERITAS common stock held by it immediately after the closing of the software acquisition, which is referred to herein as the standstill percentage;

     - make, or in any way participate in, any solicitation of proxies with respect to the voting of any voting securities of VERITAS; or

     - seek, either alone or in concert with others, to control the VERITAS board of directors or the policies of VERITAS.

     Under the terms of the stockholder agreement, the limitations described above will be suspended upon the earlier to occur of:

     - the date that a third party not affiliated with Seagate or Seagate Software commences a tender or exchange offer, that is not withdrawn or terminated, and that would result in a person or group beneficially owning in the aggregate more than 50.0% of the total voting power of VERITAS; and

     - the public announcement by VERITAS that it has entered into any agreement with respect to a merger, consolidation, reorganization or similar transaction involving VERITAS in which all the stockholders of VERITAS collectively will own less than 50.0% of the outstanding voting stock of the surviving or acquiring entity immediately after the transaction; or

     - the sale or disposition of substantially all of VERITAS' assets.

     If either Seagate or Seagate Software acquires shares of VERITAS common stock that cause it to own a percentage of the outstanding shares of VERITAS common stock that is greater than the standstill percentage, it will not be obliged to dispose of any VERITAS voting stock to the extent the increased shares were acquired:

     - as a result of a recapitalization of VERITAS or a repurchase or exchange of securities by VERITAS or any other action taken by VERITAS or its affiliates;

     - as the result of any acquisition of VERITAS voting stock made during the period when the "standstill" obligations are suspended as described above;

     - by way of stock dividend or other distribution or rights or offerings made available to holders of shares of VERITAS voting stock generally;

     - with the consent of a majority of the members of the VERITAS board of directors that have not been designated by Seagate or Seagate Software; or

     - as part of a transaction on behalf of certain retirement plans for the benefit of Seagate or Seagate Software employees.

     Additionally, under the terms of the stockholder agreement, Seagate Software has the right to maintain its percentage ownership of the outstanding shares of VERITAS common stock in the event that VERITAS sells securities to a third party as part of a strategic

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business relationship with that party. Seagate and VERITAS have agreed to terminate the stockholder agreement at the completion of the merger.

  DEVELOPMENT LICENSE AGREEMENT

     Contemporaneously with the execution of the software acquisition agreement, Seagate entered into a development and license agreement with the VERITAS predecessor and VERITAS. Under the development agreement, VERITAS granted to Seagate a non-exclusive worldwide license of certain VERITAS software products, including the software products of the NSMG business, for internal use, modification and preparation of derivative works by Seagate and for distribution by Seagate to end-users and distributors, subject to certain limitations. In addition, under the development agreement, Seagate and VERITAS agreed upon certain co-operative marketing efforts with respect to the foregoing software products. Seagate pays royalties to VERITAS with respect to the distribution of the foregoing software products. The development agreement further provides for the development by VERITAS of new products or technologies, and additional features or enhancements to the VERITAS software products requested by Seagate. The initial term of the development agreement is 10 years, but the development agreement is automatically renewed on an annual basis thereafter absent notice of termination from either Seagate or VERITAS.

  CROSS-LICENSE AND ORIGINAL EQUIPMENT MANUFACTURER AGREEMENT

     Contemporaneously with the execution of the software acquisition agreement, Seagate Software Information Management Group, Inc., or Seagate IMG, entered into a cross-license and original equipment manufacturer agreement with the VERITAS predecessor and VERITAS. Under the cross-license agreement, VERITAS granted to Seagate IMG a non-exclusive worldwide license of certain VERITAS software products, including the NSMG business products, for internal use, modification and preparation of derivative works by Seagate IMG. In addition, under the cross-license agreement, VERITAS granted to Seagate IMG a license to distribute certain VERITAS software products to end-users and distributors, subject to certain limitations. Seagate IMG pays royalties to VERITAS with respect to the distribution of certain of the foregoing software products. Under the cross-license agreement, Seagate IMG licenses a restricted version of Seagate IMG's Crystal Reports software product to VERITAS on a royalty-free basis for distribution when bundled with, or incorporated into, a product of the NSMG business. The cross-license agreement further provides for the development by VERITAS of new products or technologies, and additional features or enhancements to the VERITAS software products requested by Seagate IMG. The initial term of the cross-license agreement is three years, but the cross-license agreement is automatically renewed on an annual basis thereafter absent notice of termination from either Seagate IMG or VERITAS.

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             THE STOCK PURCHASE AGREEMENT AND THE LEVERAGED BUYOUT

     The following is a summary description of the terms of the stock purchase agreement, as amended, and the leveraged buyout that we believe are important to you. However, the following summary does not describe all of the terms of the stock purchase agreement, as amended, only those that we believe to be material. Statements made in this document with respect to the terms of the stock purchase agreement, the leveraged buyout and the related transactions under the stock purchase agreement are in each case qualified by reference to the stock purchase agreement, as amended. A copy of the stock purchase agreement and the amendments thereto are attached to this document as Annex A, Annex D and Annex E, respectively, and are incorporated herein by reference. We encourage you to read the stock purchase agreement and the amendment thereto in their entirety.

THE PARTIES

     The parties to the stock purchase agreement are Seagate, Seagate Software and Suez Acquisition Company.

     Seagate Software is a Delaware corporation whose current business consists solely of the ownership of (1) shares of VERITAS common stock acquired from VERITAS in connection with the software acquisition described under "Special Factors Regarding the Leveraged Buyout and the Merger -- Other Material Contracts and Agreements Between Seagate and VERITAS -- Software Acquisition Agreement" beginning on page 119 of this document, and (2) shares of Seagate IMG. The principal executive offices of Seagate Software are located at 915 Disc Drive, Scotts Valley, California 95066 and its telephone number is 831-438-1550.

THE ASSET TRANSFER AND THE LEVERAGED BUYOUT

     Under the terms of the stock purchase agreement, Seagate has agreed to sell all of its operating assets and assign substantially all of its liabilities (including any liabilities arising out of the pending litigation between Seagate and Convolve) to Suez Acquisition Company. In order to accomplish this sale of assets, Seagate has agreed to transfer all of its operating assets and assign substantially all of its liabilities to its subsidiaries, including a newly created subsidiary. We refer to this newly created subsidiary as new Seagate in this document. We refer to this transfer of assets as the asset transfer in this document. Following the asset transfer, the only assets directly held by Seagate will be the capital stock of Seagate Software, cash on hand in excess of approximately $765 million and the amount of cash needed to satisfy Seagate's tax liabilities and redeem its existing indebtedness, the capital stock of its directly held subsidiaries (including new Seagate) and any remaining investments in Gadzoox Networks and Lernout & Hauspie. Seagate Software, which currently holds Seagate's investment in VERITAS, will continue to hold these securities following the asset transfer. The assets to be transferred include all of Seagate's other equity interests in third parties such as its significant equity interests in CacheVision, an independent company formed in July 2000 with Thomson Multimedia to develop storage systems to be incorporated in consumer electronic products, and in Iolon, Inc., a private venture financed company to which Seagate contributed certain of its optical technology for use in telecommunication switching applications.

     Following the asset transfer, Seagate will sell to Suez Acquisition Company all of its subsidiaries (including new Seagate) other than Seagate Software, and Seagate Software will sell to Suez Acquisition Company any indirect subsidiaries of Seagate then held by

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Seagate Software. Seagate has agreed to cooperate with Suez Acquisition Company in any proposed restructuring of this asset transfer under certain conditions. See "-- Covenants Relating to Conduct of Business by Seagate Prior to the Completion of the Leveraged Buyout" beginning on page 130 of this document. Immediately following and contingent upon the completion of the leveraged buyout, under the terms of the merger agreement, Seagate will merge with a wholly owned subsidiary of VERITAS as more fully described under "The Merger Agreement and the Merger" beginning on page 138 of this document.

PURCHASE PRICE

     In connection with the leveraged buyout, Suez Acquisition Company has agreed to assume substantially all of Seagate's liabilities and pay Seagate an aggregate of $2.050 billion in cash, less the adjustments discussed in the next heading, and less the aggregate value of certain Seagate restricted stock and stock options held by members of Seagate's senior management team that will be converted into restricted stock and stock options in the entity that will hold Seagate's operating assets. In this document, we occasionally refer to this Seagate restricted stock and these Seagate stock options as the rollover equity, and the aggregate value of such rollover equity as the rollover equity value. For a description of the calculation of the rollover equity value, see "Special Factors Regarding the Leveraged Buyout and the Merger -- Consideration of the Leveraged Buyout and the Merger by Seagate -- Interests of Directors and Other Executive Officers of Seagate in the Leveraged Buyout and the Merger -- Equity Rollover" beginning on page 99 of this document.

     Based upon the market prices of VERITAS common stock and Seagate's investment securities as of October 11, 2000, Seagate's cash balance as of October 11, 2000 and the total number of fully-diluted outstanding shares of Seagate common stock as of October 11, 2000, the per share price paid by Suez Acquisition Company for the operating assets would be approximately $5.12 per Seagate share, which compares to the operating assets' June 30, 2000 book value less $765 million, of $7.96 per Seagate share. Based on these assumptions, the per share price payable in the merger, which includes a pass-through of the consideration paid for the operating assets, would be approximately $70.17 per share. These per share amounts, however, exclude approximately $0.21 per share that will be paid to Seagate stockholders following court approval of the settlement of existing class action litigation and dismissal with prejudice of the underlying complaints in this litigation and related lawsuits pending in California. See "Litigation Regarding the Leveraged Buyout and the Merger" on page 163 of this document. This compares to a June 30, 2000 book value for all of Seagate of $16.78 per Seagate share. Based upon the historical net book value of Seagate's operating assets at June 30, 2000, the sale of assets to Suez Acquisition Company is expected to result in an accounting loss of approximately $821 million and an additional tax liability of approximately $380 million.

ADJUSTMENTS

     The gross $2.050 billion purchase price is subject to the condition that Seagate transfer to Suez Acquisition Company $765 million of cash in the leveraged buyout. This results in the cash portion of the purchase price available for payment to Seagate's stockholders in connection with the merger to be approximately $1.285 billion (less the amount of rolled equity). In addition, prior to or at the closing Seagate must discharge (or

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give Suez Acquisition Company additional cash to satisfy) the following, to the extent not previously paid:

     - all accrued and unpaid taxes of Seagate and its consolidated subsidiaries, excluding taxes resulting from the asset transfer, but including taxes resulting from the leveraged buyout and any alternative minimum taxes for which Seagate may be liable as a result of the October 1999 reorganization of Seagate IMG;

     - all indebtedness of Seagate and its consolidated subsidiaries, including any interest on such indebtedness and any premiums payable as a result of the retirement of any such debt;

     - any "excess parachute payments" within the meaning of Section 280G of the Internal Revenue Code payable as a result of the acceleration of the vesting restrictions applicable to Seagate stock options in the manner contemplated by the merger agreement, to the extent such payments are in excess of $100 million;

     - the aggregate amount of all year-end bonuses and profit sharing payments required to be paid by Seagate and its consolidated subsidiaries in August 2000; and

     - all unpaid fees and expenses of Seagate's investment bankers, attorneys, consultants, accountants and advisors that are incurred in connection with the leveraged buyout and the merger.

FINANCING OF THE PURCHASE PRICE

     Seagate Technology International and Seagate Technology (U.S.) Holdings, Inc., each a wholly owned subsidiary of new Seagate, will incur approximately $1.1 billion of long-term debt to help finance the leveraged buyout, and Suez Acquisition Company will contribute approximately $800 million to finance the leveraged buyout.

  TERM LOAN FACILITIES AND REVOLVING FACILITY

     The Chase Manhattan Bank, Goldman Sachs Credit Partners L.P. and Merrill Lynch Capital Corporation have delivered commitment letters providing for the establishment of senior secured credit facilities to be provided to Seagate Technology International in accordance with the terms of a credit agreement to be entered into simultaneously with the consummation of the leveraged buyout. The senior credit facilities are to be provided by a syndicate of banks and other financial institutions led by The Chase Manhattan Bank, as administrative agent, and Seagate Technology International and Seagate Technology (U.S.) Holdings, Inc. will be the borrowers under the senior credit facilities as set forth in the following paragraph.

     The terms of the commitment letters provide for two secured term loan facilities in an aggregate principal amount of $700 million, consisting of the $200 million term loan A facility with a maturity of five years and the $500 million term loan B facility with a maturity of six years, and a $200 million revolving credit facility. Approximately 14% of each of the term loan A facility and the term loan B facility will be allocated to Seagate Technology (U.S.) Holdings, Inc., and Seagate Technology International and Seagate Technology (U.S.) Holdings, Inc. will be jointly and severally liable for all amounts due under the senior credit facilities. Seagate Technology International and Seagate Technology (U.S.) Holdings, Inc. will be permitted to borrow under the term loan A facility and the term loan B facility only upon the date of closing of the transactions. The revolving credit facility commitment will terminate five years from the date of the closing of the senior credit facilities.

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     The commitment letters provide that the term loan A facility, the term loan
B facility and the revolving credit facility will initially bear interest, subject to performance based stepdowns applicable to the term loan A facility and the revolving credit facility, at a rate equal to (a) in the case of the term loan A facility and the revolving credit facility, LIBOR plus 2.50% or, at the option of Seagate Technology International, the alternate base rate (as defined in the senior credit facilities) plus 1.50% or (b) in the case of the term loan B facility, LIBOR plus 3.00% or, at the option of Seagate Technology International, the alternate base rate plus 2.00%.

     In addition to paying interest on outstanding principal under the senior credit facilities, pursuant to the commitment letters, Seagate Technology International is required to pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder at a rate equal to .50% per annum.

     The commitment letters provide that the senior credit facilities will be subject to a mandatory prepayment with, in general:

     - 100% of the net cash proceeds of certain asset sales;

     - 75% of the net cash proceeds of certain incurrences of debt;

     - 75% of the excess cash flow of Suez Acquisition Company and its subsidiaries; and

     - if there are borrowings outstanding under a senior subordinated credit facility, 50% of the net cash proceeds of certain equity offerings.

     Seagate Technology International and Seagate Technology (U.S.) Holdings, Inc. may voluntarily repay outstanding loans under the senior credit facilities without penalty other than breakage costs.

     Under the commitment letters, the obligations under the senior credit facilities and the related documents will be secured by a first priority lien upon substantially all of the real and personal property of Seagate Technology International, Suez Acquisition Company and each of Suez Acquisition Company's other existing or subsequently acquired domestic, Cayman Islands, Northern Ireland, Scotland, Singapore, Netherlands subsidiaries and on certain other assets, and a pledge of all of the capital stock of Seagate Technology International, and all of the capital stock of Suez Acquisition Company's other existing or subsequently acquired or organized subsidiaries held by Suez Acquisition Company, Seagate Technology International or any guarantor of the senior credit facilities. The obligations of Seagate Technology International under the senior credit facilities are guaranteed by Suez Acquisition Company and all of Suez Acquisition Company's existing or subsequently acquired or organized subsidiaries organized under the laws of Canada, England or Wales, Japan, Mexico, Northern Ireland, Scotland, Singapore, Thailand, the Cayman Islands, the Netherlands, the United States, other than certain dormant or otherwise non-material subsidiaries.

     The commitment letters provide that the term loan A facility will amortize under a schedule to be agreed upon providing for nominal semi-annual installments during the first year thereof and semi-annual installments to be agreed upon during the remaining term thereof, and the term loan B facility will amortize under a schedule to be agreed upon providing for nominal semi-annual installments during the first five years thereof and semi-annual installments in amounts to be agreed upon during the remaining term thereof.

     Principal amounts outstanding under the revolving credit facility will be due and payable in full at maturity, five years from the date of the closing of the senior credit facilities.

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     The commitment letters provide that the senior credit facilities will contain a number of covenants that, among other things, restrict the ability of Suez Acquisition Company and its subsidiaries to:

     - dispose of assets;

     - incur additional indebtedness;

     - incur guarantee obligations;

     - repay other indebtedness;

     - make certain restricted payments and dividends;

     - create liens on assets;

     - make investments, loans or advances;

     - make certain acquisitions;

     - engage in mergers or consolidations;

     - make capital expenditures;

     - enter into sale and leaseback transactions; or

     - engage in certain transactions with affiliates.

     In addition, the commitment letters provide that under the senior credit facilities, Suez Acquisition Company will be required to comply with financial ratios and tests to be agreed upon. The senior credit facilities will also contain certain customary events of default.

     The commitments of The Chase Manhattan Bank, Goldman Sachs Credit Partners L.P. and Merrill Lynch Capital Corporation to provide financing under the commitment letters are subject to a number of conditions, including:

     - the deposits by Seagate Technology International of $750 million into one or more accounts that will be pledged to secure the senior credit facilities; and

     - other customary conditions.

  SENIOR SUBORDINATED NOTES FINANCING

     Seagate and Suez Acquisition Company expect that approximately $400 million of the purchase price for the leveraged buyout will be funded by the issuance by Seagate Technology International of senior subordinated notes. The senior subordinated notes will be general unsecured obligations of Seagate Technology International, junior to all existing and future senior indebtedness of Seagate Technology International and pari passu in right of payment to any future senior subordinated indebtedness of Seagate Technology International. Suez Acquisition Company and each of its subsidiaries that guarantees the obligations under the senior credit facilities will guarantee payment on the notes on an unsecured senior subordinated basis. The interest rate, interest payment dates, maturity and other material terms of the senior subordinated notes will be determined prior to the consummation of the leveraged buyout.

ROLLOVER EQUITY

     In connection with the leveraged buyout, Suez Acquisition Company is requiring certain members of Seagate's senior management team to convert a portion of their

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unvested Seagate stock options and restricted stock with an aggregate value of between $150 million and $250 million (targeted at $200 million, but no less than $150 million) into deferred compensation and equity of the entity which will hold Seagate's operating assets following the leveraged buyout. The $2 billion purchase price to be paid to Seagate by Suez Acquisition Company in connection with the leveraged buyout will be reduced by the equity rollover value. Although the aggregate cash to be paid to Seagate stockholders in connection with the merger will be reduced by the equity rollover value and the aggregate number of shares of Seagate common stock entitled to a proportionate share of the merger consideration will also be reduced so that the per share amount received by an unaffiliated stockholder will not be reduced. For a more complete description of the rollover equity, see "Special Factors Regarding the Leveraged Buyout and the Merger -- Consideration of the Leveraged Buyout and the Merger by Seagate -- Interests of Directors and Other Executive Officers of Seagate in the Leveraged Buyout and Merger" beginning on page 97 of this document.

REPRESENTATIONS AND WARRANTIES

     Seagate has made certain customary representations and warranties to Suez Acquisition Company in the stock purchase agreement, including as to the following:

     - the due organization, valid existence and good standing of Seagate and its subsidiaries;

     - the validity and compliance with the charter documents of Seagate, Seagate Software and each other subsidiary of Seagate to be sold to Suez Acquisition Company;

     - subsidiaries of Seagate;

     - the capital structure of Seagate, including Seagate's outstanding debt securities;

     - the authority of Seagate and Seagate Software to enter into the stock purchase agreement and consummate the leveraged buyout;

     - the absence of conflicts between the stock purchase agreement and the charter documents of Seagate and Seagate Software, applicable law and the material contracts of Seagate and its subsidiaries, other than as disclosed to Suez Acquisition Company;

     - third party consents required by Seagate or its subsidiaries in connection with the leveraged buyout;

     - the accuracy of all forms, reports and other documents filed by Seagate with the Securities and Exchange Commission since July 3, 1998 and the financial statements included therein;

     - the absence of certain changes or events relating to Seagate and its subsidiaries since the date of the last audited financial statements of Seagate filed with the Securities and Exchange Commission, other than as disclosed to Suez Acquisition Company;

     - compliance by Seagate and its subsidiaries with applicable tax laws, and the payment of all due and payable taxes by Seagate and its subsidiaries;

     - compliance by Seagate and its subsidiaries with all applicable laws and the terms of material contracts of Seagate and it subsidiaries, other than as disclosed to Suez Acquisition Company;

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     - maintenance of and compliance with all material governmental permits applicable to Seagate and its subsidiaries;

     - the absence of any material litigation involving Seagate or its subsidiaries, other than as disclosed to Suez Acquisition Company;

     - the absence of any liabilities for brokers fees or agents commissions, other than fees payable to Morgan Stanley as more fully described under "Special Factors Regarding the Leveraged Buyout and the
       Merger -- Consideration of the Leveraged Buyout and the Merger by Seagate -- Opinion of Seagate's Financial Advisor" beginning on page 85 of this document;

     - compliance with applicable laws relating to employee matters and employees benefit plans maintained by Seagate and its subsidiaries, other than as disclosed to Suez Acquisition Company;

     - the absence of any liens on the property and assets of Seagate and its subsidiaries to be sold to Suez Acquisition Company under the stock purchase agreement, other than as disclosed to Suez Acquisition Company;

     - compliance with all applicable laws relating to the environment by Seagate and its subsidiaries;

     - the absence of any controversies relating to labor matters;

     - material contracts of Seagate and its subsidiaries, and their compliance with the terms of these material contracts, other than as disclosed to Suez Acquisition Company;

     - the accuracy and completeness of all information provided by Seagate and its subsidiaries for inclusion in this document;

     - certain actions of the board of directors of Seagate relating to the stock purchase agreement and the leveraged buyout;

     - the absence of any state antitakeover statutes applicable to the stock purchase agreement and the leveraged buyout;

     - the delivery of a fairness opinion by Morgan Stanley in respect of the merger consideration;

     - intellectual property of Seagate and its subsidiaries;

     - insurance of Seagate and subsidiaries; and

     - the completeness of the assets being sold to Suez Acquisition Company under the stock purchase agreement.

     All of the representations and warranties of Seagate contained in the stock purchase agreement were made after giving effect to the asset transfer, the merger agreement and the merger, to the extent relevant. In addition, the representations and warranties of Seagate contained in the stock purchase agreement will not survive the closing of the leveraged buyout, notwithstanding any investigation of Seagate and its subsidiaries by Suez Acquisition Company either before or after the closing.

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     Suez Acquisition Company has also made certain customary representations and warranties to Seagate in the stock purchase agreement, including as to the following:

     - due organization, valid existence and good standing of Suez Acquisition Company;

     - the validity and compliance with the charter documents of Suez Acquisition Company;

     - the authority of Suez Acquisition Company to enter into the stock purchase agreement and consummate the leveraged buyout;

     - the absence of conflicts between the stock purchase agreement and the charter documents of Suez Acquisition Company, applicable law and the material contracts of Suez Acquisition Company, other than as disclosed to Seagate;

     - third party consents required in connection with the leveraged buyout;

     - the absence of any litigation involving Suez Acquisition Company that could reasonably be expected to have a material adverse effect on Suez Acquisition Company;

     - the accuracy and completeness of all information provided by Suez Acquisition Company for inclusion in this document;

     - the sufficiency of Suez Acquisition Company's financing arrangements to effect the leveraged buyout in accordance with the stock purchase agreement;

     - the status of Suez Acquisition Company under Section 203 of the General Corporation Law of Delaware;

     - the organization of Suez Acquisition Company solely for purposes of effecting the leveraged buyout;

     - the delivery to Seagate of all agreements between Suez Acquisition Company and VERITAS; and

     - the solvency, following the leveraged buyout, of the subsidiaries of Seagate to be acquired by Suez Acquisition Company in connection with the leveraged buyout.

COVENANTS RELATING TO CONDUCT OF BUSINESS BY SEAGATE PRIOR TO THE COMPLETION OF THE LEVERAGED BUYOUT

     Under the terms of the stock purchase agreement, until the closing of the leveraged buyout (or the termination of the stock purchase agreement), Seagate has agreed to:

     - carry on its business and to cause its subsidiaries to carry on their businesses diligently and in the usual, regular and ordinary course in a manner consistent with its past practices and applicable law;

     - pay and perform its liabilities and obligations when due; and

     - use its commercially reasonable efforts to preserve intact its present business organizations, keep available the services of its present officers and employees, and preserve its relationships with its customers, suppliers, distributors, licensors, licensees and others with whom Seagate does business.

     In addition, under the terms of the stock purchase agreement, until the closing of the leveraged buyout (or the termination of the stock purchase agreement), Seagate has agreed to certain customary restrictions on its ability to engage in certain activities.

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Notwithstanding these restrictions, Seagate will be permitted to effect the asset transfer, sell any assets to be retained by Seagate following the leveraged buyout (other than the shares of VERITAS common stock held by Seagate Software, which Seagate Software is required to continue to hold pursuant to the terms of the merger agreement) or engage in any activity to which Suez Acquisition Company otherwise provides its consent.

     In order to effectuate the leveraged buyout in the manner contemplated by the parties, under the terms of the stock purchase agreement, Seagate has agreed to effect the asset transfer prior to the closing of the leveraged buyout. In addition, Seagate has agreed to cooperate with Suez Acquisition Company in any proposed restructuring of the asset transfer or the business organizations of Seagate to the extent requested by Suez Acquisition Company and Suez Acquisition Company may assign its rights to one or more designees in connection with such restructurings, provided that any such restructuring will not decrease the consideration paid to Seagate upon the leveraged buyout, increase the liability to be retained by VERITAS or otherwise create additional costs and expenses for Seagate in connection with the leveraged buyout.

     Due to the fact that the leveraged buyout and the merger are interdependent, under the terms of the stock purchase agreement, Seagate has also agreed that it will not amend, modify, supplement, mutually terminate, or waive any provisions of, the merger agreement without the consent of Suez Acquisition Company.

COVENANTS RELATING TO SOLICITATIONS BY SEAGATE PRIOR TO THE COMPLETION OF THE LEVERAGED BUYOUT

     Under the terms of the stock purchase agreement, until the closing of the leveraged buyout (or the termination of the stock purchase agreement), Seagate, its subsidiaries and their agents, advisors and representatives may not solicit, initiate, encourage, or induce any third party to make, submit or announce, an offer or proposal regarding any of the following:

     - the acquisition by any third party of more than 15% in interest or beneficial ownership of the voting power of the total outstanding capital stock of Seagate through an issuance of securities by Seagate, or a direct purchase, tender or exchange offer, merger, consolidation or other business combination;

     - a sale, lease, exchange, transfer, license or disposition by Seagate of more than 15% of the fair market value of its consolidated property and assets; or

     - a sale or other disposition by Seagate of more than 15% of the assets to be sold to Suez Acquisition Company.

     In addition, under the terms of the stock purchase agreement, Seagate may not participate in any discussions or negotiations regarding any of the transactions described above, furnish information to any third party regarding or otherwise facilitate any such transactions. Seagate has also agreed that it will not enter into a letter of intent or similar document, or any other contract, agreement or commitment regarding any of the transactions described above, or otherwise approve, recommend or endorse any such transactions.

     Notwithstanding the foregoing restrictions, under the terms of the stock purchase agreement, until the stock purchase agreement and the leveraged buyout are approved by the stockholders of Seagate, Seagate may enter into a confidentiality or non-disclosure agreement with any third party, furnish information regarding Seagate to any third party,

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and enter into discussions or negotiations with any third party regarding any of the transactions described above if all of the following occur:

     - Seagate receives a bona fide written offer from a third party regarding any of the following transactions:

      - a merger, consolidation or other business combination or transaction involving Seagate pursuant to which Seagate's stockholders would hold less than 50% of the surviving entity;

      - a sale or other disposition by Seagate of property and assets representing all or substantially all of Seagate's consolidated assets;

      - the acquisition by any third party of beneficial ownership of more than 50% of the voting power of the total outstanding capital stock of Seagate; or

      - a sale or other disposition by Seagate of all or more than 95% of the assets to be sold to Suez Acquisition Company in the leveraged buyout;

      provided that the board of directors of Seagate determines, after consultation with its outside financial advisors, that the proposed transaction is more favorable to the stockholders of Seagate, from a financial point of view, than the leveraged buyout and the merger considered together (or the leveraged buyout individually in the case of a transaction described in the final bullet point immediately above). We occasionally refer to any of the proposals described above (as qualified by this proviso paragraph) as a superior proposal in this document;

  - Seagate, its subsidiaries and their respective agents, advisors and representatives have not violated the terms of the stock purchase agreement regarding restrictions on its ability to solicit third party proposals as described above;

  - the board of directors of Seagate concludes in good faith, after consulting with its legal counsel, that it is reasonably necessary to engage in such action in order to comply with its fiduciary obligations to the stockholders of Seagate under applicable law;

  - Seagate obtains a customary confidentiality or non-disclosure agreement from the third party which contains terms and conditions which are substantially the same as the terms of Seagate's confidentiality agreement with Suez Acquisition Company; and

  - prior to furnishing any non-public information to the third party or entering into discussions or negotiations with the third party, Seagate notifies Suez Acquisition Company of its intention to furnish such information or to enter into such discussions or negotiations and provides Suez Acquisition Company with the same information (to the extent not already provided to Suez Acquisition Company) and the terms and conditions of any such discussions and negotiations.

COVENANTS RELATING TO EMPLOYEE MATTERS

     Following the closing of the leveraged buyout, Suez Acquisition Company has agreed to offer employment to all of Seagate's employees, initially on the same terms and conditions of employment available prior to the closing.

     Under the terms of the stock purchase agreement, Suez Acquisition Company has agreed to assume sole sponsorship of and liability under all employee benefit plans covering or providing benefits to any former or current directors, officers and employees of Seagate or its subsidiaries, other than Seagate's stock incentive plans. Suez Acquisition Company

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will assume, however, the 1999 Stock Option Plan of Seagate IMG and any Seagate
stock options which are converted into Suez Acquisition Company options under the rollover agreements with the members of Seagate's senior management team who are participating in Suez Acquisition Company. Suez Acquisition Company has retained the right to amend or terminate any of the employee benefit plans it assumes from Seagate, but if any of these plans are terminated, all Seagate employees who accept employment following the closing will be entitled to participate in any replacement plan provided by Suez Acquisition Company on substantially the same terms. Moreover, if Suez Acquisition Company replaces any of the Seagate employee benefit plans with a new plan, Suez Acquisition Company has agreed to ensure that all Seagate employees who accept employment following the closing will be eligible to receive full credit under these benefit plans for time served with Seagate prior to the leveraged buyout, and that any otherwise applicable preexisting condition limitations under any new benefit plans will be waived.

COVENANT TO RECOMMEND THE LEVERAGED BUYOUT TO THE SEAGATE STOCKHOLDERS

     Under the terms of the stock purchase agreement, the board of directors of Seagate has agreed to recommend that Seagate stockholders vote in favor of the stock purchase agreement and the leveraged buyout, as well as the merger agreement and the merger. Moreover, Seagate's board of directors has agreed that it will not withdraw, amend or modify its recommendation in favor of the stock purchase agreement and the leveraged buyout, or the merger agreement and the merger. Notwithstanding the foregoing commitment, the board of directors of Seagate may withdraw, amend or modify its recommendation if all of the following occur:

     - Seagate receives a superior proposal;

     - Seagate, its subsidiaries and their respective agents, advisors and representatives have not violated the terms of the stock purchase agreement regarding restrictions on their ability to solicit third party proposals as described above; and

     - the board of directors of Seagate concludes in good faith, after consulting with its legal counsel, that such withdrawal, amendment or modification is necessary in order to comply with its fiduciary obligations to the stockholders of Seagate under applicable law.

COVENANTS RELATING TO DIRECTORS' AND OFFICERS' INDEMNIFICATION AND INSURANCE

     Under the terms of the stock purchase agreement, Suez Acquisition Company has agreed to fulfill (either directly or through one or more of the subsidiaries it acquires from Seagate) the indemnification obligations of Seagate and any of the foregoing subsidiaries of Seagate to their respective directors and officers under Seagate's certificate of incorporation and bylaws and any indemnification agreements between Seagate or any of the foregoing subsidiaries of Seagate and their respective directors and officers. In addition, Suez Acquisition Company has agreed to include exculpation and indemnification clauses in its charter documents that are at least as favorable to the covered persons as the indemnification and exculpation clauses in Seagate's charter documents as in effect on the date of the stock purchase agreement. Moreover, Suez Acquisition Company has agreed to use its best efforts to maintain the directors' and officers' liability insurance policies currently maintained by Seagate for a period of six years following the closing of the leveraged buyout, provided that Suez Acquisition Company will not be required to expend more than 150% of the annual premium currently paid for such policy in order to maintain the policy during the foregoing six year period.

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

THE COMPLETION OF THE LEVERAGED BUYOUT; CONDITIONS TO THE COMPLETION OF THE LEVERAGED BUYOUT

  THE COMPLETION OF THE LEVERAGED BUYOUT

     The closing date of the leveraged buyout will be determined by Seagate and Suez Acquisition Company, but will be no later than the second business day following the satisfaction or waiver of the conditions to the completion of the leveraged buyout that are to be satisfied other than on the closing date.

  CONDITIONS TO THE COMPLETION OF THE LEVERAGED BUYOUT

     Seagate and Suez Acquisition Company are required to close the leveraged buyout only if each of the following conditions are either satisfied or waived:

     - approval of the stock purchase agreement and the leveraged buyout, and the merger agreement and the merger, by the stockholders of Seagate;

     - the absence of any stop order issued by the Securities and Exchange Commission suspending the effectiveness of the registration statement of which this document forms a part, and the absence of any similar proceeding in respect of this document;

     - the absence of any law or governmental order (including a court order) which has the effect of making the leveraged buyout illegal or otherwise prohibiting the leveraged buyout;

     - compliance with all requirements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in respect of the leveraged buyout; and

     - satisfaction of all of the conditions to the merger contained in the merger agreement, other than the condition that the leveraged buyout and the merger be closed.

     Seagate is required to close the leveraged buyout only if each of the following additional conditions are either satisfied or waived:

     - accuracy in all material respects of all representations and warranties of Suez Acquisition Company contained in the stock purchase agreement as of the date of the stock purchase agreement and as of the closing date, except to the extent that any inaccuracies would not, in the aggregate, reasonably be expected to have a material adverse effect on Suez Acquisition Company;

     - compliance in all material respects with, and performance in all material respects of, all agreements and covenants required to be complied with or performed by Suez Acquisition Company prior to the closing of the leveraged buyout; and

     - the continued effectiveness of the merger agreement, and the absence of any expressed intention on the part of VERITAS to terminate the merger agreement.

     Suez Acquisition Company is required to close the leveraged buyout only if each of the following additional conditions are either satisfied or waived:

     - accuracy in all material respects of all representations and warranties of Seagate contained in the stock purchase agreement as of the date of the stock purchase agreement and as of the closing date, except to the extent that any inaccuracies would not, in the aggregate, reasonably be expected to have a material adverse effect on Seagate;

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

     - compliance in all material respects with, and performance in all material respects of, all agreements and covenants required to be complied with or performed by Seagate prior to the closing of the leveraged buyout;

     - receipt by Suez Acquisition Company of the proceeds of the debt financing under its commitments from Chase Manhattan Bank and Goldman Sachs Credit Partners, L.P.; and

     - the availability of at least $765 million in cash among the assets to be acquired by Suez Acquisition Company in connection with the leveraged buyout. This required cash is subject to adjustment to reflect the following, but only to the extent that any of the following is not paid by Seagate prior to the closing of the leveraged buyout:

       - any accrued and unpaid taxes of Seagate and its subsidiaries, including taxes payable as a result of the leveraged buyout, but excluding any taxes payable as a result of the asset transfer;

       - any indebtedness of Seagate, including any interest payable thereon and any premium payable in connection with the retirement of any such indebtedness;

       - any "excess parachute payments" within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended, in excess of $100 million;

       - the aggregate amount of all unpaid year-end bonuses and profit sharing payments required to be paid by Seagate and its subsidiaries in August 2000; and

       - all fees and expenses of Seagate's investment bankers, attorneys, consultants, accountants and advisors incurred in connection with the stock purchase agreement and the leveraged buyout, and the merger agreement and the merger.

SUEZ ACQUISITION COMPANY INDEMNIFICATION OBLIGATIONS FOLLOWING THE COMPLETION OF THE LEVERAGED BUYOUT

     Under the terms of the stock purchase agreement, Suez Acquisition Company has agreed to indemnify Seagate as provided in the indemnification agreement. The indemnification agreement provides, among other things, that Suez Acquisition Company will indemnify Seagate for substantially all of the liabilities of Seagate relating to the ownership, operations or conduct by Seagate of its businesses, properties and assets prior to the completion of the leveraged buyout.

     For a more complete description of the terms of the indemnification agreement, see "Other Agreements Related to the Leveraged Buyout and the Merger -- The Indemnification Agreement" beginning on page 165 of this document.

AMENDMENT OR WAIVER OF TERMS OF THE STOCK PURCHASE AGREEMENT

     Seagate, Seagate Software and Suez Acquisition Company may amend the stock purchase agreement at any time by mutual agreement only and only with the consent of VERITAS (which consent is required under the terms of the merger agreement).

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

TERMINATION OF THE STOCK PURCHASE AGREEMENT; TERMINATION FEES AND PAYMENTS

  TERMINATION

     The stock purchase agreement may be terminated under the following conditions:

     - by mutual consent, duly authorized by the board of directors of Seagate and Suez Acquisition Company;

     - by either Seagate or Suez Acquisition Company if:

       - the leveraged buyout has not been closed by December 31, 2000, but only if the party seeking to terminate the stock purchase agreement after December 31, 2000 has not been a principal cause of the failure to close the stock purchase agreement by that date;

       - any governmental authority has issued an order (including a court order) which has the effect of permanently prohibiting the leveraged buyout, provided that the governmental order has become final and nonappealable; or

       - the stockholders of Seagate fail to approve the stock purchase agreement and the leveraged buyout, provided that neither party may terminate the stock purchase agreement on this basis if the failure to obtain the requisite approval of Seagate's stockholders was caused by the actions of the party seeking termination and those actions constituted a material breach of the stock purchase agreement;

     - by Seagate if:

       - there has been a breach of the representations and warranties of Suez Acquisition Company contained in the stock purchase agreement, which breach would cause a failure of the condition to closing relating to the accuracy of the representations and warranties made by Suez Acquisition Company in the stock purchase agreement; or

       - prior to obtaining the approval of Seagate's stockholders of the stock purchase agreement and the leveraged buyout:

          - Seagate receives a superior proposal;

          - Seagate, its subsidiaries and their agents, advisors and representatives have not violated the terms of the stock purchase agreement regarding restrictions on its ability to solicit third party proposals as described above;

          - the board of directors of Seagate concludes in good faith, after consulting with its legal counsel, that the termination of the stock purchase agreement is necessary in order to comply with its fiduciary obligations to the stockholders of Seagate under applicable law; and

          - Seagate pays Suez Acquisition Company the $80 million termination fee described below concurrently with such termination; or

     - by Suez Acquisition Company if:

       - there has been a breach of the representations and warranties of Seagate contained in the stock purchase agreement, which breach would cause a failure of the condition to closing relating to the accuracy of the representations and warranties made by Seagate in the stock purchase agreement; or

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

       - the board of directors of Seagate withdraws, modifies or amends its recommendation in favor of the stock purchase agreement and the leveraged buyout, and the merger agreement and the merger, or fails to reject within 10 days a third party tender offer or exchange offer commenced for more than 15% of the equity securities of Seagate.

  TERMINATION FEES AND PAYMENTS

     Under the terms of the stock purchase agreement, Seagate is required to pay Suez Acquisition Company an $80 million termination fee in cash if:

     - Seagate terminates the stock purchase agreement following receipt of a superior offer;

     - Suez Acquisition Company terminates the stock purchase agreement because the board of directors of Seagate withdraws, modifies or amends its recommendation in favor of the stock purchase agreement and the leveraged buyout, or fails to reject within 10 days a third party tender offer or exchange offer commenced for more than 15% of the equity securities of Seagate;

     - either Seagate or Suez Acquisition Company terminates the stock purchase agreement because (1) the stockholders of Seagate fail to approve the stock purchase agreement and the leveraged buyout, (2) a proposal to acquire more than 15% of Seagate's outstanding capital stock or property and assets is made prior to the Seagate special meeting, and (3) within twelve months following the termination of the stock purchase agreement, Seagate enters into an agreement to effect a business combination involving the acquisition of more than 50% of Seagate's outstanding capital stock or assets; or

     - either Seagate or Suez Acquisition Company terminates the stock purchase agreement because (1) they have not closed the leveraged buyout by December 31, 2000, (2) a proposal to acquire more than 15% of Seagate's outstanding capital stock or property and assets is made prior to December 31, 2000, (3) following the foregoing proposal but before the termination of the stock purchase agreement, Seagate shall have intentionally breached any of the terms of the stock purchase agreement in any material respect and such breach contributed to the failure to close the leveraged buyout by December 31, 2000, and (4) within twelve months following the termination of the stock purchase agreement, Seagate enters into an agreement to effect a business combination involving the acquisition of more than 50% of Seagate's outstanding capital stock or assets.

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

                      THE MERGER AGREEMENT AND THE MERGER

     The following is a summary description of the terms of the merger agreement, as amended, and the merger that we believe are important to you. However, the following summary does not describe all of the terms of the merger agreement, as amended, only those that we believe to be material. Statements made in this document with respect to the terms of the merger agreement, the merger and the related transactions under the merger agreement are in each case qualified by reference to the merger agreement, as amended. A copy of the merger agreement and the amendments thereto are attached to this document as Annex B, Annex D and Annex E, respectively, and are incorporated herein by reference. We encourage you to read the merger agreement and the amendment thereto in their entirety.

THE PARTIES

     The parties to the merger agreement are Seagate, VERITAS and Victory Merger Sub, Inc., a wholly owned subsidiary of VERITAS. We occasionally refer to Victory Merger Sub, Inc. as merger sub in this document.

     Merger sub is a Delaware corporation that was formed by VERITAS solely for the purpose of implementing the merger and will engage in no other operations. In the merger, merger sub will be merged with and into Seagate and will cease to exist. The principal executive offices of merger sub are located at VERITAS' principal executive offices: c/o VERITAS Software Corporation, 1600 Plymouth Street, Mountain View, California 94043, and its telephone number is (650) 335-8000.

TERMS OF THE MERGER

     The merger will be completed when all of the conditions contained in the merger agreement are satisfied or waived, including (1) approval and adoption by the Seagate stockholders of the stock purchase agreement and the leveraged buyout, and the merger agreement and the merger, and (2) the approval and adoption by the VERITAS stockholders of the issuance of new shares of VERITAS common stock in connection with the merger.

EFFECTS OF THE MERGER

     At the effective time of the merger, merger sub will be merged with and into Seagate, merger sub will cease to exist and Seagate will continue as the corporation surviving the merger. Seagate will then be a wholly owned subsidiary of VERITAS. The certificate of incorporation and bylaws of merger sub immediately prior to the effective time will remain the certificate of incorporation and bylaws of the surviving corporation following the merger. Each of the members of the board of directors of Seagate at the time of the merger will resign and Mr. Jay Jones, a senior vice president of VERITAS, will be elected as the sole director of the surviving corporation. VERITAS will appoint new officers of the surviving corporation.

     At the effective time, by virtue of the merger and without any action on the part of VERITAS, merger sub or Seagate:

     - each share of Seagate common stock outstanding immediately prior to the effective time (other than shares canceled as described in the next two bullet points) will be converted into the right to receive the merger consideration (which is described under "-- The Merger Consideration" beginning on page 140 of this document);

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

     - each share of Seagate common stock held in the treasury of Seagate, or owned by merger sub or any wholly-owned subsidiary of Seagate or of VERITAS will be canceled;

     - certain restricted shares of Seagate common stock held by members of Seagate's senior management team who will participate in the ownership of Suez Acquisition Company that are being converted into deferred compensation and equity of Suez Acquisition Company (as described under "Special Factors Regarding the Leveraged Buyout and the
       Merger -- Consideration of the Leveraged Buyout and the Merger by
       Seagate -- Interests of Directors and Other Executive Officers of Seagate in the Leveraged Buyout and the Merger -- Equity Rollover" beginning on page 99 of this document) will be canceled;

     - certain unvested options to purchase Seagate common stock held by members of Seagate's senior management team who will participate in the ownership of Suez Acquisition Company that are being converted into deferred compensation and equity of Suez Acquisition Company (as described under "Special Factors Regarding the Leveraged Buyout and the
       Merger -- Consideration of the Leveraged Buyout and the Merger by
       Seagate -- Interests of Directors and Other Executive Officers of Seagate in the Leveraged Buyout and the Merger -- Equity Rollover" beginning on page 99 of this document) will be canceled;

     - the vesting restrictions applicable to all options to purchase Seagate common stock outstanding immediately prior to the effective time under all Seagate stock option plans (other than the options being canceled as described in the previous bullet point) will be accelerated such that no vesting restrictions remain; these accelerated options will be converted into shares of Seagate common stock (the number of such shares to be determined as described in the next paragraph), and these shares of Seagate common stock (other than shares deducted and withheld to satisfy applicable withholding obligations of Seagate) will then be immediately converted into the right to receive the merger consideration;

     - all rights to purchase shares of Seagate common stock outstanding under Seagate's 1999 employee stock purchase plan immediately prior to the effective time will be exercised and each share of Seagate common stock purchased pursuant to such exercise will be converted into the right to receive the merger consideration; and

     - each share of merger sub's common stock issued and outstanding immediately prior to the effective time will be converted into one share of common stock of the surviving corporation.

     The number of shares of Seagate common stock that will be deemed issued in respect of each option that is accelerated (as described in the fifth bullet point in the previous paragraph) will equal (1) the aggregate number of shares of Seagate common stock issuable upon the exercise in full of such option minus
(2) the number of shares equal to (a)(i) the per share exercise price of such option, multiplied by (ii) the aggregate number of shares of Seagate common stock issuable upon the exercise in full of such option, divided by (c) the average closing price of a share of Seagate common stock, as reported on The New York Stock Exchange, for the five consecutive trading days ending two trading days immediately preceding the effective time of the merger. A number of these shares will be deducted and withheld as required to satisfy applicable withholding obligations of Seagate.

     Shares of Seagate common stock outstanding immediately prior to the effective time held by a holder who has demanded and perfected his or her right to appraisal will not be converted into the right to receive the merger consideration. The holder will instead be entitled to the rights that are afforded under the Delaware General Corporation Law. A description of these rights may be found under "-- Appraisal Rights" beginning on page 159 of this document.

THE MERGER CONSIDERATION

     The merger consideration payable for each outstanding share of Seagate common stock (other than shares being canceled as described above in "-- Effects of the Merger") will consist of an amount of cash (sometimes referred to in this document as the cash portion) and a fraction of a share of VERITAS common stock (sometimes referred to in this document as the stock portion) and a proportionate interest in the tax refund amount. Neither the cash portion, the stock portion, or the fair market value of the tax refund amount will be determined until the day the merger is completed. Seagate and VERITAS have established a toll-free telephone number that Seagate stockholders and VERITAS stockholders can call beginning 10 days prior to the special meetings. This number is 1-866-366-2506. Seagate and VERITAS stockholders may call this telephone number to find out the amount of cash and VERITAS common stock that Seagate's stockholders would be entitled to receive in connection with the merger, and the number of shares of VERITAS common stock that VERITAS would issue in connection with the merger, in each case, as if the merger were completed on the day immediately following the date on which the telephone number is called. The recorded message on this telephone number will be updated each day until the day of the special meetings. Seagate stockholders and VERITAS stockholders are cautioned, however, that the amounts provided in this recorded message necessarily will be different than the actual amounts to be received or issued in connection with the merger. These actual amounts will not be determined until on, or possibly after, the day of the special meetings.

     The aggregate consideration payable in the merger in exchange for all shares of Seagate common stock eligible to receive the merger consideration will be based on four components:

     - the amount of cash held by Seagate immediately prior to the effective time of the merger;

     - the number of shares of VERITAS common stock held by Seagate Software at the effective time of the merger;

     - the negotiated value of the shares of Gadzoox Networks and Lernout & Hauspie held by Seagate at the effective time of the merger; and

     - the value of the tax refund amount.

     This aggregate consideration will then be allocated to the number of shares of Seagate common stock to be converted in the merger, which will be based on:

     - the number of shares of Seagate common stock outstanding at the time of the merger;

     - the number of restricted Seagate shares held by members of Seagate's senior management team who will participate in the ownership of Suez Acquisition Company that are being converted into shares of Suez Acquisition Company (as described under "Special Factors Regarding the Leveraged Buyout and the

       Merger -- Consideration of the Leveraged Buyout and the Merger by
       Seagate -- Interests of Directors and Other Executive Officers of Seagate in the Leveraged Buyout and the Merger -- Equity Rollover" beginning on page 99 of this document);

     - the net number of shares of Seagate common stock issued upon acceleration and conversion of outstanding options to purchase Seagate common stock (after withholding), as described in the fifth bullet point of the second paragraph of "-- Effects of the Merger;" and

     - the number of shares of Seagate common stock to be canceled, as described in the second and third bullet points of the second paragraph of "-- Effects of the Merger."

     VERITAS and Seagate will determine the total number of shares of Seagate common stock to be converted in the merger on the day the merger is completed. In this section, we sometimes refer to this total number of shares to be so converted in the merger as the "Total Seagate Shares."

  THE STOCK PORTION

     The stock portion of the merger consideration will consist of a fraction of a share of VERITAS common stock. This fraction will be determined on the day the merger is completed. The fraction will be determined by calculating the total number of VERITAS shares to be issued in connection with the merger, and then dividing this total by the Total Seagate Shares.

     The total number of VERITAS shares to be issued in connection with the merger consists of three components:

     - the 109,330,300 shares being issued in consideration for the 128,059,966 VERITAS shares held by Seagate Software;

     - the number of shares to be issued in lieu of part of the cash portion in the event that VERITAS elects to reduce the cash portion by $250 million or $500 million, as described below under "-- The Cash Portion"; and

     - the number of shares to be issued in consideration for the shares held by Seagate of Gadzoox Networks and Lernout & Hauspie.

     The 109,330,300 shares is a fixed number derived by multiplying the 128,059,966 VERITAS shares held by Seagate Software by .853743. This discount of approximately 14.6% was agreed to in arm's-length negotiations between Seagate and VERITAS as consideration for VERITAS' willingness to participate in the transactions described in this document, including its willingness to accept the potential risk of liabilities arising out of Seagate's operating businesses in the event that Suez Acquisition Company is unable to satisfy its obligations under the indemnification agreement.

     The number of shares to be issued as a result of VERITAS' election to reduce the cash portion will be determined by dividing the amount so elected (either $0, $250 million or $500 million) by the average closing price per share of VERITAS common stock, as reported on the Nasdaq National Market, for the five consecutive trading days ending on the day immediately preceding the date that VERITAS makes its election.

     In order to determine the number of shares to be issued as consideration for the shares of Gadzoox Networks and Lernout & Hauspie held by Seagate, the parties first will calculate the aggregate value of these investment securities as provided in the merger agreement. The merger agreement provides that the value of these securities will be based on average closing prices on the Nasdaq National Market, but will be discounted to reflect contractual, legal and practical limitations on transferability, as well as to reflect estimated taxes that would be payable if Seagate sold these securities.

     For example, the value of the Gadzoox Networks shares will be determined as described below:

     Step 1: Determine the average closing price of a share of Gadzoox Networks common stock, as reported on the Nasdaq National Market, for the five consecutive trading days ending two trading days immediately preceding the date of completion of the merger.

     Step 2: Multiply the average price determined in Step 1 by 0.6. (The purpose of this Step 2 is to discount the per-share value to reflect restrictions on transfer described above and the liquidity risk associated with a large block of Gadzoox Networks stock).

     Step 3: Subtract Seagate's tax basis in a share of Gadzoox Networks common stock from the amount determined in Step 2.

     Step 4: Multiply the result from Step 3 by 0.4. (The purpose of Steps 3 and 4 is to approximate the taxes that would be payable on a sale of the Gadzoox Networks shares).

     Step 5: Subtract the result from Step 4 from the result in Step 2. (The result of this Step 5 is intended to be the discounted, after-tax value per share.)

     Step 6: Multiply the result from Step 5 by the number of Gadzoox Networks shares that Seagate holds immediately prior to the effective time of the merger.

     The value of Seagate's shares of Lernout & Hauspie will be determined in the same way as described for the Gadzoox Networks shares in Steps 1 through 6 above.

     Once the values of all of the securities are calculated as described above, the total aggregate value of all such securities together will be divided by the average closing price per share of VERITAS common stock, as reported on the Nasdaq National Market, for the five consecutive trading days preceding the second date before the completion of the merger. The result of this calculation will be the number of VERITAS shares issuable in consideration for the securities.

     The market value and negotiated discounts (after estimated taxes) for these securities, based on October 11, 2000 closing prices and the number of shares held by Seagate as of October 11, 2000 is:

                                                        DISCOUNTED VALUE
                                                     (AFTER ESTIMATED TAXES       NO. OF
ISSUED                 TAX BASIS     MARKET VALUE        AT A 40% RATE)         SHARES HELD
------                 ----------    ------------    -----------------------    -----------
                       (MILLIONS)     (MILLIONS)           (MILLIONS)
Gadzoox Networks.....    $31.9          $27.0                 $22.5              5,274,015
Lernout & Hauspie....    $36.9          $36.1                 $27.8              3,319,369*

---------------

* Excludes 297,120 shares to be held in escrow for a period of time following the completion of the merger. See "-- Escrowed Lernout & Hauspie Shares" on page 145 of this document.

     Seagate and VERITAS will determine the stock portion on the day the merger is completed. Seagate stockholders may call 1-866-366-2506 to find out an estimate of the stock portion as if the merger were completed on the day immediately following the date on which the telephone number is called. The recorded message on this telephone number will be updated each day until the day of the special meetings. Seagate stockholders are cautioned, however, that the estimated stock portion in the recorded message necessarily will be different than the actual stock portion. The actual stock portion will not be determined until on, or possibly after, the day of the special meetings.

     Seagate stockholders should note that the most significant component of the consideration payable in the merger consists of a fixed number of shares of VERITAS common stock (109,330,300 shares), and that there will be no adjustment to this fixed number based upon changes in the market price of VERITAS common stock. As a result, the specific dollar value of the merger consideration will depend, in part, on the market value of VERITAS common stock, and may decrease from the date Seagate stockholders submit their proxies. The market price of VERITAS common stock is subject to the general price fluctuations in the market for publicly traded equity securities generally and has experienced significant volatility.

  THE CASH PORTION

     The cash portion of the merger consideration will consist of:

     - the net cash received by Seagate in connection with the leveraged buyout; and

     - all of Seagate's other cash on hand at the time the merger is completed (i.e., all cash remaining after delivering $765 million to the private equity group in connection with the leveraged buyout, withholding and depositing $150 million in a trust pending the resolution of some Seagate tax audits, and providing for payment of Seagate's current tax liabilities, tax withholding obligations, outstanding debt, and transaction expenses).

     Seagate and VERITAS will determine the cash portion on the day the merger is completed. Seagate stockholders may call 1-866-366-2506 to find out an estimate of the cash portion as if the merger were completed on the day immediately following the date on which the telephone number is called. The recorded message on this telephone number will be updated each day until the day of the special meetings. Seagate stockholders are cautioned, however, that the estimated cash portion in the recorded message necessarily will be different than the actual cash portion. The actual cash portion will not be determined until on, or possibly after, the day of the special meetings.

     The merger agreement permits VERITAS to elect to reduce the cash portion by either $250 million or $500 million. VERITAS must choose one of these amounts during the 15 trading days ending two trading days prior to the date of the Seagate special meeting. If VERITAS chooses to reduce the cash portion, it will issue additional shares of VERITAS common stock as part of the consideration payable in the merger, as described above under "-- The Stock Portion."

     The cash portion of the merger consideration also includes the right to receive a pro rata portion of $50 million to be distributed to Seagate stockholders following court approval of the settlement of existing class action litigation and dismissal with prejudice of the underlying complaints in this litigation and related lawsuits pending in California.

  SEAGATE'S TAX REFUNDS AND CREDITS

     A portion of the merger consideration will consist of the right to receive the benefit of any net operating loss carryback which results in a tax refund and tax credits utilized

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following the completion of the merger that are attributable to Seagate for taxable years or periods (or any portion of a taxable year or period) ending on or prior to the effective time of the merger. On or prior to the completion of the merger, Seagate is required to appoint an administrator to oversee the collection and distribution of the Seagate tax refunds and credits.

     Seagate expects that the federal net operating loss giving rise to the tax refund and some tax credits will be fully utilized by carrying back such losses and credits to Seagate's taxable year ending June 30, 2000, and the refund attributable such carryback will be realized on or before June 30, 2001, although it is possible that some amount of the net operating loss will be available for use as a carry forward in future years, in which case the tax benefit associated with such carry forward will not be available to Seagate stockholders. The parties have also agreed that $150 million of cash, otherwise for distribution to Seagate stockholders in connection with the merger, will be withheld at closing and will be retained under the control of the administrator until the conclusion of tax audits and the expiration of the period for assessment with respect to those taxable periods beginning on or after July 1, 1999 and ending on or before the closing date of the merger. To the extent the cash amount accumulated in the trust exceeds $150 million, such excess will be distributed to Seagate stockholders entitled thereto on a quarterly basis, provided that the amount available for distribution is at least $5 million. Upon the conclusion of the federal tax audits in respect of the taxable year in which the potentially available tax refund arises and the tax credit is expected to be utilized and the taxable year in which the loss and credit originated, the administrator will make payments in respect of any Seagate income taxes due with respect to such audit and expenses and the remainder of the $150 million will be distributed to the holders of the rights to receive such tax refunds and credits, less $25 million to be retained if other non-federal audits, contests or statute of limitations are still pending or running, as the case may be. Upon the completion of the last audit or the expiration of the last statute of limitations with respect to taxable periods beginning on or after July 1, 1999 and ending on or before the closing date of the merger, the remaining amount held in the account will be distributed as quickly as possible to the holders of the rights to receive the benefit of those tax refunds and credits and the $150 million of retained cash.

     The administrator will have the right to review any claims for tax refunds and tax returns in which tax credits are utilized that give rise to a tax refund or credit amount. Upon receipt of a refund or upon the effective utilization of a tax credit, VERITAS is required to remit an amount of cash equal to such refund or in the amount of the utilized credit to the administrator within 10 business days of receipt of such refunds or utilization of such credits. Amounts remitted thereafter are subject to an interest charge of 8% per annum. All funds collected by the administrator will be invested in short-term money market instruments and paid to those persons who were Seagate stockholders as of the effective time of the merger at the end of each calendar quarter. The first distribution with respect to a Seagate stockholder's right to tax refunds or credit is not expected to occur at the earliest until the second quarter of 2001. The amounts collected will be decreased by the amount of the administrator's fees of 1% of amounts distributed to the Seagate stockholders, third party expenses and amounts paid to VERITAS to reimburse it for taxes imposed on income earned on the collection account.

     Each Seagate stockholder's interest in Seagate's tax refunds and credits and the $150 million of retained cash is a non-transferable right and will be evidenced by appropriate documentation as agreed upon by Seagate and VERITAS prior to the completion of the merger. A person's right to receive his, her or its proportionate interest

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in Seagate's tax refunds and credits is limited to amounts received net of payments of Seagate taxes as described above, expenses and reimbursement for taxes on the trust's income, in respect of claims for refunds or the utilization of credits that arise as a result of a settlement or a final determination with respect to the audit, examination or contest that involves an item giving rise to a tax refund or the utilization of credits, or the expiration of the statute of limitations of a taxable year in which the net operations loss or credits arose or were utilized.

     In connection with the merger, Seagate anticipates that it may recognize a significant compensation deduction in connection with the mandatory exercise of employee stock options. The size of this deduction will vary directly with the value of merger consideration. In addition, Seagate and Suez Acquisition Company will make tax elections in connection with the leveraged buyout which will result in additional losses being recognized in Seagate's taxable year in which the leveraged buyout occurs. It is anticipated, although not certain, that the compensation deduction and the loss recognized in connection with such elections will offset the net gain, if any, recognized in connection with the sale of Seagate's operating assets and all other taxable income accrued in the tax period within which the merger occurs (before taking into account this compensation deduction and the tax benefits of the elections), thus creating a net operating loss for such period. This net operating loss, if any and to the full extent permitted by law, will be carried back to prior taxable years in which Seagate paid federal income tax and should be reflected in the amounts potentially available to the Seagate stockholders. Seagate expects federal net operating losses that arise in the year in which the merger occurs will be fully realized as a carryback to its fiscal year ended June 30, 2000; although it is possible that some amount of the net operating loss will be available for use as carryforwards in future years. Seagate's stockholders will not be entitled to receive any amounts with respect to this right relating to net operating loss carryforwards used in years beginning after the completion of the merger. It is anticipated that the majority of the net operating loss will not be available to be carried back under various state income tax regimes that are applicable to Seagate. Accordingly, these state net operating losses will not result in a tax benefit that will be available to the Seagate stockholders.

     Each share of Seagate common stock outstanding immediately prior to the completion of the merger (other than certain shares to be canceled) will be entitled to receive a proportionate share of the amounts Seagate's stockholders receive in respect of Seagate's tax refunds and credits and the $150 million of retained cash (net of payments of Seagate income taxes as described above, expenses and fees and reimbursement for taxes on the trust's income) based upon the total number of shares of Seagate common stock outstanding immediately prior to the effective time of the merger, including:

     - all shares of Seagate common stock issuable upon the acceleration and net exercise of all stock options to acquire Seagate common stock, other than
       (1) such shares that are deducted and withheld by Seagate in order to satisfy applicable withholding obligations and (2) stock options held by members of Seagate's senior management team that are being converted into options of Suez Acquisition Company; and

     - all shares of Seagate common stock issuable upon the exercise of all rights under Seagate's employee stock purchase plan.

  ESCROWED LERNOUT & HAUSPIE SHARES

     A portion of Seagate's shares (297,120 shares) of Lernout & Hauspie are being held in escrow in accordance with the terms of agreements governing Lernout & Hauspie's

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recently completed acquisition of Dragon Systems. These escrowed shares with a fair value of $3.2 million as of October 11, 2000 are included as part of Seagate's investment securities that VERITAS will acquire in the merger; however, VERITAS will deliver no separate consideration for them. Instead, when and if they are released from escrow, these escrowed shares will be transferred to the trustee or administrator that will administer the distribution of the tax refund amount, and will be sold (or distributed) when permitted under applicable law and in accordance with any contractual restrictions, and the proceeds distributed to Seagate stockholders, along with tax refunds and credits, following completion of the merger.

  ADJUSTMENTS AND WITHHOLDING

     The merger consideration will be adjusted to reflect the effect of any stock split, reverse stock split, stock dividend, reorganization, recapitalization, exchange of shares or other similar change with respect to VERITAS common stock or Seagate common stock occurring prior to the effective time.

     The exchange agent, VERITAS and Seagate are entitled to deduct and withhold from the merger consideration payable to any holder or former holder of Seagate common stock, or any holder of options to purchase Seagate common stock that are accelerated immediately prior to the effective time and converted into the right to receive the merger consideration (as described above under "-- Effects of the Merger" beginning on page 138 of this document), such amounts as may be required to be deducted or withheld under applicable tax or other legal requirements. Any amounts that are withheld will be treated for all purposes under the merger agreement as having been delivered or otherwise paid to the person to whom such amounts would otherwise have been delivered or paid.

     No fractional shares will be issued pursuant to the merger. In lieu of issuing any fractional shares, former holders of Seagate common stock will be entitled to receive cash equal to the product obtained by multiplying such fractional share amount (after aggregating all fractional shares to which a former holder of Seagate common stock would be entitled) by the average closing price of a share of VERITAS common stock, as reported on the Nasdaq National Market, for the five consecutive trading days ending two trading days immediately preceding the effective time.

EFFECTIVENESS OF THE MERGER

     The merger will become effective when a certificate of merger is duly filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the Delaware General Corporation Law or at such other time as may be agreed upon in writing by VERITAS and Seagate and specified in the certificate of merger.

EXCHANGE AND PAYMENT PROCEDURES FOR SEAGATE STOCKHOLDERS

     VERITAS has selected ChaseMellon Shareholder Services, LLC to act as exchange agent. Promptly following the completion of the merger, VERITAS will deposit with the exchange agent the aggregate amount of cash and the number of shares of VERITAS common stock required to pay the merger consideration (other than the tax refund amount, which is dealt with as described below). Promptly following the effective time, the exchange agent will mail to each holder of record of certificates of Seagate common stock a letter of transmittal and instructions for surrendering certificates that, prior to the effective time, represented shares of Seagate common stock, in exchange for certificates representing shares of VERITAS common stock issuable and cash payable in respect of

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such surrendered certificates. Upon due execution and delivery to the exchange agent and acceptance by the exchange agent of a letter of transmittal, accompanied by certificates formerly representing shares of Seagate common stock, the holder of such surrendered certificates will be entitled to the merger consideration (other than the tax refund amount, which is dealt with as described below).

     SEAGATE STOCKHOLDERS SHOULD NOT DELIVER THEIR SEAGATE COMMON SHARE CERTIFICATES NOW. SEAGATE STOCKHOLDERS SHOULD SEND THEM ONLY ACCORDING TO THE INSTRUCTIONS INCLUDED IN THE LETTER OF TRANSMITTAL WHICH WILL BE MAILED TO SEAGATE STOCKHOLDERS PROMPTLY AFTER THE EFFECTIVE TIME OF THE MERGER. IN ALL CASES, THE MERGER CONSIDERATION WILL BE PROVIDED ONLY IN ACCORDANCE WITH THE PROCEDURES SET FORTH IN THE MERGER AGREEMENT AND THE LETTER OF TRANSMITTAL.

     Promptly following the effective time, the exchange agent will mail to each holder of any option to purchase Seagate common stock that was converted into the right to receive the merger consideration, as described above under "-- Effects of the Merger" beginning on page 138 of this document, a letter of transmittal and instructions for receiving certificates representing shares of VERITAS common stock issuable and cash payable pursuant to the merger. Upon due execution and delivery to the exchange agent of a letter of transmittal and acceptance thereof by the exchange agent, the holder of such option will be entitled to the merger consideration (other than the tax refund amount, which is dealt with as described below) in respect of each share of Seagate common stock deemed issued to such holder immediately prior to the effective time.

     VERITAS strongly recommends that letters of transmittal and certificates for Seagate common stock be sent only by registered United States mail, return receipt requested, appropriately insured. Holders of Seagate common stock whose certificates are lost will be required to make an affidavit claiming such certificate or certificates have been lost, stolen or destroyed and, if required by VERITAS, such holders will further be required to post a bond in such amount as VERITAS may reasonably require as indemnity against any claim that may be made against VERITAS with respect to such certificate.

     Any amounts held by the exchange agent and not validly claimed by Seagate stockholders within six months after the effective time will be delivered to VERITAS upon its demand. Following delivery to VERITAS, any holder of certificates formerly representing shares of Seagate common stock and any holder of Seagate options that were deemed converted into shares of Seagate common stock that have not complied with the terms and conditions for the receipt of the merger consideration set forth in the merger agreement will thereafter become general creditors of VERITAS in respect of the merger consideration.

     VERITAS will only issue to Seagate stockholders a VERITAS stock certificate or a check in lieu of a fractional share in the name in which the surrendered Seagate stock certificate is registered. If Seagate stockholders wish to have their certificates issued to another name, they must present the exchange agent with all documents required to show and effect the unrecorded transfer of ownership and show that they paid any applicable stock transfer taxes.

     Upon receipt of a refund or upon the effective utilization of a tax credit (or, if applicable, upon receipt of any net proceeds from the sale of all or a portion of the shares of Lernout & Hauspie capital stock), VERITAS is required to remit any such amounts to the administrator of the tax refund amount within 10 business days of receipt. All funds collected by the administrator will be invested in short-term money market instruments

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and distributed to Seagate stockholders at the end of each calendar quarter commencing with the first such day that is at least 45 days following the closing of the merger, if the amount available for distribution is at least $5 million.

NO DIVIDENDS

     Until they have exchanged their certificates for VERITAS certificates in the manner described above under "-- Exchange and Payment Procedures for Seagate Stockholders" beginning on page 146 of this document, Seagate stockholders will not be entitled to receive any dividends or other distributions on VERITAS common stock.

     Subject to applicable laws, promptly following surrender of their Seagate stock certificates and the issuance of the corresponding VERITAS certificates, Seagate stockholders will be paid the amount of dividends or other distributions, without interest, with a record date after the completion of the merger which were previously paid with respect to their whole shares of VERITAS common stock.

TRANSFER OF SEAGATE COMMON STOCK

     No transfer of shares of Seagate common stock will be made on the stock transfer books of Seagate after the close of business on the day immediately prior to the effective time. If, on or after the effective time, certificates for shares of Seagate common stock are presented, they will be canceled and exchanged for the right to receive the merger consideration, as provided above under "-- Exchange and Payment Procedures for Seagate Stockholders" beginning on page 146 of this document.

REPRESENTATIONS AND WARRANTIES

     The merger agreement contains various representations and warranties of Seagate to VERITAS and merger sub, including with regard to the following matters:

     - the due organization and valid existence of Seagate and its subsidiaries and similar corporate matters;

     - the capitalization of Seagate and its subsidiaries;

     - the due authorization, execution and delivery of the merger agreement and the stock purchase agreement and their binding effect on Seagate;

     - the absence of conflicts with respect to Seagate's charter documents, laws, judgments or obligations by which Seagate is bound;

     - that no material consents are required (other than the filing and effectiveness of the registration statement, the filing of this document, the filing of a certificate of merger and filings required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended) in connection with Seagate's execution of the merger agreement and the stock purchase agreement;

     - the completeness and accuracy of Seagate's filings with the Securities and Exchange Commission and the accuracy of its financial statements;

     - the absence of liabilities other than liabilities being retained by Seagate under the terms of the merger agreement or arising in connection with the transactions under the merger agreement, and other than liabilities for which VERITAS is entitled to indemnification under the indemnification agreement described under "Other

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       Agreements Related to the Leveraged Buyout and the Merger -- The
       Indemnification Agreement" beginning on page 165 of this document;

     - the absence of any material adverse effect on Seagate or its subsidiaries since December 31, 1999;

     - compliance in all material respects with laws and obligations by which Seagate is bound;

     - maintenance of and compliance with permits that are material to the operation of Seagate's business;

     - the absence of threatened or pending litigation that would reasonably be expected to have a material adverse effect on Seagate;

     - that no brokers or finders have been employed by Seagate in connection with the merger or the leveraged buyout other than Morgan Stanley;

     - the absence of liens or encumbrances with respect to assets that will not be transferred to Suez Acquisition Company in connection with the leveraged buyout;

     - the accuracy of the information provided by Seagate for inclusion in the registration statement or this document;

     - that the board of directors of Seagate has determined that the merger, the leveraged buyout and the transactions contemplated by the merger agreement and the stock purchase agreement are fair to, advisable and in the best interests of its stockholders, that the board has duly approved the merger, the leveraged buyout, the merger agreement, the stock purchase agreement and the other transactions contemplated by these agreements, and has determined to recommend that the stockholders of Seagate approve the same;

     - the inapplicability of state takeover statutes to the merger, the leveraged buyout, the merger agreement, the stock purchase agreement or the other transactions contemplated by these agreements;

     - the receipt of a written opinion from Morgan Stanley to the Seagate board of directors to the effect that the merger consideration was fair to the stockholders of Seagate from a financial point of view;

     - the continuous beneficial ownership since May 28, 1999 by Seagate Software of all shares of VERITAS common stock held, directly or indirectly, by Seagate;

     - the lack of involvement of Seagate or any of its affiliates in an intercompany transaction with respect to the VERITAS common stock which may be subject to gain recognition under applicable Treasury Regulations under the Internal Revenue Code;

     - Seagate's filing of accurate tax returns and the timely payment or establishment of an adequate reserve for the payment of taxes owed and the absence of any proposed deficiency for any such taxes; and

     - that Seagate is not a United States real property holding company, as defined in the Internal Revenue Code.

     These representations and warranties are subject, in certain cases, to specified exceptions and qualifications.

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     The merger agreement also contains representations and warranties of
VERITAS and merger sub to Seagate, including with regard to the following matters:

     - the due organization and valid existence of VERITAS and its subsidiaries and similar corporate matters;

     - the capitalization of VERITAS and merger sub;

     - the due authorization, execution and delivery of the merger agreement and its binding effect on VERITAS and merger sub;

     - the absence of conflicts with respect to VERITAS and merger sub's charter documents, laws, judgments or obligations by which VERITAS or merger sub is bound;

     - that no material consents are required (other than the filing and effectiveness of the registration statement, the filing of this document, the filing of a certificate of merger and filings required under the Hart-Scott-Rodino Antitrust Improvements Act) in connection with VERITAS or merger sub's execution of the merger agreement;

     - the completeness and accuracy of VERITAS' filings with the Securities and Exchange Commission and the accuracy of its financial statements;

     - the absence of any material adverse effect on VERITAS since December 31, 1998;

     - the absence of threatened or pending litigation that would reasonably be expected to have a material adverse effect on VERITAS;

     - that no brokers or finders have been employed by VERITAS in connection with the merger other than Credit Suisse First Boston Corporation;

     - the accuracy of the information provided by VERITAS for inclusion in the registration statement or this document;

     - that the board of directors of VERITAS has determined that the merger and the other transactions contemplated in the merger agreement are advisable and in the best interests of VERITAS and its stockholders, and that the board has duly approved the merger, the merger agreement and the other transactions contemplated in the merger agreement, and has determined to recommend that the stockholders of VERITAS approve the share issuance;

     - the receipt of a written opinion from Credit Suisse First Boston Corporation to the effect that the stock portion of the merger consideration to be paid by VERITAS is fair to VERITAS from a financial point of view; and

     - that merger sub was formed solely for the purpose of engaging in transactions contemplated by the merger agreement and has not engaged in any business activities, conducted any operations or incurred any liabilities other than in connection with the transactions contemplated under the merger agreement.

     These representations and warranties are subject, in certain cases, to specified exceptions and qualifications.

     The representations and warranties of each of the parties to the merger agreement will expire upon completion of the merger.

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COVENANTS RELATING TO SOLICITATIONS BY SEAGATE PRIOR TO THE COMPLETION OF THE
MERGER

     Under the merger agreement, Seagate has agreed that, prior to the effective time of the merger or the termination of the merger agreement, Seagate, its subsidiaries and their officers, directors, agents, advisors and representatives may not solicit, initiate, encourage, or induce any third party to make, submit or announce, an offer or proposal regarding any of the following:

     - the acquisition by any third party of more than 15% in interest or beneficial ownership of the voting power of the total outstanding capital stock of Seagate through an issuance of securities by Seagate, or a direct purchase, tender or exchange offer, merger, consolidation or other business combination;

     - a sale, lease, exchange, transfer, license or disposition by Seagate of more than 15% of the fair market value of its consolidated property and assets; or

     - the liquidation or dissolution of Seagate, excluding in all cases any disposition of the operating assets being sold to Suez Acquisition Company in the leveraged buyout.

     In addition, under the terms of the merger agreement, Seagate may not participate in any discussions or negotiations regarding any of the transactions described above, furnish information to any third party regarding or otherwise facilitate such transactions. Seagate has also agreed that it will not enter into a letter of intent or similar document, or any contract, agreement or commitment regarding any of the transactions described above, or otherwise approve, recommend or endorse any such transactions.

     Notwithstanding the foregoing restrictions, under the terms of the merger agreement, Seagate may, prior to the date of approval of the merger agreement and the merger by the stockholders of Seagate, enter into a confidentiality or non-disclosure agreement with any third party, furnish information regarding Seagate to any third party, and enter into discussions or negotiations with any third party if all of the following occur:

     - Seagate receives a bona fide written offer from a third party regarding any of the following transactions:

       - a merger, consolidation or other business combination transaction involving Seagate pursuant to which Seagate's stockholders would hold less than fifty percent of the surviving entity;

       - a sale or other disposition by Seagate of property and assets representing all or substantially all of Seagate's consolidated assets; or

       - the acquisition by any third party of beneficial ownership of more than fifty percent of the voting power of the total outstanding capital stock of Seagate;

       provided that the board of directors of Seagate determines, after consultation with its outside financial advisors, that the proposed transaction is more favorable to the stockholders of Seagate, from a financial point of view, than the merger agreement and the merger;

     - Seagate, its subsidiaries and their respective agents, advisors and representatives have not violated restrictions regarding Seagate's ability to solicit third party proposals as described above;

     - the board of directors of Seagate concludes in good faith, after consulting with its legal counsel that it is reasonably necessary to engage in such action in order to

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       comply with its fiduciary obligations to the stockholders of Seagate under applicable law;

     - Seagate obtains a customary confidentiality or non-disclosure agreement from the third party which contains terms and conditions which are substantially the same as the terms of Seagate's confidentiality agreement with VERITAS; and

     - prior to furnishing any non-public information to the third party or entering into discussions or negotiations with the third party, Seagate notifies VERITAS of its intention to furnish such information or to enter into such discussions or negotiations and provides VERITAS with the same information (to the extent not already provided to VERITAS) and the terms and conditions of any such discussions and negotiations.

COVENANT RELATING TO MODIFICATION OF THE STOCK PURCHASE AGREEMENT

     Seagate has agreed not to waive, amend or modify, and has agreed to cause Seagate Software not to waive, amend or modify, any terms of the stock purchase agreement, provided that Seagate may terminate the stock purchase agreement in accordance with the termination provisions in the merger agreement.

COVENANT TO SEEK WAIVERS FOR CLAIMS RELATING TO CANCELLATION OF SHARES AND
OPTIONS

     Seagate has agreed to use its best efforts to obtain from certain senior executive officers of Seagate a waiver of any claims he or she may have against VERITAS or Seagate resulting from the cancellation of the restricted shares of Seagate common stock and the unvested options to purchase shares of Seagate stock that are being converted into shares of, or options to purchase, as applicable, Suez Acquisition Company stock held by such executive officers of Seagate (as described under "Special Factors Regarding the Leveraged Buyout and the Merger -- Consideration of the Leveraged Buyout and the Merger by Seagate -- Interests of Directors and Other Executive Officers of Seagate in the Leveraged Buyout and the Merger -- Equity Rollover" beginning on page 99 of this document). Seagate is also obligated to use its best efforts to obtain similar waivers from any individual that is party to any employment, severance or change in control or similar agreement with Seagate or who participates in any Seagate plan providing severance or change in control benefits.

COVENANT TO RECOMMEND THE MERGER TO THE SEAGATE STOCKHOLDERS AND THE VERITAS STOCKHOLDERS

     VERITAS and Seagate have agreed to seek and solicit the requisite vote of stockholders at their respective special meetings for, in the case of Seagate, the adoption and approval of the stock purchase agreement and the leveraged buyout, and the merger agreement and the merger, and, in the case of VERITAS, the adoption and approval of the issuance of new shares of VERITAS common stock in connection with the merger. Both the VERITAS and the Seagate boards of directors are obligated to recommend to their respective stockholders that they vote in favor of such matters. Notwithstanding the foregoing commitment, the board of directors of Seagate may withdraw, amend or modify its recommendation if all of the following occur:

     - Seagate receives a proposal from a third party that meets one of the criteria set forth in the first bullet point of the third paragraph under "-- Covenants Relating to

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       Solicitations by Seagate Prior to the Completion of the Merger" beginning on page 151 of this document;

     - Seagate, its subsidiaries and their respective agents, advisors and representatives have not violated the terms of the merger agreement regarding restrictions on their ability to solicit third party proposals as described above; and

     - the board of directors of Seagate concludes in good faith, after consulting with its legal counsel, that such withdrawal, amendment or modification is necessary in order to comply with its fiduciary obligations to the stockholders of Seagate under applicable law.

COVENANTS RELATING TO DIRECTORS' AND OFFICERS' INDEMNIFICATION AND INSURANCE

     The merger agreement provides that VERITAS will fulfill and honor in all respects the obligations of Seagate under any indemnification agreements between Seagate and any of its directors and officers, as in effect prior to the date of the merger agreement, but only to the extent that the obligations under such indemnification agreements relate to approval and adoption of the merger. In addition, the merger agreement provides that, for a period of six years after the merger, VERITAS will cause Seagate to maintain the indemnification obligations, and the exculpation, expense advancement and elimination of liability provisions, contained in Seagate's certificate of incorporation and bylaws immediately prior to the merger to the extent that such provisions apply to the adoption and approval of the merger, and will not permit Seagate to amend, repeal or otherwise modify these provisions in a manner that adversely affects the rights of any directors, officers, employees or agents of Seagate, except as otherwise required by applicable law. The merger agreement further provides that VERITAS will use commercially reasonable efforts to maintain in effect, for a period of six years following the merger, a policy of directors' and officers' liability insurance for the benefit of the directors and officers of Seagate who are currently covered under Seagate's directors' and officers' liability insurance on terms that are comparable to those of Seagate's current directors' and officers' insurance coverage.

THE CLOSING; CONDITIONS TO THE CLOSING

  THE CLOSING

     The closing date of the merger will be determined by Seagate and VERITAS, but will be no later than the second business day following the satisfaction or waiver of the conditions to the closing that are to be satisfied other than on the closing date. At the closing, Seagate and VERITAS will effect the merger by filing a certificate of merger with the Secretary of State of the State of Delaware in accordance with Delaware law.

  CONDITIONS TO THE CLOSING

     The obligations of each of Seagate, VERITAS and merger sub to consummate the merger are subject to the fulfillment or waiver at or prior to the effective time of certain conditions, including the following:

     - approval of the merger agreement and the merger by the requisite vote of the stockholders of Seagate at the Seagate special meeting, and approval of the share issuance by the requisite vote of the stockholders of VERITAS at the VERITAS special meeting;

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     - the Securities and Exchange Commission having declared the registration statement (of which this document is a part) effective and no stop order or similar proceeding having been initiated or threatened;

     - no law, ruling, court or other order or injunction having been enacted or issued directing that the transactions contemplated by the merger agreement not be consummated, and all requirements under the Hart-Scott-Rodino Antitrust Improvements Act relating to the contemplated transactions having expired or terminated early;

     - VERITAS and Seagate having received written opinions from their respective tax counsels that the merger should constitute a "reorganization" within the meaning of the applicable sections of the Internal Revenue Code, and such opinions not having been withdrawn; and

     - the closing of the leveraged buyout, and the absence of any assets or liabilities of Seagate and Seagate Software other than the assets being retained by Seagate and liabilities relating to these assets or liabilities for which VERITAS is entitled to indemnification under the indemnification agreement.

     In the event that tax counsel were unable to deliver the tax opinions referred to above, the merger would not be consummated unless the condition requiring the delivery of tax opinions was waived. Neither VERITAS nor Seagate intends to waive this condition. If tax counsel were unable to deliver the tax opinions, revised proxy materials would be circulated to Seagate stockholders describing the altered tax consequences of the merger and a new vote of the Seagate stockholders would be held.

     The obligation of Seagate to effect the merger and other transactions contemplated under the merger agreement is further subject to the fulfillment or waiver on or prior to the effective time of the following conditions:

     - accuracy in all material respects of all representations and warranties of VERITAS contained in the merger agreement as of the date of the merger agreement and as of the closing date (except for representations and warranties made only as of a specified date), except to the extent that any inaccuracies would not, in the aggregate, reasonably be expected to have a material adverse effect on VERITAS; and

     - the performance in all material respects by VERITAS and merger sub of their obligations under the merger agreement.

     The obligation of VERITAS and merger sub to effect the merger and the other transactions under the merger agreement is further subject to the fulfillment or waiver at or prior to the effective time of the following conditions:

     - accuracy in all material respects of all representations and warranties of Seagate contained in the merger agreement as of the date of the merger agreement and as of the closing date (except for representations and warranties made only as of a specified date), except to the extent that any inaccuracies would not, in the aggregate, reasonably be expected to have a material adverse effect on Seagate;

     - the performance in all material respects by Seagate of its obligations under the merger agreement;

     - accuracy in all material respects of the representations and warranties of Suez Acquisition Company and its subsidiaries under the indemnification agreement as of

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       the date of the merger agreement and as of the closing date and the binding effect of the indemnification agreement on Suez Acquisition Company and each of its subsidiaries;

     - that all subsidiaries of Suez Acquisition Company have executed and delivered a joinder agreement agreeing to be bound by the terms of the indemnification agreement; and

     - the closing of the bank financing arrangements contemplated under the stock purchase agreement on the terms and conditions specified in the commitment letters referred to in the stock purchase agreement, and the absence of any material change to any term of these financing arrangements that would adversely impact the ability of Suez Acquisition Company and its subsidiaries to satisfy their obligations under the indemnification agreement.

AMENDMENT OR WAIVER OF TERMS OF THE MERGER AGREEMENT

     The merger agreement provides that VERITAS and Seagate may amend the merger agreement or extend the time for performance, waive any inaccuracies in the representations and warranties and waive compliance by the other party with any of the agreements or fulfillment of conditions to its own obligations in whole or in part if the waiver or extension is in writing and signed on behalf of such party. However, under the terms of the stock purchase agreement, Seagate is not allowed to agree to any such amendment, modification or waiver without the consent of Suez Acquisition Company.

TERMINATION; TERMINATION FEES AND PAYMENTS

  TERMINATION

     The merger agreement provides that it may be terminated at any time prior to the effective time, before or after its approval and adoption by the Seagate stockholders and the VERITAS stockholders at their respective special meetings:

     - by mutual written consent, with the authorization of the VERITAS and Seagate boards of directors;

     - by either Seagate or VERITAS:

       - if the merger has not been completed by December 31, 2000, provided that this termination right is not available to any party if the merger has not occurred by this date principally because of a failure by that party to fulfill its obligations under the merger agreement;

       - if a governmental entity has taken any action restraining, enjoining or prohibiting the merger; or

       - if less than the required majority of Seagate stockholders votes in favor of the merger agreement and the merger or less than the required majority of VERITAS stockholders votes in favor of the approval of the issuance of new shares of VERITAS common stock in connection with the merger, provided that this termination right is not available to Seagate if the failure to obtain the approval of Seagate stockholders was caused by a material breach by Seagate of the merger agreement;

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     - by Seagate:

       - if there has been a breach of the representations and warranties of VERITAS contained in the merger agreement, which breach would cause a failure of the condition to closing relating to the accuracy of the representations and warranties made by VERITAS in the merger agreement, and VERITAS fails to cure the breach within 35 days after Seagate delivers notice to VERITAS; or

       - if the VERITAS board of directors withdraws or modifies in any manner adverse to Seagate its recommendation in favor of the merger; or

       - if, prior to the receipt of approval of the stockholders of Seagate of the merger agreement and merger:

               - Seagate receives a bona fide written offer made by a third party to consummate (1) a merger, consolidation, business combination or other similar transaction involving Seagate that would result in the stockholders of Seagate prior to completion of such transaction holding less than 50% of the equity interest in the surviving or resulting entity of such transaction; (2) a sale of at least 50% of Seagate's assets and properties (excluding inventory and used equipment sold in the ordinary course of business); or (3) the acquisition by any person or group (including by way of a tender offer or an exchange offer or issuance by Seagate), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing more than 50% of the voting power of the then outstanding shares of capital stock of Seagate, and any financing required to consummate the transaction contemplated by such offer is committed or is likely in the judgment of the board of directors of Seagate to be obtained by such third party on a timely basis;

               - the Seagate board of directors reasonably determines, after consultation with its financial advisor, that the offer is more favorable to the stockholders of Seagate, from a financial point of view, than the terms of the merger agreement and the merger;

               - Seagate has not violated the terms of the merger agreement regarding restrictions on its ability to solicit third party proposals;

               - the Seagate board of directors further concludes in good faith, after consultation with its outside counsel, that there is a reasonable probability that the failure to accept such offer would result in a violation of its fiduciary obligations under applicable law;

               - Seagate enters into an agreement in connection with the offer;
                 and

               - Seagate pays VERITAS the termination fee described below; or

     - by VERITAS:

       - if there has been a breach of the representations and warranties of Seagate contained in the merger agreement, which breach would cause a failure of the condition to closing relating to the accuracy of the representations and warranties made by Seagate in the merger agreement, and Seagate fails to cure the breach within 35 days after VERITAS delivers notice to Seagate;

       - if the Seagate board of directors withdraws or modifies in any manner adverse to VERITAS its recommendation in favor of the merger agreement or the merger,

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         or takes any action or makes any statement inconsistent with its recommendation; or

      - if a person unaffiliated with VERITAS commences a tender or exchange offer relating to the securities of Seagate and Seagate, in the statement it delivers to its securityholders as required under applicable federal securities laws, does not recommend rejection of such tender or exchange offer.

     In the event of termination, the merger agreement will become null and void except that obligations relating to the payment of termination fees as more fully described below under "-- Termination Fees and Payments." Also, any party that intentionally breaches any provision of the merger agreement will continue to be liable for its breach after the merger agreement is terminated.

     All fees (other than termination fees described below) and expenses incurred in connection with the merger agreement and the transactions under the merger agreement will be paid by the party that incurs such expenses, whether or not the merger is consummated.

  TERMINATION FEES AND PAYMENTS

     Under the terms of the merger agreement, Seagate must pay VERITAS a termination fee of $440 million in the following circumstances:

     - if the Seagate board of directors withdraws or modifies in any manner adverse to VERITAS its recommendation in favor of the merger agreement or the merger, or takes any action or makes any statement inconsistent with its recommendation, and VERITAS terminates the merger agreement as a result of these actions;

     - if a person unaffiliated with VERITAS commences a tender or exchange offer relating to the securities of Seagate and Seagate, in its statement to its securityholders required under federal securities law, does not recommend within 10 business days rejection of the tender or exchange offer, and VERITAS terminates the merger agreement as a result of Seagate's failure;

     - if Seagate terminates the merger agreement following receipt of a bona fide written offer which would allow Seagate to terminate the merger agreement as described above under "Termination; Termination Fees and Payments -- Termination";

     - if VERITAS terminates the merger agreement because less than the required majority of Seagate stockholders voted in favor of the merger agreement and the merger and (1) prior to the time of the vote of the Seagate stockholders, a third party had announced or communicated to Seagate a proposal for an alternative transaction (described in the next paragraph) and (2) within 12 months following VERITAS' termination of the merger agreement, Seagate enters into an agreement relating to or consummates an alternative transaction (with the termination fee being payable at the time Seagate enters into an agreement relating to or consummates an alternative transaction); or

     - if either VERITAS or Seagate terminates the merger agreement because the merger has not occurred on or prior to December 31, 2000 and (1) prior to the termination date, a third party has announced or communicated to Seagate a proposal for an alternative transaction, (2) following the announcement or communication of this proposal, Seagate had intentionally breached (and not cured) any of its covenants or agreements in the merger agreement, and this breach

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       contributed to the failure of the merger to occur on or before December
       31, 2000 and (3) within 12 months following the termination, Seagate enters into an agreement relating to or consummates an alternative transaction (with the termination fee being payable at the time Seagate enters into an agreement relating to or consummates an alternative transaction).

     An alternative transaction is any transaction or series of related transactions (excluding any such transaction proposed by VERITAS) involving:

     - any acquisition or purchase of more than 50% in interest of the total outstanding voting securities of Seagate;

     - any tender offer or exchange offer that if consummated would result in any person or group of affiliated persons beneficially owning more than 50% of the total outstanding voting securities of Seagate;

     - any merger, consolidation, business combination or similar transaction involving Seagate pursuant to which the stockholders of Seagate immediately preceding such transaction would hold less than 50% of the equity interests in the surviving or resulting entity of such transaction;

     - any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than 50% of the assets and properties of Seagate; or

     - any liquidation or dissolution of Seagate, excluding in all cases any disposition of the operating assets to Suez Acquisition Company under the stock purchase agreement.

AMENDMENTS TO STOCK PURCHASE AGREEMENT, MERGER AGREEMENT AND INDEMNIFICATION AGREEMENT

     Under a consolidated amendment to the stock purchase agreement, the merger agreement and the indemnification agreement, which was executed on August 29, 2000, the amount of cash Seagate is required to have on hand as a condition to completion of the leveraged buyout was reduced from $775 million to $765 million. In addition, the consolidated amendment clarified the manner of satisfying applicable tax withholding obligations in connection with the merger, and established other agreements with respect to Seagate's tax refunds and credits.

     A second consolidated amendment to the stock purchase agreement, the merger agreement and the indemnification agreement, which was executed on October 18, 2000, increased the purchase price to be paid by Suez Acquisition Company for Seagate's operating assets was increased from $2 billion to $2.050 billion, changed VERITAS' right to elect to retain either $500 million or $750 million of cash to a right to elect to retain either $250 million or $500 million of cash, specified that VERITAS' election to retain cash must be made during the 15 trading days ending two trading days prior to the Seagate special meeting, and reduced the maximum amount that may be withheld at the completion of the merger and deposited in a trust from $300 million to $150 million.

RESTRICTIONS ON SALES OF SHARES BY AFFILIATES

     The shares of VERITAS common stock to be issued in the merger will be registered under the Securities Act of 1933, as amended. These shares will be freely transferable under the Securities Act, except for shares of VERITAS stock issued to any person who is

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an affiliate of Seagate or of VERITAS. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control with Seagate or VERITAS and may include some of their respective officers and directors, as well as their respective principal stockholders. Affiliates may not sell their shares of VERITAS common stock acquired in the merger except pursuant to (1) an effective registration statement under the Securities Act covering the resale of those shares, (2) an exemption under Rule 144 or Rule 145 under the Securities Act, as applicable, or
(3) any other applicable exemption under the Securities Act.

APPRAISAL RIGHTS

     Holders of shares of VERITAS common stock are not entitled to appraisal rights under Section 262 of the Delaware General Corporation Law in connection with the leveraged buyout or the merger.

     Holders of shares of Seagate common stock are entitled to appraisal rights under Section 262 of the Delaware General Corporation Law. A holder having a beneficial interest in shares of Seagate common stock held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect whatever appraisal rights the beneficial owner may have.

     THE FOLLOWING DISCUSSION IS NOT A COMPLETE STATEMENT OF THE LAW PERTAINING TO APPRAISAL RIGHTS UNDER THE DELAWARE GENERAL CORPORATION LAW AND IS QUALIFIED BY THE FULL TEXT OF SECTION 262, WHICH IS REPRINTED IN ITS ENTIRETY AS ANNEX I TO THIS DOCUMENT.

     All references in Section 262 and in this summary to a "stockholder" are to the record holder of shares of Seagate common stock as to which appraisal rights are asserted. As used in this document, "surviving corporation" means Seagate, the corporation surviving the merger.

     Holders of shares of Seagate common stock who do not wish to accept, pursuant to the merger, the merger consideration provided for in the merger agreement and who follow the procedures set forth in Section 262 of the Delaware General Corporation Law will be entitled to have their shares of Seagate common stock appraised by the Delaware Court of Chancery and to receive payment in cash of the "fair value" of such shares of common stock, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, as determined by such court.

     Under Section 262 of the Delaware General Corporation Law, where a merger is to be submitted for approval and adoption at a meeting of stockholders, as in the case of the Seagate special meeting, the corporation submitting the proposed merger to a vote of its stockholders must notify each of its stockholders entitled to appraisal rights that such appraisal rights are available. Such notice must be given by the corporation to its stockholders entitled to appraisal rights no less than 20 days prior to the meeting at which the merger proposal will be submitted to the stockholders for a vote and such notice must include a copy of Section 262 of the Delaware General Corporation Law. THIS DOCUMENT CONSTITUTES SUCH NOTICE TO THE HOLDERS OF SHARES OF SEAGATE COMMON STOCK, AND THE APPLICABLE STATUTORY PROVISIONS OF THE DELAWARE GENERAL CORPORATION LAW ARE ATTACHED TO THIS DOCUMENT AS ANNEX I. Any holder who wishes to exercise such appraisal rights, or who wishes to preserve his or her right to do so, should review the following discussion and Annex I to this document carefully because failure to timely and properly comply with the

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procedures specified will result in the loss of appraisal rights under the
Delaware General Corporation Law.

     A HOLDER OF SHARES OF SEAGATE COMMON STOCK WISHING TO EXERCISE HIS OR HER APPRAISAL RIGHTS MUST DELIVER TO THE SECRETARY OF SEAGATE, BEFORE THE VOTE ON THE MERGER AND THE MERGER AGREEMENT AT THE SEAGATE SPECIAL MEETING, A WRITTEN DEMAND FOR APPRAISAL OF HIS OR HER SHARES OF SEAGATE COMMON STOCK AND MUST NOT VOTE HIS OR HER SHARES OF SEAGATE COMMON STOCK IN FAVOR OF APPROVAL AND ADOPTION OF THE MERGER AND THE MERGER AGREEMENT. Because a proxy which does not contain voting instructions will, unless revoked, be voted for approval and adoption of the merger and the merger agreement, a holder of shares of Seagate common stock who votes by proxy and who wishes to exercise his appraisal rights must:

     - vote against approval and adoption of the merger and the merger agreement; or

     - abstain from voting on approval and adoption of the merger and the merger agreement.

     Neither voting (in person or by proxy) against, abstaining from voting on or failing to vote on the proposal to approve and adopt the merger and the merger agreement will constitute a written demand for appraisal within the meaning of Section 262 of the Delaware General Corporation Law. The written demand for appraisal must be in addition to and separate from any such proxy or vote. In addition, a holder wishing to exercise his or its appraisal rights must continue to hold all of such holder's other shares of Seagate common stock from the date of the demand for appraisal until the completion of the merger.

     Only the person who is the holder of record on the date the written demand for appraisal is made is entitled to assert appraisal rights for the Seagate common stock registered in that holder's name. A demand for appraisal should be executed by or on behalf of the holder of record, fully and correctly, as his or her name appears on the stock certificate(s). If the shares of Seagate common stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the shares of common stock are owned of record by more than one person, as in a joint tenancy and tenancy-in-common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for such owner or owners.

     A record holder such as a broker who holds shares of Seagate common stock as nominee for several beneficial owners may exercise appraisal rights with respect to the shares of Seagate common stock held for one or more beneficial owners while not exercising such rights with respect to the shares of Seagate common stock held for other beneficial owners. In such a case, the written demand should set forth the number of shares of Seagate common stock as to which appraisal is sought and when no number of shares of Seagate common stock is expressly mentioned the demand will be presumed to cover all shares of Seagate common stock held in the name of the record owner. Holders who hold their shares of Seagate common stock in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.

     All written demands for appraisal must be delivered to the Secretary of Seagate, either in person or by mail (certified mail, return receipt requested, being the recommended form of transmittal) addressed to him at: Seagate Technology, Inc., 920 Disc Drive, Scotts Valley,

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California 95066. All written demands for appraisal must be received by Seagate before the taking of the vote on the merger agreement and the merger.

     Within 10 days after the effective time of the merger, the surviving corporation must send a notice as to the effectiveness of the merger to each former stockholder of Seagate who has made such a written demand for appraisal and who has not voted in favor of approval and adoption of the merger and the merger agreement. Within 120 days after the effective time, but not thereafter, the surviving corporation, or any holder who is entitled to appraisal rights under Section 262 of the Delaware General Corporation Law and has complied with the requirements of that section, may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of Seagate common stock. The surviving corporation is under no obligation to and does not presently intend to file a petition in respect of the appraisal of the fair value of the shares of Seagate common stock. Accordingly, it is the obligation of the holders to initiate all necessary action to perfect their appraisal rights within the time prescribed in Section 262 of the Delaware General Corporation Law.

     Within 120 days after the effective time, any holder who has complied with the requirements under Section 262 of the Delaware General Corporation Law for exercise of appraisal rights will be entitled, upon written request, to receive from the surviving corporation a statement setting forth the aggregate number of shares of Seagate common stock with respect to which demands for appraisal have been received and which have not voted in favor of approval and adoption of the merger and the merger agreement, and the aggregate number of holders of such shares of Seagate common stock. Such statements must be mailed within 10 days after a written request therefor has been received by the surviving corporation.

     If a petition for appraisal is duly filed by a holder of shares of Seagate common stock and a copy thereof is delivered to the surviving corporation, the surviving corporation will then be obligated within 20 days to provide the Delaware Court of Chancery with a duly verified list containing the names and addresses of all holders of shares of Seagate common stock who have demanded appraisal of their shares. After notice to such holders, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition to determine those holders who have complied with Section 262 of the Delaware General Corporation Law and who have become entitled to appraisal rights under that section. The Delaware Court of Chancery may require the holders who have demanded payment for their shares of Seagate common stock to submit their stock certificates to the Register in Chancery for a notation thereon of the pendency of the appraisal proceedings, and if any holder fails to comply with such direction, the Delaware Court of Chancery may dismiss the proceedings as to such holder.

     After determining the holders entitled to an appraisal, the Delaware Court of Chancery will appraise the "fair value" of their shares of Seagate common stock, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. Holders considering seeking appraisal should be aware that the fair value of their shares of Seagate common stock as determined under Section 262 of the Delaware General Corporation Law could be more than, the same as or less than the consideration they would receive pursuant to the merger agreement if they did not seek appraisal of their shares of Seagate common stock and that investment banking opinions as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262 of the Delaware General Corporation Law. The Delaware Supreme Court has stated that

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"proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in the appraisal proceedings. More specifically, the Delaware Supreme Court has stated that: "Fair value, in an appraisal context, measures 'that which has been taken from the stockholder, viz., his proportionate interest in a going concern.' In the appraisal process the corporation is valued 'as an entity,' not merely as a collection of assets or by the sum of the market price of each share of its stock. Moreover, the corporation must be viewed as an on-going enterprise, occupying a particular market position in the light of future prospects." In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter's exclusive remedy. The Court also will determine the amount of interest, if any, to be paid upon the amounts to be received by persons whose shares of Seagate common stock have been appraised. The costs of the action may be determined by the Court and taxed upon the parties as the Court deems equitable. The Court also may order that all or a portion of the expenses incurred by any stockholder in connection with an appraisal, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all of the shares of Seagate common stock that have effectively pursued appraisal.

     From and after the effective time, a holder who has duly demanded an appraisal in compliance with Section 262 of the Delaware General Corporation Law will not be entitled to vote the shares of Seagate common stock subject to the appraisal demand for any purpose or be entitled to the payment of dividends or other distributions, if any, on those shares (except dividends or other distributions, other than the merger consideration, payable to holders of record of shares of Seagate common stock as of a date prior to the effective time).

     If any holder who demands appraisal of his shares of Seagate common stock under Section 262 of the Delaware General Corporation Law fails to perfect, or effectively withdraws or loses, his right to appraisal as provided in the Delaware General Corporation Law, the shares of Seagate common stock of such stockholder will be converted into the right to receive the merger consideration in accordance with the merger agreement. A holder will fail to perfect, or effectively lose or withdraw, his or her right to appraisal if he or she:

     - fails to provide a written demand for appraisal of his or her shares of Seagate common stock before the taking of the vote on the merger;

     - votes for approval and adoption of the merger and the merger agreement (or submits an executed proxy without voting instructions);

     - does not file a petition for appraisal in the Court of Chancery within 120 days after the effective time of the merger; or

     - delivers to Seagate (or, after the effective time, to the surviving corporation) a written withdrawal of his or her demand for appraisal and an acceptance of the merger, except that any such attempt to withdraw made more than 60 days after the effective time will require the written approval of the surviving corporation.

     FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

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LISTING ON THE NASDAQ NATIONAL MARKET OF VERITAS COMMON STOCK TO BE ISSUED IN
THE MERGER

     VERITAS has agreed to cause the new shares of VERITAS common stock to be issued in the merger to be approved for listing on the Nasdaq National Market, subject to official notice of issuance prior to the effective time.

DELISTING AND DEREGISTRATION OF SEAGATE COMMON STOCK AFTER THE MERGER

     If the merger is completed, Seagate's common stock will be delisted from The New York Stock Exchange and will be deregistered under the Securities Exchange Act of 1934, as amended. Seagate will thereafter no longer be required to file quarterly, annual or other reports with the Securities and Exchange Commission.

LITIGATION REGARDING THE LEVERAGED BUYOUT AND MERGER

     After the announcement of the leveraged buyout and merger, seventeen putative class action lawsuits were filed in the Chancery Court of Delaware alleging that Seagate and its directors breached their fiduciary duties in connection with the leveraged buyout and merger. VERITAS was also named as a defendant in certain of the lawsuits. On April 1, 2000, those seventeen lawsuits were consolidated into one action by order of the Chancery Court (the "Delaware Action"). On April 19, 2000, Seagate and its directors were served with an amended and consolidated class action complaint. At that time, certain of Seagate's officers, VERITAS, and Silver Lake Partners were named as defendants. On May 22, 2000, the Delaware Chancery Court certified the Delaware Action as a class action. On September 15, 2000, Seagate and its directors, VERITAS and Silver Lake Partners were served with a second amended and consolidated class action complaint, a copy of which is attached to this document as part of Annex
L. On October 13, 2000, the parties reached an agreement in principle to settle the Delaware Action, the terms of which are included in a Memorandum of Understanding also attached to this document as part of Annex L. The primary elements of the agreement include (1) Suez Acquisition Company will increase the cash purchase price in the leveraged buyout by $50 million in cash, from $2.0 billion to $2.050 billion; (2) the merger agreement will be amended to (a) replace VERITAS' right to elect to retain either $500 million or $750 million of cash with a right to elect to retain either $250 million or $500 million of cash, (b) reduce the maximum amount that may be held back in escrow to cover potential Seagate tax liabilities from $300 million to $150 million, and (c) specify that VERITAS' election to retain cash must be made during the 15 trading days ending two trading days prior to the Seagate special meeting; (3) Suez will pay any attorney's fees that may be awarded to the plaintiff's counsel; and (4) prior to the closing of the transaction, Seagate will obtain a fairness opinion from Lehman Brothers regarding the combined consideration to be received by Seagate stockholders in the merger and the leveraged buyout taken together. The $50 million of additional consideration will be paid upon court approval of the settlement and dismissal with prejudice of the Delaware Action and of the five California lawsuits referred to in the last paragraph of this section. Although Seagate expects final court approval and dismissal to occur within the 120 day period following the completion of the merger, it is possible that settlement and dismissal could take substantially longer. The $50 million of additional consideration will be held in escrow by VERITAS, and earn interest at the 90 day treasury bill rate, pending distribution to Seagate stockholders. In the event that VERITAS determines, in its reasonable judgment, that the conditions to release of the $50 million of additional consideration have become incapable of being satisfied, the

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$50 million of additional consideration and any interest on such amount will be returned to Suez Acquisition Company.

     The Seagate board of directors has not received the Lehman Brothers opinion referred to above, but will obtain the opinion from Lehman Brothers at least two weeks prior to the Seagate special meeting. When this opinion is received, Seagate will file an amendment to the Schedule 13E-3 transaction statement filed in connection with the transactions described in this document to include the text of that opinion, together with a description of the analysis utilized in rendering the opinion. In addition, Seagate will also file a Current Report on Form 8-K under the Securities Exchange Act of 1934, which will contain the Lehman Brothers opinion and analysis as exhibits, at least two weeks prior to the date of the Seagate special meeting. Copies of the Lehman Brothers opinion, when obtained by the Seagate board of directors, can be obtained from Seagate by calling Bill Rowley, Seagate Investor Relations, at (831) 439-2371.

     In addition to the Delaware Action, five putative class action lawsuits were filed in California Superior Court, also alleging that the directors and certain of the officers of Seagate breached their fiduciary duties in connection with the leveraged buyout and merger (the "California Actions"). VERITAS and Silver Lake Partners are also named as defendants in certain of the lawsuits. On June 8, 2000, the defendants filed a Petition for Coordination seeking coordination of the five California Actions in a single forum. The principal relief sought in the California Actions is certification of the putative class, an injunction against the leveraged buyout and merger, recission of the leveraged buyout and merger in the event that they are consummated, and payment of an unspecified sum in damages. Seagate, VERITAS and Silver Lake Partners believe that the California Actions are without merit and intend to contest them vigorously.

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        OTHER AGREEMENTS RELATED TO THE LEVERAGED BUYOUT AND THE MERGER

     The following is a summary description of the terms of certain agreements, as amended, entered into in connection with the leveraged buyout and the merger that we believe are important to you. However, the following summary does not describe all of the terms of the agreements described below, only those that we believe to be material. The following summary is qualified by reference to the agreements, as amended, described below. A copy of the agreements described below, as amended, are attached to this document as Annex C, Annex D, Annex E and Annex F, respectively, and are incorporated herein by reference. We encourage you to read the agreements described below in their entirety.

THE INDEMNIFICATION AGREEMENT

     In connection with the leveraged buyout and the merger, Seagate, VERITAS and Suez Acquisition Company entered into an indemnification agreement, as amended. Under the terms of the indemnification agreement, Suez Acquisition Company and its subsidiaries have jointly and severally agreed to indemnify Seagate and VERITAS and their respective affiliates from and against losses, claims, damages, fines, expenses and other costs, including reasonable attorneys' fees and disbursements, related to:

     - all liabilities, other than designated liabilities (which are described in the next paragraph), and liabilities relating to taxes (for which Suez Acquisition Company has agreed to indemnify Seagate and VERITAS and their respective affiliates to the extent set forth in the final two bullet points of this paragraph) arising out of or related to the ownership, operations or conduct by Seagate and its predecessors or affiliates (other than VERITAS and its subsidiaries) of their respective businesses, properties, assets or liabilities on or prior to the closing of the leveraged buyout;

     - all liabilities, other than designated liabilities, arising out of or related to the ownership, operations or conduct by Suez Acquisition Company or any of its subsidiaries of their respective businesses, properties, assets or liabilities after the closing of the leveraged buyout;

     - the enforcement by Seagate and VERITAS and their affiliates of their rights under the indemnification agreement;

     - any breach by Suez Acquisition Company of its agreements, obligations, covenants, representations or warranties contained in the indemnification agreement, the stock purchase agreement or certain other agreements relating to the indemnification agreement or the stock purchase agreement to which Suez Acquisition Company is a party;

     - all liabilities for taxes of Seagate and Seagate Software relating to periods ending on (or treated as ending on) the date of the leveraged buyout; and

     - all liabilities for taxes, whenever arising, of the subsidiaries sold to Suez Acquisition Company or attributable to the assets of Seagate transferred to such subsidiaries (as described under "The Stock Purchase Agreement and the Leveraged Buyout -- The Asset Transfer and the Leveraged Buyout" beginning on page 123 of this document). Note, however, that the cash to be included in the assets acquired by Suez Acquisition Company in the leveraged buyout will be increased (thereby decreasing the cash available to be paid to Seagate stockholders as the cash portion of the merger consideration) by the amount of accrued and unpaid taxes of Seagate, including taxes payable as a result of the leveraged buyout.

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     The term "designated liabilities" refers to liabilities that Suez
Acquisition Company will not assume in connection with the stock purchase. Instead, Seagate will retain these liabilities. These liabilities include:

     - all liabilities relating to the shares of common stock of VERITAS held by Seagate Software, as well as the shares of Gadzoox Networks and Lernout & Hauspie held by Seagate;

     - all liabilities arising from the merger and the other transactions under the merger agreement;

     - all obligations of Seagate to VERITAS in respect of the software business that Seagate sold to VERITAS in May of 1999 in exchange for shares of VERITAS common stock;

     - all employee benefit plans of Seagate that have not been assumed by Suez Acquisition Company (all of which plans will be terminated following the merger); and

     - all liabilities relating to Seagate's employee stock purchase plan.

     Seagate, VERITAS and their respective affiliates have agreed to indemnify Suez Acquisition Company and its subsidiaries from and against all losses, claims, damages, fines, expenses and other costs, including reasonable attorneys' fees and disbursements, suffered by Suez Acquisition Company or its subsidiaries related to:

     - all designated liabilities;

     - the ownership, operations or conduct by Seagate or Seagate Software of their respective businesses, properties, assets or liabilities after the closing of the merger;

     - the enforcement by Suez Acquisition Company and its subsidiaries of their rights under the indemnification agreement;

     - any breach by VERITAS of its agreements, obligations, covenants, representations or warranties contained in the indemnification agreement, the merger agreement or other agreements entered into by VERITAS in connection with the indemnification agreement or the merger agreement;

     - all taxes of Seagate for which Suez Acquisition Company is not obligated to indemnify VERITAS and its affiliates as described in the last two bullet points of the second preceding paragraph of this section; and

     - any taxes payable by VERITAS or its affiliates arising out of or attributable to the breach by VERITAS of any of its representations or covenants in the indemnification agreement.

     The indemnification agreement includes representations and warranties by Suez Acquisition Company and its subsidiaries and by VERITAS, as well as certain covenants, including the following:

     - for a period of five years from the date of the leveraged buyout, Suez Acquisition Company has agreed to provide to VERITAS and its affiliates reasonable access to Suez Acquisition Company's books and records and to cause its auditors to provide reasonable access to their work papers;

     - for a period of five years from the date of the closing of the leveraged buyout, Suez Acquisition Company has agreed to provide VERITAS with true and complete copies of the financing agreements between Suez Acquisition Company and its lenders and any amendments to those financing agreements, as well as copies of any annual or quarterly financial statements that it is required to deliver to its senior lenders;

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     - Suez Acquisition Company has agreed to notify VERITAS no more than five business days after receiving notification or obtaining knowledge of any event that would have a material adverse effect on Suez Acquisition Company or substantially impair the ability of Suez Acquisition Company or any of its subsidiaries or perform its obligations under the indemnification agreement; and

     - Suez Acquisition Company has agreed that, on the date of the closing of the leveraged buyout, it will cause each of its subsidiaries to execute and deliver to VERITAS a joinder agreement agreeing to be bound by all of the terms and provisions of the indemnification agreement.

     The indemnification agreement also provides that, upon the closing of the leveraged buyout, Suez Acquisition Company will place $55 million of cash into an escrow account, to be held according to the terms of an escrow agreement. The escrow agent and the terms of the escrow agreement each will be agreed upon by VERITAS, Seagate and Suez Acquisition Company. The escrow agreement will permit VERITAS to withdraw all or a portion of the escrowed funds, including any income earned on the escrowed funds, in order to satisfy tax liabilities for which Suez Acquisition Company is required to indemnify VERITAS and Seagate under the indemnification agreement, to the extent that Suez Acquisition Company fails to satisfy this obligation.

     The indemnification agreement also contains provisions about the treatment of indemnification payments for tax purposes, the preparation of certain tax returns relating to Seagate and Seagate Software and procedures to be followed if there are certain tax claims and other indemnification procedures.

     The indemnification agreement is governed by New York law.

THE EXCLUSIVITY AGREEMENT

     In connection with the leveraged buyout and the merger, VERITAS and Suez Acquisition Company entered into a letter agreement. In this agreement, VERITAS has agreed that, prior to termination of the stock purchase agreement, it will not (and will cause its officers, directors, affiliates, employees and advisors not to):

     - solicit, initiate, encourage or induce the making, submission or announcement of, any transaction involving a purchase by any person of more than 15% of the outstanding voting securities of Seagate, a merger, business combination, sale of assets, or other similar transaction involving Seagate that meets the criteria set forth in the letter agreement;

     - participate in any discussions, negotiations or other communications with any person regarding, or furnish to any person any information with respect to, or take any other actions to facilitate any inquiries or the making of any proposal that constitutes or may lead to, such a transaction;

     - approve, endorse or recommend any such transaction; or

     - enter into any letter of intent, contract, agreement, understanding or commitment relating to any such transaction.

     The letter agreement provides that VERITAS is obligated to pay Suez Acquisition Company a fee of $50 million if all of the following occur:

     - the stock purchase agreement is terminated in any of the events described in the next paragraph;

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     - if such termination is by Suez Acquisition Company, Suez Acquisition
       Company had not, at the time of termination, materially breached any of its representations, warranties, covenants or agreements in the stock purchase agreement; and

     - within 90 days of such termination, VERITAS enters into any agreement with respect to a transaction described in the first bullet point of the previous paragraph of this section.

     The termination events referenced in the first bullet point of the preceding paragraph include:

     - if the board of directors of Seagate withdraws or modifies in any manner adverse to Suez Acquisition Company its recommendation in favor of the stock purchase agreement and the leveraged buyout, or the merger agreement and the merger, or takes any action or makes any statement inconsistent with its recommendation, and Suez Acquisition Company terminates the stock purchase agreement as a result of these actions;

     - if a person unaffiliated with Suez Acquisition Company commences a tender or exchange offer for in excess of 15% of the outstanding equity securities of Seagate, and Seagate, in its statement to its securityholders required under federal securities law, does not recommend rejection of such tender or exchange offer, and Suez Acquisition Company terminates the stock purchase agreement as a result of Seagate's failure;

     - Seagate receives a superior proposal (as described under "The Stock Purchase Agreement and the Leveraged Buyout -- Covenants Relating to Solicitations by Seagate Prior to the Completion of the Leveraged Buyout" beginning on page 131 of this document);

     - Seagate, its subsidiaries and their agents, advisors and representatives have not violated the terms of the stock purchase agreement regarding restrictions on its ability to solicit third party proposals as described above;

     - the board of directors of Seagate concludes in good faith, after consulting with its legal counsel, that the termination of the stock purchase agreement is necessary in order to comply with its fiduciary obligations to the stockholders of Seagate under applicable law; and

     - Seagate pays Suez Acquisition Company the $80 million termination fee (as described under "The Stock Purchase Agreement and the Leveraged Buyout -- Termination of the Stock Purchase Agreement; Termination Fees and Payments -- Termination Fees and Payments" on page 137 of this document) concurrently with such termination.

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             REGULATORY FILINGS AND APPROVALS REQUIRED TO COMPLETE
                      THE LEVERAGED BUYOUT AND THE MERGER

     In order to complete the leveraged buyout and the merger, each of Seagate, VERITAS and Mr. Stephen Luczo, a director and executive officer of Seagate and a member of Seagate's senior management team who will participate in the ownership of Suez Acquisition Company, filed notifications under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and Seagate made various filings with state and foreign governmental authorities with jurisdiction over applicable antitrust laws. It is a condition to the obligations of Seagate, VERITAS and Suez Acquisition Company to effect the leveraged buyout and the merger that they comply with the Hart-Scott-Rodino Antitrust Improvements Act and that all applicable waiting periods under that statute expire. The waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act for Seagate's, VERITAS' and Mr. Luczo's filings have expired.

     Although Seagate, VERITAS and Suez Acquisition Company do not currently anticipate any challenges to the leveraged buyout or the merger based upon antitrust grounds, the Department of Justice, the Federal Trade Commission or any state or foreign governmental authorities could take action under various antitrust laws against the leveraged buyout or the merger as they deem necessary in the public interest. Private parties may also seek to take action under various antitrust laws against the leveraged buyout and/or the merger. Based upon available information, Seagate, VERITAS and Suez Acquisition Company believe that the leveraged buyout and the merger comply with all significant federal, state and foreign antitrust laws. We cannot assure you, however, that there will not be a challenge to the leveraged buyout and/or the merger based on antitrust grounds, or that if so challenged, Seagate, VERITAS and Suez Acquisition Company will prevail.

     Seagate, VERITAS and Suez Acquisition Company are not aware of any other significant governmental or regulatory approval required for completion of the leveraged buyout or the merger, other than the effectiveness of the registration statement of which this document forms a part, and compliance with the applicable corporate laws of the state of Delaware.

                   MATERIAL UNITED STATES FEDERAL INCOME TAX
                           CONSEQUENCES OF THE MERGER

     The following discussion summarizes the material federal income tax consequences of the exchange pursuant to the merger of shares of Seagate common stock for the merger consideration. The following description of the material United States federal income tax consequences of the merger represents the opinion of Willkie Farr & Gallagher, counsel to VERITAS, and Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to Seagate. This discussion is based on currently existing provisions of the Internal Revenue Code, existing Treasury regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences to VERITAS, Seagate or the Seagate stockholders as described herein.

     Seagate stockholders should be aware that this discussion does not address all federal income tax considerations that may be relevant to particular stockholders of Seagate in light of their particular circumstances, such as stockholders who are banks, insurance companies, tax-exempt organizations, dealers in securities, or foreign persons, stockholders who acquired their shares in connection with stock option or leveraged buyout plans or in

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other compensatory transactions, who hold Seagate common stock as part of an integrated investment (including a "straddle") comprised of shares of Seagate common stock and one or more other positions, or who have previously entered into a constructive sale of Seagate common stock. In addition, the following discussion does not address the tax consequences of the merger under foreign, state or local tax laws or the tax consequences of transactions effectuated prior or subsequent to or concurrently with the merger (whether or not such transactions are in connection with the merger), including, without limitation, transactions in which Seagate common stock is acquired or VERITAS common stock is disposed of.

     ACCORDINGLY, SEAGATE STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE MERGER IN THEIR PARTICULAR CIRCUMSTANCES.

     Consummation of the merger is conditioned upon the receipt by VERITAS and Seagate of opinions from their respective counsel that the merger should be treated as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code. We occasionally refer to these opinions as the tax opinions in this document. The tax opinions will be subject to certain assumptions, limitations and qualifications referred to in this document, and will based upon the truth and accuracy of certain factual representations of VERITAS, merger sub and Seagate.

     Tax counsels' opinions are qualified as described in this section of the document and, therefore, the conclusion that the merger should qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code is not free from doubt. In the event tax counsel were unable to deliver the tax opinions, the merger would not be consummated unless the condition requiring the delivery of the tax opinions were waived. Neither Seagate nor VERITAS intends to waive this condition. If tax counsel were unable to deliver the tax opinions, revised proxy materials would be circulated to Seagate stockholders describing the altered tax consequences of the merger and a new vote of Seagate stockholders would be held.

     In stating that the reorganization "should" qualify as a reorganization, tax counsel intends to convey (1) that there is some uncertainty about the result and, therefore, tax counsel cannot express an unqualified opinion as to the merger qualifying as a "reorganization," and (2) at the same time, the existence of strong factual and legal arguments favoring reorganization treatment means that tax counsel are of the view that such treatment is significantly more likely than not to result.

     Assuming that the merger qualifies as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and that the shares of Seagate common stock surrendered in the merger were held as capital assets, then, subject to the assumptions, limitations and qualifications referred to in this document and in the tax opinions, the merger would result in the following federal income tax consequences:

     - In exchange for their Seagate common stock, Seagate stockholders will receive VERITAS common stock, cash and non-transferable rights to receive, when, as and if received by VERITAS, their proportionate interests in the tax refund amount plus $150 million of retained cash reduced by some Seagate tax liabilities. A Seagate stockholder's proportionate interest in the tax refund amount and the $150 million of retained cash, subject to adjustment, is referred to as the tax refund right in this section titled "Material United States Federal Income Tax Consequences of the Merger". When Seagate stockholders exchange their Seagate

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       common stock for VERITAS common stock, cash and the tax refund right, they will recognize gain, if any, only to the extent of the amount of cash received plus, except as discussed below, the fair market value of the tax refund right received. Seagate stockholders can call 1-866-366-2506 to obtain estimates of the amount of cash payable and the number of VERITAS shares issuable in connection with the merger as well as the estimated fair market value of the tax refund right. Any gain will be measured by the sum of (x) the fair market value of the VERITAS common stock received plus the amount of cash received plus, except as discussed below, the fair market value of the tax refund right, minus (y) the tax basis of the Seagate common stock exchanged therefor. Such gain should generally be capital gain, and should generally be long-term capital gain if the Seagate common stock exchanged in the merger has been held for more than one year. Seagate stockholders whose tax basis exceeds the merger consideration will not recognize any loss upon the receipt of VERITAS common stock, cash and the tax refund right.

     - Cash payments received by holders of Seagate common stock in lieu of fractional shares of VERITAS common stock will be treated as if fractional shares had been issued in the merger and then redeemed by VERITAS. A stockholder of Seagate receiving such cash will generally recognize capital gain or loss upon such payment, equal to the difference (if any) between such stockholder's tax basis in the fractional share and the amount of cash received.

     - The aggregate tax basis of the VERITAS common stock received by Seagate stockholders in the merger will be the same as the aggregate tax basis of the Seagate common stock surrendered in exchange therefore, decreased by the tax basis allocated to fractional share interests for which cash is received and by the amount of cash consideration received (other than cash received for fractional share interests) and by the fair market value of the tax refund right received (unless so-called "open transaction" treatment applies, as discussed below), and increased by the amount of gain recognized on the exchange. The aggregate tax basis of the tax refund rights received by Seagate stockholders in the merger will be the fair market value of the tax refund right at the time of the merger (unless "open transaction" treatment applies). Seagate stockholders can call 1-866-366-2506 to obtain estimates of the amount of cash payable and the number of VERITAS shares issuable in connection with the merger as well as the estimated fair market value of the tax refund right.

     - The holding period of the VERITAS common stock received in the merger will include the period for which the Seagate common stock surrendered in exchange therefor was held.

     - Neither VERITAS, merger sub nor Seagate will recognize gain solely as a result of the merger.

     - Any payment in the future to a holder of a tax refund right should be treated as a payment under a contract for the sale or exchange of Seagate common stock to which Section 483 of the Internal Revenue Code applies. (This treatment should apply whether or not so-called "open transaction" treatment applies in respect of the tax refund right.) Given the contingent nature of the tax refund right, it is not anticipated that it will be treated as a debt instrument for federal income tax purposes. Under Section 483 of the Internal Revenue Code, a portion of any payment pursuant to a tax refund right will be treated as interest, which will be ordinary income to the holder of the tax refund right. The interest amount will

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       equal the excess of the amount received over its present value at the effective time of the merger, calculated using the applicable federal rate as the discount rate. The applicable federal rate is a rate reflecting an average of market yields on Treasury debt obligations for different ranges of maturities that is published monthly by the Internal Revenue Service. The relevant applicable federal rate will be the lesser of 5.80% compounded semi-annually or the lowest applicable federal rate in effect during the 3-month period ending with the month that includes the effective date of the merger. The maturity range of the relevant applicable federal rate will correspond to the period from the effective date of the merger to the date the amount is received or deemed received. The holder of a tax refund right must include in income Section 483 interest using such holder's regular method of accounting (such amount being taken into account when paid, in the case of a cash method holder, and when fixed, in the case of an accrual method holder). The portion of any payment pursuant to a tax refund right that is not treated as interest under Section 483 will be treated as sales proceeds. The federal income tax treatment of a partial payment on a tax refund right is not provided for under current law. Therefore the tax treatment of such payments, is uncertain.

     Under the so-called "open transaction" doctrine, no current tax consequence attaches to the receipt of an item of property whose fair market value cannot reasonably be determined. Seagate stockholders may wish to consult their tax advisors concerning the possible applicability of the open transaction doctrine to the receipt of the tax refund right. If the open transaction doctrine were applicable to the tax refund right (i) the right would not be taken into account in determining such holder's taxable gain upon receipt of the merger consideration, (ii) apparently, the holder would take no tax basis in the tax refund right and (iii) in general, amounts thereafter received on account of the right would be treated partially as interest income under Section 483 (as discussed above) and the balance, in general, as capital gain. It is the position of the Internal Revenue Service, reflected by Treasury Regulations, that only in "rare and extraordinary cases" is the value of property so uncertain that open transaction treatment is available. It is noted that an estimate of the value of the tax refund right will be made, and that the Seagate stock is publicly-traded and therefore readily susceptible of valuation. It is not known whether these facts preclude open transaction treatment in respect of the tax refund right. Due to the lack of available precedent and the inherently factual nature of the question, tax counsel are not able to express any view as to the availability of open transaction reporting in respect of the tax refund right. Accordingly, holders are urged to consult their tax advisors regarding this issue.

     Any cash payment received in connection with the settlement of the class action lawsuit described on page 163 of this document should, in general, be treated for Federal income tax purposes in the same manner as the tax refund right.

     In addition, VERITAS stockholders will not recognize any gain or loss on their shares of VERITAS common stock as a result of the merger.

     There are numerous requirements that must be satisfied in order for the merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Three of these requirements are of particular importance given the sale of Seagate's operating assets to Suez Acquisition Company for cash, the distribution of all or a portion of such cash to Seagate's stockholders in connection with the merger and fluctuations in the trading values of VERITAS common stock and Seagate's investment securities. These three requirements are discussed in detail below.

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     First, the merger must satisfy the "continuity of business enterprise"
rule, which requires that the acquiring corporation continue the historic business of the acquired corporation or use a significant portion of the historic assets of the acquired corporation in a business. This requirement is sometimes referred to as the business continuity requirement in this document. The application of the business continuity requirement to a holding company is uncertain and, according to Treasury regulations, requires an analysis of all the facts and circumstances, including, for example, the percentage ownership of the holding company in its subsidiaries that own operating assets. Immediately prior to the merger, and after the sale of the operating assets to Suez Acquisition Company, Seagate will be a holding company that owns indirectly approximately 31.7% of the outstanding VERITAS common stock, as well as stock in several other public and private companies. A published ruling of the Internal Revenue Service and case law have found the business continuity requirement to be satisfied in circumstances where a parent corporation merges into a wholly-owned or majority-owned subsidiary. Such authorities do not specifically address a situation where the parent corporation owns less than a majority of the subsidiary's stock, as is the case with respect to Seagate's ownership of VERITAS. The Internal Revenue Service has ruled privately that the business continuity requirement was satisfied under such circumstances, but private rulings are not binding on the Internal Revenue Service or any court. Furthermore, the Internal Revenue Service temporarily suspended the issuance of private ruling in this area from December 1994 until January 1999. Since the ruling suspension was lifted, counsel is not aware of any private rulings involving a merger of a parent corporation and its minority-owned subsidiary having been released. Although there can be no assurance that the Internal Revenue Service will not take a contrary position, and the matter is not free from doubt, it is the opinion of counsel that the reasoning of the public and private rulings described above should apply to the merger, particularly in light of the fact that Seagate acquired its VERITAS common stock in 1999 in a tax-free exchange for certain assets of Seagate's software business, a business that VERITAS continues to operate. If the reasoning of public and private rulings described above does apply to the merger, the continuity of business enterprise rule will be satisfied.

     Second, the merger must satisfy the requirement that, following the merger, the surviving corporation hold "substantially all" of the properties of Seagate. For purposes of issuing private letter rulings, the Internal Revenue Service has stated that 70% of the fair market value of the gross assets and 90% of the fair market value of the net assets of the target corporation will be considered "substantially all" of the target's properties, and tax counsel intend to follow this safe harbor standard in rendering the required tax opinions. VERITAS expects to fund part of the cash portion of the merger consideration with cash of Seagate. If the cash provided from Seagate (including cash paid to dissenters and cash used to pay transaction expenses) were to exceed 10% of the net assets of Seagate immediately prior to the merger, the merger would not be within the safe harbor referred to above. Accordingly, VERITAS intends to limit the amount of Seagate cash paid so that such cash does not exceed the safe harbor amount, and to provide the remaining cash from its own funds. There can be no assurance, however, that VERITAS will be able to provide such funds. Also, it is unclear if certain expenses incurred in connection with the merger between Seagate and VERITAS should be taken into account in determining whether Seagate holds substantially all of its properties after the merger. Accordingly, the Internal Revenue Service could disagree with the result of this determination made by VERITAS and conclude that the substantially all of the properties requirement has not been satisfied.

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

     Third, VERITAS must acquire at least 80% of the Seagate common stock for VERITAS common stock. This requirement is sometimes referred to as the 80% requirement in this document. Because the merger consideration consists of VERITAS common stock, cash and the tax refund amount, the percentage of the total consideration represented by the VERITAS common stock will vary with fluctuations in the market price of such stock. For example, if the market value of the VERITAS common stock declines, the stock portion of the merger consideration will represent a lesser percentage of the total consideration exchanged for the Seagate common stock. In addition, the value of the tax refund right cannot be determined until after the merger. As a result of fluctuations in the market price of the VERITAS common stock and/or an increase in the value of the tax refund right, VERITAS common stock could represent less than 80% of the total merger consideration. If, in the judgment of tax counsel to Seagate or VERITAS, the 80% requirement or the Internal Revenue Service ruling guidelines described in the preceding paragraph were not satisfied as of the closing date, tax counsel would be unable to deliver the tax opinions, and the merger would not be consummated unless the condition requiring their delivery were waived. Neither Seagate nor VERITAS intends to waive this condition. If tax counsel were unable to deliver the tax opinions, a new shareholder vote would be solicited. Even if, in the judgment of tax counsel, the 80% requirement has been satisfied, since the judgment depends in part on the valuation of the tax refund right, it is possible that the Internal Revenue Service would disagree with such valuation and conclude that the 80% requirement has not been satisfied.

     No ruling has been or will be obtained from the Internal Revenue Service in connection with the merger. Seagate stockholders should be aware that the tax opinions do not bind the Internal Revenue Service and that the Internal Revenue Service is therefore not precluded from successfully asserting a contrary opinion. The tax opinions are also subject to certain assumptions and qualifications and will be based on the truth and accuracy of certain representations made by VERITAS, merger sub and Seagate, including, without limitation, representations in certificates to be delivered to counsel by the respective management of VERITAS, merger sub and Seagate.

     A successful Internal Revenue Service challenge to the reorganization status of the merger generally would result in Seagate stockholders recognizing taxable capital gain or loss with respect to each share of Seagate common stock surrendered equal to the difference between the stockholder's tax basis in such share and the fair market value, as of the closing of the merger, of the VERITAS common stock plus the amount of cash plus (unless so-called "open transaction" treatment were applicable) the fair market value of the tax refund right received in exchange therefor. In such event, a stockholder's aggregate basis in the VERITAS common stock so received generally should equal its fair market value as of the closing of the merger and the holding period for such stock would begin the day after the closing of the merger.

     THE PRECEDING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX EFFECTS RELEVANT THERETO. THUS, SEAGATE STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY AND EFFECT OF FOREIGN, FEDERAL, STATE, LOCAL, AND OTHER APPLICABLE TAX LAWS AND THE EFFECT OF ANY PROPOSED CHANGES IN THE TAX LAWS.

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          ACCOUNTING TREATMENT OF THE LEVERAGED BUYOUT AND THE MERGER

     The leveraged buyout will be accounted for by Seagate as a sale of assets and liabilities to Suez Acquisition Company in exchange for cash. The merger will be accounted for by VERITAS at the estimated fair value of the assets and liabilities remaining in Seagate immediately prior to the merger.

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

                          THE SEAGATE SPECIAL MEETING

DATE, TIME AND PLACE OF THE SEAGATE SPECIAL MEETING

     The date, time and place of the special meeting of Seagate stockholders are as follows:

                               November 21, 2000
                             9:00 a.m. Pacific Time
                     The Westin San Francisco Airport Hotel
                             1 Old Bayshore Highway
                           Millbrae, California 94030

PURPOSES OF THE SPECIAL MEETING

     The special meeting has been called and is being held so that stockholders of Seagate may consider and vote upon the following:

     - a proposal to adopt and approve the stock purchase agreement and the leveraged buyout;

     - a proposal to adopt and approve the merger agreement and merger pursuant to which a wholly owned subsidiary of VERITAS will merge with and into Seagate and Seagate will become a wholly owned subsidiary of VERITAS; and

     - any other business as may properly come before the special meeting or any adjournment or postponement thereof.

RECORD DATE FOR THE SPECIAL MEETING; OUTSTANDING SHARES OF SEAGATE COMMON STOCK

     The board of directors of Seagate has fixed the close of business on October 20, 2000 as the record date for the determination of stockholders entitled to vote at the special meeting. Only holders of record of Seagate common stock at the close of business on the record date are entitled to notice of and to vote at the special meeting. As of the close of business on the record date, there were approximately 231,160,000 shares of Seagate common stock outstanding and entitled to vote, held of record by approximately 5,500 stockholders, although Seagate has been informed that there are approximately 107,000 beneficial owners of Seagate common stock.

VOTE REQUIRED TO APPROVE PROPOSALS; QUORUM REQUIRED TO TRANSACT BUSINESS AT THE SPECIAL MEETING

     Holders of Seagate common stock are entitled to one vote for each share of Seagate common stock held as of the record date for the special meeting. Approval of each of the proposals to be voted upon by stockholders of Seagate at the special meeting requires the affirmative vote of the holders of a majority of the outstanding common stock of Seagate as of the record date for the special meeting. Attendance at the special meeting in person or by proxy of a majority of the outstanding common stock of Seagate is required for a quorum to conduct business at the special meeting.

     As of the record date, Seagate's directors, executive officers and their affiliates as a group beneficially owned 5,469,775 shares of Seagate common stock, representing approximately 2.37% of the outstanding shares of Seagate common stock. Seagate currently believes that each of its directors and executive officers plans to vote their

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

respective shares of Seagate common stock in favor of the proposal to adopt and approve the stock purchase agreement and the leveraged buyout, and the proposal to adopt and approve the merger agreement and the merger.

TREATMENT OF ABSTENTIONS AND BROKER NON-VOTES AT THE SPECIAL MEETING

     Abstentions will be included in determining the number of shares present and voting at the special meeting and will have the same effect as votes against the proposals considered and voted upon at the special meeting. In the event that a broker, bank, custodian, nominee or other record holder of Seagate common stock indicates on a proxy that it does not have discretionary authority to vote certain shares on a particular matter, which is called a broker non-vote, those shares will not be considered for purposes of determining the number of shares entitled to vote with respect to a particular proposal on which the broker has expressly not voted, but will be counted for purposes of determining the presence or absence of a quorum for the transaction of business at the special meeting. Since the vote of the holders of a majority of the outstanding Seagate common stock is required to approve each of the proposals, broker non-votes will have the same effect as a vote against the proposals.

EXPENSES OF PROXY SOLICITATION FOR THE SPECIAL MEETING

     Seagate will pay the expenses of soliciting proxies to be voted at the special meeting. Following the original mailing of the proxies and other solicitation materials, including this document, Seagate and its agents also may solicit proxies by mail, telephone, telegraph or in person. In addition, Seagate has retained Innisfree M&A Incorporated to coordinate the solicitation of such proxies by and through such nominees for a fee of approximately $50,000, plus reasonable out-of-pocket costs and expenses.

     Following the original mailing of the proxies and other solicitation materials (including this document), Seagate will request brokers, custodians, nominees and other record holders of Seagate common stock to forward copies of the proxy and other solicitation materials (including this document) to persons for whom such brokers, custodians, nominees and other record holders hold shares of Seagate common stock and to request authority for the exercise of proxies. In such cases, upon the request of these record holders, Seagate will reimburse such record holders for their reasonable expenses.

PROXIES FOR THE SPECIAL MEETING; REVOCATION OF PROXIES

     The proxy accompanying this document is solicited on behalf of the board of directors of Seagate for use at the special meeting. Please complete, date and sign the accompanying proxy and promptly return it in the enclosed envelope or otherwise mail it to Seagate. All properly signed proxies that Seagate receives prior to the votes taken at the special meeting that are not revoked will be voted at the special meeting according to the instructions indicated on the proxies or, if no direction is indicated, to approve the stock purchase agreement and the leveraged buyout, and to approve the merger agreement and the merger. You may revoke your proxy at any time before it is voted at the special meeting by taking any of the following actions:

     - delivering a written notice to the Secretary of Seagate by any means, including facsimile, bearing a date later than the date of the earlier-delivered proxy, stating that the earlier delivered proxy is revoked;

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

     - signing and delivering a proxy relating to the same shares of Seagate common stock and bearing a date later than the date of any earlier-delivered proxy prior to the votes taken at the special meeting; or

     - attending the special meeting and voting in person, although attendance at the special meeting will not, by itself, revoke a proxy. Please note, however, that if your shares of Seagate common stock are held of record by a broker, bank or other nominee and you wish to vote at the special meeting, you must bring to the special meeting a letter from the broker, bank or other nominee confirming your beneficial ownership of the shares.

     However, if Seagate stockholders hold their shares in "street name" through their broker, they must contact their broker for instructions on how to revoke a proxy.

     The board of directors of Seagate is unaware of any matter that is not referred to in this document to be presented for action at the special meeting. If any other matters are properly brought before the special meeting, the persons named in the proxies will have discretion to vote on such matters in accordance with their best judgment.

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

                          THE VERITAS SPECIAL MEETING

DATE, TIME AND PLACE OF THE VERITAS SPECIAL MEETING

                               November 21, 2000
                             9:00 a.m. Pacific Time
                                900 Alta Avenue
                        Mountain View, California 94043

PURPOSE OF THE SPECIAL MEETING

     VERITAS is furnishing this document to VERITAS stockholders in connection with the solicitation of proxies by VERITAS' board of directors. The VERITAS board of directors will use the proxies at the special meeting of VERITAS stockholders and at any adjournment or postponement of the special meeting. This document, which includes the notice of the special meeting, and the accompanying form of proxy are first being mailed to VERITAS stockholders on or about October 23, 2000.

     At the special meeting, the stockholders of VERITAS will be asked to approve the issuance of new shares of VERITAS common stock in connection with the merger. No other business will be conducted at the special meeting.

RECORD DATE AND OUTSTANDING SHARES

     VERITAS' board of directors has fixed the close of business on October 20, 2000 as the record date for the VERITAS special meeting. Only holders of record of VERITAS common stock at the close of business on the record date are entitled to notice of and to vote at the meeting. As of the close of business on the record date, there were approximately 404,550,000 shares of VERITAS common stock outstanding and entitled to vote, held of record by approximately 615 stockholders, although VERITAS has been informed that there are in excess of 150,000 beneficial owners.

VOTE AND QUORUM REQUIRED

     Holders of VERITAS common stock are entitled to one vote for each share held as of the record date on all matters properly presented at the special meeting.

     In order to conduct business at the VERITAS special meeting, a quorum consisting of at least a majority of VERITAS' outstanding shares of common stock must be present in person or represented by proxy. Shares of VERITAS common stock represented at the special meeting by a properly executed, dated and returned proxy will be treated as present at the special meeting for purposes of determining a quorum, regardless of whether the proxy is marked as casting a vote on the proposal or abstaining.

VOTE REQUIRED FOR THE SHARE ISSUANCE; CERTAIN COMMON STOCK VOTING IN FAVOR OF THE PROPOSAL

     The issuance of new shares of VERITAS common stock in connection with the merger must be approved and adopted by the affirmative vote of the holders of at least a majority of the issued and outstanding common stock.

     As of the record date, Seagate Software owned approximately 31.7% of the outstanding shares of VERITAS common stock. Seagate has agreed to vote all of its VERITAS shares in favor of the approval and adoption of the share issuance. Other than Seagate Software, directors, executive officers and affiliates of VERITAS as a group

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

beneficially owned approximately 13.81% of the outstanding shares of VERITAS common stock. VERITAS currently believes that each of its directors and executive officers plans to vote their respective shares of VERITAS common stock in favor of the proposal to issue additional shares of VERITAS common stock to Seagate stockholders in connection with the merger.

     All shares represented by proxies in the enclosed form that are properly executed and returned on or before the date of the special meeting, and not revoked, will be voted at the special meeting or any adjournment or postponement thereof in accordance with any instructions indicated on such proxies. If no instructions are indicated, such proxies will be voted FOR the approval of the issuance of new shares of VERITAS common stock in connection with the merger.

     Brokers are prohibited from exercising discretionary authority as to the share issuance for beneficial owners who have not returned proxies to brokers. These broker non-vote shares will be counted for the purpose of determining if a quorum is present but will not be included in the vote totals for matters as to which discretionary authority is prohibited.

     For voting purposes at the VERITAS special meeting, only shares affirmatively voted in favor of approval of the issuance of new shares of VERITAS common stock in connection with the merger will be counted as favorable votes for the approval and adoption of this proposal. Any broker non-votes and abstaining votes will not be counted in favor of approval and adoption. Since the vote of a majority of the outstanding VERITAS common stock is required to approve the share issuance, broker non-votes and abstentions will have the same effects as votes cast against the share issuance.

REVOCATION OF PROXIES

     The grant of a proxy on the enclosed form does not preclude a VERITAS stockholder from voting in person at the VERITAS special meeting. Any stockholder who has given a proxy pursuant to this solicitation may revoke it by attending the special meeting and giving oral notice of his or her intention to vote in person, without compliance with any other formalities. Attendance at the special meeting by a stockholder who has executed and delivered a proxy to VERITAS will not in and of itself constitute a revocation of such proxy. Also, please note that if your VERITAS shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must bring to the meeting a letter from the broker, bank or other nominee confirming your beneficial ownership of the shares.

     Any proxy given pursuant to this solicitation may be revoked at any time prior to the special meeting by delivering to the Secretary of VERITAS a written statement revoking it or by delivering a duly executed proxy bearing a later date.

     However, if VERITAS stockholders hold their shares in "street name" through their broker, they must contact their broker for instructions on how to revoke a proxy. In the event the board of directors determines so to adjourn or postpone the meeting, the persons named in the endorsed form of proxy and acting thereunder will vote in accordance with their best judgment on such adjournment or postponement.

SOLICITATION OF PROXIES

     VERITAS will pay the expenses of soliciting proxies to be voted at the VERITAS special meeting. Proxies will be solicited initially by mail. Following the original mailing of the proxies and other soliciting materials, VERITAS and its agents also may solicit proxies

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

by mail, telephone, telegraph or in person. If the VERITAS special meeting is adjourned or postponed, additional proxies may be solicited during such adjournment period. VERITAS has retained a proxy solicitation firm, ChaseMellon Shareholder Services LLC, to aid it in the solicitation process. VERITAS has agreed to pay ChaseMellon a fee of $8,500 for this service. Following the original mailing of the proxies and other soliciting materials, VERITAS will request brokers, custodians, nominees and other record holders of VERITAS common stock to forward copies of the proxy and other soliciting materials to persons for whom they hold shares of VERITAS common stock and to request authority for the exercise of proxies. In these cases VERITAS, upon the request of the record holders, will reimburse the record holders for their reasonable expenses.

     Your vote is important. Please return your marked proxy card promptly so your shares can be represented, even if you plan to attend the meeting in person.

     VERITAS STOCKHOLDERS SHOULD NOT SEND ANY CERTIFICATES REPRESENTING VERITAS COMMON STOCK WITH THEIR PROXY CARD.

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                       SELECTED HISTORICAL FINANCIAL DATA
                    AND MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF SELECTED HISTORICAL FINANCIAL DATA FOR SEAGATE

     The following selected historical financial data for Seagate for fiscal 1996 through fiscal 2000 was derived from Seagate's audited financial statements for the same periods. This financial data reflects selected portions of the foregoing financial statements and should be read in conjunction with the Seagate financial statements and related notes included in this document.

                                                              FISCAL YEARS ENDED
                                              --------------------------------------------------
                                              JUNE 30,   JULY 2,   JULY 3,   JUNE 27,   JUNE 28,
                                                2000      1999      1998       1997       1996
                                              --------   -------   -------   --------   --------
                                                   (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
HISTORICAL STATEMENTS OF OPERATIONS DATA:
Revenues....................................   $6,448    $6,802    $6,819     $8,940     $8,588
Income (loss) from operations...............     (561)      258      (686)       858        287
Net income (loss)...........................      310     1,176      (530)       658        213
Basic net income (loss) per share*..........     1.41      4.99     (2.20)      2.84       1.07
Diluted net income (loss) per share*........     1.35      4.54     (2.20)      2.62        .96
Shares used in computing basic net income
  (loss) per share*.........................    219.4     235.8     241.3      231.5      198.7
Shares used in computing diluted net income
  (loss) per share*.........................    229.5     242.5     241.3      257.3      237.4

HISTORICAL BALANCE SHEET DATA:
Cash, cash equivalents and short-term
  investments...............................   $2,015    $1,623    $1,827     $2,283     $1,174
Working capital.............................    2,031     1,772     2,240      2,716      1,961
Total assets................................    7,167     7,072     5,645      6,723      5,240
Long-term obligations, net of current
  portion...................................      703       703       704        702        798
Total stockholders' equity..................    3,847     3,563     2,937      3,476      2,466

---------------

* See (1) in Net Income Per Share footnote at F-19 of Notes to Consolidated Financial Statements.

     The 2000 results of operations include a $537 million gain on sale of VERITAS common stock, a $679 million gain on the sale of SanDisk common stock, $231 million in gains on the exchange of certain investments in equity securities, a $207 million net restructuring charge, a $326 million charge related to the Seagate's equity interest in VERITAS, a $105 million write-off of in-process research and development incurred primarily in connection with the acquisition of XIOtech Corporation, a $64 million charge in connection with various legal settlements, a $286 million compensation charge related to the reorganization of Seagate Software, and a $28 million charge related to employee separations

     The results of operations for fiscal 1999 include a $60 million restructuring charge, a $78 million charge to operations for milestone payments related to the acquisition of Quinta Corporation, $1,670 million gain on the contribution of NSMG to VERITAS net of various transaction costs, and a $119 million charge related to Seagate's equity ownership in VERITAS.

     Seagate Technology's fiscal 1998 results of operations include a $347 million restructuring charge, a $233 million write-off of in-process research and development

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

incurred primarily in connection with the acquisition of Quinta Corporation, a $76 million charge for mark-to-market adjustments on certain of Seagate Technology's foreign currency forward exchange contracts and a $22 million reduction in the charge recorded in fiscal 1997 as a result of the adverse judgment in the Amstrad PLC litigation.

     The fiscal 1997 results of operations include a $153 million charge as a result of the adverse judgment in the Amstrad PLC litigation. The fiscal 1996 results of operations include a $242 million restructuring charge as a result of the merger with Conner Peripherals, Inc. and a $99 million write-off of in-process research and development primarily incurred in connection with the acquisition of software companies.

     Prior periods have been restated to reflect the merger with Conner Peripherals, Inc. in February 1996 on a pooling of interests basis, a two-for-one stock split, effected in the form of a stock dividend, in November 1996, and Statement of Financial Accounting Standards No. 128, "Earnings Per Share" adopted in the second quarter of fiscal 1998.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS OF SEAGATE

     The following discussion should be read in conjunction with the five-year summary of selected financial data on page 37 and Seagate's consolidated financial statements and the notes thereto beginning on page F-3. All references to years represent fiscal years unless otherwise noted.

OVERVIEW

     Seagate designs, manufactures and markets products for storage, retrieval and management of data on computer and data communications systems. These products include disc drives, tape drives and software. Seagate designs, manufactures and markets a broad line of rigid magnetic disc drives for use in computer systems ranging from desktop personal computers to workstations and supercomputers, as well as in multimedia applications. Seagate sells its products to original equipment manufacturers for inclusion in their computer systems or subsystems, and to distributors who typically sell to small OEMs, dealers, system integrators and other resellers. In addition, Seagate markets a broad line of Travan and Digital Audio Tape ("DAT") products. These products are dedicated back-up storage peripherals designed to meet the needs of market sectors ranging from desktop PCs to midrange servers.

     Seagate has pursued a strategy of vertical integration and accordingly designs and manufactures rigid disc drive components including recording heads, discs, disc substrates and motors. It also assembles certain of the key subassemblies for use in its products including printed circuit board and head stack assemblies.

     As an extension of our core rigid disc drive business and to address Internet and e-commerce driven grown opportunities, we announced the formation of our Intelligent Storage Platforms group in May 1999. The Intelligent Storage Platforms group develops products for new network devices, the Internet, high performance servers and other information-centric computing applications. These solutions combine hardware, software and services to provide new products for Seagate's existing OEM and strategic distributor customer base and address the needs of emerging markets for storage and storage-related applications. In fiscal year 2000, the Intelligent Storage Platforms group was renamed and consolidated with some other business units of Seagate to form the Internet Solutions Group. In January 2000, Seagate strengthened its capabilities in intelligent storage solutions by acquiring XIOtech Corporation, a privately-held provider of storage area network products.

     Seagate has also identified an opportunity for use of its products in consumer applications and in fiscal 2000 began developing products for storage intensive consumer applications by combining Seagate's expertise in storage technology with the development of core competencies in audio/visual ("A/V") recording, home networking, satellite and cable communications. Seagate has shipped more than 200,000 rigid disc drives for personal video recorder products. In July 2000, Seagate and Thomson Multimedia formed an independent company called CacheVision. CacheVision brings together Seagate's product development activities and Thomson Multimedia's A/V technologies expertise and marketing presence to develop cost-optimized, time-to-market integrated systems to be incorporated into consumer electronic products such as televisions, set-top boxes, personal video recorders and DVD players. Seagate expects to sell rigid disc drive products to CacheVision as an OEM customer.

     Seagate has also invested in, and intends to continue investigating opportunities to invest in software activities. Seagate anticipates that users of computer systems will increasingly rely upon client/server network computing environments and believes that as this reliance increases, users will demand software that more efficiently and securely stores, manages, and accesses data and transforms it into usable information. As such, Seagate has broadened its core competencies to include software products and technologies to meet these requirements.

     On May 28, 1999, Seagate completed the contribution of its Network & Storage Management Group ("NSMG") software business to VERITAS. As part of the NSMG contribution to VERITAS, Seagate received an equity position in VERITAS. Seagate retained ownership of its Seagate IMG subsidiary. Seagate IMG includes Crystal Services, Inc., and Holistic Systems, Ltd. and offers business intelligence software solutions. Seagate IMG's products include features such as query and reporting, automated report scheduling and distribution, information delivery across the World Wide Web, on-line analytical processing ("OLAP"), forecasting, statistical analysis, discovery and data mining. Seagate IMG's primary products are Seagate Crystal Reports, Seagate Crystal Info and Seagate Holos.

     Business Combinations -- In Process Research and Development

     Seagate has a history of business combinations and during the three most recent fiscal years these included the acquisition of XIOtech in fiscal 2000, the contribution of NSMG to VERITAS in fiscal 1999 and the acquisitions of Quinta Corporation and Eastman Storage Software Management Group in fiscal 1998. In connection with certain business combinations, Seagate has recognized significant write-offs of in-process research and development. The completion of the underlying in-process projects acquired within each business combination was the most significant and uncertain assumption utilized in the valuation analysis of the in-process research and development. Such uncertainties could give rise to unforeseen budget over runs and/or revenue shortfalls in the event that Seagate is unable to successfully complete a certain R&D project. Seagate is primarily responsible for estimating the fair value of the purchased R&D in all business combinations accounted for under the purchase method. The nature of research and development projects acquired, the estimated time and costs to complete the projects and significant risks associated with the projects are described below.

     XIOtech Corporation

     XIOtech was acquired in January 2000. XIOtech designs, manufactures and markets a centralized data storage system. This system is based on an exclusive set of sophisticated data management and data movement tools. It offers storage virtualization, multi-node server clustering, and zero backup window solutions. The main component of the system is MAGNITUDE, a fully implemented SAN. MAGNITUDE is sold in a cabinet containing software-based architecture that allows the incorporation of all of the components of a SAN in one centralized configuration. XIOtech also designs, develops and produces software, namely the REDI suite of software, which runs MAGNITUDE's software based architecture. The REDI software suite is application specific and gives customers the capability of better managing their data. XIOtech is currently developing the next generation technologies for both products, named Thunderbolt and REDI 7.0, respectively.

     At the time of completing the XIOtech acquisition, Seagate estimated the cost to complete both Thunderbolt and REDI 7.0 at approximately $1 million. The anticipated

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release date for the Thunderbolt is the first half of fiscal 2001 and the third quarter of fiscal 2001 for the REDI 7.0.

     Contribution of NSMG to VERITAS

     On May 28, 1999, Seagate and Seagate Software Holdings, Inc. ("Seagate Software") closed and consummated an Agreement and Plan of Reorganization dated as of October 5, 1998 with VERITAS and VERITAS Operating Corporation. The transaction provided for the contribution by Seagate, Seagate Software, and certain of their respective subsidiaries to VERITAS of (a) the outstanding stock of NSMG and certain other subsidiaries of Seagate Software and (b) those assets used primarily in the network and storage management business of Seagate Software (the "NSMG business"), in consideration for the issuance of shares of common stock of VERITAS to Seagate Software and the offer by VERITAS to grant options to purchase common stock of VERITAS to certain of Seagate Software's employees who become employees of VERITAS or its subsidiaries. As part of the transaction, VERITAS assumed certain liabilities of the NSMG business. The transaction was structured to qualify as a tax-free exchange.

     Subsequent to the transaction, all outstanding securities of VERITAS Operating Corporation were assumed and converted into common stock of VERITAS with identical rights, preferences and privileges, on a share for share basis. As a result of the contribution of the NSMG business to VERITAS, Seagate Software received a total of 155,583,468 shares of VERITAS common stock and former employees of the NSMG business received options to purchase an aggregate of 15,626,358 shares of VERITAS common stock. Share and option amounts for VERITAS have been adjusted to reflect the two-for-one stock split effective July 9, 1999 by VERITAS, and the subsequent three-for-two stock splits on November 22, 1999 and March 6, 2000.

     Seagate accounted for the contribution of NSMG to VERITAS as a non-monetary transaction using the fair value of the assets and liabilities exchanged. Immediately after the transaction, Seagate Software owned approximately 41.63% (155,583,468) of the outstanding shares of VERITAS. Because Seagate still owns a portion of the NSMG business through its ownership of VERITAS, Seagate did not recognize 100% of the gain on the exchange. The gain recorded is equal to the difference between 58.37% of the fair value of the VERITAS common stock received and 58.37% of Seagate's basis in the NSMG assets and liabilities exchanged. Seagate is accounting for its ongoing investment in VERITAS using the equity method. The difference between the recorded amount of Seagate's investment in VERITAS and the amount of its underlying equity in the net assets of VERITAS was allocated based upon the fair value of the underlying tangible and intangible assets and liabilities of VERITAS. The intangible assets included amounts allocated to in-process research and development and resulted in a $85 million write-off in 1999 included in activity related to equity interest in VERITAS in the accompanying statement of operations. Intangible assets including goodwill are being amortized over four years.

     Seagate includes in its financial results its share of the net income or loss of VERITAS, excluding certain NSMG purchase accounting related amounts recorded by VERITAS, but including Seagate's amortization of the difference between its recorded investment and the underlying assets and liabilities of VERITAS. Because of practicality considerations, the net income or loss of VERITAS is included in the results of Seagate on a one quarter lag basis. Thus, the results of VERITAS for the period from May 29, 1999 to June 30, 1999, the period subsequent to the contribution of NSMG to VERITAS,

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and for the period from July 1, 1999 through March 31, 2000 were included in
Seagate's results for the fiscal year ended June 30, 2000. Seagate eliminates from VERITAS' income (loss) the effect of VERITAS' accounting for the NSMG business contribution, including VERITAS' amortization expenses related to intangible assets. Excluding amortization of intangibles, the total equity income recorded by Seagate related to VERITAS in fiscal 2000 was $30 million.

     In a separate but related transaction to the NSMG contribution to VERITAS, on June 9, 1999, Seagate exchanged 5,275,772 shares of its common stock for 3,267,255 of the outstanding shares of Seagate Software common stock owned by employees, directors and consultants of Seagate Software. The exchange ratio was determined based on the estimated value of Seagate Software common stock divided by the fair market value of Seagate common stock.

     The estimated value of Seagate Software common stock exchanged into Seagate common stock was determined based upon the sum of the fair value of the NSMG business, as measured by the fair value of the shares received from VERITAS, plus the estimated fair value of the Information Management Group of Seagate Software as determined by the Seagate board of directors, plus the assumed proceeds from the exercise of all outstanding Seagate Software stock options, divided by the number of fully converted shares of Seagate Software. The board of directors of Seagate considered a number of factors in determining the estimated fair value of the Seagate IMG business, including historical and projected revenues, earnings and cash flows, as well as other factors and consultations with financial advisors.

     The fair value of the Seagate Software shares acquired less the original purchase price paid by the employees was recorded as compensation expense for those shares outstanding and vested less than six months. The purchase of Seagate Software shares outstanding and vested more than six months was accounted for as the purchase of a minority interest and, accordingly, the fair value of the shares exchanged has been allocated to all of the identifiable tangible and intangible assets and liabilities of Seagate Software. In connection with the acquisition, Seagate Software recorded the acquisition of the minority interest, Seagate recorded compensation expense amounting to approximately $124 million and wrote off purchased research and development amounting to $2 million in the fourth quarter of fiscal 1999. Associated intangible assets and goodwill are being amortized to operations over three to four years.

     The value allocated to projects identified as in-process technology at VERITAS and Seagate Software, for the minority interest acquired, were charged to expense in the fourth quarter of fiscal 1999. These write-offs were necessary because the acquired technologies had not reached technological feasibility at the date of purchase and have no future alternative uses. Seagate Software expects that the acquired in-process research and development will be successfully developed, but there can be no assurance that commercial viability of these products will be achieved.

     The nature of the efforts required to develop the purchased in-process technology into commercially viable products principally relate to the completion of all planning, designing, prototyping, verification and testing activities that are necessary to establish that the product can be produced to meet its design specifications, including functions, features and technical performance requirements. The value of the purchased in-process technology for VERITAS was estimated as the projected net cash flows related to such products, including costs to complete the development of the technology and the future revenues to be earned upon commercialization of the products, excluding revenues attributable to

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future development efforts. These cash flows were then discounted back to their net present value. The projected net cash flows from such projects were based on management's estimates of revenues and operating profits related to such projects.

     As of the date of the contribution of NSMG to VERITAS, Seagate Software's management and VERITAS' management anticipated the costs to complete the in-process technologies at approximately $5.8 million and $44.2 million, respectively.

     Quinta

     Quinta's research and development efforts revolve around Optically Assisted Winchester ("OAW") technology. OAW refers to Quinta's newly designed recording technology that, upon completion, would be implemented into Winchester hard disc drives. OAW combines traditional magnetic recording technology with Winchester hard disc drives and optical recording capabilities; optical recording technology enables greater data storage capacity. By integrating advanced optical features along with a highly fine and sophisticated tracking and delivery system within the head design, OAW would multiply the areal density of disc drives.

     Through August 8, 1997, the acquisition date, Quinta had demonstrated significant achievements in developing its technology. However, further technological milestones were required before technological feasibility could be achieved. Quinta's development process consists of the following development milestones: (i) route light (optical fiber), (ii) flying head use, (iii) recording media, (iv) mirror creation and demonstration (two stage servo), (v) complete assembly, (vi) form factor containment, (vii) design verification test,
(viii) customer qualification, and (ix) delivery. Future products were expected to include fixed and removable drives and cartridges. Seagate expected to introduce products incorporating Quinta's OAW technology within 12 months of the acquisition date.

     At the time of completing the Quinta acquisition, Seagate estimated that additional R&D spending of $9.4 million and $3.9 million in fiscal 1998 and 1999, respectively, would be required to complete the project. Since that time, Seagate has redirected its efforts so that Seagate is focused less on the development of a specific product and more on the advancement of optical technology in general. As such, the spending elements associated with the development of optical technology are embedded in the R&D budgets of Seagate's product design centers and component technology organizations.

     At the present time Seagate has no immediate plans to release a storage device which makes specific use of Quinta's OAW technology. Delay in releasing such a storage device is not expected to materially affect Seagate's future earnings.

     Seagate Software Reorganization

     On October 20, 1999, the stockholders of Seagate Software, then a majority-owned subsidiary of Seagate, approved the merger of Seagate Daylight Merger Corp., a wholly-owned subsidiary of Seagate, with and into Seagate Software. Seagate Software's assets consisted of the assets of Seagate IMG and its investment in the common stock of VERITAS. The merger was effected on October 20, 1999. As a result of the merger, Seagate Software became a wholly-owned subsidiary of Seagate. In connection with the merger, Seagate Software's stockholders and optionees received payment in the form of 3.23 shares of Seagate's common stock per share of Seagate Software common stock less any amounts due for the payment of the exercise price for such options. All outstanding Seagate Software stock options were accelerated immediately prior to the merger. Seagate

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issued 9,124,046 shares of its common stock from treasury shares to optionees and minority stockholders of Seagate Software.

     In connection with the reorganization, Seagate Software also formed Seagate IMG, a wholly-owned subsidiary. Seagate Software transferred the Seagate IMG assets into Seagate IMG. This new company, Seagate IMG, is now the operating entity for the Seagate IMG business. Seagate IMG has established stock option plans. Total shares available for issuance under these plans are 22,700,000. As of June 30, 2000, Seagate IMG had granted 9,501,899 options to purchase common stock to employees of Seagate IMG at an average exercise price of $4 per share, and 1,050 shares had been exercised.

     Seagate Software accounted for the exchange of shares of its common stock as the acquisition of a minority interest for Seagate Software common stock outstanding and vested more than six months held by employees and all stock held by former employees and consultants. The fair value of the shares of Seagate issued was $19 million and was recorded as purchase price and allocated to the assets and liabilities received. Seagate accounted for the exchange of shares of its common stock for stock options in Seagate Software held by employees and stock held and vested by employees less than six months as the settlement of an earlier stock award. During the quarter ended December 31, 1999, Seagate recorded compensation expense of $284 million, plus $2 million in payroll taxes, related to the purchase of minority interest in Seagate Software.

RESULTS OF OPERATIONS

     The following table sets forth certain items in the Seagate's Consolidated Statements of Operations as a percentage of revenue for each of the three years in the period ended June 30, 2000.

                                                             PERCENTAGE OF REVENUE
                                                            -----------------------
                                                            2000     1999     1998
                                                            -----    -----    -----
Revenue...................................................   100%     100%     100%
Cost of sales.............................................    81       77       85
                                                             ---      ---      ---
Gross margin..............................................    19       23       15
Product development.......................................     9        9        9
Marketing and administrative..............................     8        8        7
Amortization of goodwill and other intangibles............     1       --        1
In-process research and development.......................     2       --        3
Restructuring.............................................     3        1        5
Unusual items.............................................     5        1       --
                                                             ---      ---      ---
Income (loss) from operations.............................    (9)       4      (10)
Other income, net.........................................    18       23       --
                                                             ---      ---      ---
Income (loss) before income taxes.........................     9       27      (10)
Benefit (provision) for income taxes......................    (4)     (10)       2
                                                             ---      ---      ---
Net income (loss).........................................     5%      17%      (8)%
                                                             ===      ===      ===

     2000 vs 1999 -- Revenue in fiscal 2000 was $6.448 billion, 5% lower than revenue in fiscal 1999. The decrease in revenue from the prior year was due primarily to a continuing decline in the average unit sales prices of Seagate's products as a result of intensely competitive market conditions and a shift in mix away from Seagate's higher priced products. The decrease in average unit sales price and effect of mix on revenue was partially offset by a higher level of unit shipments, an increase of 28% as compared to

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fiscal 1999. Seagate's overall average unit sales price on its disc drive products was $160, $148, $140, and $140 for the four quarters of fiscal 2000, respectively. Average price erosion from fiscal 1999 to fiscal 2000 was approximately 23%. Seagate expects that price erosion in the data storage industry will continue for the foreseeable future. This competition and continuing price erosion may adversely affect Seagate's results of operations in any given quarter and such an adverse effect often cannot be anticipated until late in any given quarter.

     The decrease in gross margin as a percentage of revenue from the prior year was primarily due to Seagate's contribution of NSMG to VERITAS on May 28, 1999. Excluding NSMG, Seagate's gross margin would have been 21% for fiscal 1999. In addition, the decrease in gross margin as a percentage of revenue from the prior year was a result of price erosion due to intense price competition, as discussed in the paragraph above. This decrease was partially offset by cost savings as a result of Seagate's restructuring activities and its program to implement operational efficiencies. These efficiencies include implementation of advanced manufacturing processes resulting in lower average unit costs per disc drive produced.

     Product development expenses increased by $6 million (1%) compared with fiscal 1999, primarily due to increases of $22 million in salaries and related costs, $12 million in depreciation and $11 million in occupancy costs. These expenses were substantially offset by decreases of $33 million in product development expenses related to the NSMG business, $4 million in equipment expense and $3 million in recruitment and relocation costs.

     Marketing and administrative expenses decreased by $19 million (4%) compared with fiscal 1999, primarily due to decreases of $96 million in marketing and administrative expenses related to the NSMG business and $23 million in advertising and promotion expenses. These decreases were partially offset by increases of $36 million in salaries and related costs, $30 million in outside services, $23 million in the provision for bad debts, and $11 million in marketing and administrative expenses related to the Seagate IMG business software products and services.

     Amortization of goodwill and other intangibles increased by $12 million (31%) compared with fiscal 1999, primarily due to additional amortization of $15 million related to goodwill and intangibles arising from the acquisition of XIOtech partially offset by $3 million in write-offs, in fiscal 1999, of certain intangible assets, related to past acquisitions of companies, whose value had become permanently impaired.

     On January 28, 2000, Seagate acquired XIOtech, a provider of virtual storage and SAN solutions, for 8,031,804 shares of Seagate common stock, issued from treasury shares, and options with a combined fair value of $359 million. This acquisition was accounted for as a purchase and, accordingly, the results of operations of XIOtech have been included in the consolidated financial statements from the date of acquisition. The purchase price has been allocated based on the estimated fair value of net tangible and intangible assets acquired as well as in-process research and development costs. As a result of the acquisition, Seagate incurred a one-time write-off of in-process research and development of $105 million. Goodwill and other intangibles arising from the acquisition are being amortized on a straight-line basis over periods ranging from four months to seven years. Amortization of goodwill and other intangibles was $20 million in fiscal 2000 (including $4 million for developed technology included in cost of sales) and is expected to be approximately $40 million per year in subsequent years (including $8 million for developed

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

technology included in cost of sales). XIOtech's revenue and expenses are immaterial to Seagate's consolidated revenue and expenses.

     In fiscal 2000, Seagate recorded restructuring charges of $218 million, net of $2 million of reversals of amounts recorded in the same period, $5 million of restructuring accruals recorded in fiscal 1999 and $4 million of restructuring accruals recorded in fiscal 1998, resulting in a net restructuring charge of $207 million. The $218 million restructuring charge was a result of a restructuring plan established to align Seagate's global workforce and manufacturing capacity with existing and anticipated future market requirements and necessitated by Seagate's improved productivity and operating efficiencies (the "fiscal 2000 restructuring plan"). These actions include workforce reductions, capacity reductions including closure of facilities or portions of facilities, write-off of excess equipment and consolidation of operations in Seagate's recording media operations, disc drive assembly and test facilities, printed circuit board assembly manufacturing, recording head operations, software operations, customer service operations, sales and marketing activities, and research and development activities. In connection with the fiscal 2000 restructuring plan, Seagate plans to reduce its workforce by approximately 23,000 employees, primarily in manufacturing. Approximately 18,300 of the 23,000 employees had been terminated as of June 30, 2000. As a result of employee terminations and the write-off of equipment and facilities in connection with the restructuring charges recorded during the year ended June 30, 2000 related to the fiscal 2000 restructuring plan, Seagate estimates that after the completion of these restructuring activities, annual salary and depreciation expense will be reduced by approximately $151 million and $88 million, respectively. Seagate anticipates that the implementation of the fiscal 2000 restructuring plan will be substantially complete by December 29, 2000. In connection with the restructuring plan implemented in fiscal 1999, Seagate's planned workforce reduction had been completed as of March 31, 2000 and the other restructuring activities were substantially complete as of March 31, 2000.

     The $350 million charge to unusual items in fiscal 2000 consisted of the $286 million compensation charge related to the reorganization of Seagate Software and the $64 million charge related to various legal settlements. See "-- Overview -- Seagate Software Reorganization" beginning on page F-43 of this document and "-- Overview -- Litigation" on page F-53.

     Net other income in fiscal 2000 decreased by $445 million compared with fiscal 1999. The decrease in net other income was primarily due to a gain of $1.670 billion in fiscal 1999 on the contribution of Seagate's NSMG business to VERITAS and an increase of $207 million in activity related to Seagate's equity interest in VERITAS. These decreases were partially offset by gains on the sale of portions of Seagate's investments in VERITAS and SanDisk of $537 million and $679 million, respectively, in fiscal 2000. Additionally, Seagate realized gains on the exchange of certain investments in equity securities totaling $231 million in the fourth quarter of fiscal 2000.

     Seagate recorded a $299 million provision for income taxes at an effective rate of 49% in fiscal 2000 compared with a $697 million provision for income taxes at an effective rate of 37% in fiscal 1999. The reduction in the provision for income taxes was primarily due to the loss from operations in fiscal 2000 and a reduction in 2000 in the level of recorded net gains attributable to SanDisk, VERITAS and other equity securities. Excluding the tax effects of net non-deductible charges associated with the acquisition of the minority interest in Seagate Software, the acquisition of XIOtech, the net gain from the sales of SanDisk and VERITAS common stock and activity related to Seagate's equity investment

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

in VERITAS, certain non-recurring restructuring costs, and the effects of Seagate's settlement of litigation with Rodime PLC (the "Rodime Settlement"), the pro forma effective tax rate used to record the provision for income taxes for the year ended June 30, 2000 was 28%.

     Seagate provided income taxes at the U.S. statutory rate of 35% on substantially all of its current year foreign earnings in fiscal 2000 compared with approximately 55% of such earnings in fiscal 1999 due to dividends received by Seagate from its foreign subsidiaries. A substantial portion of Seagate's Asia Pacific manufacturing operations at plant locations in Singapore, Thailand, Malaysia and China operate under various tax holidays which expire in whole or in part during fiscal 2001 through 2010. The tax holidays had no impact on net income in fiscal 2000. The net impact of these tax holidays was to increase net income by approximately $35 million ($.14 per share, diluted) in fiscal 1999.

     During fiscal 2000, Seagate settled a number of the disputed tax matters reflected in the statutory notices of deficiencies dated June 27, 1997 and June 12, 1998 that were received from the Internal Revenue Service relative to Seagate Technology, Inc.'s taxable years 1991 through 1993 and Conner Peripherals, Inc.'s taxable years 1991 and 1992, respectively. Seagate believes that it has meritorious defenses against the remaining asserted deficiencies and that the likely outcome of a re-determination of these asserted deficiencies by the United States Tax Court will not result in an additional provision for income taxes.

     1999 vs 1998 -- Revenue in fiscal 1999 was flat when compared to fiscal 1998. A higher level of unit shipments, an increase of 9% as compared to fiscal 1998, combined with a shift in mix to Seagate's higher priced products was offset by a continuing decline in the average unit sales prices of Seagate's products as a result of intensely competitive market conditions. Revenue decreased to $1.643 billion in the fourth quarter of fiscal 1999 from $1.805 billion in the third quarter of fiscal 1999 as a result of price erosion. Seagate's overall average unit sales price on its disc drive products was $194, $194, $196 and $177 for the four quarters of fiscal 1999, respectively. Average price erosion from fiscal 1998 to fiscal 1999 was 9%.

     The increase in gross margin as a percentage of revenue from the prior year was primarily due to cost savings as a result of Seagate's restructuring activities and an intensive program of cost reduction resulting in lower average unit costs per disc produced. Excluding the gross margin of Seagate Software which subsidiary's products generally have higher gross margins, Seagate's gross margins would have been 19% and 11% in fiscal 1999 and fiscal 1998, respectively.

     Product development expenses decreased by $4 million (1%) compared with fiscal 1998, primarily due to a decrease of $23 million in occupancy costs, and a $19 million accrual in fiscal year 1998 for payments to former shareholders of Quinta for achievement of certain product development milestones. These decreases were substantially offset by increases of $12 million in salaries and related costs, $12 million in profit sharing accruals and $11 million in depreciation. The decrease of $23 million in occupancy costs from the comparable year-ago period was primarily due to the closure of certain of Seagate's product design centers pursuant to its January 1998 restructuring plan.

     Marketing and administrative expenses increased by $32 million (6%) compared with fiscal 1998, primarily due to increases of $28 million related to Seagate's software products and services, particularly those of Seagate IMG, $17 million in salaries and related costs, $8 million in legal settlement expenses, $7 million in profit sharing accruals and $6 million

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in depreciation. These expenses were partially offset by decreases of $27 million in occupancy costs and $13 million in advertising and promotion expenses. The decrease of $27 million in occupancy costs from the comparable year-ago period was primarily due to the closure of certain of Seagate's facilities pursuant to its January 1998 restructuring plan.

     Of the $223 million charge for the write-off of in-process research and development in fiscal 1998, $214 million was a result of the August 1997 acquisition of Quinta and $7 million was a result of the June 1998 acquisition of Eastman Storage Software Management Group. See "-- Overview -- Business Combinations" beginning on page F-27 of this document.

     In fiscal 1999, Seagate recorded restructuring charges of $72 million and reversed $12 million of restructuring accruals recorded in fiscal 1998, resulting in a net restructuring charge of $60 million. The $12 million reversal was a result of Seagate abandoning its plan to seek an agreement with an external vendor to supply parts currently manufactured at a facility in Thailand. The $72 million restructuring charge was a result of steps Seagate is taking to further improve the efficiency of its operations. These actions included closure of Seagate's microchip manufacturing facility in Scotland; discontinuance of Seagate's recording head suspension business located in Malaysia and Minnesota; consolidation of global customer service operations by relocating such operations in Singapore, Scotland and Costa Mesa, California to Mexico; and closure of Seagate's recording media substrate facility in Mexico. In connection with this restructuring, Seagate's workforce was reduced by approximately 1,250 employees. As a result of this workforce reduction and the write-off or write-down of equipment and facilities in connection with implementing the fiscal 1999 restructuring plan, Seagate estimates that annual salary and depreciation expense will be reduced by approximately $27 million and $16 million, respectively. Seagate's implementation of the restructuring plan was substantially complete as of March 31, 2000.

     The $78 million charge to unusual items in fiscal 1999 was in connection with an amendment to the purchase agreement for the August 1997 acquisition of Quinta. See "-- Overview -- Business Combinations" beginning on page F-27 of this document. The $22 million in income in unusual items in fiscal 1998 represents a $22 million reduction of the $153 million charge recorded in 1997 to settle a lawsuit against Seagate by Amstrad PLC.

     Net other income in fiscal 1999 increased by $1.633 billion compared with fiscal 1998. The increase in net other income was primarily due to the net gain of $1.670 billion on the contribution of Seagate's NSMG business to VERITAS partially offset by the charge related to Seagate's equity investment in VERITAS of $119 million in the fourth quarter of fiscal 1999. The net gain of $1.670 billion consisted of a gain of $1.806 billion net of compensation expense of $124 million and merger-related expenses of $12 million. In addition, the increase in net other income was due to $76 million of expenses related to mark-to-market adjustments in fiscal 1998 on certain of Seagate's foreign currency forward exchange contracts for the Thai baht and the Malaysian ringgit.

     Seagate recorded a $697 million provision for income taxes at an effective rate of 37% in fiscal 1999 compared with a $174 million benefit for income taxes at an effective rate of 25% in fiscal 1998. The increase in the provision for income taxes was primarily due to income from operations in fiscal 1999 and to income taxes provided on the pre-tax gain of $1.670 billion recorded on the contribution of Seagate's NSMG business to VERITAS. Excluding the effects of the NSMG contribution, the non-deductible charges from the Quinta acquisition and certain non-recurring restructuring costs, the pro forma effective tax rate used to record the provision for income taxes was approximately 28% in fiscal 1999.

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     Seagate provided income taxes at the U.S. statutory rate on approximately
55% of its fiscal 1999 foreign earnings compared with approximately all of such earnings in fiscal 1998. A substantial portion of Seagate's Asia Pacific manufacturing operations at plant locations in Singapore, Thailand, Malaysia and China operate under various tax holidays which expire in whole or in part during fiscal 2001 through 2010. The net impact of these tax holidays was to increase net income by approximately $35 million ($.14 per share, diluted) in fiscal 1999. The tax holidays had no impact on the net loss in fiscal 1998.

OTHER

     For fiscal 2000, the net gain resulting from the remeasurement of foreign financial statements into U.S. dollars was $4 million. Such net gains (losses) did not have a significant effect on the results of operations for fiscal 1999 or fiscal 1998. The effect of inflation on operating results for fiscal 2000, 1999 and 1998 has been insignificant. Seagate believes this is due to the absence of any significant inflation factors in the industry in which Seagate participates.

     Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" is effective for all fiscal quarters beginning after June 15, 2000. This statement establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that derivatives be recognized in the balance sheet at fair value and specifies the accounting for changes in fair value. Seagate is in the process of assessing the impact of this pronouncement on its financial statements.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 provides guidance on the recognition, presentation and disclosure of revenue in financial statements. All registrants are expected to apply the accounting and disclosures described in SAB 101. Seagate is still assessing the impact of SAB 101 on its consolidated results of operations, financial position and cash flows. Seagate is required to adopt SAB 101 in the fourth quarter of fiscal 2001.

     In March 2000, the Financial Accounting Standards Board issued FASB Interpretation No. 44 ("FIN 44"), "Accounting for Certain Transactions Involving Stock Compensation -- an Interpretation of APB Opinion No. 25." FIN 44 clarifies the application of APB Opinion No. 25 and, among other issues, clarifies the following: the definition of an employee for purposes of applying APB Opinion No. 25; the criteria for determining whether a plan qualifies as a noncompensatory plan; the accounting consequence of various modifications to the terms of the previously fixed stock options or awards; and the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 1, 2000. Seagate is still assessing the impact of FIN 44 on its consolidated results of operations, financial position, and cash flows.

     Seagate records unrealized gains and losses on the mark-to-market of its investments as a component of accumulated other comprehensive income. As of June 30, 2000 and July 2, 1999, total accumulated other comprehensive income (loss) was $86 million and $(7) million, respectively. During fiscal 2000, several marketable equity securities held by Seagate including SanDisk Corporation, Gadzoox Networks, Inc., Veeco Instruments, Inc., and Lernout & Hauspie Speech Products N.V. were included in this mark-to-market calculation resulting in a $95 million unrealized gain, net of taxes. No such similar amounts were recorded in fiscal 1999. Such investments are subject to changes in valuation based upon the market price of their common stock. Between June 30, 2000 and September 22, 2000, these investments, excluding the investments in SanDisk Corporation and Veeco Instruments which were sold during the same period, had temporarily decreased in fair value by $85 million, net of taxes. In July 2000, Seagate sold its remaining investment in SanDisk for net proceeds of approximately $105 million.

LIQUIDITY AND CAPITAL RESOURCES

     At June 30, 2000, Seagate's cash, cash equivalents and short-term investments totaled $2.015 billion, an increase of $392 million from the prior year-end balances. This increase was primarily a result of proceeds from sales of VERITAS and SanDisk common stock of $834 million and $680 million, respectively, $192 million from sales of Seagate's common stock, and net cash provided by operating activities. However, this increase was partially offset by expenditures of $580 million for property, equipment and leasehold improvements and the repurchase of approximately 25 million shares of Seagate's common stock for $776 million. Seagate's cash and cash equivalents are maintained in highly liquid investments with remaining maturities of 90 days or less at the time of purchase, while its short-term investments primarily consist of readily marketable debt securities with remaining maturities of more than 90 days at the time of purchase.

     As of June 30, 2000, Seagate had committed lines of credit of $86 million that can be used for standby letters of credit or bankers' guarantees. At June 30, 2000, $57 million of these lines of credit were utilized. In addition, Seagate has a $300 million credit facility that can be used for borrowings. As of June 30, 2000 this facility was unutilized.

     Seagate made investments in property and equipment in fiscal 2000 totaling $623 million. This amount comprised $241 million for manufacturing facilities and equipment for the recording head operations in the United States, Northern Ireland, Thailand and Malaysia; $289 million for manufacturing facilities and equipment related to Seagate's subassembly and disc drive final assembly and test facilities in the United States, Asia Pacific and the United Kingdom; $86 million for expansion of Seagate's thin-film media operations in the United States, Singapore, Northern Ireland and Mexico; and $7 million for other purposes. Seagate presently anticipates investments of approximately $632 million in property and equipment in 2001. Seagate plans to finance these investments from existing cash balances and future cash flows from operations.

     During the year ended June 30, 2000, Seagate acquired approximately 25 million shares of its common stock for approximately $776 million. The repurchase of a portion of these shares completed the June 1997 stock repurchase program as amended in February 1999. The remainder of the shares were repurchased under an April 1999 amendment to the program in which up to an additional 25 million shares of Seagate's common stock was authorized to be acquired in the open market. In November 1999, Seagate's board of directors authorized an increase to its existing stock repurchase program pursuant to which up to an additional 50 million shares of Seagate's common stock may be acquired in the open market. Seagate effected no repurchases in the quarters ended March 31, 2000 or June 30, 2000, and has no present intention to repurchase additional shares.

     Seagate believes that its cash balances together with cash flows from operations and its borrowing capacity will be sufficient to meet its working capital needs for the foreseeable future.

DISCLOSURES ABOUT MARKET RISK

     Interest Rate Risk -- Seagate's exposure to market risk for changes in interest rates relates primarily to Seagate's investment portfolio and long-term debt obligations. Seagate does not use derivative financial instruments in its investment portfolio. Seagate places its investments with high credit quality issuers and, by policy, limits the amount of credit exposure to any one issuer. As stated in its policy, Seagate is averse to principal loss and ensures the safety and preservation of its invested funds by limiting default risk, market risk and reinvestment risk.

     Seagate mitigates default risk by investing in only the safest and highest credit quality securities and by constantly positioning its portfolio to respond appropriately to a significant reduction in a credit rating of any investment issuer, guarantor or depository. The portfolio includes only marketable securities with active secondary or resale markets to ensure portfolio liquidity.

     Seagate has no cash flow exposure due to rate changes for long-term debt obligations. Seagate primarily enters into debt obligations to support general corporate purposes including capital expenditures and working capital needs.

     The tables below present principal (or notional) amounts and related weighted average interest rates by year of maturity for Seagate's investment portfolio and debt obligations as of June 30, 2000 and July 2, 1999.

     All investments mature, by policy, in three years or less, except for certain types of investments that may mature in more than three years but whose weighted average maturity is three years or less.

                                                                                           FAIR VALUE
                            2001    2002    2003    2004    2005    THEREAFTER   TOTAL    JUNE 30, 2000
                           ------   -----   -----   -----   -----   ----------   ------   -------------
                                                      (DOLLARS IN MILLIONS)
ASSETS
Cash equivalents
  Fixed rate.............  $  795   $  --   $  --   $  --   $  --      $ --      $  795      $  791
    Average interest
      rate...............    5.73%     --      --      --      --        --        5.73%
Short-term investments
  Fixed rate.............     281     310     184      --      --        --         775         745
    Average interest
      rate...............    6.21%   5.72%   6.80%             --        --        6.15%
  Variable rate..........     395      --      --      --      --        --         395         395
    Average interest
      rate...............    6.61%     --      --      --      --        --        6.61%
Total investment
  securities.............   1,471     310     184      --      --        --       1,965       1,931
    Average interest
      rate...............    6.06%   5.72%   6.80%             --        --        6.07%
Long-Term Debt
  Fixed rate.............      --      --      --     200      --       500         700         630
    Average interest
      rate...............      --      --      --    7.13%     --      7.50%       7.40%

                                                                                            FAIR VALUE
                            2000    2001    2002     2003    2004    THEREAFTER   TOTAL    JULY 2, 1999
                            -----   -----   -----   ------   -----   ----------   ------   ------------
                                                       (DOLLARS IN MILLIONS)
ASSETS
Cash equivalents
  Fixed rate..............  $ 350   $  --   $  --   $   --   $  --     $  --      $  350      $  350
    Average interest
      rate................   5.29%     --      --       --      --        --        5.29%
Short-term investments
  Fixed rate..............    202     364     432       --      --        --         998         994
    Average interest
      rate................   5.48%   6.02%   6.61%      --      --        --        6.17%
  Variable rate...........    233      --      --       --      --        --         233         233
    Average interest
      rate................   5.03%     --      --       --      --        --        5.03%
Total investment
  securities..............    785     364     432       --      --        --       1,581*      1,577
    Average interest
      rate................   5.26%   6.02%   6.61%      --      --        --        5.80%
Long-Term Debt
  Fixed rate..............     --      --      --       --     200       500         700         663
    Average interest
      rate................     --      --      --       --    7.03%     7.45%       7.33%         --

---------------
* Includes $4 million of accreted interest to be received at maturity.

     Foreign Currency Risk -- Seagate transacts business in various foreign countries. Its primary foreign currency cash flows are in emerging market countries in Asia and in certain European countries. During fiscal 1998, Seagate employed a foreign currency hedging program utilizing foreign currency forward exchange contracts and purchased currency options to hedge local currency cash flows from payroll, inventory, other operating expenditures and fixed asset purchases in Singapore, Thailand, Malaysia, and Ireland. Under this program, increases or decreases in Seagate's local currency operating expenses and other cash outflows, as measured in U.S. dollars, partially offset realized gains and losses on the hedging instruments. The goal of this hedging program was to economically guarantee or lock in the exchange rates on Seagate's foreign currency cash outflows rather than to eliminate the possibility of short-term earnings volatility. Based on uncertainty in the Southeast Asian foreign currency markets, Seagate has temporarily suspended purchasing foreign currency forward exchange and option contracts for the Thai baht, Malaysian ringgit and Singapore dollar. Seagate does not use foreign currency forward exchange contracts or purchased currency options for trading purposes. As of July 3, 1998, Seagate had effectively closed out all of its foreign currency forward exchange contracts by purchasing offsetting contracts. As of June 30, 2000, Seagate had no outstanding foreign currency forward exchange or purchased currency option contracts.

     Under Seagate's foreign currency hedging program, gains and losses related to qualified hedges of firm commitments and anticipated transactions were deferred and recognized in income or as adjustments of carrying amounts when the hedged transaction occurred. All other foreign currency hedge contracts were marked-to-market and unrealized gains and losses were included in current period net income. Because not all economic hedges qualified as accounting hedges, certain unrealized gains and losses were recognized in income in advance of the actual foreign currency cash flows. This mismatch of accounting gains and losses and foreign currency cash flows was especially pronounced during the first and second quarters of fiscal 1998 as a result of the declines in value of the Thai baht and Malaysian ringgit, relative to the U.S. dollar. This mismatch resulted in a pre-tax charge of $76 million for the year ended July 3, 1998.

                 SELECTED HISTORICAL FINANCIAL DATA FOR VERITAS

     The following selected consolidated financial data are derived from VERITAS' consolidated financial statements. Share and per share data applicable to prior periods has been restated to give retroactive effect to VERITAS' stock splits effected as stock dividends through June 30, 2000. This data should be read in conjunction with the consolidated financial statements and notes thereto attached to this document.

                                                                                                 SIX MONTHS
                                                                                                   ENDED
                                                  YEARS ENDED DECEMBER 31,                        JUNE 30,
                                   ------------------------------------------------------   --------------------
                                     1999        1998       1997       1996       1995        2000        1999
                                   ---------   --------   --------   --------   ---------   ---------   --------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Total net revenue................  $ 596,112   $210,865   $121,125   $ 72,746   $  47,826   $ 520,076   $186,552
Amortization of developed
  technology.....................     35,659         --         --         --          --      30,948      5,006
Amortization of goodwill and
  other intangibles..............    510,943         --         --         --          --     439,517     71,557
Acquisition and restructuring
  costs..........................     11,000         --      8,490         --          --          --     11,000
In-process research and
  development....................    104,200        600         --      2,200          --          --    103,100
Income (loss) from operations....   (475,237)    53,668     20,076     11,858       1,193    (309,346)  (139,846)
Net income (loss)................   (502,958)    51,648     22,749     12,129       2,371    (346,724)  (148,746)
Net income (loss) per
  share -- basic.................  $   (1.59)  $   0.24   $   0.11   $   0.06   $    0.01   $   (0.87)  $  (0.61)
Net income (loss) per share --
  diluted........................  $   (1.59)  $   0.22   $   0.10   $   0.06   $    0.01   $   (0.87)  $  (0.61)
Number of shares used in
  computing per share
  amounts -- basic...............    316,892    211,558    205,300    193,617     181,590     397,645    245,493
Number of shares used in
  computing per share
  amounts -- diluted.............    316,892    232,519    222,716    209,228     193,780     397,645    245,493

                                                         AS OF DECEMBER 31,
                                      --------------------------------------------------------        AS OF
                                         1999        1998       1997       1996        1995       JUNE 30, 2000
                                      ----------   --------   --------   ---------   ---------    -------------
                                                                   (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Working capital.....................  $  631,036   $198,842   $188,578   $  67,413   $  23,451     $  838,777
Total assets........................   4,233,277    349,117    241,880      94,524      48,100      4,077,544
Long-term obligations...............     451,640    100,773    100,911       1,468       6,205        456,587
Accumulated deficit.................    (532,374)   (29,416)   (81,064)   (103,813)   (115,942)      (879,098)
Stockholders' equity................   3,393,061    169,854    104,193      74,955      23,602      3,199,960

     In 1999, VERITAS acquired the NSMG business, TeleBackup and NuView. Because VERITAS accounted for the NSMG, TeleBackup and NuView acquisitions using the purchase method of accounting, VERITAS recorded developed technology, goodwill and other intangible assets of approximately $3,754.9 million in total. These assets are being amortized over their estimated useful life of four years, and result in charges to operations of approximately $234.8 million per quarter. VERITAS also recorded one-time non-cash charges of $104.2 million in its statements of operations in 1999, related to the write-off of in-process research and development. VERITAS also recorded a one-time restructuring charge in 1999 of $11.0 million related primarily to costs for its duplicative facilities that its plans to vacate.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS OF VERITAS

     The following discussion should be read in conjunction with the selected historical financial data for VERITAS, and the financial statements of VERITAS and related notes, included in this document.

OVERVIEW

     VERITAS is a leading independent supplier of storage management software for the data availability market. Storage management software has grown significantly in importance and market impact during the last few years. Over time the information technology operations of an enterprise have moved from just being a piece of their computing infrastructure to providing competitive advantage through their providing highly available mission critical data that is accessible at all times. VERITAS' products help its customers manage complex and diverse computing environments efficiently and cost-effectively, by making sure that their data is protected, can be accessed at all times, and can be managed and used in compliance with business policies. VERITAS' products help to improve the levels of centralization, control, automation and manageability in computing environments, and they allow information technology, or IT, managers to be significantly more effective with constrained resources and limited budgets. VERITAS' products offer protection against data loss and file corruption, allow rapid recovery after disk or computer system failure, enable IT managers and end users to work efficiently with large numbers of files, and make it possible to manage data distributed on large networks of computer systems without harming productivity or interrupting users. These products provide continuous availability of data in clustered computer systems that share disk resources to maintain smooth business operations and are highly scalable in order to keep up with the rapid growth of data and technologies deployed in businesses.

     VERITAS recently announced its strategy for continued expansion of its business, focusing on data availability, which is a broader market category that includes storage management software. To support this strategy, VERITAS has initiated a comprehensive worldwide branding campaign to grow awareness of its name and position itself as a data availability company. VERITAS is also undertaking a number of new business initiatives, including dividing its internal product development and product marketing groups according to the computing platforms on which VERITAS' products operate. Each of these new business initiatives is being driven by a dedicated group of employees focused on that initiative's success, and will require the devotion of substantial employee resources and management attention. To the extent these initiatives are not successful, VERITAS' business and results of operations would be adversely affected.

     VERITAS develops and sells products for most popular operating systems, including versions of UNIX and Windows NT. VERITAS' software solutions are used by customers across a broad spectrum of industries, including many leading global corporations and e-commerce businesses. VERITAS also provides a full range of services to assist its customers in planning and implementing their storage management solutions.

     VERITAS markets its products and services to original equipment manufacturers and end user customers through a combination of direct sales and indirect sales channels such as resellers, value-added resellers, hardware distributors, application software vendors and systems integrators.

     VERITAS derives user license fee revenue from shipments of its software products to end-user customers through direct sales channels, indirect sales channels and original equipment manufacturer customers. VERITAS' original equipment manufacturer customers either bundle VERITAS' products with the products licensed by such original equipment manufacturers or offer them as options. Some original equipment manufacturers also resell VERITAS' products. VERITAS receives a royalty each time the original equipment manufacturer licenses to a customer a copy of the original equipment manufacturer's products that incorporates one or more of its products. VERITAS' license agreements with its original equipment manufacturer customers generally contain no minimum sales requirements and VERITAS cannot assure you that any original equipment manufacturer will either commence or continue shipping operating systems incorporating its products in the future. When VERITAS enters into new agreements with original equipment manufacturer customers and resellers, a significant period of time may elapse before VERITAS realizes any associated revenue, due to development work that VERITAS must generally undertake under these agreements and the time needed for the sales and marketing organizations within these customers and distributors to become familiar with and gain confidence in VERITAS' products.

     VERITAS' services revenue consists of fees derived from annual maintenance agreements, from consulting and training services and from porting fees. Original equipment manufacturer maintenance agreements covering VERITAS' products provide for technical and emergency support and minor unspecified product upgrades for a fixed annual fee. Maintenance agreements covering products that are licensed through channels other than original equipment manufacturers provide for technical support and unspecified product upgrades for an annual service fee based on the number of user licenses purchased and the level of service subscribed. Porting fees consist of fees derived from porting and other non-recurring engineering efforts when VERITAS ports, or adapts, its storage management products to an original equipment manufacturer's operating system and when VERITAS develops new product features or extensions of existing product features at the request of a customer. In most cases, VERITAS retains the rights to technology derived from porting and non-recurring engineering work and therefore generally performs this work on a relatively low, and sometimes negative, margin.

     VERITAS' international sales are generated primarily through its international sales subsidiaries. International revenue, most of which is collectible in foreign currencies, accounted for approximately 24% of VERITAS' total revenue for the six months ended June 30, 2000 and 23% of its total revenue for the three months ended June 30, 1999, for 24% of its total revenue for the six months ended June 30, 2000 and 23% for the six months ended June 30, 1999. VERITAS' international revenue increased 151% to $66.2 million for the three months ended June 30, 2000 from $26.4 million for the three months ended June 30, 1999 and increased 194% to $125.1 million for the six months ended June 30, 2000 from $42.5 million for the six months ended June 30, 1999. Since much of VERITAS' international operating expenses are also incurred in local currencies, which is the foreign subsidiaries' functional currency, the relative impact of exchange rates on net income or loss is less than the impact on revenues. Although VERITAS' operating and pricing strategies take into account changes in exchange rates over time, VERITAS' operating results may be affected in the short term by fluctuations in foreign currency exchange rates. VERITAS' international subsidiaries purchase licenses for resale from the parent company resulting in intercompany receivables and payables. These receivables and payables are carried on VERITAS' books in the foreign currency that existed at the time of the transaction. These receivables and payables are eliminated for financial statement reporting purposes. Prior to elimination, the amounts carried in foreign currencies are converted to the functional currency at the then current rate, or "marked to market", which may give rise to currency remeasurement gains and losses. Such gains or losses are recognized in VERITAS' statement of operations as a component of other income, net. To date, such gains or losses have not been material.

     VERITAS believes that its success depends upon continued expansion of its international operations. VERITAS currently has sales and service offices and resellers located in North America, Europe, Asia Pacific, South America and the Middle East and a development center in India. International expansion will require VERITAS to establish additional foreign offices, hire more personnel and recruit new international resellers, resulting in the diversion of significant management attention and the expenditure of financial resources. To the extent that VERITAS is unable to meet these additional requirements, growth in international sales will be limited, which would have an adverse effect on VERITAS' business, operating results and financial condition. International operations also subject VERITAS to a number of risks inherent in developing and selling products outside the United States, including potential loss of developed technology, limited protection of intellectual property rights, imposition of government regulation, imposition of export duties and restrictions, cultural differences in the conduct of business, and political and economic instability.

     On May 28, 1999, VERITAS acquired the Network & Storage Management Group business of Seagate Software, Inc., which is referred to as NSMG. On June 1, 1999 VERITAS acquired TeleBackup Systems, Inc., which is referred to as TeleBackup. On August 10, 1999, VERITAS acquired certain assets of NuView, Inc., which is referred to as NuView. In the following paragraphs, all share and per share data applicable to prior periods have been restated to give retroactive effect to VERITAS' stock splits effected as stock dividends through June 30, 2000.

     The NSMG business developed and marketed software products and provided related services enabling information technology professionals to manage distributed network resources and to secure and protect enterprise data. Its products offered features such as system backup, disaster recovery, migration, replication, automated client protection, storage resource management, scheduling, event correlation and desktop management. In connection with the NSMG acquisition, in consideration for the contribution of assets and liabilities related to the NSMG business by Seagate Technology, Inc., Seagate Software, Inc., and their respective subsidiaries, and based on the average closing price of VERITAS' common stock of $20.26 per share for 5 days before and after June 7, 1999, the measurement date for the transaction, VERITAS issued 155,583,486 shares of its common stock to Seagate Software, Inc. and issued options to purchase 15,626,358 shares of its common stock to its employees who were former NSMG employees. VERITAS accounted for the NSMG acquisition using the purchase method of accounting, and VERITAS is incurring charges of $221.5 million per quarter primarily related to the amortization of developed technology, goodwill and other intangibles over their estimated useful life of four years. The total NSMG purchase price was $3,464.5 million and included $3,151.4 million for the issuance of VERITAS common stock, $269.7 million for the exchange of options to purchase VERITAS common stock and $43.4 million of acquisition-related costs. The purchase price was allocated, based on an independent valuation, to goodwill of $3,015.8 million, distribution channels of $233.8 million, original equipment manufacturer agreements of $23.4 million, developed technology of $233.7 million, assembled workforce of $12.8 million, trademarks of $22.8 million, in-process research and development of $101.2 million, net deferred tax liabilities of $179.5 million, other intangibles of $1.5 million and tangible net liabilities assumed of $1.0 million. For the three months ended June 30, 2000, VERITAS recorded $206.9 million for the amortization of goodwill and other intangibles, and $14.6 million for the amortization of developed technology related to this acquisition and for the six months ended June 30, 2000, VERITAS recorded $413.8 million for the amortization of goodwill and other intangibles, and $29.2 for the amortization of developed technology related to this acquisition.

     Acquisition-related costs consisted of direct transaction costs of $20.0 million, operating lease commitments on duplicative facilities of $8.2 million and involuntary termination benefits of $15.2 million. Non-cash charges included in the acquisition-related costs approximated $11.7 million. At June 30, 2000, $17.8 million in direct transaction costs, $1.1 million in operating lease commitments on duplicative facilities and $3.2 million in involuntary termination benefits were paid against the acquisition-related costs accrual and $11.7 million of non-cash involuntary termination benefits were charged against the acquisition-related costs accrual. The remaining acquisition-related costs accrual of $9.6 million is anticipated to be utilized primarily for servicing operating lease payments or negotiated buyout of operating lease commitments, the lease terms of which will expire at various times through the year 2013. In addition, VERITAS recorded a restructuring charge of $11.0 million in 1999 as a result of the NSMG acquisition. This restructuring charge related to exit costs with respect to duplicative facilities that VERITAS plans to vacate, which include $0.9 million of write-off of redundant equipment and leasehold improvements, and involuntary termination benefits. Involuntary termination benefits relate to the salary and fringe benefit expense for terminated employees in research and development. The involuntarily terminated employees represented 2% of the global workforce. At June 30, 2000, $0.9 million in severance costs and $0.2 million of cancellation of facility leases and other contracts were paid against the restructuring charge accrual and $0.9 million of write-off of redundant equipment and leasehold improvements had been written off. The remaining restructuring charge accrual of $9.0 million is anticipated to be utilized primarily for servicing operating lease payments or negotiated buyout of operating lease commitments, the lease terms of which will expire at various times through the year 2012.

     TeleBackup designed, developed and marketed software solutions for local and remote backup and recovery of electronic information stored on networked, remote and mobile personal computers. TeleBackup became VERITAS' wholly-owned subsidiary in exchange for the issuance of 6,842,795 shares of either VERITAS common stock, or exchangeable shares exchangeable into VERITAS common stock, to the holders of TeleBackup common shares and the exchange of options to purchase 154,706 shares of VERITAS common stock to its employees who were former employees of TeleBackup. VERITAS accounted for the TeleBackup acquisition using the purchase method of accounting, and VERITAS is incurring charges of $9.0 million per quarter primarily related to the amortization of developed technology, goodwill and other intangibles over their estimated useful life of four years. Based on the average closing price of VERITAS' common stock of $19.60 per share for 5 days before and after June 1, 1999, the measurement date for the transaction, the total purchase price for TeleBackup was $143.1 million. The TeleBackup purchase price included $134.1 million related to the issuance of VERITAS common stock, $2.8 million for the issuance of options to purchase VERITAS common stock and $6.2 million in acquisition-related costs. The acquisition costs of $6.2 million consist primarily of direct transaction costs and involuntary termination benefits. At June 30, 2000, of the total $6.2 million acquisition costs, VERITAS paid $5.7 million in direct transaction costs with the majority of the remaining $0.5 million anticipated to be utilized by August 2000. The purchase price was allocated, based on an independent valuation, to goodwill of $133.1 million, distribution channels of $1.0 million, original equipment manufacturer agreements of $2.1 million, developed technology of $6.6 million, assembled workforce of $0.3 million, trademarks of $1.3 million, in-process research and development of $1.9 million, net deferred tax liabilities of $3.0 million and tangible net liabilities assumed of $0.2 million. For the three months ended June 30, 2000, VERITAS recorded $8.6 million for amortization of goodwill and other intangibles, and $0.4 million for the amortization of developed technology related to this acquisition and for the six months ended June 30, 2000, VERITAS recorded $17.2 million for amortization of goodwill and other intangibles, and $0.8 for the amortization of developed technology related to this acquisition.

     Under an asset purchase agreement, VERITAS acquired certain assets of NuView, including its Windows NT cluster management solution, Cluster X, for a total cost of approximately $67.9 million. VERITAS accounted for the acquisition using the purchase method of accounting, and VERITAS is incurring charges of $4.3 million per quarter primarily related to the amortization of developed technology, goodwill and other intangibles over their estimated useful life of four years. The purchase price included $47.7 million related to the issuance of VERITAS common stock, $0.8 million for the issuance of options to purchase VERITAS common stock to former NuView employees, $0.2 million in acquisition-related costs and $19.2 million payable in cash, of which $12.8 million has been paid. The purchase price was allocated, based on an independent valuation, to goodwill of $62.6 million, developed technology of $2.4 million, assembled workforce of $0.6 million, trademarks of $0.3 million, covenant-not-to-compete of $0.9 million and in-process research and development of $1.1 million. For the three months ended June 30, 2000, VERITAS recorded $4.1 million for amortization of goodwill and other intangibles, and $0.2 million for the amortization of developed technology related to this acquisition and for the six months ended June 30, 2000, VERITAS recorded $8.2 million for amortization of goodwill and other intangibles, and $0.3 million for the amortization of developed technology related to this acquisition.

     For the year ended December 31, 1999 and the six months ended June 30, 2000, VERITAS incurred net losses due to the amortization of developed technology, goodwill and other intangibles related to the acquisitions of the NSMG business, TeleBackup and NuView. Because of these acquisitions, VERITAS will incur total charges of $234.8 million per quarter until the second quarter of 2003 related to the amortization of developed technology, goodwill and other intangibles. Because of these significant quarterly charges it is likely that VERITAS will remain unprofitable at least through the second quarter of 2003.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR VERITAS FOR THE YEAR ENDED DECEMBER 31, 1999

     Results of Operations

     The following table sets forth, for the periods indicated, certain items in VERITAS' statements of operations expressed as a percentage of total revenue.

                                                        YEARS ENDED
                                                        DECEMBER 31,
                                                    --------------------
                                                    1999    1998    1997
                                                    ----    ----    ----
Net revenue:
  User license fees...............................   84%     80%     79%
  Services........................................   16      20      21
                                                    ---     ---     ---
          Total net revenue.......................  100     100     100
Cost of revenue:
  User license fees...............................    4       4       4
  Services........................................    6      10      10
  Amortization of developed technology............    6      --      --
                                                    ---     ---     ---
          Total cost of revenue...................   16      14      14
                                                    ---     ---     ---
Gross profit......................................   84      86      86
Operating expenses:
  Selling and marketing...........................   37      36      35
  Research and development........................   16      19      21
  General and administrative......................    6       5       7
  Amortization of goodwill and other
     intangibles..................................   86      --      --
  Acquisition and restructuring costs.............    2      --       7
  In-process research and development.............   17      --      --
                                                    ---     ---     ---
          Total operating expenses................  164      60      70
                                                    ---     ---     ---
Income from operations............................  (80)     26      16
Interest and other income, net....................    4       6       4
Interest expense..................................   (2)     (3)     (1)
                                                    ---     ---     ---
Income before income taxes........................  (78)     29      19
Provision for income taxes........................    6       4       1
                                                    ---     ---     ---
Net income........................................  (84)%    25%     18%
                                                    ===     ===     ===

       Net Revenue

     Net revenue increased 183% to $596.1 million in 1999 from $210.9 million in 1998, when it increased 74% from $121.1 million in 1997. While VERITAS believes that the percentage increases in net revenue achieved in these periods are not necessarily indicative of future results, VERITAS expects net revenue to continue to grow in 2000. VERITAS' revenue comprises user license fees and service revenue.

     User License Fees. User license fees increased 197% to $498.0 million in 1999 from $167.7 million in 1998, when it increased 75% from $95.7 million in 1997. The increase in 1999 was primarily the result of the acquisition of NSMG in the second quarter of 1999, continued growth in market acceptance of VERITAS' software products, a greater volume of large end-user transactions, increased revenue from original equipment manufacturers, or OEMs, resales of bundled and unbundled products and the introduction of new products. The increase in 1998 was primarily the result of the continued growth in market acceptance of VERITAS' software products, a greater volume of large end-user transactions, increased revenue from OEM resales of bundled and unbundled products and the introduction of new products. In particular, VERITAS' user license fees from storage products increased by approximately 187% in 1999 from 1998, and accounted for 86% of user license fees in 1999, 88% of user license fees in 1998 and 89% of user license fees in 1997.

     Service Revenue. VERITAS derives service revenue primarily from contracts for software maintenance and technical support and, to a lesser extent, consulting services, training services and porting fees. Porting fees are derived from funded development efforts that are typically associated with VERITAS' agreements with original equipment manufacturers. Service revenue increased 127% to $98.1 million in 1999, from $43.2 million in 1998, when it increased 70% from $25.4 million in 1997. The increases in both 1999 and 1998 were primarily due to increased sales of service and support contracts on new licenses, renewal of service and support contracts on existing licenses, an increase in demand for consulting and training services and, to a lesser extent in 1999, the acquisition of NSMG in the second quarter of 1999. VERITAS expects that service revenue will continue to grow as a percentage of its net revenue.

       Cost of Revenue

     Cost of revenue increased 221% to $94.6 million in 1999 from $29.5 million in 1998, when it increased 79% from $16.4 million in 1997. Gross margin on user license fees is substantially higher than gross margin on service revenue, reflecting the low materials, packaging and other costs of software products compared with the relatively high personnel costs associated with providing maintenance, technical support, consulting, training services and development efforts. Cost of service revenue also varies based upon the mix of maintenance, technical support, consulting and training services.

     Cost of User License Fees (including amortization of developed technology). Cost of user license fees consists primarily of royalties, media, manuals and distribution costs. Also included in the cost of revenue is the amortization of developed technology acquired in the NSMG, TeleBackup and NuView acquisitions. The estimated useful life of the developed technology acquired is four years and VERITAS expects the amortization to be approximately $15.1 million per quarter. Cost of user license fees (including amortization of developed technology) increased 541% to $56.4 million in 1999 from $8.8 million in 1998, and increased 86% in 1998 from $4.7 million in 1997. The increase in 1999 was primarily the result of the amortization of developed technology, and to a lesser extent, a larger percentage of license fees being generated from the sale of products with higher royalty rates. VERITAS pays royalties for certain technology licensed from others and incorporated in VERITAS' products. The increase in 1998 was primarily the result of a larger percentage of license fees being generated from the sale of products with higher royalty rates. Gross margin on user license fees decreased to 89% in 1999 and remained constant at 95% in 1998 and 1997. The decrease in gross margin on user license fees in 1999 was due to the amortization of developed technology. If VERITAS excluded the amortization of developed technology from the cost of user license fees, the gross margin would have been 96% in 1999. The gross margin on user license fees may vary from period to period based on the license revenue mix and certain products having higher royalty rates than other products. VERITAS does not expect gross margin on user license fees to increase.

     Cost of Service Revenue. Cost of service revenue consists primarily of personnel-related costs in providing maintenance, technical support, consulting and training to customers, and development efforts in porting. Cost of service revenue increased 85% to $38.2 million in 1999 from $20.7 million in 1998, and increased 76% in 1998 from $11.7 million in 1997. Gross margin on service revenue was 61% in 1999, 52% in 1998 and 54% in 1997. The increase in absolute dollars was due primarily to personnel additions in VERITAS' customer support, training and consulting organizations, in anticipation of increased demand for such services. The gross margin improvement in 1999 was the result of increased productivity and higher service revenue growth due to support fees from a larger installed customer base.

       Operating Expenses

     The NSMG and the TeleBackup acquisitions have contributed to increases in all operating expense categories. However, due to the integration that has taken place to date, it is not possible to quantify the portion of the increase that is related directly to these acquisitions.

     Selling and Marketing. Selling and marketing expenses consist primarily of salaries, related benefits, commissions, consultant fees and other costs associated with VERITAS' sales and marketing efforts. Selling and marketing expenses increased 191% to $222.0 million in 1999 from $76.4 million in 1998, and increased 78% in 1998 from $42.9 million in 1997. Selling and marketing expenses as a percentage of net revenue remained relatively consistent at 37% in 1999, 36% in 1998 and 35% in 1997. The increase in absolute dollars is primarily attributable to increased sales and marketing staffing and, to a lesser extent, increased costs associated with new marketing programs. VERITAS intends to continue to expand its global sales and marketing infrastructure, and accordingly, VERITAS expects its selling and marketing expenses to increase in absolute dollars but not necessarily change significantly as a percentage of net revenue in the future.

     Research and Development. Research and development expenses consist primarily of salaries, related benefits, third-party consultant fees and other engineering related costs. Research and development expenses increased 135% to $94.5 million in 1999 from $40.2 million in 1998, and increased 60% in 1998 from $25.2 million in 1997. The increases were due primarily to increased staffing levels associated with new hires and VERITAS' acquisitions and expansion of development efforts for new technology. As a percentage of net revenue, research and development expenses decreased to 16% in 1999 from 19% in 1998 and 21% in 1997. VERITAS believes that a significant level of research and development investment is required to remain competitive, and expect these expenses will continue to increase in absolute dollars in future periods and may increase slightly as a percentage of net revenue. Research and development expenses can be expected to fluctuate from time to time to the extent that VERITAS makes periodic incremental investments in research and development and its level of revenue fluctuates.

     General and Administrative. General and administrative expenses consist primarily of salaries, related benefits and fees for professional services, such as legal and accounting services. General and administrative expenses increased 225% to $34.2 million in 1999 from $10.5 million in 1998, and increased 31% in 1998 from $8.0 million in 1997. General and administrative expenses as a percentage of revenue were 6% in 1999, 5% in 1998 and 7% in 1997. The increases in absolute dollars in 1999 and 1998 were due to additional personnel costs, including additional personnel related to the acquisitions in the second quarter of 1999, and, to a lesser extent, to an increase in the provision for the allowance for doubtful accounts and other expenses associated with enhancing our infrastructure to support expansion of VERITAS' operations. VERITAS expects general and administrative expenses to increase in absolute dollars, but not to change significantly as a percentage of net revenue, as it expands its operations.

     Amortization of goodwill and other intangibles. Amortization of goodwill and other intangibles was $510.9 million in 1999. This amount for the most part represents seven months of amortization of goodwill, distribution channels, trademarks and other intangibles assets recorded upon the acquisitions of NSMG and TeleBackup and five months of amortization of goodwill and other intangibles assets recorded upon the acquisition of NuView. The estimated useful life of the goodwill and the other intangibles is four years and VERITAS expects the amortization to be approximately $219.7 million per quarter.

     Acquisition and restructuring costs. In 1999, upon the acquisition of NSMG, VERITAS recorded a one-time charge to acquisition and restructuring costs of $11.0 million, which included approximately $9.7 million in exit costs with respect to duplicative facilities that it plans to vacate and approximately $1.3 million in severance benefits.

     Acquisition and restructuring costs are summarized below (in thousands):

                                                   CASH PAYMENTS OR
                                PROVISION        NON-CASH CHARGES FROM    ACCRUED AS OF
                               RECORDED AT        ACQUISITION DATE TO      DECEMBER 31,
                             ACQUISITION DATE      DECEMBER 31, 1999           1999
                             ----------------    ---------------------    --------------
Cancellation of facility
  leases and other
  contracts................      $ 8,717                $    --               $8,717
Involuntary termination
  benefits.................        1,335                   (897)                 438
Write off of redundant
  equipment and leasehold
  improvements.............          948                   (948)                  --
                                 -------                -------               ------
                                 $11,000                $(1,845)              $9,155
                                 =======                =======               ======

     Of the accrued balance as of December 31, 1999, $8.7 million relates to servicing operating lease payments or negotiated buyout of operating lease commitments on duplicative facilities, the lease terms of which will expire at various times through the year 2012. The remaining $0.4 million is expected to be utilized by May 2000.

     In 1997, as a result of the OpenVision merger, VERITAS incurred charges of $8.5 million, consisting of approximately $4.2 million for transaction fees and professional services, $1.9 million for contract terminations and asset write-offs and $2.4 million for other costs incident to the OpenVision merger. Of the total charge, $1.2 million resulted from the write-down of redundant assets and facilities, primarily consisting of intangible assets related to a prior acquisition which were redundant as a result of OpenVision having a similar product line. The remaining $7.3 million, involving banking, legal and accounting fees and other direct costs in connection with the elimination of duplicative facilities, was fully paid as of December 31, 1999.

     In-Process Research and Development. In-process research and development was $104.2 million in 1999. This amount represents one-time charges of $101.2 million recorded upon the acquisition of NSMG in May 1999, $1.9 million recorded upon the acquisition of TeleBackup in June 1999 and $1.1 million recorded upon the acquisition of certain assets of NuView in August 1999.

     VERITAS obtained outside valuations for these acquisitions, and values were assigned to developed technology, in-process research and development and other intangibles. The fair value of the in-process research and development for each of the acquisitions was determined using the income approach, which discounts expected future cash flows from projects under development to their net present value. Each project was analyzed to determine the characteristics and applications of the technology; the complexity, cost and time to complete the remaining development efforts; any alternative future use or current technological feasibility; and the stage of completion. The projected future cash flows from the projects under development were based on management's estimates of revenues and operating profits related to the projects. Revenues on the projects related to in-process research and development were estimated to begin in 1999 through 2003, with the majority of the revenues occurring between 2000 and 2002. The risk-adjusted discount rate applied to after-tax cash flows was 20%, compared to an estimated weighted-average cost of capital of 15%. VERITAS believes the amounts determined for in-process research and development are representative of fair value and do not exceed the amounts an independent third party would pay for the projects assumed.

     The total charge for in-process research and technology was estimated to be $101.2 million, for the NSMG acquisition, completed in May 1999. Seven in-process research and development projects were identified and valued, with two projects under the data protection product group that accounted for approximately 71% of the value assigned to in-process research and development. The data protection software products provide backup and restore functions, including scheduled automated unattended data backup operations. The remaining products identified and valued were under the application solutions and replication product groups. The application solutions software provides scaleable solution for managing the behavior of different types of networks worldwide from one central location and the replication software products deliver flexible and intelligent data replication for Windows NT environments. Costs to complete all of the NSMG in-process research and development projects were estimated to be $6.0 million. At the date of acquisition, the development of all products ranged from 48% to 90% complete and averaged approximately 76% complete, with expected completion dates through December 1999. At December 31, 1999, the completion and release of some products have been delayed through May 2000. VERITAS does not expect the delays to have any significant impacts on its return on investments, results of operations or financial position. At December 31, 1999, VERITAS estimates approximately $1.5 million to complete the development of the in-process research and development projects acquired from NSMG.

     All in-process research and development projects related to the TeleBackup and NuView acquisitions were individually insignificant and were completed or abandoned as of December 31, 1999.

     Interest and Other Income, Net. Interest and other income, net increased to $23.3 million in 1999 from $11.8 million in 1998, and $4.9 million in 1997. The increases were due primarily to increased amounts of interest income attributable to the higher level of funds available for investment, primarily from the issuance of the convertible subordinated notes in October 1997 and August 1999 and, to a lesser extent, from the net cash provided by operating activities. Foreign exchange transaction gains and losses that are included in other income, net, have not had a significant effect on VERITAS' results of operations.

     Interest Expense. Interest expense increased to $15.7 million in 1999 from $5.7 million in 1998, and $1.2 million in 1997. Interest expense in 1999, 1998 and 1997 consisted primarily of interest accrued under the 1.856% convertible subordinated notes due 2006 issued in August 1999 and the 5.25% convertible subordinated notes due 2004 issued in October 1997.

     Income Taxes. VERITAS had effective tax rates of negative 8% in 1999, positive 14% in 1998 and positive 4% in 1997. VERITAS' 1999 effective tax rate was negative and differed from the combined federal and state statutory rates primarily due to acquisition related charges that were non-deductible for tax purposes. VERITAS' 1998 and 1997 effective tax rates were lower than the combined federal and state statutory rates primarily due to the utilization of federal net operating loss carryforwards, other credit carryforwards and reduction of the valuation allowance on deferred income taxes, offset by the impact of state and foreign taxes.

     New Accounting Pronouncements. In December 1998, the AICPA issued SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions. SOP 98-9 amends SOP 97-2 Software Revenue Recognition to require recognition of revenue using the "residual method" when certain criteria are met. VERITAS was required to implement these provisions of SOP 98-9 for its fiscal year ending December 31, 2000. SOP 98-9 also amends SOP 98-4, an earlier amendment to SOP 97-2, which extended the deferral of the application of certain passages of SOP 97-2. VERITAS does not believe the impact of SOP 98-9 will be material to its financial position, results of operations or cash flows.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards, or SFAS, No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. VERITAS will be required to implement SFAS No. 133 as of the beginning of its fiscal year 2001. VERITAS' foreign currency exchange rate hedging activities have been insignificant to date and it does not believe that the impact of SFAS No. 133 will be material to its financial position, results of operations or cash flows.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR VERITAS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2000

     Results of Operations

     The following table sets forth the percentage of total revenue represented by certain line items from VERITAS' condensed consolidated statement of operations for the three and six months ended June 30, 2000 and 1999, respectively, and the percentage changes between the comparable periods:

                                    PERCENTAGE OF       PERIOD-TO-PERIOD
                                  TOTAL NET REVENUE    PERCENTAGE CHANGE
                                  ------------------   ------------------
                                  THREE MONTHS ENDED   THREE MONTHS ENDED
                                       JUNE 30,          JUNE 30, 2000
                                  ------------------   ------------------
                                  2000         1999     COMPARED TO 1999
                                  -----        -----   ------------------
Net revenue:
  User license fees.............    82%          81%           141%
  Services......................    18           19            137%
                                   ---         ----           ----
          Total revenue.........   100          100            140%
Cost of revenue:
  User license fees.............     3            3            190%
  Services......................     7            7            144%
  Amortization or developed
     technology.................     6            4            211%
                                   ---         ----           ----
          Total cost of
            revenue.............    16           14            173%
                                   ---         ----           ----
Gross profit....................    84           86            135%
Operating expenses:
  Selling and marketing.........    39           39            138%
  Research and development......    14           18             91%
  General and administrative....     6            6            147%
  Amortization of goodwill and
     other intangibles..........    80           62            207%
  In-process research and
     development................    --           90           (100)%
  Acquisition and restructuring
     costs......................    --           10           (100)%
                                   ---         ----           ----
          Total operating
            expenses............   139          225             48%
                                   ---         ----           ----
Loss from operations............   (55)        (139)            (5)%
Interest and other income,
  net...........................     5            3            306%
Interest expense................    (3)          (1)           434%
                                   ---         ----           ----
Loss before income taxes........   (53)        (137)            (7)%
Provision for income taxes......    10            4            459%
                                   ---         ----           ----
Net loss........................   (63)%       (141)%            6%
                                   ===         ====           ====

                                    PERCENTAGE OF       PERIOD-TO-PERIOD
                                  TOTAL NET REVENUE    PERCENTAGE CHANGE
                                  ------------------   ------------------
                                   SIX MONTHS ENDED     SIX MONTHS ENDED
                                       JUNE 30,          JUNE 30, 2000
                                  ------------------   ------------------
                                  2000         1999     COMPARED TO 1999
                                  -----        -----   ------------------
Net revenue:
  User license fees.............    83%          80%           188%
  Services......................    17           20            143%
                                   ---         ----           ----
          Total revenue.........   100          100            179%
Cost of revenue:
  User license fees.............     4            2            318%
  Services......................     7            8            160%
  Amortization or developed
     technology.................     6           _3            518%
                                   ---         ----           ----
          Total cost of
            revenue.............    17           13            264%
                                   ---         ----           ----
Gross profit....................    83           87            166%
Operating expenses:
  Selling and marketing.........    37           38            171%
  Research and development......    14           18            116%
  General and administrative....     6            6            212%
  Amortization of goodwill and
     other intangibles..........    85           38            514%
  In-process research and
     development................    --           55           (100)%
  Acquisition and restructuring
     costs......................    --            6           (100)%
                                   ---         ----           ----
          Total operating
            expenses............   142          161            145%
                                   ---         ----           ----
Loss from operations............   (59)         (74)           121%
Interest and other income,
  net...........................     4            3            289%
Interest expense................    (3)          (2)           429%
                                   ---         ----           ----
Loss before income taxes........   (58)         (73)           120%
                                   ---         ----           ----
Provision for income taxes......     9            7            279%
                                   ---         ----           ----
Net loss........................   (67)%        (80)%          133%
                                   ===         ====           ====

     Net Revenue. Total net revenue increased 140% from $114.6 million for the three months ended June 30, 1999 to $275.4 million for the three months ended June 30, 2000, and increased 179% from $186.6 million for the six months ended June 30, 1999 to $520.1 million for the six months ended June 30, 2000. VERITAS believes that the percentage increases in total revenue achieved in these periods are not necessarily indicative of future results. VERITAS' revenue comprises user license fees and service revenue. User license fees represented 82% of total net revenue for the three months ended June 30, 2000, and 81% of total net revenue for the three months ended June 30, 1999. User license fees represented 83% of total net revenue for the six months ended June 30, 2000, and 80% of total net revenue for the six months ended June 30, 1999.

     User License Fees. User license fees increased 141% from $93.3 million for the three months ended June 30, 1999 to $224.9 million for the three months ended June 30, 2000, and increased 188% from $149.1 million for the six months ended June 30, 1999 to $429.2 million for the six months ended June 30, 2000. The increases were primarily the result of the acquisition of NSMG on May 28, 1999, continued growth in market acceptance of VERITAS' software products, a greater volume of large end-user transactions, increased revenue from original equipment manufacturer resales of bundled and unbundled products and the introduction of new products. In particular, VERITAS user license fees from storage products increased by approximately 187% from $124.8 million for the six months ended June 30, 1999 to $358.5 million for the six months ended June 30, 2000, and accounted for 84% of user license fees for the six months ended June 30, 2000 and 1999.

     Service Revenue. Service revenue is derived primarily from contracts for software maintenance and technical support and, to a lesser extent, consulting services, training services and porting fees. Service revenue increased 137% from $21.4 million for the three months ended June 30, 1999 to $50.6 million for the three months ended June 30, 2000, and increased 143% from $37.5 million for the six months ended June 30, 1999 to $90.9 million for the six months ended June 30, 2000. The increases were due primarily to increased sales of service and support contracts on new licenses, renewal of service and support contracts on existing licenses and, to a lesser extent, an increase in demand for consulting and training services and the acquisition of NSMG. Service revenue represented 18% of total revenue for the three months ended June 30, 2000 and is expected to grow slightly as a percentage of total revenue in the future.

     Cost of Revenue. Total cost of revenue increased 173% from $16.1 million for the three months ended June 30, 1999 to $43.9 million for the three months ended June 30, 2000 and increased 264% from $24.6 million for the six months ended June 30, 1999 to $89.4 million for the six months ended June 30, 2000. Gross margin on user license fees is substantially higher than gross margin on service revenue, reflecting the low materials, packaging and other costs of software products compared with the relatively high personnel costs associated with providing maintenance, technical support, consulting, training services and development efforts. Cost of service revenue also varies based upon the mix of maintenance, technical support, consulting and training services. VERITAS expects gross margin to fluctuate on a quarterly basis in the future, reflecting the timing differences between increasing its organizational investments and the corresponding revenue growth that VERITAS expects as a result.

     Cost of User License Fees (including amortization of developed technology). Cost of user license fees consists primarily of royalties, media, manuals and distribution costs. Also included in the cost of user license fees is the amortization of developed technology acquired in the NSMG, TeleBackup and NuView acquisitions in 1999. Cost of user license fees increased 203% from $7.8 million for the three months ended June 30, 1999 to $23.8 million for the three months ended June 30, 2000 and increased 420% from $9.8 million for the six months ended June 30, 1999 to $50.9 million for the six months ended June 30, 2000. The increase in cost of user license fees is due primarily to the amortization of developed technology acquired in the NSMG, TeleBackup and NuView acquisitions. Gross margin on user license fees decreased from 92% for the three months ended June 30, 1999 to 89% for the three months ended June 30, 2000, and decreased from 93% for the six months ended June 30, 1999 to 88% for the six months ended June 30, 2000. The decrease in gross margin on user license fees was due to the inclusion of the amortization of developed technology. If VERITAS excluded the amortization of developed technology from the cost of user license fees, the gross margin would be 96% for the three months ended June 30, 2000 and 95% for the six months ended June 30, 2000. The gross margin on user license fees may vary from period to period based on the license revenue mix and certain products having higher royalty rates than other products. VERITAS does not expect gross margin on user license fees to increase significantly.

     Cost of Service Revenue. Cost of service revenue consists primarily of personnel-related costs in providing maintenance, technical support, consulting and training to customers. Cost of service revenue increased 144% from $8.3 million for the three months ended June 30, 1999 to $20.2 million for the three months ended June 30, 2000, and increased 160% from $14.8 million for the six months ended June 30, 1999 to $38.5 million for the six months ended June 30, 2000. Gross margin on service revenue decreased from 61% for the three months ended June 30, 1999 to 60% for the three months ended June 30, 2000. Gross margin on service revenue also decreased from 61% for the six months ended June 30, 1999 to 58% for the six months ended June 30, 2000. The increase in absolute dollars and the decrease in the gross margin were due primarily to significant personnel additions in customer support and training and consulting organizations, in anticipation of increased demand for these services. VERITAS expects that the cost of service revenue will continue to increase in absolute dollars in future periods and the gross margin on service revenue may increase slightly as a percentage.

     Amortization of Developed Technology. Amortization of developed technology was $15.6 million and $30.9 million for the three and six months ended June 30, 2000. These amounts mainly represent the amortization of the developed technology recorded upon acquisitions of NSMG, TeleBackup and NuView in 1999. The useful life of the developed technology acquired is four years and VERITAS expects the amortization to be approximately $15.6 million per quarter.

     Operating Expenses. The NSMG acquisition on May 28, 1999 and the TeleBackup acquisition on June 1, 1999 have contributed to increases in all operating expense categories. However, due to the integration that has taken place to date, it is not possible to quantify the portion of the increase that is related directly to these acquisitions.

     Selling and Marketing. Selling and marketing expenses consist primarily of salaries, related benefits, commissions, consultant fees and other costs associated with our sales and marketing efforts. Selling and marketing expenses increased 138% from $44.6 million for the three months ended June 30, 1999 to $106.1 million for the three months ended June 30, 2000, and increased 171% from $71.4 million for the six months ended June 30, 1999 to $193.7 million for the six months ended June 30, 2000. Selling and marketing expenses as a percentage of total net revenue remained constant at 39% for the three months ended June 30, 1999 and for the three months ended June 30, 2000, and decreased from 38% for the six months ended June 30, 1999 to 37% for the six months ended June 30, 2000. VERITAS intends to continue to expand its global sales and marketing infrastructure, and accordingly, expects its selling and marketing expenses to increase in absolute dollars but not change significantly as a percentage of total revenue in the future.

     Research and Development. Research and development expenses consist primarily of salaries, related benefits, third-party consultant fees and other engineering related costs. Research and development expenses increased 91% from $20.6 million for the three months ended June 30, 1999 to $39.2 million for the three months ended June 30, 2000, and increased 116% from $34.4 million for the six months ended June 30, 1999 to $74.3 for the six months ended June 30, 2000. The increases were due primarily to increased staffing levels associated with new hires and the NSMG, TeleBackup and NuView acquisitions. As a percentage of total net revenue, research and development expenses decreased from 18% for the three and six months ended June 30, 1999 to 14% for the three and six months ended June 30, 2000. VERITAS believes that a significant level of research and development investment is required to remain competitive, and VERITAS expects these expenses will continue to increase in absolute dollars in future periods and may increase slightly as a percentage of total net revenue. VERITAS expects research and development expenses to fluctuate from time to time to the extent that VERITAS makes periodic incremental investments in research and development and its level of revenue fluctuates.

     General and Administrative. General and administrative expenses consist primarily of salaries, related benefits and fees for professional services, such as legal and accounting services. General and administrative expenses increased 147% from $7.1 million for the three months ended June 30, 1999 to $17.6 million for the three months ended June 30, 2000, and increased 212% from $10.4 million for the six months ended June 30, 1999 to $32.5 for the six months ended June 30, 2000. General and administrative expenses as a percentage of revenue remained constant at 6% for the three and six months ended June 30, 1999 and 6% for the three and six months ended June 30, 2000. The increases in absolute dollars were due primarily to additional personnel costs, including additional personnel related to the acquisitions in the second quarter of 1999 and, to a lesser extent, to an increase in other expenses associated with enhancing VERITAS' infrastructure to support expansion of its operations. VERITAS expects general and administrative expenses to increase in absolute dollars, but not to change significantly as a percentage of revenue in the future, as it expands its operations.

     Amortization of Goodwill and Other Intangibles. Amortization of goodwill and other intangibles was $219.8 million and $439.5 million for the three and six months ended June 30, 2000. This amount mainly represents the amortization of goodwill, distribution channels, trademarks and other intangible assets recorded upon acquisitions of NSMG, TeleBackup and NuView in 1999. The estimated useful life of the goodwill and other intangibles is four years and VERITAS expects the amortization to be approximately $219.8 million per quarter.

     In-process Research and Development. Upon the acquisition of NSMG and TeleBackup in 1999, VERITAS recorded one-time charges to in-process research and development of $103.1 million in the second quarter of 1999.

     Acquisition and Restructuring Costs. Upon the acquisition of NSMG, VERITAS recorded a one-time charge, in the second quarter of 1999, to acquisitions and restructuring costs of $11.0 million, which included approximately $9.7 million in exit costs with respect to duplicate facilities that VERITAS plans to vacate and approximately $1.3 million in severance benefits.

     Interest and Other Income, Net. Interest and other income, net increased 306% from $3.1 million for the three months ended June 30, 1999 to $12.8 million for the three months ended June 30, 2000, and increased 289% from $6.2 million for the six months ended June 30, 1999 to $24.0 million for the six months ended June 30, 2000. The increases were due to increased amounts of interest income attributable to the higher level of funds available for investment, primarily from the net proceeds of the issuance of the 1.856% convertible subordinated notes in August 1999, and, to a lesser extent, from the net cash provided by operating activities. Foreign exchange transaction gains and losses, which are included in other income, net, have not had a material effect on VERITAS' results of operations.

     Interest Expense. Interest expense increased 434% from $1.4 million for the three months ended June 30, 1999 to $7.5 million for the three months ended June 30, 2000, and increased 429% from $2.8 million for the six months ended June 30, 1999 to $15.0 million for the six months ended June 30, 2000. Interest expense consists primarily of interest accrued under the 5.25% convertible subordinated notes issued in October 1997 and the 1.856% convertible subordinated notes issued in August 1999.

     Income Taxes. VERITAS had effective tax rates of 18% of pre-tax loss for the three months ended June 30, 2000, and 3% of pre-tax loss for the three months ended June 30, 1999. VERITAS had effective tax rates of 15% of pre-tax loss for the six months ended June 30, 2000, and 9% of pre-tax loss for the six months ended June 30, 1999. VERITAS' effective tax rates were negative and differed from the combined federal and state statutory rates due primarily to acquisition related charges that were non-deductible for tax purposes.

     New Accounting Pronouncements. In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards, or SFAS, No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133, as amended by SFAS No. 137 and 138, establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. VERITAS will be required to implement SFAS No. 133 as of the beginning of our fiscal year 2001. VERITAS' foreign currency exchange rate hedging activities have been insignificant to date and VERITAS does not believe that SFAS No. 133 will have a material impact on its financial position, results of operations or cash flows.

     In December 1999, the SEC issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" or SAB 101. SAB 101 provides guidance on the recognition, presentation and disclosure of revenue in financial statements. In recent actions, the SEC has further delayed the required implementation date which, for VERITAS, is the fourth quarter of 2000, retroactive to the beginning of the fiscal year. The SEC has recently issued additional implementation guidance in the form of "Frequently Asked Questions and Answers". VERITAS' preliminary conclusion is that the implementation of SAB 101 will not have a material impact on its financial position, results of operations or cash flows for the year ending December 31, 2000.

  Liquidity and Capital Resources

     VERITAS' cash, cash equivalents and short-term investments totaled $944.6 million at June 30, 2000 and represented 72% of VERITAS' tangible assets, net. Cash and cash equivalents are highly liquid with original maturities of ninety days or less. Short-term investments consist mainly of investment grade commercial paper, medium-term notes, corporate notes, governments securities and market auction preferreds. At June 30, 2000, VERITAS had $456.6 million of long-term obligations and stockholders' equity was approximately $3,200.0 million.

     Net cash provided by operating activities was $162.6 million in the six months ended June 30, 2000, and $51.6 million in the six months ended June 30, 1999. For the six months ended June 30, 2000, cash provided by operating activities resulted primarily from income, after adjustments to exclude non-cash charges including amortization of intangibles related to acquisition activities, increases in deferred revenue and accrued compensation and benefits, offset somewhat by a decrease in deferred income taxes. For the six months ended June 30, 1999, cash provided by operating activities resulted primarily from income after adjustments to exclude the non-cash charges including amortization of intangibles related to acquisition activities, and an increase in deferred revenue.

     VERITAS' investing activities used cash of $30.4 million in the six months ended June 30, 2000 due primarily to capital expenditures of $48.1 million and strategic investments of $12.0 million partially offset by the net decrease in short-term and long-term investments of $32.2 million. VERITAS' investing activities used cash of

$86.8 million in the six months ended June 30, 1999 due primarily to the net increase in short-term and long-term investments of $64.4 million and capital expenditures of $23.7 million.

     VERITAS has begun to make investments in development-stage companies that it believes provide strategic opportunities for VERITAS. VERITAS intends that these investments will complement our own research and development efforts, provide access to new technologies and emerging markets, and create opportunities for additional sales of its products and services. As of June 30, 2000, VERITAS had invested $12.0 million as part of this initiative. VERITAS cannot assure you that this initiative will have the above mentioned desired results, or even that it will not lose all or any part of these investments.

     Financing activities provided cash of $145.4 million in the six months ended June 30, 2000, and $16.7 million in the six months ended June 30, 1999 from the issuance of common stock under the Company's employee stock plans and the related income tax benefits.

     In October 1997, VERITAS issued $100.0 million of 5.25% convertible subordinated notes due 2004 (the "5.25% notes"), for which VERITAS received net proceeds of $97.5 million. VERITAS and its wholly-owned subsidiary, VERITAS Operating Corporation, are co-obligors on the 5.25% notes and are unconditionally and jointly and severally liable for all payments under the 5.25% notes. The 5.25% notes provide for semi-annual interest payments of $2.6 million each May 1 and November 1. The 5.25% notes are convertible into shares of VERITAS common stock at any time prior to the close of business on the maturity date, unless previously redeemed or repurchased, at a conversion price of $9.56 per share, subject to adjustment in certain events, equivalent to a conversion rate of 104.65 shares of common stock per $1,000 principal amount at maturity. On or after November 5, 2002, the 5.25% notes will be redeemable over a period of time until maturity at VERITAS' option at declining premiums to par. The debt issuance costs are being amortized over the term of the 5.25% notes using the interest method. As of June 30, 2000 the aggregate principal amount at maturity, for the 5.25% notes, is $98.9 million.

     In August 1999, VERITAS and its wholly-owned subsidiary, VERITAS Operating Corporation, issued $465.8 million, aggregate principal amount at maturity, of 1.856% convertible subordinated notes due 2006 (the "1.856% notes") for which VERITAS received net proceeds of approximately $334.1 million. The interest rate of 1.856% together with the accrual of original issue discount represent a yield to maturity of 6.5%. VERITAS and VERITAS Operating Corporation are co-obligors on the 1.856% notes and are unconditionally and jointly and severally liable for all payments under the 1.856% notes. The 1.856% notes provide for semi-annual interest payments of $4.3 million each February 13 and August 13, commencing February 13, 2000. The 1.856% notes are convertible into shares of VERITAS common stock at any time prior to the close of business on the maturity date, unless previously redeemed or repurchased, at a conversion price of $35.80 per share, subject to adjustment in certain events, equivalent to an initial conversion rate of 27.934 shares of common stock per $1,000 principal amount at maturity. On or after August 16, 2002, the 1.856% notes will be redeemable over a period of time until maturity at VERITAS' option at the issuance price plus accrued original issue discount and any accrued interest. The debt issuance costs are being amortized over the term of the 1.856% notes using the interest method. As of June 30, 2000 the aggregate principal amount at maturity, for the 1.856% notes, is $465.3 million.

     Following the issuance of the 5.25% notes and the 1.856% notes, VERITAS has had a ratio of long-term debt to total capitalization at June 30, 2000 of approximately 12%. As a result of this additional indebtedness, VERITAS' principal and interest payment obligations increased substantially. The degree to which VERITAS will be leveraged could materially and adversely affect its ability to obtain financing for working capital, acquisitions or other purposes and could make VERITAS more vulnerable to industry downturns and competitive pressures. VERITAS will require substantial amounts of cash to fund scheduled payments of principal and interest on its indebtedness, including the 5.25% notes and the 1.856% notes, future capital expenditures and any increased working capital requirements. If VERITAS is unable to meet its cash requirements out of cash flow from operations, it may be unable to obtain alternative financing.

     During the first quarter of 2000, VERITAS revised its existing lease agreement for new corporate campus facilities in Mountain View, California. These facilities will replace certain facilities VERITAS currently leases in Mountain View. The new corporate campus facilities will be developed in one phase for a total of 425,000 square feet and will provide space for sales, marketing, administration and research and development functions. The lease term for these facilities is five years beginning in March 2000, with an option to extend the lease term for two successive periods of one year each. VERITAS has an option to purchase the property (land and facilities) for $139.4 million or, at the end of the lease, to arrange for the sale of the property to a third party with VERITAS retaining an obligation to the owner for the difference between the sale price and the guaranteed residual value up to $123.8 million if the sales price is less than this amount, subject to certain provisions of the lease. VERITAS anticipates occupying the new corporate campus facilities and beginning the lease payments in the second quarter of 2001. The lease agreement requires VERITAS to maintain specified financial covenants such as earnings before interest, taxes, depreciation and amortization (EBITDA), debt on EBITDA and quick ratio, all of which VERITAS was in compliance with as of June 30, 2000.

     During the first quarter of 2000, VERITAS signed a lease agreement for its existing facilities in Roseville, Minnesota. VERITAS will improve and expand its existing facilities of approximately 62,000 square feet and will develop adjacent property adding approximately 260,000 square feet to the campus, with the first phase of approximately 142,000 square feet being completed in the second quarter of 2001. The facilities will provide space for research and development functions. The lease term for these facilities is five years beginning in March 2000, with an option to extend the lease term for two successive periods of one year each. VERITAS has an option to purchase the property (land and facilities) for $40 million or, at the end of the lease, to arrange for the sale of the property to a third party with VERITAS retaining an obligation to the owner for the difference between the sale price and the guaranteed residual value up to $34.3 million if the sales price is less than this amount, subject to certain provisions of the lease. VERITAS anticipates occupying the new campus facilities and beginning the lease payments in the second quarter of 2001. The lease agreement requires VERITAS to maintain specified financial covenants such as earnings before interest, taxes, depreciation and amortization (EBITDA), debt on EBITDA and quick ratio, all of which VERITAS was in compliance with as of June 30, 2000.

     During the third quarter of 2000, VERITAS signed a lease agreement for the lease of 65 acres of land and subsequent improvements for new corporate campus facilities in Milpitas, California. VERITAS will develop the site in two phases, adding a total of 990,990 square feet, with the first phase of 466,000 square feet being completed in the fourth quarter of 2002. VERITAS expects to complete the second phase of 524,990 square feet in the second quarter of 2003. The facilities will provide space for research and development functions. The lease term for the first phase is five years beginning in July 2000, with an option to extend the lease term for two successive periods of one year each. VERITAS has an option to purchase the property (land and first phase facilities) for $243 million or, at the end of the lease, to arrange for the sale of the property to a third party with VERITAS retaining an obligation to the owner for the difference between the sales price and the guaranteed residual value up to $220 million if the sales price is less than this amount, subject to certain provisions of the lease. VERITAS anticipates occupying the new campus facilities and beginning the lease payments in the second quarter of 2002 for the first phase and second quarter of 2003 for the second phase. VERITAS expects to start negotiating the financing terms of the second phase in the second quarter of 2001.

     VERITAS believes that its current cash, cash equivalents and short-term investment balances and cash flow from operations will be sufficient to meet its working capital and capital expenditure requirements for at least the next 12 months. After that time, VERITAS may require additional funds to support its working capital requirements or for other purposes and may seek to raise such additional funds through public or private equity financing or from other sources. VERITAS cannot assure you that additional financing will be available at all or that if available, VERITAS will be able to obtain it on terms favorable to VERITAS.

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

                       SELECTED PRO FORMA FINANCIAL DATA

UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS FOR SEAGATE AND SEAGATE'S OPERATING ASSETS

     The following unaudited pro forma condensed financial statements consist of the unaudited pro forma condensed statements of operations of Seagate for the year ended June 30, 2000, and the unaudited pro forma condensed balance sheet of Seagate as of June 30, 2000. Also, the unaudited condensed statement of operations for the year ended June 30, 2000, includes the column entitled "Seagate Operating Assets", representing the pro forma operating results for the operating business to be sold to Suez Acquisition Company.

     The transactions described in this joint proxy statement/prospectus and by these pro forma financial statements are the subject of stockholder litigation described on page 163 of this document.

     Seagate's pro forma condensed statements of operations have been prepared to illustrate the historical results of operations of Seagate as if certain transactions had occurred at the beginning of fiscal 2000. The unaudited pro forma condensed statements of operations of Seagate (the column entitled "Pro Forma Seagate") include the historical results of Seagate adjusted for acquisition related transactions that have occurred in fiscal 2000 as if these transactions occurred on July 3, 1999, the first day of fiscal 2000. These transactions include the reorganization of Seagate Software in October 1999 and the acquisition of XIOtech in January 2000. The Seagate unaudited pro forma condensed balance sheet gives effect to the sale of Seagate's operating assets to Suez Acquisition Company in the leveraged buyout, the merger with VERITAS, and the distribution of excess cash to Seagate stockholders as if these transactions had taken place on June 30, 2000. The merger with VERITAS includes Seagate's equity investment in VERITAS and its investments in Gadzoox Networks, SanDisk, Veeco Instruments and Lernout & Hauspie.

     The proforma condensed statements of operations of Seagate include the Seagate operating assets (the column entitled "Seagate Operating Assets") that has been included to provide Seagate stockholders with a clearer view of the pro forma operating results from the assets and liabilities to be sold to Suez Acquisition Company. The unaudited pro forma condensed statements of operations of the Seagate operating assets includes the pro forma operations of Seagate described above, excluding amounts relating to the assets to be exchanged with VERITAS.

     The unaudited pro forma condensed financial statements of Seagate and of the Seagate's operating assets are not necessarily indicative of what the actual financial results would have been had the transactions described above taken place on July 3, 1999, and do not purport to indicate the future results of operations or financial position of Seagate or Seagate's operating assets. The proforma condensed statements of operations of the Seagate's operating assets do not reflect any adjustments that may result from the new accounting basis in the assets and liabilities to be recorded by Suez Acquisition Company as a result of its purchase of Seagate's operating assets.

     The unaudited pro forma statements of operations for Seagate's operating assets exclude all amounts relating to the equity investment in VERITAS including the amortization of the intangibles and goodwill and Seagate's share of the net income of VERITAS. In addition, the unaudited pro forma statements of operations of Seagate's operating assets exclude the amortization of intangibles and goodwill and, if applicable, equity in income associated with Seagate's investments in Gadzoox Networks, SanDisk Corporation, Veeco Instruments and Lernout & Hauspie.

     PRIOR SEAGATE ACQUISITION RELATED TRANSACTIONS

     In a transaction in October 1999, Seagate stockholders approved the merger of Seagate Daylight Merger Corp., a wholly owned subsidiary of Seagate, with and into Seagate Software. Seagate Software's assets consisted of the assets of Seagate's IMG and an investment in the common stock of VERITAS. The merger was effected on October 20, 1999. As a result of the merger, Seagate Software became a wholly owned subsidiary of Seagate. In connection with the merger, Seagate Software's stockholders and optionees received payment in the form of 3.23 shares of Seagate's common stock per share of Seagate Software common stock less any amounts due for the payment of the exercise price for such options. All outstanding Seagate Software stock options were accelerated immediately prior to the merger. Seagate issued 9,124,046 shares issued from treasury shares to optionees and minority stockholders of Seagate Software. In connection with the reorganization, Seagate Software also formed a wholly owned subsidiary that assumed the name "Seagate Software, Inc.", which we refer to in this document as Seagate IMG. Seagate Software transferred the IMG assets into the software operating company. Seagate Software accounted for the exchange of shares of its common stock as the acquisition of a minority interest for Seagate Software common stock outstanding and vested more than six months held by employees and all stock held by former employees and consultants. The fair value of the shares of Seagate issued was $19 million and was recorded as purchase price and allocated to the assets and liabilities received. Seagate accounted for the exchange of shares of its common stock for stock options in Seagate Software held by employees and stock held and vested by employees less than six months as the settlement of an earlier stock award. Seagate recorded compensation expense of $284 million, plus $2 million in payroll taxes, related to the purchase of minority interest in Seagate Software. The unaudited pro forma statements of operations of Seagate and the unaudited pro forma statements of operations of Seagate's operating assets do not include the effect of the one time compensation charge and related transaction costs of this transaction.

     During January 2000, Seagate acquired XIOtech, a provider of virtual storage and storage area network (SAN) solutions, for approximately $359 million of common stock issued from treasury shares and options to purchase common stock. As a result of this acquisition, Seagate recorded a write off of $105 million for in-process research and development costs. It also recorded certain intangible assets, including developed technology of $37 million and goodwill of $214 million which are being amortized over periods up to seven years. The unaudited pro forma statements of operations of Seagate and the unaudited pro forma statements of operations of Seagate's operating assets include the recurring effect of the amortization of the related intangibles and goodwill as if the XIOtech acquisition had occurred on July 3, 1999, and exclude the effect of the one time write off of in-process research and development.

     The Seagate unaudited pro forma condensed financial statements should be read in conjunction with the annual and interim financial statements and notes of Seagate that are included in this document.

                                    SEAGATE

             UNAUDITED PRO FORMA CONDENSED STATEMENTS OF OPERATIONS
                        FOR THE YEAR ENDED JUNE 30, 2000
                     (IN MILLIONS EXCEPT PER SHARE AMOUNTS)

                                               PLUS:                            LESS: PRO FORM ADJUSTMENTS
                                       PRO FORMA ADJUSTMENTS                 ---------------------------------
                                       RELATING TO RECURRING                   INCOME RELATED TO
                                         AND NON-RECURRING                        ASSETS AND          SEAGATE     REMAINING
                                      CHARGES FOR ACQUISITION    PRO FORMA   LIABILITIES EXCHANGED   OPERATING    AFTER ALL
                           SEAGATE   ACTIVITIES IN FISCAL 2000    SEAGATE        WITH VERITAS         ASSETS     TRANSACTIONS
                           -------   -------------------------   ---------   ---------------------   ---------   ------------
Revenue..................  $6,448              $                  $6,448            $                 $6,448        $
Cost of Sales............   5,194                  5(3a)           5,199                               5,199
                           ------              -----              ------            ------            ------        ------
Gross Margin.............   1,254                 (5)              1,249                               1,249            --
Operating expenses
  Product development....     587                                    587                                 587
  Marketing and
    administrative.......     515                                    515                                 515
  Unusual items..........     350               (286)(3b)             64                                  64
  In-process research and
    development..........     105               (105)(3c)
  Restructuring..........     207                                    207                                 207
  Amortization of
    goodwill and other
    intangibles..........      51                 20(3a)              71                 5(3d)            66
                           ------              -----              ------            ------            ------        ------
    Total Operating
      Expenses...........   1,815               (371)              1,444                 5             1,439            --
                           ------              -----              ------            ------            ------        ------
Income (loss) from
  Operations.............    (561)               366                (195)              (5)              (190)           --
Interest expense.........     (52)                                   (52)                                (52)
Interest income..........     101                                    101                                 101
Activity related to
  equity interest in
  VERITAS................    (326)                                  (326)             (326)(3e)
Gain on sale of VERITAS
  stock..................     537                                    537               537(3f)
Gain on sale of SanDisk
  stock..................     679                                    679               679(3f)
Gain on exchange of
  certain investments in
  equity securities......     231                                    231                 2(3g)            30
                                                                                       199(3h)
                           ------              -----              ------            ------            ------        ------
    Other income
      (expense) net......   1,170                 --               1,170             1,091                79            --
                           ------              -----              ------            ------            ------        ------
Income (loss) before
  income taxes...........     609                366                 975             1,086              (111)           --
Benefit (provision) for
  income taxes...........    (299)               (43)(3b)           (342)             (423)(3i)           81
                           ------              -----              ------            ------            ------        ------
Net Income (loss)........  $  310              $ 323              $  633            $  663            $  (30)       $   --
                           ======              =====              ======            ======            ======        ======
Net Income (loss) per
  share:
  Basic..................  $ 1.41                                 $ 2.79
  Diluted................  $ 1.35                                 $ 2.67
Number of shares used in
  per share computations:
  Basic..................   219.4                                  226.8
  Diluted................   229.5                                  236.9

   See accompanying notes to Seagate Unaudited Pro Forma Condensed Financial
                                  Statements.

                                    SEAGATE
                       UNAUDITED PRO FORMA BALANCE SHEET
                              AS OF JUNE 30, 2000
                                 (IN MILLIONS)

                                                                                PRO FORMA ADJUSTMENTS
                                                        ---------------------------------------------------------------------
                                                         CONVERSION OF
                                                           SHORT-TERM
                                                        INVESTMENTS INTO
                                            SEAGATE         CASH AND          CASHLESS                           INCOME TAXES
                                          TECHNOLOGY,    RETIREMENT OF       EXERCISE OF         SALE OF          AND OTHER
                                             INC.        LONG-TERM DEBT     STOCK OPTIONS    OPERATING ASSETS    ADJUSTMENTS
                                          -----------   ----------------    -------------    ----------------    ------------
Cash and cash equivalents...............    $  875          $ 1,140(3j)        $                 $ 1,838(3l)        $ (80)(3m)
                                                               (774)(3j)                            (765)(3l)         (44)(3n)
                                                                                                    (125)(3l)          24(3o)
                                                                                                     (70)(3l)        (150)(3x)
Short-term investments..................     1,140           (1,140)(3j)
Accounts receivable, net................       678                                                  (678)(3l)
Income tax refund.......................                                                                               44(3n)
                                                                                                                      101(3p)
Inventories.............................       430                                                  (430)(3l)
Deferred income taxes...................       219                                                                   (219)(3r)
Other current assets....................       167                                                  (167)(3l)
                                            ------          -------            -------           -------            -----
 Total current assets...................     3,509             (774)                --              (397)            (324)
Property, equipment and leasehold
 improvements, net......................     1,608                                                (1,608)(3l)
Investment in VERITAS, net..............     1,122
Goodwill and other intangibles, net.....       353                                                  (353)(3l)
Tax indemnification from SAC............        --                                                                    125(3q)
Restricted cash.........................                                                                              150(3x)
Other assets............................       575                                                  (121)(3l)         (24)(3o)
                                            ------          -------            -------           -------            -----
   TOTAL ASSETS.........................    $7,167          $  (774)           $    --           $(2,479)           $ (73)
                                            ======          =======            =======           =======            =====
Accounts payable........................    $  707          $                  $                 $  (707)(3l)       $
Accrued employee compensation...........       195                                  (7)(3k)         (188)(3l)
                                                                                   456(3k)
Accrued expenses........................       365                                                  (365)(3l)
Accrued warranty........................       129                                                  (129)(3l)
Accrued income taxes....................        81                                                   (81)(3l)         (30)(3n)
                                                                                                                      380(3n)
                                                                                                                     (451)(3n)
                                                                                                                       81(3q)
                                                                                                                      101(3p)
Payable to Seagate stockholders.........                                                                              295(3s)
Current portion of long-term debt.......         1               (1)(3j)
                                            ------          -------            -------           -------            -----
 Total current liabilities..............     1,478               (1)               449            (1,470)             376
Deferred income taxes...................     1,020                                                   (69)(3l)        (438)(3r)
                                                                                                                       44(3q)
Accrued warranty........................       109                                                  (109)(3l)
Other liabilities.......................        10                                                   (10)(3l)
Long-term debt, less current portion....       703             (703)(3j)
                                            ------          -------            -------           -------            -----
   Total liabilities....................     3,320             (704)               449            (1,658)             (18)
                                            ------          -------            -------           -------            -----
Common stock............................         3
Additional paid in capital..............     1,972                                 783(3k)            (4)(3l)         (25)(3t)
Deferred compensation...................       (33)                                                    4(3l)           25(3t)
Accumulated other comprehensive income
 (loss).................................        86
Retained earnings.......................     2,527              (70)(3j)        (1,232)(3k)         (821)(3l)         (80)(3m)
                                                                                                                      101(3n)
                                                                                                                      219(3r)
                                                                                                                     (295)(3s)
Treasury common stock at cost...........      (708)
                                            ------          -------            -------           -------            -----
 Stockholders' equity...................     3,847             (70)               (449)             (821)             (55)
                                            ------          -------            -------           -------            -----
   TOTAL LIABILITIES AND STOCKHOLDERS'
     EQUITY.............................    $7,167          $  (774)           $    --           $(2,479)           $ (73)
                                            ======          =======            =======           =======            =====

                                                                       PRO FORMA ADJUSTMENTS
                                                          ------------------------------------------------
                                                          EQUITY INVESTMENTS,
                                                             RETAINED CASH
                                          SEAGATE PRIOR        AND OTHER
                                            TO MERGER          EXCHANGED        CASH DISTRIBUTION    TAX      REMAINING
                                              WITH            FOR VERITAS          TO SEAGATE       REFUND    AFTER ALL
                                             VERITAS        STOCK IN MERGER       STOCKHOLDERS      AMOUNT   TRANSACTIONS
                                          -------------   -------------------   -----------------   ------   ------------
Cash and cash equivalents...............     $1,869             $  (956)(3u)          $(913)(3v)    $          $
Short-term investments..................
Accounts receivable, net................
Income tax refund.......................        145                                                  (145)(3w)
Inventories.............................
Deferred income taxes...................
Other current assets....................
                                             ------             -------               -----         -----      -------
 Total current assets...................      2,014                (956)               (913)         (145)          --
Property, equipment and leasehold
 improvements, net......................
Investment in VERITAS, net..............      1,122              (1,122)(3u)
Goodwill and other intangibles, net.....
Tax indemnification from SAC............        125                (125)(3u)
Restricted cash.........................        150                                                  (150)(3x)
Other assets............................        430                (430)(3u)
                                             ------             -------               -----         -----      -------
   TOTAL ASSETS.........................     $3,841             $(2,633)              $(913)        $(295)     $    --
                                             ======             =======               =====         =====      =======
Accounts payable........................     $                  $                     $             $          $
Accrued employee compensation...........        456                (456)(3u)
Accrued expenses........................
Accrued warranty........................
Accrued income taxes....................         81                 (81)(3u)
Payable to Seagate stockholders.........        295                                                  (295)(3w)
Current portion of long-term debt.......
                                             ------             -------               -----         -----      -------
 Total current liabilities..............        832                (537)                 --          (295)          --
Deferred income taxes...................        557                (557)(3u)
Accrued warranty........................
Other liabilities.......................
Long-term debt, less current portion....
                                             ------             -------               -----         -----      -------
   Total liabilities....................      1,389              (1,094)                 --          (295)          --
                                             ------             -------               -----         -----      -------
Common stock............................          3                  (3)(3u)
Additional paid in capital..............      2,726              (2,726)(3u)
Deferred compensation...................         (4)                  4(3u)
Accumulated other comprehensive income
 (loss).................................         86                 (86)(3u)
Retained earnings.......................        349                 564(3u)            (913)(3v)
Treasury common stock at cost...........       (708)                708(3u)
                                             ------             -------               -----         -----      -------
 Stockholders' equity...................      2,452              (1,539)               (913)           --           --
                                             ------             -------               -----         -----      -------
   TOTAL LIABILITIES AND STOCKHOLDERS'
     EQUITY.............................     $3,841             $(2,633)              $(913)        $(295)     $    --
                                             ======             =======               =====         =====      =======

   See accompanying notes to Seagate Unaudited Pro Forma Condensed Financial
                                  Statements.

                                    SEAGATE

          NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

1. PRO FORMA BASIS OF PRESENTATION

     The Seagate pro forma condensed statements of operations reflect the effect of various significant transactions that occurred in fiscal year 2000 as if the transactions had occurred at the beginning of fiscal 2000 including: the reorganization of Seagate Software, Inc. in October 1999; and the acquisition of XIOtech in January 2000. In addition, the Seagate pro forma condensed statement of operations includes pro forma adjustment columns to indicate the income and expense relating to the operating assets to be sold to Suez Acquisition Company and the assets and liabilities to be exchanged with VERITAS. After the sale of the operating assets to Suez Acquisition Company and the exchange with VERITAS, Seagate will no longer exist as a separate publicly held company and the Seagate shareholders will have received cash, VERITAS stock, and a right to receive future payments attributable to tax refunds as consideration for their Seagate shares.

     The unaudited pro forma condensed statements of operations for the Seagate Operating Assets reflect the pro forma operations of Seagate discussed above, adjusted to eliminate the effects of income and loss relating to the assets and liabilities exchanged with VERITAS.

     The unaudited pro forma condensed balance sheet of Seagate as of June 30, 2000 reflects the historical balance sheet of Seagate adjusted to show the early liquidation and conversion of Seagate's short-term investments into cash, the cashless exercise of employee stock options, the sale of Seagate's operating assets to Suez Acquisition Company in the leveraged buyout, the retirement of the Seagate's long-term debt, the assets and liabilities included in the merger with VERITAS, and the distribution of excess cash to Seagate stockholders, as if this series of transactions had occurred on June 30, 2000. After this series of transactions all assets and liabilities of Seagate will have been sold, paid-off, distributed to stockholders, or merged into VERITAS. The former stockholders of Seagate will receive rights to future payments from VERITAS attributable to the tax refund amount which consists of restricted cash (representing the reserve amount) and additional cash payments should Seagate tax refunds be received by VERITAS subsequent to the Seagate merger with VERITAS. It is currently anticipated that the tax refund amount will aggregate approximately $295 million, or a per share amount ranging from $0.63 per share to $1.22 per share depending upon the VERITAS share price and based upon the estimated number of shares of Seagate to be outstanding immediately prior to the merger with VERITAS. The actual dates of payments to Seagate shareholders depends upon the timing and resolution of anticipated audits by governmental authorities of refund claims and related tax returns of Seagate.

     Pro forma adjustments to reflect prior acquisition activity of Seagate include the following:

  REORGANIZATION OF SEAGATE SOFTWARE IN OCTOBER 1999

     In October 1999, Seagate Daylight Merger Corp., a wholly-owned subsidiary of Seagate, merged with and into Seagate Software. Seagate Software's assets consisted of the assets of the IMG business and its investment in the common stock of VERITAS which Seagate Software acquired in May 1999 from the contribution of the NSMG business to VERITAS described above. In connection with this merger, Seagate Software's stockholders and optionees received payment in the form of 3.23 shares of Seagate's common stock per share of Seagate Software common stock less any amounts due for the payment of the exercise price for such options. All outstanding Seagate Software stock options were accelerated immediately prior to this merger. Seagate issued 9,124,046 shares from available treasury shares to optionees and minority stockholders of Seagate Software. In connection with the reorganization, Seagate Software also formed a wholly-owned subsidiary that assumed the name "Seagate Software, Inc." and is now the operating entity for the IMG business. Seagate Software accounted for the exchange of shares of its common stock as the acquisition of a minority interest for Seagate Software common stock outstanding and vested more than six months held by employees and all stock held by former employees and consultants. The fair value of the shares of Seagate issued was $19 million and was recorded as purchase price and allocated to the assets and liabilities received. Due to the immateriality of the purchase price, the allocation to intangible assets is not included here. Seagate accounted for the exchange of shares of its common stock for stock options in Seagate Software held by employees and stock held and vested by employees less than six months as the settlement of an earlier stock award. As a result, during the quarter ended December 31, 1999, Seagate recorded compensation expense of $284 million, plus $2 million in payroll taxes, related to the settlement of the stock options of Seagate Software.

  ACQUISITION OF XIOTECH IN JANUARY 2000

     On January 28, 2000, Seagate acquired XIOtech, a provider of virtual storage and storage area network (SAN) solutions, for Seagate common stock and options to purchase common stock with a combined fair value of $359 million from treasury shares. This acquisition was accounted for as a purchase and, accordingly, the results of operations of XIOtech have been included in the consolidated financial statements from the date of acquisition. The purchase price has been allocated based on the estimated fair market value of net tangible and intangible assets acquired as well as in-process research and development costs. As a result of the acquisition, Seagate incurred a one-time write-off of in-process research and development of $105 million. Goodwill and other intangibles arising from the acquisition are being amortized on a straight-line basis over periods ranging from four months to seven years. Amortization of goodwill and other intangibles was $20 million for fiscal 2000 (including $4 million for developed technology included in cost of sales) and is expected to be approximately $40 million per year in subsequent years (including $4 million for developed technology included in cost of sales). XIOtech's revenue and expenses are immaterial to Seagate's consolidated revenue and expenses.

  ALLOCATION OF INVESTMENT IN XIOTECH (DOLLARS IN MILLIONS)

                                                           AMORTIZATION      ANNUAL
                                                               LIFE       AMORTIZATION
                                                           ------------   ------------
Tangible assets less liabilities assumed........  $ 12.1
Developed technology............................    37.3    4.5 years        $ 8.3
Tradenames......................................     4.8      5 years          1.0
Assembled workforce.............................     2.1     4 months          2.1
Customer list...................................     2.0       1 year          2.0
In-process research and development.............   104.8
Goodwill........................................   214.1      7 years         30.6
Deferred tax liability..........................   (18.2)

     In addition to the pro forma adjustments described above, the pro forma adjustments also include amounts related to certain equity investments held by Seagate in VERITAS, Gadzoox Networks, SanDisk Corporation, Veeco Instruments and Lernout & Hauspie. These equity investments are being retained by Seagate after the sale of Seagate's operating assets to Suez Acquisition Company in the leveraged buyout and will be included in the exchange of Seagate common stock for VERITAS common stock in the merger between Seagate and VERITAS.

2. THE PRO FORMA WEIGHTED AVERAGE SHARES OUTSTANDING FOR SEAGATE ASSUMES THE
   FOLLOWING:

     For the year ended June 30, 2000 (in millions):

Weighted average actual shares outstanding for the year
  ended June 30, 2000.......................................  219.4
Shares issued in connection with reorganization of Seagate
  Software and the settlement of employee stock awards in
  October 1999, as adjusted for shares already included.....    2.8
Shares issued in exchange for the acquisition of XIOtech in
  January 2000, as adjusted for shares already included.....    4.6
                                                              -----
     Total pro forma shares assumed outstanding for the year
      ended June 30, 2000 -- basic..........................  226.8
Incremental common shares attributable to exercise of
  outstanding options (assuming proceeds would be used to
  purchase treasury stock)..................................    9.4
Incremental common shares attributable to restricted stock
  grants (using Modified Treasury Stock Method).............    0.7
                                                              -----
Total pro forma shares assumed outstanding for the year
  ended June 30, 2000 -- diluted............................  236.9
                                                              =====

     Seagate's operating assets do not have a formal capital structure nor shares outstanding. Accordingly, no pro forma earnings per share information is provided for Seagate's operating assets.

3. PRO FORMA ADJUSTMENTS

     The unaudited pro forma condensed statements give effect to the following pro forma adjustments:

     (a) To record an additional seven months of amortization expense in the year ended June 30, 2000, associated with developed technology, goodwill and other intangibles acquired in the XIOtech acquisition in January 2000.

     (b) To eliminate compensation expense and related payroll taxes recorded in October 1999, relating to the exchange of Seagate stock for shares of Seagate Software, Inc. held by employees less than 6 months.

     (c) To eliminate the write-off of in-process research and development expenses in connection with the acquisition of XIOtech in January 2000.

     (d) To eliminate all equity income and amortization expense for intangible assets and goodwill relating to the equity investments that will be included in the merger with VERITAS as follows (in millions):

                                                                     YEAR ENDED
                                                                    JUNE 30, 2000
                                                                    -------------
            Amortization of intangibles related to Lernout &
              Hauspie.............................................       $3
            Amortization of intangibles related to SanDisk........        2
                                                                         --
                                                                         $5

           Amortization of intangibles related to Seagate's investment in Veeco Instruments are not material for the year ended June 30, 2000. Seagate has no intangible assets and goodwill associated with its investment in Gadzoox Networks because the investment is accounted for at cost, as adjusted to fair value through other comprehensive income.

     (e) To eliminate equity in the income of VERITAS and all amortization expense for intangible assets and goodwill relating to the equity investment in VERITAS as follows (in millions):

                                                                     YEAR ENDED
                                                                    JUNE 30, 2000
                                                                    -------------
            Amortization of other intangible assets and goodwill
              related to the investment in VERITAS................      $357
            Equity in VERITAS income..............................       (31)
                                                                        ----
                                                                        $326

     (f) To eliminate the gains recognized by Seagate upon the sale of a portion of its equity investments in the common stocks of SanDisk Corporation and VERITAS.

     (g) To eliminate Seagate's equity in the income of SanDisk Corporation and Lernout & Hauspie. Seagate's equity in the income and losses of Veeco Instruments is immaterial.

     (h) To eliminate the gains recorded of $127 million and $72 million, respectively, related to the exchange of equity investments in Dragon Systems to Lernout & Hauspie and CVC, Inc. to Veeco Instruments.

     (i) To eliminate the tax effects of equity income and amortization expense for intangible assets and goodwill relating to the equity investments that will be included in the merger with VERITAS; equity income of VERITAS and all amortization expense for intangible assets and goodwill relating to the equity investments in VERITAS; the net gain from the sales of SanDisk and VERITAS common stock; and the net gain from the exchange of CVC, Inc. to Veeco and Dragon Systems, to Lernout & Hauspie.

     (j) To reflect the presumed liquidation and conversion of short-term investments to cash and the redemption of long-term debt by Seagate, including a call premium on the redemption estimated at $70 million, prior to the merger with VERITAS.

     (k) Prior to the merger with VERITAS, all employee options, except those representing the equity rollover, will be accelerated and assumed net exercised. The "net exercise" does not require any payment to Seagate for the exercise price of the option or the tax withholding required upon exercise. Instead, for purposes of the net exercise provisions Seagate will deduct from the total number of shares issuable upon exercise in full of the option a number of shares equal to the number of shares derived from dividing the sum of the aggregate exercise price by the average closing price of a share of Seagate common stock for the five consecutive trading days ending two trading days immediately preceding the closing of the merger. In addition, a number of shares will be deducted and withheld as required to satisfy applicable payroll withholding obligations of Seagate. VERITAS will withhold from the cash distribution to shareholders amounts related to cash payments for withholding taxes.

            In addition to the above, all share equivalents under the employee stock purchase plan will be assumed net purchased and exchanged for merger consideration. As well, certain shares of restricted stock will be exchanged for merger consideration.

            An employer and employee payroll withholding tax liability amounting to $456 million will arise as a result of the payment of merger consideration under the employee stock plans described above.

     (l) This column includes all assets and liabilities of Seagate's operating assets that are being sold to Suez Acquisition Company including $765 million of cash and all remaining assets and liabilities of Seagate except for equity investments in VERITAS, Gadzoox Networks, SanDisk Corporation, Veeco Instruments and Lernout & Hauspie, long-term debt to be redeemed, cash to be retained by VERITAS, and cash and other rights, including the tax refund amount, to be paid or distributed to Seagate stockholders. The estimated historical net book value of the net assets sold to Suez Acquisition Company is determined as follows (in millions):

            Operating assets sold.....................................  $ 4,317
            Operating liabilities sold................................   (1,658)
                                                                        -------
            Book value of net assets sold.............................  $ 2,659
                                                                        =======

            The estimated loss on the sale of net assets to Suez Acquisition Company is determined as follows (in millions):

            Estimated cash to be received (see below).................  $ 1,838
            Less: book value of net assets sold.......................   (2,659)
                                                                        -------
            Book loss on sale.........................................     (821)
            Tax liability resulting from taxable gain on sale (see
              note 3(n) below)........................................     (380)
                                                                        -------
            Loss on sale..............................................  $(1,201)
                                                                        =======

           The estimated cash to be received from Suez Acquisition Company is determined as follows (in millions):

            Cash proceeds before litigation settlement holdback
              adjustment...............................................  $2,050
            Less: Litigation settlement holdback.......................     (50)
            Less: Rolled equity value adjustment.......................    (162)
                                                                         ------
            Estimated cash to be received from Suez Acquisition
              Company..................................................  $1,838
                                                                         ======

           Cash includes $125 million for tax related indemnifications provided by Suez Acquisition Company to Seagate for certain tax liabilities. These tax liabilities are expected to be paid by VERITAS after the merger and in return, VERITAS is to be reimbursed by Suez Acquisition Company. Cash also includes $45 million relating to accrued management bonuses to be paid prior to the merger, and $25 million relating to accrued foreign taxes.

           Under the terms of the agreement with Suez Acquisition Company, certain executives of Seagate have agreed to convert certain restricted shares of Seagate common stock and unvested stock options to purchase shares of Seagate common stock with an aggregate value of between $150 million and $250 million into: (i) deferred compensation; and (ii) equity of Suez Acquisition Company. The actual value will vary within this range based upon the price of Seagate stock shortly prior to the transaction. Based upon the price of Seagate stock (as of October 11, 2000), the rolled equity value adjustment is $162 million.

     (m) Estimated transaction costs are $80 million and will be paid at the time of closing or shortly thereafter.

     (n) To reflect tax payments and other payments and other tax effects of certain transactions as follows (in millions):

            TAX BENEFIT FROM FOREIGN TAXES PAID
            Foreign tax credit attributable to payment
              of the foreign tax liability resulting
              from the reorganization of Seagate
              Software in October 1999................                     $    44
            TAX BENEFIT FROM STOCK OPTION ACTIVITY
            Corporate tax deduction for compensation
              expense attributable to net exercise of
              employee stock options, acceleration of
              vesting of restricted stock, and related
              employer payroll taxes..................  $  1,290
              U.S. statutory rate.....................     x  35%
                                                        --------
                 Tax benefit from stock option
                   activity...........................             $ 451
            TAX BENEFIT FROM TRANSACTION COSTS
            Deductible portion of the transaction
              costs associated with the merger........        85
              U.S. statutory rate.....................     x  35%
                                                        --------
                 Tax benefit from transaction costs...                30
            TAX (LIABILITY) FROM THE SALE OF SEAGATE'S
              OPERATING ASSETS TO SUEZ ACQUISITION
              COMPANY
            Cash proceeds to be received from Suez
              Acquisition Company.....................     1,838
            Plus: Cash distributions received from
              foreign affiliates treated as sale
              proceeds for U.S. tax purposes..........     1,093
            Plus: Non-deductible golden parachute
              costs...................................        31
            Less: Net tax basis in assets sold to Suez
              Acquisition Company.....................    (1,877)
                                                        --------
              Gain on the sale of operating assets to
                 Suez Acquisition Company.............     1,085
              U.S. statutory rate.....................     x  35%
                                                        --------
                 Tax (liability) from the sale of
                   Seagate's operating assets to Suez
                   Acquisition Company................              (380)      101
                                                                   -----
                 Reserve amount.......................                         150
                                                                           -------
                 Tax refund amount....................                         295
                                                                           =======
            Divided by: Seagate shares outstanding on
              a fully diluted basis...................                     / 241.1
                                                                           -------
                 Tax refund amount per share..........                     $  1.22
                                                                           =======

     (o) To record receipt of cash in July 2000 for settlement of another accounts receivable related to a SanDisk stock sale that occurred in June 2000.

     (p)   To reclass income taxes refundable to tax refund amount.

     (q) Suez Acquisition Company has agreed to indemnify and reimburse VERITAS for certain income tax liabilities amounting to $125 million which are expected to be paid by VERITAS after the merger. Based on review of financing arrangements, credit information, projections, the expected timing of the payments under the tax indemnification and an escrow to be established for $55 million of the payments, VERITAS and Seagate have concurred that the full $125 million represents probable payments under the indemnification agreement. The full amount of the indemnification has been recorded as a pro forma adjustment by Seagate and represents an asset of Seagate immediately prior to the merger.

     (r) To eliminate accrued and deferred income taxes resulting from the leveraged buyout and the merger.

     (s) To record payable to Seagate stockholders for amounts included in the tax refund amount to be paid by VERITAS.

     (t) To eliminate the remaining deferred compensation related to restricted shares cancelled.

     (u) This column includes Seagate's equity investments in VERITAS Software, Gadzoox Networks, SanDisk, Veeco Instruments and Lernout & Hauspie, cash, and other assets and liabilities of Seagate included in the VERITAS merger. This column excludes cash amounts to be distributed to Seagate stockholders at the time of the merger and it excludes the tax refund amount to be paid by VERITAS.

            Cash to be retained by VERITAS is comprised of (in millions):

            Amounts to pay for employer and employee payroll withholding tax liabilities...........................................  $456
            Amounts retained by VERITAS in return for additional VERITAS
              shares issued to Seagate stockholders in the merger.......   500
                                                                          ----
                                                                          $956

            Under the terms of the merger agreement with VERITAS, VERITAS has the right to retain certain cash amounts in addition to amounts necessary to pay for Seagate employer and employee payroll withholding tax liabilities. VERITAS may retain cash of $0, $250 or $500 million in return for additional VERITAS shares to be issued to Seagate stockholders. The pro forma financial statements presume that VERITAS will elect to retain $500 million of cash and that Seagate will not dispose of any of its investments in Gadzoox Networks, SanDisk Corporation, Veeco Instruments or Lernout & Hauspie prior to the merger.

            Suez Acquisition Company has agreed to indemnify and reimburse VERITAS for certain income tax liabilities amounting to $125 million which are expected to be paid by VERITAS after the merger. Based on review of financing arrangements, credit information, projections, the expected timing of the payments under the tax indemnification and an escrow to be established for $55 million of the payments, VERITAS and Seagate have concurred that the full $125 million represents probable payments under the indemnification agreement. The full amount of the indemnification has been recorded as a pro forma adjustment by Seagate and represents an asset of Seagate immediately prior to the merger.

            The book value of Seagate's investment in VERITAS is included in the amount entitled Investment in VERITAS of $1,122 million. The book value of Seagate's investments in Gadzoox Networks, SanDisk, Veeco Instruments and Lernout & Hauspie are included in Other Assets of $430 million. Other Assets includes a mark-to-market adjustment of $158 million, net of related income taxes, to reflect the fair value of Seagate investments in Gadzoox Networks, Veeco, Lernout & Hauspie and SanDisk.

            Accrued employee compensation of $456 million relates to employer and employee payroll withholding tax liabilities resulting from the cashless exercise of Seagate stock options prior to the merger. Accrued income taxes of $81 million relate to Seagate income tax liabilities to be paid by VERITAS after the merger and reimbursed by indemnification from Suez Acquisition Company.

            The deferred income taxes relate to the difference between Seagate's book and tax basis in its VERITAS investment, deferred taxes for the mark-to-market adjustment on the investments in SanDisk and Gadzoox, and $44 million of other tax liabilities of Seagate to be paid by VERITAS for which VERITAS will be reimbursed through indemnification by Suez Acquisition Company.

            All Seagate capital accounts are shown as eliminated in this column except for amounts related to cash to be distributed to Seagate stockholders.

     (v) Excess cash to be distributed to former Seagate stockholders. A summary of cash available for distribution is as follows (in millions):

            Seagate cash and cash equivalents at June 30, 2000.........  $  875
              Cash provided by:
                 Sale of Seagate Operating Assets......................   1,838
                 Conversion of short-term investments to cash..........   1,140
              Cash used for:
                 Redemption of long-term debt..........................    (774)
                 Foreign tax obligations resulting from the 1999
                   reorganization of Seagate Software..................     (44)
                 Transaction costs.....................................     (80)
                 Cash retained by Seagate Operating Assets for
                   operations..........................................    (765)
                 Tax indemnification payable by Suez Acquisition
                   Company to VERITAS..................................    (125)
                 Cash retained by Seagate Operating Assets to pay for
                   year end employee bonuses...........................     (45)
                 Cash retained by Seagate Operating Assets to pay for
                   foreign tax liabilities.............................     (25)
                 Conversion of other receivables related to sale of
                   SanDisk stock not settled as of June 30, 2000.......      24
                 Payroll taxes arising from cashless exercise of stock
                   options.............................................    (456)
                 Cash retained by VERITAS and used to fund the reserve
                   amount (included in the tax refund amount to be paid
                   by VERITAS).........................................    (150)
                 VERITAS election to retain cash and issue additional
                   stock to Seagate stockholders.......................    (500)
                                                                         ------
            Cash available for distribution to Seagate stockholders....  $  913
                                                                         ======

     The amount of cash distributed by Seagate to its stockholders would be reduced if, and to the extent, necessary for the merger to satisfy the Internal Revenue Service's safe harbor standard that VERITAS acquire "substantially all" of Seagate's properties, as discussed on page 169 under the heading "Material United States Federal Income Tax Consequences of the Merger." In that case, the amount of any such reduction would be paid to Seagate stockholders by VERITAS out of its own funds. Seagate stockholders would receive $913 million in the aggregate, in part distributed by Seagate and in part distributed by VERITAS.

     The cash available for distribution to Seagate stockholders does not include $50 million related to the agreement in principle to settle the class action complaint. This amount will be distributed upon approval of the settlement terms by the courts and dismissal of the underlying complaints and related lawsuits pending in California with prejudice. Upon distribution of the additional $50 million the tax refund amount will be reduced by approximately $18 million because the taxable gain will increase.

     (w) To record former Seagate stockholders' right to receive from VERITAS the tax refund amount. It is currently anticipated that such amount will total approximately $295 million, or $1.22 per share based on the estimated number of shares to be outstanding immediately prior to the merger with VERITAS. The tax refund amount will be paid to Seagate stockholders after tax refunds are received by VERITAS subsequent to the merger. All refunds received by VERITAS will be forwarded to an administrator and held in trust for the benefit of former Seagate stockholders. All funds collected by the administrator will be applied to pay income tax liabilities of Seagate and expenses, fees, and taxes associated with the operation of the trust or paid to the former Seagate stockholders existing at the time of the merger, when available for payment. The administrator will pay any amounts held in the trust in excess of $150 million on a quarterly basis. The first such payment is not expected until the second quarter of 2001. The $150 million retained in the trust will be paid upon the completion of Seagate tax audits or the expiration of the applicable period for assessment with respect to those taxable periods beginning on or after July 1, 1999 and ending on or before the closing date of the merger. The obligation to make payments in respect of the tax refund amount that arises as a result of the merger is solely that of VERITAS.

           After the sale of the Seagate operating assets to Suez Acquisition Company, in addition to rights to receive tax refund amounts, former Seagate stockholders will also receive their share of the fair value of some or all of the 297,120 shares of Lernout & Hauspie held in escrow until resolution of certain acquisition related contingencies. The escrow shares, when and if released to the administrator of the tax refund amount, will be sold or distributed when permitted under applicable law and in accordance with any other contractual restrictions. As of October 11, 2000 such shares had a market value of $3.2 million and such amount, if paid to Seagate stockholders, will be based on the then current fair value of the Lernout & Hauspie stock and will be in addition to the $295 million described above.

     (x) To reclass $150 million from operating cash to restricted cash. This cash will be paid to VERITAS and used to fund the reserve amount, which will ultimately be paid to shareholders as part of the tax refund amount.

UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR VERITAS

     The following unaudited pro forma combined condensed consolidated financial statements consist of the VERITAS unaudited pro forma combined condensed consolidated statement of operations for the year ended December 31, 1999 and the six months ended June 30, 2000 and the VERITAS unaudited pro forma combined condensed consolidated balance sheet as of June 30, 2000.

  SEAGATE TRANSACTION

     The VERITAS unaudited pro forma combined condensed consolidated financial statements give effect to the issuance of VERITAS common stock and cash for all of the outstanding common stock of Seagate immediately after the sale of all of the operating assets and liabilities of Seagate to Suez Acquisition Company as more fully described on pages 123-163. The effect of the transactions is that VERITAS is not acquiring any business of Seagate but is acquiring only certain assets and assuming only certain liabilities of Seagate which are held by Seagate after the sale of the operating assets and liabilities to Suez Acquisition Company. For purposes of the pro forma financial statements as of June 30, 2000, the assets of Seagate being acquired by VERITAS include VERITAS common stock obtained by Seagate Software, a subsidiary of Seagate, in the NSMG acquisition in May 1999, equity securities of Gadzoox Networks, SanDisk Corporation, Veeco Instruments and Lernout & Hauspie and cash and cash equivalents, all of which have been recorded at their respective fair values.

     The VERITAS unaudited pro forma combined condensed consolidated balance sheet as of June 30, 2000 combines the historical balance sheet of VERITAS as of June 30, 2000 and the pro forma balance sheet of Seagate as of June 30, 2000 which gives effect to the sale of its operating assets and liabilities to Suez Acquisition Company, assuming the transactions took place on June 30, 2000.

     Since VERITAS is not acquiring any business of Seagate, there is no statement of operations of Seagate to combine with the statement of operations of VERITAS. The VERITAS unaudited pro forma combined condensed consolidated statements of operations for the six months ended June 30, 2000 and the year ended December 31, 1999 show only a pro forma adjustment to the VERITAS historical statements of operations for the net reduction in VERITAS shares outstanding as a result of the acquisition of the remaining assets of Seagate. The VERITAS unaudited pro forma combined condensed consolidated statement of operations for the year ended December 31, 1999, in addition, shows certain pro forma adjustments for the acquisitions by VERITAS during 1999 of NSMG, TeleBackup and NuView as described below.

     For a description of the litigation regarding this transaction, see "Litigation Regarding the Leveraged Buyout and the Merger" beginning on page 163 of this document.

  NSMG, TELEBACKUP AND NUVIEW ACQUISITIONS

     The VERITAS unaudited pro forma combined condensed consolidated statement of operations for the year ended December 31, 1999 combines VERITAS' historical results of operations for the year ended December 31, 1999 with NSMG's historical results of operations for the period from January 1, 1999 to May 28, 1999 and TeleBackup's historical results of operations from January 1, 1999 to June 1, 1999, the respective closing dates of the transactions, and give effect to the acquisitions of NSMG, TeleBackup and NuView using the purchase method of accounting assuming that the acquisitions took place on January 1, 1999. The results of operations of NuView from January 1, 1999 to the date of acquisition have been excluded as they were not significant; however, the pro forma adjustments give effect to the acquisition of NuView using the purchase method of accounting.

     The VERITAS unaudited pro forma combined condensed consolidated financial statements should be read in conjunction with the related notes included in this document and the audited financial statements of VERITAS, NSMG and TeleBackup that are included elsewhere in this document. The VERITAS unaudited pro forma combined condensed consolidated financial statements do not necessarily indicate what the actual operating results or financial position would have been had the NSMG, TeleBackup, NuView acquisitions and the acquisition of the designated assets of Seagate taken place on January 1, 1999. They also do not purport to indicate VERITAS' future results of operations or financial position.

                                    VERITAS

                          UNAUDITED PRO FORMA COMBINED
                       CONDENSED STATEMENT OF OPERATIONS
                      (IN MILLIONS, EXCEPT PER SHARE DATA)

                                                                                             VERITAS
                                                                                            PRO FORMA
                                                                                             COMBINED
                                     VERITAS                                                   YEAR
                                    YEAR ENDED      NSMG AND TELEBACKUP                       ENDED         SEAGATE
                                   DECEMBER 31,       JANUARY 1, 1999         PRO FORMA    DECEMBER 31,    PRO FORMA
                                       1999       THROUGH ACQUISITION DATE   ADJUSTMENTS       1999       ADJUSTMENTS
                                   ------------   ------------------------   -----------   ------------   -----------
Net revenue:
  User license fees..............     $  498                  99                $  --         $  597           --
  Services.......................         98                   6                   (1)(a)        103           --
                                      ------                ----                -----         ------          ---
     Total net revenue...........        596                 105                   (1)           700           --
Cost of revenue:
  User license fees..............         20                   6                   --             26           --
  Services.......................         38                   1                   --             39           --
  Amortization of developed
     technology..................         36                   1                   24(b)          61           --
                                                                                    1(c)
                                                                                   (1)(e)
                                      ------                ----                -----         ------          ---
     Total cost of revenue.......         94                   8                   24            126           --
                                      ------                ----                -----         ------          ---
Gross profit.....................        502                  97                  (25)           574           --
Operating expenses:
  Selling and marketing..........        222                  39                   --            261           --
  Research and development.......         95                  15                   --            110           --
  General and administrative.....         34                   9                   --             43           --
  Amortization of goodwill and
     other intangibles...........        511                   3                  345(b)         878           --
                                                                                   14(c)
                                                                                    8(d)
                                                                                   (3)(e)
  Acquisition and restructuring
     costs.......................         11                  --                  (11)(f)
  In-process research and
     development.................        104                  --                 (104)(f)         --           --
                                      ------                ----                -----         ------          ---
     Total operating expenses....        977                  66                  249          1,292           --
                                      ------                ----                -----         ------          ---
Income (loss) from operations....       (475)                 31                 (274)          (718)          --
Interest and other income, net...         23                   1                   --             24           --
Interest expense.................        (16)                 --                   --            (16)          --
                                      ------                ----                -----         ------          ---
Income (loss) before income
  taxes..........................       (468)                 32                 (274)          (710)          --
Provision for (benefit from)
  income taxes...................         35                   8                  (15)(g)         28           --
                                      ------                ----                -----         ------          ---
Net income (loss)................       (503)                 24                $(259)          (738)          --
                                      ======                ====                =====         ======          ===
Net income (loss) per share --
  basic..........................     $(1.59)                                                 $(1.93)
                                      ======                                                  ======
Net income (loss) per share --
  diluted........................     $(1.59)                                                 $(1.93)
                                      ======                                                  ======
Number of shares used in
  computing per share
  amounts -- basic...............        317                                                     383          (13)(o)
                                      ======                                                  ======          ===
Number of shares used in
  computing per share
  amounts -- diluted.............        317                                                     383          (13)(o)
                                      ======                                                  ======          ===


                                        VERITAS
                                       PRO FORMA
                                   INCLUDING SEAGATE
                                      YEAR ENDED
                                     DECEMBER 31,
                                         1999
                                   -----------------
Net revenue:
  User license fees..............       $  597
  Services.......................          103
                                        ------
     Total net revenue...........          700
Cost of revenue:
  User license fees..............           26
  Services.......................           39
  Amortization of developed
     technology..................           61
                                        ------
     Total cost of revenue.......          126
                                        ------
Gross profit.....................          574
Operating expenses:
  Selling and marketing..........          261
  Research and development.......          110
  General and administrative.....           43
  Amortization of goodwill and
     other intangibles...........          878
  Acquisition and restructuring
     costs.......................
  In-process research and
     development.................           --
                                        ------
     Total operating expenses....        1,292
                                        ------
Income (loss) from operations....         (718)
Interest and other income, net...           24
Interest expense.................          (16)
                                        ------
Income (loss) before income
  taxes..........................         (710)
Provision for (benefit from)
  income taxes...................           28
                                        ------
Net income (loss)................         (738)
                                        ======
Net income (loss) per share --
  basic..........................       $(1.99)
                                        ======
Net income (loss) per share --
  diluted........................       $(1.99)
                                        ======
Number of shares used in
  computing per share
  amounts -- basic...............          370
                                        ======
Number of shares used in
  computing per share
  amounts -- diluted.............          370
                                        ======

See accompanying Notes to VERITAS Unaudited Pro Forma Combined Condensed Financial Statements.

                                    VERITAS

                          UNAUDITED PRO FORMA COMBINED
                       CONDENSED STATEMENT OF OPERATIONS
                      (IN MILLIONS, EXCEPT PER SHARE DATA)

                                                                             VERITAS
                                                                            PRO FORMA
                                           VERITAS                      INCLUDING SEAGATE
                                          SIX MONTHS                       SIX MONTHS
                                            ENDED          SEAGATE            ENDED
                                           JUNE 30,       PRO FORMA         JUNE 30,
                                             2000        ADJUSTMENTS          2000
                                         ------------    -----------    -----------------
Net revenue:
  User license fees....................     $  429          $ --             $  429
  Services.............................         91            --                 91
                                            ------          ----             ------
     Total net revenue.................        520            --                520
Cost of revenue:
  User license fees....................         20            --                 20
  Services.............................         38            --                 38
  Amortization of developed
     technology........................         31            --                 31
                                            ------          ----             ------
     Total cost of revenue.............         89            --                 89
                                            ------          ----             ------
Gross profit...........................        431                              431
Operating expenses:
  Selling and marketing................        194            --                194
  Research and development.............         74            --                 74
  General and administrative...........         32            --                 32
  Amortization of goodwill and other
     intangibles.......................        440            --                440
                                            ------          ----             ------
     Total operating expenses..........        740            --                740
                                            ------          ----             ------
Income (loss) from operations..........       (309)           --               (309)
Interest and other income, net.........         24            --                 24
Interest expense.......................        (15)           --                (15)
                                            ------          ----             ------
Income (loss) before income taxes......       (300)           --               (300)
Provision for (benefit from) income
  taxes................................         47            --                 47
                                            ------          ----             ------
Net income (loss)......................     $ (347)         $ --             $ (347)
                                            ======          ====             ======
Net income (loss) per share -- basic...     $(0.87)                          $(0.90)
                                            ======                           ======
Net income (loss) per
  share -- diluted.....................     $(0.87)                          $(0.90)
                                            ======                           ======
Number of shares used in computing per
  share amounts -- basic...............        398           (13)(o)            385
                                            ======          ====             ======
Number of shares used in computing per
  share amounts -- diluted.............        398           (13)(o)            385
                                            ======          ====             ======

See accompanying Notes to VERITAS Unaudited Pro Forma Combined Condensed Financial Statements.

                                    VERITAS

                          UNAUDITED PRO FORMA COMBINED
                            CONDENSED BALANCE SHEET
                                 (IN MILLIONS)

                                                                                    VERITAS
                                                                                   PRO FORMA
                                           VERITAS      SEAGATE                    COMBINED
                                          JUNE 30,     JUNE 30,      PRO FORMA     JUNE 30,
                                            2000         2000*      ADJUSTMENTS      2000
                                          ---------    ---------    -----------    ---------
Assets
Current assets:
  Cash and cash equivalents.............   $  424       $1,869       $   (913)(h)   $1,380
  Short-term investments................      521           --             --          521
  Accounts receivable...................      138           --             --          138
  Other current assets..................       40          145             --          185
                                           ------       ------       --------       ------
      Total current assets..............    1,123        2,014           (913)       2,224
Long-term investments...................       56           --             --           56
Investment in VERITAS stock.............       --        1,122         (1,122)(i)       --
Property and equipment, net.............      107           --             --          107
Goodwill and other intangibles, net.....    2,758           --             --        2,758
Other non-current assets................       34          705             --          739
                                           ------       ------       --------       ------
      Total assets......................   $4,078       $3,841       $ (2,035)      $5,884
                                           ======       ======       ========       ======

Liabilities and Stockholders' Equity
Current liabilities:
  Accounts payable......................       37           --             50(j)        87
  Payable to Seagate stockholders.......       --          295             --          295
  Accrued liabilities...................      119          456             --          575
  Customer advances.....................        2           --             --            2
  Deferred revenue......................      126           --             --          126
                                           ------       ------       --------       ------
      Total current liabilities.........      284          751             50        1,085
Convertible subordinated notes..........      457           --             --          457
Deferred income taxes and other
  non-current liabilities...............      137          638           (377)(k)      398
Stockholders' equity:
  Common stock and additional paid-in
    capital.............................    4,074        2,017         (2,017)(l)    4,818
                                                                       13,058(m)
                                                                      (12,314)(n)
  Accumulated deficit...................     (879)         349           (349)(l)     (879)
  Accumulated other comprehensive
    loss................................        5           86            (86)(l)        5
                                           ------       ------       --------       ------
      Total stockholders' equity........    3,200        2,452         (1,708)       3,944
                                           ------       ------       --------       ------
      Total liabilities and
         stockholders' equity...........   $4,078       $3,841       $ (2,035)      $5,884
                                           ======       ======       ========       ======

See accompanying Notes to VERITAS Unaudited Pro Forma Combined Condensed Financial Statements.

* The Seagate unaudited pro forma combined condensed balance sheet as of June 30, 2000 reflects Seagate's financial position immediately after the sale of its operating assets and liabilities to Suez Acquisition Company.

                                    VERITAS

                          NOTES TO UNAUDITED PRO FORMA
                    COMBINED CONDENSED FINANCIAL STATEMENTS

 1. BASIS OF PRO FORMA PRESENTATION

  SEAGATE TRANSACTION

     The VERITAS unaudited pro forma combined condensed consolidated financial statements reflect the issuance of 115.5 million shares of VERITAS common stock and $913 million of cash for all of the outstanding common stock of Seagate, immediately after the sale of all of the operating assets and liabilities of Seagate to Suez Acquisition Company. The effect of the transactions is that VERITAS is not acquiring any business of Seagate but is acquiring only certain assets and assuming only certain liabilities of Seagate which are held by Seagate after the sale of the operating assets and liabilities to Suez Acquisition Company. For purposes of the pro forma financial statements as of June 30, 2000, the assets of Seagate being acquired by VERITAS include VERITAS common stock obtained by Seagate Software, a subsidiary of Seagate, in the NSMG acquisition in May 1999, equity securities of Gadzoox Networks, SanDisk Corporation, Veeco Instruments and Lernout & Hauspie, and cash and cash equivalents, all of which have been recorded at their respective fair values.

     The actual number of shares of VERITAS stock to be issued will depend on the actual number of shares of the equity securities of the four enterprises held by Seagate at closing, the market value of the four equity securities immediately prior to closing, the amount of cash by which VERITAS elects to reduce the cash portion of the merger consideration and the market value of VERITAS' common stock immediately prior to closing. The amount of cash to be paid to the Seagate shareholders will be equal to Seagate's cash at closing, which will include the net proceeds received and retained by Seagate in connection with the sale of its operating assets and liabilities to Suez Acquisition Company, after transferring an amount equal to $765 million plus the amount of certain tax liabilities and indebtedness of Seagate existing at the closing, to Suez Acquisition Company and less the cash by which VERITAS may elect to reduce the cash portion of the merger consideration in exchange for additional shares of VERITAS common stock.

     VERITAS may elect to reduce the cash portion of the merger consideration by either $0, $250 million or $500 million, with the following impacts on the number of shares of VERITAS common stock to issue and the cash to pay for all outstanding common stock of Seagate, immediately after the sale of all operating assets and liabilities of Seagate to Suez Acquisition Company:

-------------------------------------------------------------------------------
      AMOUNT BY WHICH
VERITAS ELECTS TO REDUCE THE   NUMBER OF SHARES OF
 CASH PORTION OF THE MERGER    VERITAS COMMON STOCK   CASH TO BE DISTRIBUTED TO
       CONSIDERATION               TO BE ISSUED         SEAGATE STOCKHOLDERS
-------------------------------------------------------------------------------
            $0                    111.1 million            $1,413 million
-------------------------------------------------------------------------------
       $250 million               113.3 million            $1,163 million
-------------------------------------------------------------------------------
       $500 million               115.5 million             $913 million
-------------------------------------------------------------------------------

                                    VERITAS

                          NOTES TO UNAUDITED PRO FORMA
              COMBINED CONDENSED FINANCIAL STATEMENTS (CONTINUED)

     The amount of cash by which VERITAS elects to reduce the cash portion of the merger consideration has no impact on the total consideration received by the Seagate stockholders, as shown on pages 6 and 7.

     The VERITAS unaudited pro forma combined condensed consolidated financial statements have been based on amounts as of June 30, 2000 for both VERITAS and Seagate and assume that VERITAS will elect to reduce the cash portion of the merger consideration by $500 million immediately prior to the closing. For purposes of these pro forma statements, all calculations have been made using the closing market price and the remaining shares held by Seagate as of June 30, 2000 of VERITAS' common stock and the equity securities of the four enterprises. Since June 30, 2000 through October 11, 2000, Seagate has sold all of its SanDisk Corporation stock, all of its Veeco Instruments stock and a portion of its Lernout & Hauspie stock. As of October 11, 2000 the remaining equity securities held by Seagate had a market value of approximately $63.1 million. The lower market value of the remaining equity securities would have reduced the number of shares of VERITAS common stock to be issued by 1.3 million.

     The cash and equity securities obtained by VERITAS have been reflected in the VERITAS unaudited pro forma combined condensed consolidated balance sheet at their respective fair values. A material difference could result between the aggregate value of these equity securities as currently reflected in these pro forma financial statements and the final aggregate value to be recorded by VERITAS as of the effective time. Significant factors affecting this aggregate value are sales of these equity securities by Seagate prior to the effective time and the stock market price of these equity securities shortly before the effective time. The acquisition of the VERITAS common stock held by Seagate Software has been treated by VERITAS as a treasury stock transaction, and amounts in excess of par value have been reflected as a reduction in additional paid-in capital.

     In addition, the Seagate stockholders have the right to receive the value of certain tax refunds claimed and credits utilized by VERITAS that are attributable to Seagate and relate to periods ending on or prior to the effective time of the transaction and, in certain instances, net proceeds realized upon the sale by Seagate of its shares in one of its equity investments. A tax refund of $145 million has been reflected in the VERITAS unaudited pro forma combined condensed consolidated financial statements as a payable to the Seagate stockholders.

  NSMG, TELEBACKUP AND NUVIEW ACQUISITIONS

     NSMG ACQUISITION

     The VERITAS unaudited pro forma combined condensed financial statements reflect the contribution of assets and liabilities of NSMG and the issuance of 155,583,486 shares of VERITAS common stock which was based on the average closing price of VERITAS common stock of $20.26 per share for 5 days before and after June 7, 1999, the measurement date for the transaction. In addition, VERITAS issued options to purchase 15,626,358 shares of its common stock to its employees who were former NSMG employees. The value of the options issued by VERITAS in exchange for the Seagate

                                    VERITAS

                          NOTES TO UNAUDITED PRO FORMA
              COMBINED CONDENSED FINANCIAL STATEMENTS (CONTINUED)

Software options was determined by estimating their fair value as of May 28, 1999, using the Black-Scholes option pricing model with the following weighted average assumptions:

     - risk free interest rate of 5.15%;

     - dividend yield of 0.0%;

     - expected option life of 0.5 years for vested options;

     - expected option life of 3.0 years for unvested options; and

     - volatility factor of the expected market price of VERITAS common stock of 0.65.

     The NSMG acquisition has been accounted for under the purchase method of accounting.

  TELEBACKUP ACQUISITION

     The VERITAS unaudited pro forma combined condensed financial statements also reflect the issuance of 6,842,795 shares for the outstanding equity interest of TeleBackup based on the capitalization of VERITAS and TeleBackup as of June 1, 1999 and the average closing price of VERITAS common stock of $19.60 per share for 5 days before and after June 1, 1999, the closing date of the transaction. In addition, VERITAS exchanged options to purchase 154,706 shares of its common stock to its employees who were former employees of TeleBackup. The value of the options issued by VERITAS in the exchange for the TeleBackup options was determined by estimating their fair value as of June 1, 1999, using the Black-Scholes option pricing model with the following weighted average assumptions:

     - risk-free interest rate of 5.15%;

     - dividend yield of 0.0%;

     - expected option life of 0.5 years; and

     - volatility factor of the expected market price of VERITAS common stock of 0.65.

     The TeleBackup acquisition has been accounted for under the purchase method of accounting.

  NUVIEW ACQUISITION

     The VERITAS unaudited pro forma combined condensed financial statements reflect the acquisition of certain assets of NuView and the issuance of 1,435,525 shares of VERITAS common stock which was based on the average closing price of VERITAS common stock of $33.25 per share. In addition, VERITAS issued options to purchase 57,076 shares of its common stock to its employees who were former employees of NuView. In the acquisition cost, VERITAS assumed only a portion of the value of the unvested options issued. The value of the unvested options issued by VERITAS in exchange for the NuView unvested options was determined by estimating their fair value

                                    VERITAS

                          NOTES TO UNAUDITED PRO FORMA
              COMBINED CONDENSED FINANCIAL STATEMENTS (CONTINUED)

as of August 10, 1999 using the Black-Scholes option pricing model with the following weighted average assumptions:

     - risk free interest rate of 6.46%;

     - dividend yield of 0.0%;

     - expected option life of 2.5 years for unvested options; and

     - volatility factor of the expected market price of VERITAS common stock of .58.

     The NuView acquisition has been accounted for under the purchase method of accounting.

     The VERITAS unaudited pro forma combined condensed financial statements have been prepared on the basis of assumptions relating to the allocation of the amount of consideration paid, to the assets and liabilities of NSMG, TeleBackup and NuView based on estimates of their fair value. Below is a table of the acquisition cost, purchase price allocation and annual amortization of the intangible assets acquired, in thousands:

                                      NSMG

                                                                      ANNUAL
                                                   AMORTIZATION    AMORTIZATION
                                                       LIFE       OF INTANGIBLES
                                                   ------------   --------------
Acquisition cost
  Value of securities issued
     Common stock...................  $3,151,350
     Stock options..................     269,741
  Acquisition costs.................      43,381
                                      ----------
       Total acquisition cost.......  $3,464,472
                                      ==========
Purchase price allocation
  Tangible net liabilities
     assumed........................  $     (952)
  Intangible assets acquired
     Distribution channel/OEM
       agreements...................     257,200        4            $ 64,300
     Developed technology...........     233,700        4              58,425
     Trademark/assembled
       workforce/other
       intangibles..................      37,110        4               9,278
     In-process research and
       development..................     101,200
     Goodwill.......................   3,015,733        4             753,933
     Deferred tax liabilities.......    (179,519)
                                      ----------                     --------
       Total........................  $3,464,472                     $885,936
                                      ==========                     ========

                                    VERITAS

                          NOTES TO UNAUDITED PRO FORMA
              COMBINED CONDENSED FINANCIAL STATEMENTS (CONTINUED)

                                   TELEBACKUP

                                                                   ANNUAL
                                               AMORTIZATION     AMORTIZATION
                                                   LIFE        OF INTANGIBLES
                                               ------------    --------------
Acquisition cost
  Value of securities issued
     Common stock................  $134,100
     Stock options...............     2,762
  Acquisition costs..............     6,200
                                   --------
       Total acquisition cost....  $143,062
                                   ========
Purchase price allocation
  Tangible net liabilities
     assumed.....................  $   (243)
  Intangible assets acquired
     Distribution channel/OEM
       agreements................     3,100         4             $   775
     Developed technology........     6,600         4               1,650
     Trademark/assembled
       workforce.................     1,630         4                 407
     In-process research and
       development...............     1,900
     Goodwill....................   133,107         4              33,277
     Deferred tax liabilities....    (3,032)
                                   --------                       -------
       Total.....................  $143,062                       $36,109
                                   ========                       =======

                                     NUVIEW

                                                                   ANNUAL
                                               AMORTIZATION     AMORTIZATION
                                                   LIFE        OF INTANGIBLES
                                               ------------    --------------
Acquisition cost
  Value of securities issued
     Cash........................  $ 19,200
     Common stock................    47,732
     Stock options...............       796
  Acquisition costs..............       150
                                   --------
       Total acquisition cost....  $ 67,878
                                   ========
Purchase price allocation
  Tangible net assets acquired...  $     39
  Intangible assets acquired
     Developed technology........     2,400         4             $   600
     Trademark/assembled
       workforce/other
       intangibles...............     1,750         4                 437
     In-process research and
       development...............     1,100
     Goodwill....................    62,589         4              15,647
                                   --------                       -------
       Total.....................  $ 67,878                       $16,684
                                   ========                       =======

     Tangible net liabilities of the NSMG business assumed principally include accounts payable, accrued compensation and other current liabilities. Assets acquired principally include cash, accounts receivable, fixed assets and other current assets.

                                    VERITAS

                          NOTES TO UNAUDITED PRO FORMA
              COMBINED CONDENSED FINANCIAL STATEMENTS (CONTINUED)

     Tangible net liabilities of TeleBackup assumed principally include accounts payable and other current liabilities. Assets acquired principally include cash and fixed assets.

     Tangible net assets acquired from NuView include principally property and equipment.

     The value of the distribution channels and original equipment manufacturer agreements was determined by considering, among other factors, the size of the current and potential future customer bases, the quality of existing relationships with customers, the historical costs to develop customer relationships, the expected income and associated risks. Associated risks included the inherent difficulties and uncertainties in transitioning the business relationships from the acquired entity to VERITAS and risks related to the viability of and potential changes to future target markets.

     To determine the value of the developed technology, the expected future cash flows attributable to all existing technology was discounted, taking into account risks related to the characteristics and applications of the technology, existing and future markets, and assessments of the life cycle stage of the technology. The analysis resulted in a valuation for developed technology which had reached technological feasibility and therefore was capitalizable. The developed technology is being amortized on the straight-line basis over its estimated useful life of four years which is expected to exceed the ratio of current revenues to the total of current and anticipated revenues.

     The value of trademarks was determined by considering, among other factors, the assumption that in lieu of ownership of a trademark, a company would be willing to pay a royalty in order to exploit the related benefits of such trademark.

     The value of the assembled workforce was derived by estimating the costs to replace the existing employees, including recruiting, hiring, and training costs for each category of employee.

     The value allocated to projects identified as in-process research and development of the NSMG business, TeleBackup and NuView was charged to expense in 1999 but has not been reflected in the VERITAS unaudited pro forma combined condensed statements of operations as it is non-recurring in nature.

     The write-offs were necessary because the acquired in-process research and development had not yet reached technological feasibility and had no future alternative uses. VERITAS expects that the acquired in-process research and development will be successfully developed, but these products may not achieve commercial viability.

     The nature of the efforts required to develop the purchased in-process research and development into commercially viable products principally relate to the completion of all planning, designing, prototyping, verification and testing activities that are necessary to establish that the product can be produced to meet its design specifications, including functions, features and technical performance requirements.

     The value of the purchased in-process research and development was determined by estimating the projected net cash flows related to the products, including costs to complete the development of the technology and the future revenues to be earned upon

                                    VERITAS

                          NOTES TO UNAUDITED PRO FORMA
              COMBINED CONDENSED FINANCIAL STATEMENTS (CONTINUED)

commercialization of the products. These cash flows were then discounted back to their net present value. The projected net cash flows from the projects were based on management's estimates of revenues and operating profits related to the projects.

     The total charge for in-process research and technology was estimated to be $101.2 million, for the NSMG acquisition, completed in May 1999. Seven in-process research and development projects were identified and valued, with two projects under the data protection product group that accounted for approximately 71% of the value assigned to in-process research and development. The data protection software products provide backup and restore functions, including scheduled automated unattended data backup operations. The remaining products identified and valued were under the application solutions and replication product groups. The application solutions software provides scaleable solution for managing the behavior of different types of networks worldwide from one central location and the replication software products deliver flexible and intelligent data replication for Windows NT environments. Costs to complete all of the NSMG in-process research and development projects were estimated to be $6.0 million. At the date of acquisition, the development of all products ranged from 48% to 90% complete and averaged approximately 76% complete, with expected completion dates through December 1999. At June 30, 2000, we have completed the development of all in-process research and development projects acquired from NSMG. All in-process research and development projects related to the TeleBackup and NuView acquisitions were individually insignificant and were completed or abandoned as of June 30, 2000.

     Goodwill is determined based on the residual difference between the amount paid and the values assigned to identified tangible and intangible assets.

 2. PRO FORMA NET LOSS PER SHARE

     The VERITAS unaudited pro forma combined condensed statements of operations have been prepared as if the NSMG, TeleBackup and NuView acquisitions and the Seagate merger had occurred at the beginning of the periods presented. The pro forma basic and diluted net loss per share are based on the weighted average number of shares of VERITAS common stock outstanding during each period and the number of shares of VERITAS common stock issued in connection with the NSMG, TeleBackup and NuView acquisitions and the number of shares to be issued in the Seagate transaction based on amount as of June 30, 2000, less the amount of VERITAS treasury shares acquired in the Seagate transaction. The effect of stock options and other potential common securities have not been included in the computation of pro forma diluted net loss per share because their effect would be antidilutive.

 3. CONVERSION OF TELEBACKUP TO U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND US$

     The financial statements for TeleBackup which were prepared in accordance with Canadian generally accepted accounting principles have been conformed to U.S. generally accepted accounting principles for purposes of including them in the VERITAS unaudited pro forma combined condensed financial statements. None of the adjustments necessary to conform the TeleBackup financial statements to U.S. generally accepted accounting

                                    VERITAS

                          NOTES TO UNAUDITED PRO FORMA
              COMBINED CONDENSED FINANCIAL STATEMENTS (CONTINUED)

 3. CONVERSION OF TELEBACKUP TO U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND US$ (CONTINUED)
principles were material to either the historical financial statements of TeleBackup or the VERITAS unaudited pro forma combined condensed financial statements. The balance sheet and statements of operations for TeleBackup were translated to U.S. dollars using average exchange rates for the VERITAS unaudited pro forma combined condensed statements of operations and period-end and historical exchange rates for the VERITAS unaudited pro forma combined condensed balance sheet, as applicable.

 4. PRO FORMA ADJUSTMENTS

     (a) To eliminate the effect of the intercompany transactions between VERITAS and TeleBackup.

     (b) To reflect amortization of goodwill, distribution channel/original equipment manufacturer agreements, developed technology and trademark/assembled workforce/other intangibles related to the NSMG acquisition for the period from January 1, 1999 to May 28, 1999, the closing date of the transaction.

     (c) To reflect amortization of goodwill, distribution channel/original equipment manufacturer agreements, developed technology, and trademark/assembled workforce related to the TeleBackup acquisition for the period from January 1, 1999 to June 1, 1999, the closing date of the transaction.

     (d) To reflect amortization of goodwill, developed technology, trademark/assembled workforce/other intangibles related to the NuView acquisition for the period from January 1, 1999 to August 10, 1999, the closing date of the transaction.

     (e) To reflect the elimination of NSMG's amortization of developed technology, goodwill and other intangibles.

     (f) To eliminate the non-recurring in-process research and development charges related to the NSMG, TeleBackup and NuView acquisitions and the restructuring charge related to the NSMG acquisition.

     (g) To adjust to the tax provision for VERITAS based upon pro forma losses incurred.

     (h) Cash to be distributed to former Seagate stockholders. For a summary of cash available for distribution, see note 3(v) to Seagate's Pro Forma Financial Statements on page 222.

     (i) Elimination of Seagate's investment in VERITAS shares of common stock.

     (j) Estimated transaction costs are $50 million and will be paid at the of closing or shortly thereafter.

     (k) To eliminate the deferred taxes liabilities associated with the investment in VERITAS and adjust the deferred taxes liabilities associated with the investments in Gadzoox Networks, SanDisk Corporation, Veeco Instruments and Lernout & Hauspie.

     (l) To eliminate all equity accounts of Seagate.

                                    VERITAS

                          NOTES TO UNAUDITED PRO FORMA
              COMBINED CONDENSED FINANCIAL STATEMENTS (CONTINUED)

 4. PRO FORMA ADJUSTMENTS (CONTINUED)
     (m) To record the 115.5 million shares to be issued by VERITAS to the former Seagate stockholders at $113.0156 per share, the closing market price of VERITAS common stock as of June 30, 2000.

     (n) To record the 128.1 million shares of VERITAS treasury stock acquired in the transaction at an effective cost of $96.16 per share.

     (o) To reflect the difference between the 128.1 million shares of VERITAS treasury stock acquired in the transaction less an estimated 115.5 million shares of VERITAS to be issued to the Seagate stockholders.

                       COMPARISON OF RIGHTS OF HOLDERS OF
                            SEAGATE COMMON STOCK AND
                              VERITAS COMMON STOCK

     The following is a summary of certain differences between the rights of holders of Seagate common stock and holders of VERITAS common stock. While we believe that the description covers the material differences, this summary may not contain all of the information that is important to holders of Seagate common stock who will receive VERITAS common stock in connection with the merger. Seagate stockholders should read the following summary and the other documents referred to carefully for a more complete understanding of the differences between the rights of holders of Seagate common stock and holders of VERITAS common stock.

     The rights of holders of Seagate common stock with respect to such stock are governed by the certificate of incorporation and bylaws of Seagate, each as currently in effect, and the General Corporation Law of the State of Delaware. At the effective time of the merger, all outstanding shares of Seagate common stock will be converted into the right to receive the consideration described in this document, including shares of VERITAS common stock. As a result, at the effective time of the merger, Seagate stockholders will become VERITAS stockholders. As VERITAS stockholders, the rights of former holders of Seagate common stock who acquire shares of VERITAS common stock will be governed by the certificate of incorporation and bylaws of VERITAS, each as in effect as of the effective time of the merger, and the General Corporation Law of the State of Delaware.

APPLICABLE STATE CORPORATE LAW

     Both Seagate and VERITAS are incorporated under the laws of the State of Delaware and are governed by the General Corporation Law of the State of Delaware. As a result, from and after the effective time of the merger, the rights of former holders of Seagate common stock who acquire shares of VERITAS common stock in connection with the merger will continue to be governed by the General Corporation Law of the State of Delaware.

CERTIFICATES OF INCORPORATION AND BYLAWS

  AUTHORIZED AND OUTSTANDING CAPITAL STOCK

     Seagate has two classes of authorized capital stock, designated "common stock" and "preferred stock," each with a par value of $0.01 per share. Seagate is authorized to issue 600,000,000 shares of common stock and, as of October 11, 2000, there were 231,187,451 shares of common stock outstanding. Seagate is authorized to issue 1,000,000 shares of preferred stock, with any rights that the board of directors of Seagate may determine. However, there are no shares of Seagate preferred stock outstanding.

     VERITAS has three classes of authorized capital stock, designated "Common Stock" and "Preferred Stock," each with a par value of $0.001 per share, and "Special Voting Stock" with a par value of $1.00 per share. VERITAS is authorized to issue 2,000,000,000 shares of common stock and, as of October 11, 2000, there were 404,186,411 shares of common stock outstanding. VERITAS is authorized to issue 10,000,000 shares of preferred stock, with any rights the board of directors of VERITAS may determine. However, there are no shares of VERITAS preferred stock outstanding. Further, VERITAS is authorized to issue one share of special voting stock, which is currently outstanding and held by a trustee.

  VOTING RIGHTS

     Except with respect to the election of directors, holders of Seagate common stock are entitled to one vote on all matters submitted to Seagate stockholders for their approval for each share of common stock held. Holders of Seagate common stock are entitled to cumulate votes for the election of directors. In other words, with respect to the election of directors, each holder of Seagate common stock is entitled to that number of votes which is equal to the total number of shares of Seagate common stock held, multiplied by the number of directors being elected. The foregoing votes may be allocated by each Seagate stockholder in any manner, including for a single director, or for two or more directors, at the discretion of each such Seagate stockholder.

     Holders of VERITAS common stock are also entitled to one vote on all matters submitted to VERITAS stockholders for their approval for each share held. However, holders of VERITAS common stock are not entitled to cumulate votes for the election of directors. The holder of VERITAS' special voting stock, who is entitled to one vote for each share of non-voting stock issued by one of VERITAS' subsidiaries and not held by VERITAS (979,001 shares as of June 30, 2000), votes together with holders of VERITAS common stock on all matters submitted to VERITAS stockholders for their approval.

  BOARD OF DIRECTORS

     Board Size

     Under the certificate of incorporation of Seagate, the size of Seagate's board of directors is determined by Seagate's bylaws. Currently, Seagate's bylaws provide that the board of directors of Seagate will consist of seven directors. The size of Seagate's board of directors may only be changed by amending either the certificate of incorporation or bylaws of Seagate. However, because Seagate's board of directors is authorized to amend Seagate's bylaws, the board of directors may change the size of the board of directors without the approval of Seagate stockholders.

     Under the certificate of incorporation of VERITAS, the size of VERITAS' board of directors is determined by resolution of the board of directors. Currently, VERITAS' board of directors consists of nine directors, and there is one vacant seat. The size of VERITAS' board of directors may only be changed by a resolution of the board of directors itself.

     Board Classification

     The board of directors of Seagate is not classified into groups. Accordingly, all seven directors are elected at each successive annual meeting of Seagate stockholders. The board of directors of VERITAS, however, is classified into three groups. Each group of directors consists of an equal number of directors to the extent possible, each holding office for a period of three years. Thus, approximately a third of the members of VERITAS' board of directors are elected at each successive annual meeting of VERITAS stockholders.

     Board Vacancies

     Under the bylaws of Seagate, any vacancy on Seagate's board of directors, whether resulting from the death, resignation or removal of a director or an increase in the size of the board of directors, may be filled only by the remaining members of the board of directors (even if less than a quorum), or the sole remaining director. In the event that a director resigns as of a future date, the vacancy created by the resignation of such director may be filled by a vote of the board of directors including the resigning director.

     Under the certificate of incorporation of VERITAS, any vacancy on VERITAS' board of directors, whether from the death, resignation or removal of a director or an increase in the size of the board of directors, may also be filled only by the remaining members of the board of directors (even if less than a quorum), or the sole remaining director. Any director so elected will hold office until the expiration of the term of the director group to which such director was appointed, provided that each such director will be appointed to the director group with the longest remaining term to the extent consistent with the even apportionment of directors among director groups.

     Removal of Directors

     Under the bylaws of Seagate, any member of Seagate's board of directors, or the entire board of directors, may be removed with or without cause by the holders of a majority of the outstanding shares of Seagate capital stock entitled to vote generally for the election of directors. Notwithstanding the foregoing, if less than the entire board of directors is removed, no director may be removed if the votes cast against his or her removal would be sufficient to elect such director if voted cumulatively.

     Under the certificate of incorporation of VERITAS, members of the board of directors, or the entire board of directors, may only be removed for cause and only by the holders of at least two-thirds of the voting power of VERITAS' outstanding capital stock entitled to vote generally for the election of VERITAS directors, voting together as a single class.

  STOCKHOLDER ACTION BY WRITTEN CONSENT

     Under the Seagate bylaws, Seagate stockholders may take formal action at a meeting of Seagate stockholders duly called and held in accordance with the Seagate bylaws and applicable law, or pursuant to a written consent signed by Seagate stockholders holding at least that number of shares of Seagate capital stock that would be required to authorize or take such action at a meeting of Seagate stockholders at which all shares of Seagate capital stock entitled to vote on such action were present and voted.

     Under the certificate of incorporation of VERITAS, the VERITAS stockholders may only take formal action at a meeting of VERITAS stockholders duly called and held in accordance with the VERITAS bylaws and applicable law, and may not take action by written consent.

  ABILITY TO CALL SPECIAL MEETINGS

     Under the bylaws of Seagate, a special meeting of Seagate stockholders may be called by the board of directors of Seagate, the chairman of the board of directors, Seagate's president, or the holders of at least 10% of the outstanding shares of Seagate capital stock entitled to vote at the meeting. If any person or group of persons other than the Seagate board of directors desires to call a special meeting of Seagate stockholders, the person or group must give timely notice to the Secretary of Seagate. Such notice is timely made only if delivered to Seagate's principal executive offices at least 90 days, but not more than 120 days, before the date of the proposed special meeting. The foregoing notice must also contain detailed information regarding the proposed purpose for the special meeting and, if directors are to be elected at the special meeting, detailed information regarding nominees for election to the board of directors.

     Under the bylaws of VERITAS, a special meeting of VERITAS stockholders may be called only by a majority of the members of the board of directors, the chairman of the board of directors or the chief executive officer of VERITAS.

  ADVANCE NOTICE PROVISIONS FOR STOCKHOLDER NOMINATIONS AND PROPOSALS

     Under the bylaws of Seagate, stockholder proposals (and nominations of directors) will not be considered at any meeting of Seagate stockholders unless timely made. Stockholder proposals (and nominations of directors) are timely made only if delivered to Seagate's principal executive offices at least 120 days before the date of the then current year corresponding to the date of Seagate's proxy statement delivered to its stockholders in connection with the previous annual meeting of Seagate stockholders. If no annual meeting of Seagate stockholders was held during the previous year or if the date of the annual meeting of Seagate stockholders during the previous year was changed by more than 30 days from the date contemplated by Seagate's proxy statement delivered to its stockholders in connection with such meeting, then stockholder proposals are timely made only if delivered to Seagate's principal executive offices by the later of 120 days in advance of such annual meeting or 10 days following the date on which such annual meeting is first publicly announced. In addition, valid stockholder proposals (or nominations of directors) must contain detailed information regarding the proposal and, if nominations of directors are made, detailed information regarding nominees for election to the board of directors.

     Under the bylaws of VERITAS, stockholder proposals (and nominations of directors) will not be considered at any annual meeting of VERITAS stockholders unless timely made. Stockholder proposals (and nominations of directors) are timely made only if delivered to VERITAS' principal executive offices at least 60 days, but not more than 90 days, before the first anniversary of the prior year's annual meeting of VERITAS stockholders. Notwithstanding the foregoing, if the annual meeting of VERITAS stockholders is more than 30 days before or more than 60 days after such anniversary date, stockholder proposals (and nominations for directors) are timely made only if they are delivered to VERITAS' principal executive offices at least 60 days, but not more than 90 days, prior to such annual meeting or 10 days following the date on which such annual meeting is first publicly announced. In addition, valid stockholder proposals (or nominations of directors) must contain detailed information regarding the proposal and, if nominations of directors are made, detailed information regarding nominees for election to the board of directors.

     In addition to the foregoing, under the VERITAS bylaws, if the size of VERITAS' board of directors is to be increased and VERITAS fails to publicly announce the board increase or the nominees for director on the increased board at least 70 days before the first anniversary of the preceding year's annual meeting of VERITAS stockholders (or, if such annual meeting is to be held more than 30 days before, or 60 days after, such anniversary date, at least 70 days before the date of such annual meeting), then stockholder nominations of directors for any new vacancies created by the increased board are timely made if delivered to VERITAS' principal executive offices no later than 10 days following the date on which the increase in the size of the board of directors is first publicly announced.

     The bylaws of VERITAS also provide that the only business that may be conducted at a special meeting of VERITAS stockholders is such business as is set forth in the notice of the special meeting, provided that, if a special meeting of VERITAS stockholders is validly called and the board of directors determines that directors will be elected at the special meeting, then stockholder nominations of directors for such election will be accepted, but only if timely made. Such nominations will be timely only if delivered to VERITAS' principal executive offices at least 60 days, but not more than 90 days, prior to such special meeting or no later than 10 days after the date on which such special meeting is announced.

  AMENDMENT OF CERTIFICATE OF INCORPORATION AND BYLAWS

     Under Seagate's certificate of incorporation, Seagate has reserved the right to amend, alter, change or repeal any provision of its certificate of incorporation in accordance with applicable provisions of the General Corporation Law of the State of Delaware, which generally require the affirmative vote of the holders of a majority of outstanding capital stock entitled to vote to approve an amendment to a certificate of incorporation. Under Seagate's certificate of incorporation, the board of directors of Seagate is authorized to make, alter, amend or repeal any bylaws of Seagate.

     Under VERITAS' certificate of incorporation, VERITAS has reserved the right to amend, alter, change or repeal any provision of its certificate of incorporation in accordance with applicable provisions of the General Corporation Law of the State of Delaware, which generally require the affirmative vote of the holders of a majority of outstanding capital stock entitled to vote to approve an amendment to a certificate of incorporation. However, the certificate of incorporation of VERITAS also requires the holders of at least two-thirds of the voting power of all outstanding capital stock of VERITAS entitled to vote generally in the election of directors, voting together as a single class, to adopt any provision which is inconsistent with the provisions of VERITAS' certificate of incorporation relating to directors, the ability of VERITAS' board of directors and stockholders to amend the bylaws of VERITAS, the prohibition on the ability of VERITAS stockholders to act by written consent, and amendments to VERITAS' certificate of incorporation. Under VERITAS' certificate of incorporation, the board of directors and the stockholders of VERITAS are authorized to make, alter, amend or repeal any bylaws of VERITAS. However, the certificate of incorporation also provides that the VERITAS stockholders may amend the bylaws only with the affirmative vote of the holders of two-thirds of the voting power of all outstanding capital stock of VERITAS entitled to vote for the election of directors generally, voting together as a single class.

  LIMITATION OF LIABILITY OF DIRECTORS

     The General Corporation Law of the State of Delaware permits a corporation to include a provision in its certificate of incorporation or bylaws enabling the corporation to limit or eliminate the personal liability of its directors to the corporation or its stockholders for damages arising out of a breach of the directors' fiduciary duties, subject to certain limitations.

     Under the certificate of incorporation of Seagate, the personal liability of Seagate's directors to Seagate and its stockholders, for monetary damages arising out of a breach of the directors' fiduciary duties as a director, has been expressly eliminated to the fullest extent permitted by the General Corporation Law of the State of Delaware.

     Under the certificate of incorporation of VERITAS, the personal liability of VERITAS' directors to VERITAS and its stockholders, for monetary damages arising out of a breach of the directors' fiduciary duties as a director, also has been expressly eliminated to the fullest extent permitted by the General Corporation Law of the State of Delaware. In addition, VERITAS' certificate of incorporation provides that if the General Corporation Law of the State of Delaware is amended to authorize the further elimination or limitation of the liability of a director, then the liability of VERITAS' directors will be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware as so amended.

     While these provisions provide the directors of Seagate and VERITAS with protection against awards for monetary damages arising out of a breach of fiduciary duties, they do not eliminate the duty itself. Accordingly, these provisions will have no effect on the availability of equitable remedies such as an injunction or rescission based upon a director's breach of his or her fiduciary duties.

  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The General Corporation Law of the State of Delaware permits a corporation to indemnify its directors, officers, employees and agents for any liability arising out of an action or threatened action, other than an action by or in the right of the corporation, to which such person is a party due to his or her service as a director, officer, employee or agent, provided that such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to any criminal action, which he or she had no reason to believe was unlawful. The General Corporation Law of the State of Delaware permits a corporation to indemnify its directors, officers, employees and agents for any liability arising out of an action or threatened action by or in the right of the corporation to which such person is a party due to his or her service as a director, officer, employee or agent, provided that such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that there may be no such indemnification if the person is found liable to the corporation unless, in such a case, the court determines that the person is entitled to indemnification.

     Under Seagate's bylaws, Seagate must indemnify any person who is or was a director, officer, employee or agent of Seagate for any expenses, judgments and fines actually incurred and amounts paid in settlement in connection with any third party action, suit or other proceeding (other than a suit by or in the right of Seagate) to the fullest extent permitted by the General Corporation Law of the State of Delaware. Under Seagate's bylaws, Seagate must also indemnify any person who is or was a director, officer, employee or agent of Seagate for expenses actually and reasonably incurred in connection with the defense or settlement of any action, suit or other proceeding by or in the right of Seagate to the fullest extent permitted by the General Corporation Law of the State of Delaware. In the later case, however, Seagate is not required to indemnify any person who is adjudicated to be liable to Seagate unless otherwise required by a court of competent jurisdiction. To the extent that Seagate is required to indemnify a person for expenses in accordance with the foregoing, Seagate's bylaws require Seagate to advance such expenses to a person entitled to indemnification during a proceeding if the person provides Seagate with an undertaking to repay such expenses if it is ultimately determined that the person is not entitled to indemnification under Seagate's bylaws. The indemnification provisions of Seagate's bylaws are not exclusive of any other rights that a person may have under any bylaws, agreements between Seagate and such person, or vote of Seagate stockholders or disinterested directors or otherwise.

     Under VERITAS' bylaws, VERITAS must indemnify any person who is or was a director or officer of VERITAS (or any predecessor of VERITAS) for any expenses, liabilities and losses reasonably incurred in connection with any action, suit or proceeding to the fullest extent permitted by the General Corporation Law of the State of Delaware. Notwithstanding the foregoing, VERITAS is required to indemnify the foregoing persons only if the actions taken by a person and giving rise to such action, suit or proceeding were authorized by VERITAS' board of directors. To the extent that VERITAS is required to indemnify a person for expenses in accordance with the foregoing, VERITAS is also required to advance expenses during a proceeding if the person provides VERITAS with an undertaking to repay such expenses if it is ultimately determined that such person is not entitled to indemnification under VERITAS' bylaws. Notwithstanding the foregoing, VERITAS is not required to advance expenses to any person against whom VERITAS brings a claim alleging that such person has breached his or her fiduciary duty of loyalty to VERITAS, committed an act or omission not in good faith or that involves intentional misconduct or a knowing violation of the law, or derived an improper personal benefit.

  DELAWARE ANTITAKEOVER LAWS

     Seagate and VERITAS are each subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware. Under certain circumstances, the provisions of Section 203 may make the consummation of various business transactions by "interested stockholders," as defined in
Section 203, with either Seagate or VERITAS more difficult for a three-year period following the time that a stockholder becomes an "interested stockholder." Under Section 203, a corporation may waive the protective provisions of Section 203 in its certificate of incorporation or bylaws. However, neither Seagate nor VERITAS has so waived the provisions of Section 203.

  STOCKHOLDER RIGHTS PLAN

     VERITAS has in place a stockholder rights plan. Under the plan, a person or an entity, or a group of persons or entities, become an "acquiring person" if, without prior approval of the VERITAS board, such person(s) acquire, or publicly announce an intent to acquire, 15% or more of VERITAS' outstanding common stock.

     Seagate does not have a stockholder rights plan.

                    ADDITIONAL INFORMATION REGARDING SEAGATE

     In addition to the financial information contained in this document, you can find additional information about Seagate in the reports, proxy and information statements and other documents filed by Seagate with the Securities and Exchange Commission. For more information on how you can obtain copies of these filings, see "Where You Can Find Additional Information" beginning on page 257 of this document.

                    ADDITIONAL INFORMATION REGARDING VERITAS

     In addition to the financial information contained in this document, you can find additional information about VERITAS in the reports, proxy and information statements and other documents filed by VERITAS with the Securities and Exchange Commission. For more information on how you can obtain copies of these filings, see "Where You Can Find Additional Information" beginning on page 257 of this document.

                          OTHER STOCKHOLDER PROPOSALS

PROPOSALS BY SEAGATE STOCKHOLDERS

     If the merger is consummated, there will be no public stockholders of Seagate and no public participation in any future meetings of stockholders of Seagate. However, if the merger is not consummated, Seagate's public stockholders will continue to be entitled to attend and participate in meetings of Seagate's stockholders.

     If the merger is not consummated, the next annual meeting of Seagate stockholders is expected to be held on or about December 20, 2000. In the event that the merger is not completed, any Seagate stockholder that wishes Seagate to consider a proposal for inclusion in its proxy statement for the 2000 annual meeting of Seagate stockholders must have delivered a copy of such proposal to the Secretary of Seagate at its principal executive offices located at 920 Disc Drive, Scotts Valley, California 95066 no later than May 28, 2000. If any Seagate stockholder intends to present a proposal at the 2000 annual meeting of Seagate stockholders, but does not intend to submit the proposal for inclusion in the Seagate proxy statement relating to the annual meeting, such stockholder must deliver a copy of the proposal to the Secretary of Seagate at its principal executive offices listed above no later than August 8, 2000. If, however, the date of the 2000 annual meeting of Seagate stockholders is more than 30 days before or after December 20, 2000, delivery of the proposal will be timely if received by Seagate not later than the close of business on the later of the 120th calendar day in advance of the 2000 annual meeting of Seagate stockholders or the 10th calendar day following the day Seagate publicly announces the date of the annual meeting. If Seagate does not receive the proposal within this time frame, Seagate's management will use its discretionary authority to vote the shares it represents by proxy as the board of directors may recommend.

PROPOSALS BY VERITAS STOCKHOLDERS

     The next annual meeting of VERITAS stockholders is expected to be held on or about May 11, 2001. Any VERITAS stockholder that wishes VERITAS to consider including a proposal in its proxy statement for its 2001 annual stockholders meeting must deliver a copy of such proposal to the Secretary of VERITAS at its principal executive offices at 1600 Plymouth Street, Mountain View, California 94043 no later than December 11, 2000.

     If any VERITAS stockholder intends to present a proposal at its 2001 annual stockholders meeting, but does not intend to have it included in VERITAS' proxy statement relating to this meeting, such stockholder must deliver a copy of the proposal to the Secretary of VERITAS at its principal executive offices listed above no later than March 11, 2001, and no earlier than February 9, 2001. If, however, the date of the 2001 annual stockholders meeting is more than 30 days before or more than 60 days after May 10, 2001, delivery of the proposal will be timely if received by VERITAS by the close of business not earlier than the 90th day prior to the 2001 annual stockholders meeting and by the later of the 60th day prior to this meeting or the 10th day following the day VERITAS publicly announces the date of this meeting. If VERITAS does not receive the proposal within this time frame, VERITAS management will use its discretionary authority to vote the shares it represents by proxy as the board of directors may recommend.

                                 LEGAL MATTERS

     The validity of the shares of VERITAS common stock to be issued in connection with the merger and offered by this document, and certain of the United States federal income tax consequences of the merger, will be passed upon by Willkie Farr & Gallagher, legal counsel to VERITAS. Certain of the United States federal income tax consequences of the merger will also be passed upon by Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to Seagate. Investment partnerships composed of members of and persons associated with Wilson Sonsini Goodrich & Rosati have committed to make investments in Silver Lake Partners in the amount of $5 million. These commitments were made substantially before Wilson Sonsini Goodrich & Rosati began advising Seagate regarding the transactions described herein.

                                    EXPERTS

     The consolidated financial statements of Seagate Technology, Inc. at June 30, 2000 and July 2, 1999, and for each of the three years in the period ended June 30, 2000 appearing herein, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein. Such consolidated financial statements are included herein and incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements and schedule of VERITAS Software Corporation at December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999 appearing herein, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein. Such consolidated financial statements and schedule are included herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     The combined financial statements of the Network & Storage Management Group at July 3, 1998 and June 27, 1997 and for each of the three years in the period ended July 3, 1998 appearing herein have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein. Such combined financial statements are included herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     The financial statements of TeleBackup at December 31, 1997 and 1998 and for the years in the three year period ended December 31, 1998 have been included in this document in reliance upon the report of KMPG LLP, independent chartered accountants, appearing elsewhere in this document, and upon the authority of that firm as experts in accounting and auditing.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     Seagate and VERITAS file reports, proxy and information statements and other information with the Securities and Exchange Commission. Copies of these reports, proxy and information statements and other information may be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at the following locations:

     Washington, D.C.           Chicago, Illinois           New York, New York
     Judiciary Plaza             Citicorp Center         Seven World Trade Center
        Room 1024            500 West Madison Street            13th Floor
  450 Fifth Street, N.W.            Suite 1400           New York, New York 10048
  Washington, D.C. 20549     Chicago, Illinois 60661

     Copies of these reports, proxy and information statements and other information can also be obtained by mail at prescribed rates from the Public Reference Section of the Securities and Exchange Commission located at 450 Fifth Street, N.W., Washington, D.C. 20549, or by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains a website, located at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding each of Seagate and VERITAS, including the reports, proxy and information statements and other information incorporated by reference herein as more fully described below.

     VERITAS has filed a registration statement under the Securities Act of 1933, as amended, with the Securities and Exchange Commission with respect to the shares of VERITAS common stock to be issued to Seagate stockholders in connection with the merger. This document constitutes the joint proxy statement/prospectus of VERITAS filed as part of the registration statement. This document, however, does not contain all of the information contained in the registration statement because certain parts have been omitted in accordance with the rules and regulations of the Securities and Exchange Commission. You may inspect and copy the registration statement at any of the Securities and Exchange Commission locations listed above.

     Seagate, VERITAS and Suez Acquisition Company have filed a Schedule 13E-3 under the Securities and Exchange Act of 1934, as amended, in connection with stock purchase and the merger. You may inspect and copy the Schedule 13E-3 at any of the Securities and Exchange Commission locations listed above.

                   ADDITIONAL DOCUMENTS AND OTHER INFORMATION
                           INCORPORATED BY REFERENCE

INCORPORATION BY REFERENCE OF CERTAIN SEAGATE REPORTS, PROXY AND INFORMATION STATEMENTS AND OTHER INFORMATION

     The rules and regulations of the Securities and Exchange Commission allow Seagate to incorporate into this document by reference certain reports, proxy and information statements and other information, which means that important information may be disclosed to you by Seagate by referring you to another report, proxy or information statement or other information filed separately by Seagate with the Securities and Exchange Commission. The reports, proxy and information statements and other information incorporated into this document by reference are deemed to be part of this document, except for any information superseded by information contained in, or incorporated by reference into, this document. This document hereby incorporates by reference the report listed below, which has been previously filed by Seagate with the Securities and Exchange Commission, provided that any reference to any claim of reliance on the Private Securities Litigation Reform Act's forward looking statement safe harbor contained in such document is excluded, and is not incorporated herein by reference. The following report contains information about Seagate and its financial condition, results of operations and business that are important to you, and we encourage you to read it carefully in connection with your review of this document.

     (1) Annual Report on Form 10-K, filed by Seagate with the Securities and Exchange Commission on August 23, 2000 to report results for its fiscal year ended June 30, 2000.

     (2) Current Report on Form 8-K, filed by Seagate with the Securities and Exchange Commission on October 18, 2000.

     Seagate is also incorporating by reference all additional reports, proxy and information statements and other information filed by Seagate with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, between the date of this document and the special meeting of stockholders of Seagate described herein.

     Seagate has supplied all information contained in or incorporated by reference in this document relating to Seagate, provided that any reference to any claim of reliance on the Private Securities Litigation Reform Act's forward looking statement safe harbor contained in any such document is excluded, and is not incorporated herein by reference.

     You may have been sent some of the reports, proxy and information statements and other information incorporated by reference in this document by Seagate, but you can also obtain any of them through the Securities and Exchange Commission at the locations described above, or through Seagate at the following address:

                            SEAGATE TECHNOLOGY, INC.
                                 920 Disc Drive
                        Scotts Valley, California 95066
                                 (831) 438-6550

     If you would like to request any reports, proxy and information statements or other information from Seagate, please do so by November 14, 2000 to receive them before the special meeting of stockholders of Seagate described herein.

INCORPORATION BY REFERENCE OF CERTAIN VERITAS REPORTS, PROXY AND INFORMATION STATEMENTS AND OTHER INFORMATION

     The rules and regulations of the Securities and Exchange Commission allow VERITAS to incorporate into this document by reference certain reports, proxy and information statements and other information, which means that important information may be disclosed to you by VERITAS by referring you to another report, proxy or information statement or other information filed separately by VERITAS with the Securities and Exchange Commission. The reports, proxy and information statements and other information incorporated into this document by reference are deemed to be part of this document, except for any information superseded by information contained in, or incorporated by reference into, this document. This document hereby incorporates by reference the reports, proxy and information statements and other information listed below, which have been previously filed by VERITAS with the Securities and Exchange Commission, provided that any reference to any claim of reliance on the Private Securities

Litigation Reform Act's forward looking statement safe harbor contained in any such document is excluded, and is not incorporated herein by reference. The following reports, proxy and information statements and other information contain information about VERITAS and its financial condition, results of operations and business that are important to you, and we encourage you to read them carefully in connection with your review of this document.

 (1) Description of VERITAS' common stock contained in Item 1 of Form 8-A, filed with the Securities and Exchange Commission on June 2, 1999 (which Item 1 refers to the section "Description of New VERITAS Capital Stock" contained in VERITAS' (formerly named "VERITAS Holding Corporation") Form S-4, filed with the Securities and Exchange Commission on April 16, 1999) and any amendments or reports filed for the purpose of updating such description.

 (2) Annual Report on Form 10-K, filed by VERITAS with the Securities and Exchange Commission on March 30, 2000, to report results for its fiscal year ended December 31, 1999.

 (3) Current Report on Form 8-K, filed by VERITAS with the Securities and Exchange Commission on January 28, 2000.

 (4) Current Report on Form 8-K, filed by VERITAS with the Securities and Exchange Commission on April 5, 2000.

 (5) Current Report on Form 8-K, filed by VERITAS with the Securities and Exchange Commission on April 20, 2000.

 (6) Quarterly Report on Form 10-Q, filed by VERITAS with the Securities and Exchange Commission on May 12, 2000, to report results for its fiscal quarter ended March 31, 2000.

 (7) Current Report on Form 8-K, filed by VERITAS with the Securities and Exchange Commission on May 18, 2000.

 (8) Current Report on Form 8-K, filed by VERITAS with the Securities and Exchange Commission on July 19, 2000.

 (9) Quarterly Report on Form 10-Q, filed by VERITAS with the Securities and Exchange Commission on August 11, 2000, to report results for its fiscal quarter ended June 30, 2000.

(10) Current Report on Form 8-K, filed by VERITAS with the Securities and Exchange Commission on October 13, 2000.

     VERITAS is also incorporating by reference all additional reports, proxy and information statements and other information filed by VERITAS with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, between the date of this joint proxy statement/prospectus and the special meeting of stockholders of VERITAS described herein, provided that any reference to any claim of reliance on the Private Securities Litigation Reform Act's forward looking statement safe harbor contained in any such report, proxy or information statement is excluded, and is not incorporated herein by reference.

     VERITAS has supplied all information contained in or incorporated by reference in this document relating to VERITAS.

     You may have been sent some of the reports, proxy and information statements and other information incorporated by reference in this document by VERITAS, but you can also obtain any of them through the Securities and Exchange Commission at the locations described above, or through VERITAS at the following address:

                          VERITAS SOFTWARE CORPORATION
                              1600 Plymouth Drive
                        Mountain View, California 94043
                                 (650) 335-8000

     If you would like to request any reports, proxy statements or other information from VERITAS, please do so by November 14, 2000 to receive them before the special meeting of stockholders of VERITAS described herein.

                   CAUTIONARY STATEMENT REGARDING INFORMATION
                           CONTAINED IN THIS DOCUMENT

     This document does not constitute an offer to sell, or a solicitation of an offer to purchase, the VERITAS common stock or the solicitation of a proxy in any jurisdiction to or from any person to whom or from whom it is unlawful to make the offer, solicitation of an offer or proxy solicitation in that jurisdiction. Neither the delivery of this document nor any distribution of securities means, under any circumstances, that there has been no change in the information set forth or incorporated in this document by reference or in the affairs of Seagate or VERITAS since the date of this document.

     The information contained in this document with respect to Suez Acquisition Company was provided by Suez Acquisition Company.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              -----
SEAGATE TECHNOLOGY, INC. -- Consolidated Financial
  Statements
     Report of Ernst & Young LLP, Independent Auditors......    F-3
     Consolidated Balance Sheets
       As of June 30, 2000 and July 2, 1999.................    F-4
     Consolidated Statements of Operations
       Years ended June 30, 2000, July 2, 1999, and July 3,
        1998................................................    F-5
     Consolidated Statements of Cash Flows
       Years ended June 30, 2000, July 2, 1999, and July 3,
        1998................................................    F-6
     Consolidated Statements of Stockholders' Equity
       Years ended June 30, 2000, July 2, 1999, and July 3,
        1998................................................    F-7
     Notes to Consolidated Financial Statements.............    F-8
VERITAS SOFTWARE CORPORATION -- CONSOLIDATED FINANCIAL
  STATEMENTS
     Report of Ernst & Young LLP, Independent Auditors......   F-56
     Consolidated Balance Sheets
       As of December 31, 1999 and 1998.....................   F-57
     Consolidated Statements of Operations
       Years Ended December 31, 1999, 1998 and 1997.........   F-58
     Consolidated Statements of Stockholders' Equity
       Years Ended December 31, 1999, 1998 and 1997.........   F-59
     Consolidated Statements of Cash Flows
       Years Ended December 31, 1999, 1998 and 1997.........   F-60
     Notes to Consolidated Financial Statements.............   F-61
     Schedule II -- Valuation and Qualifying Accounts.......   F-81
VERITAS SOFTWARE CORPORATION -- CONDENSED FINANCIAL STATEMENTS
  (UNAUDITED)
     Condensed Consolidated Balance Sheets as of June 30,
      2000..................................................   F-82
     Condensed Consolidated Statements of Operations for the
      Three Months and Six Months Ended June 30, 2000 and
      1999..................................................   F-83
     Condensed Consolidated Statements of Cash Flows for the
      Six Months Ended June 30, 2000 and 1999...............   F-84
     Notes to Condensed Consolidated Financial Statements...   F-85
NETWORK & STORAGE MANAGEMENT GROUP COMBINED FINANCIAL STATEMENTS
     Report of Ernst & Young LLP, Independent Auditors......   F-92
     Combined Balance Sheets
       As of June 27, 1997, July 3, 1998 and April 2, 1999
        (unaudited).........................................   F-93
     Combined Statements of Operations
       Years Ended June 28, 1996, June 27, 1997, July 3,
        1998, and Nine Months Ended April 3, 1998, and April
        2, 1999 (unaudited).................................   F-94
     Combined Statements of Cash Flows
       Years Ended June 28, 1996, June 27, 1997, July 3,
        1998, and Nine Months Ended April 3, 1998, and April
        2, 1999 (unaudited).................................   F-95
     Combined Statements of Group Equity
       Years Ended June 28, 1996, June 27, 1997, July 3,
        1998 and Nine Months Ended April 2, 1999
        (unaudited).........................................   F-96
     Notes to Combined Financial Statements.................   F-97
TELEBACKUP SYSTEMS INC.
     Auditors' Report to the Directors......................  F-128

                                                              PAGE
                                                              -----
     Balance Sheets
       As of December 31, 1997 and 1998 and March 31, 1999
        (unaudited).........................................  F-129
     Statements of Operations and Deficit
       Years Ended December 31, 1996, 1997 and 1998 and
        Three Months Ended March 31, 1998 and 1999
        (unaudited).........................................  F-130
     Statements of Changes in Financial Position
       Years Ended December 31, 1996, 1997 and 1998 and
        Three Months Ended March 31, 1998 and 1999
        (unaudited).........................................  F-131
     Notes to Financial Statements..........................  F-132

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Seagate Technology, Inc.

     We have audited the accompanying consolidated balance sheets of Seagate Technology, Inc. as of June 30, 2000 and July 2, 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended June 30, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Seagate Technology, Inc. at June 30, 2000 and July 2, 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2000, in conformity with accounting standards generally accepted in the United States.

                                          /s/ Ernst & Young LLP

San Jose, California
July 12, 2000

                               SEAGATE TECHNOLOGY

                          CONSOLIDATED BALANCE SHEETS
                        (IN MILLIONS, EXCEPT SHARE DATA)

                                                              JUNE 30,    JULY 2,
                                                                2000       1999
                                                              --------    -------
ASSETS
Cash and cash equivalents...................................   $  875     $  396
Short-term investments......................................    1,140      1,227
Accounts receivable, net....................................      678        872
Inventories.................................................      430        451
Deferred income taxes.......................................      219        252
Other current assets........................................      167        114
                                                               ------     ------
  Total Current Assets......................................    3,509      3,312
                                                               ------     ------
Property, equipment and leasehold improvements, net.........    1,608      1,687
Investment in VERITAS Software, net.........................    1,122      1,745
Goodwill and other intangibles, net.........................      353        144
Other assets................................................      575        184
                                                               ------     ------
  Total Assets..............................................   $7,167     $7,072
                                                               ======     ======
LIABILITIES
Accounts payable............................................   $  707     $  714
Accrued employee compensation...............................      195        205
Accrued expenses............................................      365        414
Accrued warranty............................................      129        163
Accrued income taxes........................................       81         43
Current portion of long-term debt...........................        1          1
                                                               ------     ------
  Total Current Liabilities.................................    1,478      1,540
                                                               ------     ------
Deferred income taxes.......................................    1,020      1,103
Accrued warranty............................................      109        126
Other liabilities...........................................       10         37
Long-term debt, less current portion........................      703        703
                                                               ------     ------
  Total Liabilities.........................................    3,320      3,509
                                                               ------     ------
Commitments and Contingencies
STOCKHOLDERS' EQUITY
Preferred stock, $.01 par value -- 1,000,000 shares
  authorized; none issued or outstanding....................       --         --
Common stock, $.01 par value -- 600,000,000 shares
  authorized; shares issued -- 251,890,019 in 2000 and
  1999......................................................        3          3
Additional paid-in capital..................................    1,960      1,991
Retained earnings...........................................    2,539      2,355
Accumulated other comprehensive income (loss)...............       86         (7)
Deferred compensation.......................................      (33)       (43)
Treasury common stock at cost; 22,638,025 shares in 2000 and
  23,172,130 shares in 1999.................................     (708)      (736)
                                                               ------     ------
  Total Stockholders' Equity................................    3,847      3,563
                                                               ------     ------
  Total Liabilities and Stockholders' Equity................   $7,167     $7,072
                                                               ======     ======

See notes to consolidated financial statements.

                               SEAGATE TECHNOLOGY

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                      (IN MILLIONS, EXCEPT PER SHARE DATA)

                                                             FOR THE YEARS ENDED
                                                         ----------------------------
                                                         JUNE 30,   JULY 2,   JULY 3,
                                                           2000      1999      1998
                                                         --------   -------   -------
Revenue................................................   $6,448    $6,802    $6,819
Cost of sales..........................................    5,194     5,250     5,830
Product development....................................      587       581       585
Marketing and administrative...........................      515       534       502
Amortization of goodwill and other intangibles.........       51        39        40
In-process research and development....................      105         2       223
Restructuring..........................................      207        60       347
Unusual items..........................................      350        78       (22)
                                                          ------    ------    ------
  Total Operating Expenses.............................    7,009     6,544     7,505
                                                          ------    ------    ------
  Income (Loss) from Operations........................     (561)      258      (686)
Interest income........................................      101       102        98
Interest expense.......................................      (52)      (48)      (51)
Gain on contribution of NSMG to VERITAS, net...........       --     1,670        --
Activity related to equity interest in VERITAS.........     (326)     (119)       --
Gain on sale of VERITAS stock..........................      537        --        --
Gain on sale of SanDisk stock..........................      679        --        --
Gain on exchange of certain investments in equity
  securities...........................................      231        --        --
Other, net.............................................       --        10       (65)
                                                          ------    ------    ------
  Other Income (Expense), net..........................    1,170     1,615       (18)
Income (loss) before income taxes......................      609     1,873      (704)
Benefit (provision) for income taxes...................     (299)     (697)      174
                                                          ------    ------    ------
  Net Income (Loss)....................................   $  310    $1,176    $ (530)
                                                          ======    ======    ======
Net income (loss) per share:*
  Basic................................................   $ 1.41    $ 4.99    $(2.20)
  Diluted..............................................     1.35      4.54     (2.20)
Number of shares used in per share computations:*
  Basic................................................    219.4     235.8     241.3
  Diluted..............................................    229.5     242.5     241.3

-------------------------
* See (1) in Net Income Per Share note, of notes to consolidated financial statements.

See notes to consolidated financial statements.

                               SEAGATE TECHNOLOGY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN MILLIONS)

                                                            FOR THE YEARS ENDED
                                                       ------------------------------
                                                       JUNE 30,    JULY 2,    JULY 3,
                                                         2000       1999       1998
                                                       --------    -------    -------
OPERATING ACTIVITIES
Net income (loss)....................................  $   310     $ 1,176    $  (530)
Adjustments to reconcile net income (loss) to net
  cash provided by operating activities:
     Depreciation and amortization...................      693         696        664
     Deferred income taxes...........................     (121)        661        (33)
     In-process research and development.............      105           2        223
     Non-cash portion of restructuring charge........      109          35        203
     Gain on contribution of NSMG to VERITAS, net....       --      (1,670)        --
     Activity related to equity interest in
       VERITAS.......................................      326         119         --
     Gain on sale of VERITAS stock...................     (537)         --         --
     Gain on sale of SanDisk stock...................     (679)         --         --
     Gain on exchange of certain investments in
       equity securities.............................     (231)         --         --
     Compensation expense related to SSI exchange
       offer.........................................      284          --         --
     Other, net......................................       55          36         41
  Changes in operating assets and liabilities:
     Accounts receivable.............................      190        (114)       242
     Inventories.....................................      (15)         29        213
     Accounts payable................................      (54)        104       (278)
     Accrued expenses, employee compensation and
       warranty......................................     (222)       (124)      (262)
     Accrued income taxes............................     (154)         52        (37)
     Other assets and liabilities....................       14         198         54
                                                       -------     -------    -------
  Net cash provided by operating activities..........       73       1,200        500
INVESTING ACTIVITIES
Acquisition of property, equipment and leasehold
  improvements.......................................     (580)       (603)      (709)
Purchases of short-term investments..................   (3,352)     (6,596)    (4,810)
Maturities and sales of short-term investments.......    3,429       6,519      4,889
Proceeds from sale of VERITAS stock..................      834          --         --
Proceeds from sale of SanDisk stock..................      680          --         --
Acquisitions of businesses, net of cash acquired.....       --          --       (204)
Other, net...........................................      (18)        (26)       (14)
                                                       -------     -------    -------
  Net cash provided by (used in) investing
     activities......................................      993        (706)      (848)
FINANCING ACTIVITIES
Sale of common stock.................................      191          98         67
Purchase of treasury stock...........................     (776)       (859)      (105)
Other, net...........................................       --          --         (1)
                                                       -------     -------    -------
  Net cash used in financing activities..............     (585)       (761)       (39)
Effect of exchange rate changes on cash and cash
  equivalents........................................       (2)         (3)         6
                                                       -------     -------    -------
  Increase (decrease) in cash and cash equivalents...      479        (270)      (381)
Cash and cash equivalents at the beginning of the
  year...............................................      396         666      1,047
                                                       -------     -------    -------
Cash and cash equivalents at the end of the year.....  $   875     $   396    $   666
                                                       =======     =======    =======

See notes to consolidated financial statements.

                               SEAGATE TECHNOLOGY

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN MILLIONS)

        FOR THE YEARS ENDED            COMMON STOCK     ADDITIONAL               ACCUMULATED                    TREASURY
       JUNE 30, 2000, JULY 2,         ---------------    PAID-IN     RETAINED   OTHER COMPRE-      DEFERRED      COMMON
       1999, AND JULY 3, 1998         SHARES   AMOUNT    CAPITAL     EARNINGS   HENSIVE INCOME   COMPENSATION    STOCK     TOTAL
       ----------------------         ------   ------   ----------   --------   --------------   ------------   --------   ------
Balance at June 27, 1997............   252       $3       $1,903      $1,946         $--             $(57)       $(319)    $3,476
Comprehensive income
  Net loss..........................                                    (530)                                                (530)
  Unrealized gain on marketable
    securities......................                                                   1                                        1
  Foreign currency translation......                                                  (1)                                      (1)
                                                                                                                           ------
  Comprehensive income (loss).......                                                                                         (530)
Purchase of treasury stock at
  cost..............................                                                                              (105)      (105)
Stock options exercised and employee
  stock purchase plan...............                                     (98)                                      166         68
Issuance of restricted stock, net of
  cancellations.....................                           6         (20)                          (6)          20         --
Amortization of deferred
  compensation......................                                                                    8                       8
Income tax benefit from stock
  options exercised.................                          12                                                               12
Other stock-based compensation......                           8                                                                8
                                       ---       --       ------      ------         ---             ----        -----     ------
Balance at July 3, 1998.............   252        3        1,929       1,298          --              (55)        (238)     2,937
Comprehensive income
  Net income........................                                   1,176                                                1,176
  Unrealized gain on marketable
    securities......................                                                  (6)                                      (6)
  Foreign currency translation......                                                  (1)                                      (1)
                                                                                                                           ------
  Comprehensive income..............                                                                                        1,169
Purchase of treasury stock at
  cost..............................                                                                              (859)      (859)
Stock options exercised and employee
  stock purchase plan...............                                    (106)                                      204         98
Issuance of restricted stock, net of
  cancellations.....................                          (2)         (6)                           2            6         --
Amortization of deferred
  compensation......................                                                                   10                      10
Income tax benefit from stock
  options exercised.................                          26                                                               26
Other stock-based compensation......                          38          (7)                                      151        182
                                       ---       --       ------      ------         ---             ----        -----     ------
Balance at July 2, 1999.............   252        3        1,991       2,355          (7)             (43)        (736)     3,563
Comprehensive income................
  Net income........................                                     310                                                  310
  Unrealized gain on marketable
    securities......................                                                  93                                       93
                                                                                                                           ------
  Comprehensive income..............                                                                                          403
Purchase of treasury stock at
  cost..............................                                                                              (776)      (776)
Stock options exercised and employee
  stock purchase plan...............                          (5)        (62)                                      258        191
Exchange of SSI stock for SEG
  stock.............................                        (249)        (64)                                      324         11
Acquisition of XIOtech..............                         137                                                   222        359
Issuance of restricted stock, net of
  cancellations.....................                          (4)                                       4                      --
Amortization of deferred
  compensation......................                                                                    6                       6
Compensation expense related to
  employee separations..............                          28                                                               28
Income tax benefit from stock
  options exercised.................                          57                                                               57
Other stock-based compensation......                           5                                                                5
                                       ---       --       ------      ------         ---             ----        -----     ------
Balance at June 30, 2000............   252       $3       $1,960      $2,539         $86             $(33)       $(708)    $3,847
                                       ===       ==       ======      ======         ===             ====        =====     ======

See notes to consolidated financial statements.

                               SEAGATE TECHNOLOGY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Nature of Operations -- Seagate Technology, Inc. (the "Company" or "Seagate") designs, manufactures and markets products for storage, retrieval and management of data on computer and data communications systems. The Company has three operating segments, disc drives, software and tape drives, however, only the disc drive and software businesses are reportable segments under the criteria of SFAS No. 131. The Company sells its products to original equipment manufacturers ("OEM") for inclusion in their computer systems or subsystems, and to distributors who typically sell to small OEMs, dealers, system integrators and other resellers.

     Accounting Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates.

     The actual results with regard to warranty expenditures could have a material unfavorable impact on the Company if the actual rate of unit failure or the cost to repair a unit is greater than what the Company has used in estimating the warranty expense accrual.

     The actual results with regard to restructuring charges could have a material unfavorable impact on the Company if the actual expenditures to implement the restructuring plan are greater than what the Company estimated when establishing the restructuring accrual.

     Given the volatility of the markets in which the Company participates, the Company makes adjustments to the value of inventory based on estimates of potentially excess and obsolete inventory after considering forecasted demand and forecasted average selling prices. However, forecasts are subject to revisions, cancellations, and rescheduling. Actual demand will inevitably differ from such anticipated demand, and such differences may have a material effect on the financial statements.

     Basis of Consolidation -- The consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries after eliminations. Total outstanding minority interests are not material for any period presented.

     The Company operates and reports financial results on a fiscal year of 52 or 53 weeks ending on the Friday closest to June 30. Accordingly, fiscal 2000 ended on June 30, 2000, fiscal 1999 ended on July 2, 1999, and fiscal 1998 ended on July 3, 1998. Fiscal year 2000 comprised 52 weeks, fiscal year 1999 comprised 52 weeks and fiscal year 1998 comprised 53 weeks. All references to years in these notes to consolidated financial statements represent fiscal years unless otherwise noted.

     Reclassifications -- Certain amounts in prior year financial statements and notes thereto have been reclassified to conform to current year presentation.

     Foreign Currency Translation -- The U.S. dollar is the functional currency for most of the Company's foreign operations. Gains and losses on the translation into U.S. dollars of amounts denominated in foreign currencies are included in net income for those operations

                               SEAGATE TECHNOLOGY
whose functional currency is the U.S. dollar and as a separate component of stockholders' equity for those operations whose functional currency is the local currency.

     Derivative Financial Instruments -- Seagate transacts business in various foreign countries. Its primary currency cash flows are in emerging market countries in Asia and in certain European countries. During 1998 and 1997, Seagate employed a foreign currency hedging program utilizing foreign currency forward exchange contracts and purchased currency options to hedge local currency cash flows for payroll, inventory, other operating expenditures and fixed asset purchases in Singapore, Thailand, Malaysia and Northern Ireland. These local currency cash flows were designated as either firm commitments or as anticipated transactions depending upon the contractual or legal nature of local currency commitments in Singapore, Thailand, Malaysia and Northern Ireland. Anticipated transactions were hedged with purchased currency options and with foreign currency forward exchange contracts; firm commitments were hedged with foreign currency forward exchange contracts.

     The Company may enter into foreign currency forward exchange and option contracts to manage exposure related to certain foreign currency commitments, certain foreign currency denominated balance sheet positions and anticipated foreign currency denominated expenditures. The Company does not enter into derivative financial instruments for trading purposes. Foreign currency forward exchange contracts designated and effective as hedges of firm commitments and option contracts designated and effective as hedges of firm commitments or anticipated transactions are treated as hedges for accounting purposes. Gains and losses related to qualified accounting hedges of firm commitments or anticipated transactions are deferred and are recognized in income or as adjustments to the carrying amounts when the hedged transaction occurs. All other foreign currency forward exchange contracts are marked-to-market and unrealized gains and losses are included in current period net income as a component of other income (expense).

     Premiums on foreign currency option contracts used to hedge firm commitments and anticipated transactions are amortized on a straight-line basis over the life of the contract. Forward points on foreign currency forward exchange contracts which qualify as hedges of firm commitments are recognized in income as adjustments to the carrying amount when the hedged transaction occurs.

     The Company may, from time to time, adjust its foreign currency hedging position by taking out additional contracts or by terminating or offsetting existing foreign currency forward exchange and option contracts. These adjustments may result from changes in the Company's underlying foreign currency exposures or from fundamental shifts in the economics of particular exchange rates, as occurred in the first and second quarters of fiscal 1998 with respect to the Thai baht, Malaysian ringgit and Singapore dollar. For foreign currency forward exchange and option contracts qualifying as accounting hedges, gains or losses on terminated contracts and offsetting contracts are deferred and are recognized in income as adjustments to the carrying amount of the hedged item in the period the hedged transaction occurs. For foreign currency forward exchange and option contracts not qualifying as accounting hedges, gains and losses on terminated contracts, or on contracts that are offset, are recognized in income in the period of contract termination or offset.

                               SEAGATE TECHNOLOGY

     Revenue Recognition and Product Warranty -- Revenue from sales of products is recognized when persuasive evidence of an arrangement exists including a fixed price to the buyer, delivery has occurred, and collectibility is reasonably assured. Estimated product returns are provided for in accordance with SFAS 48. The Company warrants its products against defects in design, materials and workmanship generally for two to five years depending upon the capacity category of the disc drive, with the higher capacity products being warranted for the longer periods. A provision for estimated future costs relating to warranty expense is recorded when revenue is recorded.

     The Company's software revenue is primarily derived from the sale of product licenses, software maintenance, technical support, training and consulting. During the first quarter of fiscal 1999, the Company began recognizing license revenue in accordance with the American Institute of Certified Public Accountant's Statement of Position 97-2, "Software Revenue Recognition." Revenue from software license agreements is primarily recognized at the time of product delivery, provided that fees are fixed or determinable, evidence of an arrangement exists, collectibility is probable and the Company has vendor-specific objective evidence of fair value. Revenue from resellers, including VARs, OEMs and distributors, are primarily recognized at the time of product delivery to the reseller. The Company's policy is to defer such revenue if resale contingencies exist. Some of the factors that are considered to determine the existence of such contingencies include payment terms, collectibility and past history with the customer. Product returns are reserved for in accordance with SFAS 48. Such returns are estimated based on historical return rates. The Company considers other factors such as fixed and determinable fees, resale contingencies, arms length contract terms and the ability to reasonably estimate returns to ensure compliance with SFAS 48. Service revenue from customer maintenance fees for ongoing customer support and product updates is recognized ratably over the maintenance term, which is typically 12 months. Service revenue from training and consulting is recognized when such services are performed.

     In December 1998, the AICPA issued SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions. SOP 98-9 amends SOP 97-2 Software Revenue Recognition to require recognition of revenue using the "residual method" when certain criteria are met. The Company implemented the provisions of SOP 98-9 during its fiscal year ending June 30, 2000. The adoption of this pronouncement did not have a material impact on the Company's financial statements and results of operations.

     Inventory -- Inventories are valued at the lower of standard cost (which approximates actual cost using the first-in, first-out method) or market. Market value is based upon an estimated average selling price reduced by normal gross margins.

     Property, Equipment, and Leasehold Improvements -- Land, equipment, buildings and leasehold improvements are stated at cost. Equipment and buildings are depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated life of the asset or the remaining term of the lease.

     Advertising Expense -- The cost of advertising is expensed as incurred. Advertising costs were $21 million, $56 million and $68 million in 2000, 1999 and 1998, respectively.

                               SEAGATE TECHNOLOGY

     Stock-Based Compensation -- The Company accounts for employee stock-based compensation under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APBO 25") and related interpretations. Pro forma net income and net income per share are disclosures required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") and are included in the Stock-Based Benefit
Plans - Pro Forma Information note to the consolidated financial statements.

     Impact of Recently Issued Accounting Standards -- Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") is effective for all fiscal quarters beginning after June 15, 2000 and will be adopted by the Company in its fiscal year 2001. This statement establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that derivatives be recognized in the balance sheet at fair value and specifies the accounting for changes in fair value. The Company is still assessing the impact of the adoption of SFAS 133 on its financial statements and related results.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 provides guidance on the recognition, presentation and disclosure of revenue in financial statements. All registrants are expected to apply the accounting and disclosures described in SAB 101. The Company is still assessing the impact of SAB 101 on its consolidated results of operations, financial position and cash flows. The Company is required to adopt SAB 101 in the fourth quarter of fiscal 2001, retroactive to the beginning of the year.

     In March 2000, the Financial Accounting Standards Board issued FASB Interpretation No. 44 ("FIN 44"), "Accounting for Certain Transactions Involving Stock Compensation -- an Interpretation of APB Opinion No. 25." FIN 44 clarifies the application of APB Opinion No. 25 and, among other issues, clarifies the following: the definition of an employee for purposes of applying APB Opinion No. 25; the criteria for determining whether a plan qualifies as a noncompensatory plan; the accounting consequence of various modifications to the terms of the previously fixed stock options or awards; and the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 1, 2000. The Company is still assessing the impact of FIN 44 on its consolidated results of operations, financial position, and cash flows.

     Cash, Cash Equivalents and Short-Term Investments -- The Company considers all highly liquid investments with a remaining maturity of 90 days or less at the time of purchase to be cash equivalents. Cash equivalents are carried at cost, which approximates fair value. The Company's short-term investments primarily comprise readily marketable debt securities with remaining maturities of more than 90 days at the time of purchase. The Company has classified its entire investment portfolio as available-for-sale. Available-for-sale securities are classified as cash equivalents or short-term investments and are stated at fair value with unrealized gains and losses included in accumulated other comprehensive income which is a component of stockholders' equity. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion are included in interest income. Realized gains and losses are included in other income (expense). The cost of securities sold is based on the specific identification method.

                               SEAGATE TECHNOLOGY

     Equity Investments -- The Company enters into certain equity investments for the promotion of business and strategic objectives, and typically does not attempt to reduce or eliminate the inherent market risks on these investments. Both marketable and non-marketable investments are included in other assets. A substantial majority of the Company's marketable investments are classified as available-for-sale as of the balance sheet date and are reported at fair value, with unrealized gains and losses, net of tax, recorded in stockholders' equity. The cost of securities sold is based on the specific identification method. Realized gains or losses and declines in value, if any, judged to be other than temporary on available-for-sale securities are reported in other income or expense. Non-marketable investments are recorded at cost.

     Concentration of Credit Risk -- The Company's customer base for disc drive products is concentrated with a small number of systems manufacturers and distributors. Financial instruments which potentially subject the Company to concentrations of credit risk are primarily accounts receivable, cash equivalents and short-term investments. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. The allowance for noncollection of accounts receivable is based upon the expected collectibility of all accounts receivable. The Company places its cash equivalents and short-term investments in investment grade, short-term debt instruments and limits the amount of credit exposure to any one commercial issuer.

     Supplier Concentration -- Certain of the raw materials used by the Company in the manufacture of its products are available from a limited number of suppliers. Shortages could occur in these essential materials due to an interruption of supply or increased demand in the industry. For example, all of the Company's disc drive products require ASIC chips which are produced by a limited number of manufacturers. During the fourth quarter of fiscal 2000 the Company experienced shortages and delays with regards to receipt of such chips and expects similar delays and shortages to continue in fiscal 2001. If the Company were unable to procure certain of such materials, it would be required to reduce its manufacturing operations which could have a material adverse effect upon its results of operations.

                               SEAGATE TECHNOLOGY

FINANCIAL INSTRUMENTS

     The following is a summary of the fair value of available-for-sale securities at June 30, 2000:

                                  AMORTIZED        GROSS             GROSS
                                    COST      UNREALIZED GAIN   UNREALIZED LOSS   FAIR VALUE
                                  ---------   ---------------   ---------------   ----------
                                                        (IN MILLIONS)
Money market mutual funds.......   $  266          $ --              $  --          $  266
U.S. government and agency
  obligations...................      323            --                 (6)            317
Repurchase agreements...........       16            --                 --              16
Auction rate preferred stock....      374            --                 --             374
Municipal bonds.................        1            --                 --               1
Corporate securities............      733            --                 (2)            731
Mortgage-backed and asset-backed
  securities....................      218            --                 (4)            214
Euro/Yankee time deposits.......       12            --                 --              12
                                   ------          ----              -----          ------
Subtotal........................    1,943            --                (12)          1,931
Marketable equity securities*...      334           471               (376)            429
                                   ------          ----              -----          ------
Total available-for-sale
  securities....................   $2,277          $471              $(388)         $2,360
                                   ======          ====              =====          ======
Included in other assets........                                                    $  429
Included in cash and cash
  equivalents...................                                                       791
Included in short-term
  investments...................                                                     1,140
                                                                                    ------
                                                                                    $2,360
                                                                                    ======

-------------------------
* No such similar amounts were recorded in fiscal 1999.

                               SEAGATE TECHNOLOGY

     The following is a summary of the fair value of available-for-sale securities at
July 2, 1999:

                                           AMORTIZED         GROSS
                                             COST       UNREALIZED LOSS    FAIR VALUE
                                           ---------    ---------------    ----------
                                                         (IN MILLIONS)
Money market mutual funds................   $   74            $--            $   74
U.S. government and agency obligations...      314             (4)              310
Repurchase agreements....................       --             --                --
Auction rate preferred stock.............      222             --               222
Municipal bonds..........................      109             --               109
Corporate securities.....................      515             (1)              514
Mortgage-backed and asset-backed
  securities.............................      302             (2)              300
Euro/Yankee time deposits................       48             --                48
                                            ------            ---            ------
                                            $1,584            $(7)           $1,577
                                            ======            ===            ======
Included in cash and cash equivalents....                                    $  350
Included in short-term investments.......                                     1,227
                                                                             ------
                                                                             $1,577
                                                                             ======

     The fair value of the Company's investment in debt securities, by contractual maturity, is as follows:

                                                       JUNE 30, 2000    JULY 2, 1999
                                                       -------------    ------------
                                                               (IN MILLIONS)
Due in less than 1 year..............................     $  939           $  486
Due in 1 to 3 years..................................        352              794
                                                          ------           ------
                                                          $1,291           $1,280
                                                          ======           ======

     Fair Value Disclosures -- The carrying value of cash and cash equivalents approximates fair value. The fair values of short-term investments, notes, debentures (see Long-Term Debt and Lines of Credit footnote) and foreign currency forward exchange and option contracts are estimated based on quoted market prices.

     The carrying values and fair values of the Company's financial instruments are as follows:

                                          JUNE 30, 2000              JULY 2, 1999
                                      ----------------------    ----------------------
                                      CARRYING    ESTIMATED     CARRYING    ESTIMATED
                                       AMOUNT     FAIR VALUE     AMOUNT     FAIR VALUE
                                      --------    ----------    --------    ----------
                                                       (IN MILLIONS)
Cash equivalents....................   $  791       $  791       $  350       $  350
Short-term investments..............    1,140        1,140        1,227        1,227
Marketable equity securities........      429          429           --           --
7.125% senior notes, due 2004.......     (200)        (187)        (200)        (194)
7.37% senior notes, due 2007........     (200)        (180)        (200)        (189)
7.45% senior debentures, due 2037...     (200)        (177)        (200)        (188)
7.875% senior debentures, due
  2017..............................     (100)         (85)        (100)         (92)

                               SEAGATE TECHNOLOGY

     Derivative Financial Instruments -- The Company may enter into foreign currency forward exchange and option contracts to manage exposure related to certain foreign currency commitments, certain foreign currency denominated balance sheet positions and anticipated foreign currency denominated expenditures. The Company does not enter into derivative financial instruments for trading purposes. Based on uncertainty in the Southeast Asian foreign currency markets, beginning in the second quarter of 1998 the Company temporarily suspended its hedging program. At July 3, 1998, the Company had effectively closed out all of its foreign currency forward exchange contracts by purchasing offsetting contracts. As of June 30, 2000, the Company had no outstanding foreign currency forward exchange or purchased currency option contracts.

     Net foreign currency transaction gains and losses included in the determination of net income (loss) were a gain of $1 million for fiscal 2000 and losses of $1 million and $252 million for fiscal 1999, and fiscal 1998, respectively. The Company transacts business in various foreign countries. Its primary foreign currency cash flows are in emerging market countries in Asia and in certain European countries. During fiscal 1998, the Company employed a foreign currency hedging program utilizing foreign currency forward exchange contracts and purchased currency options to hedge local currency cash flows for payroll, inventory, other operating expenditures and fixed asset purchases in Singapore, Thailand and Malaysia. During fiscal 1998 the Singapore dollar, Thai baht, and Malaysian ringgit declined in value relative to the U.S. dollar. The transaction loss of $252 million for fiscal 1998 primarily included losses incurred on closing out these foreign currency forward exchange contracts.

ACCOUNTS RECEIVABLE

     Accounts receivable are summarized below:

                                                              2000     1999
                                                              -----    -----
                                                              (IN MILLIONS)
Accounts receivable.........................................  $752     $925
Less allowance for noncollection............................   (74)     (53)
                                                              ----     ----
                                                              $678     $872
                                                              ====     ====

INVENTORIES

     Inventories are summarized below:

                                                              2000     1999
                                                              -----    -----
                                                              (IN MILLIONS)
Components..................................................  $142     $143
Work-in-process.............................................    51       54
Finished goods..............................................   237      254
                                                              ----     ----
                                                              $430     $451
                                                              ====     ====

                               SEAGATE TECHNOLOGY

PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

     Property, equipment and leasehold improvements consisted of the following:

                                       ESTIMATED USEFUL LIFE      2000       1999
                                       ----------------------    -------    -------
                                                                   (IN MILLIONS)
Land.................................                            $    48    $    40
Equipment............................               3-4 years      2,472      2,365
Building and leasehold
  improvements.......................  Life of lease-30 years        982        932
Construction in progress.............                                252        196
                                                                 -------    -------
                                                                   3,754      3,533
Less accumulated depreciation and
  amortization.......................                             (2,146)    (1,846)
                                                                 -------    -------
                                                                 $ 1,608    $ 1,687
                                                                 =======    =======

     Equipment and leasehold improvements include assets under capitalized leases. Amortization of leasehold improvements is included in depreciation expense. Depreciation expense was $597 million, $574 million and $549 million in 2000, 1999 and 1998, respectively.

GOODWILL AND OTHER INTANGIBLES

     Goodwill represents the excess of the purchase price of acquired companies over the estimated fair value of the tangible and specifically identified intangible net assets acquired. Other intangible assets consist of trademarks, assembled workforces, distribution networks, developed technology, and customer bases related to acquisitions accounted for by the purchase method. Amortization of purchased intangibles, other than acquired developed technology, is provided on the straight-line basis over the respective useful lives of the assets ranging from 36 to 60 months for trademarks, 24 to 48 months for assembled workforces and distribution networks, and 12 to 36 months for customer bases. In-process research and development without alternative future use is expensed when acquired.

     In accordance with SFAS 121, the carrying value of other intangibles and related goodwill is reviewed if the facts and circumstances suggest that they may be permanently impaired. If this review indicates these assets' carrying value will not be recoverable, as determined based on the undiscounted net cash flows of the entity acquired over the remaining amortization period, the Company's carrying value is reduced to its estimated fair value, first by reducing goodwill, and second by reducing long-term assets and other intangibles (generally based on an estimate of discounted future net cash flows). Goodwill and other intangibles are being amortized on a straight-line basis over periods ranging from two to fifteen years. Accumulated amortization was $205 million and $177 million as of June 30, 2000 and July 2, 1999, respectively.

DEVELOPED TECHNOLOGY

     The Company applies Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed" ("SFAS 86"), to software technologies developed internally, acquired in business acquisitions, and purchased.

                               SEAGATE TECHNOLOGY

     Internal development costs are included in research and development and are expensed as incurred. SFAS 86 requires the capitalization of certain internal development costs once technological feasibility is established, which based on the Company's development process generally occurs upon the completion of a working model. As the time period between the completion of a working model and the general availability of software has been short, capitalization of internal development costs has not been material to date. As of June 30, 2000 there are no capitalized internal development costs remaining on the Company's balance sheet. Capitalized costs are amortized based on the greater of the straight-line basis over the estimated product life or the ratio of current revenue to the total of current and anticipated future revenue.

     Purchased developed technology is amortized based on the greater of the straight-line basis over the estimated useful life (30 to 48 months) or the ratio of current revenue to the total of current and anticipated future revenue. The recoverability of the carrying value of purchased developed technology is reviewed periodically. The carrying value of developed technology is compared to the estimated future gross revenue from that product reduced by the estimated future costs of completing and disposing of that product, including the costs of performing maintenance and customer support (net undiscounted cash flows) and to the extent that the carrying value exceeds the undiscounted cash flows the difference is written off.

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 provides guidance on capitalization of the costs incurred for computer software developed or obtained for internal use. It also provides guidance for determining whether computer software is internal-use software and on accounting for the proceeds of computer software originally developed or obtained for internal use and then subsequently sold to the public. SOP 98-1 was adopted by the Company in fiscal 2000 and the adoption of this statement did not have a material impact on its financial statements.

LONG-TERM DEBT AND LINES OF CREDIT

     Long-term debt consisted of the following:

                                                              2000     1999
                                                              -----    -----
                                                              (IN MILLIONS)
7.125% senior notes, due 2004...............................  $200     $200
7.37% senior notes, due 2007................................   200      200
7.45% senior debentures, due 2037...........................   200      200
7.875% senior debentures, due 2017..........................   100      100
Capitalized lease obligations with interest at 14% to 19.25%
  collateralized by certain manufacturing equipment and
  buildings.................................................     4        4
                                                              ----     ----
                                                               704      704
Less current portion........................................     1        1
                                                              ----     ----
                                                              $703     $703
                                                              ====     ====

                               SEAGATE TECHNOLOGY

     At June 30, 2000, future minimum principal payments on long-term debt and capital lease obligations were as follows:

                                             (IN MILLIONS)
                                             -------------
2001.......................................      $  1
2002.......................................         1
2003.......................................         1
2004.......................................       201
2005.......................................        --
After 2005.................................       500
                                                 ----
                                                 $704
                                                 ====

     The Company's 7.125% senior notes due 2004, 7.37% senior notes due 2007 and 7.875% senior debentures due 2017 are redeemable at the option of the Company at any time, at a redemption price equal to the greater of (i) 100% of their principal amount plus accrued interest or (ii) the sum of the present values of the remaining scheduled payments of principal and interest discounted to the date of redemption at a discount rate (the "discount rate") as set forth in the indenture governing the notes and debentures plus 10 basis points. The Company's 7.45% senior debentures due 2037 are redeemable at the option of the Company at any time, at a redemption price equal to the greater of (i) 100% of their principal amount plus accrued interest, (ii) the sum of the present values of the remaining scheduled payments of principal and interest discounted to the date of redemption at the discount rate plus 10 basis points, calculated as if the principal amount were payable in full on March 1, 2009, or (iii) the sum of the present values of the remaining scheduled payments of principal and interest discounted to the date of redemption at the discount rate plus 10 basis points. In addition, the Company's 7.45% senior debentures due 2037 will be redeemable on March 1, 2009, at the option of the holders thereof, at 100% of their principal amount, together with interest payable to the date of redemption. The Company's 7.125% senior notes due 2004, 7.37% senior notes due 2007 and 7.875% senior debentures due 2017 will not be redeemable at the option of the holders thereof prior to maturity. These securities were issued in February 1997 in an offering registered under the Securities Act of 1933, as amended.

     As of June 30, 2000, the Company had committed lines of credit of $86 million that can be used for standby letters of credit or bankers' guarantees. At June 30, 2000, $57 million of these lines of credit were utilized. In addition, the Company has a $300 million credit facility that can be used for borrowings. As of June 30, 2000, this facility was unutilized.

                               SEAGATE TECHNOLOGY

NET INCOME PER SHARE

     The following table sets forth the computation of basic and diluted net income (loss) per share.

                                                             FOR THE YEARS ENDED
                                                    --------------------------------------
                                                     JUNE 30,       JULY 2,       JULY 3,
                                                       2000          1999          1998
                                                    ----------     ---------     ---------
                                                     (IN MILLIONS, EXCEPT PER SHARE DATA)
Basic Net Income (Loss) Per Share Computation
Numerator:
  Net income (loss)...............................    $  310         $1,176        $ (530)
                                                      ------         ------        ------
Denominator:
  Weighted average number of common shares
     outstanding during the period(1).............     219.4          235.8         241.3
                                                      ------         ------        ------
Basic net income (loss) per share(1)..............    $ 1.41         $ 4.99        $(2.20)
                                                      ======         ======        ======
Diluted Net Income (Loss) Per Share Computation
Numerator:
  Net income (loss)...............................    $  310         $1,176        $ (530)
  Adjustment to net income for dilutive effect of
     subsidiary Seagate Software, Inc.'s
     outstanding stock options....................        --            (75)           --
                                                      ------         ------        ------
          Total...................................    $  310         $1,101        $ (530)
                                                      ------         ------        ------
Denominator:
  Weighted average number of common shares
     outstanding during the period(1).............     219.4          235.8         241.3
  Incremental common shares attributable to
     exercise of outstanding options (assuming
     proceeds would be used to purchase treasury
     stock and restricted stock outstanding)(1)...      10.1            6.7            --
                                                      ------         ------        ------
          Total(1)................................     229.5          242.5         241.3
                                                      ------         ------        ------
Diluted net income (loss) per share(1)............    $ 1.35         $ 4.54        $(2.20)
                                                      ======         ======        ======

-------------------------
(1) Prior to fiscal 2000, weighted average outstanding shares used to compute basic net income (loss) per share have been amended to exclude the effects of restricted shares outstanding. The result of doing so was to increase basic net income per share in fiscal 1999 by $0.05 and basic net loss per share in 1998 by $(0.03). Prior to fiscal 2000, diluted net income (loss) per share has been amended to include the incremental effects of restricted shares using the modified treasury stock method. The result of doing so was to increase diluted net income per share in fiscal 1999 by $0.01 and diluted net loss per share in fiscal 1998 by $(0.03).

     Options to purchase 1.3 million, 6.2 million, and 9.7 million shares of common stock were outstanding during fiscal 2000, 1999, and 1998, respectively, but were not included in the computation of diluted net income per share because the options' exercise price was greater than the average market price of the common shares and, therefore, the effect would be antidilutive.

                               SEAGATE TECHNOLOGY

COMPENSATION

     Tax-Deferred Savings Plan

     The Company has a tax-deferred savings plan, the Seagate Technology, Inc. Savings and Investment Plan ("the 40l(k) plan"), for the benefit of qualified employees. The 40l(k) plan is designed to provide employees with an accumulation of funds at retirement. Qualified employees may elect to make contributions to the 401(k) plan on a monthly basis. The Company may make annual contributions to the 401(k) plan at the discretion of the Board of Directors. During the fiscal years ended June 30, 2000 and July 2, 1999, the Company made contributions totaling approximately $14 million to the 401(k) plan in each year. No material contributions were made by the Company during fiscal year 1998.

     Stock-Based Benefit Plans

     Stock Option Plans -- Options granted under the Company's stock option plans are granted at fair market value, expire ten years from the date of the grant and generally vest in four equal annual installments, commencing one year from the date of the grant.

     Following is a summary of stock option activity for the three years ended June 30, 2000:

                                                           OPTIONS OUTSTANDING
                                                      -----------------------------
                                                       NUMBER      WEIGHTED AVERAGE
                                                      OF SHARES     EXERCISE PRICE
                                                      ---------    ----------------
                                                          (SHARES IN MILLIONS)
Balance June 27, 1997...............................     22.0           $22.92
Granted.............................................     18.3            27.10
Exercised...........................................     (2.4)           13.34
Canceled............................................    (11.9)           32.62
                                                        -----
Balance July 3, 1998................................     26.0            22.30
Granted.............................................     14.1            23.98
Exercised...........................................     (4.3)           15.15
Canceled............................................     (1.9)           25.49
                                                        -----
Balance July 2, 1999................................     33.9            23.73
Granted.............................................      8.3            30.97
Exercised...........................................     (7.3)           21.48
Canceled............................................     (2.0)           26.12
                                                        -----
Balance June 30, 2000...............................     32.9           $25.80
                                                        =====

     In fiscal 1998, the Company offered to all optionees below the level of Senior Vice President, who held options with an exercise price higher than the prevailing fair market value of the Company's common stock the right to exchange their options for new options exercisable at such fair market value. In connection with this transaction, 8.4 million options were exchanged. The number of options shown as granted and canceled in the above table reflects this exchange of options. Such options had a weighted average exercise price before repricing of $34.20 and the new options were granted at a weighted average price of $24.45.

                               SEAGATE TECHNOLOGY

     Options available for grant were 13.0 million at June 30, 2000; 5.0 million at July 2, 1999; and 13.6 million at July 3, 1998. On October 30, 1997, the stockholders approved an amendment to the 1991 Incentive Stock Option Plan to increase the number of shares of common stock reserved for issuance thereunder by 15 million.

     The following table summarizes information about options outstanding at June 30, 2000.

                                     OUTSTANDING OPTIONS                    EXERCISABLE OPTIONS
                       -----------------------------------------------   --------------------------
                                   WEIGHTED AVERAGE                                     WEIGHTED
      RANGE OF          NUMBER     CONTRACTUAL LIFE   WEIGHTED AVERAGE    NUMBER        AVERAGE
   EXERCISE PRICES     OF SHARES      (IN YEARS)       EXERCISE PRICE    OF SHARES   EXERCISE PRICE
   ---------------     ---------   ----------------   ----------------   ---------   --------------
                                                   (SHARES IN MILLIONS)
$  .00 - $ 6.38           0.7            4.01              $ 4.33           0.6          $ 4.86
  6.63 -  20.38           5.8            7.02               18.16           1.6           12.17
 20.50 -  28.94          19.9            7.71               27.74           8.1           24.42
 29.00 -  47.75           5.9            8.28               35.71           1.8           35.38
 47.88 -  71.75           0.6            9.61               62.31            --           51.47
                         ----            ----              ------          ----          ------
$  .00 - $71.75          32.9            7.64              $25.78          12.1          $23.57

     On March 4, 1998, the Board of Directors approved the adoption of the 1998 Nonstatutory Stock Option Plan and the reservation of 3.5 million shares of common stock for issuance thereunder.

     Executive Stock Plan -- The Company has an Executive Stock Plan under which senior executives of the Company are granted the right to purchase shares of the Company's common stock at $.01 per share. The difference between the fair market value of the shares on the measurement date and the exercise price is recorded as deferred compensation and is charged to operations over the vesting period of four to seven years. The Company has the right to repurchase the restricted stock from an executive upon his or her voluntary or involuntary termination of employment with the Company for any reason at the same price paid by the executive. If an executive voluntarily resigns at or above age 65, the Company may release from the repurchase option, or if his or her employment terminates as a result of death, disability, termination by the Company other than for cause or constructive termination within the two-year period following a change of control, the Company will release from the repurchase option a pro rata number of shares based on the number of months that have passed since the grant date divided by the

                               SEAGATE TECHNOLOGY
number of months in the vesting period. The following is a summary of restricted stock activity under the Executive Stock Plan for the three years ended June 30, 2000:

                                                RESTRICTED SHARES OUTSTANDING
                                                -----------------------------
                                                    (SHARES IN THOUSANDS)
Balance June 27, 1997.........................              2,185
  Granted.....................................                454
  Repurchased.................................               (254)
  Released from restrictions..................                (44)
                                                            -----
Balance July 3, 1998..........................              2,341
  Granted.....................................                145
  Repurchased.................................               (216)
  Released from restrictions..................               (357)
                                                            -----
Balance July 2, 1999..........................              1,913
  Granted.....................................                 30
  Repurchased.................................               (135)
  Released from restrictions..................                (53)
                                                            -----
Balance June 30, 2000.........................              1,755
                                                            =====

     At June 30, 2000, 291,000 shares were available for future grants. In addition, the Company has a Restricted Stock Plan which also has a deferred compensation component. Under this plan the deferred compensation is amortized over a period of seven years. There are two employees remaining in the plan and no shares are available for future grant. The aggregate amount charged to operations for amortization of deferred compensation under both plans was $6 million, $10 million, and $8 million in 2000, 1999 and 1998, respectively.

     Stock Purchase Plan -- The Company also maintains an Employee Stock Purchase Plan. A total of 19,600,000 shares of common stock have been authorized for issuance under the Purchase Plan. The Purchase Plan permits eligible employees who have completed thirty days of employment prior to the inception of the offering period to purchase common stock through payroll deductions generally at the lower of 85% of the fair market value of the common stock at the beginning or at the end of each six-month offering period. Under the plan, 1,515,000; 1,604,000; and 1,348,000 shares of common stock were issued from treasury shares in fiscal 2000, 1999, and 1998, respectively.

     Common stock reserved for future issuance under the Company's Employee Stock Purchase Plan aggregated 4,307,000 shares at June 30, 2000.

     Treasury Shares -- During fiscal 2000, 1999, and 1998, the Company repurchased 25 million, 27 million, and 4 million shares of common stock at an average price of $30.76, $31.82, and $28.31 per share, respectively.

     Pro Forma Information -- The Company has elected to follow APBO 25 and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS 123 requires use of option valuation models that were not developed for use in valuing employee stock options. Under

                               SEAGATE TECHNOLOGY

APBO 25, the Company generally recognized no compensation expense with respect to such options.

     Pro forma information regarding net income and earnings per share is required by SFAS 123 for stock options granted after June 30, 1995 as if the Company had accounted for its stock options under the fair value method of SFAS
123. The fair value of the Company's stock options was estimated using a Black-Scholes option valuation model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, the Black-Scholes model requires the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's stock options granted to employees have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options granted to employees.

     The fair value of the Company's stock options granted to employees was estimated assuming no expected dividends and the following weighted average assumptions:

                                                            2000    1999    1998
                                                            ----    ----    ----
Stock Option Plan Shares
  Expected life (in years)................................  3.9     3.8     3.2
  Risk-free interest rate.................................  6.0%    5.3%    5.5%
  Volatility..............................................  .60     .56     .45
Employee Stock Purchase Plan Shares
  Expected life (in years)................................   .5      .5      .6
  Risk-free interest rate.................................  5.9%    4.6%    5.5%
  Volatility..............................................  .78     .68     .63

The weighted average fair value of stock options granted under the Company's Stock Option Plans was $16.66, $11.09, and $10.05 per share in 2000, 1999, and 1998, respectively. The weighted average fair value of shares granted under the Company's Employee Stock Purchase Plan was $11.47, $10.18, and $12.03 per share in fiscal 2000, 1999, and 1998, respectively. The weighted average purchase price of shares granted under the Company's Employee Stock Purchase Plan was $23.38, $22.72, and $26.99 per share in 2000, 1999, and 1998, respectively.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized over the options' vesting period (for stock options) and the six month purchase period for stock purchases under the Stock Purchase Plan. The Company's pro forma information follows:

                                                      2000          1999           1998
                                                    --------      ---------      ---------
                                                     (IN MILLIONS, EXCEPT PER SHARE DATA)
Pro forma net income (loss).......................   $ 217         $1,018         $ (600)
Pro forma basic net income (loss) per share.......    0.99           4.64          (2.49)
Pro forma diluted net income (loss) per share.....    0.96           4.29          (2.49)

     The effects on pro forma disclosures of applying SFAS 123 are not likely to be representative of the effects on pro forma disclosures of future years. Because SFAS 123 is

                               SEAGATE TECHNOLOGY
applicable only to options granted subsequent to June 30, 1995, the pro forma effect was not fully reflected in fiscal years prior to 1999.

     Post-Retirement Health Care Plan

     In fiscal 2000, the Company adopted a post-retirement health care plan which offers medical coverage to eligible U.S. retirees and their eligible dependents. Substantially all U.S. employees become eligible for these benefits after 15 years of service and attaining age 60 and older.

     The following table provides a reconciliation of the changes in the post-retirement health care plan's benefit obligation and a statement of the funded status as of June 30, 2000 (in millions):

Change in Benefit Obligation
Benefit obligation at beginning of year.....................  $ --
Service cost................................................     4
Amortization of unrecognized prior service cost.............     2
                                                              ----
Benefit obligation at end of year...........................  $  6
                                                              ====
Funded Status of the Plan
Fair value of plan assets at end of year....................  $ --
Unrecognized prior service cost.............................   (22)
Accrued benefit liability recognized in the balance sheet at
  June 30, 2000.............................................    (6)
                                                              ----
Accrued benefit cost........................................  $(28)
                                                              ====

     Net periodic benefit cost for the year ended June 30, 2000 was as follows (in millions):

Service cost................................................  $ 2
Interest cost...............................................    2
Amortization of prior service cost..........................    2
                                                              ---
Net periodic benefit cost...................................  $ 6
                                                              ===

     Weighted-Average Actuarial Assumptions

     A discount rate of 7.0% was used in the determination of the accumulated benefit obligation.

     The Company's future medical benefit costs were estimated to increase at an annual rate of 10% during 2000, decreasing to an annual growth rate of 5% in 2010 and thereafter. The Company's cost is capped at 200% of the fiscal 1999 employer cost and, therefore, will not be subject to medical trends after the capped cost is attained. A 1% change in these annual trend rates would not have a significant impact on the accumulated post-retirement benefit obligation at June 30, 2000, or 2000 benefit expense. Claims are paid as incurred.

                               SEAGATE TECHNOLOGY

INCOME TAXES

     The provision for (benefit from) income taxes consisted of the following:

                                                         2000    1999    1998
                                                         ----    ----    -----
                                                             (IN MILLIONS)
Current Tax Expense (Benefit)
  Federal..............................................  $367    $ 20    $(157)
  State................................................    50       1       --
  Foreign..............................................     3      15       16
                                                         ----    ----    -----
                                                          420      36     (141)
                                                         ----    ----    -----
Deferred Tax Expense (Benefit)
  Federal..............................................  (121)    573      (19)
  State................................................    --      86      (20)
  Foreign..............................................    --       2        6
                                                         ----    ----    -----
                                                         (121)    661      (33)
                                                         ----    ----    -----
Provision for (Benefit from) Income Taxes..............  $299    $697    $(174)
                                                         ====    ====    =====

     The income tax benefit related to the exercise of stock options reduces taxes currently payable and is credited to additional paid-in capital. Such amounts approximated $57 million, $26 million, and $12 million for fiscal 2000, 1999, and 1998, respectively.

     Income (loss) before income taxes consisted of the following:

                                                        2000     1999     1998
                                                        ----    ------    -----
                                                             (IN MILLIONS)
Domestic..............................................  $526    $1,547    $(778)
Foreign...............................................    83       326       74
                                                        ----    ------    -----
                                                        $609    $1,873    $(704)
                                                        ====    ======    =====

                               SEAGATE TECHNOLOGY

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's deferred tax assets and liabilities were as follows:

                                                             JUNE 30,    JULY 2,
                                                               2000       1999
                                                             --------    -------
                                                                (IN MILLIONS)
DEFERRED TAX ASSETS
Accrued warranty...........................................  $    97     $   114
Inventory valuation accounts...............................       35          31
Receivable reserves........................................       26          28
Accrued compensation and benefits..........................       45          31
Depreciation...............................................       20          32
Restructuring reserves.....................................       27          17
Other reserves and accruals................................       28          42
Acquisition related items..................................       32          38
Net operating loss and tax credit carry-forwards...........        5          69
Other assets...............................................       13           3
                                                             -------     -------
          Total Deferred Tax Assets........................      328         405
Valuation allowance........................................      (38)        (56)
                                                             -------     -------
          Net Deferred Tax Assets..........................      290         349
                                                             -------     -------
DEFERRED TAX LIABILITIES
Unremitted income of foreign subsidiaries..................     (543)       (558)
Acquisition related items..................................     (170)        (14)
Deferred gain on VERITAS...................................     (378)       (615)
Other liabilities..........................................       --         (13)
                                                             -------     -------
          Total Deferred Tax Liabilities...................   (1,091)     (1,200)
                                                             -------     -------
          Net Deferred Tax Liabilities.....................  $  (801)    $  (851)
                                                             =======     =======
AS REPORTED ON THE BALANCE SHEET
Deferred Income Tax Assets.................................  $   219     $   252
Deferred Income Tax Liabilities............................   (1,020)     (1,103)
                                                             -------     -------
          Net Deferred Tax Liability.......................  $  (801)    $  (851)
                                                             =======     =======

     The valuation allowance has been provided for deferred tax assets related to certain foreign net operating loss carry-forwards, foreign tax credit carry-forwards and future tax benefits associated with the acquisition of certain software companies. The valuation allowance decreased by $18 million and $26 million in 2000 and 1999, respectively, and increased by $25 million in 1998.

     The Company, as of June 30, 2000, has foreign net operating loss carry-forwards of approximately $5 million.

                               SEAGATE TECHNOLOGY

     The differences between the provision for (benefit from) income taxes at the U.S. statutory rate and the effective rate are summarized as follows:

                                                         2000    1999    1998
                                                         ----    ----    -----
                                                             (IN MILLIONS)
Provision (benefit) at U.S. statutory rate.............  $213    $656    $(246)
State income tax provision (benefit), net of federal
  income tax benefit...................................    33      72      (15)
Benefit from net earnings of foreign subsidiaries
  considered to be permanently invested in non-U.S.
  operations...........................................    --     (68)      --
Write-off of in-process research and development.......    37      21       75
Compensation expense SSI exchange offer................    62      --       --
VERITAS................................................    (6)    (10)      --
Valuation reserve......................................   (18)     17       25
Use of R&D credit carryforwards........................   (17)     --       --
Other individually immaterial items....................    (5)      9      (13)
                                                         ----    ----    -----
Provision for (benefit from) income taxes..............  $299    $697    $(174)
                                                         ====    ====    =====

     A substantial portion of the Company's Asia Pacific manufacturing operations in Singapore, Thailand, Malaysia and China operate under various tax holidays which expire in whole or in part during fiscal years 2001 through 2010. Certain tax holidays may be extended if specific conditions are met. The tax holidays had no impact on net income in 2000. The net impact of these tax holidays was to increase net income by approximately $35 million ($.14 per share, diluted) in 1999. The tax holidays had no impact on the net loss in 1998. Cumulative undistributed earnings of the Company's Asia Pacific subsidiaries for which no income taxes have been provided aggregated approximately $1.634 billion at June 30, 2000. These earnings are considered to be permanently invested in non-U.S. operations. Additional federal and state taxes of approximately $585 million would have to be provided if these earnings were repatriated to the U.S.

     During fiscal 2000, the Company settled a number of the disputed tax matters reflected in the statutory notices of deficiencies dated June 27, 1997 and June 12, 1998 that were received from the Internal Revenue Service relative to Seagate Technology, Inc.'s taxable years 1991 through 1993 and Conner Peripherals, Inc.'s taxable years 1991 and 1992, respectively. The Company believes that it has meritorious defenses against the remaining asserted deficiencies and that the likely outcome of a re-determination of these asserted deficiencies by the United States Tax Court will not result in an additional provision for income taxes.

     Certain of the Company's foreign and state tax returns for various fiscal years are under examination by taxing authorities. The Company believes that adequate amounts of tax have been provided for any final assessments which may result from these examinations.

BUSINESS COMBINATIONS

     The Company has a history of business combinations and during the three most recent fiscal years these included the acquisition of XIOtech Corporation in fiscal 2000,

                               SEAGATE TECHNOLOGY
the contribution of NSMG to VERITAS in fiscal 1999, and the acquisition of Quinta Corporation and Eastman Storage Software Management Group in fiscal 1998. In connection with certain business combinations, the Company has recognized significant write-offs of in-process research and development. The completion of the underlying in-process projects acquired within each business combination was the most significant and uncertain assumption utilized in the valuation of the in-process research and development. Such uncertainties could give rise to unforseen budget over runs and/or revenue shortfalls in the event that the Company is unable to successfully complete a certain R&D project. The Company is primarily responsible for estimating the fair value of the purchased R&D in all business combinations accounted for under the purchase method. The nature of research and development projects acquired, the estimated time and costs to complete the projects and significant risks associated with the projects are described below.

     Valuation Methodology

     In accordance with the provisions of APB Opinion 16, all identifiable assets, including identifiable intangible assets, were assigned a portion of the cost of the acquired enterprise (purchase price) on the basis of their respective fair values. This included the portion of the purchase price properly attributed to incomplete research and development projects expensed according to the requirements of Interpretation 4 of SFAS No. 2.

     Valuation of acquired intangible assets. Intangible assets were identified through (i) analysis of the acquisition agreement, (ii) consideration of the Company's intentions for future use of the acquired assets, and (iii) analysis of data available concerning XIOtech's, Quinta's and Eastman's (collectively referred to as the "Targets") products, technologies, markets, historical financial performance, estimates of future performance and the assumptions underlying those estimates. The economic and competitive environment in which the Company and the Targets operate was also considered in the valuation analysis.

     To determine the value of in-process research and development, the Company considered, among other factors, the state of development of each project, the time and cost needed to complete each project, expected income, associated risks which included the inherent difficulties and uncertainties in completing each project and thereby achieving technological feasibility and risks related to the viability of and potential changes to future target markets. This analysis resulted in amounts assigned to in-process research and development for projects that had not yet reached technological feasibility and which did not have alternative future uses. The Income Approach, which includes analysis of markets, cash flows, and risks associated with achieving such cash flows, was the primary technique utilized in valuing each in-process research and development project. The underlying in-process projects acquired were the most significant and uncertain assumptions utilized in the valuation analysis of in-process research and development projects.

     To determine the value of developed technologies, the expected future cash flows of existing product technologies were evaluated, taking into account risks related to the characteristics and applications of each product, existing and future markets and assessments of the life cycle stage of each product. Based on this analysis, the existing technologies that had reached technological feasibility were capitalized.

                               SEAGATE TECHNOLOGY

     To determine the value of the distribution networks and customer bases, Seagate, considered, among other factors, the size of the current and potential future customer bases, the quality of existing relationships with customers, the historical costs to develop customer relationships, the expected income and associated risks. Associated risks included the inherent difficulties and uncertainties in transitioning the business relationships from the acquired entity to Seagate and risks related to the viability of and potential changes to future target markets.

     To determine the value of trademarks, the Company considered, among other factors, the assumption that in lieu of ownership of a trademark, Seagate would be willing to pay a royalty in order to exploit the related benefits of such trademark.

     To determine the value of assembled workforces, the Company considered, among other factors, the costs to replace existing employees including search costs, interview costs and training costs.

     Goodwill is determined based on the residual difference between the amount paid and the values assigned to identified tangible and intangible assets. If the values assigned to identified tangible and intangible assets exceed the amounts paid, including the effect of deferred taxes, the values assigned to long-term assets were reduced proportionately.

     The underlying in-process projects acquired within each acquisition was the most significant and uncertain assumption utilized in the valuation analysis. Such uncertainties could give rise to unforeseen budget over runs and/or revenue shortfalls in the event that the Company is unable to successfully complete a certain research and development project. Seagate management recognizes that the Company is primarily responsible for estimating the fair value of the purchased research and development in all acquisitions accounted for under the purchase method.

     The following details specific information about significant acquisitions including related assumptions used in the purchase price allocation.

ACQUISITION OF XIOTECH CORPORATION:

     In January 2000, the Company acquired XIOtech, for 8,031,804 shares of Seagate common stock, issued from treasury shares, and options with a combined fair value of $359 million. XIOtech designs, manufactures and markets a centralized data storage system. This system is based on an exclusive set of sophisticated data management and data movement tools. It offers storage virtualization, multi-node server clustering, and zero backup window solutions. The main component of the system is MAGNITUDE, a fully implemented storage area network ("SAN"). MAGNITUDE is sold in a cabinet containing software-based architecture that allows the incorporation of all of the components of a SAN in one centralized configuration.

     XIOtech also designs, develops and produces software, namely the REDI suite of software, which runs MAGNITUDE's software based architecture. The REDI software suite is application specific and gives customers the capability of better managing their data. XIOtech is currently developing the next generation technologies for both products, named Thunderbolt and REDI 7.0, respectively.

                               SEAGATE TECHNOLOGY

     At the time of completing the XIOtech acquisition, the Company estimated the cost to complete both Thunderbolt and REDI 7.0 at approximately $1 million. The anticipated release date for the Thunderbolt is the first half of fiscal 2001 and for the REDI 7.0 is in the third quarter of fiscal 2001.

     Assumptions used in estimating the fair value of intangible assets:

     Revenue

     Future revenue estimates were generated for the following technologies: (i) MAGNITUDE, (ii) REDI, (iii) Thunderbolt, the next generation development of MAGNITUDE and (iv) REDI 7.0, the next generation development of REDI. Aggregate revenue was estimated to be approximately $47.6 million in fiscal 2000 and to increase to approximately $230 million for fiscal year 2001 when the in-process projects were expected to be complete and shipping. Revenue was estimated to increase to approximately $650 million and $1,060 million in fiscal years 2002 and 2003, respectively. Estimated revenues decreased 29% in fiscal 2004 to $750 million. The estimated revenue growth is consistent with the introduction of new technology. Revenue estimates were based on (i) aggregate revenue growth rates for the business as a whole, (ii) individual product revenue, (iii) growth rates for the storage management software market, (iv) the aggregate size of the storage management software market, (v) anticipated product development and introduction schedules, (vi) product sales cycles, and (vii) the estimated life of a product's underlying technology.

     Operating expenses

     Estimated operating expenses used in the valuation analysis of XIOtech included (i) cost of goods sold, (ii) general and administrative expense, (iii) selling and marketing expense, and (iv) research and development expense. In developing future expense estimates, an evaluation of Seagate and XIOtech's overall business model, specific product results, including both historical and expected direct expense levels (as appropriate), and an assessment of general industry metrics was conducted.

     Cost of goods sold. Estimated cost of goods sold, expressed as a percentage of revenue, for the developed and in-process technologies ranged from approximately 46% to 55%.

     General and administrative ("G&A") expense. Estimated G&A expense, expressed as a percentage of revenue, for the developed and in-process technologies ranged from 5% in fiscal 2000 to less than 1% in fiscal 2004 declining as production levels and related revenue increased and thus efficiencies in production are assumed to be attained.

     Selling and marketing ("S&M") expense. Estimated S&M expense, expressed as a percentage of revenue, for the developed and in-process technologies ranged from 20% in fiscal 2001 to a sustainable 15% in fiscal 2002 and beyond. For fiscal 2000, however, when the Thunderbolt and REDI 7.0 technology was estimated to become commercially available, S&M expense was estimated to be 45% due to the relatively low revenue expectation in the initial commercialization period.

                               SEAGATE TECHNOLOGY

     Research and development ("R&D") expense. Estimated R&D expense consists of the costs associated with activities undertaken to correct errors or keep products updated with current information (also referred to as "maintenance" R&D). Maintenance R&D includes all activities undertaken after a product is available for general release to customers to correct errors or keep the product updated with current information. These activities include routine changes and additions. The maintenance R&D expense was estimated to be 2% of revenue for the developed and in-process technologies in fiscal 2000 and 3% throughout the remainder of the estimation period.

     In addition, as of the date of the acquisition, Seagate's management and XIOtech's management anticipated the costs to complete the in-process technologies at approximately $0.95 million.

     Effective tax rate

     The effective tax rate utilized in the analysis of the in-process technologies was 40%, which reflects the Company's combined federal and state statutory income tax rates, exclusive of non-recurring charges at the time of the acquisition and estimated for future years.

     Discount rate

     The discount rates selected for XIOtech's developed and in-process technologies was 16% and 23%, respectively. In the selection of the appropriate discount rates, consideration was given to the Weighted Average Cost of Capital ("WACC") of approximately 16% at the date of acquisition. The discount rate utilized for the in-process technology was determined to be higher than Seagate's WACC due to the fact that the technology had not yet reached technological feasibility as of the date of valuation. In utilizing a discount rate greater than the Company's WACC, management has reflected the risk premium associated with achieving the forecasted cash flows associated with these projects.

     As a result of this acquisition, the Company incurred a one-time write-off of in-process research and development of approximately $105 million. This acquisition was accounted for as a purchase and, accordingly, the results of operations of Quinta have been included in the Company's consolidated financial statements from the date of acquisition.

     The following is a summary of the purchase price allocation (in millions):

Tangible assets less liabilities assumed....................  $ 12
Developed technology........................................    37
Tradenames..................................................     5
Assembled workforce.........................................     2
Customer list...............................................     2
In-process research and development.........................   105
Goodwill....................................................   214
Deferred tax liability......................................   (18)
                                                              ----
                                                              $359
                                                              ====

                               SEAGATE TECHNOLOGY

ACQUISITION OF QUINTA CORPORATION:

     In April and June 1997, the Company invested an aggregate of $20 million to acquire approximately ten percent (10%) of the outstanding stock of Quinta Corporation ("Quinta"), a developer of ultra-high capacity disc drive technologies, including a new optically-assisted Winchester ("OAW") technology. In August 1997, the Company completed the acquisition of Quinta. Pursuant to the purchase agreement with Quinta, the shareholders of Quinta, other than Seagate, received cash payments aggregating $230 million upon the closing of the acquisition and were eligible to receive additional cash payments aggregating $96 million upon the achievement of certain product development and early production milestones. Of the $96 million, $19 million was charged to operations in fiscal 1998. Of the $19 million charged to operations, $5 million was paid in fiscal 1998. In July 1998, the Company and Quinta amended the purchase agreement to eliminate the product development and early production milestones and provide that the former shareholders of Quinta will be eligible to receive the remaining $77 million and the $14 million that had been accrued but unpaid in fiscal 1998. In the first quarter of fiscal 1999, the Company recorded a charge to operations for the remaining $77 million.

     Quinta's research and development project revolves around an OAW technology. OAW refers to Quinta's newly designed recording technology that, upon completion, would be implemented into Winchester hard disk drives. OAW combines traditional magnetic recording technology with Winchester hard disc drives and optical recording capabilities; optical recording technology enables greater data storage capacity. By integrating advanced optical features along with a highly fine and sophisticated tracking and delivery system within the head design, OAW would multiply the real density of disc drives.

     Through August 8, 1997, the acquisition date, Quinta had demonstrated significant achievements in developing its technology. However, further technological milestones were required before technological feasibility could be achieved. Quinta's development process consists of the following development milestones: (i) route light (optical fiber), (ii) flying head use, (iii) recording media, (iv) mirror creation and demonstration (two stage servo), (v) complete assembly, (vi) form factor containment, (vii) design verification test,
(viii) customer qualification, and (ix) delivery.

Assumptions used in estimating the fair value of intangible assets:

     Revenue

     Future revenue estimates were generated for the following product that the OAW technology would be utilized in: (i) fixed drives, (ii) removable drive,
(iii) fixed/ removable drives, and (iv) cartridges. No revenue was expected through fiscal 1998 since the underlying technology was anticipated not to be technologically feasible until fiscal 1999. Revenue was estimated to be approximately $26.6 million in fiscal 1999 and to increase to approximately $212 million for fiscal year 2000 when the in-process project was expected to be complete and shipping. Revenue growth was expected to decline to a sustainable 20% growth by fiscal 2005. The estimated revenue growth is consistent with the introduction of new technology. Revenue estimates were based on (i) aggregate revenue growth rates for the business as a whole, (ii) individual product revenue, (iii) growth rates for the disc drive market, (iv) the aggregate size of the disc drive market, (v) anticipated product development and introduction schedules, (vi) product sales cycles, and (vii) the

                               SEAGATE TECHNOLOGY
estimated life of a product's underlying technology. Quinta's development cycle, in total, was expected to take approximately 18 to 24 months.

     Operating expenses

     Estimated operating expenses used in the valuation analysis of Quinta included (i) cost of goods sold, (ii) general and administrative expense, (iii) selling and marketing expense, and (iv) research and development expense. In developing future expense estimates, an evaluation of Seagate's overall business model, specific product results, including both historical and expected direct expense levels (as appropriate), and an assessment of general industry metrics was conducted. Due to Quinta's limited operating history, an analysis of Quinta's historical performance was not meaningful.

     Cost of goods sold. Estimated cost of goods sold, expressed as a percentage of revenue, for the in-process technologies ranged from approximately 65% to 80%.

     General and administrative ("G&A") expense. Estimated G&A expense, expressed as a percentage of revenue, for the in-process technologies ranged from 2.6% in fiscal 2000 to a sustainable 3.5% in fiscal 2001 and beyond. For fiscal 1999, however, when the OAW technology would become commercially available, G&A expense was estimated to be 6.4% due to the relatively low revenue expectation in the initial commercialization period.

     Selling and marketing ("S&M") expense. Estimated S&M expense, expressed as a percentage of revenue, for the in-process technologies ranged from 3.3% in fiscal 2000 to a sustainable 3.5% in fiscal 2001 and beyond. For fiscal 1999, however, when the OAW technology would become commercially available, S&M expense was estimated to be 8.7% due to the relatively low revenue expectation in the initial commercialization period.

     Research and development ("R&D") expense. Estimated R&D expense consists of the costs associated with activities undertaken to correct errors or keep products updated with current information (also referred to as "maintenance" R&D). Maintenance R&D includes all activities undertaken after a product is available for general release to customers to correct errors or keep the product updated with current information. These activities include routine changes and additions. The maintenance R&D expense was estimated to be 0.5% of revenue for the in-process technologies throughout the estimation period.

     Effective tax rate

     The effective tax rate utilized in the analysis of the in-process technologies was 38%, which reflects the Company's combined federal and state statutory income tax rates, exclusive of non-recurring charges at the time of the acquisition and estimated for future years.

     Discount rate

     The discount rates selected for Quinta's in-process technology was 25%. In the selection of the appropriate discount rates, consideration was given to (i) the WACC of approximately 15% at the date of acquisition and (ii) the Weighted Average Return on Assets of approximately 25%. The discount rate utilized for the in-process technology was

                               SEAGATE TECHNOLOGY
determined to be higher than Seagate's WACC due to the fact that the technology had not yet reached technological feasibility as of the date of valuation. In utilizing a discount rate greater than the Company's WACC, management has reflected the risk premium associated with achieving the forecasted cash flows associated with these projects.

     As a result of this acquisition, the Company incurred a one-time write-off of in-process research and development of approximately $214 million. Intangible assets arising from the acquisition of Quinta are being amortized on a straight-line basis over two years. This acquisition was accounted for as a purchase and, accordingly, the results of operations of Quinta have been included in the Company's consolidated financial statements from the date of acquisition.

     The following is a summary of the purchase price allocation (in millions):

Tangible assets less liabilities assumed....................  $ 34
In-process research and development.........................   214
Assembled workforce.........................................     2
                                                              ----
                                                              $250
                                                              ====

CONTRIBUTION OF NSMG TO VERITAS AND THE PURCHASE OF OUTSTANDING SHARES OF SEAGATE SOFTWARE BY SEAGATE:

     Contribution of NSMG to VERITAS

     On May 28, 1999, Seagate and Seagate Software closed and consummated an Agreement and Plan of Reorganization dated as of October 5, 1998 with VERITAS and VERITAS Operating Corporation. The transaction provided for the contribution by Seagate, Seagate Software, and certain of their respective subsidiaries to VERITAS of (a) the outstanding stock of NSMG and certain other subsidiaries of Seagate Software and (b) those assets used primarily in the network and storage management business of Seagate Software (the "NSMG business"), in consideration for the issuance of shares of common stock of VERITAS to Seagate Software and the offer by VERITAS to grant options to purchase common stock of VERITAS to certain of Seagate Software's employees who become employees of VERITAS or its subsidiaries. As part of the transaction, VERITAS assumed certain liabilities of the NSMG business. The transaction was structured to qualify as a tax-free exchange.

     Subsequent to the transaction, all outstanding securities of VERITAS Operating Corporation were assumed and converted into common stock of VERITAS with identical rights, preferences and privileges, on a share for share basis. As a result of the contribution of the NSMG business to VERITAS, Seagate Software received a total of 155,583,468 shares of VERITAS common stock and former employees of the NSMG business received options to purchase an aggregate of 15,626,358 shares of VERITAS common stock. Share and option amounts for VERITAS have been adjusted to reflect the two-for-one stock split effective July 9, 1999 by VERITAS, and the subsequent three-for-two stock splits on November 22, 1999 and March 6, 2000.

     Seagate accounted for the contribution of NSMG to VERITAS as a non-monetary transaction using the fair value of the assets and liabilities exchanged. Immediately after the transaction, Seagate Software owned approximately 41.63% (155,583,468 shares) of

                               SEAGATE TECHNOLOGY
the outstanding shares of VERITAS. Because Seagate still owns a portion of the NSMG business through its ownership of VERITAS, Seagate did not recognize 100% of the gain on the exchange. The gain recorded is equal to the difference between 58.37% of the fair value of the VERITAS common stock received and 58.37% of Seagate's basis in the NSMG assets and liabilities exchanged. Seagate is accounting for its ongoing investment in VERITAS using the equity method. The difference between the recorded amount of Seagate's investment in VERITAS and the amount of its underlying equity in the net assets of VERITAS was allocated based upon the fair value of the underlying tangible and intangible assets and liabilities of VERITAS. The intangible assets included amounts allocated to in-process research and development and resulted in a $85 million write-off in 1999 included in activity related to equity interest in VERITAS in the accompanying statement of operations. Intangible assets including goodwill are being amortized over four years.

     Seagate includes in its financial results its share of the net income or loss of VERITAS, excluding certain NSMG purchase accounting related amounts recorded by VERITAS, but including Seagate's amortization of the difference between its recorded investment and the underlying assets and liabilities of VERITAS. Because of practicality considerations, the net income or loss of VERITAS is included in the results of Seagate on a one quarter lag basis. Thus, the results of VERITAS for the period from May 29, 1999 to June 30, 1999, the period subsequent to the contribution of NSMG to VERITAS, and for the period from July 1, 1999 through March 31, 2000 were included in the Company's results for the fiscal year ended June 30, 2000. The Company eliminates from VERITAS' income (loss) the effect of VERITAS' accounting for the NSMG business contribution, including VERITAS' amortization expenses related to intangible assets. Excluding amortization of intangibles, the total equity income recorded by Seagate related to VERITAS in fiscal 2000 was $30 million.

     Seagate exchange offer

     In a separate but related transaction to the NSMG contribution to VERITAS, on June 9, 1999, the Company exchanged 5,275,772 shares of its common stock for 3,267,255 of the outstanding shares of Seagate Software common stock owned by employees, directors and consultants of Seagate Software. The exchange ratio was determined based on the estimated value of Seagate Software common stock divided by the fair market value of Seagate common stock.

     The estimated value of Seagate Software common stock exchanged into Seagate common stock was determined based upon the sum of the fair value of the NSMG business, as measured by the fair value of the shares received from VERITAS, plus the estimated fair value of the Information Management Group of Seagate Software as determined by the Seagate Board of Directors, plus the assumed proceeds from the exercise of all outstanding Seagate Software stock options, divided by the number of fully converted shares of Seagate Software. The Board of Directors of Seagate considered a number of factors in determining the estimated fair value of the IMG business, including historical and projected revenues, earnings and cash flows, as well as other factors and consultations with financial advisors.

                               SEAGATE TECHNOLOGY

     The fair value of the Seagate Software shares acquired less the original purchase price paid by the employees was recorded as compensation expense for those shares outstanding and vested less than six months. The purchase of Seagate Software shares outstanding and vested more than six months was accounted for as the purchase of a minority interest and, accordingly, the fair value of the shares exchanged has been allocated to all of the identifiable tangible and intangible assets and liabilities of Seagate Software. In connection with the acquisition, Seagate Software recorded the acquisition of the minority interest, Seagate recorded compensation expense amounting to approximately $124 million and wrote off purchased research and development amounting to $2 million in the fourth quarter of fiscal 1999. Associated intangible assets and goodwill are being amortized to operations over three to four years.

     Computation of pro rata gain on contribution of NSMG to VERITAS

                                                              (IN MILLIONS)
                                                              -------------
Fair value of shares received...............................     $3,151
Times: pro rata percentage accounted for at fair value......      58.37%
                                                                 ------
Adjusted fair value of securities received..................     $1,839
                                                                 ------
Book value of NSMG..........................................     $   57
Times: pro rate percentage accounted for at fair value......      58.37%
                                                                 ------
Book value exchanged........................................         33
                                                                 ------
Pro rata gain...............................................     $1,806
                                                                 ======

     Computation of original investment in VERITAS

                                                              (IN MILLIONS)
                                                              -------------
Book value of NSMG..........................................     $   57
Times: pro rata percentage accounted for at fair value......      41.63%
                                                                 ------
Portion of investment in VERITAS with no step up in basis...         24
Plus: Adjusted fair value of securities received............      1,839
                                                                 ------
Investment in VERITAS.......................................     $1,863
                                                                 ======

                               SEAGATE TECHNOLOGY

     Allocation of original investment in VERITAS

                                                              (IN MILLIONS)
                                                              -------------
Allocation of investment to VERITAS assets and liabilities:
  Net tangible assets.......................................     $  114
  Intangible assets:
     Distribution channel...................................          9
     Developed technology...................................         46
     Trademark and workforce................................         16
     In-process research and development....................         40
Allocation of investment to NSMG assets and liabilities:
  Net tangible assets.......................................         24
  Intangible assets:
     Distribution channel...................................         66
     Developed technology...................................         92
     Trademark and workforce................................         14
     In-process research and development....................         45
  Goodwill..................................................      1,397
                                                                 ------
Total original investment in VERITAS........................     $1,863
                                                                 ======

     Value of minority interest acquired in October 1999

                                                              (DOLLARS IN MILLIONS,
                                                              EXCEPT PER SHARE DATA)
                                                              ----------------------
Number of Seagate Software shares and options exchanged for
  Seagate stock held by former employees, consultants and
  shares held more than six months by employees.............         1,010,010
Times: Exchange ratio into Seagate stock....................             1.699
                                                                    ----------
Number of Seagate shares issued.............................         1,716,007
Value per share of Seagate common stock as of June 9,
  1999......................................................        $    30.75
                                                                    ----------
Total value Seagate shares issued...........................        $       53
Less: Proceeds from assumed exercise of Seagate Software
  stock options.............................................                (1)
                                                                    ----------
Total value of minority interest............................        $       52
                                                                    ==========

     Allocation of minority interest purchase price to the intangible assets of Seagate Software

                                                              (IN MILLIONS)
                                                              -------------
Distribution channel........................................       $ 2
Developed technology........................................         4
Trademark and workforce.....................................         1
In-process research and development.........................         2
Goodwill....................................................        45
                                                                   ---
  Subtotal..................................................        54
Deferred tax liability......................................        (2)
                                                                   ---
  Total.....................................................       $52
                                                                   ===

                               SEAGATE TECHNOLOGY

     Compensation relating to stock purchased from employees

                                                              (DOLLARS IN MILLIONS,
                                                              EXCEPT PER SHARE DATA)
                                                              ----------------------
Seagate Software options exercised and exchanged for Seagate
  stock.....................................................         2,240,470
Plus: Seagate Software stock held for less than 6 months and
  exchanged for Seagate stock...............................            16,775
                                                                    ----------
Total Seagate Software shares exchanged.....................         2,257,245
Times: Exchange ratio into Seagate Technology stock.........             1.699
                                                                    ----------
Number of Seagate shares issued.............................         3,835,059
                                                                    ----------
Value per share of Seagate common stock on June 9, 1999.....        $    30.75
Less: Average price paid per Seagate Technology share.......        $    (4.01)
                                                                    ----------
Average compensation expense per Seagate share issued.......        $    26.74
                                                                    ----------
          Total compensation expense........................        $      103
                                                                    ==========

     Reconciliation of amounts included in Gain on contribution of NSMG to VERITAS, net

                                                              (IN MILLIONS)
                                                              -------------
Pro rata gain...............................................     $1,806
Less:
  Compensation expense......................................        124
  Transaction costs.........................................         12
                                                                 ------
Gain on contribution of NSMG to VERITAS, net................     $1,670
                                                                 ======

     Activity related to equity interest in VERITAS

                                                              2000     1999
                                                              -----    -----
                                                              (IN MILLIONS)
Write-off of in-process research and development............  $ --     $ 85
Equity interest in VERITAS' net income/loss.................   (30)      --
Amortization of intangible assets including goodwill........   356       34
                                                              ----     ----
Activity related to equity interest in VERITAS..............  $326     $119
                                                              ====     ====

All activity related to the equity interest in VERITAS in 1999 was recorded in the fourth quarter of that year.

ALLOCATION OF TANGIBLE AND INTANGIBLE ASSETS AND LIABILITIES RELATED TO NSMG AND VERITAS

OVERVIEW

     NSMG offers network and storage management software solutions, which focus on the information availability component of Enterprise Information Management ("EIM") by enabling IT professionals to manage distributed network resources and to secure and protect enterprise data. NSMG's products include features such as system backup, disaster

                               SEAGATE TECHNOLOGY
recovery, migration, replication, automated client protection, storage resource management, scheduling, event correlation and desktop management.

     VERITAS develops, markets and supports advanced storage management and high availability products for open system environments. VERITAS' products provide performance improvement and reliability enhancement features that are critical for many commercial applications. Some of the key features of storage management products include protection against data loss and file corruption, rapid recovery after disk or system failure, the ability to process large files efficiently and the ability to manage the storage systems without interrupting users. The high availability products provide an automated failover between computer systems organized in clusters sharing disk resources.

     In accordance with the provisions of Accounting Principles Board ("APB") Opinions No. 16 and 17, all identifiable assets acquired were analyzed to determine their Fair Market Values. As the basis for identifying the in-process research and development ("R&D"), the development projects were evaluated in the context of Interpretation 4 of Financial Accounting Standards Board Statement No. 2. In accordance with these provisions, the developmental projects were examined to determine if there were any alternative future uses. Such evaluation consisted of a specific review of the efforts, including the overall objectives of the project, progress toward the objectives, and the uniqueness of the developments of these objectives. Further, each in-process R&D project was reviewed to determine if technological feasibility had been achieved.

DESCRIPTION OF METHODOLOGY

     Tangible net assets of VERITAS principally include cash and investments, accounts receivable, fixed assets and other current assets. Liabilities principally include accounts payable, accrued compensation, and other accrued liabilities.

     To estimate the value of the developed technology, the expected future cash flows attributable to all existing technology was discounted, taking into account risks related to the characteristics and applications of the technology, existing and future markets, and assessments of the life cycle stage of the technology. The developed technology is being amortized on the straight-line basis over its estimated useful life (four years) which is expected to exceed the ratio of current revenues to the total of current and anticipated revenues.

     The value of the distribution networks and original equipment manufacturer agreements was estimated by considering, among other factors, the size of the current and potential future customer bases, the quality of existing relationships with customers, the historical costs to develop customer relationships, the expected income and associated risks. Associated risks included the inherent difficulties and uncertainties in transitioning business relationships and risks related to the viability of and potential changes to future target markets.

     The value of trademarks was estimated by considering, among other factors, the assumption that in lieu of ownership of a trademark, a company would be willing to pay a royalty in order to exploit the related benefits of such trademark.

                               SEAGATE TECHNOLOGY

     The value of the assembled workforce was estimated as the costs to replace the existing employees, including recruiting, hiring, and training costs for each category of employee.

     The value allocated to projects identified as in-process technology at VERITAS and Seagate Software, for the minority interest acquired, were charged to expense in the fourth quarter of fiscal 1999. These write-offs were necessary because the acquired technologies had not reached technological feasibility at the date of purchase and have no future alternative uses. Seagate Software expects that the acquired in-process research and development will be successfully developed, but there can be no assurance that commercial viability of these products will be achieved.

     The nature of the efforts required to develop the purchased in-process technology into commercially viable products principally relate to the completion of all planning, designing, prototyping, verification and testing activities that are necessary to establish that the product can be produced to meet its design specifications, including functions, features and technical performance requirements. The value of the purchased in-process technology for VERITAS was estimated as the projected net cash flows related to such products, including costs to complete the development of the technology and the future revenues to be earned upon commercialization of the products, excluding revenues attributable to future development efforts. These cash flows were then discounted back to their net present value. The projected net cash flows from such projects were based on management's estimates of revenues and operating profits related to such projects.

     Goodwill is calculated as the residual difference between the estimated amount paid and the values assigned to identified tangible and intangible assets and liabilities.

VALUATION ASSUMPTIONS

     Revenue

     Revenue estimates were based on (i) aggregate revenue growth rates for the businesses as a whole, (ii) growth rates for the storage management software market, (iii) the aggregate size of the storage management software market, (iv) anticipated product development and introduction schedules, (v) product sales cycles, and (vi) the estimated life of a product's underlying technology.

     Future revenue estimates were generated based on the worldwide storage management software market and the backup, restore and archive market. The overall storage management software market is forecasted to increase at a compound annual growth rate of 14.2%, from a 1997 value of $2.543 billion to a 2002 value of $4.941 billion. The backup, restore and archive software sector of storage management software, in which NSMG competes, is expected to grow much faster than other sectors.

     NSMG is positioned for continued growth in its backup, restore, and archive software products. The backup, restore, and archive segment is the fastest growing in the storage management software market. Moreover, NSMG competes, and is one of the leaders in providing this type of software for the Windows NT operating environment. Revenue for Windows 95 and Windows NT is projected to grow at a 43.3% compound annual growth rate (1997 through 2002), higher than for any other operating environment.

                               SEAGATE TECHNOLOGY

     Revenue for NSMG was forecasted by product line for the years 1999 through 2001. Revenue was expected to be $350 million for the 1999 calendar year. Thereafter, NSMG is expected to grow slightly greater than the 43.3% industry average through 2003. The revenue by product was allocated between existing, in-process, and future technology; indicating a four-year life cycle (revenue contribution from technology), which is consistent with NSMG's past experience with technology life cycles.

     VERITAS is an open systems supplier. The market for open systems suppliers grew 101.2% between 1996 and 1997. In addition, VERITAS looks to grow and increase its market share through positioning itself as a provider of software services in the Windows NT operating environment. As above, revenue for Windows is projected to grow at a 43.3% compound annual growth rate (1997 through 2002).

     Revenue for VERITAS was forecasted by product line for the years 1999 through 2001. Revenue was expected to be $270 million for the 1999 calendar year. Thereafter, VERITAS is expected to grow at 67.9% and 58.4% for years 2000 and 2001, respectively, a rate greater than the 43.3% industry average. For years 2002 through 2005, revenues are expected to level off at a 40% growth rate. The revenue by product was allocated between existing, in-process, and future technology indicating a four-year life cycle (revenue contribution from technology) for NT based products and a three-year life cycle for Unix based products which is consistent with VERITAS' past experience with technology life cycles.

OPERATING EXPENSES

     Estimated operating expenses used in the valuation analysis of NSMG and VERITAS included (i) cost of goods sold, (ii) general and administrative expense, (iii) sales and marketing expense, and (iv) research and development expense. In developing future expense estimates, an evaluation of both NSMG and VERITAS's overall business models, specific product results, including both historical and expected direct expense levels (as appropriate), and an assessment of general industry metrics was conducted.

     Cost of goods sold. Cost of goods sold, for the developed and in-process technologies was estimated to be approximately 8.6% of revenues from 2000 to 2006 for NSMG. Cost of goods sold, for the developed and in-process technologies was estimated to be approximately 14.7% of revenues from 2000 to 2005 for VERITAS.

     General and administrative ("G&A") expense. G&A expense, expressed as a percentage of revenue, for the developed and in-process technologies was estimated to be 9.2% in 1999 and expected to be reduced to 6.7% by 2002 for NSMG. G&A expense for VERITAS, expressed as a percentage of revenue, for the developed and in-process technologies was held constant at 4.4% of revenues for the forecast period of 2000 to 2005.

     Selling and marketing ("S&M") expense. S&M expense, expressed as a percentage of revenue, for the developed and in-process technologies was estimated to be 37.4% for years 2000 to 2006 related to NSMG. S&M expense for VERITAS, expressed as a percentage of revenue, for the developed and in-process technologies was estimated to be 34.7% for years 2000 to 2005.

                               SEAGATE TECHNOLOGY

     Research and development ("R&D") expense. R&D expense consists of the costs associated with activities undertaken to correct errors or keep products updated with current information (also referred to as "maintenance" R&D). Maintenance R&D includes all activities undertaken after a product is available for general release to customers to correct errors or keep the product updated with current information. These activities include routine changes and additions. The maintenance R&D expense was estimated to be 17.4% of revenue for the developed and in-process technologies for the years 2000 to 2006 for NSMG. R&D expense for VERITAS was estimated as 18.2% of revenue in 1999 and was reduced to 16% by 2002, continuing at that rate until 2005.

     In addition, as of the date of the contribution of NSMG to VERITAS, Seagate Software's management and VERITAS Software's management anticipated the costs to complete the in-process technologies at approximately $5.8 million and $44.2 million, respectively.

EFFECTIVE TAX RATE

     The effective tax rate utilized in the analysis of developed and in-process technologies was 33%, which reflects VERITAS' combined effective federal and state statutory income tax rates, exclusive of non-recurring charges at the time of the contribution and estimated for future years.

DISCOUNT RATE

     The discount rates selected for the developed and in-process technologies were 12% and 17%, respectively. In the selection of the appropriate discount rates, consideration was given to (i) the Weighted Average Rate of Return (approximately 14% at the date of acquisition) and (ii) the Weighted Average Return on Assets (approximately 18%) that investors expect for company's with similar anticipated growth rates and other characteristics as the NSMG and VERITAS businesses. The discount rate utilized for the in-process technology was determined to be higher than the WARR due to the fact that the technology had not yet reached technological feasibility as of the date of valuation. In utilizing a discount rate greater than the WARR, management has reflected the risk premium associated with achieving the forecasted cash flows associated with these projects. The discount rate was adjusted downward from the WARR for the developed technologies to reflect less technological and/or market risk associated with forecasted sales of the existing products.

ALLOCATION OF TANGIBLE AND INTANGIBLE ASSETS AND LIABILITIES RELATED TO THE SEAGATE SOFTWARE MINORITY INTEREST ACQUIRED BY SEAGATE

     Seagate Software's investment in VERITAS comprises over 85% of the fair value of Seagate Software. Accordingly, the assumptions utilized in the allocation of the purchase price of the minority interest of Seagate Software acquired by Seagate were materially the same as those used in the allocation of the tangible and intangible assets and liabilities of NSMG and VERITAS.

                               SEAGATE TECHNOLOGY

PRO FORMA FINANCIAL INFORMATION

     The pro forma financial information presented below is presented as if the contribution of NSMG to VERITAS and the purchase of the Seagate Software minority interest by Seagate had occurred at the beginning of fiscal 1998. The pro forma statements of operations for the twelve months ended July 2, 1999 and July 3, 1998, include the historical results of Seagate less the historic results of the NSMG business, plus Seagate's equity interest in the pro forma results of VERITAS, including recurring amortization of related goodwill and intangibles plus recurring amortization of goodwill and intangibles associated with the purchase of shares of Seagate Software stock by Seagate. Non-recurring transactions, such as the gain on the NSMG contribution to VERITAS, compensation expense relating to the acquisition of stock held less than six months by employees of Seagate Software, transaction costs and the write-off of in-process research and development are excluded from the pro forma presentation. The pro forma financial results are as follows:

                                                            FOR THE YEARS ENDED
                                                    ------------------------------------
                                                     JULY 2, 1999          JULY 3, 1998
                                                    --------------        --------------
                                                    (IN MILLIONS, EXCEPT PER SHARE DATA)
Revenue...........................................      $6,600                $ 6,644
Loss before income taxes..........................        (110)                (1,127)
Net loss..........................................         (34)                  (789)
Net loss per share -- basic and diluted...........      $(0.14)               $ (3.27)

     As of June 30, 2000, the Company held approximately 32% of the outstanding common stock of VERITAS. The Company accounts for its investment in VERITAS under the equity method and records its equity interest in VERITAS' net income
(loss) on a one-quarter lag. The Company's recorded equity in the net income of VERITAS for the year ended June 30, 2000 was $30 million, and differs from the Company's proportionate share of VERITAS' reported net loss for the twelve months ended March 31, 2000. This difference is primarily because the Company eliminates from VERITAS' net income (loss) the effect of VERITAS' accounting for the NSMG business contribution, including VERITAS' amortization expense related to intangible assets. The Company was not required to record its equity interest in VERITAS' net income (loss) in fiscal 1999 because the NSMG business contribution occurred late in the fourth quarter.

     The Company's activity related to equity interest in VERITAS for the year ended June 30, 2000 consisted of recorded equity in the net income of VERITAS of $30 million, as described above, and the Company's amortization expense for goodwill and other intangible assets relating to the investment in VERITAS amounting to $356 million. The Company's activity related to equity interest in VERITAS for the year ended July 2, 1999 consisted of amortization of goodwill and other intangible assets relating to the investment in VERITAS of $34 million and in-process research and development of $85 million.

SEAGATE SOFTWARE REORGANIZATION

     On October 20, 1999, the stockholders of Seagate Software, then a majority-owned subsidiary of the Company, approved the merger of Seagate Daylight Merger Corp., a wholly-owned subsidiary of the Company, with and into Seagate Software. Seagate

                               SEAGATE TECHNOLOGY

Software's assets consisted of the assets of IMG and its investment in the common stock of VERITAS Software Corporation. The merger was effected on October 20, 1999. As a result of the merger, Seagate Software became a wholly-owned subsidiary of the Company. In connection with the merger, Seagate Software's stockholders and optionees received payment in the form of 3.23 shares of the Company's common stock per share of Seagate Software common stock less any amounts due for the payment of the exercise price for such options. All outstanding Seagate Software stock options were accelerated immediately prior to the merger. Seagate issued 9,124,046 shares of its common stock from treasury shares to optionees and minority stockholders of Seagate Software.

     In connection with the reorganization, Seagate Software also formed IMG, a wholly-owned subsidiary. Seagate Software transferred the IMG assets into IMG. This new company, IMG, is now the operating entity for the IMG business. IMG has established stock option plans. Total shares available for issuance under these plans are 24,700,000. As of June 30, 2000, IMG had granted 9,501,899 options to purchase common stock to employees of IMG at an average exercise price of $4 per share, and 1,050 shares had been exercised.

     Seagate Software accounted for the exchange of shares of its common stock as the acquisition of a minority interest for Seagate Software common stock outstanding and vested more than six months held by employees and all stock held by former employees and consultants. The fair value of the shares of Seagate issued was $19 million and was recorded as purchase price and allocated to the assets and liabilities received. The Company accounted for the exchange of shares of its common stock for stock options in Seagate Software held by employees and stock held and vested by employees less than six months as the settlement of an earlier stock award. During the quarter ended December 31, 1999, the Company recorded compensation expense of $284 million, plus $2 million in payroll taxes, related to the purchase of minority interest in Seagate Software.

  ALLOCATION OF MINORITY INTEREST PURCHASE PRICE TO THE INTANGIBLE ASSETS OF SEAGATE SOFTWARE

                                                              (IN MILLIONS)
                                                              -------------
Distribution channel........................................       $ 1
Developed technology........................................         1
Goodwill....................................................        18
                                                                   ---
  Subtotal..................................................        20
Deferred tax liability......................................        (1)
                                                                   ---
Total.......................................................       $19
                                                                   ===

                               SEAGATE TECHNOLOGY

  COMPENSATION RELATING TO STOCK PURCHASED FROM EMPLOYEES

                                                              (DOLLARS IN MILLIONS,
                                                              EXCEPT PER SHARE DATA)
                                                              ----------------------
Seagate Software options exercised and exchanged for Seagate
  stock.....................................................         3,723,015
Plus: Seagate Software stock held for less than 6 months and
  exchanged for Seagate stock...............................            17,952
                                                                   -----------
          Total Seagate Software shares exchanged...........         3,740,967
Times: Exchange ratio into Seagate stock....................              3.23
                                                                   -----------
Number of Seagate shares issued.............................        12,083,323
                                                                   -----------
Value per share of Seagate common stock on October 20,
  1999......................................................       $     29.00
Less: Average price paid per Seagate share..................       $     (5.50)
                                                                   -----------
Average compensation expense per Seagate share issued.......       $     23.50
                                                                   -----------
          Total compensation expense........................       $       284
                                                                   ===========

RESTRUCTURING

     In fiscal 2000, the Company recorded restructuring charges of $218 million. The $218 million restructuring charge was a result of a restructuring plan established to align the Company's global workforce and manufacturing capacity with existing and anticipated future market requirements and necessitated by the Company's improved productivity and operating efficiencies (the "fiscal 2000 restructuring plan"). These actions included workforce reductions, capacity reductions including closure of facilities or portions of facilities, write-off of excess equipment and consolidation of operations in the Company's recording media operations, disc drive assembly and test facilities, printed circuit board assembly manufacturing, recording head operations, software operations, customer service operations, sales and marketing activities, and research and development activities. The restructuring charges were comprised of $81 million for the write-off of excess manufacturing, assembly and test equipment formerly utilized in Singapore, Thailand and Northern California; $90 million for employee termination costs; $29 million for the write-off of owned facilities located in Singapore; $11 million in lease termination and holding costs; $5 million in renovation costs to restore facilities in Singapore and Northern California to their pre-lease condition; and $2 million in contract cancellations associated with one of the Singapore facilities. Prior to this period, there was no indication of permanent impairment of the assets associated with the closure and consolidation of facilities. In connection with the fiscal 2000 restructuring plan, the Company plans to reduce its workforce by approximately 23,000 employees primarily in manufacturing. Approximately 18,300 of the 23,000 employees had been terminated as of June 30, 2000. As a result of employee terminations and the write-off of equipment and facilities in connection with the restructuring charges recorded during the year ended June 30, 2000 related to the fiscal 2000 restructuring plan, the Company estimates that after the completion of these restructuring activities, annual salary and depreciation expense will be reduced by approximately $151 million and $88 million, respectively. The Company anticipates that the implementation of the fiscal 2000 restructuring plan will be substantially complete by December 29, 2000.

                               SEAGATE TECHNOLOGY

     In fiscal 2000, the Company reversed $11 million of its restructuring accruals comprised of $2 million of restructuring reserves recorded in the same period, $5 million of restructuring reserves recorded in fiscal 1999 and $4 million of restructuring reserves recorded in fiscal 1998. This reversal included $3 million of valuation reserves classified elsewhere on the balance sheet and the reversal of amounts included in the restructuring reserve for facility lease costs. In addition, reclassifications between cost categories within the restructuring reserve were made as a result of differences between original estimates and amounts actually incurred or expected to be incurred.

     During the third quarter of fiscal 1999, the Company recorded a restructuring charge of $72 million as a result of steps the Company is taking to further improve the efficiency of its operations. These actions included closure of the Company's microchip manufacturing facility in Scotland; discontinuance of the Company's recording head suspension business located in Malaysia and Minnesota; consolidation of global customer service operations by relocating such operations in Singapore, Scotland and Costa Mesa, California to Reynosa, Mexico; and closure of the Company's recording media substrate facility in Mexico. The restructuring charges were comprised of $37 million for the write-off or write-down of excess manufacturing, assembly and test equipment formerly utilized in Scotland, Malaysia and Minnesota; $16 million for lease termination and holding costs for facilities located in Scotland and Singapore; $10 million for employee termination costs; $3 million for the write-off of goodwill associated with the recording media substrate operation in Mexico; $2 million for the write-down of owned facilities located in Malaysia; $1 million for the write-down of leasehold improvements in Singapore; $1 million for the write-off of tooling; $1 million for contract cancellations associated with the suspension business; and $1 million for repayment of various grants previously received from the Scottish government. Prior to this period, there was no indication of permanent impairment of the assets associated with the closure and consolidation of facilities. Evaluations of the resale market for certain assets were used to estimate fair value.

     As of July 2, 1999, all of the equipment located at the microchip facility in Scotland had been sold and the lease on this facility had been terminated.

     The Company is in the final stages of disposing all of the assets for its suspension business. The facility that was previously occupied by the suspension operations is currently being used for other operations.

     In connection with the fiscal 1999 restructuring, the Company's planned workforce reduction had been completed as of March 31, 2000 and the other restructuring activities were substantially complete as of March 31, 2000.

     In fiscal 1999, the Company reversed $12 million of its restructuring accruals originally recorded in fiscal year 1998 as a result of the Company abandoning its plan to seek an agreement with an external vendor to supply parts currently manufactured at a facility in Thailand. This reversal included $10 million of valuation reserves classified elsewhere on the balance sheet and reversal of amounts included in the restructuring reserve of $1 million for facility lease costs and $1 million for contract cancellations. In addition, reclassifications between cost categories within the restructuring reserve were made as a result of differences between original estimates and amounts actually incurred or expected to be incurred. This was primarily a result of an increase in the period of time

                               SEAGATE TECHNOLOGY
estimated to obtain a suitable sub-lessee for certain leased buildings located at the former San Jose, California design facility offset by lower severance and benefits costs than originally estimated.

     In the second and third quarters of fiscal 1998, the Company recorded restructuring charges aggregating $347 million. The Company had experienced reductions in revenue from the third quarter of fiscal year 1997 to the fourth quarter of fiscal year 1997 of 21%, from the fourth quarter of fiscal year 1997 to the first quarter of fiscal year 1998 of 4% and from the first quarter of fiscal year 1998 to the second quarter of fiscal year 1998 of an additional 12%. During the second quarter of fiscal 1998, forecasted production needs were much lower than the current capacity of the Company and the Company recognized that the recent oversupply in the marketplace was not a short-term anomaly. In this period, the Company also decided to discontinue production of several products, rendering test and manufacturing equipment unique to those products obsolete. Prior to this period, there was no indication of permanent impairment of these assets associated with the recent excess capacity of the Company or the products to be discontinued. These charges reflect steps the Company is taking to align worldwide operations with current market conditions by reducing existing capacity in all areas of the Company and improving the productivity of its operations and the efficiency of its development efforts by consolidating manufacturing and R&D operations. Actions include exiting production of mobile products; early discontinuation of several other products; closing and selling the Clonmel, Ireland drive manufacturing facility; closing and subleasing the San Jose and Moorpark, California design center facilities; aborting production expansion projects in Cork, Ireland; and divesting the Company of the new Philippines manufacturing facility, which was nearing completion. Included in the restructuring charge are the write-down and write-off of tangible assets comprised of manufacturing, assembly and test equipment and tooling formerly utilized in California, Singapore, Thailand, Ireland and facilities located in California, the Philippines and Thailand totaling $200 million and intangible assets totaling $2.5 million for goodwill associated with permanently impaired media manufacturing equipment.

     The majority of the tangible assets have been disposed of or sold including the disposal of the Clonmel, Ireland facility in May 1998 and the sublease of one of the five buildings at the San Jose, California design center. The Company is marketing three additional buildings in the San Jose, California design center for sublease. The fifth building has a remaining lease term so short as to make a sublease impractical. Equipment formerly utilized at these facilities, in addition to equipment associated with restructuring actions in Singapore and Thailand, has been relocated to other sites or scrapped. Of the $137 million in write-offs and write-downs of equipment, $109 million was scrapped and $28 million is awaiting final disposition. In addition, $10 million of equipment was transferred at net book value for use in operations at other sites. Subsequent to the recording of the restructuring reserve, depreciation related to certain assets that continued in use, was included in operations. At the time these assets were identified as available for sale no further depreciation was recorded. The write-off of intangibles and other assets includes capital equipment deposits and goodwill associated with permanently impaired equipment. Costs associated with aborting production expansion projects in Cork, Ireland include primarily architect costs, lease termination costs associated with equipment leased

                               SEAGATE TECHNOLOGY
by contractors, and lease termination costs for temporary housing used by contractor personnel.

     Certain facilities including design centers in California, as well as manufacturing facilities in Thailand continued in use after restructuring amounts were recorded. The Moorpark, California product design center remained in use for six months after the write-down of leasehold improvements and equipment totaling $9 million. This facility has been subleased for a portion of the remaining minimum lease term. One Thailand manufacturing facility continues to be utilized until a satisfactory agreement can be made with an external vendor to supply parts currently manufactured at this location. At the time the decision to exit this facility was made, the Company believed that it had identified a supplier for parts. It was subsequently determined that the supplier could not meet the Company's quality standards.

     As of January 1, 1999, the Company's planned workforce reduction associated with the fiscal 1998 restructuring had been completed. The implementation of the 1998 restructuring plan was substantially complete as of July 2, 1999.

     The following table summarizes the Company's restructuring activities:

                                SEVERANCE                            INTANGIBLES &
                                   AND        EXCESS                     OTHER         CONTRACT
                                BENEFITS    FACILITIES   EQUIPMENT      ASSETS       CANCELLATIONS   OTHER   TOTAL
                                ---------   ----------   ---------   -------------   -------------   -----   -----
                                                                  (IN MILLIONS)
FY 1998 restructuring
  charge......................    $ 57         $ 78        $ 137         $ 11            $ 43        $ 21    $ 347
FY 1999 restructuring
  charge......................      10           19           37            4               1           1       72
Cash charges..................     (60)         (23)          --           --             (38)        (12)    (133)
Non-cash charges..............      --          (59)        (174)         (15)             --          --     (248)
Adjustments and
  reclassifications...........      (3)           3           --           --              (3)          1       (2)
                                  ----         ----        -----         ----            ----        ----    -----
Reserve balances, July 2,
  1999........................    $  4         $ 18        $  --         $ --            $  3        $ 11    $  36
FY 2000 restructuring
  charge......................      90           40           81           --               2           5      218
Cash charges..................     (69)         (11)          --           --              --          (2)     (82)
Non-cash charges..............      --          (29)         (81)          --              --          --     (110)
Adjustments and
  reclassifications...........      (2)          (8)          --           --              --           2       (8)
                                  ----         ----        -----         ----            ----        ----    -----
Reserve balances, June 30,
  2000........................    $ 23         $ 10        $  --         $ --            $  5        $ 16    $  54
                                  ====         ====        =====         ====            ====        ====    =====

BUSINESS SEGMENT AND GEOGRAPHIC INFORMATION

     The Company designs, manufactures and markets products for storage, retrieval and management of data on computer and data communications systems. These products include disc drives and disc drive components, tape drives and software. The Company has three operating segments: disc drives, software and tape drives, however, only the disc drive and software businesses are reportable segments under the criteria of SFAS No. 131. The "other" category in the following revenue and gross profit tables consists of tape drives and out-of-warranty repair. The CEO evaluates performance and allocates resources based on revenue and gross profit from operations. Gross profit from operations is defined as revenue less cost of sales. The Company does not evaluate or allocate assets or depreciation by operating segment, nor does the CEO evaluate segments on these criteria. The CEO has been identified as the Chief Operating Decision Maker as defined by SFAS No. 131.

                               SEAGATE TECHNOLOGY

     The following table summarizes the Company's operations by business segment:

                                                  2000        1999        1998
                                                --------    --------    --------
                                                         (IN MILLIONS)
Revenue:
  Disc Drives.................................  $  6,013    $  6,101    $  6,152
  Software....................................       126         343         293
  Other.......................................       309         358         374
                                                --------    --------    --------
  Consolidated................................  $  6,448    $  6,802    $  6,819
                                                ========    ========    ========
Gross Profit:
  Disc Drives.................................  $  1,061    $  1,163    $    667
  Software....................................        99         291         242
  Other.......................................        94          98          80
                                                --------    --------    --------
  Consolidated................................  $  1,254    $  1,552    $    989
                                                ========    ========    ========
Total Assets:
  Disc Drives.................................  $ 19,900    $ 16,553    $ 16,685
  Other.......................................     1,066         586         292
                                                --------    --------    --------
  Operating Segments..........................    20,966      17,139      16,977
  Investment in VERITAS.......................     1,122       1,745          --
  Eliminations................................   (14,921)    (11,812)    (11,332)
                                                --------    --------    --------
  Consolidated................................  $  7,167    $  7,072    $  5,645
                                                ========    ========    ========

     In fiscal 2000, 1999 and 1998, Compaq Computer Corporation accounted for more than 10% of consolidated revenue for a total of $1.100 billion, $1.144 billion, and $873 million, respectively. Sales to Compaq Computer Corporation were from the Company's disc drive segment.

     Enterprise-wide information is provided in accordance with SFAS No. 131. Long-lived assets consist of property, equipment and leasehold improvements, capital leases, equity investments, goodwill and other intangibles, and other non-current assets as recorded by the Company's operations in each area.

                               SEAGATE TECHNOLOGY

     The following table summarizes the Company's operations by geographic area:

                                                       2000      1999      1998
                                                      ------    ------    ------
                                                            (IN MILLIONS)
Revenue from external customers:(1)
  United States.....................................  $2,917    $3,440    $3,641
  The Netherlands...................................   1,312     1,361     1,447
  Singapore.........................................   1,378     1,194     1,119
  Other.............................................     841       807       612
                                                      ------    ------    ------
  Consolidated......................................  $6,448    $6,802    $6,819
                                                      ======    ======    ======
Long-lived Assets:
  United States.....................................  $1,521    $  826    $  771
  Singapore.........................................     392       546       607
  Investment in VERITAS.............................   1,122     1,745        --
  Other.............................................     623       643       652
                                                      ------    ------    ------
  Consolidated......................................  $3,658    $3,760    $2,030
                                                      ======    ======    ======

-------------------------
(1) Revenue is attributed to countries based on the shipping location.

ACCUMULATED OTHER COMPREHENSIVE INCOME

     The Company records unrealized gains and losses on the mark-to-market of its investments as a component of accumulated other comprehensive income. As of June 30, 2000 and July 2, 1999, total accumulated other comprehensive income
(loss) was $86 million and $(7) million, respectively. During fiscal 2000, several marketable equity securities held by the Company including SanDisk Corporation, Gadzoox Networks, Inc., Veeco Instruments, Inc., and Lernout & Hauspie Speech Products N.V. were included in this mark-to-market calculation resulting in a $95 million unrealized gain, net of taxes. No such similar amounts were recorded in fiscal 1999. Such investments are subject to changes in valuation based upon the market price of their common stock. Between June 30, 2000 and August 9, 2000, these investments, excluding the investment in SanDisk which was sold during the same period, had temporarily decreased in fair value by $56 million, net of taxes. In July 2000, the Company sold its remaining investment in SanDisk for net proceeds of approximately $105 million.

     The components of accumulated other comprehensive income (loss), net of related tax, at June 30, 2000 and July 2, 1999 were as follows:

                                                              JUNE 30,    JULY 2,
                                                                2000       1999
                                                              --------    -------
                                                                 (IN MILLIONS)
Unrealized gain (loss) on securities........................    $88         $(5)
Foreign currency translation adjustments....................     (2)         (2)
                                                                ---         ---
Accumulated other comprehensive income (loss)...............    $86         $(7)
                                                                ===         ===

                               SEAGATE TECHNOLOGY

PENDING GOING PRIVATE TRANSACTION AND MERGER

     On March 29, 2000, Seagate, Seagate Software Holdings, Inc. ("Seagate Software"), a subsidiary of Seagate, and Suez Acquisition Company (Cayman) Limited ("SAC"), an entity affiliated with, among others, Silver Lake Partners and Texas Pacific Group, entered into a Stock Purchase Agreement (the "Stock Purchase Agreement"), and Seagate, VERITAS Software Corporation ("VERITAS") and a wholly owned subsidiary of VERITAS entered into an Agreement and Plan of Merger and Reorganization (the "Merger Agreement").

     Under the Stock Purchase Agreement, SAC has agreed to purchase, in exchange for $2 billion in cash, all of the operating assets of Seagate and its consolidated subsidiaries, including Seagate's disc drive, tape drive and software businesses and operations and $775 million of cash reserves, but excluding the approximately 128 million shares of VERITAS common stock currently held by Seagate Software and Seagate's equity investments in Gadzoox Networks, Inc., SanDisk Corporation, Veeco Instruments, Inc. and Lernout & Hauspie Speech Products N.V., to the extent held at the closing. In addition, under the Stock Purchase Agreement, SAC has agreed to assume substantially all of the operating liabilities of Seagate and its consolidated subsidiaries. This transaction is referred to herein as the SAC transaction.

     Under the Merger Agreement, immediately following and contingent upon the consummation of the SAC transaction, a wholly-owned subsidiary of VERITAS will merge with and into Seagate, with Seagate to survive the merger and to become a wholly-owned subsidiary of VERITAS. This transaction is referred to herein as the Merger. VERITAS is not acquiring Seagate's disc drive business or any other Seagate operating business. In the Merger, the Seagate stockholders will receive merger consideration consisting of VERITAS stock and cash. The Merger is intended to qualify as a tax-free reorganization.

     On March 29, 2000, Seagate, VERITAS and SAC entered into an Indemnification Agreement, pursuant to which these entities and certain other subsidiaries of Seagate have agreed to certain indemnification provisions regarding tax and other matters that may arise in connection with the SAC transaction and the Merger. Also on March 29, 2000, VERITAS and SAC entered into a letter agreement, pursuant to which VERITAS agreed to a no-shop provision and an alternative termination fee provision.

     All of the transactions contemplated by the SAC transaction and the Merger are herein referred to as the VERITAS/Silver Lake transaction. The VERITAS/Silver Lake transaction is expected to close in the second quarter of fiscal 2001, subject to the approval of the VERITAS stockholders and Seagate stockholders, funding of the debt commitments and clearance by the United States Securities and Exchange Commission, as well as other customary closing conditions. Seagate expects that while the VERITAS/Silver Lake transaction is pending, the value of Seagate common stock will depend primarily on the value of VERITAS common stock.

COMMITMENTS

     Leases -- The Company leases certain property, facilities and equipment under non-cancelable lease agreements. Land and facility leases expire at various dates through 2015 and contain various provisions for rental adjustments including, in certain cases, a provision

                               SEAGATE TECHNOLOGY
based on increases in the Consumer Price Index. All of the leases require the Company to pay property taxes, insurance and normal maintenance costs.

     Future minimum lease payments for operating leases with initial or remaining terms of one year or more were as follows at June 30, 2000:

                                                       OPERATING
                                                        LEASES
                                                     -------------
                                                     (IN MILLIONS)
2001...............................................      $ 44
2002...............................................        36
2003...............................................        29
2004...............................................        25
2005...............................................        19
After 2005.........................................       131
                                                         ----
                                                         $284
                                                         ====

     Total rent expense for all land, facility and equipment operating leases was approximately $44 million, $56 million, and $58 million for 2000, 1999 and 1998, respectively.

     Capital Expenditures -- The Company's commitments for construction of manufacturing facilities and equipment approximated $52 million at June 30, 2000.

     Joint Venture -- In July 2000, the Company and Thomson Multimedia formed an independent company called CacheVision. CacheVision brings together the Company's product development activities and Thomson Multimedia's A/V technologies expertise and marketing presence to develop cost-optimized, time-to-market integrated systems to be incorporated into consumer electronic products such as televisions, set-top boxes, personal video recorders, and DVD players. The Company expects to sell rigid disc drive products to CacheVision as an OEM customer. This information is unaudited.

SUPPLEMENTAL CASH FLOW INFORMATION

                                                             2000    1999    1998
                                                             ----   ------   ----
                                                                (IN MILLIONS)
Cash Transactions:
  Cash paid for interest...................................  $ 52   $   52   $52
  Cash paid for income taxes, net of refunds...............   577     (109)   (1)
Non-Cash Transactions:
  Contribution of NSMG to VERITAS..........................  $ --   $1,806   $--
  Acquisition of minority interest.........................    19       52    --
  Acquisition of XIOtech Corporation.......................   359       --    --

                               SEAGATE TECHNOLOGY

     The components of depreciation and amortization expense are as follows:

                                                              2000   1999   1998
                                                              ----   ----   ----
                                                                (IN MILLIONS)
Depreciation................................................  $597   $574   $549
Amortization:
  Goodwill and intangibles..................................    52     51     56
  Deferred compensation.....................................     6     10      8
  Other assets..............................................    38     61     51
                                                              ----   ----   ----
                                                              $693   $696   $664
                                                              ====   ====   ====

LITIGATION

Class Actions

     VERITAS/Silver Lake -- Following the Company's announcement of the VERITAS/ Silver Lake transaction, a number of stockholders filed lawsuits in both Delaware and California against the Company, the individual members of the Board of Directors and certain executive officers, VERITAS and Silver Lake. Following the announcement, 17 complaints were filed in the Chancery Court of Delaware. On April 18, 2000, those 17 lawsuits were consolidated into one action by the Delaware Chancery Court. On April 19, 2000, plaintiffs filed an amended consolidated complaint. On May 22, 2000, the Delaware Chancery Court certified the Delaware action as a class action. In California, three complaints were filed in Santa Clara County Superior Court and two complaints were filed in Santa Cruz County Superior Court. On June 8, 2000, the defendants filed a Petition for Coordination seeking coordination of the five California actions in a single forum. The complaints in both jurisdictions all essentially allege that the members of the Company's Board of Directors breached their fiduciary duties to the Company's shareholders by entering into the transaction with VERITAS/Silver Lake. The complaints also allege that the directors and executive officers have conflicting financial interests and did not secure the highest possible price for the Company's shares. All the complaints are styled as class actions, and seek to enjoin the transaction with VERITAS/Silver Lake and secure damages from all defendants. None of the defendants has yet responded to the complaints. The Delaware plaintiffs have initiated discovery in preparation for filing a motion for a preliminary injunction. The Company and the individual defendants believe that none of the lawsuits has any merit and intend to defend all these claims vigorously.

Intellectual Property Litigation

     Papst Licensing, GmbH -- Papst has given the Company notice that it believes certain former Conner Peripherals, Inc. disc drives infringe several of its patents covering the use of spindle motors in disc drives. Papst further claims that, post merger, Seagate disc drives designed at the Longmont design center infringe Papst patents. It is the opinion of the Company's patent counsel that the former Conner disc drives do not infringe any valid claims of the patents. The Company also believes that subsequent to the merger with Conner, the Company's earlier paid-up license under Papst's patents extinguishes any ongoing liability. The Company also believes it enjoys the benefit of a license under Papst's patents since Papst Licensing had granted a license to motor vendors of Conner. Papst is

                               SEAGATE TECHNOLOGY
currently involved in litigation with other disc drive and disc drive motor manufacturers. The Company believes this matter is without merit and intends to defend it vigorously.

     Rodime PLC -- In late 1992, Rodime PLC filed a complaint alleging infringement on a certain patent. The process of litigation ensued and elapsed through January 2000. On January 18, 2000, the U.S. Supreme court denied the Company's petition for certiorari. On the following day, through a mediation process, the Company and Rodime agreed to a settlement amount of $45 million to bring the related litigation to an end. As a result, a previously recorded estimate of related settlement costs was revised and a charge of $39 million was recorded in the three months ended December 31, 1999.

     Terastor/Maxoptix -- In November 1997, TeraStor Corporation ("TeraStor") filed a cross-complaint against the Company in an action pending in the Superior Court of California, County of Santa Clara entitled Maxoptix Corporation v. TeraStor Corporation and Gordon Knight. The cross-complaint alleges causes of action against the Company for unfair business practices, misappropriation of trade secrets, attempted monopolization, refusal to deal, breach of contract, specific performance, breach of the covenant of good faith and fair dealing, fraud, negligent misrepresentation, intentional interference with prospective economic advantage and negligent interference with prospective economic advantage. The allegations against the Company arose out of the Company's dealings with TeraStor pursuant to a joint development agreement concerning the development of magneto optical recording heads. In December 1997 TeraStor sought a preliminary injunction against the Company seeking to prevent certain Company employees who formerly worked with TeraStor under the joint development agreement from engaging in work related to the Company's Quinta subsidiary. In January 1998 the Court denied TeraStor's motion for injunctive relief. The Company has asserted cross-claims against TeraStor for trade secret misappropriation, fraud, negligent misrepresentation, breach of contract, declaratory relief, rescission, violation of Business & Professions Code Section 17200, common law unfair competition, intentional interference with contractual relations, negligent interference with contractual relations, and inducing breach of fiduciary duty. The Company also filed claims against Rick Wilmer and Amyl Ahola, two former Seagate employees employed by TeraStor, for breach of contract and breach of fiduciary duty. Trial is currently set to begin on September 18, 2000. On June 28, 2000, the parties reached agreements during settlement mediation that would resolve the litigation. Such definitive agreements are subject to final acceptance. Related settlement costs were recorded as of June 30, 2000.

     Convolve, Inc. -- On July 13, 2000, Convolve, Inc. ("Convolve"), and Massachusetts Institute of Technology filed suit against Compaq Computer Corporation and the Company in federal court in New York, alleging patent infringement, misappropriation of trade secrets, breach of contract, tortious interference with contract and fraud, relating to Convolve's Input Shaping(R) and Quick and Quiet(TM) technology. Plaintiffs claim their technology is incorporated in the Company's sound barrier technology, which was announced on June 7, 2000. The complaint seeks injunctive relief and $800 million in damages. Plaintiffs moved for expedited discovery, which was denied by the court. The court ordered plaintiffs to identify their trade secrets to defendants before discovery can begin. The Company answered the complaint on August 2, 2000 and filed cross-claims for declaratory judgment that two Convolve patents are invalid and not infringed and that the

                               SEAGATE TECHNOLOGY

Company owns any intellectual property based upon any information the company disclosed to Convolve. Convolve served a trade secrets disclosure on August 4, 2000. The Company believes this matter is without merit and intends to defend it vigorously.

Other Matters

     The Company is involved in a number of other judicial and administrative proceedings incidental to its business. Although occasional adverse decisions (or settlements) may occur, the Company believes that the final disposition of such matters will not have a material adverse effect on the Company's financial position or results of operations.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Stockholders and Board of Directors
VERITAS Software Corporation

     We have audited the accompanying consolidated balance sheets of VERITAS Software Corporation as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. Our audits also included the financial statement schedule listed in the index at page F-1. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of VERITAS Software Corporation at December 31, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

                                              /s/ ERNST & YOUNG LLP

San Jose, California
January 25, 2000

                          VERITAS SOFTWARE CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                     ASSETS

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                 1999         1998
                                                              ----------    --------
Current assets:
  Cash and cash equivalents.................................  $  148,244    $139,086
  Short-term investments....................................     544,137      72,040
  Accounts receivable, net of allowance for doubtful
     accounts of $5,693 and $2,572, respectively............     132,180      52,697
  Deferred income taxes.....................................      23,803       4,272
  Other current assets......................................      13,381       9,237
                                                              ----------    --------
          Total current assets..............................     861,745     277,332
Long-term investments.......................................      65,036      31,925
Property and equipment, net.................................      76,958      26,518
Goodwill and other intangibles, net.........................   3,226,749       4,005
Deferred income taxes.......................................          --       7,928
Other assets................................................       2,789       1,409
                                                              ----------    --------
                                                              $4,233,277    $349,117
                                                              ==========    ========
                        LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $   30,229    $  4,958
  Accrued compensation and benefits.........................      35,560      11,267
  Accrued acquisition and restructuring costs...............      24,202         478
  Other accrued liabilities.................................      41,727      10,718
  Income taxes payable......................................       6,804      13,424
  Customer advances.........................................       5,208          --
  Deferred revenue..........................................      86,979      37,645
                                                              ----------    --------
          Total current liabilities.........................     230,709      78,490
Convertible subordinated notes..............................     451,044     100,000
Deferred income taxes.......................................     157,867          --
Other non-current liabilities...............................         596         773
Commitments and contingencies
Stockholders' equity:
  Preferred stock, $.001 par value:
     10,000 shares authorized: none issued and
       outstanding..........................................          --          --
  Common stock, $.001 par value:
     500,000 shares authorized; 390,898 and 214,329 shares
       issued and outstanding at December 31, 1999 and
       1998.................................................         391         214
  Additional paid-in capital................................   3,926,554     199,644
  Accumulated deficit.......................................    (532,374)    (29,416)
  Deferred compensation.....................................          --         (32)
  Accumulated other comprehensive loss......................      (1,510)       (556)
                                                              ----------    --------
          Total stockholders' equity........................   3,393,061     169,854
                                                              ----------    --------
                                                              $4,233,277    $349,117
                                                              ==========    ========

See accompanying notes to consolidated financial statements.

                          VERITAS SOFTWARE CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                       YEARS ENDED DECEMBER 31,
                                                   ---------------------------------
                                                     1999         1998        1997
                                                   ---------    --------    --------
Net revenue:
  User license fees..............................  $ 498,014    $167,703    $ 95,714
  Services.......................................     98,098      43,162      25,411
                                                   ---------    --------    --------
          Total net revenue......................    596,112     210,865     121,125
Cost of revenue:
  User license fees..............................     20,735       8,798       4,731
  Services.......................................     38,161      20,663      11,714
  Amortization of developed technology...........     35,659          --          --
                                                   ---------    --------    --------
          Total cost of revenue..................     94,555      29,461      16,445
                                                   ---------    --------    --------
Gross profit.....................................    501,557     181,404     104,680
Operating expenses:
  Selling and marketing..........................    221,989      76,392      42,868
  Research and development.......................     94,477      40,239      25,219
  General and administrative.....................     34,185      10,505       8,027
  Amortization of goodwill and other
     intangibles.................................    510,943          --          --
  Acquisition and restructuring costs............     11,000          --       8,490
  In-process research and development............    104,200         600          --
                                                   ---------    --------    --------
          Total operating expenses...............    976,794     127,736      84,604
                                                   ---------    --------    --------
Income (loss) from operations....................   (475,237)     53,668      20,076
Interest and other income, net...................     23,328      11,821       4,889
Interest expense.................................    (15,659)     (5,700)     (1,206)
                                                   ---------    --------    --------
Income (loss) before income taxes................   (467,568)     59,789      23,759
Provision for income taxes.......................     35,390       8,141       1,010
                                                   ---------    --------    --------
Net income (loss)................................  $(502,958)   $ 51,648    $ 22,749
                                                   =========    ========    ========
Net income (loss) per share -- basic.............  $   (1.59)   $   0.24    $   0.11
                                                   =========    ========    ========
Net income (loss) per share -- diluted...........  $   (1.59)   $   0.22    $   0.10
                                                   =========    ========    ========
Number of shares used in computing per share
  amounts -- basic...............................    316,892     211,558     205,300
                                                   =========    ========    ========
Number of shares used in computing per share
  amounts -- diluted.............................    316,892     232,519     222,716
                                                   =========    ========    ========

See accompanying notes to consolidated financial statements.

                          VERITAS SOFTWARE CORPORATION

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                                                        NOTES                       ACCUMULATED
                                         COMMON STOCK     ADDITIONAL                  RECEIVABLE                       OTHER
                                       ----------------    PAID-IN     ACCUMULATED       FROM         DEFERRED     COMPREHENSIVE
                                       SHARES    AMOUNT    CAPITAL       DEFICIT     STOCKHOLDERS   COMPENSATION   INCOME (LOSS)
                                       -------   ------   ----------   -----------   ------------   ------------   --------------
BALANCE AT DECEMBER 31, 1996.........  202,676    $203    $  179,207    $(103,813)      $(282)          $(97)         $  (263)
  Components of comprehensive income:
    Net income (loss)................       --      --            --       22,749          --             --               --
    Foreign currency translation
      adjustment.....................       --      --            --           --          --             --             (303)
      Total comprehensive income.....       --      --            --           --          --             --               --
  Exercise of stock options..........    3,750       4         3,266           --          --             --               --
  Issuance of common stock under
    employee stock purchase plan.....    1,147       1         2,506           --          --             --               --
  Payments on notes receivable from
    stockholders.....................       --      --            --           --         282             --               --
  Amortization of deferred
    compensation.....................       --      --            --           --          --             33               --
  Tax benefit related to stock
    options..........................       --      --           700           --          --             --               --
                                       -------    ----    ----------    ---------       -----           ----          -------
BALANCE AT DECEMBER 31, 1997.........  207,573     208       185,679      (81,064)         --            (64)            (566)
  Components of comprehensive income:
    Net income (loss)................       --      --            --       51,648          --             --               --
    Foreign currency translation
      adjustment.....................       --      --            --           --          --             --               10
      Total comprehensive income.....       --      --            --           --          --             --               --
  Exercise of stock options..........    5,547       5        10,398           --          --             --               --
  Issuance of common stock under
    employee stock purchase plan.....    1,209       1         3,567           --          --             --               --
  Amortization of deferred
    compensation.....................       --      --            --           --          --             32               --
                                       -------    ----    ----------    ---------       -----           ----          -------
BALANCE AT DECEMBER 31, 1998.........  214,329     214       199,644      (29,416)         --            (32)            (556)
  Components of comprehensive income:
    Net income (loss)................       --      --            --     (502,958)         --             --               --
    Foreign currency translation
      adjustment.....................       --      --            --           --          --             --             (954)
      Total comprehensive income.....       --      --            --           --          --             --               --
  Exercise of stock options..........   11,909      12       101,940           --          --             --               --
  Issuance of common stock under
    employee stock purchase plan.....      798       1         6,973           --          --             --               --
  Issuance of common stock related to
    the NSMG acquisition.............  155,583     156     3,151,196           --          --             --               --
  Issuance of options to purchase
    shares of common stock related to
    the NSMG acquisition.............       --      --       281,418           --          --             --               --
  Issuance of common stock related to
    the TeleBackup acquisition.......    6,842       7       134,095           --          --             --               --
  Issuance of options to purchase
    shares of common stock related to
    the TeleBackup acquisition.......       --      --         2,762           --          --             --               --
  Issuance of common stock related to
    the NuView acquisition...........    1,436       1        48,526           --          --             --               --
  Amortization of deferred
    compensation.....................       --      --            --           --          --             32               --
                                       -------    ----    ----------    ---------       -----           ----          -------
BALANCE AT DECEMBER 31, 1999.........  390,898    $391    $3,926,554    $(532,374)      $  --           $ --          $(1,510)
                                       =======    ====    ==========    =========       =====           ====          =======


                                           TOTAL
                                       STOCKHOLDERS'
                                          EQUITY
                                       -------------
BALANCE AT DECEMBER 31, 1996.........   $   74,955
  Components of comprehensive income:
    Net income (loss)................       22,749
    Foreign currency translation
      adjustment.....................         (303)
                                        ----------
      Total comprehensive income.....       22,446
  Exercise of stock options..........        3,270
  Issuance of common stock under
    employee stock purchase plan.....        2,507
  Payments on notes receivable from
    stockholders.....................          282
  Amortization of deferred
    compensation.....................           33
  Tax benefit related to stock
    options..........................          700
                                        ----------
BALANCE AT DECEMBER 31, 1997.........      104,193
  Components of comprehensive income:
    Net income (loss)................       51,648
    Foreign currency translation
      adjustment.....................           10
                                        ----------
      Total comprehensive income.....       51,658
  Exercise of stock options..........       10,403
  Issuance of common stock under
    employee stock purchase plan.....        3,568
  Amortization of deferred
    compensation.....................           32
                                        ----------
BALANCE AT DECEMBER 31, 1998.........      169,854
  Components of comprehensive income:
    Net income (loss)................     (502,958)
    Foreign currency translation
      adjustment.....................         (954)
                                        ----------
      Total comprehensive income.....     (503,912)
  Exercise of stock options..........      101,952
  Issuance of common stock under
    employee stock purchase plan.....        6,974
  Issuance of common stock related to
    the NSMG acquisition.............    3,151,352
  Issuance of options to purchase
    shares of common stock related to
    the NSMG acquisition.............      281,418
  Issuance of common stock related to
    the TeleBackup acquisition.......      134,102
  Issuance of options to purchase
    shares of common stock related to
    the TeleBackup acquisition.......        2,762
  Issuance of common stock related to
    the NuView acquisition...........       48,527
  Amortization of deferred
    compensation.....................           32
                                        ----------
BALANCE AT DECEMBER 31, 1999.........   $3,393,061
                                        ==========

See accompanying notes to consolidated financial statements.

                          VERITAS SOFTWARE CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                    YEARS ENDED DECEMBER 31,
                                                              ------------------------------------
                                                                 1999         1998         1997
                                                              ----------    ---------    ---------
Cash flows from operating activities:
  Net income (loss).........................................  $ (502,958)   $  51,648    $  22,749
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
    Depreciation and amortization...........................      24,126        7,346        3,113
    Amortization of goodwill and other intangibles..........     510,943           --           --
    Amortization of developed technology....................      35,659           --           --
    In-process research and development.....................     104,200          600           --
    Restructuring costs.....................................         948           --        1,218
    Amortization of original issue discount on convertible
      notes.................................................       5,402           --           --
    Deferred income taxes...................................     (36,775)      (8,000)      (4,200)
    Changes in operating assets and liabilities, net of
      effects of business acquisitions:
      Accounts receivable...................................     (77,174)     (22,127)     (14,601)
      Other receivable......................................      22,935           --           --
      Other assets..........................................      (3,367)      (8,136)        (267)
      Accounts payable......................................      19,389        3,469         (208)
      Accrued compensation and benefits.....................      17,539        4,611        3,480
      Accrued acquisition and restructuring costs...........     (15,269)          --           --
      Other accrued liabilities.............................      10,169        2,525        2,387
      Income taxes payable..................................      (8,956)      10,694        3,779
      Customer advances and deferred revenue................      37,203       20,167        9,370
                                                              ----------    ---------    ---------
Net cash provided by operating activities...................     144,014       62,797       26,820
Cash flows from investing activities:
  Purchases of investments..................................    (764,097)    (284,819)    (144,907)
  Investment maturities.....................................     258,891      296,048       79,921
  Payment received on note..................................          --           --          108
  Purchase of property and equipment........................     (59,671)     (23,424)      (6,181)
  Cash acquired from Seagate Software.......................       1,044           --           --
  Cash acquired from TeleBackup.............................       1,493           --           --
  Purchase of NuView, Inc. .................................     (11,400)          --           --
  Purchase of Frontier Software Devel. Pvt. Ltd. ...........      (1,325)          --           --
  Purchase of Windward Technologies, Inc. ..................          --       (1,250)          --
  Purchase of other businesses and technologies.............      (1,900)          --           --
                                                              ----------    ---------    ---------
Net cash used for investing activities......................    (576,965)     (13,445)     (71,059)
Financing activities:
  Proceeds from issuance of common stock....................     108,926       13,971        5,777
  Net proceeds from issuance of convertible debt............     334,137           --       97,500
  Payments of notes payable.................................          --           --         (612)
  Payments on notes receivable from stockholders............          --           --          282
                                                              ----------    ---------    ---------
Net cash provided by financing activities...................     443,063       13,971      102,947
Effect of exchange rate changes.............................        (954)         134         (490)
                                                              ----------    ---------    ---------
Net increase in cash and cash equivalents...................       9,158       63,457       58,218
Cash and cash equivalents at beginning of year..............     139,086       75,629       17,411
                                                              ----------    ---------    ---------
Cash and cash equivalents at end of year....................  $  148,244    $ 139,086    $  75,629
                                                              ==========    =========    =========
Supplemental disclosures:
  Cash paid for interest....................................  $    5,300    $   5,521    $      --
                                                              ==========    =========    =========
  Cash paid for income taxes................................  $   15,834    $   6,245    $   1,703
                                                              ==========    =========    =========
Supplemental schedule of noncash investing and financing
  transactions:
  Issuance of common stock and options for business
    acquisitions............................................  $3,618,161    $      --    $      --
                                                              ==========    =========    =========

See accompanying notes to consolidated financial statements.

                          VERITAS SOFTWARE CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     VERITAS Software Corporation (the Company), a Delaware corporation, is a leading independent supplier of storage management software. The Company's products help its customers manage complex and diverse computing environments efficiently and cost-effectively by making sure that their data is protected, can be accessed at all times, and can be managed and used in compliance with business policies. The Company's products help to improve the levels of centralization, control, automation and manageability in computing environments, they allow information technology, or IT, managers to be more effective with constrained resources and limited budgets. Its products offer protection against data loss and file corruption, allow rapid recovery after disk or computer system failure, enable IT managers and end users to work efficiently with large numbers of files, and make it possible to manage data distributed on large networks of computer systems without harming productivity or interrupting users. In addition, the Company's products provide continuous availability of data in clustered computer systems that share disk resources to maintain smooth business operations. Its products are highly scalable in order to keep up with the rapid growth of data and technologies deployed in businesses. The Company develops and sells products for all popular operating systems, including versions of UNIX and Windows NT. Its software solutions are used in a broad spectrum of industries, including many leading global corporations and e-commerce businesses. The Company also provides a full range of services to assist its customers in planning and implementing their storage management solutions. The Company markets its products and services to original equipment manufacturers and end user customers through a combination of direct sales and indirect sales channels such as resellers, value-added resellers, hardware distributors, application software vendors and systems integrators.

     Basis of Presentation

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

     Stock splits

     On June 7, 1999, the Company announced a two-for-one stock split in the form of a stock dividend paid on July 8, 1999 to stockholders of record on June 18, 1999. On October 14, 1999, the Company announced a three-for-two split in the form of a stock dividend paid on November 19, 1999 to stockholders of record on November 2, 1999. On January 27, 2000, the Company announced a three-for-two split in the form of a stock dividend paid on March 3, 2000 to stockholders of record on February 18, 2000. All share and per share data have been restated to give retroactive effect to the these stock splits.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

                          VERITAS SOFTWARE CORPORATION

     Cash, Cash Equivalents and Short-Term Investments

     Cash and cash equivalents include cash and highly liquid investments with insignificant interest rate risk and with original maturities of three months or less when purchased. The Company invests its excess cash in diversified instruments maintained primarily in U.S. financial institutions in an effort to preserve principal and to maintain safety and liquidity.

     Short-term investments include investments with original maturities of one year or less when purchased. The Company has determined its short-term investments are held to maturity under the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities", (SFAS No. 115) and accordingly such amounts are recorded at amortized cost.

     At December 31, 1999, amortized cost approximated fair value for all cash equivalents and short-term investments. To date, there have been no significant realized or unrealized gains or losses on the short-term investments.

     Long-Term Investments

     Investments with remaining maturities greater than one year from date of purchase are classified as long-term. The Company accounts for its long-term investments in accordance with SFAS No. 115 and these investments are classified as held to maturity as of the balance sheet date. At December 31, 1999, amortized cost approximated fair value for all long-term investments and, to date, there have been no significant realized or unrealized gains or losses on the Company's long-term investments.

     Property and Equipment

     Property and equipment are recorded at cost. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives or, in the case of leasehold improvements, the term of the related lease, if shorter. The estimated useful lives of furniture and equipment and computer equipment is generally three to five years. The Company also depreciates a building located in India over fifteen years. Depreciation and amortization of property and equipment charged to costs and expenses was approximately $23.1 million for the year ended December 31, 1999, $6.9 million for the year ended December 31, 1998 and $3.1 million for the year ended December 31, 1997.

     Goodwill and other intangibles

     Goodwill represents the excess of the purchase price of net tangible and intangible assets acquired in business combinations over their estimated fair value. Other intangibles mainly represent distribution channels, original equipment manufacturer agreements, developed technology, assembled workforce and trademarks acquired in business combinations. Goodwill and other intangibles are being amortized on a straight-line basis over their estimated useful life of four years. The Company reviews goodwill and other intangibles to assess recoverability from future operations using undiscounted cash flows. In management's opinion, no material impairment exists at December 31, 1999. Accumulated amortization of goodwill and other intangibles was $548.6 million as of December 31, 1999 and $0.5 million as of December 31, 1998.

                          VERITAS SOFTWARE CORPORATION

     Revenue Recognition

     In October of 1997 the Accounting Standards Executive Committee issued Statement of Position (SOP) 97-2 "Software Revenue Recognition", which has been amended by SOP 98-4 and SOP 98-9. These statements set forth generally accepted accounting principles for recognizing revenue on software transactions. SOP 97-2, as amended by SOP 98-4, was effective for revenue recognized under software license and service arrangements beginning January 1, 1998. SOP 98-9 amends SOP 97-2 and requires recognition of revenue using the "residual method" when certain criteria are met. The implementation of these provisions of SOP 98-9 will be effective for the Company's fiscal year ending December 31, 2000. The Company does not believe the impact of SOP 98-9 will be material to its financial position, results of operations and cash flows.

     The Company derives revenue from software licenses and customer support and other services. Service revenue includes contracts for software maintenance and technical support, consulting, training, and porting fees. In software arrangements that include rights to multiple software products and/or services, the Company allocates the total arrangement fee among each of the deliverables based on the relative fair value of each of the deliverables, determined based on vendor-specific objective evidence of fair value.

     The Company recognizes revenue from licensing of software products to an end user upon delivery of the software product to the customer, unless the fee is not fixed or determinable, or collectibility is not considered probable. For licensing of the Company's software to OEMs, revenue is not recognized until the software is sold by the OEM to an end-user customer. For licensing of the Company's software through our indirect sales channels, revenue is recognized when the software is sold by the reseller, value-added reseller or distributor to an end-user customer. The Company considers all arrangements with payment terms extending beyond twelve months and other arrangements with payment terms longer than normal not to be fixed or determinable. If collectibility is not considered probable, revenue is recognized when the fee is collected.

     Customer support revenue is recognized on a straight-line basis over the period that the support is provided. Other software service arrangements are evaluated to determine whether those services are essential to the functionality of the other elements of the arrangement. When software services are considered essential, revenue under the arrangement is recognized using contract accounting. When software services are not considered essential, the revenue allocable to the software services is recognized as the services are performed. The Company generally considers software services essential unless the software is paid for before the services commence and the services are limited to training or normal installation.

     Revenue is recognized using contract accounting for arrangements involving customization or modification of the software or where software services are considered essential to the functionality of the software. Revenue from these software arrangements is recognized using the percentage-of-completion method with progress-to-completion measured using labor cost inputs.

                          VERITAS SOFTWARE CORPORATION

     Software Development Costs

     Under Statement of Financial Accounting Standards No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," certain software development costs incurred subsequent to the establishment of technological feasibility are capitalized and amortized over the estimated lives of the related products. Technological feasibility is established upon completion of a working model, which is typically demonstrated by initial beta shipment. The period between the achievement of technological feasibility and the general release of the Company's products has been of short duration. As of December 31, 1999 such capitalizable software development costs were insignificant and all software development costs have been charged to research and development expense in the accompanying consolidated statements of operations.

     Concentrations of Credit Risk

     Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of investments in debt securities and trade receivables. The Company primarily invests its excess cash in commercial paper rated A-1/P-1, medium-term notes, corporate notes, government securities, market auction preferreds with approved financial institutions, and other specific money market instruments of similar liquidity and credit quality. The Company is exposed to credit risks in the event of default by the financial institutions or issuers of investments to the extent recorded on the balance sheet. The Company generally does not require collateral. The Company maintains allowances for credit losses, and such losses have been within management's expectations. For the years ended December 31, 1999 and 1997 no customer accounted for greater than 10% of revenues. For the year ended December 31, 1998, one customer accounted for approximately 12% or $25.8 million of the Company's revenue.

     Net Income Per Share

     Basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common shares and dilutive potential common shares outstanding during the period. Dilutive common shares consist of employee stock options using the treasury stock method and common shares issued assuming conversion of the convertible subordinated notes, if dilutive.

     Accounting for Stock-Based Compensation

     The Company accounts for employee stock based compensation in accordance with APB Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations. Pro forma net income and net income per share disclosures required by Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation", are included in Note 9.

     Translation of Foreign Currencies

     Assets and liabilities of certain foreign subsidiaries, whose functional currency is the local currency, are translated at year-end exchange rates. Income and expense items are

                          VERITAS SOFTWARE CORPORATION
translated at the average rates of exchange prevailing during the year. The adjustment resulting from translating the financial statements of such foreign subsidiaries is reflected as a separate component of stockholder's equity. Certain other transaction gains or losses, which have not been material, are reported in results of operations.

     Impairment of Long-Lived Assets

     The Company reviews the assets for impairment and determines whether an event or change in facts and circumstances indicates that the carrying amount of property and equipment or other long-lived assets may not be recoverable. The Company determines recoverability of the assets by comparing the carrying amount of the asset to net future undiscounted cash flows that the asset is expected to generate. The impairment recognized is the amount by which the carrying amount exceeds the fair market value of the asset. No events or changes in facts and circumstances occurred during the year that would indicate that any impairment of assets existed.

     Recent Accounting Pronouncements

     In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No.
133). SFAS No. 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. The Company will be required to implement SFAS No. 133 as of the beginning of its fiscal year 2001. The Company's exchange rate hedging activities have been insignificant to date and the Company does not believe the impact of SFAS No. 133 will be material to its financial position, results of operations or cash flows.

     In December 1998, the AICPA issued SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions". SOP 98-9 amends SOP 97-2 "Software Revenue Recognition" to require recognition of revenue using the "residual method" when certain criteria are met. The Company will be required to implement these provisions of SOP 98-9 for its fiscal year ending December 31, 2000. SOP 98-9 also amends SOP 98-4, an earlier amendment to SOP 97-2, which extended the deferral of the application of certain passages of SOP 97-2. The Company does not believe the impact of SOP 98-9 will be material to the Company's financial position, results of operations or cash flows.

NOTE 2. BUSINESS COMBINATIONS

     On May 28, 1999, the Company acquired the Network & Storage Management Group business of Seagate Software, Inc., which the Company refers to as "NSMG." The NSMG business develops and markets software products and provides related services enabling information technology professionals to manage distributed network resources and to secure and protect enterprise data. Its products offer features such as system backup, disaster recovery, migration, replication, automated client protection, storage resource management, scheduling, event correlation and desktop management. In connection with the NSMG acquisition, in consideration for the contribution of assets and liabilities related to the NSMG business by Seagate Technology, Inc., Seagate Software, Inc., and their respective subsidiaries, and based on the average closing price of our common stock of

                          VERITAS SOFTWARE CORPORATION

$20.26 per share for 5 days before and after June 7, 1999, the measurement date for the transaction, the Company issued 155,583,486 shares of its common stock to Seagate Software, Inc. and issued options to purchase 15,626,358 shares of its common stock to its employees who were former NSMG employees. The Company accounted for the NSMG acquisition using the purchase method of accounting, and incurs charges of $221.5 million per quarter primarily related to the amortization of developed technology, goodwill and other intangibles over their estimated useful life of four years. The total NSMG purchase price was $3,464.5 million and included $3,151.4 million for the issuance of our common stock, $269.7 million for the exchange of options to purchase our common stock and $43.4 million of acquisition-related costs. The purchase price was allocated, based on an independent valuation, to goodwill of $3,015.8 million, distribution channels of $233.8 million, original equipment manufacturer agreements of $23.4 million, developed technology of $233.7 million, assembled workforce of $12.8 million, trademarks of $22.8 million, in-process research and development of $101.2 million, net deferred tax liabilities of $179.5 million, other intangibles of $1.5 million and tangible net liabilities assumed of $1.0 million. For 1999, the Company recorded $482.5 million for the amortization of goodwill and other intangibles, and $34.1 million for the amortization of developed technology related to this acquisition. The Consolidated Statements of Operations include the results of operations of NSMG subsequent to the acquisition date.

     Acquisition-related costs consist of direct transaction costs of $20.0 million, operating lease commitments on duplicative facilities of $8.2 million and involuntary termination benefits of $15.2 million. Non-cash charges included in the acquisition-related costs approximate $11.7 million. At December 31, 1999, $17.4 million in direct transaction costs, $0.3 million in operating lease commitments on duplicative facilities and $1.8 million in involuntary termination benefits were paid against the acquisition-related costs accrual and $11.7 million of non-cash involuntary termination benefits were charged against the acquisition-related costs accrual. The remaining acquisition-related costs accrual of $12.2 million is anticipated to be utilized primarily for servicing operating lease payments or negotiated buyout of operating lease commitments, the lease terms of which will expire at various times through the year 2013. In addition, the Company recorded a restructuring charge of $11.0 million in 1999 as a result of the NSMG acquisition. This restructuring charge related to exit costs with respect to duplicative facilities that the Company plans to vacate, which include $0.9 million of write-off of redundant equipment and leasehold improvements, and involuntary termination benefits. Involuntary termination benefits relate to the salary and fringe benefit expense for terminated employees in research and development. Involuntarily terminated employees represented approximately 2% of the global workforce. At December 31, 1999, $0.9 million in severance costs were paid against the restructuring charge accrual and $0.9 million of write-off of redundant equipment and leasehold improvements had been written off. The remaining restructuring charge accrual of $9.2 million is anticipated to be utilized primarily for servicing operating lease payments or negotiated buyout of operating lease commitments, the lease terms of which will expire at various times through the year 2012.

     On June 1, 1999 the Company acquired TeleBackup Systems, Inc., which the Company refers to as "TeleBackup." TeleBackup designs, develops and markets software solutions for local and remote backup and recovery of electronic information stored on networked, remote and mobile personal computers. TeleBackup became a wholly owned

                          VERITAS SOFTWARE CORPORATION
subsidiary of the Company in exchange for the issuance of 6,842,795 shares of either its common stock or exchangeable shares to the holders of TeleBackup common shares and the exchange of options to purchase 154,706 shares of its common stock to its employees who were former employees of TeleBackup. The Company accounted for the TeleBackup acquisition using the purchase method of accounting, and incurs charges of $9.0 million per quarter primarily related to the amortization of developed technology, goodwill and other intangibles over their estimated useful life of four years. Based on the average closing price of our common stock of $19.60 per share for 5 days before and after June 1, 1999, the measurement date for the transaction, the total purchase price for TeleBackup was $143.1 million. The TeleBackup purchase price included $134.1 million related to the issuance of our common stock, $2.8 million for the issuance of options to purchase our common stock and $6.2 million in acquisition-related costs. The acquisition costs of $6.2 million consist primarily of direct transaction costs and involuntary termination benefits. At December, 1999, of the total $6.2 million acquisition costs, the Company paid $5.3 million in direct transaction costs with the majority of the remaining $0.9 million anticipated to be utilized by May 2000. The purchase price was allocated, based on an independent valuation, to goodwill of $133.1 million, distribution channels of $1.0 million, original equipment manufacturer agreements of $2.1 million, developed technology of $6.6 million, assembled workforce of $0.3 million, trademarks of $1.3 million, in-process research and development of $1.9 million, net deferred tax liabilities of $3.0 million and tangible net liabilities assumed of $0.2 million. For 1999, the Company recorded $20.1 million for amortization of goodwill and other intangibles, and $1.0 million for the amortization of developed technology related to this acquisition. The Consolidated Statements of Operations include the results of operations of TeleBackup subsequent to the acquisition date.

     On August 10, 1999, the Company acquired certain assets of NuView, Inc., which the Company refers to as "NuView". Under an asset purchase agreement, the Company acquired certain assets of NuView, including its Windows NT cluster management solution, Cluster X, for a total cost of approximately $67.9 million. The Company accounted for the acquisition using the purchase method of accounting, and incurs charges of $4.3 million per quarter primarily related to the amortization of developed technology, goodwill and other intangibles over their estimated useful life of four years. The purchase price included $47.7 million related to the issuance of the Company's common stock, $0.8 million for the issuance of options to purchase the Company's common stock to former NuView employees, $0.2 million in acquisition-related costs and $19.2 million payable in cash, of which $11.4 million has been paid. The purchase price was allocated, based on an independent valuation, to goodwill of $62.6 million, developed technology of $2.4 million, assembled workforce of $0.6 million, trademarks of $0.3 million, covenant-not-to-compete of $0.9 million and in-process research and development of $1.1 million. For 1999, the Company recorded $8.1 million for amortization of goodwill and other intangibles, and $0.3 million for the amortization of developed technology related to this acquisition. The Consolidated Statements of Operations include the results of operations of NuView subsequent to the acquisition date.

     The following unaudited pro forma summary results of operations data have been prepared assuming that the NSMG, TeleBackup and NuView acquisitions had occurred at the beginning of the periods presented. The consolidated results are not necessarily

                          VERITAS SOFTWARE CORPORATION
indicative of results of future operations nor of results that would have occurred had the acquisitions been consummated as of the beginning of the periods presented. The pro forma information excludes the impact of the one-time charges related to in-process research and development costs of $104.2 million and the restructuring charges of $11.0 million recorded in 1999 (in thousands, except per share amounts):

                                               1999         1998
                                             ---------    ---------
Net revenue................................  $ 700,027    $ 409,998
                                             =========    =========
Net loss...................................  $(738,049)   $(814,993)
                                             =========    =========
Basic and diluted net loss per share.......  $   (1.93)   $   (2.18)
                                             =========    =========

     Effective April 25, 1997, the Company merged with OpenVision, a publicly-held company that provided storage management applications and services for client/server computing environments. This transaction was accounted for as a pooling of interests. Approximately 65,745,000 shares of the Company's common stock were issued in the OpenVision merger and the Company reserved approximately 9,780,000 shares of its common stock for issuance pursuant to the assumption of outstanding options, warrants and other rights to purchase OpenVision common stock.

     The following information shows revenue and net income of the separate companies during the periods preceding the merger (in thousands):

                                                             1997
                                                           --------
Net revenue:
  VERITAS................................................  $ 12,454
  OpenVision.............................................    13,156
  Combined company.......................................    95,515
                                                           --------
                                                           $121,125
                                                           ========
Net income:
  VERITAS................................................  $  3,752
  OpenVision.............................................     1,665
  Combined company.......................................    17,332
                                                           --------
                                                           $ 22,749
                                                           ========

     Note: April 1, 1997 was used as an approximation of the effective date of the Merger.

     As a result of the OpenVision merger, the Company incurred charges to operations of $8.5 million during the second quarter of 1997, consisting of approximately $4.2 million for transaction fees and professional services, $1.9 million for contract terminations and asset write-offs and $2.4 million for other costs incident to the merger. Of the total charge, $1.2 million resulted from the write-down of redundant assets and facilities, primarily consisting of intangible assets related to a prior acquisition which became redundant as a result of OpenVision having a similar product line. The remaining $7.3 million, involving banking, legal and accounting fees and other direct costs and payments in connection with the elimination of duplicative facilities, was fully paid as of December 31, 1999.

                          VERITAS SOFTWARE CORPORATION

NOTE 3. CASH, CASH EQUIVALENTS AND INVESTMENTS

     Cash, cash equivalents and short-term investments consist of the following (in thousands):

                                                   DECEMBER 31,
                                               --------------------
                                                 1999        1998
                                               --------    --------
Cash and cash equivalents:
  Cash.......................................  $ 55,233    $  6,893
  Money market funds.........................     5,234         172
  Commercial paper...........................    77,771     132,021
  Corporate notes............................    10,006          --
                                               --------    --------
Cash and cash equivalents....................   148,244     139,086
                                               --------    --------
Short-term investments:
  Commercial paper...........................   207,465       1,357
  Market auction preferreds..................    11,713      20,659
  Government securities......................    91,599          --
  Corporate notes............................   233,360      50,024
                                               --------    --------
Short-term investments.......................   544,137      72,040
                                               --------    --------
Cash, cash equivalents and short-term
  investments................................  $692,381    $211,126
                                               ========    ========

     Long-term investments consist of the following (in thousands):

                                                   DECEMBER 31,
                                                -------------------
                                                 1999        1998
                                                -------     -------
Long-term investments:
  Government securities.......................  $18,838     $ 9,497
  Medium-term corporate notes.................   46,198      22,428
                                                -------     -------
Long-term investments.........................  $65,036     $31,925
                                                =======     =======

NOTE 4. PROPERTY AND EQUIPMENT

     Property and equipment is stated at cost and consisted of the following (in thousands):

                                                   DECEMBER 31,
                                               --------------------
                                                 1999        1998
                                               --------    --------
Furniture and equipment......................  $ 24,176    $  6,962
Computer equipment...........................    96,828      34,251
Building.....................................     1,445       1,008
Leasehold improvements.......................    17,266       3,765
                                               --------    --------
                                                139,715      45,986
Less -- accumulated depreciation and
  amortization...............................   (62,757)    (19,468)
                                               --------    --------
Property and equipment, net..................  $ 76,958    $ 26,518
                                               ========    ========

NOTE 5. CONVERTIBLE SUBORDINATED NOTES

     In October 1997, the Company issued $100.0 million of 5.25% convertible subordinated notes due 2004 (the "5.25% notes"), for which the Company received net

                          VERITAS SOFTWARE CORPORATION
proceeds of $97.5 million. The Company and its wholly-owned subsidiary, VERITAS Operating Corporation, are co-obligors on the 5.25% notes and are unconditionally and jointly and severally liable for all payments under the notes. The 5.25% notes provide for semi-annual interest payments of $2.6 million each May 1 and November 1. The 5.25% notes are convertible into shares of the Company's common stock at any time prior to the close of business on the maturity date, unless previously redeemed or repurchased, at a conversion price of $9.56 per share, subject to adjustment in certain events, equivalent to a conversion rate of 104.65 shares of common stock per $1,000 principal amount at maturity. On or after November 5, 2002, the 5.25% notes will be redeemable over the period of time until maturity at our option at declining premiums to par. The debt issuance costs are being amortized over the term of the 5.25% notes using the interest method. The fair value of the 5.25% notes as of December 31, 1999 was $1,000.9 million based on the quoted value on the convertible debt market. The fair value of the 5.25% notes as of December 31, 1998 and 1997 was $139.1 million and $100.0 million calculated using the per share conversion price on the principal amount of the notes and the closing price of VERITAS' stock.

     In August 1999, the Company and its wholly-owned subsidiary, VERITAS Operating Corporation, issued $465.8 million, aggregate principal amount at maturity, of 1.856% convertible subordinated notes due 2006 (the "1.856% notes") for which the Company received net proceeds of approximately $334.1 million. The interest rate of 1.856% together with the accrual of original issue discount represent a yield to maturity of 6.5%. VERITAS and VERITAS Operating Corporation are co-obligors on the 1.856% notes and are unconditionally and jointly and severally liable for all payments under the notes. The 1.856% notes provide for semi-annual interest payments of $4.3 million each February 13 and August 13, commencing February 13, 2000. The 1.856% notes are convertible into shares of the Company's common stock at any time prior to the close of business on the maturity date, unless previously redeemed or repurchased, at a conversion price of $35.80 per share, subject to adjustment in certain events, equivalent to a conversion rate of 27.934 shares of common stock per $1,000 principal amount at maturity. On or after August 16, 2002, the 1.856% notes will be redeemable over the period of time until maturity at the Company's option at issuance price plus accrued original issue discount and any accrued interest. The debt issuance costs are being amortized over the term of the 1.856% notes using the interest method. The fair value of the 1.856% notes as of December 31, 1999 was $1,259.3 million based on the quoted value on the convertible debt market.

NOTE 6. SUMMARY FINANCIAL INFORMATION OF SUBSIDIARY

     VERITAS and its wholly-owned subsidiary, VERITAS Operating Corporation, are co-obligors on VERITAS' 5.25% convertible subordinated notes due 2004 and 1.856% convertible subordinated notes due 2006. In accordance with Staff Accounting Bulletin No. 53, Financial Statement Requirements in Filings Involving the Guarantee of Securities by the Parent, VERITAS provides the following unaudited summary financial information with respect to VERITAS Operating Corporation. The following presents the operations of, and the assets held by, the legal entity VERITAS Operating Corporation and does not necessarily, nor is it intended to, represent the operations of VERITAS Operating

                          VERITAS SOFTWARE CORPORATION

Corporation had it continued as a separate entity absent the NSMG acquisition (in thousands):

                                                         1999        1998
                                                       --------    --------
STATEMENT OF OPERATIONS DATA:
Total net revenue....................................  $451,095    $210,865
Amortization of goodwill and other intangibles.......    28,441          --
In-process research and development..................     3,000          --
Acquisition and restructuring costs..................        --          --
Income from operations...............................    96,714      53,668
Net income...........................................    65,488      51,648
BALANCE SHEET DATA:
Working capital......................................  $530,672    $198,842
Goodwill and other intangibles.......................   199,590          --
Total assets.........................................   987,359     349,117
Long-term obligations................................   451,629     100,773
Retained earnings (accumulated deficit)..............    36,072     (29,416)
Stockholders' equity.................................   433,478     169,854

NOTE 7. COMMITMENTS AND CONTINGENCIES

     The Company currently has operating leases for its facilities through October 31, 2012. Rental expense under operating leases was approximately $15.6 million, $6.1 million and $4.3 million for the years ended December 31, 1999, 1998, and 1997, respectively. In addition to the basic rent, the Company is responsible for all taxes, insurance and utilities related to the facilities. The approximate minimum lease payments as of December 31, 1999 are as follows (in thousands):

2000.....................................  $ 23,549
2001.....................................    21,453
2002.....................................    18,195
2003.....................................    17,039
2004.....................................    15,267
Thereafter...............................    39,599
                                           --------
Minimum lease payments...................  $135,102
                                           ========

     In the ordinary course of business, various lawsuits and claims have been filed against the Company. While the outcome of these matters is currently not determinable, management believes that the ultimate resolution of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

NOTE 8. BENEFIT PLANS

     The Company has adopted a retirement savings plan (the VERITAS Software 401(k) Plan), qualified under Section 401(k) of the Internal Revenue Code, which is a pretax savings plan covering substantially all United States employees. Under the plan employees may contribute up to 20% of their pretax salary, subject to certain limitations. Employees

                          VERITAS SOFTWARE CORPORATION
are eligible to participate beginning the first day of the month following their date of hire. The Company matches approximately 50% of the employee contributions up to $2,500 per year and contributed approximately $3.1 million in 1999. For 1998 and 1997, the Company matched approximately 25% of the employee contributions up to $1,200 per year and contributed approximately $0.6 million in 1998 and $0.3 million in 1997.

NOTE 9. STOCK COMPENSATION PLANS

     At December 31, 1999, the Company had three stock-based compensation plans, which are described below. The Company applies APB Opinion No. 25 and related interpretations in accounting for its plans. Since the exercise price of options granted under such plans is generally equal to the market value on the date of grant, no compensation cost has been recognized for grants under its stock option plans and stock purchase plans. If compensation cost for the Company's stock-based compensation plans had been determined consistent with SFAS No. 123, the Company's net income (loss) and earnings (loss) per share would have been reduced to the pro forma amounts indicated below (in thousands, except per share amounts):

                                               1999        1998       1997
                                             ---------    -------    -------
Net income (loss)
  As reported..............................  $(502,958)   $51,648    $22,749
  Pro forma................................  $(540,474)   $32,102    $12,358
Basic earnings (loss) per share
  As reported..............................  $   (1.59)   $  0.24    $  0.11
  Pro forma................................  $   (1.71)   $  0.15    $  0.06
Diluted earnings (loss) per share
  As reported..............................  $   (1.59)   $  0.22    $  0.10
  Pro forma................................  $   (1.71)   $  0.14    $  0.06

     SFAS No. 123 is only applicable to options granted subsequent to January 1, 1995. As a result, the pro forma effect of adopting SFAS No. 123 is not fully reflected until the year ending December 31, 1999.

     Stock Option Plans

     The Company has two stock option plans. The Company's 1993 Equity Incentive Plan (the 1993 Plan) provides for the issuance of either incentive or nonstatutory stock options to employees and consultants of the Company. The options generally are granted at the fair market value of the Company's common stock at the date of grant, expire ten years from the date of grant, vest over a four-year period and are exercisable immediately upon vesting. The Company has reserved 89,596,000 shares of common stock for issuance under the 1993 Plan. The Company has also reserved 2,531,250 shares for issuance under the Company's 1993 Director's Stock Option Plan (the Director's Plan). Generally options expire ten years from date of grant, vest over the term of each directors board membership and are exercisable immediately upon vesting. As of December 31, 1999, 39,840,353 shares were available for future grant under the plans.

     For the pro forma amounts determined under SFAS No. 123, as set forth above, the fair value of each option grant is estimated on the date of grant using the Black-Scholes

                          VERITAS SOFTWARE CORPORATION
option-pricing model with the following weighted-average assumptions used for grants in 1999, 1998 and 1997: risk-free interest rates averaging 5.55% in 1999, 5.15% in 1998 and 6.19% in 1997; a dividend yield of 0.0% for all years; a weighted-average expected life of 5 years for all years; and a volatility factor of the expected market price of the Company's common stock of 0.65 for 1999,
0.65 for 1998 and 0.60 for 1997.

     A summary of the status of the Company's stock option plans (including the options assumed in the Acquisitions and the Merger) as of December 31, 1999, 1998 and 1997 and changes during the years ended on those dates is presented below (number of shares in thousands):

                                      1999                    1998                    1997
                              ---------------------   ---------------------   ---------------------
                                          WEIGHTED-               WEIGHTED-               WEIGHTED-
                                           AVERAGE                 AVERAGE                 AVERAGE
                               NUMBER     EXERCISE     NUMBER     EXERCISE     NUMBER     EXERCISE
                              OF SHARES     PRICE     OF SHARES     PRICE     OF SHARES     PRICE
                              ---------   ---------   ---------   ---------   ---------   ---------
Outstanding at beginning of
  year......................    36,948     $ 4.88       34,601      $2.86       25,817      $1.58
Granted.....................    16,717     $23.36       10,469      $9.76       14,369      $4.68
Assumed in business
  combinations..............    15,896     $ 3.40           --      $  --           --      $  --
Exercised...................   (11,909)    $ 3.21       (5,547)     $1.88       (3,474)     $0.92
Forfeited...................    (3,230)    $ 9.07       (2,575)     $4.03       (2,111)     $2.94
                              --------     ------      -------      -----      -------      -----
Outstanding at end of
  year......................    54,422     $10.28       36,948      $4.88       34,601      $2.86
                              ========     ======      =======      =====      =======      =====
Options exercisable at year
  end.......................    22,625                  15,201                  11,516
Weighted-average fair value
  of options granted during
  the year..................  $  13.93                 $  5.75                 $  2.69

     The following table summarizes information about stock options outstanding at December 31, 1999 (number of shares in thousands):

                           OPTIONS OUTSTANDING                 OPTIONS EXERCISABLE
                 ----------------------------------------   --------------------------
                                   WEIGHTED-
                     NUMBER         AVERAGE     WEIGHTED-       NUMBER       WEIGHTED-
                 OUTSTANDING AT    REMAINING     AVERAGE    EXERCISABLE AT    AVERAGE
   RANGE OF       DECEMBER 31,    CONTRACTUAL   EXERCISE     DECEMBER 31,    EXERCISE
EXERCISE PRICES       1999           LIFE         PRICE          1998          PRICE
---------------  --------------   -----------   ---------   --------------   ---------
$ 0.01 - $ 1.66       5,637          5.34        $ 0.99          5,326        $ 0.98
$ 1.68 - $ 2.42       6,285          6.91        $ 2.06          4,243        $ 2.08
$ 2.43 - $ 3.68       5,964          6.81        $ 2.73          3,641        $ 2.68
$ 3.70 - $ 4.79       7,265          8.01        $ 4.49          3,058        $ 4.55
$ 4.84 - $ 8.58       6,319          7.88        $ 6.31          2,779        $ 6.08
$ 8.70 - $11.33       5,519          8.48        $10.11          1,795        $10.01
$12.00 - $17.56       6,286          9.24        $16.09            973        $15.69
$17.94 - $21.81       7,891          9.50        $20.67            775        $20.35
$23.33 - $62.83       3,001          9.74        $37.87             35        $30.35
$72.12 - $72.13         255          9.96        $72.13             --        $72.13
                     ------          ----        ------         ------        ------
$ 0.01 - $72.13      54,422          7.97        $10.28         22,625        $ 4.63
                     ======          ====        ======         ======        ======

                          VERITAS SOFTWARE CORPORATION

EMPLOYEE STOCK PURCHASE PLANS

     Under the Company's 1993 Employee Stock Purchase Plan (the 1993 Purchase
Plan), the Company is authorized to issue up to 21,910,295 shares of common stock to its full-time employees, nearly all of whom are eligible to participate. Under the terms of the 1993 Purchase Plan, employees can choose to have up to 10% of their wages withheld to purchase the Company's common stock. The purchase price of the stock is 85% of the lower of the subscription date fair market value and the purchase date fair market value.

     Substantially all of the eligible employees have participated in the either the 1993 Purchase Plan or the 1996 Purchase Plan in 1999, 1998 and 1997. Under the 1993 Purchase Plan, the Company issued 796,495 shares to employees in 1999, 764,573 shares in 1998, and 672,075 shares in 1997.

     In accordance with APB 25, the Company does not recognize compensation cost related to employee purchase rights under the Plan. To comply with the pro forma reporting requirements of SFAS No. 123, compensation cost is estimated for the fair value of the employees' purchase rights using the Black-Scholes option-pricing model with the following assumptions for these rights granted in 1999, 1998 and 1997: a dividend yield of 0.0% for all years; an expected life ranging up to 2 years for all years; an expected volatility factor of 0.65 in 1999, 0.65 in 1998 and 0.60 in 1997; and risk-free interest rates ranging from 4.57% to 5.77% in 1999, from 5.14% to 5.39% in 1998 and from 5.27% to 5.84% in
1997. The weighted-average fair value of the purchase rights granted was $8.70 in 1999, $3.15 in 1998 and $2.06 in 1997.

NOTE 10. STOCKHOLDERS' EQUITY

     On October 4, 1998, the Board of Directors of the Company adopted a Stockholder Rights Plan, declaring a dividend of one preferred share purchase right (a Right) for each outstanding share of common stock, par value $0.001 per share, of VERITAS. The rights are initially attached to the Company's common stock and will not trade separately. If a person or group acquires 20 percent or more of the Company's common stock, or announces an intention to make a tender offer for the Company's common stock the consummation of which would result in acquiring 20 percent or more of the Company's common stock, then the rights will be distributed and will then trade separately from the common stock. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.001 per share, of the Company. The rights expire October 5, 2008, unless the expiration date is extended or unless the rights are earlier redeemed or exchanged by the Company.

     The Company is authorized to issue up to 10,000,000 shares of undesignated preferred stock. No such preferred shares have been issued to date.

     Total common shares reserved for issuance at December 31, 1999 under all stock compensation plans are 114,037,545 shares (see Note 9).

                          VERITAS SOFTWARE CORPORATION

NOTE 11. INCOME TAXES

     The provision for income taxes consists of the following (in thousands):

                                                 YEARS ENDED DECEMBER 31,
                                              ------------------------------
                                                1999       1998       1997
                                              --------    -------    -------
Federal
  Current...................................  $ 64,452    $11,858    $   539
  Deferred..................................   (35,245)    (8,075)    (3,500)
State
  Current...................................     9,340      2,514      1,939
  Deferred..................................    (5,077)        75       (700)
Foreign.....................................     1,920      1,769      2,732
                                              --------    -------    -------
          Total.............................  $ 35,390    $ 8,141    $ 1,010
                                              ========    =======    =======

     The tax benefits associated with the disqualifying disposition of stock options or employee stock purchase plan shares reduced the income taxes currently payable by $63.0 million for 1999. Such benefits are credited to additional paid-in capital when realized.

     The provision for income taxes differs from the amount computed by applying the federal statutory rate as follows:

                                                              YEARS ENDED DECEMBER 31,
                                                             --------------------------
                                                              1999      1998      1997
                                                             ------    ------    ------
Federal tax at statutory rate..............................   35.0%     35.0%     35.0%
Benefit of loss carryforwards..............................     --      (9.3)    (35.9)
State taxes................................................   (0.9)      4.2       5.4
Foreign taxes..............................................   (0.4)      3.0       9.4
Change in valuation allowance..............................     --     (13.4)    (17.7)
Acquisition and restructuring costs........................     --        --       6.5
In-process research and development charge and
  non-deductible goodwill..................................  (42.2)       --        --
Alternative minimum tax, net...............................     --        --       2.3
Tax credits................................................    0.5      (7.1)       --
Other......................................................    0.4       1.2      (0.7)
                                                             -----     -----     -----
          Total............................................   (7.6)%    13.6%      4.3%
                                                             =====     =====     =====

                          VERITAS SOFTWARE CORPORATION

     Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

                                               YEARS ENDED DECEMBER 31,
                                           ---------------------------------
                                             1999         1998        1997
                                           ---------    --------    --------
Deferred tax assets:
Net operating loss carryforwards.........  $  26,946    $ 23,276    $ 22,499
Reserves and accruals not currently
  deductible.............................     28,315       6,146       2,205
Acquired intangibles.....................     12,521       1,895       2,114
Tax credit carryforwards.................      2,861          --       2,246
Other....................................      2,170       1,655         887
                                           ---------    --------    --------
          Total..........................     72,813      32,972      29,951
Valuation allowance......................    (11,602)    (20,772)    (25,751)
                                           ---------    --------    --------
Net deferred tax assets..................  $  61,211    $ 12,200    $  4,200
                                           =========    ========    ========
Deferred tax liabilities:
Acquired intangibles.....................   (195,275)         --          --
                                           ---------    --------    --------
Net deferred tax assets (liabilities)....  $(134,064)   $ 12,200    $  4,200
                                           =========    ========    ========

     The valuation allowance decreased by approximately $9.2 million in 1999, $5.0 million in 1998 and $13.6 million in 1997. As of December 31, 1999, the $11.6 million valuation allowance reflected above relates to the tax benefits of certain assets acquired with the acquisition of NSMG and will be credited to goodwill if realized.

     As of December 31, 1999, the Company had federal tax loss carryforwards of approximately $74.0 million and federal tax credit carryforwards of approximately $2.9 million. The federal tax loss carryforwards will expire in 2008 through 2011, and the federal tax credit carryforwards will expire in 2003 through 2014, if not utilized. Because of the change in ownership provisions of the Internal Revenue Code, a substantial portion of the Company's net operating loss and credit carryforwards may be subject to annual limitations. The annual limitation may result in the expiration of net operating loss and credit carryforwards before utilization.

     Management has determined based on the Company's history of prior earnings, its expectations for the future and the extended period over which the benefits of certain deferred tax assets will be realized, as well as the limitations on its ability to utilize certain net operating loss carryforwards, that a valuation allowance continues to be necessary.

     The realization of the Company's deferred tax assets, which relate primarily to net operating loss carryforwards and temporary differences is dependent on generating sufficient taxable income in future periods. Although realization is not assured, management believes it is more likely than not that the net deferred tax assets will be realized.

                          VERITAS SOFTWARE CORPORATION

NOTE 12. EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted earnings (loss) per share (in thousands, except per share amounts):

                                               YEARS ENDED DECEMBER 31,
                                           ---------------------------------
                                             1999         1998        1997
                                           ---------    --------    --------
Numerator:
  Net income (loss)......................  $(502,958)   $ 51,648    $ 22,749
                                           =========    ========    ========
Denominator:
  Weighted-average shares................    316,892     211,558     205,300
                                           ---------    --------    --------
  Denominator for basic earnings (loss)
     per share...........................    316,892     211,558     205,300
  Common stock equivalents...............         --      20,961      17,416
                                           ---------    --------    --------
  Denominator for diluted earnings (loss)
     per share...........................    316,892     232,519     222,716
                                           =========    ========    ========
Basic earnings (loss) per share..........  $   (1.59)   $   0.24    $   0.11
                                           =========    ========    ========
Diluted earnings (loss) per share........  $   (1.59)   $   0.22    $   0.10
                                           =========    ========    ========

     Common stock equivalents included in the denominator for purposes of computing diluted earnings per share do not include 10,465,067 shares issuable upon conversion of the 5.25% convertible subordinated notes and 13,010,144 shares issuable upon conversion of the 1.856% convertible subordinated notes, as their effect would be anti-dilutive for all periods presented (see Note 5). In 1999, common stock equivalents included in the denominator for purposes of computing diluted earnings per share do not include 39,406,524 potential common shares, all related to employee stock options, as their effect would be anti-dilutive.

NOTE 13. SIGNIFICANT DEVELOPMENT AND LICENSE AGREEMENTS

     In January 1997 the Company entered into a cross-license and development arrangement with Sun Microsystems whereby each party granted the other a royalty-based license to bundle or resell substantially all then-available products of both companies. Under this arrangement, 5% of each royalty dollar received by the Company is to be set aside to fund future "best efforts", non-recurring engineering services to be performed by the Company at the direction of Sun. Under these NRE projects, the scope of which is mutually agreed to by both parties, Sun bears the risk of the development effort. In accordance with SFAS No. 68 the Company has recognized a liability equal to 5% of each royalty dollar received from Sun under this arrangement. The liability to Sun as of December 31, 1999 was $1.2 million. As of December 31, 1998 there was no liability to Sun. The liability to Sun as of December 31, 1997 was $0.2 million.

NOTE 14. SEGMENT INFORMATION

     The Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS No.
131), in fiscal 1998. SFAS No. 131 supersedes Statement of Financial Accounting Standards No. 14, "Financial Reporting for Segments of a Business Enterprise" and establishes standards for reporting information about operating segments. Operating segments are

                          VERITAS SOFTWARE CORPORATION
defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or group, in deciding how to allocate resources and in assessing performance.

     The Company operates in one segment, storage management solutions. The Company's products and services are sold throughout the world, through direct, OEM, reseller and distributor channels. The Company's chief operating decision maker, the chief executive officer, evaluates the performance of the Company based upon stand-alone revenue of product channels and the geographic regions of the segment and does not receive discrete financial information about asset allocation, expense allocation or profitability from the Company's storage products or services.

     Geographic information (in thousands):

                                                YEARS ENDED DECEMBER 31,
                                            --------------------------------
                                              1999        1998        1997
                                            --------    --------    --------
User license fees(1):
  United States...........................  $372,485    $121,910    $ 67,888
  Europe(2)...............................    94,986      33,172      12,971
  Other(3)................................    30,543      12,621      14,855
                                            --------    --------    --------
          Total...........................  $498,014    $167,703    $ 95,714
                                            ========    ========    ========
Services(1):
  United States...........................  $ 78,756    $ 34,759    $ 20,463
  Europe(2)...............................    15,450       7,869       4,865
  Other(3)................................     3,892         534          83
                                            --------    --------    --------
          Total...........................  $ 98,098    $ 43,162    $ 25,411
                                            ========    ========    ========
          Total net revenue...............  $596,112    $210,865    $121,125
                                            ========    ========    ========

                                                   AS OF DECEMBER 31,
                                            --------------------------------
                                               1999        1998       1997
                                            ----------    -------    -------
Long-lived assets(4):
  United States...........................  $3,289,545    $25,202    $ 9,412
  Europe(2)...............................      11,918      3,644      1,114
  Other(3)................................       2,244        380         67
                                            ----------    -------    -------
          Total...........................  $3,303,707    $29,226    $10,593
                                            ==========    =======    =======

---------------
(1) License and Service revenues are attributed to geographic regions based on location of customers.

(2) Europe includes the Middle East and Africa.

(3) Other consists of Canada, Latin America, Japan and the Asia Pacific region.

                          VERITAS SOFTWARE CORPORATION

(4) Long-lived assets include all long-term assets except those specifically excluded under SFAS No. 131, such as deferred income taxes and financial instruments. Reconciliation to total assets reported (in thousands):

                                                  AS OF DECEMBER 31,
                                          ----------------------------------
                                             1999         1998        1997
                                          ----------    --------    --------
Total long-lived assets.................  $3,303,707    $ 29,226    $ 10,593
Other assets, including current.........     929,570     319,891     231,287
                                          ----------    --------    --------
          Total consolidated assets.....  $4,233,277    $349,117    $241,880
                                          ==========    ========    ========

No customer represented 10% or more of the Company's net revenue in 1999 and 1997. One customer represented approximately 12% or $25.8 million of the Company's net revenue in 1998.

NOTE 15. RELATED PARTY TRANSACTIONS

     The Company paid $0.8 million in 1998 and $6.7 million in 1999 in service fees related to the acquisition of NSMG to Donaldson, Lufkin & Jenrette (DLJ), a company affiliated with a director of the Company until February 1999. The Company had no outstanding receivable or payable balance with DLJ at December 31, 1999.

NOTE 16. SUBSEQUENT EVENTS (UNAUDITED)

     During the first quarter of 2000, the Company amended and revised its existing lease agreement, originally signed in the second quarter of 1999, for new corporate campus facilities in Mountain View, California. These facilities will replace certain facilities the Company currently leases in Mountain View. The new corporate campus facilities will be developed in one phase for a total of 425,000 square feet and will provide space for sales, marketing, administration and research and development functions. The lease term for these facilities is five years beginning in March 2000, with an option to extend the lease term for two successive periods of one year each. The revised total approximate minimum lease payments for these facilities for the next five years will be $0 for 2000, $5.3 million for 2001, $10.6 million for 2002 and $10.3 million for 2003 and 2004. The Company has an option to purchase the property (land and facilities) for $139.4 million or, at the end of the lease, to arrange for the sale of the property to a third party with the Company retaining an obligation to the owner for the difference between the sales price and the guaranteed residual value up to $123.8 million if the sales price is less than this amount, subject to certain provisions of the lease. The Company anticipates occupying the new corporate campus facilities and beginning the lease payments in the second quarter of 2001. The lease agreement requires the Company to maintain specified financial covenants such as and earnings before interest, taxes, depreciation and amortization (EBITDA), debt on EBITDA and quick ratio, all of which the Company was in compliance with as of December 31, 1999.

     During the first quarter of 2000, the Company signed a lease agreement for its existing facilities in Roseville, Minnesota. The Company will improve and expand its existing facilities of 62,000 square feet and will develop adjacent property adding 260,000 square feet to the campus, with the first phase of 142,000 square feet being completed in the second quarter of 2001. The facilities will provide space for research and

                          VERITAS SOFTWARE CORPORATION
development functions. The lease term for these facilities is five years beginning in March 2000, with an option to extend the lease term for two successive periods of one year each. The total approximate minimum lease payments for these facilities for the next five years will be $0.6 million in 2000, $1.9 million in 2001 and $2.9 million in 2002, 2003 and 2004. The Company has an option to purchase the property (land and facilities) for $40 million or, at the end of the lease, to arrange for the sale of the property to a third party with the Company retaining an obligation to the owner for the difference between the sales price and the guaranteed residual value up to $34.3 million if the sales price is less than this amount, subject to certain provisions of the lease. The Company anticipates occupying the new corporate campus facilities and beginning the lease payments in the second quarter of 2001.

     On March 29, 2000, the Company, Seagate Technology, Inc. and an investor group including Seagate Technology's management group announced a transaction in which the Company will acquire all of the shares of its common stock held by Seagate Technology, certain other securities and cash. The Company is not acquiring Seagate Technology's disc drive business or any other Seagate Technology operating business.

     In the transaction, the Company will issue to the Seagate Technology stockholders approximately 109.3 million shares of its common stock for approximately 128 million shares of the Company's common stock held by Seagate Technology. In addition, the Company will issue shares of its common stock for certain other securities held by Seagate Technology at the closing date and, at the Company's election, the Company may also issue shares of its common stock for up to $750 million in retained cash at the closing date.

     The Company will be indemnified for liabilities, including tax liabilities and other matters that may arise in connection with the transaction. The transaction is intended to qualify as a tax-free reorganization.

                          VERITAS SOFTWARE CORPORATION

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

                                            PROVISION
                                               FROM      CHARGED TO
                           BALANCE AT       BUSINESSES   OPERATING                    BALANCE AT
                        BEGINNING OF YEAR    ACQUIRED     EXPENSES    DEDUCTIONS(1)   END OF YEAR
                        -----------------   ----------   ----------   -------------   -----------
                                                     (IN THOUSANDS)
Allowance for doubtful
  accounts:
  Year ended December
     31, 1999.........       $2,572           $1,477       $2,425         $781          $5,693
  Year ended December
     31, 1998.........       $1,597           $   --       $1,032         $ 57          $2,572
  Year ended December
     31, 1997.........       $  697           $   --       $  900         $ --          $1,597

---------------
(1) Deductions related to the allowance for doubtful accounts represent amounts written off against the allowance.

                            VERITAS SOFTWARE CORPORATION

                       CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (IN THOUSANDS)

                                       ASSETS

                                                               JUNE 30,
                                                                 2000
                                                              -----------
                                                              (UNAUDITED)
Current assets:
  Cash and cash equivalents.................................  $  423,759
  Short-term investments....................................     520,809
  Accounts receivable, net of allowance for doubtful
     accounts of $6,088 at June 30, 2000 and $5,693 at
     December 31, 1999......................................     138,545
  Deferred income taxes.....................................      23,803
  Other current assets......................................      16,024
                                                              ----------
          Total current assets..............................   1,122,940
Long-term investments.......................................      56,138
Property and equipment, net.................................     106,525
Goodwill and other intangibles, net.........................   2,757,674
Other non-current assets....................................      34,267
                                                              ----------
          Total assets......................................  $4,077,544
                                                              ==========

                  LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $   37,108
  Accrued compensation and benefits.........................      52,181
  Accrued acquisition and restructuring costs...............      19,903
  Other accrued liabilities.................................      46,534
  Income taxes payable......................................         322
  Customer advances.........................................       1,996
  Deferred revenue..........................................     126,119
                                                              ----------
          Total current liabilities.........................     284,163
Convertible subordinated notes..............................     456,587
Deferred income taxes.......................................     136,834
Stockholders' equity:
  Common stock..............................................   4,073,821
  Accumulated deficit.......................................    (879,098)
  Accumulated other comprehensive income (loss).............       5,237
                                                              ----------
          Total stockholders' equity........................   3,199,960
                                                              ----------
          Total liabilities and stockholders' equity........  $4,077,544
                                                              ==========

See accompanying notes to condensed consolidated financial statements.

                          VERITAS SOFTWARE CORPORATION

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                      THREE MONTHS ENDED         SIX MONTHS ENDED
                                           JUNE 30,                  JUNE 30,
                                    ----------------------    ----------------------
                                      2000         1999         2000         1999
                                    ---------    ---------    ---------    ---------
Net revenue:
  User license fees...............  $ 224,851    $  93,296    $ 429,167    $ 149,082
  Services........................     50,585       21,352       90,909       37,470
                                    ---------    ---------    ---------    ---------
          Total net revenue.......    275,436      114,648      520,076      186,552
Cost of revenue:
  User license fees...............      8,199        2,827       19,977        4,782
  Services........................     20,165        8,254       38,464       14,781
  Amortization of developed
     technology...................     15,553        5,006       30,948        5,006
                                    ---------    ---------    ---------    ---------
          Total cost of revenue...     43,917       16,087       89,389       24,569
                                    ---------    ---------    ---------    ---------
Gross profit......................    231,519       98,561      430,687      161,983
Operating expenses:
  Selling and marketing...........    106,109       44,572      193,692       71,395
  Research and development........     39,205       20,550       74,318       34,366
  General and administrative......     17,595        7,122       32,506       10,411
  Amortization of goodwill and
     other intangibles............    219,758       71,557      439,517       71,557
  Acquisition and restructuring
     costs........................         --       11,000           --       11,000
  In-process research and
     development..................         --      103,100           --      103,100
                                    ---------    ---------    ---------    ---------
          Total operating
            expenses..............    382,667      257,901      740,033      301,829
                                    ---------    ---------    ---------    ---------
Loss from operations..............   (151,148)    (159,340)    (309,346)    (139,846)
Interest and other income, net....     12,777        3,148       24,040        6,179
Interest expense..................     (7,525)      (1,409)     (15,048)      (2,842)
                                    ---------    ---------    ---------    ---------
Loss before income taxes..........   (145,896)    (157,601)    (300,354)    (136,509)
Provision for income taxes........     26,445        4,728       46,370       12,237
                                    ---------    ---------    ---------    ---------
Net loss..........................  $(172,341)   $(162,329)   $(346,724)   $(148,746)
                                    =========    =========    =========    =========
Net loss per share -- basic.......  $   (0.43)   $   (0.59)   $   (0.87)   $   (0.61)
                                    =========    =========    =========    =========
Net loss per share -- diluted.....  $   (0.43)   $   (0.59)   $   (0.87)   $   (0.61)
                                    =========    =========    =========    =========
Number of shares used in computing
  per share Amounts -- basic......    400,787      275,467      397,645      245,493
                                    =========    =========    =========    =========
Number of shares used in computing
  per share Amounts -- diluted....    400,787      275,467      397,645      245,493
                                    =========    =========    =========    =========

See accompanying notes to condensed consolidated financial statements.

                          VERITAS SOFTWARE CORPORATION

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                SIX MONTHS ENDED
                                                                    JUNE 30,
                                                             -----------------------
                                                               2000          1999
                                                             ---------    ----------
Cash flows from operating activities:
  Net loss.................................................  $(346,724)   $ (148,746)
  Adjustments to reconcile net loss to net cash provided by
     operating activities:
     Depreciation and amortization.........................     19,639         7,888
     Amortization of goodwill and other intangibles........    439,517        71,557
     Amortization of developed technology..................     30,948         5,006
     In-process research and development...................         --       103,100
     Restructuring costs...................................         --           948
     Amortization of original issue discount on convertible
       notes...............................................      7,016            --
     Deferred income taxes.................................    (26,967)       (7,922)
     Changes in operating assets and liabilities:
       Accounts receivable.................................     (6,365)       (2,521)
       Other assets........................................     (7,286)        3,250
       Accounts payable....................................      6,879          (629)
       Accrued compensation and benefits...................     16,621         2,356
       Accrued acquisition and restructuring costs.........     (4,299)       (7,287)
       Other liabilities...................................      4,211           490
       Income taxes payable................................     (6,482)        5,447
       Customer advances and deferred revenue..............     35,928        18,682
                                                             ---------    ----------
          Net cash provided by operating activities........    162,636        51,619
Cash flows from investing activities:
  Purchases of investments.................................   (448,444)     (164,926)
  Investment maturities....................................    480,670       100,557
  Purchases of property and equipment......................    (48,076)      (23,670)
  Cash acquired from Seagate Software......................         --         1,044
  Cash acquired from TeleBackup............................         --         1,493
  Strategic investments in businesses......................    (12,000)           --
  Purchase of businesses and technologies..................     (2,520)       (1,325)
                                                             ---------    ----------
Net cash used in investing activities......................    (30,370)      (86,827)
Cash flows from financing activities:
  Proceeds from issuance of common stock...................    145,403        16,668
                                                             ---------    ----------
          Net cash provided by financing activities........    145,403        16,668
Effect of exchange rate changes............................     (2,154)         (561)
                                                             ---------    ----------
Net increase (decrease) in cash and cash equivalents.......    275,515       (19,101)
Cash and cash equivalents at beginning of period...........    148,244       139,086
                                                             ---------    ----------
Cash and cash equivalents at end of period.................  $ 423,759    $  119,985
                                                             =========    ==========
Supplemental disclosures:
  Cash paid for interest...................................  $   6,947    $    2,625
  Cash paid (received) for income taxes....................  $  (2,088)   $    6,133
Supplemental schedule of noncash investing and financing
  transactions:
  Issuance of common stock for business acquisitions.......  $      --    $3,557,953
  Issuance of common stock for conversion of notes.........  $   1,473    $       --

See accompanying notes to condensed consolidated financial statements.

                          VERITAS SOFTWARE CORPORATION

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1. BASIS OF PRESENTATION

     The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for annual financial statements. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation have been included. The results for the interim periods presented are not necessarily indicative of the results that may be expected for any future period. The following information should be read in conjunction with the consolidated financial statements and notes thereto included in the VERITAS Software Corporation's Annual Report on Form 10-K for the year ended December 31, 1999.

2. USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

3. STOCK SPLIT

     On January 27, 2000, the Company announced a three-for-two stock split in the form of a stock dividend paid on March 3, 2000 to stockholders of record on February 18, 2000. All share and per share data in prior periods have been restated to give retroactive effect to this stock split.

4. NET LOSS PER SHARE

     Basic net loss per share is computed using the weighted-average number of common shares outstanding during the period. Diluted net income per share is computed using the weighted-average number of common shares and dilutive potential common shares outstanding during the period. However, dilutive potential common shares outstanding are not included in the denominator for the three and six months ended June 30, 2000 as their effect would be anti-dilutive. Potential common shares consist of employee stock options using the treasury stock method and common shares issuable upon conversion of the

                          VERITAS SOFTWARE CORPORATION

                                  (UNAUDITED)

convertible subordinated notes. The following table sets forth the computation of basic and diluted net income loss per common share (in thousands, except per share data):

                              THREE MONTHS ENDED         SIX MONTHS ENDED
                                   JUNE 30,                  JUNE 30,
                            ----------------------    ----------------------
                              2000         1999         2000         1999
                            ---------    ---------    ---------    ---------
Numerator:
  Net loss................  $(172,341)   $(162,329)   $(346,724)   $(148,746)
                            =========    =========    =========    =========
Denominator:
  Denominator for basic
     net loss per share --
     weighted-average
     shares outstanding...    400,787      275,467      397,645      245,493
  Common stock
     equivalents..........         --           --           --           --
                            ---------    ---------    ---------    ---------
  Denominator for diluted
     net income loss per
     share................    400,787      275,467      397,645      245,493
                            =========    =========    =========    =========
Basic net loss per
  share...................  $   (0.43)   $   (0.59)   $   (0.87)   $   (0.61)
                            =========    =========    =========    =========
Diluted net loss per
  share...................  $   (0.43)   $   (0.59)   $   (0.87)   $   (0.61)
                            =========    =========    =========    =========

     Common stock equivalents included in the denominator for purposes of computing diluted net loss per share do not include 10,349,675 shares issuable upon conversion of the outstanding 5.25% convertible subordinated notes and 12,996,684 shares issuable upon conversion of the outstanding 1.856% convertible subordinated notes, as their effect would be anti-dilutive for all periods presented. For the three and six months ended June 30, 2000, common stock equivalents included in the denominator for purposes of computing diluted net loss per share do not include 36,866,696 and 39,812,006 potential common shares respectively, all related to employee stock options, as their effect would be anti-dilutive.

5. COMPREHENSIVE LOSS

     The following are the components of comprehensive loss (in thousands):

                              THREE MONTHS ENDED         SIX MONTHS ENDED
                                   JUNE 30,                  JUNE 30,
                            ----------------------    ----------------------
                              2000         1999         2000         1999
                            ---------    ---------    ---------    ---------
Net loss..................  $(172,341)   $(162,329)   $(346,724)   $(148,746)
Other comprehensive income
  (loss), net of tax:
  Foreign currency
     translation
     adjustments..........     (1,011)        (318)      (2,154)        (561)
  Unrealized gain on
     marketable
     securities...........      8,901           --        8,901           --
                            ---------    ---------    ---------    ---------
Comprehensive loss........  $(164,451)   $(162,647)   $(339,977)   $(149,307)
                            =========    =========    =========    =========

                          VERITAS SOFTWARE CORPORATION

                                  (UNAUDITED)

6. SUMMARY FINANCIAL INFORMATION OF SUBSIDIARY

     VERITAS and its wholly-owned subsidiary, VERITAS Operating Corporation, are co-obligors on VERITAS' 5.25% convertible subordinated notes due 2004 and 1.856% convertible subordinated notes due 2006. VERITAS and VERITAS Operating Corporation are unconditionally and jointly and severally liable for all payments under the notes. In accordance with Staff Accounting Bulletin No. 53, Financial Statement Requirements in Filings Involving the Guarantee of Securities by the Parent, VERITAS provides the following unaudited consolidated summary financial information with respect to VERITAS Operating Corporation. As a result of a reorganization of VERITAS' corporate structure completed on June 30, 2000, the consolidated financial information of VERITAS Operating Corporation is identical to the consolidated financial information of VERITAS, its parent company. Prior periods have been restated to reflect this reorganization of the Company's subsidiaries under common control (in thousands):

                              THREE MONTHS ENDED         SIX MONTHS ENDED
                                   JUNE 30,                  JUNE 30,
                            ----------------------    ----------------------
                              2000         1999         2000         1999
                            ---------    ---------    ---------    ---------
STATEMENT OF OPERATIONS
  DATA:
Total net revenue.........  $ 275,436    $ 114,648    $ 520,076    $ 186,552
Amortization of developed
  technology..............     15,553        5,006       30,948        5,006
Amortization of goodwill
  and other intangibles...    219,758       71,557      439,517       71,557
Acquisition and
  restructuring costs.....         --       11,000           --       11,000
In-process research and
  development.............         --      103,100           --      103,100
Loss from operations......   (151,148)    (159,340)    (309,346)    (139,846)
Net loss..................   (172,341)    (162,329)    (346,724)    (148,746)

                                                     JUNE 30,     DECEMBER 31,
                                                       2000           1999
                                                    ----------    ------------
BALANCE SHEET DATA:
Working capital...................................  $  838,777     $  630,440
Goodwill and other intangibles, net...............   2,757,674      3,226,749
Total assets......................................   4,077,544      4,233,277
Long-term obligations.............................     456,587        451,044
Accumulated deficit...............................    (879,098)      (532,374)
Stockholders' equity..............................   3,199,960      3,393,061

7. SEGMENT INFORMATION

     The Company operates in one segment, storage management solutions. The Company's products and services are sold throughout the world, through direct, original equipment manufacturer, reseller and distributor sales channels. The Company's chief operating decision maker, the chief executive officer, evaluates the performance of the Company based upon stand-alone software product and service revenue by product

                          VERITAS SOFTWARE CORPORATION

                                  (UNAUDITED)

channels and revenues by geographic regions of the segment and does not receive separate, discrete financial information about asset allocation, expense allocation or profitability from the Company's storage products or services.

     Geographic information (in thousands):

                                 THREE MONTHS ENDED       SIX MONTHS ENDED
                                      JUNE 30,                JUNE 30,
                                --------------------    --------------------
                                  2000        1999        2000        1999
                                --------    --------    --------    --------
User license fees(1):
  United States...............  $165,609    $ 71,528    $318,410    $114,756
  Europe(2)...................    34,619      15,750      75,008      24,667
  Other(3)....................    24,623       6,018      35,749       9,659
                                --------    --------    --------    --------
          Total...............   224,851      93,296     429,167     149,082
                                --------    --------    --------    --------
Services(1):
  United States...............    43,658      16,726      76,615      29,304
  Europe(2)...................     5,641       3,527      11,727       6,206
  Other(3)....................     1,286       1,099       2,567       1,960
                                --------    --------    --------    --------
          Total...............    50,585      21,352      90,909      37,470
                                --------    --------    --------    --------
          Total net revenue...  $275,436    $114,648    $520,076    $186,552
                                ========    ========    ========    ========

                                                     JUNE 30,     DECEMBER 31,
                                                       2000           1999
                                                    ----------    ------------
Long-lived assets(4):
  United States...................................  $2,843,967     $3,289,545
  Europe(2).......................................      15,728         11,918
  Other(3)........................................       4,504          2,244
                                                    ----------     ----------
          Total...................................  $2,864,199     $3,303,707
                                                    ==========     ==========

---------------
(1) License and services revenues are attributed to geographic regions based on location of customers.

(2) Europe includes the Middle East and Africa.

(3) Other includes Canada, Latin America, Japan and the Asia Pacific region.

(4) Long-lived assets include all long-term assets except those specifically excluded under SFAS No. 131, such as deferred income taxes and long-term investments. Reconciliation to total assets reported (in thousands):

                                     JUNE 30,     DECEMBER 31,
                                       2000           1999
                                    ----------    ------------
Total long-lived assets...........  $2,864,199     $3,303,707
Other assets, including current...   1,213,345        929,570
                                    ----------     ----------
          Total consolidated
            assets................  $4,077,544     $4,233,277
                                    ==========     ==========

No customer represented 10% or more of the Company's net revenue for the three or six months ended June 30, 2000. One customer accounted for approximately $12.6 million, or

                          VERITAS SOFTWARE CORPORATION

                                  (UNAUDITED)

11%, of the Company's net revenue for the three months ended June 30, 1999 and $21.5 million, or 12%, for the six months ended June 30, 1999.

8. COMMITMENTS AND CONTINGENCIES

     Facilities lease commitments

     During the first quarter of 2000, the Company amended its existing lease agreement, originally signed in the second quarter of 1999, for new corporate campus facilities in Mountain View, California. These facilities will replace certain facilities that the Company currently leases in Mountain View. The new corporate campus facilities will be developed in one phase for a total of 425,000 square feet and will provide space for sales, marketing, administration and research and development functions. The lease term for these facilities is five years beginning in March 2000, with an option to extend the lease term for two successive periods of one year each. The total approximate minimum lease payments for these facilities for the next five years will be $0 for 2000, $5.7 million for 2001, $11.4 million for 2002 and $11.1 million for 2003 and 2004. The minimum lease payments will fluctuate from time to time depending on short term interest rates and one of the Company's quarterly financial ratios. The Company has an option to purchase the property (land and facilities) for $139.4 million or, at the end of the lease, to arrange for the sale of the property to a third party with the Company retaining an obligation to the owner for the difference between the sales price and the guaranteed residual value up to $123.8 million if the sales price is less than this amount, subject to certain provisions of the lease. The Company anticipates occupying the new corporate campus facilities and beginning the lease payments in the second quarter of 2001. The lease agreement requires the Company to maintain specified financial covenants such as earnings before interest, taxes, depreciation and amortization (EBITDA), debt on EBITDA and quick ratio, all of which the Company was in compliance with as of June 30, 2000.

     During the first quarter of 2000, the Company signed a lease agreement for its existing facilities in Roseville, Minnesota. The Company will improve and expand its existing facilities of 62,000 square feet and will develop adjacent property adding 260,000 square feet to the campus, with the first phase of 142,000 square feet being completed in the second quarter of 2001. The facilities will provide space for research and development functions. The lease term for these facilities is five years beginning in March 2000, with an option to extend the lease term for two successive periods of one year each. The total approximate minimum lease payments for these facilities for the next five years will be $0.6 million in 2000, $2.0 million in 2001 and $3.1 million in 2002, 2003 and 2004. The minimum lease payments will fluctuate from time to time depending on short term interest rates and one of the Company's quarterly financial ratios. The Company has an option to purchase the property (land and facilities) for $40 million or, at the end of the lease, to arrange for the sale of the property to a third party with the Company retaining an obligation to the owner for the difference between the sales price and the guaranteed residual value up to $34.3 million if the sales price is less than this amount, subject to certain provisions of the lease. The Company anticipates occupying the new campus facilities and beginning the lease payments in the second quarter of 2001. The lease

                          VERITAS SOFTWARE CORPORATION

                                  (UNAUDITED)

agreement requires the Company to maintain specified financial covenants such as earnings before interest, taxes, depreciation and amortization (EBITDA), debt on EBITDA and quick ratio, all of which the Company was in compliance with as of June 30, 2000.

9. POTENTIAL TRANSACTION

     On March 29, 2000, the Company, Seagate Technology, Inc. and Suez Acquisition Company (Cayman) Limited, a corporation founded by an investor group including some of the members of Seagate Technology's management, announced a transaction in which the Company will effectively acquire all of the shares of its common stock, certain other securities and cash held by Seagate Technology. The transaction is structured as a leveraged buyout of Seagate Technology pursuant to which Seagate Technology will sell all of its operating assets to Suez Acquisition Company and Suez Acquisition Company will assume and indemnify Seagate Technology and the Company for substantially all liabilities arising in connection with those operating assets. At the closing, and after the operating assets and liabilities of Seagate Technology have been transferred to Suez Acquisition Company, a wholly-owned subsidiary of the Company will merge with and into Seagate Technology, following which Seagate Technology will become a wholly-owned subsidiary of the Company. The Company will issue to the Seagate Technology stockholders approximately 109.3 million shares of its common stock to obtain through the merger approximately 128.1 million shares of its common stock held by Seagate Technology. In addition, the Company will issue shares of its common stock to the Seagate Technology stockholders to obtain certain other securities held by Seagate Technology at the closing date and, at its election, the Company may also issue shares of its common stock to the Seagate Technology stockholders to obtain up to $750 million in retained cash at the closing date. The Company is not acquiring Seagate Technology's disc drive business or any other Seagate Technology operating business. The transaction is intended to qualify as a tax-free reorganization.

10. SUBSEQUENT EVENT

     During the third quarter of 2000, the Company signed a lease agreement for the lease of 65 acres of land and subsequent improvements for new corporate campus facilities in Milpitas, California. The Company will develop the site in two phases, adding a total of 990,990 square feet, with the first phase of 466,000 square feet being completed in the fourth quarter of 2002. The Company expects to complete the second phase of 524,990 square feet in the second quarter of 2003. The facilities will provide space for research and development functions. The lease term for the first phase is five years beginning in July 2000, with an option to extend the lease term for two successive periods of one year each. The total approximate minimum lease payments for the first phase facilities for the next five years will be $0 in 2000 and 2001 and $14.6 million in 2002, $19.4 million in 2003 and 2004. The minimum lease payments will fluctuate from time to time depending on short term interest rates and one of the Company's quarterly financial ratios. The Company has an option to purchase the property (land and first phase facilities) for $243 million or, at the end of the lease, to arrange for the sale of the property to a third party with the Company retaining an obligation to the owner for the

                          VERITAS SOFTWARE CORPORATION

                                  (UNAUDITED)

difference between the sales price and the guaranteed residual value up to $220 million if the sales price is less than this amount, subject to certain provisions of the lease. The Company anticipates occupying the new campus facilities and beginning the lease payments in the second quarter of 2002 for the first phase and second quarter of 2003 for the second phase. The Company expects to start negotiating the financing terms of the second phase in the second quarter of 2001.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Seagate Software, Inc.

     We have audited the accompanying combined balance sheets of the Network & Storage Management Group, a division of Seagate Software, Inc., as of July 3, 1998 and June 27, 1997, and the related combined statements of operations, group equity and cash flows for each of the three years in the period ended July 3, 1998. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of the Network & Storage Management Group at July 3, 1998 and June 27, 1997, and the combined results of its operations and its cash flows for each of the three years in the period ended July 3, 1998, in conformity with generally accepted accounting principles.

     As discussed more fully in the Summary of Significant Accounting Policies footnote, the Network & Storage Management Group has modified the methods used to assess impairment of goodwill and, accordingly, has restated the consolidated financial statements for the fiscal years ended July 3, 1998 and June 27, 1997 to reflect this change.

                                                   /s/ ERNST & YOUNG LLP

San Jose, California
September 21, 1998,
except for the second paragraph of the Summary of Significant Accounting Policies footnote, as to which the date is
April 8, 1999

                       NETWORK & STORAGE MANAGEMENT GROUP

                            COMBINED BALANCE SHEETS
                                 (IN THOUSANDS)

                                     ASSETS

                                            JUNE 27,      JULY 3,      APRIL 2,
                                              1997         1998          1999
                                            ---------    ---------    -----------
                                                                      (UNAUDITED)
Cash......................................  $     921    $   4,879    $     2,024
Accounts receivable, net..................     14,387       15,982         23,090
Inventories...............................      2,907          711            399
Loan receivable from Seagate Technology
  and affiliates..........................         --           --         42,111
Other current assets......................      2,589          480          3,349
                                            ---------    ---------    -----------
  Total current assets....................     20,804       22,052         70,973
Equipment and leasehold improvements,
  net.....................................     17,066       11,338         12,733
Goodwill and other intangibles, net.......     56,217       41,331         31,564
                                            ---------    ---------    -----------
  Total assets............................  $  94,087    $  74,721    $   115,270
                                            =========    =========    ===========

                                   LIABILITIES
Loan payable to Seagate Technology and
  affiliates..............................  $  25,616    $  10,636    $        --
Accounts payable..........................      5,674        3,782          4,754
Accrued employee compensation.............      8,304        8,011         10,107
Accrued expenses..........................      9,785        7,143          9,533
Accrued income taxes......................         --        1,290         18,828
Deferred revenue..........................      3,573        3,880          7,740
                                            ---------    ---------    -----------
  Total current liabilities...............     52,952       34,742         50,962
Deferred income taxes.....................      6,233        1,691            697
Other liabilities.........................        301          255             --
                                            ---------    ---------    -----------
  Total liabilities.......................     59,486       36,688         51,659
Commitments and contingencies

                                  GROUP EQUITY
Contributed capital.......................    258,010      258,586        258,884
Accumulated deficit.......................   (223,409)    (220,553)      (195,273)
                                            ---------    ---------    -----------
  Total group equity......................     34,601       38,033         63,611
                                            ---------    ---------    -----------
  Total liabilities and group equity......  $  94,087    $  74,721    $   115,270
                                            =========    =========    ===========

See notes to combined financial statements.

                       NETWORK & STORAGE MANAGEMENT GROUP

                       COMBINED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                      FOR THE YEARS ENDED          NINE MONTHS ENDED
                                -------------------------------   -------------------
                                JUNE 28,    JUNE 27,   JULY 3,    APRIL 3,   APRIL 2,
                                  1996        1997       1998       1998       1999
                                ---------   --------   --------   --------   --------
                                                                      (UNAUDITED)
Revenues:
Licensing.....................  $ 102,869   $130,661   $160,192   $120,102   $156,118
Licensing from Seagate
  Technology..................      9,374      4,920      5,048      4,167      5,135
Maintenance, support and
  other.......................      4,499      5,921      9,806      7,270      8,972
                                ---------   --------   --------   --------   --------
  Total revenues..............    116,742    141,502    175,046    131,539    170,225
Cost of revenues:
Licensing.....................     13,211     11,834     13,714     10,991      8,241
Licensing from Seagate
  Technology..................      3,999      1,834        411        402        329
Maintenance, support and
  other.......................        194        789      2,067      1,379      2,598
Amortization of developed
  technologies................      9,941     17,655      7,143      6,394      2,360
                                ---------   --------   --------   --------   --------
  Total cost of revenues......     27,345     32,112     23,335     19,166     13,528
                                ---------   --------   --------   --------   --------
Gross profit..................     89,397    109,390    151,711    112,373    156,697
Operating expenses:
Sales and marketing...........     55,875     68,238     68,314     51,365     63,649
Research and development......     32,543     33,565     31,677     24,015     26,718
General and administrative....     20,031     26,021     22,254     17,089     15,557
In-process research and
  development.................     61,066         --      6,800         --         --
Amortization of goodwill and
  other intangibles...........     13,035     20,250     13,236     10,656      7,697
Restructuring costs...........      9,502      2,524         --         --         --
                                ---------   --------   --------   --------   --------
  Total operating expenses....    192,052    150,598    142,281    103,125    113,621
                                ---------   --------   --------   --------   --------
Income (loss) from
  operations..................   (102,655)   (41,208)     9,430      9,248     43,076
Interest expense..............     (1,013)    (2,733)      (768)      (768)       (74)
Other, net....................        308        155         55         24      1,472
                                ---------   --------   --------   --------   --------
Interest and other, net.......       (705)    (2,578)      (713)      (744)     1,398
                                ---------   --------   --------   --------   --------
Income (loss) before income
  taxes.......................   (103,360)   (43,786)     8,717      8,504     44,474
Benefit from (provision for)
  income taxes................      8,764     10,586     (5,861)    (5,835)   (19,194)
                                ---------   --------   --------   --------   --------
Net income (loss).............  $ (94,596)  $(33,200)  $  2,856   $  2,669   $ 25,280
                                =========   ========   ========   ========   ========

See notes to combined financial statements.

                       NETWORK & STORAGE MANAGEMENT GROUP

                       COMBINED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                            FOR THE YEARS ENDED            NINE MONTHS ENDED
                                                     ---------------------------------   ---------------------
                                                     JUNE 28,    JUNE 27,     JULY 3,    APRIL 3,    APRIL 2,
                                                       1996        1997        1998        1998        1999
                                                     ---------   ---------   ---------   ---------   ---------
                                                                                              (UNAUDITED)
OPERATING ACTIVITIES
Net income (loss)..................................  $ (94,596)  $ (33,200)  $   2,856   $   2,669   $  25,280
Adjustments to reconcile net income (loss) to net
  cash from operating activities:
    Depreciation and amortization..................     24,274      32,642      28,018      23,783      16,314
    Deferred income taxes..........................     (1,700)     (7,505)     (4,542)     (3,508)       (994)
    Write-off of in-process research and
       development.................................     61,066          --       6,800          --          --
    Write-off or write-down of goodwill and
       intangibles.................................      2,157      13,106       1,900       1,900          --
    Write-offs due to restructure..................      4,427       1,494          --          --          --
    Other..........................................        400          --          --          --          --
    Changes in operating assets and liabilities:
       Accounts receivable.........................     (8,420)      7,432      (1,360)     (3,050)     (7,108)
       Inventories.................................        117      (1,588)      2,206       2,358         312
       Other current assets........................        848        (419)      2,118         768      (2,869)
       Accounts payable............................      2,636      (1,581)     (2,218)     (1,757)        972
       Accrued employee compensation...............      1,211       1,738        (371)      1,146       2,096
       Accrued expenses............................      5,899          --      (2,671)     (1,342)      2,390
       Accrued income taxes........................       (950)      3,486       1,866       7,598      17,836
       Deferred revenue............................         88         (81)        232        (101)      3,860
       Other liabilities...........................     (3,130)       (399)        (46)        (40)       (255)
                                                     ---------   ---------   ---------   ---------   ---------
    Net cash provided by (used in) operating
       activities..................................     (5,673)     15,125      34,788      30,424      57,834
INVESTING ACTIVITIES
Acquisitions of businesses, net of cash acquired...    (31,102)         --     (10,000)         --          --
Acquisition of equipment and leasehold
  improvements, net................................     (9,380)    (12,625)     (3,530)     (4,034)     (7,652)
Acquisition of intangibles.........................         --          --      (2,320)         --        (290)
Other, net.........................................          4          --          --          --          --
                                                     ---------   ---------   ---------   ---------   ---------
    Net cash used in investing activities..........    (40,478)    (12,625)    (15,850)     (4,034)     (7,942)
FINANCING ACTIVITIES
Funding by Seagate Technology for acquisitions of
  businesses.......................................     27,143          --          --          --          --
Borrowings from Seagate Technology.................    131,287     144,427     160,347     104,202     108,784
Repayments to Seagate Technology...................   (113,665)   (150,398)   (175,327)   (129,938)   (161,531)
                                                     ---------   ---------   ---------   ---------   ---------
    Net cash provided by (used in) financing
       activities..................................     44,765      (5,971)    (14,980)    (25,736)    (52,747)
Effect of exchange rate changes on cash............         (2)         --          --          --          --
                                                     ---------   ---------   ---------   ---------   ---------
    Increase (decrease) in cash....................     (1,388)     (3,471)      3,958         654      (2,855)
    Elimination of Arcada's net cash activity for
       the duplicated six months ended December 30,
       1995........................................      1,768          --          --          --          --
Cash at the beginning of the period................      4,012       4,392         921         921       4,879
                                                     ---------   ---------   ---------   ---------   ---------
Cash at the end of the period......................  $   4,392   $     921   $   4,879   $   1,575   $   2,024
                                                     =========   =========   =========   =========   =========
SUPPLEMENTAL CASH FLOW INFORMATION
  Cash paid for interest...........................  $      32   $     156   $      --   $      --   $      --
  Cash paid for income taxes.......................      1,694         304       1,814   $     451   $   1,055

See notes to combined financial statements.

                       NETWORK & STORAGE MANAGEMENT GROUP

                      COMBINED STATEMENTS OF GROUP EQUITY
                                 (IN THOUSANDS)

                                                               ACCUMULATED
   FOR THE NINE MONTHS ENDED APRIL 2, 1999,                       OTHER
AND FOR THE YEARS ENDED JULY 3, 1998, JUNE 27,  CONTRIBUTED   COMPREHENSIVE   ACCUMULATED
           1997 AND JUNE 28, 1996,                CAPITAL        INCOME         DEFICIT      TOTAL
----------------------------------------------  -----------   -------------   -----------   --------
BALANCE AT JUNE 30, 1995....................     $140,610        $    2        $ (95,693)   $ 44,919
Acquisition by Seagate Technology of OnDemand
  Software, Inc. and minority interest of
  Arcada Holdings, Inc......................       98,249            --               --      98,249
Acquisition by Seagate Technology of Calypso
  Software Systems, Inc.....................       13,799            --               --      13,799
Income tax benefit from Seagate Technology
  stock option exercises....................        1,866            --               --       1,866
Foreign currency translation adjustment.....           --            (2)              --          (2)
Net loss....................................           --            --          (94,596)    (94,596)
Elimination of Arcada Holdings, Inc. activity
  for the duplicated six months ended December
  30, 1995..................................           --            --               80          80
                                                 --------        ------        ---------    --------
BALANCE AT JUNE 28, 1996....................      254,524            --         (190,209)     64,315
Income tax benefit from Seagate Technology
  stock option exercises....................        3,486            --               --       3,486
Net loss....................................           --            --          (33,200)    (33,200)
                                                 --------        ------        ---------    --------
BALANCE AT JUNE 27, 1997....................      258,010            --         (223,409)     34,601
Income tax benefit from Seagate Technology
  stock option exercises....................          576            --               --         576
Net income..................................           --            --            2,856       2,856
                                                 --------        ------        ---------    --------
BALANCE AT JULY 3, 1998.....................      258,586            --         (220,553)     38,033
Income tax benefit from Seagate Technology
  stock option exercises (unaudited)........          298            --               --         298
Net income (unaudited)......................           --            --           25,280      25,280
                                                 --------        ------        ---------    --------
BALANCE AT APRIL 2, 1999
(unaudited).................................     $258,884            --        $(195,273)   $ 63,611
                                                 ========        ======        =========    ========

See notes to combined financial statements.

                       NETWORK & STORAGE MANAGEMENT GROUP

                     NOTES TO COMBINED FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Description of business. The Network & Storage Management Group ("NSMG" or the "Network & Storage Management Group") develops and markets software products and provides related services enabling information technology ("IT") professionals to manage distributed network resources and to secure and protect enterprise data. The Network & Storage Management Group operates in a single industry segment, and its products offer features such as system backup, disaster recovery, migration, replication, automated client protection, storage resource management, scheduling, event correlation and desktop management.

     The Network & Storage Management Group is an operating division of Seagate Software, Inc. ("Seagate Software"), which is a majority-owned and consolidated subsidiary of Seagate Technology, Inc. ("Seagate Technology"), a data technology company that provides products for storing, managing and accessing digital information on computer systems. Seagate Software is headquartered in Scotts Valley, California and has 49 offices and operations in 18 countries worldwide.

     Restatement of Financial Statements. The Network & Storage Management Group had previously allocated a portion of goodwill to developed technology and evaluated the impairment of goodwill based on the revenues from the related software. Using this method, the Network & Storage Management Group recorded write-downs and write-offs of goodwill in fiscal 1997 in the amount of $10,259,000. The Network & Storage Management Group has re-evaluated its methodology and determined that goodwill should not be allocated to developed technology under Accounting Principles Board Opinion 17, "Intangible Assets." As a result, the Network & Storage Management Group has made adjustments to decrease the amounts of goodwill previously written-down and written-off from $10,259,000 to $6,173,000 in fiscal 1997. The additional goodwill of $4,086,000 is being amortized over the remaining estimated useful lives of approximately 5 years.

     The effect of this adjustment on previously reported combined financial statements as of and for the years ended July 3, 1998 and June 27, 1997 is as follows (in thousands, except per share amounts):

                                     AS REPORTED               AS RESTATED
                                    AS OF AND FOR             AS OF AND FOR
                                   THE YEARS ENDED           THE YEARS ENDED
                                ----------------------    ----------------------
                                JUNE 27,      JULY 3,     JUNE 27,      JULY 3,
                                  1997         1998         1997         1998
                                ---------    ---------    ---------    ---------
Amortization of goodwill......  $  23,987    $  12,456    $  20,250    $  13,236
Income (loss) from
  operations..................    (44,945)      10,210      (41,208)       9,430
Net income (loss).............    (36,937)       3,636      (33,200)       2,856
Goodwill and other intangible
  assets, net.................     52,480       38,374       56,217       41,331
Accumulated deficit...........   (227,146)    (223,510)    (223,409)    (220,553)

                       NETWORK & STORAGE MANAGEMENT GROUP

     The effect of this adjustment on previously reported combined financial statements as of and for the nine months ended April 3, 1998 is as follows (in thousands, except per share amounts):

                                               AS REPORTED          AS RESTATED
                                            -----------------    -----------------
                                            AS OF AND FOR THE    AS OF AND FOR THE
                                            NINE MONTHS ENDED    NINE MONTHS ENDED
                                              APRIL 3, 1998        APRIL 3, 1998
                                            -----------------    -----------------
                                               (UNAUDITED)          (UNAUDITED)
                                            -----------------    -----------------
Amortization of goodwill..................      $  10,071            $  10,656
Income from operations....................          9,833                9,248
Net income................................          3,254                2,669
Goodwill and other intangible assets,
  net.....................................         36,014               39,168
Accumulated deficit.......................       (223,892)            (220,741)

     Basis of presentation. These financial statements have been prepared using the historical basis of accounting and are presented as if the Network & Storage Management Group had existed as an entity separate from Seagate Software and Seagate Technology during the periods presented. These financial statements include the historical assets, liabilities, revenues and expenses that are directly related to the Network & Storage Management Group's operations. For certain assets and liabilities of Seagate Software that are not specifically identifiable with the Network & Storage Management Group, estimates have been used to allocate such assets and liabilities to the Network & Storage Management Group by applying methodologies management believes are appropriate.

     The unaudited quarterly consolidated financial statements presented have been prepared on a basis consistent with the audited consolidated financial statements, pursuant to the rules and regulations of the Securities and Exchange Commission.

     The statements of operations include all revenues and costs attributable to the Network & Storage Management Group, including allocations of certain corporate administration, finance, and management costs. Such costs were proportionately allocated to the Network & Storage Management Group based on detailed inquiries and estimates of time incurred by Seagate Software's corporate marketing and general and administrative departmental managers. In addition, certain of Seagate Software's operations are shared locations involving activities that pertain to the Network & Storage Management Group as well as to other businesses of Seagate Software. Costs incurred in shared locations are allocated based on specific identification, or where specific identification is not possible, such costs are allocated between the Network & Storage Management Group and other businesses of Seagate Software using methodologies that management believes are reasonable. Transactions and balances between entities and locations within the Network & Storage Management Group have been eliminated.

     From August 1994 to June 1996, Seagate Technology acquired seven software companies that were engaged in developing and marketing network and/or storage management software products. In addition, in February 1996, Seagate Technology merged with Conner Peripherals, Inc. ("Conner") in a transaction accounted for as a pooling-of-interests. In connection with the merger, Seagate Technology purchased the outstanding minority interests in Conner's storage management software operations under Arcada

                       NETWORK & STORAGE MANAGEMENT GROUP

Holdings, Inc. ("Arcada"). Also, in June 1998, the Network & Storage Management Group acquired Eastman Software for $10,000,000 in cash. The amount of capital contributed by Seagate Technology for acquisitions is determined by the amounts paid for such acquisitions by Seagate Technology on behalf of the Network & Storage Management Group. The accompanying financial statements present the combined results of operations of the acquired companies from the dates of acquisition.

     The Network & Storage Management Group operates and reports financial results on a fiscal year of 52 or 53 weeks ending on the Friday closest to June
30. Accordingly, fiscal 1996 ended on June 28, 1996, fiscal 1997 ended on June 27, 1997, and fiscal 1998 ended on July 3, 1998. Fiscal years 1996 and 1997 were comprised of 52 weeks, and fiscal 1998 was comprised of 53 weeks. Fiscal 1999 will be a 52-week year and will end on July 2, 1999. All references to years in the notes to combined financial statements represent fiscal years unless otherwise noted.

     Arcada, which was acquired by the Network & Storage Management Group pursuant to Seagate Technology's merger with Conner, had a fiscal year that ended on the Saturday closest to December 31. Accordingly, Arcada's statement of operations for the year ended December 30, 1995 has been combined with the Network & Storage Management Group's statement of operations for the year ended June 30, 1995. In order to conform Arcada's fiscal year end to the Network & Storage Management Group's fiscal year end, the Network & Storage Management Group's combined statement of operations for the year ended June 28, 1996 includes six months (July 1, 1995 through December 30, 1995) for Arcada which are also included in the Network & Storage Management Group's combined statement of operations for the year ended June 30, 1995.

     Economic dependence on Seagate Technology. The Network & Storage Management Group incurred net losses of $94,596,000 and $33,200,000 during 1996 and 1997, respectively, and had a working capital deficit of $12,690,000 at July 3, 1998. On July 4, 1998, Seagate Software and Seagate Technology renewed the Revolving Loan Agreement on substantially the same terms and conditions as the prior agreement that was dated June 28, 1996. Under the Revolving Loan Agreement, Seagate Technology finances certain of Seagate Software's working capital needs. The Revolving Loan Agreement provides for maximum outstanding borrowings of up to $60,000,000 and is renewable every two years. Outstanding borrowings by the Network & Storage Management Group from Seagate Technology and affiliates were $25,616,000 and $10,636,000 at June 27, 1997 and July 3, 1998, respectively and a net receivable of $42,111,000 (unaudited) at April 2, 1999. Borrowings from Seagate Technology consist primarily of amounts used to fund the Network & Storage Management Group's operating activities. A net receivable position existed as of April 2, 1999 primarily due to an increase in loan repayments to Seagate Technology resulting from an increase in cash generated from operations. The loan balance is offset and presented on the balance sheet as a net receivable or net payable in accordance with the terms of the loan agreement. Beginning in fiscal 1999, the Network & Storage Management Group will pay interest at the LIBOR rate plus 2% per annum on such borrowings; the Network & Storage Management Group previously paid interest at 6%. Interest expense as presented in the statement of operations primarily relates to interest incurred under the Revolving Loan Agreement.

                       NETWORK & STORAGE MANAGEMENT GROUP

     The Network & Storage Management Group and Seagate Software are economically dependent on Seagate Technology and believe that to the extent future cash flows from operations and borrowings under the existing loan agreement with Seagate Technology are not sufficient to fund the Network & Storage Management Group's working capital deficit and planned activities during the next 12 months, that additional funding will be available at a reasonable cost from Seagate Technology.

     Accounting estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates.

     Concentration of credit risk. Financial instruments that potentially subject the Network & Storage Management Group to significant concentrations of credit risk consist primarily of cash and accounts receivable. The Network & Storage Management Group places its cash and cash equivalents in high credit quality financial institutions. Accounts receivable are derived from revenues earned from customers primarily located in North America. The Network & Storage Management Group performs ongoing credit evaluations of its customers and generally does not require collateral. The Network & Storage Management Group maintains reserves for potential credit losses and historically such losses have been immaterial. Revenue from one third-party customer, Ingram Micro, accounted for 17%, 22% and 27% of the Network & Storage Management Group's total revenues in 1996, 1997 and 1998, and 28% (unaudited) in the nine months ended April 3, 1998 and 28% (unaudited) in the nine months ended April 2, 1999. Revenue from another third-party customer, Tech Data, accounted for 12% of the Network & Storage Management Group's total revenues in 1998.

     Foreign currency translation. The U.S. dollar is the functional currency for all of the Network & Storage Management Group's foreign operations. Gains and losses on the remeasurement into U.S. dollars of amounts denominated in foreign currencies are included in net income.

     Earnings per share. The Network & Storage Management Group is a division of Seagate Software and has no formal capital structure. Accordingly, earnings per share information is not presented.

     Cash management. Seagate Technology uses a centralized cash management function for all of its domestic operations, including domestic operations of the Network & Storage Management Group.

     Cash and cash equivalents. The Network & Storage Management Group considers all highly liquid investments with an original maturity of 90 days or less at the time of purchase to be cash equivalents. The Network & Storage Management Group typically uses available cash in excess of amounts required for operating activities to pay amounts due under the Revolving Loan Agreement. Accordingly, the Network & Storage Management Group has not had significant cash equivalents to date.

     Inventories. Inventories are stated at the lower of cost (first in, first out method) or market, and consist primarily of materials used in software products, related supplies and packaging materials.

                       NETWORK & STORAGE MANAGEMENT GROUP

     Equipment and leasehold improvements. Equipment and leasehold improvements are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from two to five years. Assets under capital leases and leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the remaining lease term.

     Goodwill and other intangible assets. Goodwill represents the excess of the purchase price of acquired companies over the estimated fair values of tangible and intangible net assets acquired. Goodwill is amortized on a straight-line basis over five to seven years. The carrying values of long-term assets and intangibles other than developed technology ("other intangibles") are reviewed if facts and circumstances suggest that they may be impaired. If this review indicates that carrying values of long-term assets and other intangibles and associated goodwill will not be recoverable based on projected undiscounted future cash flows, carrying values are reduced to estimated fair values by first reducing goodwill and second by reducing long-term assets and other intangibles.

     Other intangible assets consist of trademarks, assembled workforces, distribution networks, developed technology, customer bases, and covenants not to compete related to acquisitions accounted for by the purchase method. See Note on Business Combinations and Acquisitions. Amortization of purchased intangibles, other than acquired developed technology, is provided on the straight-line basis over the respective useful lives of the assets ranging from 36 to 60 months for trademarks, 24 to 48 months for assembled workforces and distribution networks, 12 to 36 months for customer bases and 18 to 24 months for covenants not to compete. In-process research and development without alternative future use is expensed when acquired.

     Developed technology and capitalized software development costs. The Network & Storage Management Group applies Statement of Financial Accounting Standards No. 86 ("SFAS 86"), "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed", to software technologies developed internally, acquired in business acquisitions, and purchased.

     Internal development costs are included in research and development and are expensed as incurred. SFAS 86 requires the capitalization of certain internal development costs once technological feasibility is established, which based on the Network & Storage Management Group's development process generally occurs upon the completion of a working model. As the time period between the completion of a working model and the general availability of software has been short, capitalization of internal development costs has not been material to date. Capitalized costs are amortized based on the greater of the straight-line basis over the estimated product life (generally 30 to 48 months) or the ratio of current revenues to the total of current and anticipated future revenues.

     Purchased developed technology, including developed technology acquired in business acquisitions, is amortized based on the greater of the straight-line basis over the estimated useful life (30 to 48 months) or the ratio of current revenues to the total of current and anticipated future revenues. The recoverability of the carrying value of purchased developed technology and associated goodwill is reviewed periodically. The carrying value of developed technology is compared to the estimated future gross revenues from that product reduced by the estimated future costs of completing and disposing of that product,

                       NETWORK & STORAGE MANAGEMENT GROUP
including the costs of performing maintenance and customer support (net undiscounted cash flows) and to the extent that the carrying value exceeds the undiscounted cash flows the difference is written off. If the developed technology was acquired in a business combination the carrying value of any related goodwill is also compared to the estimated net discounted cash flows less the carrying value of the developed technology and if the carrying value of the goodwill exceeds the net undiscounted cash flows the difference is written off.

     Fair value disclosures. The Network & Storage Management Group maintains its cash principally with major banks in interest- and non-interest-bearing bank accounts. There are no realized or unrealized gains or losses and fair value approximates carrying value for all cash balances.

     Pushdown and carveout accounting. Seagate Technology has provided substantial services to Seagate Software, including general management, treasury, tax, financial reporting, benefits administration, insurance, information technology, legal, accounts payable and receivable and credit functions. Seagate Technology has charged Seagate Software for these services through corporate expense allocations, and such expenses in turn have been reallocated by Seagate Software to the Network & Storage Management Group and to the other businesses of Seagate Software. The amount of corporate expense allocations is dependent upon the total amount of allocable costs incurred by Seagate Technology on behalf of Seagate Software and the Network & Storage Management Group less amounts charged as a specific cost or expense rather than by allocation. Included in the Network & Storage Management Group's general and administrative expenses are Seagate Technology allocation charges of $1,771,000, $1,462,000 and $730,000 for 1996, 1997 and 1998, respectively and $525,000
(unaudited) and $387,000 (unaudited) for the nine months ended April 3, 1998 and April 2, 1999, respectively. Included in sales and marketing expenses are Seagate Technology allocation charges of $14,000, $12,000 and $462,000 for 1996, 1997 and 1998, respectively and $459,000 (unaudited) and $216,000 (unaudited) for the nine months ended April 3, 1998 and April 2, 1999, respectively. The increase in sales and marketing expenses in 1998 was due to proportional cost allocations from Seagate Technology's corporate branding program, which consisted of television and newspaper advertisements.

     The Network & Storage Management Group's employees participated in Seagate Technology's profit sharing plan through the first quarter of fiscal 1998 and in Seagate Technology's management bonus plan during 1997. The Network & Storage Management Group has since adopted its own bonus plan. Compensation expenses recorded by the Network & Storage Management Group under Seagate Technology's plans totaled $700,000, $2,664,000 and $0 for 1996, 1997 and 1998, respectively.

     The employees of the Network & Storage Management Group also participate in Seagate Technology Employee Stock Purchase Plan (the "Purchase Plan"). The Purchase Plan permits eligible employees who have completed thirty days of employment prior to the inception of the offering period to purchase common stock of Seagate Technology through payroll deductions at the lower of 85% of the fair market value of the common stock at the beginning or at the end of each six-month offering period. Under the plan, approximately 34,500, 71,200 and 75,700 shares of common stock of Seagate Technology

                       NETWORK & STORAGE MANAGEMENT GROUP
were issued to the Network & Storage Management Group's employees in 1996, 1997 and 1998, respectively.

     The U.S. employees of the Network & Storage Management Group also participate in the Seagate Technology tax-deferred savings plan, the Seagate Technology, Inc. Savings and Investment Plan (the "401(k) plan"). The 401(k) plan is designed to provide qualified employees with an accumulation of funds at retirement. Qualified employees may elect to make contributions to the 401(k) plan on a monthly basis. The Network & Storage Management Group may make annual contributions to the 401(k) plan at the discretion of the Board of Directors. Network & Storage Management Group contributions were immaterial in fiscal years 1996 and 1997 and were $560,000 in fiscal year 1998.

     Revenue recognition. During fiscal 1998 and prior, the Network & Storage Management Group recognized revenue in accordance with the American Institute of Certified Public Accountants Statement of Position 91-1, "Software Revenue Recognition". The Network & Storage Management Group's total revenues are derived from license revenues for its various software products as well as maintenance, support, training and consulting. Revenues for maintenance, support services, training and consulting are recognized separately from software licenses. License revenues are recognized upon delivery of the product if no significant vendor obligations remain and collection of the resulting receivable is probable. Allowances for estimated future returns are provided upon shipment. Maintenance and support revenues consist of ongoing support and product updates and are recognized ratably over the term of the contract, which is typically twelve months. Revenues from training and consulting are recognized when the services are performed.

     Revenues from resellers, including VARs, OEMs, distributors and Seagate Technology, are primarily recognized at the time of product delivery to the reseller. The Company's policy is to defer such revenues if resale contingencies exist. Factors considered in the determination of whether such contingencies exist include, but are not limited to, payment terms, collectibility and past history with the customer.

     Product returns are reserved for in accordance with SFAS 48. Such returns are estimated based on historical return rates. The Company considers other factors such as fixed and determinable fees, resale contingencies, arms length contract terms and the ability to reasonably estimate returns to ensure compliance with SFAS 48. Additionally, the Network and Storage Management Group continually reviews its estimated product return provisions to ensure that they are reasonable in relation to actual product returns, which are quantified based on approved return authorization forms received prior to fiscal cutoff dates. Historically, the Network and Storage Management Group's estimated product return rates have not varied materially from actual product return rates.

     In October 1997 and March 1998, the American Institute of Certified Public Accountants issued Statements of Position 97-2, "Software Revenue Recognition" ("SOP 97-2") and 98-4, "Deferral of the Effective Date of a Provision of SOP 97-2, Software Revenue Recognition" ("SOP 98-4"). SOP 97-2 and SOP 98-4 provide guidance on recognizing revenue on software transactions and supersede SOP 91-1. The Network & Storage Management Group has assessed the impact of the requirements of SOP 97-2 and SOP 98-4 and has changed certain of its policies and procedures. The Network & Storage

                       NETWORK & STORAGE MANAGEMENT GROUP

Management Group's adoption of SOP 97-2 and SOP 98-4 for transactions entered into after July 3, 1998 did not have a significant impact on revenues or results of operations for the first nine months of fiscal 1999.

     Advertising expense. The cost of advertising is expensed as incurred. The Network & Storage Management Group does not incur any direct response advertising costs. Advertising costs totaled $13,914,000, $18,571,000 and $12,358,000 in 1996, 1997 and 1998, respectively.

     Accounts receivable. Accounts receivable are summarized below, in thousands:

                                                JUNE 27,    JULY 3,     APRIL 2,
                                                  1997       1998         1999
                                                --------    -------    -----------
                                                                       (UNAUDITED)
Accounts receivable...........................  $15,340     $16,780     $ 33,165
Less allowance for non-collection.............     (953)       (798)     (10,075)
                                                -------     -------     --------
                                                $14,387     $15,982     $ 23,090
                                                =======     =======     ========

     Inventory. The write-downs of inventory to the lower of cost or market were $800,000, $531,000 and $3,674,000 in 1996, 1997 and 1998, respectively. The write-down in fiscal 1998 was a result of consolidating Seagate Software's fulfillment warehouses and changing their strategy to have fulfillment activities handled by an outsourcing partner. As a result of this consolidation excess and obsolete components and finished goods were written down. The write-down in fiscal 1997 and 1996 related to excess and obsolete components and finished goods inventory.

     Equipment and leasehold improvements. Equipment and leasehold improvements consisted of the following, in thousands:

                                              JUNE 27,    JULY 3,      APRIL 2,
                                                1997        1998         1999
                                              --------    --------    -----------
                                                                      (UNAUDITED)
Equipment...................................  $ 24,063    $ 21,366     $ 24,616
Leasehold improvements......................     5,274       5,783        8,276
                                              --------    --------     --------
                                                29,337      27,149       32,892
Less accumulated depreciation and
  amortization..............................   (12,271)    (15,811)     (20,159)
                                              --------    --------     --------
                                              $ 17,066    $ 11,338     $ 12,733
                                              ========    ========     ========

     Depreciation is recognized on the straight-line basis over the respective useful lives of the assets, ranging from two to five years for equipment and the life of the lease for building and leasehold improvements. Depreciation expense was $3,455,000, $7,393,000 and $9,111,000 in 1996, 1997 and 1998, respectively.

                       NETWORK & STORAGE MANAGEMENT GROUP

     Goodwill and other intangibles. Goodwill and other intangibles consisted of the following, in thousands:

                                                  JUNE 27,   JULY 3,     APRIL 2,
                                                    1997       1998        1999
                                                  --------   --------   -----------
                                                                        (UNAUDITED)
Goodwill........................................  $ 50,286   $ 49,039    $ 49,139
Developed technology............................    28,486     28,449      28,638
Trademarks......................................     3,653      3,653       3,653
Assembled workforce.............................     4,638      2,568       2,568
Distribution network............................     2,925      2,925       2,925
Other intangibles...............................     8,604      9,743       9,743
                                                  --------   --------    --------
                                                    98,592     96,377      96,666
Accumulated amortization........................   (42,375)   (55,046)    (65,102)
                                                  --------   --------    --------
Goodwill and other intangibles..................  $ 56,217   $ 41,331    $ 31,564
                                                  ========   ========    ========

     Amortization of developed technologies is included in costs of revenues. In 1996, 1997 and 1998 amortization expense for goodwill and other intangibles includes write-offs and write-downs to the estimated fair value of $2,157,000, $6,173,000 and $1,900,000, respectively. In 1997 the amortization of acquired developed technologies included in cost of revenues includes write-downs and write-offs to net realizable value of $6,918,000.

     Periodically, the Network & Storage Management Group reviews the carrying value of its intangibles other than developed technology to ascertain if there has been any impairment. In 1996, the former owner of Frye Computer Systems, Inc. (a 1995 acquisition) and its original founder, Mr. Frye, left the Network & Storage Management Group. With his departure, the Network & Storage Management Group decided to release Mr. Frye from the remaining period of his covenant not to compete and to not use the Frye name trademark in future products. As a result, the remaining carrying value of the covenant not to compete and trademark and associated goodwill totalling $2,157,000 were written off.

     The Network & Storage Management Group also periodically reviews the net realizable value of developed technology under the guidance of SFAS No. 86. The Network & Storage Management Group compares the estimated undiscounted future cash flows on a product by product basis to the unamortized cost of developed technology. Unamortized costs in excess of the estimated undiscounted cash flows are written off. The impairment write-offs for developed technology recorded in 1997 were caused by a number of factors including the Network & Storage Management Group's decision to stop selling products or technologies such as DOS, new acquisitions, or new product designs. The Network & Storage Management Group is not currently generating revenue from any products for which the related developed technology has been impaired.

     In addition, the Network & Storage Management Group assesses the impairment of goodwill not within the scope of SFAS 121 under Accounting Principles Board Opinion No. 17, "Intangible Assets" (APB 17). During 1997, the Network & Storage Management Group wrote-off and wrote-down goodwill amounting to $6,173,000. The write-offs and write-downs related to the decision to abandon and stop selling all current and future

                       NETWORK & STORAGE MANAGEMENT GROUP
products acquired from Frye Computer Systems, Inc., the decision to abandon and stop selling virtually all current and future products acquired in the acquisition of Palindrome Corporation, and the decision to close down and sell Calypso Software Systems, Inc.

     The Network & Storage Management Group has capitalized the assembled workforce in most of its acquisitions. When the Network & Storage Management Group reviews the carrying value of its intangibles, if there remains less than 5% of the original workforce the related intangible is deemed impaired. In 1998, the Network & Storage Management Group wrote off the workforces and associated goodwill for three previous acquisitions, Network Computing, Inc., Netlabs, Inc., and Creative Interaction Technologies, Inc. because less than 5% of the original workforce remained.

     The following table provides quantitative information about the write-offs and write-downs of goodwill and other intangibles, in thousands:

                                  1996                    1997                    1998
                          ---------------------   ---------------------   ---------------------
                                                  DEVELOPED
                          INTANGIBLE   GOODWILL   TECHNOLOGY   GOODWILL   INTANGIBLE   GOODWILL
                          ----------   --------   ----------   --------   ----------   --------
COVENANT NOT TO COMPETE
  Frye Computer Systems,
     Inc................    $1,188       $744
TRADEMARK
  Frye Computer Systems,
     Inc................       225
DEVELOPED TECHNOLOGY
  Netlabs, Inc..........                            $  780
  Palindrome
     Corporation........                             2,740      $2,930
  Calypso Software
     Systems, Inc.......                             1,627       2,573
  Creative Interaction
     Technologies,
     Inc................                             1,176
  Frye Computer Systems,
     Inc................                               463         670
  Network Computing,
     Inc................                               132
ASSEMBLED WORKFORCE
  Network Computing,
     Inc................                                                     $120       $  155
  Netlabs, Inc..........                                                      431        1,045
  Creative Interaction
     Technologies,
     Inc................                                                       82           67
                            ------       ----       ------      ------       ----       ------
     Total..............    $1,413       $744       $6,918      $6,173       $633       $1,267
                            ======       ====       ======      ======       ====       ======

NEW ACCOUNTING PRONOUNCEMENTS

     The Network & Storage Management Group intends to adopt Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"), and No. 131, "Disclosures about Segments of an Enterprise and Related Information"

                       NETWORK & STORAGE MANAGEMENT GROUP

("SFAS 131") during fiscal 1999. Both standards will require additional disclosure, but will not have a material effect on the Network & Storage Management Group's financial position or results of operations. SFAS 130 establishes standards for the reporting and display of comprehensive income, including net income and items that are currently reported directly as a component of stockholders' equity such as changes in foreign currency translation adjustments and changes in the fair value of available-for-sale financial instruments. SFAS 131 changes the way companies report segment information and requires segments to be determined based on how management measures performance and makes decisions about allocating resources. The Network & Storage Management Group has not provided the disclosures related to SFAS 130 for the nine month periods ended April 3, 1998 and April 2, 1999, as these amounts are immaterial.

     In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 provides guidance on capitalization of the costs incurred for computer software developed or obtained for internal use. It also provides guidance for determining whether computer software is internal-use software and on accounting for the proceeds of computer software originally developed or obtained for internal use and then subsequently sold to the public. The Network & Storage Management Group has not yet determined the impact, if any, of adopting this statement. The disclosures prescribed by SOP 98-1 will be effective for the Network & Storage Management Group's combined financial statements for the fiscal year ending June 30, 2000.

     In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). This statement establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that derivatives be recognized in the balance sheet at fair value and specifies the accounting for changes in fair value. In June 1999, the FASB issued SFAS 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133" to defer the effective date of SFAS 133 until fiscal years beginning after June 15, 2000. The Network & Storage Management Group generally does not use derivative financial instruments and the impact of SFAS 133 is not anticipated to be material when adopted.

BUSINESS COMBINATIONS AND ACQUISITIONS

     The Network & Storage Management Group has a history of acquisitions and during the three most recent fiscal years acquired Arcada Holdings, Inc., Calypso Software Systems, Inc., OnDemand Software, Inc. and Sytron Corporation in 1996, made no acquisitions in 1997, and acquired Eastman Software Storage Management Group, Inc. in 1998.

     In accordance with the provisions of APB Opinion 16, all identifiable assets, including identifiable intangible assets, were assigned a portion of the cost of the acquired enterprise (purchase price) on the basis of their respective fair values. This included the portion of the purchase price properly attributed to incomplete research and development projects that should be expensed according to the requirements of Interpretation 4 of SFAS No. 2.

                       NETWORK & STORAGE MANAGEMENT GROUP

     Valuation of acquired intangible assets. To determine the value of developed technologies, the expected future cash flows of existing product and core technologies were evaluated, taking into account risks related to the characteristics and applications of each product, existing and future markets and assessments of the life cycle stage of each product. Based on this analysis, the existing technologies that had reached technological feasibility were capitalized.

     To determine the value of in-process research and development, the Network & Storage Management Group considered, among other factors, the state of development of each project, the time and cost needed to complete each project, expected income, associated risks which included the inherent difficulties and uncertainties in completing each project and thereby achieving technological feasibility and risks related to the viability of and potential changes to future target markets. This analysis resulted in amounts assigned to in-process research and development for projects that had not yet reached technological feasibility and which did not have alternative future uses. The Income Approach, which includes analysis of markets, cash flows, and risks associated with achieving such cash flows, was the primary technique utilized in valuing each in-process research and development project. The underlying in-process projects acquired were the most significant and uncertain assumptions utilized in the valuation analysis of in-process research & development projects.

     To determine the value of developed technologies, the expected future cash flows of existing product technologies were evaluated, taking into account risks related to the characteristics and applications of each product, existing and future markets and assessments of the life cycle stage of each product. Based on this analysis, the existing technologies that had reached technological feasibility were capitalized.

     To determine the value of the distribution networks and customer bases, the Network & Storage Management Group considered, among other factors, the size of the current and potential future customer bases, the quality of existing relationships with customers, the historical costs to develop customer relationships, the expected income and associated risks. Associated risks included the inherent difficulties and uncertainties in transitioning the business relationships from the acquired entity to the Network & Storage Management Group and risks related to the viability of and potential changes to future target markets.

     To determine the value of trademarks, the Network & Storage Management Group considered, among other factors, the assumption that in lieu of ownership of a trademark, the Network & Storage Management Group would be willing to pay a royalty in order to exploit the related benefits of such trademark.

     To determine the value of assembled workforces, the Network & Storage Management Group considered, among other factors, the costs to replace existing employees including search costs, interview costs and training costs.

     Goodwill is determined based on the residual difference between the amount paid and the values assigned to identified tangible and intangible assets. If the values assigned to identified tangible and intangible assets exceed the amounts paid, including the effect of deferred taxes, the values assigned to long-term assets were reduced proportionally.

                       NETWORK & STORAGE MANAGEMENT GROUP

     Acquisition of Sytron Corporation. In July 1995, Arcada Software, Inc., a majority-owned subsidiary of Arcada, acquired the assets and liabilities of Sytron Corporation, a company that developed, produced and marketed software products for data storage management. The purchase price of approximately $5,017,000 was paid in cash. Arcada accounted for the acquisition using the purchase method, and the results of operations of Sytron are only included in the Network & Storage Management Group's operations since the acquisition was completed. The following is a summary of the purchase price allocation, in thousands:

Current assets and other tangible assets....................  $  848
Liabilities assumed.........................................    (508)
Developed technology........................................   1,487
In-process research and development.........................   2,817
Goodwill....................................................     373
                                                              ------
                                                              $5,017
                                                              ======

     Acquisition of minority interest of Arcada Holdings, Inc. The combination of Seagate Software with Arcada Holdings, Inc. ("Arcada"), a company which developed, marketed and supported data protection and storage management software products that operated across multiple desktop and client/server environments, was accounted for as a pooling-of-interests and, accordingly, all prior periods presented in the accompanying combined financial statements include the accounts and operations of Arcada. Arcada's results of operations for the duplicated six months ended December 30, 1995 were as follows, in thousands:

                                                        SIX MONTHS ENDED
                                                        DECEMBER 30, 1995
                                                        -----------------
Net revenues..........................................       $37,700
Operating expenses....................................        29,320
Other income..........................................           588
Net loss..............................................           (80)

     In connection with the pooling-of-interests, the Network & Storage Management Group acquired the then outstanding minority interest of Arcada. The minority interest was approximately 31% on a fully diluted basis. The acquisition of the minority interest was accounted for as a purchase and in connection with the acquisition, Seagate Technology issued 2,553,000 shares of common stock with a fair market value of approximately $52,009,000 and 1,817,000 options to purchase common stock with a fair market value of approximately $33,065,000 (aggregate fair value of $85,074,000). The value of the shares of Seagate Technology common stock issued to shareholders of Arcada was determined based on the average market price of Seagate Technology's common stock five days before and five days after October 3, 1995, the date that the terms of the acquisition were agreed to. The options were issued to employees of Arcada and Conner, Arcada's parent, in exchange for options of Arcada. The options have a term of 10 years and vest 1/16 per quarter over 4 years. The value of the options were based on the intrinsic value of the options, which approximates the fair value. The following is a

                       NETWORK & STORAGE MANAGEMENT GROUP
summary of the purchase price allocation for the acquisition of the minority interest, in thousands:

Assembled workforce.........................................  $ 1,355
Distribution network........................................       94
Corporate accounts..........................................      375
Strategic alliances.........................................    1,437
OEM agreements..............................................    3,217
Value added resellers.......................................    2,030
Trademarks..................................................    2,811
Developed technology........................................    4,623
In-process research and development.........................   43,949
Deferred tax liability......................................   (6,254)
Goodwill....................................................   31,437
                                                              -------
                                                              $85,074
                                                              =======

     Intangible assets were identified through (i) analysis of the acquisition agreement, (ii) consideration of the Network & Storage Management Group's intentions for future use of the acquired assets, and (iii) analysis of data available concerning Arcada's products, technologies, markets, historical financial performance, estimates of future performance and the assumptions underlying those estimates. The economic and competitive environment in which the Network & Storage Management Group and Arcada operate was also considered in the valuation analysis.

     Specifically, purchased research and development ("purchased R&D") was identified and valued through extensive interviews and discussions with the Network & Storage Management Group and Arcada management and the analysis of data provided by Arcada concerning Arcada's developmental products their respective stage of development, the time and resources needed to complete them, their expected income generating ability, target markets and associated risks. The Income Approach, which includes an analysis of the markets, cash flows, and risks associated with achieving such cash flows, was the primary technique utilized in valuing each purchased R&D project. A portion of the purchase price was allocated to the developmental projects based on the appraised fair values of such projects.

DISCUSSION OF IN-PROCESS RESEARCH & DEVELOPMENT ONE TIME WRITE-OFF

OVERVIEW

     As of the acquisition date, Arcada had spent a significant amount of money on research and development related to the re-development efforts to add features and utilities to the Desktop, NetWare and Windows NT products such as disk grooming, hierarchical storage management, upgraded graphical user interfaces, file and server replication, and server mirroring in order to continue to meet increasingly complex user needs.

     In accordance with SFAS 86, paragraph 38 ("Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed"), "the cost of software purchased to be integrated with another product or process will be capitalized only if technological feasibility was established for the software component and if all research and development

                       NETWORK & STORAGE MANAGEMENT GROUP
activities for the other components of the product or process were completed at the time of the purchase." Although Seagate purchased existing products from Arcada, since the majority of the original underlying code and base technology for the NetWare and Windows NT product families was completed in the 1990 time frame, the technologies, as of the date of valuation, were undergoing significant re-development.

ASSUMPTIONS

     Revenue

     Future revenue estimates were generated for the following product families:
(i) Desktop, (ii) NetWare, and (iii) Windows NT. Aggregate revenue for Arcada products was estimated to be approximately $94 million for the ten and one-half months ending December 31, 1996. Revenues were estimated to increase to approximately $161 million and $234 million for calendar years 1997 and 1998 when most of the in-process projects were expected to be complete and shipping. Thereafter, revenue was estimated to increase at rates ranging from 35% to 40% for calendar years 1999 through 2002. Revenue estimates were based on (i) aggregate revenue growth rates for the business as a whole, (ii) individual product revenues, (iii) growth rates for the storage management software market,
(iv) the aggregate size of the storage management software market, (v) anticipated product development and introduction schedules, (vi) product sales cycles, and (vii) the estimated life of a product's underlying technology. The estimated product development cycle for the new products ranged from 12 to 18 months.

     Operating expenses

     Operating expenses used in the valuation analysis of Arcada included (i) cost of goods sold, (ii) general and administrative expense, (iii) selling and marketing expense, and (iv) research and development expense. In developing future expense estimates, an evaluation of both Seagate Software and Arcada's overall business model, specific product results, including both historical and expected direct expense levels (as appropriate), and an assessment of general industry metrics was conducted.

     Cost of goods sold. Cost of goods sold, expressed as a percentage of revenue, for the developed and in-process technologies ranged from approximately 5% to 30% (30% for Desktop, 10% for NetWare, and 5% for Windows NT). The Network & Storage Management Group's cost of goods sold was 23% for fiscal 1996, 23% for fiscal 1997, and 13% for fiscal 1998.

     General and administrative ("G&A") expense. G&A expense, expressed as a percentage of revenue, for the developed and in-process technologies ranged from 12% in calendar 1996 to 8% in calendar 1998 and beyond.

     Selling and marketing ("S&M") expense. S&M expense, expressed as a percentage of revenue, for the developed and in-process technologies was estimated to be 30% throughout the estimation period.

     Research and development ("R&D") expense. R&D expense consists of the costs associated with activities undertaken to correct errors or keep products updated with current information (also referred to as "maintenance" R&D). Maintenance R&D includes all activities undertaken after a product is available for general release to customers to

                       NETWORK & STORAGE MANAGEMENT GROUP
correct errors or keep the product updated with current information. These activities include routine changes and additions. The maintenance R&D expense was estimated to be 5% of revenue for the developed technologies and 3% of revenue for the in-process technologies throughout the estimation period.

     In addition, as of the date of acquisition, the Network & Storage Management Group management anticipated the costs to complete the Desktop, NetWare, and Windows NT technologies at approximately $6.8 million, $4.5 million, and $7.5 million, respectively. Since the acquisition date, all projects originally acquired from Arcada were commercially released prior to the end of the fourth quarter of fiscal 1997.

     Effective tax rate

     The effective tax rate utilized in the analysis of developed and in-process technologies was 38%, which reflects Seagate's combined federal and state statutory income tax rates, exclusive of non-recurring charges at the time of the acquisition and estimated for future years.

     Discount rate

     The discount rates selected for Arcada's developed and in-process technologies were 15% and 17.5% respectively. In the selection of the appropriate discount rates, consideration was given to (i) the Weighted Average Cost of Capital (approximately 13% to 15% at the date of acquisition) of its parent, Seagate Technology, Inc. and (ii) the Weighted Average Return on Assets (approximately 18%). The discount rate utilized for the in-process technology was determined to be higher than Seagate's WACC due to the fact that the technology had not yet reached technological feasibility as of the date of valuation. In utilizing a discount rate greater than Seagate's WACC, management has reflected the risk premium associated with achieving the forecasted cash flows associated with these projects.

     Acquisition of OnDemand Software, Inc. In March 1996, the Network & Storage Management Group acquired all of the outstanding shares and stock options of OnDemand Software, Inc. ("OnDemand"), a company engaged in developing, producing and marketing WinINSTALL, a product which automates installation, upgrades and uninstalls of network applications throughout the enterprise. The purchase price of approximately $13,425,000 was paid in cash. The Network & Storage Management Group accounted for the acquisition using the purchase method, and the results of operations of OnDemand are only included in the Network & Storage Management Group's operations since the date

                       NETWORK & STORAGE MANAGEMENT GROUP
the acquisition was completed. The following is a summary of the purchase price allocation, in thousands:

Current assets and other tangible assets....................  $   832
Liabilities assumed.........................................     (227)
Assembled workforce.........................................      270
Developed technology........................................    2,000
Covenant not to compete.....................................       50
In-process research and development.........................    8,900
Goodwill....................................................    1,600
                                                              -------
                                                              $13,425
                                                              =======

     OnDemand develops and markets electronic software distribution products involved in network management in the client/server environment. OnDemand's flagship product is WinINSTALL. As of the date of acquisition, OnDemand was in the process of developing the next generation of WinINSTALL Version 6.0. A significant feature of Version 6.0 (not available by any competitive product) was a rollback with clone capability, which would allow the user to selectively return a PC to a previous state upon installation failure or upon user demand. In order for WinINSTALL Version 6.0 to become a commercially viable product, OnDemand, as of the valuation date, had undergone or was in the process of undergoing significant development efforts, including (i) developing rollback facilities, including clone capability, (ii) expanding global editor to be included in the WinINSTALL registry file, (iii) improving WinINSTALL Remote to ease package generation and distribution, (iv) adding a feature that would allow optional electronic mail notification on installation failure and on installation refusals due to reaching license limitations, and (v) expanding copy options and interactive install displays, adding substitution variables, and allowing version control of backup files.

     As of the date of acquisition, Company management anticipated the costs to complete WinINSTALL Version 6.0 at approximately $920,000. Since the acquisition date, the acquired in-process research and development from OnDemand has been completed and the related products have been released prior to the end of fiscal 1997.

     Acquisition of Calypso Software Systems, Inc. In May 1996, the Network & Storage Management Group acquired all of the outstanding shares of Calypso Software Systems, Inc. ("Calypso"), a company engaged in developing, producing and marketing software for managing systems and applications in complex, distributed client/server computer networks. The purchase price of approximately $13,865,000 was paid in cash. The Network & Storage Management Group accounted for the acquisition using the purchase method, and the results of operations of Calypso are only included in the Network &

                       NETWORK & STORAGE MANAGEMENT GROUP

Storage Management Group's operations since the date the acquisition was completed. The following is a summary of the purchase price allocation, in thousands:

Current assets and other tangible assets....................  $ 1,209
Liabilities assumed.........................................     (245)
Assembled workforce.........................................      400
Developed technology........................................    3,600
Customer base...............................................      540
In-process research and development.........................    5,400
Goodwill....................................................    2,961
                                                              -------
                                                              $13,865
                                                              =======

     Calypso is a software developer in the enterprise network/system management market. Calypso provides software which is designed to enable companies to automate the management of their distributed applications. At the date of acquisition, Calypso had two main products: Maestro Vision ("Maestro") and Atrium Extendible Management System ("EMS") for Spectrum. Both existing products, as of the acquisition date, were planned to be phased out over the following 24 months. Calypso, at the acquisition date, was in the process of developing the next generation Atrium EMS product that can be sold stand-alone. Both Maestro and Atrium EMS for Spectrum were originally designed for use only on certain system platforms, Cabletron and Spectrum, respectively. However, Atrium EMS (stand-alone) would allow systems managers on any system platform to distribute software; monitor CPU, memory, and operating system administration; manage applications, file systems, and print services; and perform UNIX and NT system administration.

     As of the date of acquisition, Calypso had undergone or was in the process of undergoing the re-write of code in C+, adding navigator capabilities, developing web server and browser interoperability, developing CORBA interoperability, and developing Network OLE/COM interoperability for Atrium EMS (stand-alone). The estimated cost to complete, at the date of acquisition, was approximately $750,000. These in process research and development projects were successfully completed prior to a restructuring of operations in the third quarter of fiscal 1997. As a result of this restructuring and a change in the Company's strategic direction, in the first quarter of fiscal 1998 the Company disposed of all the developed and in process technologies originally acquired from Calypso.

     Acquisition of Eastman Software Storage Management Group, Inc. In June 1998, the Network & Storage Management Group acquired all of the outstanding capital stock of Eastman Software Storage Management Group, Inc. ("Eastman"), a company engaged in developing, producing and marketing hierarchical storage management products for the Windows NT platform. The purchase price of approximately $10,000,000 was paid in cash. Approximately $6,800,000 of the total purchase price represented the value of in-process technology that had not yet reached technological feasibility, had no alternative future uses and was charged to the Network & Storage Management Group's operations in the quarter ended July 3, 1998. The Network & Storage Management Group accounted for the acquisition using the purchase method, and the results of operations of Eastman are only included in the Network & Storage Management Group's operations since the date the acquisition was completed. Pro forma financial information is not presented as such

                       NETWORK & STORAGE MANAGEMENT GROUP
amounts are not material. The following is a summary of the purchase price allocation, in thousands:

Current assets and other tangible assets....................  $   535
Liabilities assumed.........................................     (508)
Assembled workforce.........................................      340
Developed technology........................................      500
In-process research and development.........................    6,800
Microsoft agreement.........................................    1,500
Goodwill....................................................      833
                                                              -------
                                                              $10,000
                                                              =======

OVERVIEW

     Eastman Software Storage Management Group's two primary products are OPEN/stor for Windows NT and AvailHSM for NetWare. By integrating Eastman's product line, the Network & Storage Management Group will be able to convert their Storage Migrator product into a stand-alone HSM application for Windows NT environments. As of the date of acquisition the Network & Storage Management Group abandoned the AvailHSM product and technology due to dated features and functionality; the valuation analysis did not include a fair value for the AvailHSM product.

     As for OPEN/stor at the date of acquisition the Network & Storage Management Group planned to phase out the product over the following 12 to 15 months. NSMG's purpose for the acquisition was for the next generation technologies that were underway at Eastman referenced by project names Sakkara and Phoenix. These projects were complete re-writes of Eastman's prior generation technology that would allow the product to be sold stand-alone upon completion.

     In accordance with SFAS 86, paragraph 38 ("Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed"), "the cost of software purchased to be integrated with another product or process will be capitalized only if technological feasibility was established for the software component and if all research and development activities for the other components of the product or process were completed at the time of the purchase." Although the Network & Storage Management Group purchased existing products from Eastman, the existing products did not operate on a stand-alone basis. Therefore, as mentioned above, all of the original underlying code and base technology for the next generation products were in the process of being completely re-written as date of valuation.

ASSUMPTIONS

     Revenue

     Future revenue estimates were generated for the following technologies: (i) OPEN/stor, (ii) Sakkara, and (iii) Phoenix. Aggregate revenue for existing Eastman products was estimated to be approximately $167,000 for the one month ending June 30, 1998. Revenues were estimated to increase to approximately $3.9 million and $7.1 million for fiscal years 1999 and 2000 when most of the in-process projects were expected to be

                       NETWORK & STORAGE MANAGEMENT GROUP
complete and shipping. Thereafter, revenue was estimated to increase at rates ranging from 20% to 30% for fiscal years 2001 through 2006. Revenue estimates were based on (i) aggregate revenue growth rates for the business as a whole,
(ii) individual product revenues, (iii) growth rates for the storage management software market, (iv) the aggregate size of the storage management software market, (v) anticipated product development and introduction schedules, (vi) product sales, cycles, and (vii) the estimated life of a product's underlying technology.

     Operating expenses

     Operating expenses used in the valuation analysis of Eastman included (i) cost of goods sold, (ii) general and administrative expense, (iii) selling and marketing expense, and (iv) research and development expense. In developing future expense estimates, an evaluation of both the Network & Storage Management Group's and Eastman's overall business model, specific product results, including both historical and expected direct expense levels (as appropriate), and an assessment of general industry metrics was conducted.

     Cost of goods sold. Cost of goods sold expressed as a percentage of revenue for the developed and in-process technologies was estimated to be approximately 5% throughout the estimation period. The Network & Storage Management Group's cost of goods sold was 23% for fiscal 1996 and 23% for fiscal 1997.

     General and administrative ("G&A") expenses. G&A expense, expressed as a percentage of revenue, for the developed and in-process technologies was estimated to be approximately 10% throughout the estimation period.

     Selling and marketing ("S&M") expense. S&M expense, expressed as a percentage of revenue, for the developed and in-process technologies was estimated to be 27% throughout the estimation period.

     Research and development ("R&D") expense. R&D expense consists of the costs associated with activities undertaken to correct errors or keep products updated with current information (also referred to as "maintenance" R&D). Maintenance R&D includes all activities undertaken after a product is available for general release to customers to correct errors or keep the product updated with current information. These activities include routine changes and additions. The maintenance R&D expense was estimated to be 5% of revenue for the developed and in-process technologies throughout the estimation period.

     In addition, as of the date of acquisition, the Network & Storage Management Group's management anticipated the costs to complete the in-process technologies at approximately $1.8 million.

EFFECTIVE TAX RATE

     The effective tax rate utilized in the analysis of developed and in-process technologies was 38%, which reflects Seagate Software's combined federal and state statutory income tax rates, exclusive of non-recurring charges at the time of the acquisition and estimated for future years.

                       NETWORK & STORAGE MANAGEMENT GROUP

DISCOUNT RATE

     The discount rates selected for Eastman's developed and in-process technologies were 15% and 20%, respectively. In the selection of the appropriate discount rates, consideration was given to (i) the Weighted Average Cost of Capital (approximately 15% at the date of acquisition) and (ii) the Weighted Average Return on Assets (approximately 18%). The discount rate utilized for the in-process technology was determined to be higher than Seagate Software's WACC due to the fact that the technology had not yet reached technological feasibility as of the date of valuation. In utilizing a discount rate greater than Seagate Software's WACC, management has reflected the risk premium associated with achieving the forecasted cash flows associated with these projects.

STOCK OPTION PLANS

     The Seagate Software option plan provides for the issuance of either incentive or nonstatutory stock options to employees and consultants of Seagate Software and Seagate Technology. Seagate Software has reserved a total of 12,600,000 shares under the Plan. Options granted under Seagate Software's Plan are granted at fair market value, expire ten years from the date of the grant and vest over four years; 20% at the end of years one and two and 30% at the end of years three and four.

     The following table summarizes information about Seagate Software options outstanding as of July 3, 1998 for employees of the Network & Storage Management Group. Certain of Seagate Software's operations are shared locations involving activities that pertain to the Network & Storage Management Group as well as to other businesses of Seagate Software. Options outstanding for employees in shared locations have been allocated based on specific identification for each employee.

                           OPTIONS OUTSTANDING             EXERCISABLE OPTIONS
                  --------------------------------------   --------------------
                                 WEIGHTED
                                  AVERAGE       WEIGHTED               WEIGHTED
                                 REMAINING      AVERAGE                AVERAGE
   EXERCISE       NUMBER OF     CONTRACTUAL     EXERCISE    NUMBER     EXERCISE
    PRICES         SHARES     LIFE (IN YEARS)    PRICE     OF SHARES    PRICE
---------------   ---------   ---------------   --------   ---------   --------
$          4.00   1,293,677         7.9          $ 4.00     495,911     $4.00
$          6.00   1,875,278         9.0            6.00     132,420      6.00
$ 7.50 -- 11.00     879,597         9.6            8.86       4,780      8.08
$         12.75   1,467,378        10.0           12.75          --        --
                  ---------                                 -------
          Total   5,515,930         9.1            7.78     633,111      4.45
                  =========                                 =======

     Pro forma information. In October 1995, the Financial Accounting Standards Board released Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 provides an alternative to Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" ("APBO 25") and requires additional disclosures. Seagate Software and the Network & Storage Management Group have elected to follow APBO 25 in accounting for stock options granted. Under APBO 25, Seagate Software and the Network & Storage Management Group generally have not recognized compensation expense with respect to such options.

                       NETWORK & STORAGE MANAGEMENT GROUP

     Pro forma information regarding net income and earnings per share is required by SFAS 123 for stock options granted after June 30, 1995, as if the Network & Storage Management Group had accounted for Seagate Software stock options under the fair value method of SFAS 123. The fair value of Seagate Software options granted to Network & Storage Management Group employees was estimated using a Black-Scholes option valuation model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, the Black-Scholes model requires the input of highly subjective assumptions, including the expected stock price volatility. Because the Seagate Software stock options granted to the Network & Storage Management Group's employees have characteristics significantly different from those of exchange-traded options (and are not fully transferable) and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the Black-Scholes model does not necessarily provide a reliable single measure of the fair value of its stock options granted to employees.

     The fair value of Seagate Software stock options granted to the Network & Storage Management Group's employees was estimated assuming no expected dividends and the following weighted average assumptions:

                                        SEAGATE SOFTWARE       SEAGATE TECHNOLOGY
                                           INCENTIVE             EMPLOYEE STOCK
                                          STOCK OPTION              PURCHASE
                                          PLAN SHARES             PLAN SHARES
                                      --------------------    --------------------
                                      1996    1997    1998    1996    1997    1998
                                      ----    ----    ----    ----    ----    ----
Expected life (in years)............  3.65    3.65    3.67    .50     .50     .56
Risk-free interest rate.............   5.6%    6.2%    5.7%   5.4%    5.4%    5.5%
Volatility..........................   .55     .55     .55    .46     .46     .63

     The weighted average exercise price and weighted average fair value of Seagate Software stock options granted to Network & Storage Management Group employees in 1998 under Seagate Software's Plan were $9.04 and $4.20 per share, respectively. The weighted average purchase price and weighted average fair value of shares granted to Networ & Storage Management Group employees in 1998 under Seagate Technology Employee Stock Purchase Plan (the "Purchase Plan") were $26.99 and $12.03, respectively.

     For purposes of pro forma disclosures, the estimated fair value of options granted to the Network & Storage Management Group's employees is amortized over the options' vesting period for Seagate Software stock options and over the six-month purchase period for stock purchases under the Purchase Plan. For purposes of the determination of pro forma net loss, pro forma expense relating to stock options under FAS 123 was allocated based on Network & Storage Management Group headcount as a percentage of total Seagate Software headcount. The pro forma net loss was $94,846,000, $35,406,000 and $844,000 in 1996, 1997 and 1998, respectively. Because the Network & Storage Management Group does not have a formal capital structure, pro forma net loss per share is not presented.

                       NETWORK & STORAGE MANAGEMENT GROUP

     The effects on pro forma disclosures of applying SFAS 123 are not likely to be representative of the effects on pro forma disclosures of future years. Because SFAS 123 is applicable only to options granted subsequent to June 30, 1995, and Seagate Software did not commence granting stock options for the purchase of Seagate Software common stock until June 1996, the pro forma effect will not be fully reflected until 2000.

INCOME TAXES

     The Network & Storage Management Group is included in the consolidated federal and certain combined and consolidated foreign and state income tax returns of Seagate Technology. Seagate Technology and Seagate Software have entered into a tax sharing agreement (the "Tax Allocation Agreement") pursuant to which the Network & Storage Management Group computes hypothetical tax returns (with certain modifications) as if the Network & Storage Management Group was not joined in consolidated or combined returns with Seagate Technology. The Network & Storage Management Group must pay Seagate Technology the positive amount of any such hypothetical taxes. If the hypothetical tax returns show entitlement to refunds, including any refunds attributable to a carryback, then Seagate Technology will pay the Network & Storage Management Group the amount of such refunds. At the end of fiscal 1996 and 1997, there were no intercompany tax-related balances outstanding between the Network & Storage Management Group and Seagate Technology. At the end of fiscal 1998, a $6,958,000 intercompany tax-related balance was due from the Network & Storage Management Group to Seagate Technology.

     The (benefit from) provision for income taxes consisted of the following, in thousands:

                                                  JUNE 28,    JUNE 27,    JULY 3,
                                                    1996        1997       1998
                                                  --------    --------    -------
Current tax expense
  Federal.......................................  $(6,035)    $ (2,991)   $ 8,282
  State.........................................   (1,171)        (563)       908
  Foreign.......................................      228          473      1,213
                                                  -------     --------    -------
          Total current tax expense.............   (6,978)      (3,081)    10,403
Deferred tax expense
  Federal.......................................   (1,506)      (6,330)    (3,831)
  State.........................................     (280)      (1,175)      (711)
                                                  -------     --------    -------
          Total deferred tax expense............   (1,786)      (7,505)    (4,542)
                                                  -------     --------    -------
(Benefit from) provision for income taxes.......  $(8,764)    $(10,586)   $ 5,861
                                                  =======     ========    =======

     The (benefit from) provision for income taxes has been computed on a separate return basis subject to the following modifications as required by the Tax Allocation Agreement: (i) profitable members of the consolidated return group are prohibited from applying tax net operating loss carryforwards and tax credit carryforwards to reduce their separately computed tax liabilities to the extent that current year tax losses or tax credits of other members are available to reduce a profitable member's separate tax liability; and (ii) members must reimburse other members to the extent they use another member's tax attributes to reduce their separately computed tax liabilities. Pursuant to the terms of the

                       NETWORK & STORAGE MANAGEMENT GROUP

Tax Allocation Agreement, the tax benefits of certain of the Network & Storage Management Group's fiscal 1996 and 1997 tax losses and credits are recognized in the year such losses and credits are utilized by Seagate Technology in its tax returns.

     The pro forma information assuming a tax provision based on a separate filing basis is as follows, in thousands:

                                                               YEAR ENDED
                                                              JULY 3, 1998
                                                              ------------
Income before provision for income taxes....................     $8,717
Provision for income taxes..................................      3,064
                                                                 ------
Net income..................................................     $5,653
                                                                 ======

     The income tax benefits related to the exercise of employee stock options reduced amounts due to or increased amounts due from Seagate Technology pursuant to the Tax Allocation Agreement and were credited to additional paid-in capital. Such amounts approximated $1,866,000, $3,486,000 and $576,000 in 1996, 1997 and
1998, respectively.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Network & Storage Management Group's deferred tax assets and liabilities were as follows, in thousands:

                                                           JUNE 27,    JULY 3,
                                                             1997        1998
                                                           --------    --------
DEFERRED TAX ASSETS
Reserves and accruals not currently deductible...........  $  5,001    $  5,526
Depreciation.............................................       819        (980)
Acquisition-related items................................     8,445       8,534
Domestic and foreign net operating loss carryforwards....    12,779      12,788
Tax credit carryforwards.................................     1,155       1,155
Other....................................................     1,170       1,535
                                                           --------    --------
          Total deferred tax assets......................    29,369      28,558
Valuation allowance......................................   (29,369)    (28,558)
                                                           --------    --------
          Net deferred tax assets........................        --          --
                                                           ========    ========
DEFERRED TAX LIABILITIES
Acquisition-related items................................    (6,233)     (1,691)
                                                           --------    --------
          Total deferred tax liabilities.................    (6,233)     (1,691)
                                                           --------    --------
          Net deferred tax liabilities...................  $ (6,233)   $ (1,691)
                                                           ========    ========

     A valuation allowance has been provided for the deferred tax assets as of the end of fiscal 1997 and 1998. Realization of the deferred tax assets is dependent on future earnings, the timing and amount of which are uncertain. In addition, the net operating loss and tax credit carryforwards of acquired subsidiaries are subject to further limitations on utilization due to the "change in ownership" provisions of Internal Revenue Code Section 382 and the "separate return limitation year" rules of the federal consolidated return regulations. Approximately $5,416,000 of the valuation allowance as of July 3, 1998,

                       NETWORK & STORAGE MANAGEMENT GROUP
is attributable to deferred tax assets that when realized will reduce unamortized goodwill or other intangible assets of the acquired subsidiaries. The valuation allowance increased by $12,197,000 and $2,942,000 in 1996 and 1997, respectively and decreased by $811,000 in 1998.

     As of July 3, 1998, the Network & Storage Management Group has domestic and foreign net operating loss carryforwards of approximately $36,538,000 expiring in 2003 through 2010, if not used to offset future taxable income. In addition, the Network & Storage Management Group, as of July 3, 1998, has research and development tax credit carryforwards of approximately $1,155,000 expiring in 2005 through 2011, if not used to offset future tax liabilities.

     The reconciliation between the (benefit from) provision for income taxes at the U.S. statutory rate and the effective rate is summarized as follows, in thousands:

                                                  JUNE 28,    JUNE 27,    JULY 3,
                                                    1996        1997       1998
                                                  --------    --------    -------
(Benefit) provision at U.S. statutory rate......  $(36,176)   $(15,325)   $3,051
State income taxes (benefit), net...............      (761)       (563)      909
Foreign taxes in excess of the U.S. statutory
  rate..........................................        18          75       153
In-process research and development.............    15,382          --        --
Goodwill and other acquisition-related items....     2,833       4,307     2,894
Valuation allowance.............................     9,936       1,395      (811)
Other...........................................         4        (475)     (335)
                                                  --------    --------    ------
                                                  $ (8,764)   $(10,586)   $5,861
                                                  ========    ========    ======

     Cumulative undistributed earnings of certain foreign operations of the Network & Storage Management Group, of $2,276,000 are considered to be permanently invested in non-U.S. operations. No income tax has been provided on these amounts. Additional state and federal taxes that would have to be provided if these earnings were repatriated to the U.S. cannot be determined at this time.

                       NETWORK & STORAGE MANAGEMENT GROUP

COMMITMENTS

     Leases. The Network & Storage Management Group leases certain property, facilities and equipment under non-cancelable lease agreements. Facility leases expire at various dates through 2008 and contain various provisions for rental adjustments. The leases require the Network & Storage Management Group to pay property taxes, insurance and normal maintenance costs. The Network & Storage Management Group also occupies certain facilities owned by Seagate Technology. Future minimum payments for operating leases were as follows at July 3, 1998, in thousands:

                                                       OPERATING
                                                        LEASES
                                                       ---------
1999.................................................   $ 5,137
2000.................................................     4,605
2001.................................................     2,995
2002.................................................     2,603
2003.................................................     2,471
After 2003...........................................    34,287
                                                        -------
                                                        $52,098
                                                        =======

     Total rent expense for all facility and equipment operating leases was approximately $2,743,000, $4,094,000 and $4,781,000 for 1996, 1997 and 1998,
respectively.

LEGAL PROCEEDINGS

     On December 22, 1998, a former employee commenced an action in the Superior Court of Santa Cruz County against Seagate Software, Inc. claiming promissory fraud and fraudulent inducement to enter a contract, breach of a contract, constructive wrongful discharge and related claims, seeking monetary and injunctive relief. Specifically, the former employee alleges that a Seagate Software officer agreed to sell him a division of the Network & Storage Management Group business. On May 10, 1999 the plaintiff filed a dismissal with prejudice of all claims with the Superior Court.

     The Network & Storage Management Group business is engaged in various legal actions arising in the ordinary course of business and believes that the ultimate outcome of these actions will not have a material adverse effect on the Network & Storage Management Group business' financial position, liquidity or results of operations.

RESTRUCTURING COSTS

     Restructuring charges were $9.5 million in fiscal 1996 and $2.5 million in fiscal 1997. The 1996 restructuring charges pertain to the acquisition of Arcada Holdings, Inc. in February 1996. As a result of the acquisition, the Network & Storage Management Group business had obtained duplicate technologies and product lines in data protection and storage management software as those assets acquired in the Palindrome Corporation ("Palindrome") acquisition in fiscal 1995. The Network & Storage Management Group determined that it would be beneficial to consolidate the world-wide sales, marketing, research and development, technical support and other operations and administrative functions of its network and storage management business. A restructuring plan was

                       NETWORK & STORAGE MANAGEMENT GROUP
approved by the Seagate Software Board of Directors in March 1996 and the plan resulted in facility closures and staff reductions of 43 at the Arcada facilities in Westboro, Massachusetts, the United Kingdom and France, as well as staff reductions of 69 at the former Palindrome facility in Naperville, Illinois. In addition, because Arcada had a better industry reputation and superior products to those of Palindrome, the Network & Storage Management Group's plan and strategy going forward was to focus on the technologies and products acquired from Arcada. The revenue and net operating loss relating to products acquired from Palindrome for fiscal 1996 was $15.9 million and $2.1 million, respectively. For fiscal 1997, the revenue and net operating loss relating to products acquired from Palindrome was $3.3 million and $3.7 million, respectively.

     The non-cash restructuring charges included amounts for abandonment of the Palindrome trademarks, impairment of the capitalized workforce intangible assets pertaining to the acquisition of Palindrome because of the planned layoff of personnel, write-off of a duplicate trade show booth, and write-off of obsolete Palindrome marketing materials. Cash restructuring charges included amounts for severance and benefits to terminated Palindrome employees, costs for facilities lease termination, other contract cancellation fees, and merger related costs incurred by Arcada in the acquisition of the Arcada minority pooling of interests by Seagate Technology.

     The fiscal 1997 restructuring charges netted to $2.5 million, comprised of a $3.4 million restructuring charge that included the closure of the Network & Storage Management Group's facility located in Cupertino, California. This facility closure resulted in cash charges for severance and benefits for 69 employee terminations and non-cash charges for excess facilities and the write down of equipment. In addition, the $3.4 million included amounts related to the decision, after concluding a sale was no longer viable, to no longer pursue the technologies acquired in the fiscal 1996 acquisition of Calypso Software Systems, Inc. and to shut down its operations. This decision resulted in cash charges for severance and benefits for 35 employee terminations and non-cash charges for the write off of certain remaining intangible assets of Calypso. The revenue and net operating loss relating to products acquired from Calypso for fiscal 1996 was $444,000 and $53,000, respectively. For fiscal 1997, the revenue and net operating loss relating to products acquired from Calypso was $640,000 and $47,000, respectively.

     The restructuring charges recorded in fiscal 1997 were reduced by $957,000 for the reversal of amounts pertaining to the fiscal 1996 restructuring charges as a result of a higher than planned number of voluntary employee terminations without severance benefits prior to the facility shutdown and completion of other aspects of the restructuring plan at less than the originally estimated cost, net of an increase in the accrual for facilities lease payments due to changes in estimates of the costs to terminate leases after facilities closure.

                       NETWORK & STORAGE MANAGEMENT GROUP

     A summary of Network & Storage Management Group business restructuring activities is provided below (in thousands):

                                  SEVERANCE                                                          CONTRACT     LEGAL AND
                                 AND EMPLOYEE                                                      CANCELLATION   ACCOUNTING
                                   BENEFITS     FACILITIES   EQUIPMENT   INVENTORY   INTANGIBLES       FEES          FEES
                                 ------------   ----------   ---------   ---------   -----------   ------------   ----------
1996 restructuring charges.....     $1,554        $1,571      $ 1,018      $ 300       $ 4,312         $ 67         $ 525
Cash charges...................       (518)           --           --         --            --           --          (568)
Non-cash charges...............         --          (121)        (116)        --        (4,052)          --            --
                                    ------        ------      -------      -----       -------         ----         -----
Reserve balances, June 28,
  1996.........................      1,036         1,450          902        300           260           67           (43)
1997 restructuring charges.....        770           505          728         --         1,378           --            --
Cash charges...................       (975)         (915)          --         --            --           --            --
Non-cash charges...............         --           (72)         (44)        --        (1,378)          --            --
Adjustments and
  reclassifications............       (351)          267         (172)      (300)         (260)         (67)           43
                                    ------        ------      -------      -----       -------         ----         -----
Reserve balances, June 27,
  1997.........................        480         1,235        1,414         --            --           --            --
Cash charges...................       (373)         (519)          (9)        --            --           --            --
Non-cash charges...............         --            --       (1,045)        --            --           --            --
Adjustments and
  reclassifications............       (107)          467         (360)        --            --           --            --
                                    ------        ------      -------      -----       -------         ----         -----
Reserve balances, July 3,
  1998.........................         --         1,183           --         --            --           --            --
Cash charges (unaudited).......         --          (375)          --         --            --           --            --
                                    ------        ------      -------      -----       -------         ----         -----
Reserve balances, April 2, 1999
  (unaudited)..................     $   --        $  808      $    --      $  --       $    --           --         $  --
                                    ======        ======      =======      =====       =======         ====         =====


                                  OTHER
                                 EXPENSES    TOTAL
                                 --------   -------
1996 restructuring charges.....   $ 155     $ 9,502
Cash charges...................      --      (1,086)
Non-cash charges...............    (138)     (4,427)
                                  -----     -------
Reserve balances, June 28,
  1996.........................      17       3,989
1997 restructuring charges.....     100       3,481
Cash charges...................      --      (1,890)
Non-cash charges...............      --      (1,494)
Adjustments and
  reclassifications............    (117)       (957)
                                  -----     -------
Reserve balances, June 27,
  1997.........................      --       3,129
Cash charges...................      --        (901)
Non-cash charges...............      --      (1,045)
Adjustments and
  reclassifications............      --          --
                                  -----     -------
Reserve balances, July 3,
  1998.........................      --       1,183
Cash charges (unaudited).......      --        (375)
                                  -----     -------
Reserve balances, April 2, 1999
  (unaudited)..................   $  --     $   808
                                  =====     =======

     The Network & Storage Management Group's remaining restructuring reserves at April 2, 1999 pertain to continuing lease payments on facilities that were closed and abandoned as a result of the Palindrome restructuring. The Network & Storage Management Group has been unable to sublease these facilities and anticipates that the remaining restructuring reserves will be utilized over the period through lease termination in fiscal 2002.

     The fiscal 1996 restructuring reserve of $9,502,000 was for the following specific items:

     Severance and employee benefits ($1,554,000) -- Severance and employee benefits included amounts for consolidation of operations and termination of employees at the Arcada facilities in Westboro, Massachusetts, the United Kingdom and France, as well as at the former Palindrome facility in Naperville, Illinois.

     Excess facilities ($1,571,000) -- This accrual was designed to provide for rent termination costs and rent expense for facilities located in Naperville, Westboro, the United Kingdom and France that are to be closed as a result of the restructuring actions.

     Equipment ($1,018,000) -- This amount is a reserve for equipment at the Naperville, Westboro, the United Kingdom and France facilities. It consists of computer equipment, furniture and fixtures and software at these facilities that will not be used after the locations are closed. All the equipment provided for in this reserve has been abandoned.

     Inventory ($300,000) -- This consists of obsolete packaging material that will no longer be used and OEM inventory of $80,000 that will no longer be sold.

                       NETWORK & STORAGE MANAGEMENT GROUP

     Intangibles ($4,312,000) -- This write-off consists of Palindrome intangible assets of $3,534,000, $390,000 of developed technology related to Atlas and $388,000 of goodwill related to the Sytron acquisition. The Palindrome intangible assets were further broken down into trademark of $1,000,000, workforce of $1,188,000, distribution network of $69,000 and goodwill of $1,277,000. The Company decided to pursue the Arcada brand name and trade mark and abandon the Palindrome trademark. As a result, Network & Storage Management Group business determined that it would lay off substantially all employees (121 employees) of Palindrome located at the Naperville facility. At the time of original purchase, Network & Storage Management Group business proportionally allocated goodwill to long-lived intangible assets based upon the original purchase price. The amounts of goodwill included in the restructuring reserve relate to the remaining unamortized goodwill associated with the intangible assets written off.

     Contract cancellation ($67,000) -- This $67,000 item is a canceled contract for outsourced Technical Support with a vendor used by Palindrome.

     Legal/Accounting fees ($525,000) -- This $525,000 represents an estimate of the legal and accounting fees that were to be incurred by Arcada from the acquisition of Arcada stock by Seagate Technology.

     Other ($155,000) -- This represents a trade show booth valued at $100,000 that is redundant and $55,000 for obsolete marketing materials.

     The above assets were not impaired in a prior period because their impairment arose specifically from the restructuring actions taken as a result of the acquisition of the minority interest in Arcada in the third quarter of fiscal 1996. Prior to the acquisition, Palindrome products were marketed and sold as part of the Seagate Software portfolio.

     In fiscal 1997, Seagate Software recorded an additional restructuring reserve of $3,481,000 that resulted primarily from the plan to shutdown Manchester operations and the decision to try to sell the Calypso technology and a separate decision to consolidate NSMG operations which resulted in the shutdown of the Company's facility in Cupertino, California.

     Severance and employee benefits ($770,000) -- Severance and employee benefits included amounts for the shutdown and termination of employees at the Cupertino, California facility due to a consolidation of operations and the shutdown and termination of employees at the Calypso facility in Manchester, New Hampshire due to a decision to no longer pursue the Calypso products and technologies.

     Excess facilities ($505,000) -- This accrual was designed to provide for rent termination costs and rent expense for facilities closures in Manchester, New Hampshire and Cupertino, California.

     Equipment ($728,000) -- This reserve is for equipment in the Manchester and Cupertino facilities that would not be used after the shutdowns. It consisted of largely of computer equipment but also included amounts for furniture and fixtures and software. All the equipment provided for in this reserve has been abandoned.

     Intangibles ($1,378,000) -- This asset consisted of Calypso related intangibles first capitalized upon the acquisition of Calypso in fiscal 1996. The amounts written down

                       NETWORK & STORAGE MANAGEMENT GROUP
included Net Developed Technology of $1,086,000 and Assembled Workforce of $292,000. These assets were written off based on management's plan to sell Calypso and its products and technologies.

     Other ($100,000) -- This represents miscellaneous additional costs related to the Manchester (Calypso) shutdown.

     The above assets were not impaired in a period prior to recording the restructuring reserves because their impairment arose specifically from the business decision and plan in the fourth quarter of fiscal 1997 to close the Manchester (Calypso) facility and abandon that technology and the additional decision to consolidate operations of the company and close the Cupertino facility.

EXPORT SALES

     Export sales were $32,468,000, $40,748,000 and $57,752,000 in 1996, 1997 and 1998, respectively.

LEGAL PROCEEDINGS (UNAUDITED)

     On December 22, 1998, a former employee commenced an action in the Superior Court of Santa Cruz County against Seagate Software, Inc., claiming promissory fraud and fraudulent inducement to enter a contract, breach of a contract, constructive wrongful discharge and related claims, seeking monetary and injunctive relief. Specifically, the former employee alleges that a Seagate Software officer agreed to sell him a division of the Network & Storage Management Group business. On May 10, 1999 the plaintiff filed a dismissal with prejudice of all claims with the Superior Court.

     In addition to the above, the Network & Storage Management Group business is engaged in legal actions arising in the ordinary course of business and believes that the ultimate outcome of these actions will not have a material adverse effect on the Network & Storage Management Group business' financial position, liquidity or results of operations.

SUBSEQUENT EVENT (UNAUDITED)

     The Network & Storage Management Group, its parent company, Seagate Software, Inc. and Seagate Software's parent company, Seagate Technology, Inc. ("STI") announced on October 5, 1998 that they had entered into an Agreement and Plan of Reorganization (the "Plan") as of such date with VERITAS Holding Corporation ("New VERITAS") and VERITAS Software Corporation ("VERITAS"). The Plan was amended and restated on April 15, 1999. VERITAS provides end-to-end storage management software solutions.

     The Plan provided for the contribution by Seagate Software, STI and certain of their respective subsidiaries to New VERITAS of (a) the outstanding stock of the Network & Storage Management Group and certain other subsidiaries of Seagate Software and (b) those assets used primarily in the network storage management business of Seagate Software (the "NSMG Business"), in consideration for the issuance of shares of common stock of New VERITAS to Seagate Software and the offer by New VERITAS to grant

                       NETWORK & STORAGE MANAGEMENT GROUP
options to purchase common stock of New VERITAS to certain of Seagate Software's employees who become employees of New VERITAS or its subsidiaries. As part of the Plan, New VERITAS also assumed certain liabilities of the NSMG Business.

     As a result of the closing in May 1999, New VERITAS issued approximate 69.1 million shares (on a post split basis) of its common stock to Seagate Software and 6.9 million options to purchase the common stock of New VERITAS were granted to NSMG business employees. The aggregate number of shares and options of New VERITAS received by Seagate Software and NSMG business employees equals approximately 40% of the fully diluted capitalization of New VERITAS (assuming conversion of all convertible securities, including the VERITAS convertible debentures, and exercise of assumed options and warrants) at the effective time of the closing.

     In connection with the contribution of the NSMG Business to New VERITAS, VERITAS became a wholly-owned subsidiary of New VERITAS through a merger with a subsidiary of New VERITAS of which VERITAS is the surviving entity. Upon consummation of the merger, the former security holders of VERITAS were issued New VERITAS securities representing approximately 60% of the fully diluted capitalization of New VERITAS as of the closing.

                       AUDITORS' REPORT TO THE DIRECTORS

     We have audited the balance sheets of Telebackup Systems Inc. as at December 31, 1997 and 1998 and the statements of operations and deficit and changes in financial position for each of the years in the three year period ended December 31, 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 1997 and 1998 and the results of its operations and the changes in its financial position for each of the years in the three year period ended December 31, 1998 in accordance with generally accepted accounting principles in Canada.

     Generally accepted accounting principles in Canada differ in some respects from those applicable in the United States (note 13).

Chartered Accountants

Calgary, Canada
February 5, 1999

                            TELEBACKUP SYSTEMS INC.

                                 BALANCE SHEETS
                         (AMOUNTS IN CANADIAN DOLLARS)

                                     ASSETS

                                                 DECEMBER 31,
                                          --------------------------    MARCH 31,
                                             1997           1998          1999
                                          -----------    -----------   -----------
                                                                       (UNAUDITED)
Current assets:
  Cash and temporary investments........  $ 1,236,453    $ 6,151,624   $ 5,347,597
  Restricted cash (note 2)..............      124,123             --            --
  Accounts receivable...................      332,597        656,197     1,465,829
  Investment tax credit receivable......       50,000             --            --
  Inventory.............................       83,994             --            --
  Prepaid expenses......................        8,278         30,515        55,531
                                          -----------    -----------   -----------
                                            1,835,445      6,838,336     6,868,957
Capital assets (note 3).................    1,003,132        860,925       808,848
Debt issuance costs (net of amortization
  $17,641)..............................      431,590             --            --
                                          -----------    -----------   -----------
                                          $ 3,270,167    $ 7,699,261   $ 7,677,805
                                          ===========    ===========   ===========

                LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)
Current liabilities:
  Accounts payable......................  $   111,574    $   262,815   $   345,714
  Accrued liabilities...................       31,174         46,936        90,665
  Deferred revenue......................           --      2,710,805     2,824,579
  Current portion of long-term debt
     (note 4)...........................      124,800        124,800       124,800
                                          -----------    -----------   -----------
                                              267,548      3,145,356     3,385,758
Long-term debt (note 4).................    3,004,260        302,260       271,020
Shareholders' equity (deficiency):
  Share capital (note 5)................    2,982,155      8,885,247     9,171,872
  Warrants..............................       80,000             --
  Deficit...............................   (3,063,796)    (4,633,602)   (5,150,845)
                                          -----------    -----------   -----------
                                               (1,641)     4,251,645     4,021,027
Combination agreement (note 12).........
Commitments (note 7)....................
Canadian and United States accounting
  policy differences (note 13)..........
                                          -----------    -----------   -----------
                                          $ 3,270,167    $ 7,699,261   $ 7,677,805
                                          ===========    ===========   ===========

See accompanying notes to financial statements.

                            TELEBACKUP SYSTEMS INC.

                      STATEMENTS OF OPERATIONS AND DEFICIT
                         (AMOUNTS IN CANADIAN DOLLARS)

                                                                    THREE MONTHS ENDED
                              YEARS ENDED DECEMBER 31,                   MARCH 31,
                       ---------------------------------------   -------------------------
                          1996          1997          1998          1998          1999
                       -----------   -----------   -----------   -----------   -----------
                                                                        (UNAUDITED)
Revenue:
  Product sales......  $   233,353   $   347,235   $ 1,384,411   $   657,697   $   577,798
  Maintenance and
     support.........       18,531        23,112       200,000        50,000            --
  Custom software
     development.....           --       115,700     1,838,565            --       659,385
                       -----------   -----------   -----------   -----------   -----------
                           251,884       486,047     3,422,976       707,697     1,237,183
Cost of sales:
  Product sales......      106,058       123,930       311,369       154,171       162,421
  Maintenance,
     support and
     custom software
     development.....       43,359        61,444       512,347            --       146,989
                       -----------   -----------   -----------   -----------   -----------
                           149,417       185,374       823,716       154,171       309,410
Gross profit.........      102,467       300,673     2,599,260       553,526       927,773
Expenses:
  General and
     administrative..      496,753       808,256     1,180,981       143,392       620,958
  Selling and
     marketing.......      306,870       495,538     1,090,763       234,568       361,737
  Marketing and
     royalty
     agreement.......      100,000       100,000       200,000        25,000        50,000
  Research and
     development.....      302,650       576,475     1,045,717       197,526       336,638
  Interest and bank
     charges, net....       13,514        81,937        97,754         9,278       (64,074)
  Depreciation and
     amortization....       24,117       108,073       553,851       143,963       139,757
                       -----------   -----------   -----------   -----------   -----------
                         1,243,904     2,170,279     4,169,066       753,727     1,445,016
                       -----------   -----------   -----------   -----------   -----------
Net loss.............   (1,141,437)   (1,869,606)   (1,569,806)     (200,201)     (517,243)
Deficit, beginning of
  period.............      (52,753)   (1,194,190)   (3,063,796)   (3,063,796)   (4,633,602)
                       -----------   -----------   -----------   -----------   -----------
Deficit, end of
  period.............  $(1,194,190)  $(3,063,796)  $(4,633,602)  $(3,263,997)  $(5,150,845)
                       ===========   ===========   ===========   ===========   ===========
Net loss per share...  $     (0.18)  $     (0.25)  $     (0.17)  $     (0.02)  $     (0.05)
                       ===========   ===========   ===========   ===========   ===========

See accompanying notes to financial statements.

                            TELEBACKUP SYSTEMS INC.

                  STATEMENTS OF CHANGES IN FINANCIAL POSITION
                         (AMOUNTS IN CANADIAN DOLLARS)

                                                                             THREE MONTHS
                                     YEARS ENDED DECEMBER 31,               ENDED MARCH 31,
                              ---------------------------------------   -----------------------
                                 1996          1997          1998          1998         1999
                              -----------   -----------   -----------   ----------   ----------
                                                                              (UNAUDITED)
Cash provided by (used in):
Operations:
  Net loss..................  $(1,141,437)  $(1,869,606)  $(1,569,806)  $ (200,201)  $ (517,243)
  Items not involving cash:
    Depreciation and
       amortization.........       24,117       108,073       553,851      143,963      139,757
    Software development
       costs................       37,673            --            --           --           --
  Changes in non-cash
    working capital:
    Accounts receivable.....          918      (328,141)     (323,600)    (605,713)    (809,632)
    Investment tax credit
       receivable...........      (30,000)           --        50,000       50,000           --
    Inventory...............     (121,623)       37,629        83,994           --           --
    Prepaid expenses........       12,218        (4,436)      (22,237)       4,016      (25,016)
    Accounts payable........       19,420        21,418       151,241      (52,457)      82,899
    Accrued liabilities.....       32,349        (5,175)       15,762        1,440       43,729
    Deferred revenue........           --            --     2,710,805           --      113,774
    Due from shareholder....       31,600            --            --           --           --
                              -----------   -----------   -----------   ----------   ----------
                               (1,134,765)   (2,040,238)    1,650,010     (658,952)    (971,732)
Investing:
  Net additions to capital
    assets..................     (183,636)     (887,589)     (350,580)     (12,979)     (87,680)

Financing:
  Issue of share capital,
    net.....................    1,856,401       953,446     6,273,618      275,140      286,625
  Warrants..................           --        80,000            --           --           --
  Increase (decrease) in
    long-term debt, net.....      350,000     2,824,360       150,360      (12,201)     (31,240)
  Debt issuance costs.......           --      (449,231)           --           --           --
  Conversion of
    debentures..............           --       (45,300)   (2,932,360)    (163,265)          --
  Issue of promissory
    notes...................           --       150,000            --           --           --
  Repayment of promissory
    notes...................           --      (150,000)           --           --           --
                              -----------   -----------   -----------   ----------   ----------
                                2,206,401     3,363,275     3,491,618       99,674      255,385
                              -----------   -----------   -----------   ----------   ----------
Increase (decrease) in cash
  and temporary
  investments...............      888,000       435,448     4,791,048     (572,257)    (804,027)
Cash and temporary
  investments, beginning of
  year......................       37,128       925,128     1,360,576    1,360,576    6,151,624
                              -----------   -----------   -----------   ----------   ----------
Cash and temporary
  investments, end of
  year......................  $   925,128   $ 1,360,576   $ 6,151,624   $  788,319   $5,347,597
                              ===========   ===========   ===========   ==========   ==========

Cash and temporary investments are defined to include restricted cash.

See accompanying notes to financial statements.

                            TELEBACKUP SYSTEMS INC.

                         NOTES TO FINANCIAL STATEMENTS
           (INFORMATION AS OF MARCH 31, 1999 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)
                         (AMOUNTS IN CANADIAN DOLLARS)

CORPORATE PROFILE

     The Company develops and markets computer software designed to allow data backup via a modem or network.

     These financial statements are prepared in accordance with accounting principles generally accepted in Canada.

 1. SIGNIFICANT ACCOUNTING POLICIES

(a) Revenue recognition:

     In the third quarter of 1998, the Company adopted the American Institute of Certified Public Accountants Statement of Position (SOP) 97-2 with respect to software revenue recognition. Pursuant to SOP 97-2, four specific criteria must be met prior to recognizing revenue for a single-element arrangement or for amounts allocated to individual elements in a multiple-element arrangement. These four criteria are (a) persuasive evidence of an arrangement exists; (b) delivery has occurred; (c) the vendor's fee is fixed or determinable; and (d) collectibility is probable. This change in revenue recognition has been applied on a retroactive basis which did not affect revenue for the years ended December 31, 1997 and 1996.

     The Company sells its software and any related hardware by way of a direct sale or on a revenue sharing basis.

     The Company previously recognized direct sales revenues from software licenses and hardware upon delivery and installation of the software and hardware products. Sales made on a revenue sharing basis may have required the purchaser to make an initial payment, as well as additional payments based upon a percentage of the future revenues generated by the purchaser. The initial payment was recorded as revenue at the time of delivery and installation of the software and hardware products. Future revenue sharing payments were recorded as revenue if and when earned.

(b) Capital assets:

     Capital assets are recorded at cost. Depreciation is provided using the following methods and rates:

                    ASSETS                           METHOD          RATE
                    ------                           ------          ----
Computer equipment............................  Declining balance     30%
Furniture and fixtures........................  Declining balance     30%
World rights..................................  Straight-line         20%
Software technology...........................  Straight-line         50%
Royalty reduction.............................  Straight-line         50%

                            TELEBACKUP SYSTEMS INC.

           (INFORMATION AS OF MARCH 31, 1999 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)
                         (AMOUNTS IN CANADIAN DOLLARS)

 1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(c) Debt issuance costs:

     Debt issuance costs are amortized to income over the term of the related debt financing.

(d) Software research and development costs:

     Research costs are expensed as incurred. Costs related to internal development of software are expensed as incurred unless criteria for deferral and subsequent amortization are met. Specifically, internal software development costs are deferred once technological feasibility for a product is established. As at December 31, 1997, December 31, 1998, and March 31, 1999, the Company has not deferred internal software development costs, as completed development has coincided with technological feasibility.

(e) Investment tax credits:

     Scientific Research and Experimental Development ("SRED") investment tax credits are accrued when qualifying expenditures are made and there is reasonable assurance that the credits will be realized. The Company accounts for investment tax credits using the cost reduction method.

(f) Inventory:

     Inventory, consisting primarily of turnkey computer systems assembled for demonstration purposes and ultimate sale, is recorded at the lesser of cost determined on a first-in first-out basis and market value.

(g) Per share data:

     Basic earnings per share is calculated using the weighted average number of common shares outstanding during the year. Fully diluted per share data has not been disclosed as the effect of the exercise of share options is not dilutive.

 2. RESTRICTED CASH

     Restricted cash consists of cash held in trust in connection with the payment of interest on certain debt.

                            TELEBACKUP SYSTEMS INC.

           (INFORMATION AS OF MARCH 31, 1999 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)
                         (AMOUNTS IN CANADIAN DOLLARS)

 3. CAPITAL ASSETS

                                                ACCUMULATED      NET BOOK
       DECEMBER 31, 1997             COST       DEPRECIATION       VALUE
       -----------------          ----------    ------------    -----------
Computer equipment..............  $  312,560      $ 73,630      $  238,930
Furniture and fixtures..........      16,101         4,399          11,702
World rights....................      50,000        12,500          37,500
Software technology.............     300,000        25,000         275,000
Royalty reduction...............     440,000            --         440,000
                                  ----------      --------      ----------
                                  $1,118,661      $115,529      $1,003,132
                                  ==========      ========      ==========

                                                ACCUMULATED      NET BOOK
       DECEMBER 31, 1998             COST       DEPRECIATION       VALUE
       -----------------          ----------    ------------    -----------
Computer equipment..............  $  629,185      $174,305      $  454,880
Furniture and fixtures..........      50,056        11,736          38,320
World rights....................      50,000        22,500          27,500
Software technology.............     300,000       179,775         120,225
Royalty reduction...............     440,000       220,000         220,000
                                  ----------      --------      ----------
                                  $1,469,241      $608,316      $  860,925
                                  ==========      ========      ==========

                                                ACCUMULATED      NET BOOK
         MARCH 31, 1999              COST       DEPRECIATION       VALUE
         --------------           ----------    ------------    -----------
Computer equipment..............  $  716,865      $216,259      $  500,606
Furniture and fixtures..........      50,056        14,539          35,517
World rights....................      50,000        25,000          25,000
Software technology.............     300,000       217,275          82,725
Royalty reduction...............     440,000       275,000         165,000
                                  ----------      --------      ----------
                                  $1,556,921      $748,073      $  808,848
                                  ==========      ========      ==========

     In October 1997, the Company entered into an agreement to license, on a permanent, unlimited and fully paid basis, a third party's patented data reduction process technology. In exchange for the license, the Company had agreed to issue 200,000 Common Shares at $1.50 per share, the market value of the shares.

     In November 1997, the Company renegotiated its royalty commitment whereby the royalty was converted from a 10% royalty to a $200,000 fixed annual royalty with a $2 million buyout option. The Company had agreed to issue 200,000 Common Shares at $2.20 per share, the market value of the shares, in exchange for the new royalty agreement.

                            TELEBACKUP SYSTEMS INC.

           (INFORMATION AS OF MARCH 31, 1999 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)
                         (AMOUNTS IN CANADIAN DOLLARS)

 4. LONG-TERM DEBT

                                          DECEMBER 31          MARCH 31
                                    -----------------------    ---------
                                       1997         1998         1999
                                    ----------    ---------    ---------
Debentures........................  $2,705,060    $      --    $      --
Operating line of credit..........     500,000      427,060      395,820
                                    ----------    ---------    ---------
                                     3,205,060      427,060      395,820
Less:
  Current portion of operating
     line.........................    (124,800)    (124,800)    (124,800)
  Unamortized allocation to
     warrants of debenture
     proceeds.....................     (76,000)          --           --
                                    ----------    ---------    ---------
                                    $3,004,260    $ 302,260    $ 271,020
                                    ==========    =========    =========

(a) Debentures:

     On September 30, 1997, the Company sold 27,500 Units, each consisting of a $100 principal amount debenture and warrants to purchase 33 Common shares of the Company. The debentures are unsecured, redeemable, convertible and due September 30, 2002 with interest at 6% payable semi-annually. The debentures are convertible at $1.50 per share. In conjunction with the debenture offering, the Company granted to the Agent, an option to purchase up to 2,751 Units at $100 per unit. During 1998, the Agent purchased all 2,751 Units and was issued debentures and warrants in accordance with the terms of the Units.

     The Debentures were redeemable by the Company:

          (i) anytime after September 30, 1999 following a period of twenty consecutive trading days during which the weighted average market price of the Common Shares equals or exceeds $3.00; or

          (ii) anytime following any period of twenty consecutive trading days during the weighted average market price of the Common Shares equals or exceeds $6.00.

     During 1997 $45,300 of debentures were converted into 30,198 common shares. In 1998, an additional $275,100 of debentures were issued to the Agent, and $2,932,360 of debentures were converted into 1,979,054 common shares and $11,800 of debentures where redeemed for cash. Unamortized debt issuance costs related to the convertible debentures were charged to share capital upon conversion of the related debentures.

(b) Credit facilities:

     At March 31, 1999 the Company has drawn $395,820 (December 31, 1998 -- $427,060, December 31, 1997 -- $500,000) on its operating line of credit due on demand. Borrowings bear interest at the bank's prime rate plus 3%. Notwithstanding the demand feature of the facility, it is classified as long-term as monthly payments of $10,420 plus interest are required to maturity on June 30, 2002. The operating line is renewable annually, however no principal payments were required prior to January 31, 1998 providing that certain conditions were satisfied. Annual principal repayments are approximately

                            TELEBACKUP SYSTEMS INC.

           (INFORMATION AS OF MARCH 31, 1999 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)
                         (AMOUNTS IN CANADIAN DOLLARS)

 4. LONG-TERM DEBT (CONTINUED)
$124,800 (December 31, 1998 -- $124,800, December 31, 1997 -- $124,800) plus accrued interest.

     In addition, the Company has a revolving line of credit authorized to a limit of $150,000 which bears interest at the bank's prime rate plus 2%.

     Both credit facilities are secured by a general security agreement and an assignment of life insurance on an officer of the Company.

(c) Interest expense:

     Interest on long-term debt amounted to $20,566 and $7,242 for the three months ended March 31, 1998 and 1999, respectively. Interest on long-term debt amounted to $13,126, $73,912 and $168,410 for the years ended December 31, 1996, 1997 and 1998, respectively.

 5. SHARE CAPITAL

(a) Authorized:

     Unlimited number of Common shares.

(b) Issued and to be issued:

                                                  NUMBER        AMOUNT
                                                ----------    ----------
December 31, 1995.............................   2,737,500    $  172,308
Share split 2:1 basis.........................   2,737,500            --
Issued for cash, net of issue costs of
  $338,599....................................   1,600,000     1,661,401
Issued pursuant to private placement for
  cash........................................     195,000       195,000
                                                ----------    ----------
December 31, 1996.............................   7,270,000     2,028,709
Issued on exercise of stock options...........     173,000       216,250
Issued on conversion of debenture.............      30,198        45,300
To be issued, net of issue costs of $48,104
  (note 3)....................................     400,000       691,896
                                                ----------    ----------
December 31, 1997.............................   7,873,198     2,982,155
Issued on exercise of stock options...........     312,000       417,990
Issued on conversion of debentures, net of
  costs of $406,526...........................   1,979,054     2,561,834
Issued on exercise of warrants, net of costs
  of $140,211.................................     994,493     2,843,268
Allocation to warrants of debenture
  proceeds....................................          --        80,000
                                                ----------    ----------
December 31, 1998.............................  11,158,745    $8,885,247
Issued on exercise of stock options...........     204,700       286,625
                                                ----------    ----------
March 31, 1999................................  11,363,445    $9,171,872
                                                ==========    ==========

                            TELEBACKUP SYSTEMS INC.

           (INFORMATION AS OF MARCH 31, 1999 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)
                         (AMOUNTS IN CANADIAN DOLLARS)

 5. SHARE CAPITAL (CONTINUED)
     The 400,000 common shares which were to be issued at December 31, 1997, were subject to relevant regulatory approval, which was received during 1998.

     On January 31, 1996, the shareholders of the Company approved a two for one Common share split which became effective February 16, 1996.

(c) Stock options and warrants:

     At December 31, the Company had issued options to employees and directors which will allow for the purchase of 755,000, 839,500 and 592,000 common shares for the years 1996, 1997 and 1998, respectively, at prices $1.25, $1.25 to $2.20 and $1.25 to $2.85 per share for the years 1996, 1997 and 1998, respectively. These options expire on various dates during 2001 and 2003.

     At March 31, 1999, the Company had issued 387,300 options to employees and directors exercisable at prices of $1.25 and $2.85 per share and expiring on various dates during 2001 and 2003.

     The Company issued 907,698 warrants in conjunction with the convertible debentures. Each warrant entitled the holder to purchase one additional Common Share at a price of $3.00 on or before September 30, 1999. The Company had the right upon 30 days written notice to redeem the warrants for $0.001 at any time following a period of 20 consecutive trading days during which the weighted average market price of the Company's common shares equaled or exceeded $4.00 per share. At December 31, 1998, 903,710 warrants had been exercised, and 3,988 warrants had been redeemed for aggregate consideration of $3.99.

 6. INCOME TAXES

     Income tax expense differs from the amount which would be computed by applying the federal and provincial combined statutory income tax rate to income before income taxes. The reasons for the difference are as follows:

                                   DECEMBER 31,                      MARCH 31,
                        -----------------------------------    ----------------------
                          1996         1997         1998         1998         1999
                        ---------    ---------    ---------    ---------    ---------
Income tax rate.......       44.6%        44.6%        44.6%        44.6%        44.6%
Computed expected tax
  recovery............  $(509,081)   $(833,844)   $(700,133)     (89,290)    (230,690)
Unrecognized benefit
  of tax losses.......    509,081      833,844      700,133       89,290      230,690
                        ---------    ---------    ---------    ---------    ---------
                        $      --    $      --    $      --    $      --    $      --
                        =========    =========    =========    =========    =========

     The Company has available deductions for income tax purposes of approximately $4,400,000 at March 31, 1999 (December 31, 1998 -- $4,000,000,
December 31, 1997 -- $2,400,000) consisting of SRED expenditures and operating losses. The operating losses

                            TELEBACKUP SYSTEMS INC.

           (INFORMATION AS OF MARCH 31, 1999 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)
                         (AMOUNTS IN CANADIAN DOLLARS)

 6. INCOME TAXES (CONTINUED)
begin expiring in 2002. The Company also estimates that it has available SRED investment tax credits to reduce future income tax payable of approximately $200,000 at March 31, 1999 (December 31, 1998 -- $175,000, (December 31,
1997 -- $100,000).

     The Company earned refundable SRED investment tax credits prior to becoming a public company. These credits are shown as current assets, and along with the credits above, are subject to technical and financial audit by Revenue Canada. At December 31, 1998, the refundable credits had been received.

 7. COMMITMENTS

     (a) On December 29, 1994, the Company entered into an agreement which allowed the Company utilization of certain technology rights in exchange for a royalty commitment. On November 19, 1997, the royalty commitment was renegotiated, whereby the royalty was converted from a percentage-based royalty to a flat-fee royalty with a buy-out option, which provides the Company the right to call the buy-out option at any time (note 3)

     (b) The Company is committed to minimum rentals under premises leases of approximately $341,600 per year to 2002 and $231,600 per year to 2004.

 8. RELATED PARTIES

     (a) During the periods ended March 31, 1998 and 1999 and during the years ended December 31, 1996, 1997 and 1998, the Company purchased computer equipment totalling nil, nil, $278,975, $42,820 and nil, respectively, from a shareholder.

     (b) During the year ended December 31, 1997, interest of $15,000 was paid to two directors of the Company on account of $150,000 in promissory notes which were issued and repaid.

     (c) The Company leases office space from a shareholder for $3,600 per month.

 9. FINANCIAL INSTRUMENTS AND MAJOR CUSTOMERS

     The carrying value of cash and temporary investments, accounts receivable and accounts payable approximate their fair values due to the short maturity of these instruments. The fair value of the debentures was approximately $2,141,000 at December 31, 1997. The fair value of the Company's operating line approximates its carrying value due to its variable interest rate.

     During 1998, two customers of the Company individually represented 49% and 48% respectively, of the Company's revenues. In 1997, five customers of the Company individually represented 24%, 21%, 20%, 17% and 10%, respectively, of the Company's revenues. During 1996, three customers of the Company individually represented 42%, 35%, and 20%, respectively, of the Company's revenues.

                            TELEBACKUP SYSTEMS INC.

           (INFORMATION AS OF MARCH 31, 1999 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)
                         (AMOUNTS IN CANADIAN DOLLARS)

10. SEGMENT INFORMATION

     The Company's method for determining what information to report about operating segments is based on the way that management organizes the operating segments within the Company for making operating decisions and assessing financial performance.

     The Company's chief operating decision maker is considered to be the Company's President and CEO. The President and CEO reviews financial information presented on a consolidated basis for purposes of making operating decisions and assessing financial performance. The financial information reviewed by the President and CEO is identical to the information presented in the accompanying Statements of Operations. Therefore, the Company operates in a single operating segment: developing and marketing computer software designed to allow data backup via a modem or network. The Company does not have significant international operations.

11. UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

12. COMBINATION AGREEMENT

     On September 1, 1998 the Company signed a Combination Agreement (the "Agreement") with VERITAS Software Corporation (VERITAS). Consummation of the Agreement is subject to a number of conditions, including regulatory clearances in Canada and the United States, judicial clearance in Canada and formal approval by the shareholders of both companies.

     Under the terms of the Agreement, at the effective time the Company will issue to its shareholders, exchangeable shares which are exchangeable into common shares of VERITAS. The number of exchangeable shares to be issued to the Company's shareholders will be based on a sliding scale which is tied to an average of the VERITAS common share price for the 10 days prior to the closing of the transaction. In general terms, the total number of exchangeable shares to be issued shall equal (a) in the event that the average price is between U.S.$33.81 per share and U.S.$41.32 per share, 1,710,000 common shares of VERITAS (b) in the event that the average price is less than $33.81 per share, the number of common shares of VERITAS determined by dividing

                            TELEBACKUP SYSTEMS INC.

           (INFORMATION AS OF MARCH 31, 1999 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)
                         (AMOUNTS IN CANADIAN DOLLARS)

12. COMBINATION AGREEMENT (CONTINUED)
$57,808,000 (U.S.) by such average price, provided however, that, in such case, in no event shall the total exceed 1,900,000 common shares of VERITAS, (c) in the event that the average price is more than $41.32 per common share, the number of common shares of VERITAS determined by dividing $70,654,000 (U.S.) by such average price, provided however, that, in such case, in no event shall the total be less than 1,555,000 common shares of VERITAS.

     In the event that the Company's shareholders do not approve the terms of the Agreement, the Company shall pay to VERITAS a fee of U.S. $3 million and grant a worldwide, perpetual, royalty-free and fully-paid license to certain Company software. Also, should the Company be acquired within 12 months after the termination of the Agreement as described above a further U.S. $10 million amount becomes payable to VERITAS.

     In the event that the VERITAS shareholders do not approve the terms of the Agreement, VERITAS shall pay the Company a fee of U.S. $2 million and upon such payment, shall have a worldwide, perpetual, royalty-free and fully-paid license to use, modify, create derivative works of, copy and distribute certain Company software.

     On May 26, 1999 the shareholders of the Company voted to approve the combination agreement with VERITAS.

                            TELEBACKUP SYSTEMS INC.

           (INFORMATION AS OF MARCH 31, 1999 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)
                         (AMOUNTS IN CANADIAN DOLLARS)

13. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

     The Company's financial statements have been prepared in accordance with accounting principles generally accepted ("GAAP") in Canada which, in the case of the Company, conform in all material respects with those in the United States, except as outlined below:

(a) Statement of Operations:

     The application of U.S. GAAP would have the effect of including in compensation expense the value of common share purchase options granted to certain officers and employees by the Company's founding shareholders, as follows:

                               YEAR ENDED DECEMBER 31,                   MARCH 31,
                       ---------------------------------------   -------------------------
                          1996          1997          1998          1998          1999
                       -----------   -----------   -----------   -----------   -----------
Net loss as
  reported...........  $(1,141,437)  $(1,869,606)  $(1,569,806)     (200,201)     (517,243)
Increase in
  compensation
  expense............           --            --       132,000        79,000        18,000
                       -----------   -----------   -----------   -----------   -----------
Net loss, U.S.
  GAAP...............  $(1,141,437)  $(1,869,606)  $(1,701,806)     (279,201)     (535,243)
                       ===========   ===========   ===========   ===========   ===========
Net loss per share
  U.S. GAAP..........  $     (0.18)  $     (0.25)  $     (0.18)        (0.03)        (0.05)
                       ===========   ===========   ===========   ===========   ===========

     The Company retroactively adopted SOP 97-2 (see note 1(a)) for Canadian GAAP purposes in the third quarter of 1998. For US GAAP purposes SOP 97-2 requires prospective adoption beginning in the Company's first quarter of 1998. In the case of the Company's 1996 and 1997 revenue as recorded in accordance with Canadian GAAP, the application of SOP 97-2 would not have had any effect. As a result the Company's revenues as recorded in the Statement of Operations are the same under both Canadian and US GAAP.

                            TELEBACKUP SYSTEMS INC.

           (INFORMATION AS OF MARCH 31, 1999 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)
                         (AMOUNTS IN CANADIAN DOLLARS)

13. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (CONTINUED)
(b) Balance Sheet:

     The application of U.S. GAAP would have the following effect on the Balance Sheet as at December 31, 1997 from reclassifying shares issued which required regulatory approval from shareholders' deficit to liabilities. At December 31, 1998 the application of U.S. GAAP would not have an effect on assets or on the Balance Sheet captions presented below.

                                                          DECEMBER 31, 1997
                                                -------------------------------------
                                                               INCREASE
                                                AS REPORTED   (DECREASE)   U.S. GAAP
                                                -----------   ----------   ----------
Liabilities...................................  $3,271,808    $ 740,000    $4,011,808
Shareholders' deficiency......................      (1,641)    (740,000)     (741,641)

     In addition, under Canadian GAAP, at March 31, 1999 the Company classified $271,020 (December 31, 1998 -- $302,260, December 31, 1997 -- $375,200) of a
demand loan as a long-term liability because that portion of the scheduled installment payments are due beyond one year. Under U.S. GAAP, the entire note would be considered a current liability.

     (c) Statement of Changes in Financial Position:

     The application of U.S. GAAP would have the effect of eliminating non-cash items and excluding restricted cash from the definition of cash as follows:

                                              DECEMBER 31,               MARCH 31,
                                     ------------------------------   ---------------
                                     1996     1997         1998         1998     1999
                                     ----   ---------   -----------   --------   ----
Investing:
  Net additions of capital assets
     acquired with shares..........   $--   $ 740,000   $        --   $     --    $--
  Restricted cash..................   --     (124,123)      124,123         --    --
Financing:
  Issue of shares for non-cash
     consideration and non-cash
     charges.......................   --     (785,300)   (2,561,834)  (163,265)   --
  Conversion of debentures.........   --       45,300     2,932,360    163,265
  Debt issue costs.................   --           --      (370,526)        --    --
                                      ==    =========   ===========   ========    ==

                            TELEBACKUP SYSTEMS INC.

           (INFORMATION AS OF MARCH 31, 1999 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)
                         (AMOUNTS IN CANADIAN DOLLARS)

13. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (CONTINUED)
     The Statement of Changes in Financial Position major categories would be presented under U.S. GAAP as follows:

                                    DECEMBER 31,                       MARCH 31,
                       --------------------------------------   -----------------------
                          1996          1997          1998         1998         1999
                       -----------   -----------   ----------   ----------   ----------
Operating
  activities.........  $(1,134,765)  $(2,040,238)  $1,650,010   $ (658,952)  $ (971,732)
Investing
  activities.........     (183,636)     (271,712)    (226,457)     (12,979)     (87,680)
Financing
  activities.........    2,206,401     2,623,275    3,491,618       99,674      255,385
                       ===========   ===========   ==========   ==========   ==========
                           888,000       311,325    4,915,171     (572,257)    (804,027)
Cash position at
  beginning of
  year...............       37,128       925,128    1,236,453    1,360,576    6,151,624
                       -----------   -----------   ----------   ----------   ----------
Cash position at end
  of year............  $   925,128   $ 1,236,453   $6,151,624   $  788,319   $5,347,597
                       ===========   ===========   ==========   ==========   ==========

     (d) Comprehensive income (loss):

     In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income, which establishes standards for reporting and disclosure of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997 and requires reclassification of financial statements for earlier periods to be provided for comparative purposes. The Company adopted SFAS No. 130 on January 1, 1998, however, no incremental disclosures are required as the Company does not have any elements of comprehensive income (loss) except for the net loss reported in the Statements of Operations.

                                    ANNEX A

                                                                  EXECUTION COPY

                            STOCK PURCHASE AGREEMENT

                                  BY AND AMONG

                   SUEZ ACQUISITION COMPANY (CAYMAN) LIMITED,
                           SEAGATE TECHNOLOGY, INC.,

                                      AND

                        SEAGATE SOFTWARE HOLDINGS, INC.

                           DATED AS OF MARCH 29, 2000

                               TABLE OF CONTENTS

                                                                       PAGE
                                                                       ----
STOCK PURCHASE AGREEMENT.............................................   1-A
ARTICLE I  DEFINITIONS...............................................   1-A
  1.1    Certain Defined Terms.......................................   1-A
ARTICLE II  PURCHASE AND SALE........................................   5-A
  2.1    Purchase and Sale of the Shares.............................   5-A
  2.2    Purchase Price; Allocation of Purchase Price................   5-A
  2.3    Closing.....................................................   5-A
  2.4    Closing Deliveries by Seller and SSHI.......................   6-A
  2.5    Closing Deliveries by Purchaser.............................   6-A
  2.6    Adjustment of Required Cash.................................   6-A
  2.7    Transaction Structure.......................................   7-A
ARTICLE III  REPRESENTATIONS AND WARRANTIES OF SELLER................   8-A
  3.1    Organization; Good Standing.................................   8-A
  3.2    Charter Documents...........................................   8-A
  3.3    Subsidiaries................................................   8-A
  3.4    Capital Structure...........................................   8-A
  3.5    Authority...................................................   9-A
  3.6    Conflicts...................................................   9-A
  3.7    Consents....................................................  10-A
  3.8    SEC Filings; Seller Financial Statements....................  10-A
  3.9    [Reserved]..................................................  11-A
  3.10   Absence of Certain Changes or Events........................  11-A
  3.11   Tax Matters.................................................  11-A
  3.12   Compliance..................................................  13-A
  3.13   Permits.....................................................  13-A
  3.14   Litigation..................................................  13-A
  3.15   Brokers' and Finders' Fees..................................  13-A
  3.16   Employee Benefit Plans......................................  13-A
  3.17   Absence of Liens............................................  15-A
  3.18   Environmental Matters.......................................  15-A
  3.19   Labor Matters...............................................  17-A
  3.20   Agreements, Contracts and Commitments.......................  17-A
         Statements; Registration Statement; Proxy
  3.21   Statement/Prospectus........................................  17-A
  3.22   Board Approval..............................................  18-A
  3.23   State Takeover Statutes.....................................  18-A
  3.24   Fairness Opinion............................................  18-A
  3.25   Intellectual Property.......................................  18-A
  3.26   Assets......................................................  19-A
  3.27   Insurance...................................................  19-A
ARTICLE IV  REPRESENTATIONS AND WARRANTIES OF PURCHASER..............
                                                                       19-A
  4.1    Organization; Good Standing.................................  19-A
  4.2    Charter Documents...........................................  20-A
  4.3    Authority...................................................  20-A
  4.4    Conflicts...................................................  20-A
  4.5    Consents....................................................  20-A

                                                                       PAGE
                                                                       ----
  4.6    Litigation..................................................  21-A
  4.7    Statements; Registration Statement; Proxy Statement.........  21-A
  4.8    Financing...................................................  21-A
  4.9    Delaware Law................................................  21-A
  4.10   Newly Organized.............................................  21-A
  4.11   Related Agreements..........................................  21-A
  4.12   Solvency....................................................  21-A
  4.13   No Amendment to VERITAS Merger Agreement....................  22-A
ARTICLE V  CONDUCT PRIOR TO CLOSING..................................  22-A
  5.1    Conduct of Business.........................................  22-A
  5.2    Restrictions on Conduct of Business.........................  22-A
ARTICLE VI  ADDITIONAL AGREEMENTS....................................  25-A
  6.1    Registration Statement; Proxy Statement; Other Filings......  25-A
  6.2    Meeting of Seller Stockholders..............................  26-A
  6.3    Access to Information.......................................  27-A
  6.4    Confidentiality.............................................  27-A
  6.5    No Solicitation.............................................  28-A
  6.6    Public Disclosure...........................................  29-A
  6.7    Legal Requirements..........................................  29-A
  6.8    Notification of Certain Matters.............................  29-A
  6.9    Commercially Reasonable Efforts and Further Assurances......  29-A
  6.10   Indemnification.............................................  30-A
  6.11   Regulatory Filings; Reasonable Efforts......................  30-A
  6.12   Use of Names................................................  31-A
  6.13   Debt Offer..................................................  31-A
  6.14   Commitment Letters; Rolled Options..........................  31-A
  6.15   Transaction Expenses........................................  31-A
  6.16   Non-Assignable Assets.......................................  32-A
ARTICLE VII  EMPLOYEE MATTERS........................................  32-A
  7.1    Employee Liabilities........................................  32-A
  7.2    Employee Benefit Plans......................................  32-A
  7.3    WARN Act....................................................  33-A
ARTICLE VIII  TAX MATTERS............................................  33-A
  8.1    Conveyance Taxes............................................  33-A
  8.2    Section 338(h)(10) Election.................................  33-A
  8.3    Tax Matters Schedule........................................  34-A
ARTICLE IX  CONDITIONS TO CLOSING....................................  34-A
         Conditions to Obligations of Each Party to Effect the
  9.1    Closing.....................................................  34-A
  9.2    Additional Conditions to Obligations of Seller..............  35-A
  9.3    Additional Conditions to the Obligations of Purchaser.......  35-A
ARTICLE X  TERMINATION, AMENDMENT AND WAIVER.........................  36-A
  10.1   Termination.................................................  36-A
  10.2   Notice of Termination; Effect of Termination................  38-A
  10.3   Fees and Expenses...........................................  38-A
  10.4   Amendment...................................................  39-A
  10.5   Extension; Waiver...........................................  39-A

                                                                       PAGE
                                                                       ----
ARTICLE XI  INDEMNIFICATION..........................................  40-A
  11.1   Survival....................................................  40-A
  11.2   Indemnification.............................................  40-A
ARTICLE XII  GENERAL PROVISIONS......................................  40-A
  12.1   Notices.....................................................  40-A
  12.2   Interpretation..............................................  42-A
  12.3   Counterparts................................................  42-A
  12.4   Entire Agreement............................................  42-A
  12.5   Severability................................................  42-A
  12.6   Other Remedies; Specific Performance........................  42-A
  12.7   Governing Law...............................................  43-A
  12.8   Rules of Construction.......................................  43-A
  12.9   Assignment..................................................  43-A
  12.10  Waiver of Jury Trial........................................  43-A
  12.11  No Third Party Rights.......................................  43-A
  12.12  Attorneys' Fees.............................................  43-A

                            STOCK PURCHASE AGREEMENT

     THIS STOCK PURCHASE AGREEMENT (this "Agreement") is made and entered into as of March 29, 2000 by and among Suez Acquisition Company (Cayman) Limited, a limited company organized under the laws of the Cayman Islands ("Purchaser"), Seagate Technology, Inc., a Delaware corporation ("Seller"), and Seagate Software Holdings, Inc., a Delaware corporation ("SSHI").

                                   RECITALS:

     A. Seller owns beneficially all of the issued and outstanding shares (collectively, the "Shares") of capital stock of each Sold Subsidiary (as defined herein).

     B. Seller and SSHI wish to sell to Purchaser, and Purchaser wishes to purchase from Seller and SSHI, the Shares, upon the terms and subject to the conditions set forth herein.

     C. Seller and Purchaser desire to make certain representations and warranties, and mutual covenants and agreements in connection with the transactions contemplated hereby.

     D. Simultaneously and in connection with entering into this Agreement, Seller is entering into the VERITAS Merger Agreement (as defined below) with VERITAS (as defined below).

     NOW, THEREFORE, in consideration of the foregoing premises, and the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged and accepted, the parties hereto hereby agree as follows:

                                   ARTICLE I

                                  DEFINITIONS

     1.1 Certain Defined Terms. For all purposes of and under this Agreement, the following terms shall have the following respective meanings:

          (a) "Action" means any claim, action, suit, arbitration, inquiry, proceeding or investigation by or before any Governmental Authority.

          (b) "Adjustment Amount" means, to the extent not paid or discharged on or prior to the Closing Date, the sum of (i) accrued and unpaid Taxes of Seller and its Subsidiaries (including the Sold Subsidiaries) determined in accordance with the principles arrived at in determining the February 28, 2000 balance sheet of Seller (i.e., $278,000,000 minus Taxes reflected in such amount to the extent paid or settled since such date, plus additions to such amount in respect of items identified or arising since such date, plus an amount equal to 40% of the aggregate income of Seller and its Subsidiaries since such date) excluding Taxes caused by or relating to the Split and including, without limitation, any Taxes payable by virtue of the transactions contemplated hereby and any U.S. alternative minimum tax for which Seller or any of its Subsidiaries may be liable arising out of or attributable to the 1999 reorganization of Seagate Software Information Management Group (Canada), Inc. (the "Canadian Reorganization"), (ii) Indebtedness of Seller and its Subsidiaries (including any interest thereon and any premium payable in connection with the retirement thereof), (iii) the Overage Amount, if any, (iv) the Bonus Amount, and (v) any Transaction Expenses.

                                       1-A

          (c) "Affiliate" means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

          (d) "Bonus Amount" means the aggregate amount of year-end bonuses and profit sharing payments required to be paid by Seller and its Subsidiaries in July of 2000.

          (e) "Cash" means cash, cash equivalents and short-term investments (including all securities available for sale) as determined in accordance with GAAP and consistent with the determination thereof in the Recent SEC Reports (as defined in Section 3.8(a) hereof).

          (f) "Code" means the Internal Revenue Code of 1986, as amended, or any successor statute thereto.

          (g) "Commitment Letters" means the debt commitment letter attached as
     Schedule I hereto.

          (h) "control" (including the correlative terms "controlled by" and "under common control with"), with respect to the relationship between or among two or more persons, means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the affairs or management of a person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise, including, without limitation, the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such person.

          (i) "Delaware Law" means the General Corporation Law of the State of Delaware, as amended, or any successor statute thereto.

          (j) "Designated Assets" means the securities set forth on Schedule II hereto.

          (k) "Designated Liabilities" means all Liabilities (including with respect to Taxes) of Seller and its Subsidiaries relating to (i) the Designated Assets, (ii) transactions pursuant to the OD Documents, (iii) obligations to VERITAS (indemnification or otherwise) in respect of the software business sold to VERITAS in exchange for shares of VERITAS common stock, (iv) any Non-Assumed Plan (as defined in Section 7.1 hereof), and
     (v) Seller's stock purchase plan. Without expanding the definition of Designated Liabilities, Designated Liabilities shall not include Liabilities relating to the transactions contemplated by this Agreement or any Liabilities included in the Adjustment Amount.

          (l) "DOJ" means the United States Department of Justice, or any successor agency thereto.

          (m) "Equity Commitments" means the equity commitment letters attached as Schedule III hereto.

          (n) "ERISA" means the Employee Retirement Income Security Act of 1974, as amended, or any successor statute thereto.

          (o) "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any successor statute thereto.

          (p) "FTC" means the United States Federal Trade Commission, or any successor agency thereto.

                                       2-A

          (q) "GAAP" means United States generally accepted accounting principles.

          (r) "Governmental Authority" or "Governmental Authorities" means any United States federal, state or local or any foreign government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial or arbitral body.

          (s) "Governmental Order" means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

          (t) "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any successor statute thereto.

          (u) "Indebtedness" means, with respect to any person, (i) all indebtedness of such person, whether or not contingent, for borrowed money,
     (ii) all obligations of such person evidenced by notes, bonds, debentures or other similar instruments, (iii) all obligations, contingent or otherwise, of such person under acceptance, letter of credit or similar facilities, and (iv) all Indebtedness of others referred to in clauses (i) through (iii) above, inclusive, guaranteed directly or indirectly in any manner by such person (excluding guarantees of collection), or in effect guaranteed directly or indirectly by such person, including by way of an agreement (A) to pay or purchase such Indebtedness or to advance or supply funds for the payment or purchase of such Indebtedness, (B) to purchase, sell or lease (as lessee or lessor) property, or to purchase or sell services, primarily for the purpose of enabling the debtor to make payment of such Indebtedness or to assure the holder of such Indebtedness against loss, (C) to supply funds to or in any other manner invest in the debtor (including any agreement to pay for property or services irrespective of whether such property is received or such services are rendered), or (D) otherwise to assure a creditor against loss.

          (v) "Indenture" means the Indenture dated as of March 1, 1997 between Seller and First Trust of California, National Association, pursuant to which the Debentures (as defined in Section 3.4(b) hereof) have been issued.

          (w) "IRS" means the United States Internal Revenue Service, or any successor agency thereto.

          (x) "knowledge" (or any word or phrase of similar import) means, with respect to any matter in question, the knowledge of the executive officers or directors of the person in question and its Subsidiaries.

          (y) "Law" or "Laws" means any federal, state, local or foreign statute, law, ordinance, regulation, rule, code, order, judgment, decree or other requirement or rule of law.

          (z) "Liability" or "Liabilities" means any and all debts, liabilities and obligations of any type or nature whatsoever, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or determinable, including, without limitation, those arising under any Law (including, without limitation, any Environmental Law), Action or Governmental Order and those arising under any contract, agreement, arrangement, commitment or undertaking.

          (aa) "Lien" means any lien, security interest, adverse claim, charge, mortgage or other encumbrance.

                                       3-A

          (bb) "Material Adverse Effect" means any change in, or effect on Seller or any of its Subsidiaries that, individually or in the aggregate with any other circumstances, changes in, or effects on, Seller or any of its Subsidiaries is materially adverse to the operations or Liabilities, financial condition or results of operations of the Sold Subsidiaries and their respective Subsidiaries, taken as a whole (after giving effect to the Split), excluding (i) any change in or effect on Seller or any of its Subsidiaries that is related to compliance by Seller or its Subsidiaries with the terms of this Agreement, and (ii) any Liability which results in an increase in the Required Cash pursuant to Section 2.6 hereof or which is a Designated Liability.

          (cc) "OD Documents" means the Agreement and Plan of Merger and Reorganization, dated as of March 29, 2000, by and among Seller and VERITAS Software Corporation, a Delaware corporation ("VERITAS"), as the same may be amended, supplemented and modified from time to time in accordance with its terms (the "VERITAS Merger Agreement").

          (dd) "Overage Amount" means any "excess parachute payments" within the meaning of Section 280G of the Code payable as a result of the acceleration of Star Options (as defined in the VERITAS Merger Agreement) pursuant to the OD Documents in excess of $100,000,000.

          (ee) "Required Cash" means $800,000,000, as adjusted pursuant to
     Section 2.6 hereof.

          (ff) "Roll Agreement" means the Rollover Commitment Agreements previously delivered to the parties hereto.

          (gg) "Rolled Option Value" means the aggregate Rollover Value (as defined in the Roll Agreement).

          (hh) "SEC" means the United States Securities and Exchange Commission, or any successor agency thereto.

          (ii) "Securities Act" means the Securities Act of 1933, as amended, or any successor statute thereto.

          (jj) "Split" means the transfer to the Sold Subsidiaries, prior to the Closing Date, of all assets (including, without limitation, the securities of iCompression, TurboLinux and MetaByte currently held by Seller (the "Private Securities") or the Cash or other proceeds realized by Seller from the sale, disposition or transfer of such Private Securities) (and such Cash or other proceeds shall be in addition to any Required Cash) and Liabilities of Seller and Seagate Software Holdings, Inc., other than the Designated Assets and the Designated Liabilities, to be transferred pursuant to an agreement in a form consistent with the terms hereof to be agreed upon by Seller and Purchaser prior to Closing and reasonably satisfactory to VERITAS.

          (kk) "Subsidiary" or "Subsidiaries" means any and all corporations, limited liability companies, general or limited partnerships, joint ventures, business trusts, associations and other business enterprises and entities controlled by a person directly or indirectly through one or more intermediaries.

          (ll) "TA Statement" means an estimate of the Adjustment Amount by the Chief Financial Officer of Seller to be prepared in collaboration with Purchaser based on Seller's month-end immediately preceding delivery of such estimate together with a certificate of the Chief Financial Officer of Seller specifying (i) that the TA Statement fairly presents his or her good faith best effort estimate of the Adjustment
                                       4-A

     Amount as at the then scheduled Closing Date and (ii) the assumed VERITAS Price utilized therein for the purposes of calculating any Overage Amount.

          (mm) "Tax" or "Taxes" shall mean any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and Liabilities relating to taxes, including, without limitation, taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts and any obligations under any agreements or arrangements with any other person with respect to such amounts, and any Liability for taxes of a predecessor entity (if any).

          (nn) "Transaction Expenses" means the fees and expenses of Seller's or its Subsidiaries' investment bankers, attorneys, consultants, accountants and advisors incurred in connection with this Agreement, the OD Documents and the transactions contemplated hereby and thereby.

          (oo) "VERITAS Price" means the closing price for a share of VERITAS Common Stock, as reported on the Nasdaq National Market.

                                   ARTICLE II

                               PURCHASE AND SALE

     2.1 Purchase and Sale of the Shares. Upon the terms and subject to the conditions of this Agreement, at the Closing (as defined in Section 2.3 hereof),
(i) Seagate Technology, Inc. shall sell to Purchaser or one of its Designees (as defined in Section 12.10 hereof), and Purchaser shall, or shall cause one of its Designees to, purchase from Seller, all of the outstanding capital stock of each of the Subsidiaries of Seller listed on Schedule IV hereto, and (ii) SSHI shall sell to Purchaser or one of its Designees, and Purchaser shall, or shall cause one of its Designees to, purchase from SSHI, all of the outstanding capital stock of Seagate Software Information Management Group, Inc., a Delaware corporation ("SSIMG") (such Subsidiaries set forth on Schedule IV and SSIMG being referred to herein, collectively, as the "Sold Subsidiaries"), in exchange for payment of the "Purchase Price" set forth in Section 2.2 hereof.

     2.2 Purchase Price; Allocation of Purchase Price. The aggregate purchase price for the Shares shall be $2,000,000,000 in cash, minus the Rolled Option Value (the "Purchase Price"), plus the assumption of all Liabilities (other than the Designated Liabilities) of Seller and SSHI.

     2.3 Closing. Upon the terms and subject to the conditions of this Agreement, the sale and purchase of the Shares contemplated by this Agreement shall take place at a closing (the "Closing") to be held at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, located at One Market Street, Spear Tower, Suite 1600, San Francisco, California 94105, at a time and date to be specified by the parties hereto, which shall be no later than second (2nd) business day following the satisfaction or, if permitted pursuant hereto, waiver of the conditions set forth in Article IX hereof, or at such other location, date and time as Purchaser and Seller shall mutually agree. The date upon which the Closing actually occurs shall be referred to herein as the "Closing Date."

                                       5-A

     2.4 Closing Deliveries by Seller and SSHI. At the Closing, Seller or SSHI (as applicable) shall deliver, or cause to be delivered, to Purchaser and/or its Designees, as appropriate, the following:

          (a) stock certificates evidencing the Shares, duly endorsed in blank or accompanied by stock powers duly executed in blank, and with all required stock transfer tax stamps affixed thereto, representing all of the issued and outstanding shares of capital stock of each of the Sold Subsidiaries, free and clear of all Liens;

          (b) a receipt for the Purchase Price; and

          (c) the certificates and other documents required to be delivered as a condition to the Closing pursuant to Section 9.3 hereof.

     2.5 Closing Deliveries by Purchaser. At the Closing, Purchaser shall deliver, or cause to be delivered, to Seller the following:

          (a) cash in an amount equal to the Purchase Price, by wire transfer in immediately available funds to an account designated in writing by Seller at least two (2) business days prior to the Closing;

          (b) an assumption of the Seagate Software Information Management Group, Inc. Stock Option Plan; and

          (c) the certificates and other documents required to be delivered as a condition to the Closing pursuant to Section 9.2 hereof.

     2.6 Adjustment of Required Cash. The amount of Required Cash shall be subject to adjustment prior to Closing in the manner set forth below:

          (a) TA Statement. No later than fifteen (15) calendar days prior to the date of Seller Stockholder Meeting, Seller shall deliver to Purchaser the TA Statement. If the Closing does not occur within twenty (20) calendar days of delivery of the TA Statement, a revised TA Statement shall be delivered to Purchaser, and such revised TA Statement shall constitute the TA Statement for all purposes hereof and shall be subject to Sections 2.6(b) and 2.6(c) below.

          (b) TA Statement Disputes.

             (i) Subject to the terms of Section 2.6(b)(ii) hereof, the TA Statement shall be deemed to be and shall be final, binding and conclusive on Seller and Purchaser.

             (ii) Purchaser shall be entitled to dispute any amounts reflected on the TA Statement, but only on the basis that the amounts reflected on the TA Statement contain errors or are based on erroneous assumptions or were not arrived at in accordance with Seller's accounting practices and policies applied on a basis consistent with Seller's past accounting practices and policies; provided, however, that Purchaser shall have notified Seller in writing of each disputed item, specifying the amount thereof in dispute and setting forth, in reasonable detail, the basis for such dispute, within seven (7) calendar days of Seller's delivery of the TA Statement to Purchaser. In the event of such a dispute, Seller and Purchaser shall attempt to reconcile their disputed amounts, and any resolution by them as to any disputed amounts shall be final, binding and conclusive on Seller and Purchaser. In the event that Seller and Purchaser are unable to reach a resolution of any disputed amounts within five (5) calendar days after receipt by Seller of Purchaser's written notice of dispute delivered in accordance with the

                                       6-A
        foregoing, Seller and Purchaser shall submit the items remaining in dispute for resolution to Arthur Andersen LLP (or, if such firm shall decline to act or is not, at the time of such submission, independent of Seller and Purchaser, to another independent accounting firm of international reputation mutually acceptable to Seller and Purchaser) (either Arthur Andersen LLP or such other accounting firm being referred to herein as the "Independent Accounting Firm"), which shall, on an expedited basis, within five (5) calendar days after such submission, determine and report to Seller and Purchaser upon such remaining disputed items, and such report shall be final, binding and conclusive on Seller and Purchaser. The fees and disbursements of the Independent Accounting Firm shall be allocated between Seller and Purchaser in the same proportion that the aggregate amount of such remaining disputed items so submitted to the Independent Accounting Firm that is unsuccessfully disputed by each such party (as finally determined by the Independent Accounting Firm) bears to the total amount of such remaining disputed items so submitted.

             (iii) In acting under this Agreement, the Independent Accounting Firm shall be entitled to the privileges and immunities of an arbitrator.

             (iv) The TA Statement shall be deemed final for the purposes of and under this Section 2.6 upon the earlier to occur of (i) the failure of Purchaser to notify Seller of a dispute within seven (7) calendar days of Seller's delivery of the TA Statement to Purchaser pursuant to
        Section 2.6(b)(ii) hereof, (ii) the resolution of all disputes, pursuant to Section 2.6(b)(ii) hereof, by Seller and Purchaser, and (iii) the resolution of all disputes, pursuant to Section 2.6(b)(ii) hereof, by the Independent Accounting Firm. At the Closing, (i) the Adjustment Amount set forth in the final TA Statement shall be recalculated by using the VERITAS Price on the trading day immediately preceding the Effective Time under the VERITAS Merger Agreement in substitution for that utilized in the estimated TA Statement, as may be adjusted by the Independent Accounting Firm and (ii) the amount of Required Cash shall be increased upward on a dollar for dollar basis, in an amount equal to the Adjustment Amount (as recalculated pursuant to the foregoing clause of this Section 2.6(b)(iv)).

     2.7 Transaction Structure. The parties agree to cooperate and take all requisite actions prior to the Closing Date to merge, form, consolidate or alter the tax status of any of the Sold Subsidiaries or any Subsidiaries of the Sold Subsidiaries to the extent desirable in the Purchaser's judgment for commercial, regulatory, tax or other reasons, and further agree that the Purchaser may at any time change the structure of the transactions contemplated by this Agreement, including without limitation, by determining the order in which the Sold Subsidiaries (and any assets of the Sold Subsidiaries) are transferred, and the Seller shall cooperate in such efforts, including by entering into appropriate amendments to this Agreement, provided, however, that such actions shall not decrease the amount or change the kind of the consideration paid to Seller pursuant to this Agreement, increase Designated Liabilities or add transaction costs to those costs arising out of the transactions contemplated by this Agreement (unless Purchaser agrees to pay such additional costs). On or prior to the Closing Date, Seller shall effectuate the Split.

                                       7-A

                                  ARTICLE III

                    REPRESENTATIONS AND WARRANTIES OF SELLER

     Seller hereby represents and warrants to Purchaser, subject to the exceptions and qualifications specifically set forth or disclosed in writing in the disclosure letter delivered by Seller to Purchaser, dated as of the date hereof (the "Seller Disclosure Schedule"), and after giving effect to the OD Documents, the Split and the transactions contemplated thereby, if relevant for the purposes of determining compliance herewith as follows:

     3.1 Organization; Good Standing. Seller and each of its Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, with the corporate or other power and authority to own, lease and operate its assets and properties and to carry on its business as now being conducted, and is duly qualified to do business and in good standing in each jurisdiction in which the failure to be so qualified would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

     3.2 Charter Documents. Seller has delivered or made available to Purchaser a true and correct copy of the Certificate of Incorporation and Bylaws of Seller and SSHI and the organizational documents of each of the Sold Subsidiaries, each as amended to date and in effect as of the date hereof, and each such instrument is in full force and effect. Seller and SSHI are not in violation of any of the provisions of their Certificate of Incorporation or Bylaws.

     3.3 Subsidiaries. Section 3.3 of the Seller Disclosure Schedule contains a complete and accurate list of each Subsidiary of Seller, indicating the jurisdiction of incorporation of each such Subsidiary and Seller's proportionate equity interest therein. Each Subsidiary of Seller that is not a Sold Subsidiary (other than SSHI) is owned, directly or indirectly, by a Sold Subsidiary.

     3.4  Capital Structure.

     (a) The authorized capital stock of each Sold Subsidiary is as set forth in
Section 3.4(a) of the Seller Disclosure Schedule. All of the Shares are owned beneficially and of record by Seller or one of its Subsidiaries, except for director's qualifying shares and similar statutory de minimis holdings. All of the Shares are duly authorized and validly issued, fully paid and nonassessable, and are not subject to any preemptive rights created by statute, the organizational documents of Seller or any of its Subsidiaries, or any agreement or document to which Seller or any of its Subsidiaries is a party or by which of Seller or any of its Subsidiaries is bound and, when transferred to Purchaser will be free and clear of all Liens. Except as set forth in Section 3.4(a) of the Seller Disclosure Schedule, there are no equity securities, partnership interests or other similar ownership interests of any class or series of any Sold Subsidiary, or any securities convertible into, or exercisable or exchangeable for, such equity securities, partnership interests or similar ownership interests of any Sold Subsidiary, which are issued, reserved for issuance or outstanding. Except as set forth in Section 3.4(a) of the Seller Disclosure Schedule, there are no options, warrants, equity securities, partnership interests or other similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any kind or character to which Seller or any of its Subsidiaries is a party or by which Seller or any of its Subsidiaries is bound obligating Seller or any of its Subsidiaries to issue, deliver or sell (or cause to be issued, delivered or sold), or repurchase, redeem or otherwise acquire (or cause the repurchase, redemption or acquisition of), any shares of capital stock of any Sold Subsidiary or any Subsidiaries thereof, or obligating Seller or any of its

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Subsidiaries to grant, extend, accelerate the vesting of or enter into any such option, warrant, equity security, partnership interest or similar ownership interest, call, right, commitment or agreement. There are no registration rights, proxies or other agreements or understandings with respect to any equity security, partnership interest or other similar ownership interest of any class or series of any capital stock of any Sold Subsidiary or any Subsidiaries thereof.

     (b) The only outstanding Indebtedness of Seller and its Subsidiaries is (i) $200 million in principal amount of 7.125% Senior Notes Due March 1, 2004 (the "2004 Senior Notes") issued pursuant to the Indenture, dated as of March 1, 1997 (the "Indenture"), (ii) $200 million in aggregate principal amount of 7.37% Senior Notes Due March 1, 2007 (the "2007 Senior Notes") issued pursuant to the Indenture, (iii) $100 million in principal amount of 7.875% Senior Debentures due March 1, 2017 (the "2017 Senior Debentures") issued pursuant to the Indenture, (iv) $200 million in principal amount of 7.45% Senior Debentures due March 1, 2037 (the "2037 Senior Debentures") and, together with the 2004 Notes, the 2007 Notes and the 2017 Senior Debentures, the "Debentures") issued pursuant to the Indenture. Other than the Debentures, which are redeemable in full in accordance with their respective terms, there is no Indebtedness of Seller or its Subsidiaries.

     3.5 Authority. Each of Seller and SSHI has all necessary corporate power and authority to enter into this Agreement and the OD Documents, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the OD Documents by Seller and SSHI, and the performance by Seller and SSHI of its obligations hereunder and thereunder and the consummation by Seller and SSHI of the transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate action on the part of Seller and SSHI, subject only to the approval and adoption of this Agreement and the OD Documents by the stockholders of Seller in accordance with Delaware Law. The affirmative vote of the holders of at least a majority of the outstanding shares of Seller Common Stock is the only vote required for the stockholders of Seller to approve this Agreement, the OD Documents and the transactions contemplated hereby and thereby under the applicable rules of The New York Stock Exchange, Inc. (the "NYSE"), Delaware Law and all other legal and regulatory requirements applicable thereto (the "Required Stockholder Approval"). This Agreement and the OD Documents have been duly executed and delivered by Seller and SSHI and, assuming the due authorization, execution and delivery of this Agreement by Purchaser and the OD Documents by the other party or parties thereto, constitute the valid and binding obligations of Seller and SSHI, enforceable in accordance with their respective terms, subject to (i) the effect of any applicable laws of general application relating to bankruptcy, reorganization, insolvency, moratorium or other similar laws affecting creditors' rights and the relief of debtors generally, and (ii) the effect of rules of law and general principles of equity, including, without limitation, rules of law and general principles of equity governing specific performance, injunctive relief and other equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at law).

     3.6 Conflicts. The execution and delivery of this Agreement by Seller and SSHI does not, and the performance by Seller and SSHI of its obligations hereunder and the consummation by Seller and SSHI of the transactions contemplated hereby will not, (i) conflict with or violate the Certificate of Incorporation or Bylaws of Seller and SSHI or the organizational documents of any of its Subsidiaries, (ii) subject to compliance with the requirements set forth in Section 3.7 hereof, conflict with or violate any Law, rule,

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regulation, order, judgment or decree applicable to Seller or any of its
Subsidiaries, or by which Seller, any of its Subsidiaries or any of their respective assets and properties are bound or affected, or (iii) result in any breach of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair the rights of Seller or any of its Subsidiaries under, or alter the obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the assets or properties of Seller or any of its Subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Seller or any of its Subsidiaries is a party or by which Seller, any of its Subsidiaries or any of their respective assets and properties are bound or affected, except to the extent such conflict, violation, breach, default, impairment or other effect could not, in the case of clause (ii) or (iii) of this Section 3.6, individually or in the aggregate, (a) reasonably be expected to have a Material Adverse Effect, or (b) reasonably be expected to have a material adverse effect on, or materially delay, the ability of Purchaser, Seller or SSHI to consummate the transactions contemplated hereby.

     3.7 Consents. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority is required by or with respect to Seller or any of its Subsidiaries in connection with the execution and delivery of this Agreement and the OD Documents by Seller, or the performance by Seller of its obligations hereunder and thereunder or the consummation by Seller of the transactions contemplated hereby and thereby, except for (i) the filing of the Proxy Statement (as defined in Section 6.1(a) hereof) with the SEC in accordance with the Exchange Act, (ii) consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under the HSR Act or any applicable state antitrust Laws, (iii) consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under the Laws of any foreign country, and (iv) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not have a Material Adverse Effect or have a material adverse effect on, or materially delay, the ability of Seller or Purchaser to consummate the transactions contemplated hereby.

     3.8  SEC Filings; Seller Financial Statements.

     (a) Seller has filed all forms, reports and documents required to be filed with the SEC since July 3, 1998, and has made available (through on-line databases) to Purchaser such forms, reports and documents in the form filed with the SEC. All such required forms, reports and documents (including all exhibits and schedules thereto and all documents incorporated by reference therein) are referred to herein as the "Seller SEC Reports." As of their respective dates, the Seller SEC Reports (i) complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act, and the rules and regulations of the SEC promulgated thereunder, and (ii) did not at the time each such Seller SEC Report was filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of the Subsidiaries of Seller is required to file any forms, reports or other documents with the SEC. Except to the extent revised or superseded by a subsequent filing with the SEC, none of the Seller SEC Reports filed by Seller since July 3, 1999 and prior to the date of this Agreement (collectively, the "Recent SEC Reports") contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements

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therein, in the light of the circumstances under which they were made, not misleading. The consolidated financial statements of Seller included in all Seller SEC Reports comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited consolidated quarterly statements, as permitted by Form 10-Q of the
SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial position of Seller and its consolidated Subsidiaries as of the dates thereof and the consolidated financial position of Seller and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end audit adjustments). Except as reflected in the most recent consolidated balance sheet of Seller included in the Recent SEC Reports most recently filed by Seller with the SEC prior to the date hereof (such consolidated balance sheet being referred to herein as the "Current Seller Balance Sheet" and the date thereof being referred to herein as the "Current Balance Sheet Date"), as of the Current Balance Sheet Date, neither Seller nor any of its Subsidiaries had, and since such date neither Seller nor any of such Subsidiaries has incurred, any Liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

     3.9  [Reserved]

     3.10 Absence of Certain Changes or Events. Except as reflected in the Recent SEC Reports or Section 3.10 of the Seller Disclosure Schedule, since the date of the last audited financial statements of Seller included in the Recent SEC Reports, Seller has conducted its business only in the ordinary course consistent with past practice, and there is not and has not been (i) any condition, event or occurrence which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect, or (ii) any condition, event or occurrence which could reasonably be expected to prevent, hinder or materially delay the ability of Seller to consummate the transactions contemplated by this Agreement or the VERITAS Merger Agreement. Except as set forth in Section 3.10 of the Seller Disclosure Schedule, since the date of Seller's most recent periodic report on Form 10-Q included in the Recent SEC Reports, there is not and has not been any event or action described in Section
5.2 hereof.

     3.11  Tax Matters.

     (a) Seller and each of its Subsidiaries have timely filed all federal, state, local and foreign returns, estimates, information statements and reports ("Returns") relating to Taxes required to be filed by Seller and each of its Subsidiaries with any Tax authority, except such Returns which are not material to Seller or any such Subsidiaries, and all such Returns are true, correct and complete in all material respects. Seller and each of its Subsidiaries have paid all Taxes due and payable on such Returns.

     (b) As of the Closing Date, Seller and each of its Subsidiaries will have withheld with respect to its employees all federal and state income Taxes, Taxes payable pursuant to the Federal Insurance Contribution Act, Taxes payable pursuant to the Federal Unemployment Tax Act and other Taxes required to be withheld, except such Taxes which are not material to Seller or any such Subsidiaries.

     (c) Neither Seller nor any of its Subsidiaries has been delinquent in the payment of any material Tax. Section 3.11(c) of the Seller Disclosure Schedule contains a complete

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and accurate list of all material Tax deficiencies outstanding, proposed or assessed against Seller or any of its Subsidiaries, and a complete and accurate list of all Seller's or any of its Subsidiaries' executed and unexpired waiver of any statute of limitations on or extending the period for the assessment or collection of any Liabilities for any Tax.

     (d) Section 3.11(d) of the Seller Disclosure Schedule contains a complete and accurate list of all audits or other examinations of any Return of Seller or any of its Subsidiaries by any Tax authority is presently in progress, and a complete and accurate list of all Seller's or any of its Subsidiaries' notifications of any request for such an audit or other examination.

     (e) Section 3.11(e) of the Seller Disclosure Schedule contains a complete and accurate list of all adjustments relating to any Returns filed by Seller or any of its Subsidiaries that have been proposed in writing formally or informally by any Tax authority to Seller or any of its Subsidiaries or any representative thereof.

     (f) Neither Seller nor any of its Subsidiaries has any Liability for any material unpaid Taxes which has not been accrued for or reserved on the Current Seller Balance Sheet in accordance with GAAP, contingent or otherwise, which is material to Seller or any of its Subsidiaries, other than any Liability for unpaid Taxes that may have accrued in connection with the operation of the business of Seller and its Subsidiaries in the ordinary course.

     (g) Section 3.11(g) of the Seller Disclosure Schedule contains a complete and accurate list of all contracts, agreements, plans or arrangements to which Seller or any of its Subsidiaries is a party as of the date of this Agreement (including, without limitation, the provisions of this Agreement), covering any employee or former employee of Seller or any of its Subsidiaries that, individually or collectively, would reasonably be expected to give rise to the payment of any amount that would not be deductible pursuant to Sections 280G, 404 or 162(m) of the Code. The Seller Disclosure Schedule contains a complete and accurate list of contracts, agreements, plans or arrangements to which Seller is a party or by which it is bound to compensate any individual for excise taxes paid pursuant to Section 4999 of the Code. Except as set forth in
Section 3.11(g) of the Seller Disclosure Schedule, no Seller Plan (as defined in
Section 3.16(a) hereof) exists that could result in the payment to any present or former employee of Seller or any of its Subsidiaries of any money or other property, or accelerate or provide any other rights or benefits to any present or former employee of Seller or any of its Subsidiaries as a result of the transaction contemplated by this Agreement or the OD Documents.

     (h) There are no Liens with respect to Taxes upon the assets of Seller or any of its Subsidiaries, other than with respect to Taxes not yet due and payable or which are being contested in good faith.

     (i) Neither Seller nor any of its Subsidiaries has filed any consent agreement under Section 341(f) of the Code, or agreed to have Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as defined in Section 341(f)(4) of the Code) owned by Seller or any of its Subsidiaries.

     (j) Section 3.11(j) of the Seller Disclosure Schedule contains a complete and accurate list of all Seller's and any of its Subsidiaries' Tax-sharing, Tax indemnity or Tax allocation agreements or arrangements.

     (k) None of the assets or properties of Seller or any of its Subsidiaries are Tax exempt use property within the meaning of Section 168(h) of the Code.

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     (l) Seller has no excess loss accounts with respect to the stock of any of its Subsidiaries. The transactions contemplated by this Agreement will not result in the recognition of a material amount of deferred intercompany gain under the deferred intercompany transaction rules of the Code.

     3.12 Compliance. Neither Seller nor any of its Subsidiaries is, in any material respect, in conflict with, or in default or violation of (i) any Law (including the Foreign Corrupt Practices Act of 1977), rule, regulation, order, judgment or decree applicable to Seller or any of its Subsidiaries or by which Seller or any of its Subsidiaries or any of their respective assets and properties are bound or affected, or (ii) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Seller or any of its Subsidiaries is a party or by which Seller or any of its Subsidiaries or its or any of their respective assets and properties are bound or affected. No investigation or review by any Governmental Authority is pending or, to the knowledge of Seller, threatened, against Seller or any of its Subsidiaries, nor has any Governmental Authority indicated an intention to conduct the same, other than routine investigations in the ordinary course of Seller's business. There is no agreement, judgment, injunction, order or decree binding upon Seller or any of its Subsidiaries which has, or could reasonably be expected to have, the effect of prohibiting or materially impairing any business practice of Seller or any of its Subsidiaries, any acquisition of material property by Seller or any of its Subsidiaries or the conduct of business by Seller or any of its Subsidiaries as currently conducted.

     3.13 Permits. Seller and its Subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals from Governmental Authorities which are material to the operation of the business of Seller and its Subsidiaries, and Seller and its Subsidiaries are in compliance in all material respects with the terms of such permits, licenses, variances, exemptions, order and approvals.

     3.14 Litigation. There is no Action, suit, proceeding, claim, arbitration or investigation pending against Seller or any of its Subsidiaries or as to which Seller or any of its Subsidiaries has received any notice of assertion, nor to the knowledge of Seller, is there any threatened Action, suit, proceeding, claim, arbitration or investigation pending against Seller or any of its Subsidiaries, in either case which individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

     3.15 Brokers' and Finders' Fees. Except for fees payable to Morgan Stanley & Co. Incorporated, neither Seller nor any of its Subsidiaries has incurred, nor will Seller or any of its Subsidiaries incur, directly or indirectly, any Liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

     3.16  Employee Benefit Plans.

     (a) Section 3.16(a) of the Seller Disclosure Schedule contains a complete and accurate list of all employee compensation, incentive, fringe or benefit plans, programs, policies, commitments, agreements (including, without limitation, all employment, severance, change of control or similar agreements) or other arrangements (whether or not set forth in a written document and including, without limitation, all "employee benefit plans" within the meaning of Section 3(3) of ERISA) maintained or contributed to by Seller or a Seller affiliate covering any active or former employee, director or consultant of Seller (each, a "Seller Employee" and, collectively, the "Seller Employees" which shall, for all purposes of and under this Section 3.16, mean an employee of Seller or a Seller Affiliate

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(as defined below)), any Subsidiary of Seller or any trade or business (whether or not incorporated) which is a member of a controlled group or which is under common control with Seller within the meaning of Section 414(b), (c) or (m) of the Code (each, a "Seller Affiliate" and, collectively, the "Seller Affiliates") (each, a "Seller Plan" and, collectively, the "Seller Plans"). Seller has provided or made available to Purchaser: (i) correct and complete copies of all documents embodying each Seller Plan, including, without limitation, all amendments thereto, all trust documents related thereto, and all material written agreements and contracts related thereto; (ii) the most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Seller Plan; (iii) the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, required under ERISA with respect to each Seller Plan; (iv) all IRS determination, opinion, notification and advisory letters with respect to each Seller Plan; (v) all material correspondence to or from any Governmental Authority relating to any Seller Plan; (vi) all forms and related notices required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, with respect to each Seller Plan; (vii) the most recent discrimination tests for each Seller Plan required to perform such tests; (viii) the most recent actuarial valuations, if any, prepared for each Seller Plan; (ix) if the Seller Plan is funded, the most recent annual and periodic accounting of the assets of each Seller Plan; and (x) all communication to Seller Employees relating to any Seller Plan and any proposed Seller Plan, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules, or other events which would result in any material Liability to Seller or any Seller Affiliate in respect of any Seller Plan.

     (b) Each Seller Plan has been maintained and administered in all material respects in compliance with its terms and with the requirements prescribed by any and all Laws applicable thereto (including, without limitation, ERISA and the Code). No Action, suit or other litigation (excluding claims for benefits incurred in the ordinary course of Seller Plan activities) has been brought, or to the knowledge of Seller, is threatened, against or with respect to any such Seller Plan. There are no audits, inquiries or proceedings pending or, to the knowledge of Seller, threatened by the IRS or the United States Department of Labor with respect to any Seller Plans. All contributions, reserves or premium payments required to be made or accrued as of the date hereof to the Seller Plans have been timely made or accrued. Any Seller Plan intended to be qualified under Section 401(a) of the Code, and each trust intended to qualify under
Section 501(a) of the Code (i) has either obtained from the IRS a favorable determination, notification, advisory and/or opinion letter, as applicable, as to its qualified status under the Code, or still has a remaining period of time under applicable treasury regulations or IRS pronouncements in which to apply for such letter and to make any amendments necessary to obtain a favorable determination as to its qualified status under the Code, and (ii) except with respect to amendments for which the Internal Revenue Service has allowed until December 31, 2000, incorporates or has been amended to incorporate all provisions required to comply with the Tax Reform Act of 1986 and subsequent legislation. To the knowledge of Seller, no condition or circumstance exists giving rise to a material likelihood that any such Seller Plan would not be treated by the IRS as qualified under the Code, except as set forth in Section 3.16(b) of the Seller Disclosure Schedule. Seller does not have any plan or commitment to establish any new Seller Plan, to modify any existing Seller Plan (except to the extent required by Law or to conform any such Seller Plan to the requirements of any applicable Law, in each case as previously disclosed to Purchaser in writing, or as required by the terms of any Seller Plan or this Agreement), or to enter into any new

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Seller Plan. Each Seller Plan can be amended, terminated or otherwise discontinued after the Closing Date in accordance with its terms, without Liability to Purchaser, Seller or any of the Seller Affiliates (other than ordinary administration expenses).

     (c) Neither Seller, any of its Subsidiaries, nor any of the Seller Affiliates has at any time ever maintained, established, sponsored, participated in, or contributed to any plan subject to Title IV of ERISA or Section 412 of the Code, and at no time has Seller contributed to or been requested to contribute to any "multiemployer plan," as such term is defined in ERISA. To Seller's knowledge, there are no circumstances which could reasonably be expected to subject Seller, any of its Subsidiaries, or any officer or director of Seller or any of its Subsidiaries, to any material Liability or penalty under
Section 4975 through 4980B of the Code or Title I of ERISA. No "prohibited transaction," within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 4975 of the Code and
Section 408 of ERISA, has occurred with respect to any Seller Plan which could reasonably be expected to subject Seller or any Seller Affiliates to material Liability.

     (d) Except as set forth in Section 3.16(d) of the Seller Disclosure Schedule, none of the Seller Plans promises or provides retiree medical or other retiree welfare benefits to any person except as required by applicable Law, and neither Seller nor any of its Subsidiaries has represented, promised or contracted (whether in oral or written form) to provide such retiree benefits to any Seller Employee, former employee, director, consultant or other person, except to the extent required by applicable Law.

     (e) Each Seller International Employee Plan (as defined below) has been established, maintained and administered in compliance in all material respects with its terms and conditions and with the requirements prescribed by any and all applicable Laws. No Seller International Employee Plan has unfunded Liabilities that, as of the Closing, will not be offset by insurance or fully accrued. Except as required by applicable Law, no condition exists that would prevent Seller or Purchaser from terminating or amending any Seller International Employee Plan at any time for any reason. For all purposes of and under this Agreement, the term "Seller International Employee Plan" shall mean each Seller Plan that has been adopted or maintained by Seller or any of its Subsidiaries, whether informally or formally, for the benefit of current or former employees of Seller or any of its Subsidiaries who are not United States citizens and who are employed outside the United States.

     3.17 Absence of Liens. Seller and each of its Subsidiaries has good and valid title to, or in the case of leased assets and properties valid leasehold interests in, all of its material tangible assets and properties, real, personal and mixed, used in their respective businesses, free and clear of any Liens, except (i) as reflected in the consolidated balance sheet of Seller included in the Recent SEC Reports, (ii) for Liens for Taxes not yet due and payable, and
(iii) for such imperfections of title and encumbrances, if any, which would not be material to Seller or any of its Subsidiaries.

     3.18  Environmental Matters.

     (a) For all purposes of and under this Agreement, the following terms shall have the following respective meanings:

          (i) "Environmental Claim" or "Environmental Claims" means any and all administrative, regulatory or judicial actions, suits, causes of action, demands, demand letters, claims, Liens, notices of non-compliance, potential liability or violation, investigations, proceedings, consent orders or consent or settlement agreements

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     relating in any way to any Environmental Laws or any Environmental Permits,
     including, without limitation, (A) any and all claims or directions by Governmental Authorities for enforcement, investigation, cleanup, removal, response, remedial or other actions or damages pursuant to any applicable Environmental Law, and (B) any and all Claims by any Person seeking damages (including with respect to natural resource damages, property damage, diminution in value and personal injury) contribution, indemnification, cost recovery, compensation or injunctive relief resulting from Hazardous Materials or arising from alleged injury or threat of injury to health, safety or the environment.

          (ii) "Environmental Law" or "Environmental Laws" means any Law, now or hereafter in effect and as amended, and any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, relating to the environment, natural resources, health, safety or Hazardous Materials, including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. sec.sec. 9601 et seq.; the Resource Conservation and Recovery Act, 42 U.S.C. sec.sec. 6901 et seq.; the Hazardous Materials Transportation Act, 49 U.S.C. sec.sec. 5101 et seq.; the Clean Water Act, 33 U.S.C. sec.sec. 1251 et seq.; the Toxic Substances Control Act, 15 U.S.C.
     sec.sec. 2601 et seq.; the Clean Air Act, 42 U.S.C. sec.sec. 7401 et seq.; the Safe Drinking Water Act, 42 U.S.C. sec.sec. 300f et seq.; the Occupational Safety and Health Act, 29 U.S.C. sec.sec. 1651 et seq., the Atomic Energy Act, 42 U.S.C. sec.sec. 2014 et seq.; the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. sec.sec. 136 et seq. and the Federal Food, Drug and Cosmetic Act, 21 U.S.C. sec.sec. 301 et seq. and analogous state, provincial and foreign laws.

          (iii) "Environmental Permit" or "Environmental Permits" means all permits, approvals, registrations, identification numbers, licenses and other authorizations required under any applicable Environmental Laws.

          (iv) "Hazardous Material" or "Hazardous Materials" means (A) petroleum and petroleum products, radioactive materials, asbestos in any form that is or could become friable, urea formaldehyde foam insulation, transformers or other equipment that contain polychlorinated biphenyls, and radon gas, (B) any other chemicals, materials or substances defined as or included in the definition of "hazardous substances", "hazardous wastes", "hazardous materials", "extremely hazardous wastes", "restricted hazardous wastes", "toxic substances", "toxic pollutants", "contaminants" or "pollutants", or words of similar import, under any applicable Environmental Law, and (C) any other chemical, material or substance the use, handling, generation, treatment, storing, release or exposure to which is regulated by any Governmental Authority.

     (b) Except as would not reasonably be expected to result in a Material Adverse Effect, (i) neither Seller nor any of its Subsidiaries has transported, stored, used, manufactured, disposed of, released or exposed its employees or others to any Hazardous Materials in violation of any Law, and (ii) neither Seller nor any of its Subsidiaries has disposed of, transported, sold, used, released, exposed its employees or others to or manufactured any product containing a Hazardous Material (collectively, "Hazardous Materials Activities") in violation of any Environmental Law.

     (c) Except as set forth in Section 3.18(c) of the Seller Disclosure Schedule, (i) no material Action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending, or to the knowledge of Seller, threatened, concerning any Environmental Permit, Hazardous Material or any Hazardous Materials Activities of Seller

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or any of its Subsidiaries; and (ii) Seller is not aware of any fact or circumstance which could involve Seller or any of its Subsidiaries in any material Environmental Claim or impose upon Seller or any of its Subsidiaries any material Liabilities under any Environmental Law.

     (d) Except as would not reasonably be expected to result in a Material Adverse Effect, (i) each of Seller and its Subsidiaries are consistently and reliably in compliance in all respects with all applicable Environmental Laws; and (ii) Seller has obtained and is, as presently operating, consistently and reliably in compliance with the conditions of all Environmental Permits necessary under any Environmental Law for the continued conduct of the business and operations of Seller in the manner now conducted.

     (e) No investigation or review with respect to such matters is pending or threatened, nor has any Governmental Authority or other person indicated an intention to conduct the same, other than routine investigations and reviews taken in the ordinary course of business.

     3.19 Labor Matters. (i) There are no controversies pending or, to the knowledge of Seller, threatened, between Seller or any of its Subsidiaries and any of their respective employees; (ii) as of the date hereof, neither Seller nor any of its Subsidiaries is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by Seller or any of its Subsidiaries, nor does Seller know of any activities or proceedings of any labor union to organize any such employees; and (iii) as of the date hereof, Seller has no any knowledge of any strikes, slowdowns, work stoppages or lockouts, or threats thereof, by or with respect to any employees of Seller or any of its Subsidiaries.

     3.20  Agreements, Contracts and Commitments. Except as set forth in Section
3.20 of the Seller Disclosure Schedule, neither Seller nor any of its Subsidiaries is a party to or is bound by any of the following to the extent currently in force:

          (a) any employment or consulting agreement, contract or commitment with any officer or director of Seller, other than those that are terminable on no more than thirty (30) days' notice;

          (b) any agreement, contract or commitment relating to the disposition or acquisition by Seller or any of its Subsidiaries, after the date hereof, of a material amount of assets or properties other than in the ordinary course of business;

          (c) any agreement, contract or commitment to license any third party to manufacture or reproduce any Seller product, service or technology, or any agreement, contract or commitment to sell or distribute any Seller products, service or technology, except in each case for agreements entered into in the ordinary course of business; or

          (d) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other agreements, contracts or commitments relating to the borrowing of money or extension of credit.

     3.21 Statements; Registration Statement; Proxy Statement/Prospectus. None of the information supplied or to be supplied by Seller for inclusion or incorporation by reference in (i) the Registration Statement (as defined in Section 6.1(a) hereof) will, at the time it is declared or ordered effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, or (ii) the Proxy Statement (as defined in Section 6.1(a) hereof) will, on the date it is first mailed to the stockholders of Seller, at the time of the Seller

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Stockholders' Meeting (as defined in Section 6.1(a) hereof) and at the Closing
Date, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Seller Stockholders' Meeting which has become false or misleading. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing, Seller makes no representation or warranty with respect to any information supplied by Purchaser which is contained in the Proxy Statement.

     3.22 Board Approval. The Board of Directors of Seller has (i) determined that this Agreement and the transactions contemplated hereby are fair to, advisable and in the best interests of Seller and its stockholders, (ii) duly approved this Agreement and the transactions contemplated hereby, and (iii) resolved to recommend that the stockholders of Seller approve this Agreement and the transactions contemplated hereby.

     3.23 State Takeover Statutes. The Board of Directors of Seller has approved this Agreement and the transactions contemplated hereby, and such approval is sufficient to render inapplicable to this Agreement and the transactions contemplated hereby the provisions of Section 203 of Delaware Law to the extent, if any, such provisions are applicable to this Agreement and the transactions contemplated hereby. No other state takeover statute or similar statute or regulation applies to or purports to apply to this Agreement or the transactions contemplated hereby.

     3.24 Fairness Opinion. Seller has received a written opinion from Morgan Stanley & Co. Incorporated, dated as of the date hereof, to the effect that, as of the date hereof, the Merger Consideration (as defined in the VERITAS Merger Agreement) payable pursuant to the VERITAS Merger Agreement is fair to the stockholders of Seller from a financial point of view.

     3.25  Intellectual Property.

     (a) Seller or its Subsidiaries own, or possess licenses or other valid rights to use, and immediately prior to Closing the Sold Subsidiaries or one or more of their Subsidiaries will own, or possess licenses or other valid rights to use, all Intellectual Property (as defined in Section 3.25(d) hereof) necessary for the conduct of the business of Seller and its Subsidiaries as currently conducted. Except as set forth in Section 3.25(a) of the Seller Disclosure Schedule, (i) the conduct of the business of Seller and its Subsidiaries as currently conducted does not infringe or otherwise violate any Intellectual Property of any third party except where such infringement would not reasonably be expected to have a Material Adverse Effect, and (ii) no person is infringing or otherwise violating any Intellectual Property of Seller or its Subsidiaries, except where such infringement would not reasonably be expected to have a Material Adverse Effect. Except as set forth in Section 3.25(a) of the Seller Disclosure Schedule, the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and thereby will not result in the loss of, or any encumbrance on, the rights of Seller or any of its Subsidiaries with respect to the Intellectual Property owned or used by them and no claims, order, actions or proceedings are pending or, to the knowledge of Seller, threatened, that seek to question the ownership or scope, cancel or limit the scope or validity of the Intellectual Property owned or used by Seller or any of its Subsidiaries or the rights of Seller or any of its Subsidiaries therein, except in each case for such claims,

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orders, actions, proceedings, losses, encumbrances or rights as would not have a
Material Adverse Effect.

     (b) Seller and each of its Subsidiaries has implemented policies and consistently followed practices regarding the preservation of its Proprietary Information (as defined in Section 3.25(d) hereof) from unauthorized disclosure to third parties and regarding the use and disclosure of its Proprietary Information by its employees and contractors.

     (c) Section 3.25(c) of the Seller Disclosure Schedule contains a complete and accurate list of all material Intellectual Property held or owned by Seller and its Subsidiaries that has been issued or registered by, or filed with, any Governmental Authority and all material Intellectual Property licenses to which Seller or any of its Subsidiaries is a party.

     (d) For all purposes of and under this Agreement, (i) "Intellectual Property" shall mean intellectual or property of a similar nature including without limitation all United States and foreign patents and patent applications, United States and foreign trademark registrations or any analogous rights and applications therefor, United States and foreign copyright registrations and applications therefor, Proprietary Information and all other intellectual property rights, including, without limitation, inventions, processes, formulae, technology, know-how, techniques or other data and information, confidential and proprietary trade secrets, computer software, technical manuals and documentation used in connection with any of the foregoing, and licenses and rights with respect to the foregoing or property of like nature, and (ii) "Proprietary Information" shall mean the trade secrets, proprietary technology, know-how and other confidential information relation to the business of Seller and its subsidiaries as currently conducted.

     3.26 Assets. The assets held directly or indirectly by the Sold Subsidiaries (after giving effect to the Split), constitute all of the assets of Seller and its Subsidiaries other than the Designated Assets.

     3.27 Insurance. Seller and each of its Subsidiaries maintain, and all times during the prior three years have maintained, fire and casualty, general liability, business interruption, product liability, and sprinkler and water damage insurance which it believes to be reasonably prudent for similarly sized and similarly situated businesses. All premiums due and payable under all such policies and bonds have been paid, Seller and each of its Subsidiaries is otherwise in material compliance with the terms of such policies and bonds and, to the knowledge of Seller, there is no threatened termination of, or material premium increase with respect to, any of such policies.

                                   ARTICLE IV

                  REPRESENTATIONS AND WARRANTIES OF PURCHASER

     Purchaser hereby represents and warrants to Seller, subject to the exceptions and qualifications set forth or disclosed in the disclosure letter delivered by Purchaser to Seller, dated as of the date hereof (the "Purchaser Disclosure Schedule"), as follows:

     4.1 Organization; Good Standing. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, with the corporate power and authority to own, lease and operate its assets and property and to carry on its business as now being conducted and as proposed to be conducted, and is duly qualified to do business and in good standing as a foreign corporation in each jurisdiction in which the failure to be so qualified would not reasonably be expected to have a material

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adverse effect on, or materially delay, the ability of Purchaser or Seller to consummate the transactions contemplated by this Agreement.

     4.2 Charter Documents. Purchaser has delivered to Seller a true and correct copy of the organizational documents of Purchaser, each as amended to date and in effect as of the date hereof, and each such instrument is in full force and effect. Purchaser is not in violation of any of the provisions of its organizational documents.

     4.3 Authority. Purchaser has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Purchaser, and the performance by Purchaser of its obligations hereunder and the consummation by Purchaser of the transactions contemplated hereby, have been duly authorized by all necessary corporate action on the part of Purchaser. No vote of the holders of the outstanding shares of capital stock of Purchaser is required to approve this Agreement or the transactions contemplated hereby. This Agreement has been duly executed and delivered by Purchaser and, assuming the due authorization, execution and delivery by Seller, constitutes the valid and binding obligations of Purchaser, enforceable in accordance with their respective terms, subject to (i) the effect of any applicable laws of general application relating to bankruptcy, reorganization, insolvency, moratorium or other similar laws affecting creditors' rights and the relief of debtors generally, and (ii) the effect of rules of law and general principles of equity, including, without limitation, rules of law and general principles of equity governing specific performance, injunctive relief and other equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at law).

     4.4 Conflicts. The execution and delivery of this Agreement by Purchaser does not, and the performance by Purchaser of its obligations hereunder the consummation by Purchaser of the transactions contemplated hereby will not, (i) conflict with or violate the organizational documents of Purchaser, (ii) subject compliance with the requirements set forth in Section 4.5 hereof, conflict with or violate any Law, rule, regulation, order, judgment or decree applicable to Purchaser or by which Purchaser or its assets and properties are bound or affected, or (iii) result in any breach of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair the rights of Purchaser under, or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the assets or properties of Purchaser pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Purchaser is a party or by which Purchaser or its assets and properties are bound or affected, except to the extent such conflict, violation, breach, default, impairment or other effect could not, in the case of clause (ii) or (iii) of this Section 4.4, individually or in the aggregate, reasonably be expected to have a material adverse effect on, or materially delay, the ability of Purchaser or Seller to consummate the transactions contemplated by this Agreement.

     4.5 Consents. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority is required by or with respect to Purchaser in connection with the execution and delivery of this Agreement by Purchaser, or the performance by Seller of its obligations hereunder or the consummation by Seller of the transactions contemplated hereby, except for (i) consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under the HSR Act or any applicable state antitrust Laws, (ii) consents, approvals, orders, authorizations,

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registrations, declarations and filings as may be required under the Laws of any foreign country, and (iii) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not reasonably be expected to have a material adverse effect on, or materially delay, the ability of Purchaser or Seller to consummate the transactions contemplated hereby.

     4.6 Litigation. There is no Action, suit, proceeding, claim, arbitration or investigation pending against Purchaser or as to which Purchaser has received any notice of assertion, nor to the knowledge of Purchaser, is there any threatened Action, suit, proceeding, claim, arbitration or investigation pending against Purchaser, which could reasonably be expected to have a material adverse effect on Purchaser.

     4.7 Statements; Registration Statement; Proxy Statement. None of the information supplied or to be supplied by Purchaser or its Affiliates for inclusion or incorporation by reference in (i) the Registration Statement will, at the time it is declared or ordered effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, or (ii) the Proxy Statement will, on the date the Proxy Statement is first mailed to the stockholders of Seller, at the time of the Seller Stockholders' Meeting and at the Closing Date, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Seller Stockholders' Meeting which has become false or misleading. Notwithstanding the foregoing, Purchaser makes no representation or warranty with respect to any information supplied by Seller which is contained in the Proxy Statement.

     4.8 Financing. For all purposes of and under this Agreement, the Commitment Letters and the Equity Commitments shall be referred to together as the "Financing Agreements" and the financing to be provided thereunder shall be referred to as the "Financing." The aggregate proceeds of Financing are in an amount sufficient to consummate the transactions contemplated hereby in accordance with the terms hereof. None of the Commitment Letters or the Equity Commitments has been withdrawn and Purchaser does not know of any facts or circumstances that may reasonably be expected to result in any of the conditions set forth in the Commitment Letters or the Equity Commitments not being satisfied.

     4.9 Delaware Law. Purchaser was not immediately, prior to the execution and delivery of this Agreement, an "interested stockholder" of Seller within the meaning of Section 203 of Delaware Law, and neither Purchaser nor any of its Affiliates beneficially owns any shares of Common Stock of Seller on the date hereof.

     4.10 Newly Organized. Purchaser was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has engaged in no other business activities.

     4.11 Related Agreements. Purchaser has delivered to Seller true and correct copies of any and all contracts and agreements between VERITAS and Purchaser and their respective Affiliates.

     4.12 Solvency. Immediately after giving effect to the transactions contemplated by this Agreement and the closing of the Financing in order to effect the transactions

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contemplated by this Agreement, the Sold Subsidiaries and their respective
Subsidiaries shall be able to pay their debts as they become due in the ordinary course of business and shall own assets having a present fair saleable value greater than the combined stated liabilities and identified contingent liabilities of such entities. Immediately after giving effect to the transactions contemplated by this Agreement and the closing of the Financing to be obtained in order to effect the transactions contemplated by this Agreement, the Sold Subsidiaries and their respective Subsidiaries shall have adequate capital to carry on their businesses. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement and the closing of any Financing to be obtained in order to effect the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of Purchaser, Seller, the Sold Subsidiaries or any of their respective Subsidiaries.

     4.13 No Amendment to VERITAS Merger Agreement. Seller shall not, without the prior written consent of Purchaser, amend, modify, supplement, mutually terminate or waive any term or condition set forth in the OD Documents, as in effect as of the date hereof.

                                   ARTICLE V

                            CONDUCT PRIOR TO CLOSING

     5.1 Conduct of Business. Except (i) as set forth in Section 5.1 of the Seller Disclosure Schedule, (ii) to the extent that Purchaser shall otherwise consent in writing, and (iii) to the extent contemplated by the OD Documents as in effect on the date hereof, or for the sale of all or a portion of the Designated Assets, at all times during the period commencing with the execution and delivery hereof and continuing until the earlier of the termination of this Agreement pursuant to the terms hereof or the Closing, Seller shall, and shall cause each of its Subsidiaries to, (a) carry on its business diligently and in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted and in compliance with all applicable Laws, (b) pay or perform its material obligations when due, and (c) use its commercially reasonable efforts, consistent with past practices and policies, to preserve intact its present business organization, keep available the services of its present officers and employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees and others with which it has business dealings. In furtherance of the foregoing and subject to applicable Law, Seller shall confer with Purchaser, as promptly as practicable, prior to taking any material actions or making any material management decisions with respect to the conduct of its business and the business of its Subsidiaries.

     5.2 Restrictions on Conduct of Business. Without limiting the generality of the terms of Section 5.1 hereof, except (i) as set forth in Section 5.2 of the Seller Disclosure Schedule or as required by the terms hereof, or (ii) to the extent that Purchaser shall otherwise consent in writing (which, in the case of Section 5.2(q) hereof, shall not be unreasonably withheld), or (iii) to the extent contemplated by the OD Documents as in effect on the date hereof, or for the sale of all or a portion of the Designated Assets, at all times during the period commencing with the execution and delivery hereof and continuing until the earlier of the termination of this Agreement pursuant to the terms hereof or the

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Closing, Seller shall not do any of the following, or permit its Subsidiaries to do any of the following:

          (a) except as required by applicable Law, waive any stock repurchase rights, accelerate, amend or change the period of exercisability of options or restricted stock, or reprice options granted under any employee, consultant or director stock plans or authorize cash payments in exchange for any options granted under any of such plans;

          (b) enter into any material partnership arrangements, joint development agreements or strategic alliances, other than in the ordinary course of business consistent with past practice;

          (c) (i) increase the compensation or fringe benefits of any present or former director, officer or employee of Seller or its Subsidiaries (except for increases in salary or wages in the ordinary course of business consistent with past practice), (ii) grant any severance or termination pay to any present or former director, officer or employee of Seller or its Subsidiaries (except for the payment of severance or termination pay in the ordinary course of business consistent with past practice), or (iii) establish, adopt, enter into, amend or terminate any Seller Plan or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Seller Plan if it were in existence as of the date of this Agreement, except as required by applicable Law;

          (d) issue, deliver, sell, authorize, pledge or otherwise encumber, or propose any of the foregoing with respect to, any shares of capital stock or any securities convertible into, or exercisable or exchangeable for, shares of capital stock of any of its Subsidiaries, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into, or exercisable or exchangeable for, shares of capital stock of any of its Subsidiaries, or enter into other agreements or commitments of any character obligating it to issue any such shares of capital stock of any of its Subsidiaries, or securities convertible into, or exercisable or exchangeable for, shares of capital stock of any of its Subsidiaries;

          (e) cause, permit or propose any amendments to any charter document or bylaws (or similar governing instruments) of Seller or any of its Subsidiaries;

          (f) acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a material portion of the assets of, or by any other manner, any business or any corporation, limited liability company, general or limited partnership, joint venture, association, business trust or other business enterprise or entity, or otherwise acquire or agree to acquire any assets having a value exceeding $5,000,000 in the aggregate or which are otherwise material, individually or in the aggregate, to the business of Seller and its Subsidiaries to be included in the Sold Subsidiaries;

          (g) adopt a plan of merger, complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization;

          (h) except as required by applicable Law, adopt or amend any employee benefit plan or employee stock purchase or employee stock option plan, or enter into any employment contract or collective bargaining agreement (other than offer letters and letter agreements entered into in the ordinary course of business consistent with past practice with employees who are terminable "at will"), pay any special bonus or special remuneration to any director or employee other than in the ordinary course of

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     business consistent with past practice, or increase the salaries or wage rates or fringe benefits (including rights to severance or indemnification) of its officers;

          (i) except in the ordinary course of business consistent with past practice, modify, amend or terminate any material contract or agreement to which Seller or any of its Subsidiaries is a party, or waive, delay the exercise of, release or assign any material rights or claims thereunder;

          (j) sell, lease, license, mortgage or otherwise encumber or subject to any Lien or otherwise dispose of any of its properties or assets, other than (i) the sale or transfer of any Designated Assets (but not including shares of VERITAS capital stock), or (ii) any such properties or assets the value of which do not exceed $5,000,000 individually and $10,000,000 in the aggregate, except sales of inventory in the ordinary course of business consistent with past practice; provided, that Seller may divest any of the Private Securities without the consent of Purchaser if required to do so on an involuntary basis pursuant to any merger, securities purchase or other similar type of agreement;

          (k) (i) incur any Indebtedness or guarantee any such Indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of Seller or any of its Subsidiaries, guarantee any debt securities of another person, enter into any "keep well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, except for endorsements and guarantees for collection, short-term borrowings and lease obligations, in each case incurred in the ordinary course of business consistent with past practice, or (ii) make any loans, advances or capital contributions to, or investment in, any other person, other than to Seller or any direct or indirect wholly-owed Subsidiary of Seller;

          (l) fail in any material respect to make any capital expenditures in the amounts budgeted and at the times contemplated therefor in Seller's annual capital expenditures budget for fiscal year 2000 previously provided to Purchaser, or expend funds for unbudgeted capital expenditures in an amount greater than $5,000,000;

          (m) pay, discharge or satisfy any claims (including claims of stockholders), liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), except for the payment, discharge or satisfaction of liabilities or obligations in the ordinary course of business consistent with past practices or in accordance with their terms as in effect on the date hereof, or waive, release, grant, or transfer any rights of material value or modify or change in any material respect any existing license, lease, contract or other document, other than in the ordinary course of business consistent with past practice;

          (n) change any financial reporting or material accounting principle used by it unless otherwise required by applicable Law or GAAP;

          (o) settle or compromise any litigation (whether or not commenced prior to the date of this Agreement) other than settlements or compromises of litigation where the amount paid (after giving effect to insurance proceeds actually received) in settlement or compromise does not exceed $1,000,000, provided that the aggregate amount paid in connection with the settlement or compromise of all such litigation shall not exceed $10,000,000;

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          (p) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, other than dividends and distributions by a direct or indirect wholly owned subsidiary of Seller to its parent (i) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (ii) purchase, redeem or otherwise acquire any shares of capital stock of Seller or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities; or

          (q) make, or permit to be made, without the prior written consent of Purchaser any material Tax election which would affect the Sold Subsidiaries or any of their respective Subsidiaries.

          (r) agree in writing or otherwise to take any of the actions described in Section 5.2(a) through Section 5.2(q) hereof, inclusive.

                                   ARTICLE VI

                             ADDITIONAL AGREEMENTS

     6.1  Registration Statement; Proxy Statement; Other Filings.

     (a) As promptly as practicable after the execution and delivery of this Agreement, (i) Seller (in cooperation with Purchaser and the other party or parties to the OD Documents) shall prepare and file with the SEC a proxy statement/prospectus to be sent to the stockholders of Seller in connection with the meeting of the stockholders of Seller to consider the approval of this Agreement, the OD Documents and the transactions contemplated hereby and thereby (such proxy statement/prospectus being referred to herein as the "Proxy Statement" and such meeting of the stockholders of Seller being referred to herein as the "Seller Stockholders' Meeting"), and (ii) Seller shall cooperate with Purchaser and the other party or parties to the OD Documents in the preparation and filing a registration statement on Form S-4 (the "Registration Statement") to be filed with the SEC in connection with the transactions contemplated by the OD Documents. Seller shall respond to any comments of the SEC with respect to the Registration Statement or the Proxy Statement, shall use its commercially reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and shall cause the Proxy Statement to be mailed to its stockholders at the earliest practicable time. As promptly as practicable after the execution and delivery of this Agreement, Seller shall prepare and file any other filings required under the Exchange Act, the Securities Act or any other federal, foreign or state "blue sky" securities Laws relating to the transactions contemplated hereby (collectively, the "Other Filings"). Seller shall promptly notify Purchaser upon the receipt of any comments from the SEC or its staff, and of any request by the SEC or its staff or any other government officials for amendments or supplements to the Registration Statement, the Proxy Statement or any Other Filing, or for additional information, and shall supply the other with copies of all correspondence between such party or any of its representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Registration Statement, the Proxy Statement or any Other Filing. The Proxy Statement, the Registration Statement and the Other Filings shall comply in all material respects with all requirements of applicable Law and the rules and regulations promulgated thereunder. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Proxy Statement, the Registration Statement or any Other Filing, Seller

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

or Purchaser, as the case may be, shall promptly inform the other party of such occurrence and cooperate in filing with the SEC or its staff or any other government officials, and/or mailing to stockholders of Seller, such amendment or supplement.

     (b) Subject to Section 6.2(c) hereof, the Proxy Statement shall also include the recommendation of the Board of Directors of Seller in favor of the approval of this Agreement, the OD Documents and the transactions contemplated hereby and thereby.

     6.2  Meeting of Seller Stockholders.

     (a) Subject to the terms of Section 6.2(c) hereof, promptly after the date hereof and in consultation with Purchaser, Seller shall take all action necessary in accordance with Delaware Law and its Certificate of Incorporation and Bylaws to convene the Seller Stockholders' Meeting, to be held as promptly as practicable, for the purpose of voting upon this Agreement, the OD Documents and the transactions contemplated hereby and thereby. Subject to the terms of
Section 6.2(c) hereof, Seller shall solicit proxies from its stockholders in favor of the approval of this Agreement, the OD Documents and the transactions contemplated hereby and thereby, and shall take all other action necessary or advisable to secure the Required Stockholder Approval.

     (b) Subject to the terms of Section 6.2(c) hereof, (i) the Board of Directors of Seller shall recommend that Seller's stockholders vote in favor of and approve this Agreement, the OD Documents and the transactions contemplated hereby and thereby at the Seller Stockholders' Meeting, (ii) the Proxy Statement shall include a statement to the effect that the Board of Directors of Seller has recommended that Seller's stockholders vote in favor of and approve this Agreement, the OD Documents and the transactions contemplated hereby and thereby, and (iii) neither the Board of Directors of Seller nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify in a manner adverse to Purchaser, the recommendation of the Board of Directors of Seller that Seller's stockholders vote in favor of and approve this Agreement, the OD Documents and the transactions contemplated hereby and thereby.

     (c) Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, nothing in this Agreement shall prevent the Board of Directors of Seller from withdrawing, amending or modifying its recommendation in favor of this Agreement and the transactions contemplated hereby if (i) Seller receives a Seller Superior Offer (as defined below) and such Seller Superior Offer is not withdrawn, (ii) neither Seller nor any of its agents or representatives shall have violated any of the restrictions set forth in Section 6.5(a) hereof, and
(iii) the Board of Directors of Seller concludes in good faith, after consultation with its outside counsel, that, in light of such Seller Superior Offer, the withdrawal, amendment or modification of such recommendation is necessary in order for the Board of Directors of Seller to comply with its fiduciary obligations to the stockholders of Seller under applicable Law. For all purposes of and under this Agreement, the term "Seller Superior Offer" shall mean a bona fide written offer made by a third party to consummate any of the following transactions: (a) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Seller, pursuant to which the stockholders of Seller immediately preceding such transaction would hold less than fifty percent (50%) of the equity interest in the surviving or resulting entity of such transaction (or the ultimate parent entity thereof); (b) a sale or other disposition by Seller of assets (excluding inventory and used equipment sold in the ordinary course of business) representing all or substantially all of Seller's consolidated assets immediately prior to such sale, (c) a sale or other disposition by Seller of all or more than ninety-five percent (95%) of the assets to be held (directly or indirectly) by the Sold Subsidiaries

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after giving effect to the Split, or (d) the acquisition by any person or group
(including by way of a tender offer or an exchange offer or issuance by Seller), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of fifty percent (50%) of the voting power of the then outstanding shares of capital stock of Seller, in each case on terms that the Board of Directors of Seller determines, in its reasonable judgment (after consultation with its financial advisor and after taking into account all aspects of the proposal and the person making the proposal and any proposed changes to this Agreement that may be proposed by Purchaser in response to such Seller Superior Offer) to be more favorable to the stockholders of Seller, from a financial point of view, than, (i) in the case of a Seller Superior Offer of the type referred to in clauses (a), (b) or (d), this Agreement and the OD Documents and the transactions contemplated hereby and thereby and (ii) in the case of a Seller Superior Offer of the type referred to in clause (c), this Agreement and the transactions contemplated hereby; provided, however, that any such offer shall not be deemed to be a "Seller Superior Offer" if any financing required to consummate the transaction contemplated by such offer is not committed and is not likely in the judgment of Seller's Board of Directors to be obtained by such third party on a timely basis. Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, except for a mutual termination as provided for in Section 4.13 hereof, nothing in this Agreement shall prevent the Board of Directors of Seller from withdrawing, amending or modifying its recommendation in favor of the OD Documents, or terminating the OD Documents in accordance with its terms.

     6.3  Access to Information.

     (a) Seller shall afford Purchaser and its accountants, counsel and other representatives (including potential financing sources), reasonable access, during normal business hours, to the properties, books, records and personnel of Seller and its Subsidiaries at any time prior to the Closing in order to enable Purchaser obtain all information concerning the business, assets and properties, results of operations and personnel of Seller and its Subsidiaries as Purchaser may reasonably request. No information or knowledge obtained in the foregoing investigation by Purchaser pursuant to this Section 6.3 shall affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of Seller and Purchaser to consummate the transactions contemplated hereby.

     (b) Seller shall provide, and shall cause its Subsidiaries and its and their respective officers and employees to provide, all necessary cooperation in connection with the arrangement of the Financing and related matters, including, without limitation, the execution and delivery of any commitment letters, underwriting or placement agreements, pledge and security documents, other definitive financing documents, or other requested certificates or documents, including a certificate of the chief financial officer of Seller with respect to solvency matters, as may be requested by Purchaser, provided, however, that such letters, agreements or documents expressly provide that, from and after consummation of the transactions contemplated by this Agreement, Seller shall have no Liability thereunder and the other parties thereto shall look solely to Purchaser in respect of any obligations of Seller thereunder.

     6.4 Confidentiality. Seller and Purchaser acknowledge that they have previously entered into a Confidentiality Agreement (the "Confidentiality Agreement"), which shall continue in full force and effect in accordance with its terms.

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

     6.5  No Solicitation.

     (a) From and after the date of this Agreement until the earlier to occur of the Closing and termination of this Agreement pursuant to Section 10.1 hereof, Seller and its Subsidiaries shall not, and shall cause their respective officers, directors, affiliates or employees or any investment banker, attorney or other advisor or representative retained by any of them not to, directly or indirectly (i) solicit, initiate, encourage or induce the making, submission or announcement of any Seller Acquisition Proposal (as defined in Section 6.5(b) hereof), (ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Seller Acquisition Proposal, (iii) engage in discussions with any person with respect to any Seller Acquisition Proposal, except as to the existence of the terms of this Section 6.5, (iv) subject to the terms of Section 6.2(c) hereof, approve, endorse or recommend any Seller Acquisition Proposal, or (v) enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to any Seller Acquisition Transaction (as defined in Section 6.5(b) hereof); provided, however, that until the date on which this Agreement is approved by the requisite vote of the stockholders of Seller, the terms of this
Section 6.5(a) shall not prohibit Seller from furnishing information regarding Seller and its Subsidiaries to, entering into a confidentiality or non-disclosure agreement with, or entering into discussions with, any person or group in response to a Seller Superior Offer submitted by such person or group (and not withdrawn) if (a) Seller has not violated any of the restrictions set forth in this Section 6.5(a), (b) the Board of Directors of Seller concludes in good faith, after consultation with its outside legal counsel, that such action is reasonably necessary in order for the Board of Directors of Seller to comply with its fiduciary obligations to the stockholders of Seller under applicable Law, (c) Seller receives from such person or group an executed confidentiality or non-disclosure agreement containing customary limitations on the use and disclosure of all non-public written and oral information furnished to such person or group by or on behalf of Seller and containing terms no less favorable to the disclosing party than the terms of the Confidentiality Agreement (including with respect to any standstill arrangements, which may not be waived by Seller unless the standstill arrangements in the Confidentiality Agreement are waived), and (d) prior to furnishing any such non-public information to such person or group or entering into negotiations or discussions, Seller notifies Purchaser promptly of such inquiries, proposals or offers received by, any such information requested from, or any such discussions or negotiations sought to be initiated or continued with, any of its representatives indicating, in connection with such notice, the name of the person and the terms and conditions of any inquiries, proposals or offers, and furnishes such non-public information to Purchaser to the extent such information has not been previously furnished to Purchaser. Seller and its Subsidiaries shall (and shall cause their respective officers, directors, affiliates, employees, investment bankers, attorneys and representatives to) immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Seller Acquisition Proposal.

     (b) For all purposes of and under this Agreement, the term "Seller Acquisition Proposal" shall mean any offer or proposal relating to any Seller Acquisition Transaction. For all purposes of and under this Agreement, "Seller Acquisition Transaction" shall mean any transaction or series of related transactions, other than the transactions permitted to be effected under Section
5.2 hereof involving: (i) any acquisition or purchase from Seller by any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules

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and regulations promulgated thereunder) of more than fifteen percent (15%) in interest of the total outstanding voting securities of Seller, or any tender offer or exchange offer that if consummated would result in any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) beneficially owning more than fifteen percent (15%) of the total outstanding voting securities of Seller, or any merger, consolidation, business combination or similar transaction involving Seller pursuant to which the stockholders of Seller immediately preceding such transaction would hold less than eighty-five percent (85%) of the equity interests in the surviving or resulting entity of such transaction (or the ultimate parent entity thereof); (ii) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than fifteen percent (15%) of the fair market value of the consolidated assets and properties of Seller; (iii) a sale or other disposition by Seller of all or more than fifteen percent (15%) of the assets to be held by the Sold Subsidiaries after giving effect to the Split; and (iv) the acquisition by any person or group (including by way of a tender offer or exchange offer or issuance by Seller), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of fifteen percent (15%) of the voting power of the then outstanding shares of capital stock of Seller.

     6.6 Public Disclosure. Purchaser and Seller shall consult with each other and agree before issuing any press release or otherwise making any public statement with respect to this Agreement, and shall not issue any such press release or make any such public statement prior to such agreement, except as may be required by applicable Law or Seller's listing agreement with The New York Stock Exchange, Inc., in which case reasonable efforts to consult with the other party shall be made prior to such release or public statement.

     6.7 Legal Requirements. Purchaser and Seller shall take all reasonable actions necessary or desirable to comply promptly with all legal requirements which may be imposed on them with respect to the consummation of the transactions contemplated by this Agreement (including, without limitation, furnishing all information required in connection with approvals of or filings with any Governmental Authority, and prompt resolution of any litigation prompted hereby), and shall promptly cooperate with, and furnish information to, the other party hereto to the extent necessary in connection with any such requirements imposed upon any of them or their respective Subsidiaries in connection with the consummation of the transactions contemplated by this Agreement.

     6.8 Notification of Certain Matters. Purchaser shall give prompt notice to Seller, and Seller shall give prompt notice to Purchaser, of the occurrence, or failure to occur, of any event, which occurrence or failure to occur would be reasonably likely to cause (i) any representation or warranty contained in this Agreement to be untrue or inaccurate at the Closing, such that the conditions set forth in Section 9.2(a) or Section 9.3(a) hereof, as the case may be, would not be satisfied or fulfilled as a result thereof, or (ii) any material failure of Purchaser or Seller, as the case may be, or of any officer, director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement. Notwithstanding the foregoing, the delivery of any notice pursuant to this
Section 6.8 shall not limit or otherwise affect the rights and remedies available hereunder to the party receiving such notice.

     6.9 Commercially Reasonable Efforts and Further Assurances. Subject to the respective rights and obligations of Purchaser and Seller under this Agreement, each of Purchaser and Seller shall use its respective commercially reasonable efforts to effectuate

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

the transactions contemplated hereby, and to fulfill and cause to be fulfilled the conditions to Closing under this Agreement. Each of Purchaser and Seller, at the reasonable request of the other party hereto, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of the transactions contemplated hereby.

     6.10  Indemnification.

     (a) From and after the Closing, Purchaser and the Sold Subsidiaries shall fulfill and honor in all respects the obligations of Seller pursuant to any indemnification agreements (substantially in the form delivered to Purchaser prior to the date hereof) between Seller, the Sold Subsidiaries and their respective directors and officers in effect immediately prior to the Closing and the Split (the "Indemnified Parties") and any indemnification provisions under Seller's charter documents as in effect on the date hereof. The organizational documents of Purchaser shall contain provisions with respect to exculpation and indemnification that are at least as favorable to the Indemnified Parties as those contained in Seller's organizational documents as in effect on the date hereof, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Closing Date in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the Closing, were directors, officers, employees or agents of Seller or the Sold Subsidiaries, unless such modification is required by applicable Law.

     (b) In the event that Purchaser or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any person in a single transaction or a series of transactions, then, and in each such case, Purchaser shall make or cause to be made proper provision so that the successors and assigns of Purchaser assume the indemnification obligations of Purchaser and the Sold Subsidiaries under this Section 6.10 for the benefit of the Indemnified Parties.

     (c) The provisions of this Section 6.10 are (i) intended to be for the benefit of, and will be enforceable by, each of the Indemnified Parties, and
(ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

     (d) For a period of six (6) years following the Closing Date, Purchaser shall use its best efforts to maintain in effect the directors' and officers' liability insurance policies maintained by Seller; provided, however, that in no event shall Purchaser be required to expend in any one year in excess of one hundred and fifty percent (150%) of the annual premium currently paid by Seller for such coverage.

     6.11 Regulatory Filings; Reasonable Efforts. As soon as may be reasonably practicable following the execution and delivery of this Agreement, Seller and Purchaser each shall file with the FTC and DOJ Notification and Report Forms relating to the transactions contemplated hereby as required by the HSR Act, as well as comparable pre-merger notification forms required by the merger notification or control laws and regulations of any applicable jurisdiction, as agreed to by Seller and Purchaser. Seller and Purchaser each shall promptly (i) supply the other with any information which may be required in order to effectuate such filings, and (ii) supply any additional information which reasonably may be required by the FTC, the DOJ or the competition or merger

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control authorities of any other jurisdiction and which Seller and Purchaser may reasonably deem appropriate.

     6.12 Use of Names. Seller acknowledges that from and after the Closing, the name "Seagate" and all similar or related names, marks and logos (all of such names, marks and logos being referred to herein as the "Seller Names") shall be owned by the Sold Subsidiaries, that neither Seller nor any of its Affiliates shall have any rights in the Seller Names, and that neither Seller nor any of its Affiliates will be entitled to contest the ownership or validity or any rights of Purchaser, the Sold Subsidiaries or any of their respective Subsidiaries in or to the Seller Names.

     6.13 Debt Offer. Subject to the terms and conditions of this Agreement, Seller shall commence an irrevocable tender offer (the "Debt Offer") to purchase all of the principal amount of the Debentures. The obligations of Seller (i) to commence the Debt Offer and (ii) to accept for payment, and pay for, any securities tendered pursuant to the Debt Offer, shall be subject to customary conditions and be conditioned upon closing of the transactions contemplated hereby and the OD Documents (any of which may be waived by Seller in its sole discretion). If fewer than one hundred percent (100%) of the Debentures are purchased pursuant to the Debt Offer, then at the Closing Purchaser shall (i) in accordance with the terms and provisions of Section 8.01 and Section 9.01 of the Indenture, assume the Debentures and enter into a Supplemental Indenture in accordance with such Section 8.01 and Section 9.01, (ii) give an irrevocable notice of redemption pursuant to Section 11.01 of the Indenture to the Trustee thereunder and each holder of a Debenture thereunder, specifying a "Redemption Date" thirty one (31) days after the Closing and other matters specified in
Section 11.08 of the Indenture, and (iii) deposit the principal amount of the "Redemption Price" with the Trustee under the Indenture.

     6.14 Commitment Letters; Rolled Options. Purchaser shall promptly forward Seller's counsel a copy of all credit documentation prepared pursuant to the Commitment Letters. In the event that one or more of the lenders under the Commitment Letters withdraws its Commitment Letter (or commitment thereunder) or invokes a condition that would prevent the Closing from occurring, Purchaser shall promptly notify Seller thereof. In the event that Purchaser invokes the condition set forth in Section 9.3(c) hereof, or one or more lenders withdraws its commitment, Purchaser shall use all commercially reasonable efforts to enter into contracts with one or more substitute lenders designated by Purchaser and reasonably acceptable to Seller ("Substitute Lenders"), provided, however, that Purchaser shall be required to enter into such contracts with one or more Substitute Lenders only if the economic terms and other conditions offered by such Substitute Lenders are no less favorable than those set forth in the Commitment Letters. From and after the date hereof until the Closing, Purchaser shall not amend, modify or supplement, or permit the amendment, modification or supplementation of, the Roll Agreement without Seller's prior written consent.

     6.15 Transaction Expenses. No later than fifteen (15) calendar days prior to the Closing Seller shall deliver to Purchaser final invoices from Seller's investment bankers (including their counsel, if any), attorneys, accountants and other advisors with respect to the transactions contemplated hereby, together with a statement from each such person to the effect that (i) the amounts shown due and owing therein constitute a "final" bill, and (ii) after payment in full of the amounts indicated therein, each such person will not look to Purchaser, Seller or any of their Affiliates or any party to the OD Documents for the payment of further amounts with respect to the transactions contemplated hereby or the OD Documents.

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     6.16  Non-Assignable Assets. Nothing in this Agreement shall be construed as an attempt or agreement to assign any asset, contract, lease, permit, license or other right which would otherwise be included in the assets transferred pursuant to the Split, but which is by its terms non-assignable without the consent of the other party or parties thereto, unless such consent shall have been given (the "Non-Assignable Assets"). Seller agrees to use commercially reasonably efforts before the Closing to obtain such consent or consents. Following the Closing and until such time as the Non-Assignable Assets may be properly assigned to Purchaser, such Non-Assignable Assets shall be held in trust for the benefit of Purchaser, the covenants and obligations thereunder shall be performed by Purchaser, and all benefits and obligations existing thereunder shall be for the account of Purchaser. Following the Closing, Seller authorizes Purchaser, to the extent permitted by applicable Law and the terms of the Non-Assignable Assets, to perform all of the obligations and receive all of the benefits under the Non-Assignable Assets, and appoints Purchaser as its attorney-in-fact to act in its name and on its behalf (and on behalf of its Affiliates) with respect thereto.

                                  ARTICLE VII

                                EMPLOYEE MATTERS

     7.1 Employee Liabilities. Seller and its Subsidiaries shall take all corporate actions necessary to provide for the transfer of all assets relating to the Assumed Plans (as defined below) to the Purchaser as of, or as soon as practicable following, the Closing. From and after the date of the transfer of such assets, Purchaser shall assume sole sponsorship of all Seller Plans (other than any stock incentive plan, including, without limitation, the 1983 Incentive Stock Option Plan, the Employee Stock Purchase Plan, the Executive Stock Plan, the Conner Peripherals, Inc. 1986 Incentive Stock Plan, the 1991 Incentive Stock Option Plan, the Amended and Restated Directors' Option Plan, the Amended and Restated Archive Corporation Stock Option and Restricted Stock Purchase
Plan -- 1981, the Amended and Restated Archive Corporation Incentive Stock Option Plan -- 1981, the Conner Peripherals, Inc. -- Arcada Holdings, Inc. Stock Option Plan, 1998 Non-Statutory Stock Option Plan, 1999 Stock Option Plan, Arcada Holdings Inc. 1994 Stock Option Plan, Xiotech Corporation Amended and Restated 1996 Stock Option Plan) (such assumed Seller Plans, the "Assumed Plans") (provided, however, that the Assumed Plans shall include the [Suez] Software Information Management Group, Inc. 1999 Stock Option Plan and any outstanding options to acquire Seller Common Stock which are converted into options to acquire Purchaser shares pursuant to the Roll Agreement), and shall assume and be responsible for all Liabilities whatsoever to Seller Employees, including, without limitation, claims incurred under any Assumed Plan (including, without limitation, any statutory worker's compensation claims), other than Liabilities under any Seller Plan which is not an Assumed Plan (each, a "Non-Assumed Plan").

     7.2  Employee Benefit Plans.

     (a) From and after the Closing, (i) Purchaser shall offer all Seller Employees employment with a Sold Subsidiary following the Closing ("Transferred Employees"), initially on the same terms and conditions of employment that such Transferred Employee had immediately prior to the Closing (including salary, title and location), and all Transferred Employees shall be entitled to, service credit under all employee benefit plans of Purchaser, the Sold Subsidiaries or any of their respective Subsidiaries equal to credited service time for Seller Employees under all Assumed Plans prior to the Closing, (ii) any service of a Transferred Employee prior to the Closing Date which was recognized under

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any medical plan of Seller for purposes of medical or dental coverage shall be recognized by the corresponding employee benefit plans of Purchaser, the Sold Subsidiaries and their respective Subsidiaries, and (iii) any service of a Transferred Employee prior to the Closing Date which was recognized under Seller's vacation policy shall be recognized under the vacation policy of Purchaser, the Sold Subsidiaries and their respective Subsidiaries.

     (b) Purchaser agrees that all Transferred Employees who continue employment with Purchaser or any affiliate of Purchaser after the Closing ("Continuing Employees") shall be eligible to continue to participate in all Assumed Plans, provided that (i) nothing in this Section 7.2 shall limit the right of Purchaser to amend or terminate any such Assumed Plan, and (ii) if Purchaser terminates any such Assumed Plan, then the Continuing Employees shall immediately be eligible to participate in the corresponding Purchaser employee benefit plan or arrangement on substantially the same terms and conditions as similarly situated employees of Purchaser and its affiliates. If a Continuing Employee ceases to be covered by an Assumed Plan providing health or welfare benefits prior to the end of the plan year, and subsequently becomes covered by any Purchaser employee health or welfare benefit plan or arrangement, then (A) the Continuing Employee shall be given full credit under Purchaser's plan or arrangement for any co-pays, deductibles and out-of-pocket maximums incurred by him or her for such plan year, and (B) Purchaser's plan or arrangement shall waive any preexisting condition limitation or restriction otherwise applicable to the Continuing Employee.

     7.3 WARN Act. Purchaser shall assume and be responsible for any Liabilities arising under the Worker Adjustment and Retraining Notification Act in connection with the termination of any Seller Employee on or after the Closing Date.

                                  ARTICLE VIII

                                  TAX MATTERS

     8.1 Conveyance Taxes. Purchaser shall pay all real property transfer or gains, sales, use, transfer, value added, stock transfer, and stamp taxes, any transfer, recording, registration, and other fees, and any similar Taxes which become payable in connection with the transactions contemplated by this Agreement, and shall file such applications and documents as shall permit any such Tax to be assessed and paid on or prior to the Closing Date in accordance with any available pre-sale filing procedure. Purchaser shall execute and deliver all instruments and certificates necessary to enable Seller to comply with this Section 8.1.

     8.2  Section 338(h)(10) Election.

     (a) At the request of Purchaser, Seller will join with Purchaser in making an election under Section 338(h)(10) of the Code and Treasury Regulation Section 1.338(h)(10)-1(d) (and, if permissible, any corresponding elections under any applicable state and local income tax laws) (collectively, the "Section 338(h)(10) Elections") with respect to the purchase and sale of Shares of any of the Sold Subsidiaries which is a United States person within the meaning of
Section 7701(a)(30) of the Code (collectively, the "U.S. Sold Subsidiaries") hereunder.

     (b) To the extent possible, Purchaser, Seller and the U.S. Sold
Subsidiaries shall execute on or prior to the Closing any and all forms necessary to effectuate the Section 338(h)(10) Elections (including, without limitation, Internal Revenue Service Form 8023 and any similar forms under the applicable state and local income tax laws
                                      33-A
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(the "Section 338 Forms")). In the event, however, any Section 338 Forms are not executed at the Closing, Purchaser and Seller shall prepare and complete each such Section 338 Form no later than 15 days prior to the date such Section 338 Form is required to be filed. Purchaser and Seller shall each cause the Section 338 Forms to be duly executed by an authorized person for Purchaser and Seller in each case, and shall duly and timely file the Section 338 Forms in accordance with applicable tax Laws and the terms of this Agreement.

     (c) As soon as practicable after the Closing Date, Purchaser shall (i) allocate the Purchase Price among the Sold Subsidiaries (the "Stock Allocation"), and (ii) determine the allocation of that portion of the Stock Allocation attributable to any of the U.S. Sold Subsidiaries resulting from the
Section 338(h)(10) Elections (as required pursuant to Section 338(h)(10) of the Code and the regulations promulgated thereunder) among the assets of such U.S. Sold Subsidiaries (the "Section 338 Allocation") after considering in good faith Seller's comments thereto. Purchaser, Seller and the U.S. Sold Subsidiaries shall be bound by and shall file all Tax Returns (including amended Tax Returns and amended Section 338 Forms, as necessary) consistently with the Section 338 Allocation.

     8.3 Tax Matters Schedule. Prior to the Closing Date, Seller shall promptly take all actions set forth in Schedule V hereto with respect to the transactions described herein.

                                   ARTICLE IX

                             CONDITIONS TO CLOSING

     9.1 Conditions to Obligations of Each Party to Effect the Closing. The respective obligations of each party to this Agreement to effect the Closing shall be subject to the satisfaction or fulfillment, at or prior to the Closing Date, of each of the following conditions:

          (a) Stockholder Approval. The Required Stockholder Approval shall have been obtained.

          (b) Registration Statement Effective; Proxy Statement. The SEC shall have declared the Registration Statement effective. No stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of the Proxy Statement, shall have been initiated or threatened in writing by the SEC.

          (c) No Order; HSR Act. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the transactions contemplated hereby illegal or otherwise prohibiting consummation of the transactions contemplated hereby. All requirements, if any, under the HSR Act or equivalent foreign statute, rule, regulation or order relating to the transactions contemplated hereby shall have been satisfied.

          (d) Other Transaction. All of the conditions set forth in Article VI of the VERITAS Merger Agreement (other than Section 6.1(f) thereof and the filing of the Merger Certificate thereunder) shall have been satisfied or waived. Purchaser shall have received a certificate with respect to the foregoing, signed on behalf of Seller by the President and the Chief Financial Officer of Seller.

                                      34-A

     9.2 Additional Conditions to Obligations of Seller. The obligation of Seller to consummate and effect the transactions contemplated by this Agreement shall be subject to the satisfaction or fulfillment, at or prior to the Closing Date, of each of the following conditions, any of which may be waived, in writing, exclusively by Seller:

          (a) Representations and Warranties. The representations and warranties of Purchaser contained in this Agreement shall have been true and correct in all material respects as of the date of this Agreement, except where the failure to be so true and correct would not, in the aggregate, reasonably be expected to have a material adverse effect on Purchaser. In addition, the representations and warranties of Purchaser contained in this Agreement shall be true and correct in all material respects on and as of the Closing Date (except for changes contemplated by this Agreement and except for those representations and warranties which address matters only as of a particular date, which shall have been true and correct only as of such particular date), with the same force and effect as if made on and as of the Closing Date, except in such cases where the failure to be so true and correct would not, in the aggregate, reasonably be expected to have a material adverse effect on Purchaser. Seller shall have received a certificate with respect to the foregoing, signed on behalf of Purchaser by the Chief Executive Officer and the Chief Financial Officer of Purchaser.

          (b) Agreements and Covenants. Purchaser shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date, and Seller shall have received a certificate to such effect, signed on behalf of Purchaser by the Chief Executive Officer or the Chief Financial Officer of Purchaser.

          (c) OD Documents. The OD Documents shall be in full force and effect, enforceable in accordance with their terms, and Seller shall not have received any notice from the other party or parties to such OD Documents of its or their intention to terminate the OD Documents.

     9.3 Additional Conditions to the Obligations of Purchaser. The obligations of Purchaser to consummate and effect the transactions contemplated hereby shall be subject to the satisfaction or fulfillment, at or prior to the Closing Date, of each of the following conditions, any of which may be waived, in writing, exclusively by Purchaser:

          (a) Representations and Warranties. The representations and warranties of Seller contained in this Agreement shall have been true and correct in all material respects as of the date of this Agreement, except, in the case of all such representations and warranties other than those set forth in Sections 3.3, 3.4, 3.15, 3.22, 3.23, 3.24 and 3.26 hereof, where the failure to be so true and correct would not, in the aggregate, reasonably be expected to have a Material Adverse Effect. In addition, the representations and warranties of Seller contained in this Agreement shall be true and correct in all material respects on and as of the Closing Date (except for changes contemplated by this Agreement and except for those representations and warranties which address matters only as of a particular date, which shall remain true and correct as of such particular date), with the same force and effect as if made on and as of the Closing Date, except, in the case of all such representations and warranties other than those set forth in Sections 3.3, 3.4, 3.15, 3.22, 3.23, 3.24 and 3.26 hereof, where the failure to be so true and correct would not, in the aggregate, reasonably be expected to have a Material Adverse Effect. Purchaser

                                      35-A
     shall have received a certificate with respect to the foregoing, signed on behalf of Seller by the President or the Chief Financial Officer of Seller.

          (b) Agreements and Covenants. Seller shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date, and Purchaser shall have received a certificate to such effect, signed on behalf of Seller by the President and the Chief Financial Officer of Seller.

          (c) Financing. Purchaser shall have received the proceeds of the Financing contemplated by the Commitment Letters.

          (d) Sold Subsidiaries Cash Amount. The Sold Subsidiaries shall have available, free and clear of any and all Liens, an amount of Cash at least equal to the Required Cash.

                                   ARTICLE X

                       TERMINATION, AMENDMENT AND WAIVER

     10.1 Termination. This Agreement may be terminated at any time prior to the Closing Date, whether before or after approval of the transactions contemplated hereby by the stockholders of Seller:

          (a) by mutual written consent, duly authorized by the Boards of Directors of Purchaser and Seller;

          (b) by either Seller or Purchaser, if the transactions contemplated hereby shall not have been consummated by December 31, 2000; provided, however, that the right to terminate this Agreement pursuant to this
     Section 10.1(b) shall not be available to any party hereto whose failure to fulfill any obligation under this Agreement (including, without limitation, such party's obligations under in Section 6.5 hereof) has been a principal cause of, or resulted in, the failure of the transactions contemplated hereby to occur on or before such date;

          (c) by either Seller or Purchaser, if a Governmental Authority shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the transactions contemplated hereby or by the OD Documents, which order, decree or ruling is final and nonappealable;

          (d) by either Seller or Purchaser, if the Required Stockholder Approval shall not have been obtained by reason of the failure to obtain the Required Stockholder Approval upon a vote taken at a meeting of stockholders duly convened therefor or at any adjournment or postponement thereof; provided, however, that the right to terminate this Agreement pursuant to this Section 10.1(d) shall not be available to Seller where the failure to obtain the Required Stockholder Approval shall have been caused by the action or failure to act in a manner which constitutes a material breach of this Agreement;

          (e) by Seller, upon a breach of any representation, warranty, covenant or agreement on the part of Purchaser contained in this Agreement, or if any representation or warranty of Purchaser shall have become untrue, in either case such that the conditions set forth in Section 9.2(a) or Section 9.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall

                                      36-A
     have become untrue, provided, however, that if such inaccuracy in Purchaser's representations and warranties or breach by Purchaser is curable, then Seller may not terminate this Agreement pursuant to this
     Section 10.1(e) for thirty-five (35) calendar days after delivery of written notice from Seller to Purchaser of such breach, provided that Purchaser continues to exercise commercially reasonable efforts to cure such breach (it being understood that Seller may not terminate this Agreement pursuant to this Section 10.1(e) if such breach by Purchaser is cured during such thirty-five (35)-day period);

          (f) by Purchaser, upon a breach of any representation, warranty, covenant or agreement on the part of Seller set forth in this Agreement, or if any representation or warranty of Seller shall have become untrue, in either case such that the conditions set forth in Section 9.3(a) or Section 9.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, however, that if such inaccuracy in Seller's representations and warranties or breach by Seller is curable, then Purchaser may not terminate this Agreement pursuant to this Section 10.1(f) for thirty-five (35) calendar days after delivery of written notice from Purchaser to Seller of such breach, provided that Seller continues to exercise commercially reasonable efforts to cure such breach (it being understood that Purchaser may not terminate this Agreement pursuant to this Section 10.1(f) if such breach by Seller is cured during such thirty-five (35)-day period);

          (g) by Seller, if (i) prior to obtaining the Required Stockholder Approval, Seller receives a Seller Superior Offer, the Board of Directors of Seller concludes in good faith, after consultation with its outside counsel, that in light of such Seller Superior Offer, the termination of this Agreement in order to accept such Seller Superior Offer is necessary in order for the Board of Directors of Seller to comply with its fiduciary obligations to the stockholders of Seller under applicable Law, and (ii) Seller has complied with all of its obligations under Section 6.5 hereof, and (iii) prior to the termination of this Agreement pursuant to this
     Section 10.1(g), Seller pays Purchaser the Seller Termination Fee pursuant to Section 10.3(b)(ii) hereof; provided, however, that such termination may take place only after two (2) business days following Purchaser's receipt of written notice advising Purchaser that the Board of Directors of the Seller has received a Seller Superior Offer specifying the material terms and conditions of such Seller Superior Offer (and including a copy thereof with all accompanying documentation, if in writing), identifying the person making such Seller Superior Offer and stating that it intends to make the determination set forth in clause (i) of this Section 10.1(g). After providing such notice, Seller shall provide an opportunity to Purchaser to make such adjustments in the terms and conditions of this Agreement as would enable Seller to proceed with its recommendation to its stockholders without making the determination set forth in clause (i) of this Section 10.1(g); provided, further, however, that any such adjustment shall be at the discretion of Purchaser at the time; or

          (h) by Purchaser, if a Seller Triggering Event (as defined below) shall have occurred. For the purposes of this Agreement, a "Seller Triggering Event" shall be deemed to have occurred if (i) the Board of Directors of Seller or any committee thereof shall for any reason have withdrawn or shall have amended or modified in a manner adverse to Purchaser its recommendation in favor of the approval of this Agreement or the OD Documents and the transactions contemplated hereby or thereby, (ii) Purchaser shall have failed to include in the Proxy Statement the

                                      37-A
     recommendation of the Board of Directors of Seller in favor of the approval of this Agreement or the OD Documents and the transactions contemplated hereby or thereby, or shall have taken any action or made any statement inconsistent with such recommendation, or (iii) a tender or exchange offer for in excess of the fifteen percent (15%) of the equity securities of Seller shall have been commenced by a person unaffiliated with Purchaser, and Seller shall not have sent to its securityholders pursuant to Rule 14e-2 promulgated under the Securities Act, within ten (10) business days after such tender or exchange offer is first published sent or given, a statement disclosing that Seller recommends rejection of such tender or exchange offer.

     10.2 Notice of Termination; Effect of Termination. Any termination of this Agreement pursuant to Section 10.1 hereof shall be effective immediately upon the delivery of written notice of the terminating party to the other party hereto. In the event of the termination of this Agreement pursuant to Section
10.1 hereof, this Agreement shall be of no further force or effect, except (i) as set forth in this Section 10.2, Section 10.3 hereof and Article XII hereof, each of which shall survive the termination of this Agreement without limitation, and (ii) nothing herein shall relieve any party from Liability for any breach of this Agreement.

     10.3  Fees and Expenses.

     (a) General. Except as set forth in this Section 10.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the transactions contemplated by this Agreement are consummated.

     (b) Seller Payments.

          (i) Seller shall pay to Purchaser or its Designees in immediately available funds, within one (1) business day after demand by Purchaser, an amount equal to $80,000,000 (the "Seller Termination Fee") if this Agreement is terminated by Purchaser pursuant to Section 10.1(h) hereof.

          (ii) Seller shall pay to Purchaser or its Designees in immediately available funds, prior to the termination of this Agreement, an amount equal to the Seller Termination Fee if this Agreement is terminated by Seller pursuant to Section 10.1(g) hereof.

          (iii) Seller shall pay to Purchaser or its Designees in immediately available funds, within one (1) business day after the date Seller directly or indirectly enters into an agreement with any third party with respect to a Seller Acquisition Transaction or a Seller Acquisition Transaction is consummated, an amount equal to the Seller Termination Fee if (A) this Agreement is terminated by either party pursuant to Section 10.1(d) hereof,
     (B) at any time after the date of this Agreement and at or before the Seller Stockholders' Meeting a Seller Acquisition Proposal shall have been publicly announced or otherwise communicated to Seller and not withdrawn, and (C) within twelve (12) months of the termination of this Agreement, Seller directly or indirectly enters into an agreement with any third party with respect to a Business Combination Transaction (as defined in Section 10.3(b)(vi) hereof) or a Business Combination Transaction is consummated.

          (iv) Seller shall pay to Purchaser or its Designees in immediately available funds, within one (1) business day after the first to occur of the events set forth in clause (D) below, an amount equal to the Seller Termination Fee if (A) this

                                      38-A

     Agreement is terminated by either party pursuant to Section 10.1(b) hereof,
     (B) at any time after the date of this Agreement and at or before the Termination Date a Seller Acquisition Proposal shall have been publicly announced or otherwise communicated to Seller and not publicly withdrawn,
     (C) following the public announcement or communication of such Seller Acquisition Proposal and prior to any such termination, Seller shall have intentionally breached (and not cured after notice thereof) any of its covenants or agreements set forth in this Agreement in any material respect, which breach shall have contributed to the failure of the Closing to occur on or before the Termination Date, and (D) within twelve (12) months of the termination of this Agreement, Seller directly or indirectly enters into an agreement with any third party with respect to a Business Combination Transaction or a Business Combination Transaction is consummated.

          (v) Seller acknowledges that the agreements contained in this Section 10.3(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Purchaser would not enter into this Agreement.

          (vi) "Business Combination Transaction" shall mean any transaction or series of related transactions involving: (i) any acquisition or purchase from Seller by any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) of more than fifty percent (50%) in interest of the total outstanding voting securities of Seller, or any tender offer or exchange offer that if consummated would result in any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) beneficially owning more than fifty percent (50%) of the total outstanding voting securities of Seller, or any merger, consolidation, business combination or similar transaction involving Seller pursuant to which the stockholders of Seller immediately preceding such transaction would hold less than fifty percent (50%) of the equity interests in the surviving or resulting entity of such transaction (or the ultimate parent entity thereof); (ii) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than fifty percent (50%) of the fair market value of the consolidated assets and properties of Seller; (iii) a sale or other disposition by Seller of all or more than fifty percent (50%) of the assets that would have been held by the Sold Subsidiaries if the Split had taken place; and (iv) the acquisition by any person or group (including by way of a tender offer or an exchange offer or issuance by Seller), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of fifty percent (50%) of the voting power of the then outstanding shares of capital stock of Seller.

     10.4 Amendment. Subject to applicable Law, this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of the parties hereto.

     10.5 Extension; Waiver. At any time prior to the Closing Date any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other party hereto,
(ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an

                                      39-A
instrument in writing signed on behalf of such party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right.

                                   ARTICLE XI

                                INDEMNIFICATION

     11.1 Survival. The representations and warranties of Seller contained in this Agreement, and any representation or warranty, statement or other information contained in any Exhibit to this Agreement, the Seller Disclosure Schedule, the TA Statement and any certificate, instrument or other report or document delivered by Seller pursuant to this Agreement or in connection with the transactions contemplated hereby (collectively, the "Acquisition Documents"), shall not survive the Closing. Neither the period of non-survival nor the Liability of Seller with respect to Seller's representations or warranties, statements or other information contained in any of the Acquisition Documents shall be increased by any investigation made at any time by or on behalf of Purchaser, either before or after the Closing.

     11.2 Indemnification. Purchaser shall indemnify and hold harmless Seller and each other party to the Indemnification Agreement against all losses and claims to the extent provided in the Indemnification Agreement.

                                  ARTICLE XII

                               GENERAL PROVISIONS

     12.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or sent via facsimile (receipt confirmed) to the parties at the following addresses or facsimile numbers (or at such other address or facsimile numbers for a party as shall be specified by like notice):

        (a) if to Purchaser (or the Sold Subsidiaries following the Closing), to:

            Suez Acquisition Company (Cayman) Limited
            c/o Silver Lake Partners, L.P.
            2725 Sand Hill Road
            Building C, Suite 950
            Menlo Park, California 94025
            Attention: Dave Roux
            Facsimile: 650-233-8125
            Telephone: 650-233-8121

            with a copy to:

            Simpson Thacher & Bartlett
            425 Lexington Avenue
            New York, New York 10017-3954
            Attention: William E. Curbow, Esq.
            Facsimile: 212-455-2502
            Telephone: 212-455-2000

                                      40-A
            and to:

            TPG Partners III, L.P.
            201 Main Street, Suite 2420
            Fort Worth, Texas 76102
            Attention: Richard A. Ekleberry, Esq.
            Facsimile: 817-871-4010
            Telephone: 817-871-4000

            with a copy to:

            Cleary, Gottlieb, Steen & Hamilton
            One Liberty Plaza
            New York, New York 10006
            Attention: Paul J. Shim, Esq.
            Facsimile: 212-225-3999
            Telephone: 212-225-2000

            and to:

            VERITAS Software Corporation
            1600 Plymouth Street
            Mountain View, California 94043
            Attention: General Counsel
            Facsimile: 650-526-2581
            Telephone: 650-335-8000

            with a copy to:

            Willkie Farr & Gallagher
            787 Seventh Avenue
            New York, New York 10019
            Attention: Michael A. Schwartz
            Facsimile: 212-728-8111
            Telephone: 212-728-8000

        (b) if to Seller, SSHI (or the Sold Subsidiaries prior to the Closing), to:

            Seagate Technology, Inc.
            920 Disc Drive
            P.O. Box 66360
            Scotts Valley, California 95067
            Attention: General Counsel
            Facsimile: 831-438-6675
            Telephone: 831-439-5370

            with a copy to:

            Wilson Sonsini Goodrich & Rosati
            Professional Corporation
            650 Page Mill Road
            Palo Alto, California 94304-1050
            Attention: Larry W. Sonsini, Esq.
            Facsimile: 650-493-6811
            Telephone: 650-493-9300

                                      41-A
            and to:

            Wilson Sonsini Goodrich & Rosati
            Professional Corporation
            One Market Street
            Spear Tower, Suite 3300
            San Francisco, California 94105
            Attention: Michael J. Kennedy, Esq.
            Facsimile: 415-947-2099
            Telephone: 415-947-2000

     12.2 Interpretation. When a reference is made in this Agreement to Schedules or Exhibits, such reference shall be to a Schedule or Exhibit to this Agreement unless otherwise indicated. The words "include," "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation." The table of contents and headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement or any term or provision hereof. When reference is made herein to "the business of" an entity, such reference shall be deemed to include the business of all direct and indirect Subsidiaries of such entity.

     12.3 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when each counterpart has been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

     12.4 Entire Agreement. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including, without limitation, the Seller Disclosure Schedule and the Purchaser Disclosure Schedule, (i) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall continue in full force and effect until the Closing and shall survive any termination of this Agreement; and (ii) are not intended to confer upon any other person any rights or remedies hereunder, except as set forth herein.

     12.5 Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

     12.6 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and

                                      42-A
to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

     12.7 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflicts of law principles.

     12.8 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

     12.9 Assignment. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder, in whole or in part, by operation of law or otherwise, without the prior written approval of the other party hereto; provided, however, that Purchaser shall have the right to assign any or all of its rights to acquire the Shares is one or more designee (each, a "Designee"); and provided, further, however, that no such assignment shall release Purchaser from any of its Liabilities or obligations under this Agreement. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

     12.10 WAIVER OF JURY TRIAL. EACH OF SELLER AND PURCHASER HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF SELLER OR PURCHASER IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

     12.11 No Third Party Rights. Except as expressly set forth herein and as provided in Section 6.10 hereof, this Agreement does not create any rights, claims or benefits incurring to any person that is not a party hereto nor create or establish any third party claim.

     12.12 Attorneys' Fees. Should suit be brought to enforce or interpret any party of this Agreement, the prevailing party will be entitled to recover, as an element of the costs of suit and not as damages, reasonably attorneys' fees to be fixed by the court, including, without limitation, costs, expenses and fees on any appeal. The prevailing party will be entitled to recover its costs of suit, regardless of whether such suit proceeds to final judgment.

                  [Remainder of Page Intentionally Left Blank]
                                      43-A

     IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed by their duly authorized respective officers, as of the date first above written.

                                          SUEZ ACQUISITION COMPANY
                                          (CAYMAN) LIMITED

                                          By:
                                          --------------------------------------
                                          Name:
                                          Title:

                                          SEAGATE TECHNOLOGY, INC.

                                          By:
                                          --------------------------------------
                                          Name:
                                          Title:

                                          SEAGATE SOFTWARE HOLDINGS, INC.

                                          By:
                                          --------------------------------------
                                          Name:
                                          Title:

                   SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT
                                      44-A

                                    ANNEX B

                                                                  EXECUTION COPY

                AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

                                  BY AND AMONG

                          VERITAS SOFTWARE CORPORATION
                            VICTORY MERGER SUB, INC.
                                      AND

                            SEAGATE TECHNOLOGY, INC.
                           DATED AS OF MARCH 29, 2000

                               TABLE OF CONTENTS

                                                                      PAGE
                                                                      ----
AGREEMENT AND PLAN OF MERGER AND REORGANIZATION.....................   1-B

ARTICLE I  THE MERGER...............................................   1-B
  1.1   The Merger..................................................   1-B
  1.2   Effective Time; Closing.....................................   1-B
  1.3   Effect of the Merger........................................   2-B
  1.4   Certificate of Incorporation and Bylaws of Surviving
        Corporation.................................................   2-B
  1.5   Effect on Capital Stock.....................................   2-B
  1.6   Surrender of Certificates...................................   4-B
  1.7   No Further Ownership Rights in Seagate Common Stock.........   6-B
  1.8   Lost, Stolen or Destroyed Certificates......................   6-B
  1.9   Tax Consequences............................................   6-B
  1.10  Taking of Necessary Action; Further Action..................   7-B
  1.11  Definitions.................................................   7-B
  1.12  Dissenting Shares...........................................  10-B

ARTICLE II  REPRESENTATIONS AND WARRANTIES OF SEAGATE...............  11-B
  2.1   Organization; Good Standing.................................  11-B
  2.2   Charter Documents...........................................  11-B
  2.3   Capital Structure...........................................  11-B
  2.4   Authority...................................................  12-B
  2.5   Conflicts...................................................  13-B
  2.6   Consents....................................................  13-B
  2.7   SEC Filings; Financial Statements...........................  13-B
  2.8   Liabilities.................................................  14-B
  2.9   Absence of Material Adverse Effect on Seagate...............  14-B
  2.10  Compliance..................................................  14-B
  2.11  Permits.....................................................  15-B
  2.12  Litigation..................................................  15-B
  2.13  Brokers' and Finders' Fees..................................  15-B
  2.14  Absence of Liens and Encumbrances...........................  15-B
  2.15  Statements; Registration Statement; Proxy
        Statement/Prospectus........................................  15-B
  2.16  Board Approval..............................................  16-B
  2.17  State Takeover Statutes.....................................  16-B
  2.18  Fairness Opinion............................................  16-B
  2.19  Veritas Common Stock........................................  16-B
  2.20  Intercompany Transactions...................................  16-B
  2.21  Taxes.......................................................  16-B
  2.22  Code Section 897 Company....................................  16-B

ARTICLE III  REPRESENTATIONS AND WARRANTIES OF VERITAS AND MERGER
  SUB...............................................................  17-B
  3.1   Organization; Good Standing.................................  17-B
  3.2   Charter Documents...........................................  17-B
  3.3   Capital Structure...........................................  17-B
  3.4   Authority...................................................  17-B
  3.5   Conflicts...................................................  18-B

                                                                      PAGE
                                                                      ----
  3.6   Consents....................................................  18-B
  3.7   SEC Filings; Veritas Financial Statements...................  18-B
  3.8   Absence of Certain Changes or Events........................  19-B
  3.9   Litigation..................................................  19-B
  3.10  Brokers' and Finders' Fees..................................  19-B
  3.11  Statements; Registration Statement; Proxy
        Statement/Prospectus........................................  19-B
  3.12  Board Approval..............................................  20-B
  3.13  Fairness Opinion............................................  20-B
  3.14  Merger Sub Operations.......................................  20-B

ARTICLE IV  CONDUCT OF BUSINESS AND OTHER TRANSACTIONS..............  20-B
  4.1   Conduct of Business.........................................  20-B
  4.2   No Amendment to OD Documents................................  20-B
  4.3   Waivers and Releases........................................  20-B

ARTICLE V  ADDITIONAL AGREEMENTS....................................  21-B
  5.1   Proxy Statement/Prospectus; Registration Statement; Other
        Filings.....................................................  21-B
  5.2   Stockholder Meetings........................................  22-B
  5.3   Confidentiality.............................................  23-B
  5.4   No Solicitation.............................................  23-B
  5.5   Public Disclosure...........................................  25-B
  5.6   Legal Requirements..........................................  25-B
  5.7   Notification of Certain Matters.............................  25-B
  5.8   Commercially Reasonable Efforts and Further Assurances......  25-B
  5.9   Indemnification.............................................  26-B
  5.10  Tax-Free Reorganization.....................................  26-B
  5.11  Nasdaq Listing..............................................  27-B
  5.12  Seagate Affiliate Agreement.................................  27-B
  5.13  Regulatory Filings; Reasonable Efforts......................  27-B
  5.14  Access to Information.......................................  27-B
  5.15  TRA Matters.................................................  27-B

ARTICLE VI  CONDITIONS TO THE MERGER................................  29-B
  6.1   Conditions to Obligations of Each Party to Effect the
        Merger......................................................  29-B
  6.2   Additional Conditions to Obligations of Seagate.............  30-B
  6.3   Additional Conditions to the Obligations of Veritas and
        Merger Sub..................................................  30-B

ARTICLE VII  TERMINATION, FEES AND EXPENSES; AMENDMENT AND WAIVER...
                                                                      31-B
  7.1   Termination.................................................  31-B
  7.2   Notice of Termination; Effect of Termination................  33-B
  7.3   Fees and Expenses...........................................  34-B
  7.4   Amendment...................................................  35-B
  7.5   Extension; Waiver...........................................  35-B

ARTICLE VIII  GENERAL PROVISIONS....................................  35-B
  8.1   Non-Survival of Representations and Warranties..............  35-B
  8.2   Notices.....................................................  35-B

                                                                      PAGE
                                                                      ----
  8.3   Certain Interpretations.....................................  37-B
  8.4   Counterparts................................................  37-B
  8.5   Entire Agreement............................................  38-B
  8.6   Severability................................................  38-B
  8.7   Other Remedies; Specific Performance........................  38-B
  8.8   Governing Law...............................................  38-B
  8.9   Rules of Construction.......................................  38-B
  8.10  Assignment..................................................  38-B
  8.11  Waiver of Jury Trial........................................  38-B

                AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

     THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this "Agreement") is made and entered into as of March 29, 2000 among VERITAS Software Corporation, a Delaware corporation ("Veritas"), Victory Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Veritas ("Merger Sub"), and Seagate Technology, Inc., a Delaware corporation ("Seagate").

                                    RECITALS

     A. Upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware ("Delaware Law"), Veritas and Seagate have agreed to enter into a business combination transaction pursuant to which Merger Sub will merge with and into Seagate (the "Merger").

     B. The Boards of Directors of Veritas and Merger Sub (i) have determined that the Merger is fair to, advisable and in the best interests of, Veritas, Merger Sub and their stockholders, (ii) have approved this Agreement, the Merger and the other transactions contemplated by this Agreement, and (iii) have determined to recommend approval of the Merger. In addition, the Board of Directors of Veritas has determined to recommend approval of, to the extent not previously authorized, an amendment to Veritas' Certificate of Incorporation to increase the authorized number of shares of Veritas common stock from 500,000,000 to an additional amount sufficient to permit the issuance of Veritas Common Stock contemplated hereby (the "Share Increase").

     C. The Board of Directors of Seagate (i) has determined that the Merger is fair to, advisable and in the best interests of, Seagate and its stockholders,
(ii) has approved this Agreement, the Merger and the other transactions contemplated by this Agreement, and (iii) has determined to recommend the approval of this Agreement and the Merger by the stockholders of Seagate.

     D. Veritas, Merger Sub and Seagate intend, by entering into this Agreement, to adopt a plan of "reorganization" within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code").

     NOW, THEREFORE, in consideration of the foregoing premises, and the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, the parties hereto hereby agree as follows:

                                   ARTICLE I

                                   THE MERGER

     1.1 The Merger. At the Effective Time (as defined in Section 1.2 hereof), and upon the terms and subject to the conditions of this Agreement and in accordance with the applicable provisions of Delaware Law, Merger Sub shall be merged with and into Seagate, the separate corporate existence of Merger Sub shall cease and Seagate shall continue as the surviving corporation. Seagate as the surviving corporation after the Merger is hereinafter sometimes referred to as the "Surviving Corporation."

     1.2 Effective Time; Closing. As soon as practicable on or after the Closing Date (as defined in this Section 1.2), and upon the terms and subject to the conditions of this Agreement, the parties hereto shall cause the Merger to be consummated by filing a

                                       1-B

Certificate of Merger (the "Certificate of Merger") with the Secretary of State of the State of Delaware in accordance with the relevant provisions of Delaware Law (the time of such filing (or such later time as may be agreed upon in writing by Veritas and Seagate and specified in the Certificate of Merger) being referred to herein as the "Effective Time"). The closing of the Merger and the other transactions contemplated hereby (the "Closing") shall take place at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, located at One Market Plaza, Spear Tower, Suite 1600, San Francisco, California 94105, at a date and time to be specified by Veritas and Seagate, which shall be no later than the second (2nd) business day following the satisfaction or, if permitted pursuant hereto, waiver of the conditions set forth in Article VI hereof, or at such other location, date and time as Veritas and Seagate shall mutually agree in writing. The date upon which the Closing actually occurs shall be referred to herein as the "Closing Date."

     1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all of the property, rights, privileges, powers and franchises of Seagate and Merger Sub shall vest in the Surviving Corporation, and all of the debts, Liabilities and duties of Seagate and Merger Sub shall become the debts, Liabilities and duties of the Surviving Corporation.

     1.4  Certificate of Incorporation and Bylaws of Surviving Corporation.

     (a) Certificate of Incorporation. As of the Effective Time, the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation, until thereafter amended as provided by Delaware Law and such Certificate of Incorporation.

     (b) Bylaws. As of the Effective Time, the Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation, until thereafter amended as provided by Delaware Law, the Certificate of Incorporation of the Surviving Corporation and such Bylaws.

     (c) Directors and Officers. As of the Effective Time, Mr. Jay Jones shall be the sole director of the Surviving Corporation, and the officers of the Surviving Corporation shall be as designated by Veritas.

     1.5 Effect on Capital Stock. Upon the terms and subject to the conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, Seagate or the holders of any of the following securities, the following shall occur:

          (a) Conversion of Seagate Common Stock. Except as otherwise provided in this Agreement, each share of Common Stock, par value $0.01 per share, of Seagate (the "Seagate Common Stock") outstanding immediately prior to the Effective Time (other than any shares of Seagate Common Stock to be canceled pursuant to Section 1.5(b) hereof) shall be canceled and extinguished and automatically converted (subject to the terms of this Section 1.5) into the right to receive (i) the Stock Portion (as defined in
     Section 1.11 hereof), (ii) the Cash Portion (as defined in Section 1.11 hereof) and (iii) the TRA Right (the Stock Portion, the Cash Portion and a TRA Right being referred to herein, collectively, as the "Merger Consideration") upon the surrender of the certificate representing such share of Seagate Common Stock in the manner set forth in Section 1.6 hereof (or in the case of a lost,

                                       2-B
     stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner set forth in Section 1.8 hereof).

          (b) Cancellation of Certain Seagate Common Stock. Unless otherwise determined by Veritas, each share of Seagate Common Stock (i) held in the treasury of Seagate, or (ii) owned by Merger Sub, Veritas or any direct or indirect wholly-owned subsidiary of Seagate or of Veritas, in either case immediately prior to the Effective Time, shall be canceled and extinguished without any conversion thereof.

          (c) Seagate Stock Options; Seagate Employee Stock Purchase Plan. At the Effective Time, (i) the vesting restrictions applicable to all options to purchase Seagate Common Stock ("Seagate Options") outstanding immediately prior to the Effective Time under all Seagate stock option and stock purchase plans (collectively, the "Seagate Stock Option Plans"), excluding the Rolled Options (as defined in Section 1.11 hereof), shall be accelerated such that no vesting restrictions remain thereon, (ii) each such Seagate Option (excluding the Rolled Options) shall, for all purposes of and under this Agreement, be converted into a number of shares of Seagate Common Stock ("Seagate Option Shares") equal to (x) the aggregate number of shares of Seagate Common Stock issuable upon the exercise in full of such Seagate Option, minus (y) the NE Amount in respect of such Seagate Option, (iii) the Seagate Option Shares so converted shall be considered outstanding shares of Seagate Common Stock for all purposes of and under this Agreement, including, without limitation, the right to receive the Merger Consideration pursuant to the Merger in accordance with Section 1.11(a)(xvii) and Section 1.5(a) hereof, (iv) the Rolled Options shall be canceled and extinguished without any payment of Merger Consideration or any other consideration therefor, and (v) in accordance with the terms of Seagate's 1999 Employee Stock Purchase Plan (the "Seagate ESPP"), all rights to purchase shares of Seagate Common Stock outstanding under the Seagate ESPP immediately prior to the Effective Time shall be exercised and each share of Seagate Common Stock purchased pursuant to such exercise shall by virtue of the Merger, and without any action on the part of the holder thereof, be converted into the right to receive the Merger Consideration payable in respect thereof, without the issuance of certificates representing issued and outstanding shares of Seagate Common Stock. The Seagate ESPP shall be terminated immediately following such exercises.

          (d) Required Withholding. Each of the Exchange Agent (as defined in
     Section 1.6(a) hereof) and Veritas shall be entitled to deduct and withhold from the Merger Consideration or any other consideration deliverable or otherwise payable pursuant to the Merger and this Agreement to any holder or former holder of Seagate Common Stock or Seagate Option Shares such amounts as may be required to be deducted or withheld therefrom under the Code or under any applicable provision of state, local or foreign tax law or under any other applicable legal requirement. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been delivered or otherwise paid to the person to whom such amounts would otherwise have been delivered or otherwise paid pursuant to the Merger and this Agreement.

          (e) Adjustments to Exchange Ratio. The Merger Consideration shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Veritas Common Stock or Seagate Common Stock), extraordinary cash dividend, reorganization, recapitalization, reclassification, combination, consolidation or subdivision,

                                       3-B
     exchange of shares or other like change with respect to Veritas Common Stock or Seagate Common Stock occurring on or after the date hereof and prior to the Effective Time.

          (f) Fractional Shares. No fraction of a share of Veritas Common Stock shall be issued pursuant to the Merger, but in lieu thereof each holder of shares of Seagate Common Stock and Seagate Option Shares who would otherwise be entitled to a fraction of a share of Veritas Common Stock (after aggregating all fractional shares of Veritas Common Stock to be received by such holder) pursuant to the Merger shall receive from Veritas an amount in cash (rounded to the nearest whole cent), without interest, equal to the product obtained by multiplying (x) such fraction by (y) the Average Veritas Stock Price (as defined in Section 1.11 hereof).

          (g) Capital Stock of Merger Sub. Each share of Common Stock, $0.01 par value per share, of Merger Sub (the "Merger Sub Common Stock") issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of Common Stock, $0.01 par value per share, of the Surviving Corporation. Each certificate evidencing ownership of shares of Merger Sub Common Stock shall evidence ownership of such shares of capital stock of the Surviving Corporation.

     1.6  Surrender of Certificates.

     (a) Exchange Agent. Veritas shall select an institution reasonably satisfactory to Seagate to act as the exchange agent (the "Exchange Agent") for the Merger.

     (b) Veritas to Provide Merger Consideration. Promptly following the Effective Time, Veritas shall make available to the Exchange Agent for exchange in accordance with this Article I, (i) the shares of Veritas Common Stock issuable pursuant to Section 1.5(a) or Section 1.5(c) hereof in exchange for outstanding shares of Seagate Common Stock and Seagate Option Shares, (ii) the cash payable pursuant to Section 1.5(a) hereof in exchange for outstanding shares of Seagate Common Stock and Seagate Option Shares, (iii) cash in an amount sufficient to make the cash payments in lieu of fractional shares pursuant to Section 1.5(f) hereof, and (iv) cash in an amount sufficient to pay any dividends or distributions to which holders of shares of Seagate Common Stock and Seagate Option Shares may be entitled pursuant to Section 1.6(e) hereof. From and after the date that is 6 months after the Effective Date, Veritas shall have the right to cause the Exchange Agent to transfer to Veritas all funds deposited by Veritas with the Exchange Agent pursuant to this Section 1.6(b) that have not been distributed pursuant to Section 1.6(d), and all holders of Seagate Common Stock and Seagate Options entitled to receive the Merger Consideration shall thereafter become general creditors of Veritas in respect of the Merger Consideration.

     (c) Exchange Procedures for Seagate Common Stock Certificates. Promptly following the Effective Time, Veritas shall cause the Exchange Agent to mail to each holder of record (as of the Effective Time) of a certificate or certificates (the "Certificates") which immediately prior to the Effective Time represented outstanding shares of Seagate Common Stock and which were converted into the right to receive shares of Veritas Common Stock and cash pursuant to
Section 1.5(a) hereof, cash in lieu of any fractional shares pursuant to Section 1.5(f) hereof and any dividends or other distributions pursuant to Section 1.6(e) hereof, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, and which shall be in

                                       4-B
such form and have such other provisions as Veritas may reasonably specify), and
(ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Veritas Common Stock issuable and cash payable in respect of such shares of Seagate Common Stock pursuant to
Section 1.5(a) hereof, cash in lieu of any fractional shares payable in respect of such shares of Seagate Common Stock pursuant to Section 1.5(f) hereof and any dividends or other distributions payable in respect of such Seagate Common Stock pursuant to Section 1.6(e) hereof. Upon the surrender and delivery of Certificates for cancellation to the Exchange Agent (or to such other agent or agents as may be appointed by Veritas), and such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates shall be entitled to receive in exchange therefor certificates representing the number of whole shares of Veritas Common Stock issuable and cash payable in respect of such shares of Seagate Common Stock pursuant to Section 1.5(a) hereof, cash in lieu of fractional shares payable in respect of such shares of Seagate Common Stock pursuant to Section 1.5(f) hereof and any dividends or distributions payable in respect of such shares of Seagate Common Stock pursuant to Section 1.6(e) hereof, and the Certificates so surrendered shall forthwith be canceled. Until so surrendered, outstanding Certificates will be deemed from and after the Effective Time, for all corporate purposes, subject to Section 1.6(e) hereof as to the payment of dividends and other distributions, to evidence the ownership of a number of full shares of Veritas Common Stock and the right to receive an amount in cash into which such shares of Seagate Common Stock shall have been so converted pursuant to Section 1.5(a) hereof, and the right to receive an amount in cash in lieu of the issuance of any fractional shares payable in respect of such shares of Seagate Common Stock pursuant to Section 1.5(f) hereof and any dividends or distributions payable in respect of such shares of Seagate Common Stock pursuant to Section 1.6(e) hereof.

     (d) Exchange Procedures for Seagate Options. Promptly following the Effective Time, Veritas shall cause the Exchange Agent to mail to each holder (as of the Effective Time) of a Seagate Option which was converted into the right to receive the Merger Consideration pursuant to Section 1.5(a) hereof, cash in lieu of any fractional shares pursuant to Section 1.5(f) hereof and any dividends or other distributions pursuant to Section 1.6(e) hereof, (i) a letter of transmittal (which shall be in such form and have such other provisions as Veritas may reasonably specify), and (ii) instructions for use in receiving the certificates representing shares of Veritas Common Stock issuable and cash payable in respect of such Seagate Options pursuant to Section 1.5(a) and
Section 1.5(c), cash in lieu of any fractional shares payable in respect of such Seagate Options pursuant to Section 1.5(f) hereof and any dividends or other distributions payable pursuant to Section 1.6(e) hereof. Upon the delivery of such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, to the Exchange Agent (or to such other agent or agents as may be appointed by Veritas), the holders of Seagate Options shall be entitled to receive the Merger Consideration payable to them pursuant to Common Stock issuable and cash issuable in respect of such Seagate Options pursuant to
Section 1.5(a) and Section 1.5(c), cash in lieu of fractional shares payable in respect of such Seagate Options pursuant to Section 1.5(f) hereof and any dividends or distributions payable in respect of such Seagate Options pursuant to Section 1.6(e) hereof.

     (e) Distributions With Respect to Unexchanged Shares. No dividends or other distributions declared or made after the date of this Agreement in respect of Veritas Common Stock with a record date after the Effective Time shall be paid to the holders of any unsurrendered Certificates or Seagate Options with respect to the shares of Veritas

                                       5-B

Common Stock represented thereby until the holders of record of such Certificates shall surrender such Certificates or the holders of such Seagate Options shall return a letter of transmittal, duly completed and validly executed in accordance with the instructions thereto. Subject to applicable law, following surrender of any such Certificates and return of such letter of transmittal, the Exchange Agent shall deliver to the record holders of such Certificates or the holders of such Seagate Options, as the case may be, without interest, certificates representing whole shares of Veritas Common Stock issued in exchange therefor, along with payment in lieu of fractional shares payable in respect of shares of Seagate Common Stock or Seagate Options pursuant to Section 1.5(g) hereof and the amount of any such dividends or other distributions with a record date after the Effective Time payable in respect of such whole shares of Veritas Common Stock.

     (f) Transfers of Ownership. If certificates for shares of Veritas Common Stock are to be issued in a name other than that in which the Certificates surrendered in exchange therefor are registered, it will be a condition of the issuance thereof that the Certificates so surrendered will be properly endorsed and otherwise in proper form for transfer and that the persons requesting such exchange will have paid to Veritas (or any agent designated by it) any transfer or other taxes required by reason of the issuance of certificates for shares of Veritas Common Stock in any name other than that of the registered holders of the Certificates surrendered, or established to the satisfaction of Veritas or any agent designated by it that such tax has been paid or is not payable.

     (g) No Liability. Notwithstanding anything to the contrary in this Section 1.6, neither the Exchange Agent, Veritas, the Surviving Corporation nor any party hereto shall be liable to a holder of shares of Veritas Common Stock or Seagate Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

     1.7 No Further Ownership Rights in Seagate Common Stock. All cash and shares of Veritas Common Stock issued pursuant to and in accordance with the terms of this Article I (including any cash paid in respect thereof pursuant to Section 1.5(f) and Section 1.6(e) hereof) shall be deemed to have been issued in full satisfaction of all rights pertaining to shares of Seagate Common Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Seagate Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.

     1.8 Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, shares of Veritas Common Stock and cash payable in respect thereof pursuant to Section 1.5(a) or
Section 1.5(b) hereof, cash in lieu of fractional shares, if any, payable in respect thereof pursuant to Section 1.5(f) hereof and any dividends or distributions payable in respect thereof pursuant to Section 1.6(e) hereof; provided, however, that Veritas may, in its discretion and as a condition precedent to the issuance and payment thereof, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Veritas or the Exchange Agent with respect to the Certificates alleged to have been so lost, stolen or destroyed.

     1.9 Tax Consequences. Veritas and Seagate intend that the Merger shall constitute a "reorganization" within the meaning of Section 368 of the Code. Veritas and Seagate

                                       6-B
adopt this Agreement as a "plan of reorganization" within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Income Tax Regulations.

     1.10 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes and intent of this Agreement and to vest in the Surviving Corporation full right, title and possession in and to all of the assets, properties, rights, privileges, powers and franchises of Seagate and Merger Sub, the officers and directors of Merger Sub and Seagate shall be authorized to take, and shall take, all such lawful and necessary action.

     1.11  Definitions.

     (a) For all purposes of and under this Agreement, the following terms shall have the following respective meanings:

          (i) "Administrators" has the meaning set forth in Section 5.15.

          (ii) "Available Amount" means an amount equal to Cash held by Seagate immediately prior to the Effective Time including net amounts received under the OD Documents minus the VP Amount.

          (iii) "Average Seagate Stock Price" means the average closing price of a share of Seagate Common Stock, as reported on the NYSE, for the five (5) consecutive trading days ending two (2) trading days immediately preceding the Closing Date.

          (iv) "Average Veritas Stock Price" means the average closing price of a share of Veritas Common Stock, as reported on the Nasdaq, for the five
     (5) consecutive trading days ending two (2) trading days immediately preceding the Closing Date, as with respect to the VP Amount, preceding the date that Veritas makes its election.

          (v) "Cash" means cash, cash equivalents and short-term investments (including all debt securities available for sale) as determined in accordance with GAAP and consistent with the determination thereof in the Recent SEC Reports.

          (vi) "Cash Portion" means an amount, in cash, equal to the quotient obtained by dividing (x) the Available Amount by (y) the Outstanding Shares.

          (vii) "Designated Liabilities" mean all Liabilities (including with respect to Taxes) relating solely to (i) the Designated Assets and (ii) the transactions pursuant to this Agreement. Without expanding the definition of Designated Liabilities, Designated Liabilities shall not include Liabilities relating to the transactions contemplated by the OD Documents or any Liabilities included in the Adjustment Amount (as defined in the OD Documents).

          (viii) "Governmental Entity" means any court, administrative agency or commission or other governmental authority or instrumentality.

          (ix) "Indemnification Agreement" means the Indemnification Agreement dated as of even date herewith by and among Veritas, Seagate and Purchaser and each of its Subsidiaries.

          (x) "ISA Amount" means a number of shares of Veritas Common Stock equal to the quotient obtained by dividing (x) (A) the Stipulated Amount, divided by (B) the Average Veritas Stock Price, by (y) the Outstanding Shares.

          (xi) "knowledge" means, with respect to either party hereto, the actual knowledge of the executive officers of such party.

                                       7-B

          (xii) "Liability" or "Liabilities" means any and all debts, liabilities and obligations of any type or nature whatsoever, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or determinable, including, without limitation, those arising under any Law (including, without limitation, any Environmental Law), Action or Governmental Order and those arising under any contract, agreement, arrangement, commitment or undertaking.

          (xiii) "Lien" means any lien, security interest, adverse claim, charge, mortgage or other encumbrance.

          (xiv) "Material Adverse Effect on Veritas" means any change, event, violation, inaccuracy, circumstance or effect that is materially adverse to the business, assets (including intangible assets), capitalization, financial condition or results of operations of Veritas and its Subsidiaries, taken as a whole; provided, however, that in no event shall
     (i) a decrease in Veritas' stock price or the failure to meet or exceed Wall Street research analysts' or Veritas' internal earnings or other estimates or projections in and of itself constitute a "Material Adverse Effect on Veritas," or (ii) any change, event, violation, inaccuracy, circumstance or effect that results from (A) the public announcement or pendency of the transactions contemplated hereby, (B) changes affecting the software industry generally or the segments thereof in which Veritas competes, or (C) changes affecting the United States economy generally, constitute a "Material Adverse Effect on Veritas."

          (xv) "Material Adverse Effect on Seagate" means any change, event, violation, inaccuracy, circumstance or effect that, after giving effect to the consummation of the transactions contemplated by the OD Documents, gives rise to, or is reasonably likely to give rise to, any Liability (absolute, accrued, contingent or otherwise, but excluding the Designated Liabilities) of Seagate (or Veritas following the Effective Time) for which Veritas is not entitled to indemnification under the Indemnification Agreement following the Effective Time.

          (xvi) "Nasdaq" means the Nasdaq National Market System of the National Association of Securities Dealers, Inc.

          (xvii) "NE Amount" means an amount equal to the quotient obtained by dividing (x) (A) the per share exercise price of a Seagate Option, multiplied by (B) the aggregate number of shares of Seagate Common Stock issuable upon the exercise in full of such Seagate Option immediately prior to the Effective Time, by (y) the Average Seagate Stock Price.

          (xviii) "NYSE" means the New York Stock Exchange.

          (xix) "OD Documents" means the Stock Purchase Agreement of even date herewith by and among Seagate, Seagate Software and Suez Acquisition Company (Cayman) Limited.

          (xx) "Outstanding Shares" means the aggregate number of shares of Seagate Common Stock outstanding immediately prior to the Effective Time, after giving effect to the treatment of Seagate Options under Section 1.5(c) hereof.

          (xxi) "Pro Rata Portion" means with respect to each person receiving a TRA Right, the number of shares of Seagate Common Stock held by such person immediately prior to the Effective Time, including shares deemed outstanding by virtue of Section 1.5(c) divided by the Outstanding Shares.

          (xxii) "Purchaser" has the meaning provided in the Stock Purchase Agreement.
                                       8-B

          (xxiii) "Rolled Options" means the Seagate Options and Seagate Common Stock held by the individuals and in the amounts indicated in the Rollover Commitment Agreements previously delivered to the parties hereto.

          (xxiv) "Seagate Restricted Stock" means shares of Seagate Common Stock subject to a right of repurchase or other restriction.

          (xxv) "Seagate Software" means Seagate Software Holdings, Inc.

          (xxvi) "Stipulated Amount" means the sum of:

             (1) with respect to all shares of SanDisk Corp. ("SanDisk") held by Seagate immediately prior to the Effective Time (the "SanDisk Shares"),
        (A) the product obtained by multiplying (x) the average closing price of a share of SanDisk common stock, as reported on the Nasdaq, for the five
        (5) consecutive trading days ending two (2) trading days immediately preceding the Closing Date (the "Reference Average"), by (y) 0.8 (the product of (x) and (y) being the "Value"), minus (B) 0.4 multiplied by the difference between the Value and Seagate's tax basis in a SanDisk Share; multiplied by (C) the number of SanDisk Shares;

             (2) with respect to all shares of CVC, Inc. ("CVCI") and Gadzoox Networks Inc. ("Gadzoox") held by Seagate immediately prior to the Effective Time (respectively, the "CVCI Shares" and the "Gadzoox Shares"), (A) the product obtained by multiplying (x) the Reference Average for shares of CVCI or Gadzoox common stock, respectively, by (y)
        0.6 (the product of (x) and (y) being the "Value"), minus (B) 0.4 multiplied by the difference between the Value and Seagate's tax basis in a CVCI or Gadzoox Share, as the case may be, multiplied by (C) the number of CVCI Shares and Gadzoox Shares, respectively; and

             (3) with respect to shares of Lernout & Hauspie, Inc. ("Dragon") held by Seagate immediately prior to the Effective Time ( including shares into which such shares may have been converted, the "Dragon Shares"), (i) if such Dragon Shares are not listed for trading on a national securities exchange or over-the-counter market, then an amount mutually agreed upon by the parties hereto at least ten days prior to the Seagate Stockholders Meeting, (ii) if shares of Dragon are listed for trading on a national securities exchange or over-the-counter-market, then (A) the product obtained by multiplying (x) the Reference Average for shares of Dragon common stock, by (y) 0.6 (the product of (x) and (y) being the "Value"), minus (B) 0.4 multiplied by the difference between the Value and Seagate's tax basis in a Dragon Share multiplied by (C) the number of Dragon Shares (other than those subject to any escrow agreement). If the parties are unable to agree upon a value under clause (i) above or the valuation of any escrowed Dragon Shares, then the parties agree to include the Dragon Shares and such escrowed shares in the TRA Amount as provided in Section 5.15 hereof.

          (xxvii) "Stock Portion" means a number of shares of Veritas Common Stock equal to the sum of (i) the quotient obtained by dividing (x) (A) the number of shares of Veritas Common Stock held by Seagate immediately prior to the Effective Time, multiplied by (B) 0.853743, by (y) the Outstanding Shares, (ii) the quotient obtained by dividing (x) (A) the VP Amount, divided by (B) the Average Veritas Stock Price, by (y) the Outstanding Shares, and (iii) the ISA Amount.

                                       9-B

          (xxviii) "Subsidiary" or "Subsidiaries" means any and all corporations, limited liability companies, general or limited partnerships, joint ventures, business trusts, associations and other business enterprises and entities controlled by a person directly or indirectly through one or more intermediaries.

          (xxix) "Tax" or "Taxes" has the meaning provided in the Stock Purchase Agreement.

          (xxx) "TRA Amount" means the amount of cash received with respect to all refunds or the utilization of credits for Seagate Taxes for or attributable to taxable years or periods of Seagate ending on or prior to the Effective Time, or the pre-closing period, in the case of a taxable period commencing before the Effective Time and ending after the Effective Time, less any administrative charges of the Administrators.

          (xxxi) "TRA Right" means a non-transferable right to receive, when, as and if received by Veritas or its Affiliates, a stockholder's Pro Rata Portion of the TRA Amount.

          (xxxii) "Veritas Common Stock" means common stock, par value $.001 per share, of Veritas.

          (xxxiii) "VP Amount" means either $0, $500 million or, if Seagate has received gross proceeds in excess of $200,000,000 with respect to the securities listed in Part B of Schedule I hereto on or prior to the election of the VP Amount, $750 million, at the election of Veritas, which election shall be made no later than the tenth (10th) day prior to the date of the Seagate Stockholders' Meeting.

     1.12 Dissenting Shares. Shares of Seagate Common Stock which have not been voted in favor of the Merger and with respect to which the holder thereof has exercised and demanded appraisal rights under Delaware Law ("Dissenting Shares") shall not be converted into the Merger Consideration pursuant to the Merger, but shall instead be converted into the right to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to Delaware Law. Seagate agrees that, except with the prior written consent of Veritas, or as required under Delaware Law, it will not voluntarily make any payment with respect to, or settle or offer to settle, any appraisal demand. Each holder of Dissenting Shares ("Dissenting Stockholder") who, pursuant to the provisions of Delaware Law, becomes entitled to payment of the fair value for shares of Seagate Common Stock shall receive payment therefor from Veritas (but only after the value therefor shall have been agreed upon or finally determined pursuant to Delaware Law). If, after the Effective Time, any Dissenting Shares shall lose their status as Dissenting Shares, Veritas shall issue and deliver, upon surrender by such stockholder of a certificate or certificates representing shares of Seagate Common Stock pursuant to Section 1.6 hereof, the Merger Consideration to which such stockholder would otherwise be entitled under
Section 1.5.

                                      10-B

                                   ARTICLE II

                   REPRESENTATIONS AND WARRANTIES OF SEAGATE

     As of the date hereof and as of the Closing Date, Seagate hereby represents and warrants to Veritas and Merger Sub, subject to the exceptions and qualifications specifically set forth or disclosed in writing in the disclosure letter delivered by Seagate to Veritas, dated as of the date hereof (the "Seagate Disclosure Schedule"), as follows:

     2.1 Organization; Good Standing. Each of Seagate and Seagate Software is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, with the corporate power and authority to own, lease and operate its assets and property and to carry on its business as presently being conducted and as proposed to be conducted, and is duly qualified to do business and in good standing as a foreign corporation in each jurisdiction in which the failure to be so qualified or in good standing would reasonably be expected to have a Material Adverse Effect on Seagate.

     2.2 Charter Documents. Seagate has delivered or made available to Veritas a true and correct copy of the Certificate of Incorporation and Bylaws of Seagate and Seagate Software each as amended and in effect as of the date hereof. Neither Seagate nor Seagate Software is in violation of any of the provisions of its Certificate of Incorporation or Bylaws, each as amended and in effect as of the date hereof.

     2.3  Capital Structure.

     (a)(i) The authorized capital stock of Seagate consists of 600,000,000 shares of Common Stock, par value $0.01 per share, of which there were 226,977,176 shares issued and outstanding as of February 29, 2000, and 1,000,000 shares of Preferred Stock, par value $0.01 per share, of which no shares are issued or outstanding. All outstanding shares of Seagate Common Stock are duly authorized and validly issued, fully paid and nonassessable, are not subject to preemptive rights created by statute, the Certificate of Incorporation or Bylaws of Seagate or any contract, agreement or other commitment to which Seagate is a party or by which it is bound and have been offered, issued, sold and delivered by Seagate in compliance with all registration or qualification required (or applicable exemptions therefrom) of applicable federal and State securities laws. As of February 29, 2000, Seagate had reserved an aggregate of 47,709,220 shares of Seagate Common Stock, net of exercises, for issuance to employees, consultants and non-employee directors pursuant to the Seagate Stock Option Plans, under which there were (i) outstanding Seagate Options to purchase an aggregate of 34,415,211 shares of Seagate Common Stock, and (ii) 13,294,009 shares of Seagate Common Stock available for future grant. All shares of Seagate Common Stock subject to issuance under the Seagate Stock Option Plans, upon issuance in accordance with the terms and conditions set forth in the instruments pursuant to which such shares of Seagate Common Stock are issuable, would be duly authorized and validly issued, fully paid and nonassessable.

     (ii) The authorized capital stock of Seagate Software consists of 300,000,000 shares of Common Stock, par value $0.01 per share, and 73,000,000 shares of Preferred Stock, par value $0.01 per share, all of the issued or outstanding shares of which capital stock are owned by Seagate. All outstanding shares of Seagate Software Common Stock are duly authorized and validly issued, fully paid and nonassessable, are not subject to preemptive rights created by statute, the Certificate of Incorporation or Bylaws of Seagate Software or any contract, agreement or other commitment to which Seagate Software is a party or by which it is bound and have been offered, issued, sold and delivered by Seagate Software in

                                      11-B
compliance with all registration or qualification required (or applicable exemptions therefrom) of applicable federal and State securities laws.

     (b) Except as set forth in Section 2.3(a) hereof, there are no equity securities, partnership interests or other similar ownership interests of any class or series of Seagate or Seagate Software, or any securities exchangeable or convertible into, or exercisable for, any such equity securities, partnership interests or other similar ownership interests, issued, reserved for issuance or outstanding. Except as set forth in Section 2.3(a) hereof, there are no options, warrants, equity securities, partnership interests or other similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any kind or character to which Seagate or Seagate Software is a party or by which it is bound obligating Seagate or Seagate Software to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition, of any shares of capital stock of Seagate or Seagate Software, or obligating Seagate or Seagate Software to grant, extend, accelerate the vesting of, or enter into, any such option, warrant, equity security, partnership interest or other similar ownership interest, call, right, commitment or agreement. Except as set forth in
Section 2.3(b) of the Seagate Disclosure Schedule, there are no registration rights and, to the knowledge of Seagate, there are no voting trusts, proxies or other agreements or understandings, with respect to any capital stock of Seagate or Seagate Software.

     (c) Except for the Designated Assets (as defined in Section 4.1 hereof), as of the Closing Date, Seagate will not own or hold, directly or indirectly through one or more subsidiaries, any equity securities, partnership interests or other similar ownership interests of or in any class or series of any other corporation, limited liability company, general or limited partnership, joint venture, business trust, association or other business entity or enterprise, or any security exchangeable or convertible into, or exercisable for, any such equity securities, partnership interests or other similar ownership interests.

     2.4 Authority. Seagate has all requisite corporate power and authority to enter into this Agreement and the OD Documents, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Seagate of this Agreement and the OD Documents, the performance by Seagate of its obligations hereunder and thereunder, and the consummation by Seagate of the transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate action on the part of Seagate, subject only to the approval and adoption of the transaction contemplated by the OD Documents and this Agreement and the Merger by Seagate's stockholders and the filing and recordation of the Certificate of Merger in accordance with Delaware Law and the transactions contemplated by the OD Documents. The affirmative approval of the holders of a majority of the outstanding shares of the Seagate Common Stock is required for Seagate's stockholders to approve and adopt this Agreement and the Merger under Delaware Law and the transactions contemplated by the OD Documents. This Agreement and the OD Documents been duly executed and delivered by Seagate and, assuming the due authorization, execution and delivery of this Agreement by Veritas and Merger Sub and the OD Documents by the other parties thereto, this Agreement and the OD Documents constitute the valid and binding obligations of Seagate, enforceable in accordance with their respective terms, subject to (i) the effect of any applicable laws of general application relating to bankruptcy, reorganization, insolvency, moratorium or other similar laws affecting creditors' rights and the relief of debtors generally, and (ii) the effect of rules of law and general principles of equity, including, without limitation, rules of law and general principal of equity governing specific performance, injunctive relief and other

                                      12-B
equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at law).

     2.5 Conflicts. The execution and delivery of this Agreement and the OD Documents by Seagate do not, and the performance by Seagate of its obligations hereunder and thereunder and the consummation by Seagate of the transactions contemplated hereby and thereby will not, (i) conflict with or violate the Certificate of Incorporation or Bylaws of Seagate, each as amended and in effect as of the date hereof, (ii) subject to obtaining the consents, approvals, orders or authorizations, and making the registrations, declarations or filings, set forth in Section 2.6 hereof, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Seagate or by which Seagate or its assets and properties are bound or affected, or (iii) result in any breach of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Seagate's rights or alter the rights or obligations of any third party under, or give to any third party any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the assets or properties of Seagate pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Seagate is a party or by which Seagate or its assets and properties are bound or affected, except to the extent such conflict, violation, breach, default, impairment or other effect would not, in the case of clause (ii) or (iii) of this Section 2.5, individually or in the aggregate, (a) reasonably be expected to have a Material Adverse Effect, or (b) reasonably be expected to have a material adverse effect on, or materially delay, the ability of Veritas or Seagate to consummate the transactions contemplated hereby or on Seagate's ability to consummate the transactions contemplated by the OD Documents.

     2.6 Consents. Except as set forth in the Seagate Disclosure Statement, no material consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Seagate in connection with the execution and delivery of this Agreement or the OD Documents by Seagate, or the performance by Seagate of its obligations hereunder or thereunder or the consummation by Seagate of the transactions contemplated hereby or thereby, except for (i) the filing and effectiveness of the Registration Statement (as defined in Section 5.1 hereof) with the United States Securities and Exchange Commission (the "SEC") in accordance with the Securities Act of 1933, as amended (the "Securities Act"),
(ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (iii) the filing of the Proxy Statement (as defined in Section 5.1 hereof) with the SEC in accordance with the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (iv) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state "blue sky" securities laws and the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the equivalent laws of any foreign country, and (v) such other consents, approvals, orders, authorizations, registrations, declarations and filings which, if not obtained or made, would not have a material adverse effect on the ability of Veritas and Seagate to consummate the Merger and the other transactions contemplated hereby or by the OD Documents.

     2.7 SEC Filings; Financial Statements. Seagate has filed all forms, reports and documents required to be filed with the SEC since July 3, 1998, and has made available (through on-line databases) to Veritas such forms, reports and documents in the form filed with the SEC. All such required forms, reports and documents (including all exhibits and schedules thereto and all documents incorporated by reference therein) are referred to herein as the "Seagate SEC Reports." As of their respective dates, the Seagate SEC

                                      13-B

Reports (i) complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act, and the rules and regulations of the SEC promulgated thereunder, and (ii) did not at the time each such Seagate SEC Report was filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of the Subsidiaries of Seagate is required to file any forms, reports or other documents with the SEC. Except to the extent revised or superseded by a subsequent filing with the SEC (a copy of which has been made available to Veritas prior to the date of this Agreement), none of the Seagate SEC Reports filed by Seagate since July 3, 1999 and prior to the date of this Agreement (collectively, the "Recent SEC Reports") contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The consolidated financial statements of Seagate included in all Seagate SEC Reports comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited consolidated quarterly statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial position of Seagate and its consolidated Subsidiaries as of the dates thereof and the consolidated financial position of Seagate and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end audit adjustments). Except as reflected in the most recent consolidated balance sheet of Seagate included in the Recent SEC Reports most recently filed by Seagate with the SEC prior to the date hereof (such consolidated balance sheet being referred to herein as the "Current Seagate Balance Sheet" and the date thereof being referred to herein as the "Current Balance Sheet Date"), as of the Current Balance Sheet Date, neither Seagate nor any of its Subsidiaries had, and since such date neither Seagate nor any of such Subsidiaries has incurred, any Liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

     2.8 Liabilities. Except as identified on the Seagate Disclosure Schedule, as of the Effective Time, Seagate will not have any material Liabilities or other obligations of any nature whatsoever (absolute, accrued, contingent or otherwise) other than (i) Designated Liabilities and (ii) Liabilities for which Veritas is entitled to indemnification under the Indemnification Agreement.

     2.9 Absence of Material Adverse Effect on Seagate. Since the date of the Current Seagate Balance Sheet, there has not been, occurred or arisen any Material Adverse Effect on Seagate.

     2.10 Compliance. Seagate is not in conflict in any material respect with, or in material default or violation of, (i) any law, rule, regulation, order, judgment or decree applicable to Seagate or by which Seagate or its assets and properties are bound or affected, or (ii) any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Seagate is a party or by which Seagate or its assets and properties are bound or affected. No investigation or review by any Governmental Entity is pending or, to the knowledge of Seagate, threatened,

                                      14-B
against Seagate, nor has any Governmental Entity indicated an intention to conduct the same. There is no material agreement, judgment, injunction, order or decree binding upon Seagate or any of assets and properties which has had, or would reasonably be expected to have, the effect of prohibiting or materially impairing the consummation of the Merger, or the other transactions contemplated hereby or by the OD Documents.

     2.11 Permits. Seagate holds all permits, licenses, variances, exemptions, orders and approvals from Governmental Entities which are material to the operation of the business of Seagate, and Seagate is in compliance in all material respects with the terms of such permits, licenses, variances, exemptions, orders and approvals.

     2.12 Litigation. As of the date of this Agreement, there is no action, suit, proceeding, claim, arbitration or investigation pending, or as to which Seagate has received any notice of assertion nor, to the knowledge of Seagate, is there any threatened action, suit, proceeding, claim, arbitration or investigation against Seagate, which in any case would reasonably be expected to have a Material Adverse Effect on Seagate.

     2.13 Brokers' and Finders' Fees. Except for fees payable to Morgan Stanley & Co. Incorporated, Seagate has not incurred, nor will it incur, directly or indirectly, any liability for any brokerage or finders' fees or agents' commissions or any similar charges in connection with the Merger or the other transactions contemplated hereby or by the OD Documents.

     2.14  Absence of Liens and Encumbrances. Except as disclosed on Section
2.14 of the Seagate Disclosure Schedule, Seagate and Seagate Software Holdings, Inc. have good and valid title to all of their assets and properties that will not be sold or otherwise disposed of pursuant to the OD Documents including, without limitation, their shares of Veritas, Gadzoox, Dragon, CVCI and SanDisk, and such assets and properties at the Effective Time will be free and clear of any liens, encumbrances or financial commitments, except for liens for taxes not yet due and payable and as otherwise reflected in the Seagate SEC Reports.

     2.15 Statements; Registration Statement; Proxy Statement/Prospectus. None of the information supplied or to be supplied by Seagate for inclusion or incorporation by reference in (i) the Registration Statement (as defined in Section 5.1 hereof) will, at the time it is declared or ordered effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, or (ii) the Proxy Statement (as defined in Section 5.1 hereof) will, on the date the Proxy Statement is first mailed to the stockholders of Seagate, at the time of the Seagate Stockholders' Meeting (as defined in Section 5.1 hereof), at the time of the Veritas Stockholders' Meeting and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Seagate Stockholders' Meeting or the Veritas Stockholders' Meeting which has become false or misleading. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing or anything to contrary set forth in this Agreement, Seagate makes no representation or warranty with respect to any information supplied by Veritas or Merger Sub which is contained in any of the foregoing documents.

                                      15-B

     2.16 Board Approval. The Board of Directors of Seagate has (i) determined that the Merger and the other transactions contemplated hereby and by the OD Documents are fair to, advisable and in the best interests of Seagate and its stockholders, (ii) duly approved the Merger, this Agreement, the OD Documents and the other transactions contemplated hereby and thereby, and (iii) determined to recommend that the stockholders of Seagate approve the Merger, this Agreement, the OD Documents and the other transactions contemplated hereby and thereby.

     2.17 State Takeover Statutes. The Board of Directors of Seagate has approved the Merger, this Agreement, and the other transactions contemplated hereby and thereby, and such approval is sufficient to render inapplicable to the Merger, this Agreement, the OD Documents and the other transactions contemplated hereby and thereby the provisions of Section 203 of Delaware Law to the extent, if any, such provisions are applicable to the Merger, this Agreement, the OD Documents and the other transactions contemplated hereby and thereby. No other state takeover statute or similar statute or regulation applies to or purports to apply to the Merger, this Agreement, the OD Documents or the other transactions contemplated hereby and thereby.

     2.18 Fairness Opinion. Seagate has received a written opinion from Morgan Stanley & Co., Incorporated dated as of the date hereof, to the effect that, as of the date hereof, the Merger Consideration is fair to the stockholders of Seagate from a financial point of view and will deliver to Veritas a copy of such opinion.

     2.19 Veritas Common Stock. All of the Veritas Common Stock held directly or indirectly by Seagate is owned, beneficially and of record, by Seagate Software, and has been held continuously by Seagate Software since May 28, 1999.

     2.20 Intercompany Transactions. At no time has Seagate, Seagate Software or any member of an affiliated group of corporations as defined in Section 1504 of the Code filing returns on a consolidated basis of which Seagate or Seagate Software is a member engaged in an intercompany transaction with respect to the Veritas Common Stock giving rise to an intercompany item or corresponding item within the meaning of Section 1.1502-13 of the United States Income Tax Regulations with respect to the Veritas Common Stock, including but not limited to such items that may be subject to gain recognition upon the application of
Section 1.1502-13(f)(4) of the United States Income Tax Regulations.

     2.21 Taxes. Each of Seagate and its Subsidiaries has filed all Tax Returns required to be filed by any of them and has paid (or Seagate has paid on its behalf), or has set up an adequate reserve for the payment of, all Taxes required to be paid in respect of the periods covered by such returns (except where the failure to pay would not have a Material Adverse Effect on Seagate). The information contained in such Tax Returns is true, complete and accurate in all material respects except where the failure to be so would not have a Material Adverse Effect on Seagate. Neither Seagate nor any subsidiary of Seagate is delinquent in the payment of any tax, assessment or governmental charge except where the delinquency would not have a Material Adverse Effect on Seagate. No deficiencies for any taxes have been proposed, asserted or assessed against Seagate or any of its subsidiaries that have not been finally settled or paid in full which would have a Material Adverse Effect on Seagate, and no requests for waivers of the time to assess any such tax are pending.

     2.22 Code Section 897 Company. Seagate is not and has not been during the period referred to in section 897(c)(1)(A)(ii) a United States real property holding corporation within the meaning of section 897(c)(2) of the Code.

                                      16-B

                                  ARTICLE III

            REPRESENTATIONS AND WARRANTIES OF VERITAS AND MERGER SUB

     As of the date hereof and as of the Closing Date, Veritas and Merger Sub hereby jointly and severally represent and warrant to Seagate, subject to the exceptions and qualifications specifically set forth or disclosed in writing in the disclosure letter delivered by Veritas to Seagate, dated as of the date hereof (the "Veritas Disclosure Schedule"), as follows:

     3.1 Organization; Good Standing. Veritas and each of its material subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the respective jurisdiction of its incorporation, with the corporate power and authority to own, lease and operate its respective assets and property and to carry on its respective business as now being conducted and as proposed to be conducted, and is duly qualified to do business and in good standing as a foreign corporation in each jurisdiction in which the failure to be so qualified would reasonably be expected to have a Material Adverse Effect on Veritas.

     3.2 Charter Documents. Veritas has delivered or made available to Seagate a true and correct copy of the Certificate of Incorporation and Bylaws of Veritas, as amended and in effect as of the date hereof. Neither Veritas nor any of its material subsidiaries is in violation of any of the provisions of its Certificate of Incorporation or Bylaws or equivalent organizational documents, in each case as amended and in effect as of the date hereof.

     3.3 Capital Structure. The authorized capital stock of Veritas consists of 500,000,000 shares of Common Stock, par value $0.001 per share, of which there were 396,532,084 shares issued and outstanding as of March 24, 2000, 10,000,000 shares of Preferred Stock, par value $0.001 per share, of which no shares are issued or outstanding, and one share of the special voting stock, par value $0.001 per share. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, of which, as of the date hereof, 100 shares are issued and outstanding. All outstanding shares of Veritas Common Stock and Merger Sub's capital stock are duly authorized and validly issued, fully paid and non-assessable, and are not subject to preemptive rights created by statute, the Certificate of Incorporation or Bylaws of Veritas or any contract, agreement or other commitment to which Veritas is a party or by which it is bound. All outstanding shares of capital stock of Merger Sub have been issued and granted in compliance with all applicable securities and other laws.

     3.4 Authority. Each of Veritas and Merger Sub has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby. The execution and delivery by Veritas and Merger Sub of this Agreement, the performance by Veritas and Merger Sub of the transactions contemplated hereby, and the consummation by Veritas and Merger Sub of the transactions contemplated hereby, have been duly authorized by all necessary corporate action on the part of Veritas and Merger Sub, subject only to the approval of the Merger and, to the extent not previously authorized, the Share Increase by Veritas' stockholders and the filing of an amendment to the Certificate of Incorporation of Venus with respect to the Share Increase and the Certificate of Merger in accordance with Delaware Law. The approval of the holders of a majority of the outstanding shares of Veritas Common Stock is required to approve the Merger and the Share Increase. This Agreement has been duly executed and delivered by Veritas and Merger Sub and, assuming the due authorization, execution and delivery of this Agreement by Seagate, this Agreement constitutes the valid

                                      17-B
and binding obligations of Veritas and Merger Sub, enforceable in accordance with their respective terms, subject to (i) the effect of any applicable laws of general application relating to bankruptcy, reorganization, insolvency, moratorium or other similar laws affecting creditors' rights and the relief of debtors generally, and (ii) the effect of rules of law and general principles of equity, including, without limitation, rules of law and general principal of equity governing specific performance, injunctive relief and other equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at law).

     3.5 Conflicts. The execution and delivery of this Agreement by Veritas and Merger Sub do not, and the performance by Veritas and Merger Sub of their obligations hereunder and the consummation by Veritas and Merger Sub of the transactions contemplated hereby will not, (i) conflict with or violate the Certificate of Incorporation or Bylaws of Veritas and Merger Sub, (ii) subject to obtaining the consents, approvals, orders and authorizations, and making the registrations, recordations and filings, set forth in Section 3.6 hereof, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Veritas and Merger Sub or by which Veritas or Merger Sub or their assets and properties are bound or affected, or (iii) result in any breach of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Veritas' or Merger Sub's rights or alter the rights or obligations of any third party under, or give to any third parties any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the assets or properties of Veritas or Merger Sub pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Veritas or Merger Sub is a party or by which Veritas or Merger Sub or either of their assets and properties are bound or affected, except to the extent such conflict, violation, breach, default, impairment or other effect would not, in the case of clause (ii) or (iii) of this Section 3.5, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Veritas.

     3.6 Consents. Except as set forth in the Veritas Disclosure Schedule, no material consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity is required by or with respect to Veritas in connection with the execution and delivery of this Agreement or the performance by Veritas of its obligations hereunder or the consummation of the transactions contemplated hereby, except for (i) the filing of a Registration Statement with the SEC in accordance with the Securities Act,
(ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (iii) the filing of the Proxy Statement with the SEC in accordance with the Exchange Act, (iv) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state "blue sky" securities laws and the HSR Act and the antitrust or competition laws of any foreign country, and (v) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not be material to Veritas or Merger Sub or have a material adverse effect on the ability of Veritas, Merger Sub and Seagate to consummate the Merger and the other transactions contemplated hereby.

     3.7  SEC Filings; Veritas Financial Statements.

     (a) Veritas has filed all forms, reports and documents required to be filed with the SEC since December 31, 1998, and has made a copy of all such forms, reports and documents available to Seagate. All such forms, reports and documents (including those that Veritas may file subsequent to the date hereof) are referred to herein as the "Veritas

                                      18-B

SEC Reports." As of their respective dates, the Veritas SEC Reports (i) were or will be (as the case may be) prepared in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder, and (ii) did not or will not (as the case may be) at the time they were filed (or if amended or superseded, then on the date of filing of such amendment or superseding form, report or document) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

     (b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Veritas SEC Reports (the "Veritas Financials"), including any Veritas SEC Reports filed after the date hereof until the Closing, (i) complied or will comply (as the case may be) as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) was prepared or will be prepared (as the case may be) in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q under the Exchange Act), and (iii) fairly presented or will fairly present (as the case may be) in all material respects the consolidated financial position of Veritas and its subsidiaries at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not, or are not expected to be, material in amount. The balance sheet of Veritas as of December 31, 1998 contained in the Veritas SEC Reports is hereinafter referred to as the "Veritas Balance Sheet."

     (c) Veritas has heretofore furnished to Seagate a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by Veritas with the SEC pursuant to the Securities Act or the Exchange Act.

     3.8 Absence of Certain Changes or Events. Since the date of the Veritas Balance Sheet, there has not been, occurred or arisen any Material Adverse Effect on Veritas.

     3.9 Litigation. There is no action, suit, proceeding, claim, arbitration or investigation pending, or as to which Veritas or any of its subsidiaries has received any written notice of assertion nor, to the knowledge of Veritas, is there any threatened action, suit, proceeding, claim, arbitration or investigation against Veritas or any of its subsidiaries, which in any case would reasonably would be expected to have a Material Adverse Effect on Veritas.

     3.10 Brokers' and Finders' Fees. Except for fees payable to Credit Suisse First Boston Corporation, Veritas has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with the Merger or the other transactions contemplated hereby.

     3.11 Statements; Registration Statement; Proxy Statement/Prospectus. None of the information supplied or to be supplied by Veritas for inclusion or incorporation by reference in (i) the Registration Statement (as defined in Section 5.1 hereof) will at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) the Proxy Statement (as defined in Section 5.1 hereof)

                                      19-B
shall not, on the date the Proxy Statement is first mailed to each of Seagate's stockholders and Veritas' stockholders, at the times of the Seagate Stockholder's Meeting (as defined in Section 5.1 hereof) and the Veritas Stockholders' Meeting and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Seagate Stockholders' Meeting or Veritas Stockholders' Meeting which has become false or misleading. Notwithstanding the foregoing or anything else to the contrary set forth in this Agreement, Veritas makes no representation or warranty with respect to any information supplied by Seagate which is contained in any of the foregoing documents.

     3.12 Board Approval. The Board of Directors of Veritas has (i) determined that the Merger and the other transactions contemplated hereby are advisable and in the best interests of Veritas and its stockholders, (ii) duly approved the Merger, this Agreement and the other transactions contemplated hereby, and (iii) resolved to recommend that the Stockholders of Veritas approve the Share Increase.

     3.13 Fairness Opinion. Veritas has received a written opinion from Credit Suisse First Boston Corporation, dated as of the date hereof, to the effect that, as of the date hereof, the Stock Portion to be paid by Veritas is fair to Veritas from a financial point of view and will deliver to Seagate a copy of such opinion.

     3.14 Merger Sub Operations. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated hereby and has not (a) engaged in any business activities, (b) conducted any operations other than in connection with the transactions contemplated hereby or (c) incurred any Liabilities other than in connection with the transactions contemplated hereby.

                                   ARTICLE IV

                   CONDUCT OF BUSINESS AND OTHER TRANSACTIONS

     4.1 Conduct of Business. On or before the Effective Time, Seagate and Seagate Software shall take all actions necessary to transfer all of their respective assets and Liabilities to one or more of Seagate's Subsidiaries such that at the Effective Time the only assets and properties owned or held by Seagate (the "Designated Assets") and the only Liabilities not assumed by such other Subsidiaries shall be Designated Liabilities; provided, however, that prior to the Effective Time, Seagate may sell, transfer or otherwise dispose of any of the Designated Assets set forth on Part B of Schedule I hereto. From and after the execution and delivery of this Agreement until the earlier of the Effective Time or the termination of this Agreement, Seagate shall not sell, transfer or otherwise dispose of any shares of Veritas Common Stock owned by Seagate as of the date hereof.

     4.2 No Amendment to OD Documents. From the date hereof until the earlier to occur of the Effective Time or the termination of this Agreement pursuant to and in accordance with Section 7.1 hereof, neither Seagate nor Seagate Software shall terminate, amend, modify or otherwise supplement or waive any of the terms and conditions of the OD Documents (or any of them); provided, however, that notwithstanding the foregoing, Seagate may terminate the OD Documents pursuant to their respective terms.

     4.3 Waivers and Releases. Seagate shall use its best efforts to obtain and to deliver to Veritas, as soon as practicable after the date hereof and in any event at least 15 days
                                      20-B
prior to the Effective Time, (i) with respect to each individual who will be a holder of Rolled Options, a waiver and release of claims in favor of Veritas and Seagate in form and in substance reasonably satisfactory to Veritas (a "Proper Waiver"), with respect to the cancellation of Rolled Options held by such individual described in Section 1.5(c) hereof, and (ii) with respect to each individual who is a party to any employment, severance or change in control or similar agreement, or who participates in any plan providing severance or change in control benefits, a Proper Waiver with respect to any claims which any such individual may have against Veritas and/or Seagate with respect to any such agreements or plans.

                                   ARTICLE V

                             ADDITIONAL AGREEMENTS

     5.1  Proxy Statement/Prospectus; Registration Statement; Other Filings.

     (a) As promptly as practicable following the execution and delivery of this Agreement, Seagate and Veritas shall prepare and file with the SEC a document to be sent to the stockholders of Seagate and Veritas in connection with the meeting of Seagate's stockholders to consider the approval and adoption of this Agreement and the Merger (the "Seagate Stockholders' Meeting") and the meeting of Veritas Stockholders to consider approval of the Merger and the Share Increase (the "Veritas Stockholders' Meeting") (such proxy statement/prospectus, as amended or supplemented, being referred to herein as the "Proxy Statement"), and Veritas shall prepare and file with the SEC a registration statement on Form S-4 (the "Registration Statement") in which the Proxy Statement will be included as a prospectus. Each of Seagate and Veritas shall promptly respond to any comments of the SEC with respect to the Registration Statement or the Proxy Statement, shall use its respective commercially reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and, in the case of Seagate, shall cause the Proxy Statement to be mailed to the stockholders of Seagate at the earliest practicable time. As promptly as practicable after the execution and delivery of this Agreement, Seagate and Veritas shall prepare and file any other filings required under the Exchange Act, the Securities Act or any other federal, foreign or state "blue sky" securities laws relating to the Merger and the other transactions contemplated hereby (collectively, the "Other Filings"). Each of Seagate and Veritas shall notify the other promptly upon the receipt of any comments from the SEC or its staff, and of any request by the SEC or its staff or any other government officials for amendments or supplements to the Registration Statement, the Proxy Statement or any Other Filing, or for additional information, and shall supply the other with copies of all correspondence between such party or any of its agents or representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Registration Statement, the Proxy Statement, or any Other Filing. The Registration Statement, the Proxy Statement and the Other Filings shall comply in all material respects with all applicable requirements of law and the rules and regulations promulgated thereunder. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Registration Statement, the Proxy Statement or any Other Filing, Seagate or Veritas, as the case may be, shall promptly inform the other of such event, and cooperate in filing with the SEC or its staff or any other government officials, and/or mailing to stockholders of Seagate, such amendment or supplement.

                                      21-B

     (b) Subject to the terms of Section 5.2(c) hereof, the Proxy Statement shall include the recommendation of the Board of Directors of Seagate in favor of adoption and approval of this Agreement and the Merger. The Proxy Statement shall also include the recommendation of the Board of Directors of Veritas in favor of approval of the Share Increase and the Merger.

     5.2  Stockholder Meetings.

     (a) Subject to the terms of Section 5.2(c) hereof, promptly after the date hereof and in consultation with Veritas, Seagate shall take all action necessary in accordance with Delaware Law and its Certificate of Incorporation and Bylaws to convene the Seagate Stockholders' Meeting and Veritas shall call the Veritas Stockholders' Meeting, to be held as promptly as practicable, for the purpose of voting upon (i) this Agreement, the Merger and the transactions contemplated under the OD Documents, (ii) the Merger and (iii) if necessary, the Share Increase, as the case may be. Seagate and Veritas shall use all reasonable efforts to hold the Veritas Stockholders' Meeting and the Seagate Stockholders' Meeting on the same day and as soon as practicable after the date on which the Registration Statement becomes effective. Nothing herein shall prevent Seagate or Veritas from adjourning or postponing the Seagate Stockholders' Meeting or the Veritas Stockholders' Meeting, as the case may be, to the extent necessary to ensure that any necessary supplement or amendment to the Proxy Statement is provided to the stockholders of Veritas and Seagate in advance of a vote relevant to the Merger and this Agreement. Subject to the terms of Section 5.2(c) hereof, Seagate and Veritas shall each use its commercially reasonable efforts to solicit proxies from its stockholders in favor of the adoption and approval of the items in clauses (i) and (ii) of the preceding sentence, as relevant, and shall take all other action necessary or advisable to secure the vote or consent of its stockholders required by the rules of the National Association of Securities Dealers, Inc., Delaware Law, The New York Stock Exchange, Inc. and all other applicable legal requirements to obtain such approval.

     (b) Subject to the terms of Section 5.2(c) hereof: (i) the Board of Directors of Seagate shall recommend that Seagate's stockholders vote in favor of and adopt and approve this Agreement and the Merger and the transactions contemplated under the OD Documents at the Seagate Stockholders' Meeting; (ii) the Proxy Statement shall include a statement to the effect that the Board of Directors of Seagate has recommended that Seagate's stockholders vote in favor of and adopt and approve this Agreement and the Merger and the transactions contemplated under the OD Documents at the Seagate Stockholders' Meeting, (iii) neither the Board of Directors of Seagate nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify in a manner adverse to Veritas, the recommendation of the Board of Directors of Seagate that the stockholders of Seagate vote in favor of and adopt and approve this Agreement and the Merger, and, unless this Agreement shall have been terminated, Seagate shall cause Seagate Software to vote the shares of Veritas Common Stock it holds in favor of the Share Increase and the Merger.

     (c) Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, nothing in this Agreement shall prevent the Board of Directors of Seagate from withdrawing, amending or modifying its recommendation in favor of this Agreement and the Merger (i) Seagate receives a Seagate Superior Offer (as defined below) and such Seagate Superior Offer is not withdrawn, (ii) neither Seagate nor any of its agents or representatives has violated any of the restrictions set forth in Section 5.4(a) hereof, and (iii) the Board of Directors of Seagate concludes in good faith, after consultation with its

                                      22-B
outside counsel, that, in light of such Seagate Superior Offer, the withholding, withdrawal, amendment or modification of such recommendation is necessary in order for the Board of Directors of Seagate to comply with its fiduciary obligations to the stockholders of Seagate under applicable law. For all purposes of and under this Agreement, the term "Seagate Superior Offer" shall mean a bona fide written offer made by a third party to consummate any of the following transactions: (a) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Seagate, pursuant to which the stockholders of Seagate immediately preceding the consummation of such transaction would hold less than fifty percent (50%) of the equity interest in the surviving or resulting entity of such transaction (or the ultimate parent entity thereof); (b) a sale or other disposition by Seagate of assets and properties (excluding inventory and used equipment sold in the ordinary course of business) representing more than fifty percent (50%) of Seagate's assets immediately prior to such sale or other disposition, or (c) the acquisition by any person or group (including by way of a tender offer or an exchange offer or issuance by Seagate), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing more than fifty percent (50%) of the voting power of the then outstanding shares of capital stock of the Seagate, in each case on terms that the Board of Directors of Seagate determines, in its reasonable judgment, after consultation with its financial advisor, to be more favorable to the stockholders of Seagate, from a financial point of view, than the terms of this Agreement and the Merger; provided, however, that any such offer shall not be deemed to be a "Seagate Superior Offer" if any financing required to consummate the transaction contemplated by such offer is not committed and is not likely in the judgment of the Board of Directors of Seagate to be obtained by such third party on a timely basis. Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, nothing in this Agreement shall prevent the Board of Directors of Seagate from withdrawing, amending or modifying its recommendation in favor of the transactions contemplated by the OD Documents, or terminating the OD Documents in accordance with their terms.

     5.3 Confidentiality. Veritas and Seagate acknowledge that they have previously entered into a Confidentiality Agreement (the "Confidentiality Agreement"), which shall continue in full force and effect in accordance with its terms.

     5.4  No Solicitation.

     (a) From the execution and delivery of this Agreement and until the earlier to occur of the Effective Time and termination of this Agreement pursuant to
Section 7.1 hereof, Seagate and its Subsidiaries shall not, and they shall cause their respective officers, directors, affiliates or employees or any investment banker, attorney or other advisor or representative retained by any of them not to, directly or indirectly (i) solicit, initiate, encourage or induce the making, submission or announcement of any Seagate Acquisition Proposal (as defined in Section 5.4(b) hereof), (ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Seagate Acquisition Proposal, (iii) engage in discussions with any person with respect to any Seagate Acquisition Proposal, (iv) subject to the terms of Section 5.2(c) hereof, approve, endorse or recommend any Seagate Acquisition Proposal, or (v) enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to any Seagate Acquisition Transaction (as defined in Section 5.4(b) hereof); provided, however, that until the date on which this Agreement is approved by the requisite vote of the stockholders of Seagate, the terms of this Section 5.4(a) shall not prohibit Seagate from

                                      23-B
furnishing information regarding Seagate and its Subsidiaries to, entering into a confidentiality or non-disclosure agreement with, or entering into discussions with, any person or group in response to a Seagate Superior Offer submitted by such person or group (and not withdrawn) if (a) neither Seagate nor any agents or representative of Seagate and its Subsidiaries shall have violated any of the restrictions set forth in this Section 5.4(a), (b) the Board of Directors of Seagate concludes in good faith, after consultation with its outside legal counsel, that such action is necessary in order for the Board of Directors of Seagate to comply with its fiduciary obligations to the stockholders of Seagate under applicable Law, (c) Seagate receives from such person or group an executed confidentiality or non-disclosure agreement containing customary limitations on the use and disclosure of all non-public written and oral information furnished to such person or group by or on behalf of Seagate and containing terms no less favorable to the disclosing party than the terms of the Confidentiality Agreement (including with respect to any standstill arrangements, unless the standstill arrangements in the Confidentiality Agreement are waived and (d) prior to furnishing any such non-public information to such person or group, or entering into negotiations or discussions, Seller notifies Purchaser promptly of such inquiries, proposals or offers received by, any such information requested from, or any such discussions or negotiations sought to be initiated or continued with, any of its representatives indicating, in connection with such notice, the name of the person and the terms and conditions of any inquiries, proposals or offers, and furnishes such non-public information to Veritas to the extent such information has not been previously furnished to Veritas. Seagate and its subsidiaries shall immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Seagate Acquisition Proposal.

     (b) For all purposes of and under this Agreement, the term "Seagate Acquisition Proposal" shall mean any offer or proposal (other than an offer or proposal by Veritas) relating to any Seagate Acquisition Transaction. For all purposes of and under this Agreement, "Seagate Acquisition Transaction" shall mean any transaction or series of related transactions, other than the transactions contemplated by this Agreement or the OD Documents, involving: (i) any acquisition or purchase from Seagate by any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) of more than fifteen percent (15%) in interest of the total outstanding voting securities of Seagate, or any tender offer or exchange offer that if consummated would result in any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) beneficially owning more than fifteen percent (15%) of the total outstanding voting securities of Seagate, or any merger, consolidation, business combination or similar transaction involving Seagate pursuant to which the stockholders of Seagate immediately preceding such transaction would hold less than fifteen percent (15%) of the equity interests in the surviving or resulting entity of such transaction; (ii) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than fifteen percent (15%) of the assets and properties of Seagate; or (iv) any liquidation or dissolution of Seagate, excluding, in all cases any disposition of the assets covered by the OD Documents.

     (c) In addition to the restrictions and obligations of Seagate set forth in
Section 5.4(a) hereof, Seagate as promptly as practicable, and in any event within twenty-four (24) hours, shall advise Veritas orally and in writing of any request received by Seagate for non-public information which Seagate reasonably believes could lead to a Seagate Acquisition Proposal or of any Seagate Acquisition Proposal, the material terms

                                      24-B
and conditions of such request or Seagate Acquisition Proposal, and the identity of the person or group making any such request or Seagate Acquisition Proposal. Seagate shall keep Veritas informed in all material respects of the status and details (including material amendments or proposed amendments) of any such request or Seagate Acquisition Proposal.

     5.5 Public Disclosure. Veritas and Seagate shall consult with each other and agree before issuing any press release or otherwise making any public statement with respect to the Merger, this Agreement, or a Seagate Acquisition Proposal and shall not issue any such press release or make any such public statement prior to such agreement, except as may be required by law or any listing agreement with a national securities exchange or the Nasdaq, in which case reasonable efforts to consult with the other party hereto shall be made prior to such release or public statement; provided, however, that no such consultation or agreement shall be required if, prior to the date of such release or public statement, Seagate shall have withheld, withdrawn, amended or modified its recommendation in favor of this Agreement and the Merger or the OD Documents and the transactions contemplated thereunder.

     5.6 Legal Requirements. Each of Veritas, Merger Sub and Seagate shall take all reasonable actions necessary or desirable to comply promptly with all legal requirements which may be imposed on them with respect to the consummation of the Merger and the other transactions contemplated hereby (including, without limitation, furnishing all information required in connection with approvals of, or filings with, any Governmental Entity, and prompt resolution of any litigation prompted hereby), and shall promptly cooperate with, and furnish information to, the other party hereto to the extent necessary in connection with any such requirements imposed upon either of them or their respective subsidiaries in connection with the consummation of the Merger and the other transactions contemplated hereby. Veritas shall use its commercially reasonable efforts to take such steps as may be necessary to comply with the securities and state "blue sky" securities laws of all jurisdictions which are applicable to the issuance of Veritas Common Stock pursuant to the Merger in accordance with this Agreement. Seagate shall use its commercially reasonable efforts to assist Veritas as may be necessary to comply with the securities and state "blue sky" securities laws of all jurisdictions which are applicable in connection with the issuance of Veritas Common Stock pursuant to the Merger in accordance with this Agreement.

     5.7 Notification of Certain Matters. Veritas shall give prompt notice to Seagate, and Seagate shall give prompt notice to Veritas, of the occurrence, or failure to occur, of any event, which occurrence or failure to occur would be reasonably likely to cause (i) any representation or warranty contained in this Agreement to be untrue or inaccurate at the Effective Time, such that the conditions set forth in Section 6.2(a) or Section 6.3(a) hereof, as the case may be, would not be satisfied or fulfilled as a result thereof, or (ii) any material failure of Veritas, Merger Sub or Seagate, as the case may be, or of any officer, director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement. Notwithstanding the foregoing, the delivery of any notice pursuant to this Section 5.7 shall not limit or otherwise affect the rights and remedies available hereunder to the party receiving such notice.

     5.8 Commercially Reasonable Efforts and Further Assurances. Subject to the respective rights and obligations of Veritas and Seagate under this Agreement, each of Veritas and Seagate shall use its respective commercially reasonable efforts to effectuate

                                      25-B
the Merger and the other transactions contemplated hereby, and to fulfill and cause to be fulfilled the conditions to the Closing under this Agreement. Each of Veritas and Seagate, at the reasonable request of the other party hereto, shall execute and deliver such other instruments, and do and perform such other acts and things, as may be necessary or desirable for effecting completely the consummation of the Merger and the other transactions contemplated hereby.

     5.9  Indemnification.

     (a) From and after the Effective Time, the Surviving Corporation shall fulfill and honor in all respects the obligations of Seagate pursuant to any indemnification agreements between Seagate and any of its directors and officers existing prior to the date hereof to the extent the obligations thereunder relate to the approval and adoption of the Merger. The Certificate of Incorporation and Bylaws of the Surviving Corporation shall contain the provisions with respect to indemnification, exculpation, expense advancement and elimination of liability for monetary damages relating to the approval and adoption of the Merger at least as favorable as is set forth in the Certificate of Incorporation and Bylaws of Seagate, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, at the Effective Time, were directors, officers, employees or agents of Seagate, unless such modification is required by law.

     (b) For a period of six (6) years after the Effective Time, Veritas shall use its commercially reasonable efforts to maintain in effect, if available, directors' and officers' liability insurance (or purchase tail coverage) covering those persons who are currently covered by Seagate's directors' and officers' liability insurance policy on terms comparable to those applicable to the then current directors and officers of Veritas.

     (c) In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers a material amount of its assets and properties to any person in a single transaction or a series of related transactions, then, and in each such case, the Surviving Corporation shall either guaranty the indemnification obligations of the Surviving Corporation under this Section 5.10, or shall make, or cause to be made, proper provision so that the successors and assigns of the Surviving Corporation assume the indemnification obligations of the Surviving Corporation under this Section 5.11 for the benefit of the parties entitled to the benefits of this Section 5.10 (the "Indemnified Parties"). The terms and provisions of this Section 5.10 are (a) intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, and (b) in addition to, and not in substitution for, any other rights to indemnification or contribution that any of the Indemnified Parties may have by contract or otherwise.

     (d) This Section 5.9 shall survive any termination of this Agreement and the consummation of the Merger at the Effective Time, and shall be binding on all successors and assigns of the Surviving Corporation.

     5.10 Tax-Free Reorganization. Neither Seagate nor Veritas shall, nor shall either permit any of its Subsidiaries to take or cause to be taken any action that would disqualify the Merger as a "reorganization" within the meaning of
Section 368(a) of the Code; provided, however, that neither party shall have any liability under this Section 5.10 as a result of any action contemplated hereunder or by the OD Documents.

                                      26-B

     5.11 Nasdaq Listing. Veritas shall authorize for listing on the Nasdaq the shares of Veritas Common Stock issuable pursuant to the Merger in accordance with this Agreement, upon official notice of issuance.

     5.12 Seagate Affiliate Agreement. Prior to the Seagate Stockholders Meeting, Seagate shall provide Veritas a complete and accurate list of those persons who may be deemed to be, in Seagate's reasonable judgment, affiliates of Seagate within the meaning of Rule 145 promulgated under the Securities Act (a "Seagate Affiliate"). Seagate shall provide Veritas with such information and documents as Veritas reasonably requests for purposes of reviewing and verifying the foregoing list. Seagate shall deliver or cause to be delivered to Veritas as promptly as practicable on or following the date hereof, but in no event later than the date the Proxy Statement is filed with the SEC, from each Seagate Affiliate an executed Affiliate Agreement, in customary form and substance reasonably satisfactory to Veritas (the "Seagate Affiliate Agreement"), each of which will be effective as of the Effective Time. Veritas shall be entitled to place appropriate legends on the certificates evidencing any Veritas Common Stock to be received by a Seagate Affiliate pursuant to the Merger in accordance with this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for the Veritas Common Stock.

     5.13 Regulatory Filings; Reasonable Efforts. As soon as practicable following the execution and delivery of this Agreement, Seagate and Veritas each shall file with the United States Federal Trade Commission (the "FTC") and the Antitrust Division of the United States Department of Justice ("DOJ") a Notification and Report Form relating to the Merger and the other transactions contemplated hereby as required by the HSR Act, as well as any comparable pre-merger notification forms required by the merger notification or control laws and regulations of any applicable jurisdiction, as agreed to by Seagate and Veritas. Seagate and Veritas each shall promptly (i) supply the other with any information which may be required in order to effectuate the foregoing filings, and (ii) supply any additional information which reasonably may be required by the FTC, the DOJ or the competition or merger control authorities of any other jurisdiction and which the parties may reasonably deem appropriate.

     5.14 Access to Information. From the date hereof until the Effective Date, Seagate will, and will cause each of its subsidiaries to (i) allow Veritas and its officers, employees, counsel, accountants, actuaries, consultants and other authorized representatives ("Representatives") to have full access to the books, records, contracts, properties, facilities, accountants, actuaries, consultants, advisors, management and personnel of Seagate and its subsidiaries at all reasonable times, (ii) furnish promptly to Veritas and its Representatives all information and documents concerning Seagate and its subsidiaries as Veritas or its Representatives may reasonably request and (iii) cause the respective officers, employees and Representatives of Seagate and its subsidiaries to cooperate in good faith with Veritas and its Representatives in connection with all such access.

     5.15  TRA Matters.

     (a) Form. The TRA Rights shall be evidenced by a non-transferable document in form and substance reasonably satisfactory to Veritas and Seagate, and shall contain legends to the effect that they are non-negotiable instruments as well as such other legends as may be required by law. The TRA Rights shall have an expiration date of March 31, 2003, after which time they shall expire without further act. After the expiration date of the TRA Rights, any TRA Amounts received by Veritas and its Affiliates shall be the property of Veritas without any obligation whatsoever to account therefor to former holders of the TRA Rights.

                                      27-B

     (b) Administration generally. On or prior to the Effective Time, Seagate shall designate one or more designees (the "Administrators") who shall be responsible for overseeing collection of the TRA Amounts and coordinating activities with representatives of Veritas and Purchaser with respect to Seagate Taxes. Veritas and Seagate will, prior to the Effective Time, cooperate in good faith with respect to establishing procedures and structures designed to maximize the aggregate value of the TRA Amount and minimize the amount of administrative costs. This may include the establishment of segregated accounts, pass-through trusts or similar devices (collectively, a "Collection Account") to receive periodic payments of TRA Amounts. The Administrators shall be entitled to charge the Collection Account a fee of 1% for all amounts deposited therein and distributed to holders of the TRA Rights.

     (c) Collection Amount. Following the Effective Time, Veritas shall forward to the Collection Account (and notify the Administrators of) any such refunds or credits after receipt or realization thereof by Veritas.

     (d) Payments. Any payments from Veritas required to be paid shall be made within 10 business days of the receipt of any refund or realization of credit as the case may be. Any such payments not made within such time period, shall be subject to an interest charge of 8% per annum.

     (e) Investments/Distributions. Amounts deposited in the Collection Account shall be invested in short-term money markets instruments, and shall be distributed to holders of TRA Rights on each calendar quarterly end commencing September 30, 2000.

     (f) Conduct of Audits and Other Procedural Matters. The Administrators shall have the right to initiate any claim for refund, credit or amended return that would give rise to a TRA Amount, and to control any audit, examination or contest with respect thereto, except if such audit, examination or contest may give rise to an indemnification obligation by Purchaser under the Indemnification Agreement, in which case the provisions of Section 6(d)(i) of the Indemnification Agreement shall control. Venus shall promptly forward to the Administrators all written notifications and other written communications, including if available the original envelope showing any postmark, from any taxing authority received by Venus or its affiliates relating to the TRA Amount.

     (g) Assistance and Cooperation. After the Effective Time, Veritas shall (and shall cause their respective Affiliates to):

          (i) Assist the Administrators in calculating the potential amount of the TRA Amount and included any Tax Returns prepaid by Veritas claims for refunds or credits designed to maximize the TRA Amount;

          (ii) Cooperate fully in preparing for any audits of, or disputes with taxing authorities regarding the TRA Amount;

          (iii) Make available to the other and to any taxing authority as reasonably requested all information, records, and documents relating to Taxes of Veritas, Seagate or any of their respective subsidiaries;

          (iv) Provide timely notice to the other in writing of any pending or threatened Tax audits or assessments relating to refunds or credits included or potentially includable by individuals in the TRA Amount; and

          (v) Furnish the other with copies of all correspondence received from any taxing authority in connection with any Tax audit which may affect refunds or credits included or potentially includable in the TRA Amount.
                                      28-B

     (h) Exculpation. In performing any duties under this Agreement, the Administrator shall not be liable to any party for damages, losses, or expenses, except for negligence or willful misconduct on the part of the Administrator. The Administrator shall not incur any such liability for (A) any act or failure to act made or omitted in good faith, or (B) any action taken or omitted in reliance upon any instrument, including any written statement or affidavit provided for in this Agreement that the Administrator shall in good faith believe to be genuine, nor will the Administrator be liable or responsible for forgeries, fraud, impersonations, or determining the scope of any representative authority. In addition, the Administrator may consult with legal counsel in connection with performing the Administrator's duties under this Agreement and shall be fully protected in any act taken, suffered, or permitted by him/her in good faith in accordance with the advice of counsel. The Administrator is not responsible for determining and verifying the authority of any person acting or purporting to act on behalf of any party to this Agreement.

     (i) Dragon Shares. Any Dragon Shares escrowed at the Effective Time or with respect to which the parties did not mutually agree to a value, shall be added to the TRA Amount, mutatis mutandis.

                                   ARTICLE VI

                            CONDITIONS TO THE MERGER

     6.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger and the other transactions contemplated hereby shall be subject to the satisfaction or fulfillment, at or prior to the Effective Time, of the following conditions:

          (a) Stockholder Approvals. This Agreement shall have been approved and adopted, and the Merger shall have been duly approved, by the requisite vote under applicable law by the stockholders of Seagate. The Share Increase and the Merger shall have been approved by the requisite vote of the Veritas stockholders.

          (b) Registration Statement Effective; Proxy Statement. The SEC shall have declared the Registration Statement effective. No stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of the Proxy Statement, shall have been initiated or threatened in writing by the SEC.

          (c) No Order; HSR Act. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger. All requirements, if any, under the HSR Act or equivalent foreign statute, rule, regulation or order relating to the transactions contemplated hereby shall have expired or terminated early.

          (d) Tax Opinions. Veritas and Seagate shall each have received substantially identical written opinions from their respective counsels, Willkie Farr & Gallagher and Wilson Sonsini Goodrich & Rosati, Professional Corporation, in form and substance reasonably satisfactory to them, to the effect that the Merger should constitute a "reorganization" within the meaning of Section 368(a) of the Code, and such opinions shall not have been withdrawn. The parties to this Agreement agree to make reasonable representations as requested by such counsel for the purpose of rendering such opinions.
                                      29-B

          (e) Closing of OD Documents. The closing of the transactions contemplated by the OD Documents shall have occurred without waiver of
     Section 9.2(a) and (b) or 9.3(a) and (b) of the OD Documents, and pursuant thereto, Seagate and Star Software shall not have (i) any assets or properties other than the Designated Assets, or (ii) any Liabilities (other than the Designated Liabilities) or other obligations (absolute, accrued contemplated or otherwise) for which Veritas is not entitled to indemnification under the Indemnification Agreement, and Seagate and Purchaser shall have provided Veritas with certificates by their respective Chief Financial Officers to the foregoing effect.

     6.2 Additional Conditions to Obligations of Seagate. The obligation of Seagate to consummate and effect the Merger and the other transactions contemplated hereby shall be subject to the satisfaction or fulfillment, at or prior to the Effective Time, of the following conditions, any of which may be waived, in writing, exclusively by Seagate:

          (a) Representations and Warranties. The representations and warranties of Veritas and Merger Sub contained in this Agreement shall have been true and correct in all material respects as of the date hereof, except where the failure to be so true and correct would not, in the aggregate, reasonably be expected to have a Material Adverse Effect on Veritas. In addition, the representations and warranties of Veritas contained in this Agreement shall be true and correct in all material respects on and as of the Effective Time (except for changes contemplated by this Agreement and except for those representations and warranties which address matters only as of a particular date, which shall have been true and correct only as of such particular date), with the same force and effect as if made on and as of the Effective Time, except in such cases where the failure to be so true and correct would not, in the aggregate, reasonably be expected to have a Material Adverse Effect on Veritas. Seagate shall have received a certificate with respect to the foregoing signed on behalf of Veritas by the Chief Executive Officer and the Chief Financial Officer of Veritas.

          (b) Agreements and Covenants. Veritas and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time, and Seagate shall have received a certificate to such effect signed on behalf of Veritas by the Chief Executive Officer and the Chief Financial Officer of Veritas.

     6.3  Additional Conditions to the Obligations of Veritas and Merger
Sub. The obligations of Veritas and Merger Sub to consummate and effect the Merger shall be subject to the satisfaction or fulfillment, at or prior to the Effective Time, of the following conditions, any of which may be waived, in writing, exclusively by Veritas:

          (a) Representations and Warranties. The representations and warranties of Seagate contained in this Agreement shall have been true and correct in all material respects as of the date hereof, except where the failure to be so true and correct would not, in the aggregate, reasonably be expected to have a Material Adverse Effect on Seagate. In addition, the representations and warranties of Seagate contained in this Agreement shall be true and correct in all material respects on and as of the Effective Time (except for changes contemplated by this Agreement and except for those representations and warranties which address matters only as of a particular date, which shall have been true and correct as of such particular date), with the same force and effect as if made on and as of the Effective Time, except in such cases where the failure to be so true and correct would not, in the aggregate, reasonably be expected to have a Material Adverse Effect on Seagate. Veritas shall

                                      30-B
     have received a certificate with respect to the foregoing signed on behalf of Seagate by the President and the Chief Financial Officer of Seagate. The representations and warranties in Section 2.3(b) hereof shall be true and correct in all material respects.

          (b) Agreements and Covenants. Seagate shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time, and the Veritas shall have received a certificate to such effect signed on behalf of Seagate by the President and the Chief Financial Officer of Seagate.

          (c) Indemnification Agreement Representations and Warranties. Each of the representations and warranties of the parties (other than Veritas) in the Indemnification Agreement (i) to the extent qualified by materiality shall be true and correct, and (ii) to the extent not qualified by materiality, shall be true and correct in all material respects, in each of cases (i) and (ii), on the date of this Agreement and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except as otherwise contemplated by this Agreement. The Indemnification Agreement shall be in full force and effect, and each Subsidiary of Purchaser shall have executed and delivered a joinder agreement in accordance with the terms of the Indemnification Agreement.

          (d) Financing. The Financing (as defined in the OD Documents) shall have closed on the terms and conditions specified in the Commitment Letters (as defined in the OD Documents) and no material change in the terms of such Financing shall have occurred which, in Veritas' reasonable judgment, would materially and adversely impact Purchaser's ability to timely satisfy its obligations under the Indemnification Agreement.

                                  ARTICLE VII

              TERMINATION, FEES AND EXPENSES; AMENDMENT AND WAIVER

     7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of this Agreement and the Merger by the stockholders of Seagate:

          (a) by mutual written consent, duly authorized by the Boards of Directors of Veritas and Seagate;

          (b) by either Seagate or Veritas, if the Merger shall not have been consummated by December 31, 2000; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to any party hereto whose failure to fulfill any obligation under this Agreement (including, without limitation, such party's obligation under Section 5.4 hereof) has been a principal cause of, or resulted in, the failure of the Merger to be consummated on or before such date

          (c) by either Seagate or Veritas, if a Governmental Entity shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree or ruling is final and nonappealable;

          (d) by either Seagate or Veritas, if (i) the requisite approval of the stockholders of Seagate under applicable law to approve this Agreement and the Merger shall not have been obtained by reason of the failure to obtain the requisite vote upon a vote

                                      31-B
     taken at a meeting of the stockholders of Seagate duly convened therefor or at any adjournment or postponement thereof; and (ii) the required approval by the stockholders of Veritas of the Share Increase (if not previously approved) and the Merger shall not have been obtained by reason of the failure to obtain the required vote at a meeting of Veritas stockholders duly convened therefor or at any adjournment thereto; provided, however, that a party's right to terminate this Agreement pursuant to this Section 7.1(d) shall not be available to Seagate if the failure to obtain the foregoing approval of the stockholders of that party shall have been caused by that party's action or failure to act in a manner which constitutes a material breach of this Agreement;

          (e) by Seagate, upon a breach by Veritas of any representation, warranty, covenant or agreement of Veritas in this Agreement, or if any representation or warranty of Veritas shall have become untrue, in either case such that the conditions set forth in Section 6.2(a) or Section 6.2(b) hereof would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, however, that if such inaccuracy in Veritas' representations and warranties, or breach by Veritas, is curable, then Seagate may not terminate this Agreement pursuant to this Section 7.1(e) for thirty-five
     (35) calendar days after delivery of written notice to Veritas of such breach, provided that Veritas continues to exercise commercially reasonable efforts to cure such breach (it being understood that Seagate may not terminate this Agreement pursuant to this Section 7.1(e) if such breach by Veritas is cured during such thirty-five (35)-day period);

          (f) by Veritas, upon a breach by Seagate of any representation, warranty, covenant or agreement of Seagate contained in this Agreement, or if any representation or warranty of Seagate shall have become untrue, in either case such that the conditions set forth in Section 6.3(a) or Section 6.3(b) hereof would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, however, that if such inaccuracy in Seagate's representations and warranties, or breach by Seagate, is curable then Veritas may not terminate this Agreement pursuant to this Section 7.1(f) for thirty-five (35) calendar days after delivery of written notice to Seagate of such breach, provided that Seagate continues to exercise commercially reasonable efforts to cure such breach (it being understood that Veritas may not terminate this Agreement pursuant to this Section 7.1(f) if such breach by Seagate is cured during such thirty-five (35)-day period);

          (g) by Seagate, if (i) prior to the receipt of the requisite approval of the stockholders of Seagate to this Agreement and the Merger, Seagate receives a Seagate Superior Offer and the Board of Directors of Seagate concludes in good faith, after consultation with its outside counsel, that in light of such Seagate Superior Offer, the termination of this Agreement in order to accept such Seagate Superior Offer is necessary in order for the Board of Directors of Seagate to comply with its fiduciary obligations to the stockholders of Seller under applicable law, and Seagate enters into an agreement contemplating, or consummates, a Seagate Acquisition Transaction, and (ii) Seagate has complied with all of its obligations under Section 5.4 hereof, and (iii) prior to the termination of this Agreement pursuant to this Section 7.1(g), pays Veritas the Seagate Termination Fee pursuant to Section 7.3(b)(ii) hereof; provided, that such termination may take place only after two (2) business days following Veritas' receipt of written notice advising Veritas that the Board of Directors of Seagate has received a Seller Superior Offer specifying the

                                      32-B
     material terms and conditions of such Seagate Superior Offer (and including a copy thereof with all accompanying documentation, if in writing), identifying the person making such Seagate Superior Offer and stating that it intends to make the determination set forth in clause (i) of this
     Section 7.1(g). After providing such notice, Seagate shall provide an opportunity to Veritas to make such adjustments in the terms and conditions of this Agreement as would enable Seagate to proceed with its recommendation to its stockholders without making the determination set forth in clause (i) of this Section 7.1(g); provided, further, however, that any such adjustment shall be at the discretion of Veritas at the time; or

          (h) by Veritas, if a Veritas Triggering Event shall have occurred. For all purposes of and under this Agreement, a "Veritas Triggering Event" shall be deemed to have occurred if: (i) the Board of Directors of Seagate (or any committee thereof) shall for any reason have withdrawn or shall have amended or modified in a manner adverse to Veritas its recommendation in favor of the adoption and approval of this Agreement or the Merger; (ii) Seagate shall have failed to include in the Proxy Statement the recommendation of the Board of Directors of Seagate in favor of the adoption and approval of this Agreement and the Merger or shall have taken any action or made any statement inconsistent with such recommendation; or
     (iii) a tender or exchange offer relating to securities of Seagate shall have been commenced by a person unaffiliated with Veritas, and Seagate shall not have sent to its securityholders pursuant to Rule 14e-2 promulgated under the Securities Act, within ten (10) business days after such tender or exchange offer is first published sent or given, a statement disclosing that Seagate recommends rejection of such tender or exchange offer; or

          (i) by Seagate, if: (i) the Board of Directors of Veritas (or any committee thereof) shall for any reason have withdrawn or shall have amended or modified in a manner adverse to Seagate its recommendation in favor of the Share Increase (if not previously approved) and the Merger; or
     (ii) Veritas shall have failed to include in the Proxy Statement the recommendation of the Board of Directors of Veritas in favor of the Share Increase (if not previously approved) and the Merger.

     7.2 Notice of Termination; Effect of Termination. Except as set forth in
Section 7.3(b), any termination of this Agreement pursuant to Section 7.1 hereof shall be effective immediately upon the delivery of written notice of the terminating party to the other party hereto. In the event of the termination of this Agreement pursuant to Section 7.1 hereof, this Agreement shall be of no further force or effect, except (i) as set forth in this Section 7.2, Section
7.3 hereof and Article VIII hereof, each of which shall survive the termination of this Agreement without limitation, and (ii) that nothing herein shall relieve any party from liability for any intentional breach of this Agreement. A change by the Veritas board of directors of its recommendation of approval of the Merger and/or the Share Increase shall be an intentional breach by Veritas of the terms hereof unless Veritas, at the time of such change, had the right to terminate this Agreement. In the event of the termination of this Agreement under circumstances whereby the Seagate Termination Fee shall be payable, either immediately or based upon the occurrence of a subsequent event, the provisions of any standstill or similar agreement that would prevent an acquisition by Veritas or any of its affiliates of capital stock or assets of Seagate or any affiliate of Seagate (such provisions being "standstill provisions") shall terminate without any further action on the Part of Veritas or Seagate, providing that (i) only such standstill provisions of any such agreement shall terminate and the remaining provisions thereof shall remain in full force and effect in accordance with their terms and (ii) no severability

                                      33-B
provisions of any such agreement shall be interpreted to require the replacement of such standstill provisions with any other provision.

     7.3  Fees and Expenses.

     (a) General. Except as set forth in this Section 7.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Merger is consummated.

     (b) Seagate Payments.

          (i) Seagate shall pay to Veritas in immediately available funds, within one (1) business day after such notice of termination is delivered, an amount equal to $440,000,000 (the "Seagate Termination Fee") if this Agreement is terminated by Veritas pursuant to Section 7.1(h) hereof.

          (ii) Seagate shall pay Veritas in immediately available funds, prior to the termination of this Agreement, an amount equal to the Seagate Termination Fee if this Agreement is terminated by Seagate pursuant to
     Section 7.1(g) hereof.

          (iii) Seagate shall pay to Veritas in immediately available funds, within one (1) business day after the date Seagate directly or indirectly enters into an agreement with any third party with respect to a Seagate Acquisition Transaction or a Seagate Acquisition Transaction is consummated, an amount equal to the Seagate Termination Fee if (A) this Agreement is terminated by Veritas pursuant to Section 7.1(d)(i) hereof and at such time was not terminable by Seagate pursuant to Section 7.1(d)(ii),
     (B) at any time after the date of this Agreement and at or before the Seagate Stockholder Meeting a Seagate Acquisition Proposal shall have been publicly announced or otherwise communicated to the Seagate, and (C) within twelve (12) months of the termination of this Agreement, Seagate directly or indirectly enters into an agreement with any third party with respect to a Seagate Acquisition Transaction or a Seagate Acquisition Transaction is consummated.

          (iv) Seagate shall pay to Veritas in immediately available funds, within one (1) business day after the first to occur of the events set forth in clause (d) below, an amount equal to the Seagate Termination Fee if (A) this Agreement is terminated by either party pursuant to Section 7.1(b) hereof and at such time was not terminable by Seagate pursuant to
     Section 7.1(d)(ii), (B) at any time after the date of this Agreement and at or before the Termination Date a Seagate Acquisition Proposal shall have been publicly announced or otherwise communicated to the Seagate, (C) following the public announcement or communication of such Seagate Acquisition Proposal and prior to any such terminations, Seagate shall have intentionally breached (and not cured after notice thereof) any of its covenants or agreements set forth in this Agreement in any material respect, which breach shall have contributed to the failure of the Closing to occur on or before the Termination Date, and (D) within twelve (12) months of the termination of this Agreement, Seagate directly or indirectly enters into an agreement with any third party with respect to a Seagate Acquisition Transaction or a Seagate Acquisition Transaction is consummated.

          (v) For all purposes of and under this Section 7.3, the term "Seagate Acquisition Proposal" shall mean any offer or proposal (other than an offer or proposal by Veritas relating to any Seagate Acquisition Transaction. For all purposes of and under this Section 7.3, "Seagate Acquisition Transaction" shall mean any transaction or series of

                                      34-B
     related transactions involving: (i) any acquisition or purchase from Seagate by any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) of more than fifty percent (50%) in interest of the total outstanding voting securities of Seagate, or any tender offer or exchange offer that if consummated would result in any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) beneficially owning more than fifty percent (50%) of the total outstanding voting securities of Seagate, or any merger, consolidation, business combination or similar transaction involving Seagate pursuant to which the stockholders of Seagate immediately preceding such transaction would hold less than fifty percent (50%) of the equity interests in the surviving or resulting entity of such transaction (or the ultimate parent entity thereof); (ii) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than fifty percent (50%) of the assets and properties of Seagate; or (iii) any liquidation or dissolution of Seagate, excluding in all cases any disposition of the assets covered by the OD Documents.

          (vi) Seagate acknowledges that the agreements contained in this
     Section 7.3(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Veritas would not enter into this Agreement.

     7.4 Amendment. Subject to applicable law, this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of the parties hereto.

     7.5 Extension; Waiver. At any time prior to the Effective Time any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other party hereto,
(ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right.

                                  ARTICLE VIII

                               GENERAL PROVISIONS

     8.1 Non-Survival of Representations and Warranties. The representations and warranties of Seagate and Veritas contained in this Agreement shall terminate at the Effective Time, and only the covenants and agreements that by their terms survive the Effective Time shall survive the Effective Time.

     8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or sent via facsimile (receipt confirmed) to the parties at the following addresses or facsimile numbers

                                      35-B

(or at such other address or facsimile numbers for a party as shall be specified by like notice):

        (a) if to Seagate, to:

            Seagate Technology, Inc.
            920 Disc Drive
            Scotts Valley, California 95066
            Attention: General Counsel
            Facsimile No.: 831-438-6675
            Telephone No.: 831-438-6550

            with copies to:

            Wilson Sonsini Goodrich & Rosati
            Professional Corporation
            650 Page Mill Road
            Palo Alto, California 94304-1050
            Attention: Larry W. Sonsini, Esq.
            Facsimile No.: 650-493-6811
            Telephone No.: 650-493-9300

            and to:

            Wilson Sonsini Goodrich & Rosati
            Professional Corporation
            One Market Plaza
            Spear Tower
            San Francisco, California 94105
            Attention: Michael J. Kennedy, Esq.
            Facsimile No.: 415-947-2099
            Telephone No.: 415-947-2000

            and to:

            Suez Acquisition Company (Cayman) Limited
            c/o Silver Lake Partners, L.P.
            2725 Sand Hill Road
            Building C, Suite 950
            Menlo Park, California 94025
            Attention: Dave Roux
            Facsimile: 650-233-8125
            Telephone: 650-233-8121

            with a copy to:

            Simpson Thacher & Bartlett
            425 Lexington Avenue
            New York, New York 10017-3954
            Attention: William E. Curbow, Esq.
            Facsimile: 212-455-2502
            Telephone: 212-455-2000

                                      36-B
            and to:

            TPG Partners, III, L.P.
            201 Main Street, Suite 2420
            Fort Worth, Texas 76102
            Attention: Richard A. Ekleberry, Esq.
            Facsimile: 817-871-4010
            Telephone: 817-871-4000

            with a copy to:

            Cleary, Gottlieb, Steen & Hamilton
            One Liberty Plaza
            New York, New York 10006
            Attention: Paul J. Shim, Esq.
            Facsimile: 212-225-3999
            Telephone: 212-225-2000

        (b) if to Veritas, Merger Sub or the Surviving Corporation, to:

            VERITAS Software Corporation
            1600 Plymouth Street
            Mountain View, California 94043
            Attention: General Counsel
            Facsimile: 650-526-2581
            Telephone: 650-335-8000

            with a copy to:

            Willkie Farr & Gallagher
            787 Seventh Avenue
            New York, New York 10019
            Attention: Michael A. Schwartz
            Facsimile: 212-728-8111
            Telephone: 212-728-8000

     8.3  Certain Interpretations.

     (a) When a reference is made in this Agreement to a Section or an Exhibit, such reference shall be to a Section or an Exhibit to this Agreement unless otherwise indicated.

     (b) The words "include," "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation."

     (c) The table of contents and headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement, or any term or provision hereof.

     (d) Reference to the subsidiaries of an entity shall be deemed to include all direct and indirect subsidiaries of such entity.

     8.4 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other party hereto, it being understood that each party hereto need not sign the same counterpart.

                                      37-B

     8.5 Entire Agreement. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Seagate Disclosure Schedule and the Veritas Disclosure Schedule (i) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall continue in full force and effect until the Closing and shall survive any termination of this Agreement, and (ii) except as is provided in Section 5.9 hereof, are not intended to confer upon any other person any rights or remedies hereunder.

     8.6 Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

     8.7 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

     8.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

     8.9 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

     8.10 Assignment. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the of the parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

     8.11 Waiver of Jury Trial. EACH OF VERITAS AND SEAGATE HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF VERITAS AND SEAGATE IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

                  [Remainder of Page Intentionally Left Blank]

                                      38-B

     IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed by their duly authorized respective officers, as of the date first above written.

                                          VERITAS SOFTWARE CORPORATION

                                          By:
                                          Name:
                                          Title:

                                          VICTORY MERGER SUB, INC.

                                          By:
                                          Name:
                                          Title:

                                          SEAGATE TECHNOLOGY, INC.

                                          By:
                                          Name:
                                          Title:

                                      39-B

                                    ANNEX C

                           INDEMNIFICATION AGREEMENT

     Indemnification Agreement, dated as of March 29, 2000, by and among VERITAS Software Corporation, a Delaware corporation ("Veritas"), Seagate Technology, Inc., a Delaware corporation ("Seagate"), Suez Acquisition Company (Cayman) Limited, a limited company organized under the laws of the Cayman Islands ("SAC"), and each Person who executes a Joinder Agreement (as defined below) pursuant to Section 4(f) hereof.

     WHEREAS, Seagate has determined to sell to SAC (the "Stock Purchase") all of the outstanding shares of capital stock of the Sold Subsidiaries (as defined below) pursuant to a Stock Purchase Agreement (the "Stock Purchase Agreement") between Seagate and SAC, dated as of the date hereof;

     WHEREAS, Seagate, Veritas and Victory Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Veritas ("Victory Sub"), have previously entered into an Agreement and Plan of Merger and Reorganization (the "Merger Agreement") dated as of the date hereof, providing for the merger of Victory Sub with and into Seagate (the "Merger");

     WHEREAS, consummation of the Stock Purchase is a condition precedent to the consummation of the Merger;

     WHEREAS, it is a condition precedent to the consummation of the Stock Purchase and the Merger that this Indemnification Agreement shall be in full force and effect; and

     WHEREAS, the parties to this Agreement have determined that it is necessary and desirable to set forth certain agreements that will govern various tax matters, indemnity matters and other matters that may arise in connection with the Stock Purchase and the Merger.

     NOW, THEREFORE, in consideration of the premises and of the mutual agreements, provisions and covenants contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

     SECTION 1. Definitions. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Stock Purchase Agreement. The following terms shall have the following definitions:

          "Financing Agreements" means the documents, instruments and agreements evidencing the Financing as the same may be amended, refinanced, replaced, modified or supplemented from time to time.

          "Loss" or "Losses" means any losses, claims, damages, deficiencies, liabilities, costs obligations, fines, penalties and expenses of any nature whatsoever (including reasonable expenses of investigation and reasonable attorney's fees and disbursements).

          "Material Adverse Effect" means a material adverse change in or effect with respect to the business, results of operations, properties, financial condition or prospects of SAC and its Subsidiaries, taken as a whole.

          "Person" means any individual, corporation, partnership, joint venture, limited liability company, association or other business entity.

                                       1-C

          "Pre-Purchase Tax Period" means any Tax Period ending on or before the end of the date of the Stock Purchase.

          "Pre-Purchase Taxes" shall mean (i) all liability for Taxes of Seagate and the Retained Subsidiaries for Pre-Purchase Tax Periods and (ii) all liability of Seagate and the Retained Subsidiaries for the Pre-Purchase portion of Taxes of such companies attributable to any Straddle Period as determined in accordance with Section 6(b) hereof, provided, however, that Taxes in respect of any transactions as of the date hereof undertaken at the written direction of Veritas shall be excluded.

          "Retained Subsidiary" means any Subsidiary of Seagate that is not a Sold Subsidiary.

          "SAC Indemnitor" means SAC and each Person who executes a Joinder Agreement pursuant to Section 4(f) hereof.

          "Stock Purchase Date" shall mean the date of the Stock Purchase.

          "Straddle Period" shall mean a taxable period of Seagate or a Retained Subsidiary that begins before the Stock Purchase Date and ends after the Stock Purchase Date.

          "Tax" or "Taxes" means (i) any tax, governmental fee or other like assessment or charge of any kind whatsoever (including, without limitation, withholding on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount imposed by any governmental authority (a "Taxing Authority") responsible for the imposition of any such tax (domestic or foreign), (ii) liability for the payment of any amounts of the type described in clause (i) above as a result of Seagate or any of its Subsidiaries, including the Sold Subsidiaries, being a member prior to the Stock Purchase Date of an affiliated, consolidated, combined or unitary group, or being a party to any agreement or arrangement entered into prior to the Stock Purchase Date as a result of which liability of Seagate or any of its Subsidiaries, including the Sold Subsidiaries, to a Taxing Authority is determined or taken into account with reference to the liability of any other person,
     (iii) liability of Seagate or any of its Subsidiaries, including the Sold Subsidiaries, for the payment of any amount as a result of being party to any tax sharing agreement or arrangement entered into prior to the Stock Purchase Date, or with respect to the payment of any amount of the type described in clause (i) or (ii) above as a result of any express or implied obligation arising prior to the Stock Purchase Date to indemnify any other Person and (iv) liability of Seagate or any of its Subsidiaries, including the Sold Subsidiaries, as a result of any express or implied obligation arising prior to the Stock Purchase Date to pay any Taxes of any Person or to "gross up" any Person for income received or deemed received as a result of any other Person paying Tax Liabilities of such Person.

     SECTION 2. Representations and Warranties of the SAC Indemnitors. The SAC Indemnitors jointly and severally represent and warrant to Veritas as of the date hereof, as of the Closing Date and as of the date of each Joinder Agreement as follows, each of which such representations and warranties shall survive the Closing Date:

          (a) Organization and Authority of the SAC Indemnitors. Each of the SAC Indemnitors is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all necessary corporate power and authority to enter into this Agreement, the Stock Purchase Agreement and

                                       2-C
     each Joinder Agreement to which it is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Stock Purchase Agreement by SAC and each Joinder Agreement by each Person who executes such Agreement, the performance by the SAC Indemnitors of their respective obligations hereunder and thereunder and the consummation by the SAC Indemnitors of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of the SAC Indemnitors. This Agreement and the Stock Purchase Agreement have been, and each Joinder Agreement will be, duly executed and delivered by the SAC Indemnitor party thereto, and (assuming due authorization, execution and delivery by each of the other respective parties thereto) each of this Agreement, the Stock Purchase Agreement and each Joinder Agreement constitutes or, when executed and delivered in accordance with the terms hereof, will constitute a legal, valid and binding obligation of the SAC Indemnitor Party thereto enforceable against the SAC Indemnitor party thereto in accordance with its terms.

          (b) No Conflict. The execution, delivery and performance of this Agreement and the Stock Purchase Agreement by SAC and each Joinder Agreement by each Person who executes such Agreement does not and will not after giving effect to the transactions contemplated by the Stock Purchase Agreement and the Financing (i) violate, conflict with or result in the breach of any provision of the charter or by-laws (or similar organizational documents) of any SAC Indemnitor, (ii) violate or conflict with any provision of law, or any order, judgment or decree of any court or other governmental or other regulatory authority applicable to any SAC Indemnitor or (iii) violate, conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would constitute a default) under any material contract, lease, loan agreement, mortgage, security agreement, trust indenture or other agreement or instrument to which any SAC Indemnitor is a party or by which any SAC Indemnitor is bound or to which any SAC Indemnitor's properties or assets is subject or (iv) result in the creation of any lien, charge or encumbrance of any kind whatsoever on any of the properties or assets of any SAC Indemnitor.

          (c) Consents and Approvals. The execution, delivery and performance of this Agreement and the Stock Purchase Agreement by SAC and each Joinder Agreement by each Person who executes such Agreement does not and will not require any material consent, approval, authorization, waiver or other order of, action by, filing with or notification to any governmental or regulatory authority, domestic or foreign, except as will be made or obtained prior to Closing by the SAC Indemnitor party thereto and remains in full force and effect.

     SECTION 3. Representations and Warranties of Veritas. Veritas represents and warrants to SAC as of the date hereof and as of the Closing Date as follows, each of which such representations and warranties shall survive the Closing
Date:

          (a) Organization and Authority of Veritas. Veritas is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all necessary corporate power and authority to enter into this Agreement and the Merger Agreement, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Merger Agreement by Veritas, the performance by Veritas of its obligations hereunder and thereunder and the

                                       3-C
     consummation by Veritas of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of Veritas. This Agreement and the Merger Agreement have been duly executed and delivered by Veritas, and (assuming due authorization, execution and delivery by each of the other respective parties hereto and thereto) this Agreement and the Merger Agreement constitute legal, valid and binding obligations of Veritas enforceable against Veritas in accordance with their terms.

          (b) No Conflict. The execution, delivery and performance of this Agreement and the Merger Agreement by Veritas does not and will not (i) violate, conflict with or result in the breach of any provision of the charter or by-laws of Veritas, (ii) violate or conflict with any provision of law, or any order, judgment or decree of any court or other governmental or other regulatory authority applicable to Veritas or (iii) violate, conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would constitute a default) under any material contract, lease, loan agreement, mortgage, security agreement, trust indenture or other agreement or instrument to which Veritas is a party or by which Veritas is bound or to which any of Veritas properties or assets is subject or (iv) result in the creation of any lien, charge or encumbrance of any kind whatsoever on any of the properties or assets of Veritas.

          (c) Consents and Approvals. The execution, delivery and performance of this Agreement and the Merger Agreement by Veritas does not and will not require any material consent, approval, authorization, waiver or other order of, action by, filing with or notification to any governmental or regulatory authority, domestic or foreign, except as has been made or obtained prior to Closing by Veritas and remains in full force and effect.

     SECTION 4. Certain Covenants.

     (a) Access to Books and Records of SAC; Financial Statements and
Reports. Upon the request of Veritas, SAC shall provide to representatives of Veritas and its Affiliates reasonable access to its books and records and shall cause its auditors to provide to the auditors of Veritas and its Affiliates reasonable access to SAC's auditors' work papers. For as long as SAC is required to do so, SAC shall provide Veritas with copies of any annual or quarterly financial statements and reports that it is required to deliver to the lenders providing senior financing in the Financing, and any requests for waivers of any term or provisions in the Financing Documents, in each case, at the same times provided for in the Financing Agreements. The provisions contained in this
Section 4(a) shall terminate and be of no further effect from and after the fifth anniversary of the Stock Purchase Date.

     (b) Retention of Documents. Subject to Section 6(f) hereof, each of the SAC Indemnitors agrees that it will preserve all documentation relating to the transactions contemplated by the Stock Purchase Agreement or this Agreement and each of Veritas and Seagate agrees that it will preserve all documentation relating to (i) Seagate, the Sold Subsidiaries, and the Retained Subsidiaries for any Pre-Purchase Tax Period and any Straddle Period, and (ii) the Merger Agreement, Designated Assets and Designated Liabilities (other than documentation transferred to SAC pursuant to the terms of the Stock Purchase Agreement), in each case to the extent required by applicable law or by such party's document retention policies, whichever is longer, as in effect from time to time. The provisions contained in this Section 4(b) shall terminate and be of no further effect from and after the eighth anniversary of the Stock Purchase Date.

                                       4-C

     (c) Notice of Certain Events. SAC shall promptly, but in no event more than five business days after receiving notification or obtaining knowledge thereof, provide written notice to Veritas of any event which would have a Material Adverse Effect or materially impair the ability of any SAC Indemnitor to perform fully its obligations hereunder.

     (d) Conduct of Business. Upon and after the Closing Date, SAC will preserve, renew and keep in full force and effect its corporate existence and take all reasonable action to maintain all rights, privileges and franchises necessary or desirable in the normal conduct of its business.

     (e) Financing Agreements. Prior to the Closing, SAC shall furnish to Veritas true and complete copies of the Financing Agreements and, promptly following any amendments thereto, true and complete copies of such amendments. The provisions contained in this Section 4(e) shall terminate and be of no further effect from and after the fifth anniversary of the Stock Purchase Date.

     (f) Joinder Agreements. On the Closing Date, SAC shall cause each of the Sold Subsidiaries to execute and deliver to Veritas a Joinder Agreement in the form of Annex I hereto (a "Joinder Agreement"). Thereafter, SAC shall cause any Person that becomes a Subsidiary of SAC to, on the date such Person becomes a Subsidiary of SAC, execute and deliver to Veritas a Joinder Agreement. Any Person executing a Joinder Agreement shall, upon executing the same, deliver to Veritas a certified copy of the charter and by-laws, or similar organizational documents, of such Person together with resolutions of the Board of Directors (or comparable governing body) of such Person approving the execution and delivery of the Joinder Agreement.

     SECTION 5. Indemnification. In addition to the obligations of the parties contained in Section 6 hereof, from and after the Closing Date:

          (a) Each of the SAC Indemnitors jointly and severally agrees to indemnify, defend and hold harmless Veritas and Seagate and their respective Affiliates including the Retained Subsidiaries (the "Veritas Indemnitees") from and against any and all Losses as they are incurred or suffered by any Veritas Indemnitee arising out of or in connection with or related to (but only to the extent arising out of or in connection with or related to):

             (i) all Liabilities (other than Designated Liabilities and other than in respect of Taxes, which are the subject of Section 6 hereof) arising out of or related to (A) the ownership, operations or conduct by Seagate and its predecessors or Affiliates (other than Veritas and its Subsidiaries) of their respective businesses, properties, assets or liabilities on or prior to the Closing Date, or (B) the ownership, operations or conduct by SAC or any of its Subsidiaries of their respective businesses, properties, assets or liabilities from and after the Closing Date;

             (ii) the enforcement by the Veritas Indemnitees of their respective rights under this Agreement;

             (iii) any breach by SAC of any agreement, obligation, covenant, representation or warranty contained in this Agreement, the Stock Purchase Agreement or any agreement or document entered into in connection therewith or delivered pursuant thereto to which SAC is a party.

          (b) Veritas and Seagate agree to indemnify, defend and hold harmless SAC and each of its Subsidiaries from and against any and all Losses, as they are incurred or

                                       5-C
     suffered by SAC or its Subsidiaries, arising out of or in connection with or related to (but only to the extent arising out of or in connection with or related to):

             (i) all Designated Liabilities;

             (ii) all Liabilities of or related to the ownership, operations or conduct by Seagate or the Retained Subsidiaries of their respective businesses, properties, assets or liabilities subsequent to the Closing Date;

             (iii) the enforcement by SAC and its Subsidiaries of their respective rights under this Agreement; and

             (iv) any breach by Veritas of any agreement, obligation, covenant, representation or warranty contained in this Agreement, the Merger Agreement or any agreement or document entered into in connection therewith or delivered pursuant thereto to which Veritas is a party.

     SECTION 6. Taxes.

     From and after the Closing Date:

          (a) Each of the SAC Indemnitors jointly and severally agrees to indemnify and hold the Veritas Indemnitees harmless from all Losses (other than Designated Liabilities) attributable to (i) Pre-Purchase Taxes of Seagate and the Retained Subsidiaries, and (ii) Taxes, whenever arising, of the Sold Subsidiaries or attributable to assets transferred to the Sold Subsidiaries in connection with the Stock Purchase and the Merger; provided, however, that the SAC Indemnitors shall not be obligated to indemnify the Veritas Indemnitees for any Taxes attributable to, or arising from, the transactions contemplated by the OD Documents (as defined in the Stock Purchase Agreement), other than the Split and the sale of shares of the capital stock of the Sold Subsidiaries (including any gain from any Section 338(h)(10) election made with respect to such sale).

          (b) For purposes of determining whether Taxes are Pre-Purchase Taxes described in clause 6(a)(i) above, in the case of a Straddle Period of Seagate or a Retained Subsidiary, the SAC Indemnitors shall be solely responsible for all Taxes attributable to the portion of the period ending on, and which includes, the Stock Purchase Date, and Veritas shall be solely responsible for all Taxes attributable to the portion of the period which begins after the Stock Purchase Date. For purposes hereof, the portion of any Tax that is attributable to the portion of a Straddle Period up to and including the Stock Purchase Date shall be (i) in the case of a Tax that is not based on net income, gross income, sales or gross receipts (including real property taxes), the total amount of such Tax for the period in question multiplied by a fraction, the numerator of which is the number of days in the Straddle Period up to and including the Stock Purchase Date, and the denominator of which is the total number of days in such Straddle Period, and (ii) in the case of a Tax that is based on any of net income, gross income, sales or gross receipts, the Tax that would be due with respect to the portion of the Straddle Period through and including the Stock Purchase Date, if such portion of the Straddle Period were a separate taxable period, except that exemptions, allowances, deductions or credits that are calculated on an annual basis (such as the deduction for depreciation or capital allowances) shall be apportioned on a per diem basis.

          The Veritas Indemnitees shall indemnify and hold harmless the SAC Indemnitors from and against (i) any Taxes of Seagate for which the SAC Indemnitors are

                                       6-C
     not obligated to indemnify the Veritas Indemnitees under Section 6(a), and
     (ii) any Taxes arising out of or attributable to the breach of any representation or covenant contained in this Indemnification Agreement by the Veritas Indemnitees.

          With regard to any Loss for which indemnification is payable hereunder, such payment shall be treated for federal, state, local and foreign tax purposes as an adjustment to the Purchase Price in the Stock Purchase Agreement, unless otherwise required under applicable law. The amount of any such payment shall be net of any Tax on the Indemnified Party arising from such payment and shall be adjusted to take into account any net Tax benefit or net Tax detriment realized by the Indemnified Party that arises from the occurrence of the Loss for which such payment was made; provided that no payment shall be made by the SAC Indemnitors in respect of any Taxes payable by any Veritas Indemnitee in respect of an indemnification payment hereunder (the "Gross-Up Amount") except if and to the extent that the aggregate cumulative taxable income of the Veritas Indemnitees that would otherwise give rise to Gross-Up Amounts exceeds the Available Loss Amount (as reduced from time to time to the extent used to reduce Pre-Purchase Taxes). The "Available Loss Amount" shall mean an amount determined by the Closing Date or as soon as practicable thereafter by a Big Five accounting firm mutually selected by SAC and Veritas as being equal to the best available estimate as of the date of determination of the excess of (x) the aggregate losses of Seagate and its consolidated group arising on or before the Stock Purchase Date or arising from the transactions contemplated by the Stock Purchase Agreement or Merger Agreement (but not taking into account any gain or income recognized in respect of the Designated Assets in Parts A, B and C of Schedule II of the Merger Agreement), including the exercise of options in connection with the Merger or the Stock Purchase Agreement, over (y) the amount of such losses as are estimated will be taken into account in determining the TRA Amount.

          (c)(i) A draft of all Tax Returns relating to Seagate and the Retained Subsidiaries which are to be filed after the Stock Purchase Date, but which relate to a Pre-Purchase Tax Period or Straddle Period, including the federal consolidated income Tax Return of the affiliated group of which Seagate is the common parent for the period ending with the Merger, shall be prepared by Ernst & Young or any other Big Five accounting firm (the "Tax Return Preparer") chosen by SAC. Any such Tax Return shall be prepared in a manner consistent with past practice and without a change of any election or any accounting method. A copy of such draft shall be furnished to Veritas at least 30 days prior to the due date for each such Tax Return for review and comment. Veritas shall be entitled to suggest such revisions to each such Tax Return as it, in its good faith belief, considers appropriate to minimize the risk of an audit adjustment to such Tax Return, which suggestions shall be considered in good faith by SAC. If Veritas reasonably objects to any position taken in such draft Tax Return, Seagate shall amend such draft Tax Return to reflect an alternative position suggested by Veritas, unless Seagate provides Veritas with an opinion from the Tax Return Preparer that there is substantial authority (within the meaning of Section 6662 of the Code and applicable Treasury regulations) to support the initial position. All other decisions regarding Tax Returns shall be made by SAC. Veritas shall execute and file such Tax Returns as so revised on a timely basis and shall pay the Taxes shown due on such Tax Return. SAC will pay over to Veritas the amount of Taxes shown due at least five days prior to the date such Tax Return is to be filed. SAC agrees that it shall be responsible for the preparation and filing of all Tax Returns of the Sold Subsidiaries and pay the Tax shown due thereon.

                                       7-C

          (ii) The parties shall cooperate with each other in the preparation of any Tax Return and the conduct of any audit or other proceeding, judicial or administrative (collectively, a "Tax Proceeding"), involving Taxes of Seagate, the Sold Subsidiaries and the Retained Subsidiaries. Veritas and SAC, without charge, shall provide the requesting party with such assistance and documents as may be reasonably requested by such party in connection with the preparation of any return or the conduct of any audit or other Tax Proceeding. Veritas and SAC agree to keep each other fully informed of all matters relating to any Tax Return, or Tax Proceeding, including without limitation any settlement negotiations in the event that such Tax Proceeding may involve Taxes for which an indemnity obligation may arise under this Section 6.

          Notwithstanding anything else to the contrary in this Section 6, the obligations of the SAC Indemnitors pursuant to this Section 6 shall be calculated by assuming no election has been made pursuant to Section 172(b)(3) of the Code, Treasury Regulation section 1.1502-21(b)(3), or any similar or successor provision, to waive the carryback of losses arising from the exercise of options in connection to the Merger or the Stock Purchase or any losses arising on or before the Stock Purchase Date and by assuming that all losses, credits and other tax attributes are used in the order provided under the applicable provisions of the Code and Treasury Regulations.

          (d)(i) If a claim in respect of Taxes (a "Tax Claim") is made or threatened by any Taxing Authority that, if successful, could result in an indemnity obligation under Section 6, Veritas shall promptly notify SAC, stating the nature and basis of such claim and the amount thereof, to the extent known. Failure to give such notice shall not relieve the SAC Indemnitors from any liability that they may have on account of this indemnification or otherwise, except to the extent that the SAC Indemnitors are materially prejudiced in the defense of such claim thereby. SAC will have the right, at its option, upon timely notice to Veritas, to assume at its own expense control of any audit or other defense of such Tax Claim with its own counsel, and by assuming such control will be deemed to have acknowledged its indemnification liability for such claim. SAC's right to control such a Tax Claim will be limited to issues in respect of which amounts in dispute would be paid by the SAC Indemnitors or for which the SAC Indemnitors would be liable pursuant to Section 6. Costs of such Tax Claims are to be borne by the SAC Indemnitors unless the Tax Claim relates to a Straddle Period.

          (ii) In the case of any Tax Proceeding involving liability for Tax of Seagate, a Retained Subsidiary or any Sold Subsidiary for which Seagate or a Retained Subsidiary could be liable if such Tax were unpaid (without regard to any indemnity obligation of SAC), (A) Veritas at its expense and through counsel of its choosing, shall have the right to observe all hearings, trials and other proceedings, attend all settlement and other conferences and receive copies of all material briefs and submissions and
     (B) notwithstanding the control rights granted to SAC in clause (i) above, Veritas shall have the right to control the Tax Proceeding and make all decisions in respect thereof in the case of any Tax proceeding involving the liability for Tax of Seagate or the Retained Subsidiaries if Veritas waives its right to obtain indemnity under this Section 6.

          (e) If the parties disagree as to the amount of any payment to be made under or on any other matter arising under this Section 6, the parties shall attempt in good faith to resolve such dispute, and any agreed-upon amount shall be paid to the appropriate party. If such dispute is not resolved within 15 days following written

                                       8-C
     notice from any party hereto to an other party hereto that a dispute subject to this subsection (f) exists, then the parties shall jointly retain an independent accounting firm to resolve the dispute. If and to the extent that a dispute presents legal issues, the independent accounting firm shall have authority to consult an independent law firm. The fees of the independent accounting firm and the independent law firm shall be borne by the party that does not substantially prevail in the dispute; the independent accounting firm shall make a determination regarding liability for expenses. The decision of such independent accounting firm and/or the independent law firm shall be rendered within ten (10) days following final submissions by the parties to such firm and shall be final and binding on all parties; provided, however, that if there is a subsequent adjudication or other determination of a fact or matter assumed, but not decided in the decision of such accounting firm or law firm, the decision of such accounting firm or law firm shall be appropriately adjusted and the parties shall adjust the payments made accordingly. Following the decision of the independent accounting firm and/or the independent law firm, the parties shall each take or cause to be taken any action that is necessary or appropriate to implement such decision of the independent accounting firm and/or the independent law firm.

          (f) Notwithstanding any other provision of this Agreement, Veritas, on the one hand, and SAC, on the other hand, shall retain all Tax Returns, schedules and workpapers, and all material records or other documents relating thereto, until the later of (i) sixty (60) days following the expiration of the statute of limitations (including extensions, waivers and mitigations thereof) of the taxable years to which such Tax Returns and other documents relate or (ii) one hundred twenty (120) days after the delivery of notice to the other party to the effect that it shall dispose of such Tax Returns or other documents, unless it is requested by such party within one hundred twenty (120) days of delivery of such notice (with which request it shall comply within thirty (30) days of receipt) that it transfer such Tax Returns or other documents to such other party. Any information obtained under this Section 6 shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns or claims for refund or in conducting any audit or other proceeding.

     SECTION 7. Termination of Tax Sharing Agreement. All tax sharing or similar agreements (if any) between Seagate and its Affiliates, on the one hand, and the Sold Subsidiaries, on the other, are terminated as of the Closing Date without any further liability to any party thereto and shall be of no further force and effect. All claims for indemnification for Taxes between the parties shall be made and resolved in accordance with the terms of this Agreement.

     SECTION 8. [Reserved]

     SECTION 9. Indemnification Procedure.

     (a) Except as may be otherwise provided pursuant to Section 6 hereof, any party entitled to indemnification hereunder (each, an "Indemnified Party") shall, with respect to claims asserted against any such Indemnified Party by any third party (a "Third-Party Claim"), give written notice to the party against whom indemnification is sought (the "Indemnifying Party") of any liability which might give rise to a claim for indemnity hereunder within thirty (30) days of the receipt of any written claim or notice from any such third party, but no later than twenty (20) days prior to the date any answer, responsive pleading or other response may be due with respect thereto, and with respect to any other matter for which any Indemnified Party may seek indemnification hereunder, the

                                       9-C

Indemnified Party shall give prompt written notice to the Indemnifying Party of any liability which might give rise to a claim for indemnity; provided, however that any failure to give such notice will not release the Indemnifying Party from its obligations hereunder except to the extent that the rights of the Indemnifying Party are materially prejudiced thereby.

     (b) Except with respect to claims governed by Section 6 hereof which shall be governed by the provisions thereof, the Indemnifying Party, upon receipt of such notice, shall be entitled to participate in or, at the Indemnifying Party's option, assume at its own expense the defense, appeal or settlement of such Third-Party Claim with respect to which such indemnity has been invoked with counsel of its own choosing (who shall be reasonably satisfactory to the Indemnified Party); provided, however, that if the Indemnifying Party assumes the defense, appeal or settlement of such Third-Party Claim, (i) the Indemnified Party shall be entitled to employ one counsel to represent itself if an actual conflict of interest exists in the opinion of counsel to the Indemnified Party between the Indemnifying Party and the Indemnified Party in respect of such Third-Party Claim and in that event and only in that event the reasonable fees and expenses of such counsel shall be paid by the Indemnifying Party (it being understood that all Indemnified Parties may employ not more than one counsel to represent them at the expense of the Indemnifying Party) and (ii) the Indemnified Party shall nevertheless be entitled to participate in (but not direct) the defense thereof with counsel of its own choice and, subject to clause (i) above, at its own expense. Any Indemnified Party is hereby authorized prior to the date on which it receives written notice from the Indemnifying Party that it intends to assume the defense, appeal or settlement of such Third-Party Claim, to file any motion, answer or other pleading and take such other action which it shall reasonably deem necessary to protect its interest or that of the Indemnifying Party until the date on which the Indemnified Party receives such notice from the Indemnifying Party.

     (c) No claim or demand may be settled by the Indemnified Party without the consent of the Indemnifying Party, which consent shall not be unreasonably delayed or withheld. Unless the claim or demand seeks only dollar damages (all of which are to be paid by the Indemnifying Party), no such claim or demand may be settled by the Indemnifying Party without the consent of the Indemnified Party, which consent shall not be unreasonably delayed or withheld.

     (d) The parties agree to cooperate in defending such Third-Party Claims and the Indemnified Party shall provide such cooperation and such access to its books, records and properties as the Indemnifying Party may reasonably request with respect to any matter for which indemnification is sought hereunder, and the parties hereto agree to cooperate with each other in order to insure the proper and adequate defense thereof.

     (e) With regard to Third-Party Claims for which indemnification is payable hereunder, indemnification shall be paid by the Indemnifying Party within five
(5) business days following the earlier to occur of:

          (i) entry of a final non-appealable judgment by a court of competent jurisdiction or arbitration panel against an Indemnified Party which has not been stayed pending appeal; or

          (ii) a settlement of the claim, in accordance with the terms of such settlement.

     With regard to any claim for Taxes subject to Section 6 hereof, indemnification shall be paid by the SAC Indemnitees within five (5) business days following receipt by SAC

                                      10-C
of written notice from Veritas stating that any amount subject to indemnification under such Section 6 has been paid by Veritas and the amount thereof and the indemnity payment requested.

     With regard to any other claim for which indemnification is payable hereunder, indemnification shall be paid promptly by the Indemnifying Party upon demand by the Indemnified Party but in any event within thirty (30) business days following any such demand, provided that any such demand shall include a reasonably detailed description of the claims giving rise to such demand.

     (f) The Indemnifying Parties agree to reimburse the Indemnified Parties for any indemnifiable Losses under the provisions of this Agreement as such Losses are incurred, provided, however, that if it is finally determined that any Indemnified Party was not entitled to any amount paid as indemnity with respect to such Losses, such Indemnified Party shall promptly refund all amounts to which such Indemnified Party was not entitled to the Indemnifying Parties that paid such amounts.

     SECTION 10. No Contribution. The Indemnifying Parties shall not be entitled to seek or obtain any contribution, reimbursement or other participation, direct or indirect, from any Indemnified Party in respect of any payment made or to be made by any Indemnifying Party hereunder or arising out of this Agreement, notwithstanding the fact that the Loss for which any Indemnifying Party is liable results from or is contributed to by any breach by any Indemnified Party or any misrepresentation by any Indemnified Party contained in the Merger Agreement, the Stock Purchase Agreement, this Agreement or any agreement, document, instrument or schedule referred to herein or therein or contemplated hereby or thereby.

     SECTION 11. Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect; provided, however that if any mutual covenant contained herein is declared invalid or unenforceable with respect to Veritas and its Affiliates (including Seagate and any Retained Subsidiary following the Closing), on the one hand, or SAC and its Affiliates, on the other hand, by any court of competent jurisdiction or governmental authority, such mutual covenant shall become invalid or unenforceable with respect to the opposite group to such covenant and provided further, that this Section 11 shall not be construed to affect any other rights of any party hereto under applicable principles of contract law, including without limitation the principles of failure of consideration and mutual dependency.

     SECTION 12. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered in person, by verified telecopy, by expedited delivery service (such as Federal Express) or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties as follows:

        (i)    if to Veritas (and, after Closing, Seagate), to:

               VERITAS Software Corporation
               1600 Plymouth Street
               Mountain View, California 94043
               Attention: General Counsel
               Facsimile: 650-526-2581
               Telephone: 650-335-8000

                                      11-C
               with a copy to:

               Willkie Farr & Gallagher
               787 Seventh Avenue
               New York, NY 10019
               Attention: Michael A. Schwartz, Esq.
               Facsimile: 212-728-8111
               Telephone: 212-728-8000

        (ii)   if to Seagate (prior to Closing), to:

               Seagate Technology, Inc.
               920 Disc Drive
               P.O. Box 66360
               Scotts Valley, California 95067
               Attention: General Counsel
               Facsimile: 831-438-6675
               Telephone: 831-439-5370

               with a copy to:

               Wilson Sonsini Goodrich & Rosatti
               Professional Corporation
               650 Page Mill Road
               Palo Alto, California 94304-1050
               Attention: Larry W. Sonsini, Esq.

               and to:

               Wilson Sonsini Goodrich & Rosatti
               Professional Corporation
               One Market Street
               Spear Tower, Suite 3300
               San Francisco, California 94105
               Attention: Michael J. Kennedy, Esq.
               Facsimile: 415-947-2099
               Telephone: 415-947-2000

        (iii)   if to SAC, to:

                Suez Acquisition Company (Cayman) Limited
                c/o Silver Lake Partners, L.P.
                2725 Sand Hill Road
                Building C, Suite 950
                Attention: Dave Roux
                Facsimile: 650-2338125
                Telephone: 650-233-8121

               with a copy to:

               Simpson Thacher & Bartlett
               425 Lexington Avenue
               New York, New York 10017-3954
               Attention: William Curbow, Esq.
               Facsimile: 212-455-2502
               Telephone: 212-455-2000

                                      12-C
               and to:

               TPG Partners III, L.P.
               201 Main Street, Suite 2420
               Fort Worth, Texas 76102
               Attention: Richard A. Ekleberry, Esq.
               Facsimile: 817-871-4010
               Telephone: 817-871-4000

               with a copy to:

               Cleary, Gottlieb, Steen & Hamilton
               One Liberty Plaza
               New York, New York 10006
               Attention: Paul J. Shim, Esq.
               Facsimile: 212-225-3999
               Telephone: 212-225-2000

Such notice shall be effective on the day following receipt of delivery in person, by verified telecopy or by expedited delivery service and shall be effective four days after mailing in accordance with the foregoing. The person to whom notice is to be given, and any address, may be changed from time to time in the manner set forth above (provided that any such change shall be effective only upon receipt thereof).

     SECTION 13. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. Venue for any legal action under this Agreement shall be in the federal or state courts located in the State and County of New York, All parties hereunder hereto hereby submit themselves to the jurisdiction of such courts for the purpose of this Agreement and hereby waive trial by jury in any action, counterclaim or proceeding of any kind arising under or out of or in connection with this Agreement, the negotiations leading thereto, the inducements to the parties to enter into this Agreement and to the transactions it contemplates.

     SECTION 14. Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

     SECTION 15. Parties-in-Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

     SECTION 16. Counterparts. This Agreement may be executed in two counterparts, each of which shall be deemed to be an original, but both of which shall constitute one and the same agreement, provided that at least one counterpart is executed by each party herein named.

     SECTION 17. Successors. All agreements of the parties in this Agreement shall bind their respective successors, provided that upon written request by SAC following the sale of any of its Subsidiaries to an unaffiliated third party, Veritas shall execute and deliver a release of such Subsidiary of its obligations hereunder.

     SECTION 18. Assignment. This Agreement is not assignable by either party hereto without the prior written consent of the other party hereto.

                                      13-C

     IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its officers thereunto duly authorized, all as of the day and year first above mentioned.

                                          VERITAS SOFTWARE CORPORATION

                                          By:
                                          Its:

                                          SEAGATE TECHNOLOGY, INC.

                                          By:
                                          Its:

                                          SUEZ ACQUISITION COMPANY (CAYMAN)
                                          LIMITED

                                          By:
                                          Its:

                                      14-C

                                    ANNEX D

                       CONSOLIDATED AMENDMENT AND CONSENT

                           CONSOLIDATED AMENDMENT TO
                  STOCK PURCHASE AGREEMENT, AGREEMENT AND PLAN
    OF MERGER AND REORGANIZATION, AND INDEMNIFICATION AGREEMENT, AND CONSENT

     THIS AMENDMENT TO STOCK PURCHASE AGREEMENT, AGREEMENT AND PLAN OF MERGER AND REORGANIZATION, AND INDEMNIFICATION AGREEMENT, AND CONSENT (this "AGREEMENT") is made and entered into as of August 29, 2000 by and among Suez Acquisition Company (Cayman) Limited, a limited company organized under the laws of the Cayman Islands ("SUEZ"), Seagate Technology, Inc., a Delaware corporation ("SEAGATE"), Seagate Software Holdings, Inc., a Delaware corporation ("SSHI"), VERITAS Software Corporation, a Delaware corporation ("VERITAS"), and Victory Merger Sub, Inc., a Delaware corporation ("MERGER SUB").

                                    RECITALS

     A. On March 29, 2000, Suez, Seagate and SSHI entered into a Stock Purchase Agreement (the "STOCK PURCHASE AGREEMENT") pursuant to which, among other things, Seagate and SSHI agreed to sell to Suez (or one of its Designees), and Suez agreed to purchase (or cause one of its Designees to purchase) from Seagate and SSHI, all outstanding Shares of the Sold Subsidiaries (as such terms are defined in the Stock Purchase Agreement) upon the terms and subject to the conditions set forth therein. Capitalized terms used but not otherwise defined in Article I hereof shall have the respective meanings ascribed thereto in the Stock Purchase Agreement. In April 2000, Suez, Seagate and SSHI agreed to reduce the amount stated in the definition of Required Cash under the Stock Purchase Agreement from $800,000,000 to $775,000,000.

     B. Suez, Seagate and SSHI desire to amend certain terms of the Stock Purchase Agreement, as more fully set forth herein.

     C. On March 29, 2000, Veritas, Merger Sub and Seagate entered into an Agreement and Plan of Merger and Reorganization (the "MERGER AGREEMENT") pursuant to which, among other things, upon the terms and subject to the conditions of the Merger Agreement and in accordance with Delaware Law (as defined in the Merger Agreement), Veritas and Seagate agreed to consummate the Merger. Capitalized terms used but not otherwise defined in Article II hereof shall have the respective meanings ascribed thereto in the Merger Agreement.

     D. Veritas, Merger Sub and Seagate desire to amend certain terms of the Merger Agreement, as more fully set forth herein.

     E. On March 29, 2000, Veritas, Seagate and Suez entered into an Indemnification Agreement (the "Indemnification Agreement") which, among other things, sets forth certain agreements to govern various tax matters, indemnity matters and other matters that may arise in connection with the transactions contemplated by the Stock Purchase Agreement and the Merger Agreement.

     F. Veritas, Seagate and Suez desire to amend certain terms of the Indemnification Agreement, as more fully set forth herein.

                                       1-D

     NOW, THEREFORE, in consideration of the foregoing premises, and the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, the parties hereto hereby agree as follows:

                                   ARTICLE I

                     AMENDMENTS TO STOCK PURCHASE AGREEMENT

     Seagate, Suez and SSHI hereby agree as follows:

     1. Purchase and Sale of SSHI Shares. Pursuant to Section 2.1 of the Stock Purchase Agreement, SSHI agreed to sell to Suez or one of its Designees all of the outstanding capital stock of SSIMG. Suez hereby acknowledges that SSIMG has adopted and administers the Seagate Software Information Management Group, Inc. 1999 Stock Option Plan pursuant to which options to purchase shares of common stock of SSIMG have been heretofore granted to employees of SSIMG. Suez hereby further acknowledges that a holder(s) of an option(s) granted under the foregoing stock option plan has/have heretofore exercised such option(s) to purchase shares of common stock of SSIMG and, as a result, SSHI will be unable to sell such shares to Suez or one of its Designees in accordance with, and in the manner contemplated by, the Stock Purchase Agreement. On the basis of the foregoing, Suez, Seller and SSHI hereby agree as follows:

          (a) Recital A of the Stock Purchase Agreement hereby is amended to insert immediately following the parenthetical language "(as defined herein)" the following: ", except as otherwise set forth herein."

          (b) Section 2.1 of the Stock Purchase Agreement hereby is amended to insert immediately following the parenthetical in which "SSIMG" is defined and immediately prior to the parenthetical in which "Sold Subsidiaries" is defined, the following: ", other than shares of capital stock of SSIMG issued pursuant to the exercise of options granted under the Seagate Software Information Management Group Inc. 1999 Stock Option Plan."

          (c) Section 3.4(a) of the Stock Purchase Agreement hereby is amended to (i) insert at the end of the second sentence thereof, the following:
     "and shares of common stock of SSIMG held by persons who have exercised stock options under the Seagate Software Information Management, Inc. 1999 Stock Option Plan" and (ii) insert in the third sentence thereof immediately following the language that currently reads "or any agreement or document to which Seller or any of its Subsidiaries is a party or by which of Seller or any of its Subsidiaries is bound and," the following:
     "if and".

     2. Redemption of Debt. Pursuant to Section 6.13 of the Stock Purchase Agreement, Seagate agreed to commence an irrevocable tender offer to purchase all of the principal amount of the Debentures. Suez, Seagate and SSHI have agreed to forego the Debt Offer, but proceed with the redemption of the Debentures contemplated by Section 6.13 of the Stock Purchase Agreement. On the basis of the foregoing, Suez, Seagate and SSHI hereby agree that Section 6.13 of the Stock Purchase Agreement hereby is amended to delete therefrom the language beginning with "Seller shall commence an irrevocable tender offer (the "DEBT OFFER")..." in the first sentence thereof and ending with "If less than one hundred percent (100%) of the Debentures are purchased pursuant to the Debt Offer, then" in the third sentence thereof.

                                       2-D

     3. Designated Assets. Pursuant to Section 2.7 of the Stock Purchase Agreement, Seagate has agreed to effectuate the Split on or before the Closing Date. Pursuant to Section 1.1 of the Stock Purchase Agreement, (i) the term "Split" is defined as the "the transfer to the Sold Subsidiaries, prior to the Closing Date, of all assets...and Liabilities of Seller and Seagate Software Holdings, Inc., other than the Designated Assets and the Designated Liabilities..." and (ii) the term "Designated Assets" is defined as "the securities set forth on Schedule II [to the Stock Purchase Agreement]". Suez, Seagate and SSHI desire to clarify, among other things, that, in addition to the securities set forth on Schedule II to the Stock Purchase Agreement, in connection with the Split, Seagate will also retain (and not transfer to the Sold Subsidiaries) (i) all of Seagate's cash on hand in excess of the Required Cash, and (ii) the capital stock of SSHI held by Seagate. On the basis of the foregoing, Suez, Seagate and SSHI hereby agree as follows:

          (a) The definition of "Designated Assets" in Section 1.1(j) of the Stock Purchase Agreement hereby is amended to replace the word "securities" with the word "items".

          (b) Schedule II to the Stock Purchase Agreement hereby is amended to add the following immediately following the existing language on Schedule
     II:

             "D. All outstanding capital stock of SSHI held by Seller.

              E. Cash in excess of the Required Cash."

     4. Required Cash. Pursuant to Section 1.1 of the Stock Purchase Agreement, the term "Required Cash" is defined as "$800,000,000, as adjusted pursuant to
Section 2.6 [of the Stock Purchase Agreement]". Suez, Seagate and SSHI desire to amend the definition of Required Cash in the Stock Purchase Agreement. Suez, Seagate and SSHI hereby agree that the definition of "Required Cash" in Section 1.1(ee) of the Stock Purchase Agreement hereby is amended in its entirety to read as follows:

     "Required Cash" means (x)(i) $765,000,000, in the event that the $25.25 million settlement amount payable by Seagate to TeraStor Corporation, MaxOptics Corporation and Kubota Corporation is fully paid by Seagate prior to the Closing Date, or (ii) $775,000,000, in the event that the $25.25 million settlement amount payable by Seagate to TeraStor Corporation, MaxOptics Corporation and Kubota Corporation is not fully paid by Seagate prior to the Closing Date, minus (y) one-third ( 1/3) (up to a maximum of $2.5 million in the aggregate) of the Printing and Filing Expenses, as adjusted pursuant to Section 2.6 hereof."

     5. Certain Expenses. Suez, Seagate and SSHI desire to clarify that Suez, Seagate and VERITAS have agreed to split the Transaction Expenses associated with the printing and filing of all documents with the SEC in connection with the transactions contemplated by the Stock Purchase Agreement and the Merger Agreement. Accordingly, Suez, Seagate and SSHI hereby agree as follows:

          (a) Section 1.1(nn) of the Stock Purchase Agreement hereby is amended in its entirety to read as follows: "'TRANSACTION EXPENSES' means the fees and expenses of Seller's or its Subsidiaries' investment bankers, attorneys, consultants, accountants and advisors, and the printing and filing fees and expenses associated with the printing and filing of all documents required to be filed with the SEC or mailed to the stockholders of Seller in connection with the transactions contemplated by this Agreement and the OD Documents ("PRINTING AND FILING EXPENSES"), in each case incurred in

                                       3-D
     connection with this Agreement, the OD Documents and the transactions contemplated hereby and thereby."

          (b) Section 1.1(b) of the Stock Purchase Agreement hereby is amended to insert at the end of such provision the following: "provided, however, that notwithstanding the foregoing or anything to the contrary set forth in this Agreement, for purposes of determining of the Adjustment Amount, Transaction Expenses shall be deemed to exclude one-third ( 1/3) (up to a maximum of $2.5 million in the aggregate) of the Printing and Filing Expenses."

     6. Taxes. Suez, Seagate and SSHI desire to clarify certain mechanics associated with the election specified in Section 8.2 of the Stock Purchase Agreement. Section 8.2 of the Stock Purchase Agreement is hereby amended in its entirety to read as follows:

          8.2 Section 338(h)(10) Election.

          (a) Seller and Purchaser shall make an election under Section 338(h)(10) of the Code and Treasury Regulation Section 1.338(h)(10)-1(d) (and, if permissible, any corresponding elections under any applicable state and local income tax laws) (collectively, the "SECTION 338(H)(10) ELECTIONS") with respect to the purchase and sale of Shares of any of the Sold Subsidiaries which is a United States person within the meaning of
     Section 7701(a)(30) of the Code (collectively, the "U.S. SOLD SUBSIDIARIES") hereunder listed on Schedule VI hereto, and any other U.S. Sold Subsidiary designated by the Purchaser (other than Quinta Corporation).

          (b) To the extent possible, Purchaser, Seller and the U.S. Sold Subsidiaries shall execute on or prior to the Closing any and all forms necessary to effectuate the Section 338(h)(10) Elections (including, without limitation, Internal Revenue Service Form 8023 and any similar forms under the applicable state and local income tax laws (the "SECTION 338 FORMS"). In the event, however, any Section 338 Forms are not executed by the Closing, Purchaser and Seller shall prepare and complete each such
     Section 338 Form no later than 15 days prior to the date such Section 338 Form is required to be filed. Purchaser and Seller shall each cause the
     Section 338 Forms to be duly executed by an authorized person for Purchaser and Seller in each case, and shall duly and timely file the Section 338 Forms in accordance with applicable tax Laws and the terms of this Agreement.

          (c) As soon as practicable after the date hereof, Purchaser shall (i) allocate the Purchase Price among the Sold Subsidiaries (the "STOCK ALLOCATION"), and (ii) determine the allocation of that portion of the Stock Allocation attributable to any of the U.S. Sold Subsidiaries resulting from the Section 338(h)(10) Elections (as required pursuant to Section 338(h)(10) of the Code and the regulations promulgated thereunder) among the assets of such U.S. Sold Subsidiaries (the "SECTION 338 ALLOCATION") after considering in good faith Seller's comments thereto. Purchaser, Seller and the U.S. Sold Subsidiaries shall be bound by and shall file all Tax Returns (including amended Tax Returns and amended
     Section 338 Forms as necessary) consistently with the Section 338 Allocation, unless in the opinion of a nationally recognized law firm, there is no reasonable basis therefor.

                                       4-D

     7. The Stock Purchase Agreement is hereby amended by adding the following as Schedule VI thereto:

                                  "SCHEDULE VI

        (i) Seagate Software Information Management Group Holdings, Inc.

        (ii) XIOtech Corporation"

     8. Corrections and Clarifications. Purchaser, Seller and SSHI desire to make certain corrections and other clarifications to the terms of the Stock Purchase Agreement. Suez, Seagate and SSHI hereby agree as follows:

     (a) The definition of "Affiliate" in Section 1.1(c) of the Stock Purchase Agreement hereby is amended to replace each instance in which the capitalized term "Person" appears with the word "person".

     (b) The definition of "Liability" in Section 1.1(z) of the Stock Purchase Agreement hereby is amended to insert immediately following the language "Environmental Law", the following: "(as defined in Section 3.18(a) hereof)".

     (c) The definition of "OD Documents" in Section 1.1(cc) of the Stock Purchase Agreement hereby is amended to (i) delete the word "and" immediately following the language "by and among Seller" and immediately preceding the language "VERITAS Software Corporation" and substituting in its place a comma and (ii) insert immediately following the parenthetical in which "VERITAS" is defined, the following: "and Victory Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of VERITAS".

     (d) The definition of "Overage Amount" in Section 1.1(dd) of the Stock Purchase Agreement hereby is amended to replace the reference to "Star Options" with a reference to "Seagate Options".

     (e) The definition of "Split" in Section 1.1(jj) of the Stock Purchase Agreement hereby is amended to delete the reference to "Seagate Software Holdings, Inc." and replace the foregoing with the defined term "SSHI".

     (f) Section 2.1 of the Stock Purchase Agreement hereby is amended to (i) delete the language "Seagate Technology, Inc." and replace the foregoing with the word "Seller" and (ii) delete the cross-reference language "Section 12.10" in the first sentence thereof and replace the foregoing with a cross-reference to "Section 12.9".

     (g) Section 2.6(a) of the Stock Purchase Agreement hereby is amended to (i) delete the reference to "Seller Stockholder Meeting" in the first sentence thereof and replace the foregoing with the following: "Seller Stockholders' Meeting (as defined in Section 6.1(a) hereof)" and (ii) delete the cross-reference to Section 2.6(c) at the end of the such section.

     (h) Section 2.6(b)(i) of the Stock Purchase Agreement hereby is amended to insert immediately following the word "Seller", the following: ", SSHI".

     (i) Section 2.6(b)(ii) of the Stock Purchase Agreement hereby is amended to delete the language "Seller and Purchaser" at the end of the second and third sentences thereof, and insert the following: "Seller, SSHI and Purchaser".

     (j) Section 2.7 of the Stock Purchase Agreement hereby is amended to replace each reference to "costs" contained in the proviso to the first sentence thereof with the defined term "Transaction Expenses".

                                       5-D

     (k) Section 3.4(b) of the Stock Purchase Agreement hereby is amended to (i) delete the parenthetical language "(the "2037 SENIOR DEBENTURES") and, together with the 2004 Notes, the 2007 Notes and the 2017 Senior Debentures, the "DEBENTURES")" and replace the foregoing with the following: "(the "2037 SENIOR DEBENTURES" and, together with the 2004 Senior Notes, the 2007 Senior Notes and the 2017 Senior Debentures, the "DEBENTURES"), and (ii) delete ", dated as of March 1, 1997 (the "Indenture")".

     (l) Section 3.8 of the Stock Purchase Agreement hereby is amended to (i) insert at the beginning of the fourth sentence thereof, the following: "Except for SSIMG," (ii) delete the following redundant language in the sixth sentence thereof: "and the consolidated financial position of Seller and its consolidated Subsidiaries as of the dates thereof" and (iii) delete the subheading "(a)" after "Section 3.8".

     (m) Section 3.10 of the Stock Purchase Agreement hereby is amended to delete the reference to "VERITAS Merger Agreement" in the first sentence thereof and replace the foregoing with the following: "OD Documents."

     (n) Section 3.11(d) of the Stock Purchase Agreement hereby is amended to delete the language in the first sentence thereof beginning with "is presently in progress" until the end of the sentence, and replace the foregoing with the following: "which is presently in progress, and a complete and accurate list of all notifications received by Seller or any of its Subsidiaries from any Tax authority regarding any request for such an audit or other examination."

     (o) Section 3.11(g) of the Stock Purchase Agreement hereby is amended to delete the second sentence thereof and replace the foregoing with the following:
"Section 3.11(g) of the Seller Disclosure Schedule contains a complete and accurate list of all contracts, agreements, plans or arrangements to which Seller is a party or by which it is bound pursuant to which Seller is required to compensate any individual for excise taxes pursuant to Section 4999 of the Code."

     (p) Section 3.16(d) of the Stock Purchase Agreement hereby is amended to delete the following language in the final sentence thereof: "former employee, director, consultant".

     (q) Section 3.19 of the Stock Purchase Agreement hereby is amended to delete the word "any" appearing immediately following the language "Seller has no" and immediately preceding the language "knowledge of any strikes".

     (r) Section 3.25(a) of the Stock Purchase Agreement hereby is amended to delete the language "and thereby" appearing immediately following the language "the consummation of the transactions contemplated hereby" and immediately preceding the language "will not result in the loss of," in the third sentence thereof.

     (s) Section 3.25(d) of the Stock Purchase Agreement hereby is amended to
(i) insert the word "property" immediately following the language "shall mean intellectual" and immediately preceding the language "or property of a similar nature" in the first sentence thereof, and (ii) replace the reference to "subsidiaries" in the final sentence thereof with the defined term "Subsidiaries".

     (t) The preamble to Article IV of the Stock Purchase Agreement hereby is amended to delete the following: ", subject to the exceptions and qualifications set forth or disclosed in the disclosure letter delivered by Purchaser to Seller, dated as of the date hereof (the "PURCHASER DISCLOSURE LETTER"),".

                                       6-D

     (u) Section 4.5 of the Stock Purchase Agreement hereby is amended to replace each of the first two references to "Seller" in the first sentence thereof with references to "Purchaser".

     (v) Section 5.1 of the Stock Purchase Agreement hereby is amended to (i) delete the word "and" appearing in the first sentence thereof immediately preceding the following language: "(iii) to the extent contemplated by the OD Documents" and (ii) insert in the first sentence thereof immediately following the language "as in effect on the date hereof, or" and immediately preceding the language "for the sale of all or a portion of the Designated Assets", the following: "(iv)".

     (w) Section 7.1 of the Stock Purchase Agreement hereby is amended to delete the word "[Suez]" appearing in the proviso of the second sentence thereof and replace the foregoing with the following: "Seagate".

     (x) Section 7.2(a) of the Stock Purchase Agreement hereby is amended to insert immediately following the language "(i) Purchaser shall offer all" and immediately preceding the language "Seller Employees" in the first sentence thereof, the following: "then current".

     (y) Section 9.1(d) of the Stock Purchase Agreement hereby is amended to delete the cross-reference to Section 6.1(f) of the VERITAS Merger Agreement and replace the foregoing with a cross-reference to Section 6.1(e) of the VERITAS Merger Agreement.

     (z) Section 9.2 of the Stock Purchase Agreement hereby is amended to insert immediately following the reference to "Seller" in the caption thereof and the first sentence thereof, the following: "and SSHI".

     (aa) Section 11.2 of the Stock Purchase Agreement hereby is amended to insert immediately following the first reference to "Indemnification Agreement", the following: "of even date herewith by and among VERITAS, Seller, Purchaser and each person who executes a Joinder Agreement contemplated thereby".

     (bb) Section 12.12 of the Stock Purchase Agreement hereby is amended to delete the reference to "reasonably attorneys' fees" in the first sentence thereof, and replace the foregoing with the following: "reasonable attorneys' fees".

     9. Consent. VERITAS hereby consents to the amendments to the Stock Purchase Agreement set forth in this Article I for all purposes of and under the Merger Agreement.

                                   ARTICLE II

                         AMENDMENT TO MERGER AGREEMENT

     Seagate, Merger Sub and VERITAS hereby agree as follows:

     1. Tax Withholding and Available Amount

          (a) The definition of "Available Amount" in Section 1.11(a)(ii) of the Merger Agreement is hereby amended by adding, immediately after the word "minus" a "(i)", and by adding at the end of such definition the phrase ',
     (ii) the Estimated Tax Withholding Amount and (iii) the Reserve Amount."

                                       7-D

          (b) A new definition is hereby added to the end of Section 1.11(a) of the Merger Agreement as follows:

          "(xxxiv) 'ESTIMATED TAX WITHHOLDING AMOUNT' means the aggregate amount required to be withheld under the Code or under any applicable provision of state, local or foreign tax law or under any other applicable legal requirement, as determined by the mutual agreement of Seagate and Veritas, in respect of the acceleration of vesting and conversion of the Seagate Options pursuant to Section 1.5(c) of the Merger Agreement."

          (c) Section 1.5(c) is hereby amended by deleting from clause (iii) thereof the words "and Section 1.5(a) hereof," and substituting therefor the words "and Section 1.5(a) hereof (except to the extent deducted or withheld pursuant to Section 1.5(d)),"

          (d) Section 1.5(d) is hereby amended:

             (i) by deleting the words "Each of the Exchange Agent (as defined in Section 1.6(a) hereof) and Veritas" and substituting therefor the words "Each of the Exchange Agent (as defined in Section 1.6(a) hereof), Veritas and Seagate"; and

             (ii) by adding the end thereof a new sentence as follows: "Without limiting the foregoing, Seagate shall deduct and withhold from each holder of Seagate Option Shares such number of Seagate Option Shares (which may include fractional shares) as Veritas and Seagate shall mutually agree are required to be deducted and withheld from such holder under the Code or under any applicable provision of state, local or foreign tax law or under any other applicable legal requirement."

     2. Valuation of Dragon Shares. The definition of "Stipulated Amount" in
Section 1.11(a)(xxvi) of the Merger Agreement is hereby amended by deleting clause (3) thereof in its entirety and substituting therefor the following:

             "(3) with respect to shares of Dragon Systems, Inc. ("DRAGON") held by Seagate immediately prior to the Effective Time (including shares into which such shares may have been converted, the "DRAGON SHARES"),
        (A) the product obtained by multiplying (x) the Reference Average for Dragon Shares, by (y) 0.6 (the product of (x) and (y) being the "Value"), minus (B) 0.4 multiplied by the difference between the Value and Seagate's tax basis in a Dragon Share, multiplied by (C) the number of Dragon Shares (other than those subject to any escrow agreement). Any escrowed Dragon Shares shall be treated as provided in Section 5.15 hereof."

     3. TRA Amount.

          (a) Section 1.11(a) of the Merger Agreement is hereby amended to insert the following definition as Section 1.11(a)(xxxiv):

             "Reserve Amount" shall mean $150 million; provided, however, the Reserve Amount shall be increased on a dollar for dollar basis to the extent the "Agreed TRA Amount" (as defined below) is less than $200 million; provided, further, in no event shall the Reserve Amount exceed $300 million. The "Agreed TRA Amount" shall mean the reasonably estimated amount of the TRA Amount (determined without taking into account the Reserve Amount) as mutually agreed upon by Seagate and Purchaser. Within seven (7) days of the delivery of
                                       8-D
        the TA Statement to Purchaser as provided for in Section 2.6(a) of the Stock Purchase Agreement, Seagate and Purchaser shall determine the Agreed TRA Amount or a methodology of computing the Agreed TRA Amount with the only variable in such computation being the Veritas Price (as defined in the Stock Purchase Agreement) on the trading day immediately preceding the Effective Time. To the extent the parties cannot so agree, the dispute resolution mechanism provided for in Section 2.6(b) of the Stock Purchase Agreement shall be followed.

          (b) The definition of "TRA Amount" in Section 1.11(a)(xxx) of the Merger Agreement is hereby restated in its entirety as follows:

             "TRA Amount" means (i) the amount of cash received with respect to all refunds or the utilization of credits for Seagate Taxes for or attributable to taxable years or periods of Seagate ending on or prior to the Effective Time, or the pre-closing period, in the case of a taxable period commencing before the Effective Time and ending after the Effective Time, (ii) cash in an amount equal to the Reserve Amount which shall be deposited with the Administrators by Veritas at the Closing or within two business days of the Closing and (iii) income earned with respect to the assets held in the Collection Account (as defined in Section 5.15(c) hereof), less any administrative charges of the Administrators and expenses of such Administrators, and less amounts paid to Veritas in respect of Taxes imposed on income earned in the Collection Account; provided, however, that the terms "refunds" and "credits" shall not include any amount that represents a tax benefit arising from a Correlative Adjustment.

          (c) The definition of "TRA Right" in Section 1.11(a)(xxxi) of the Merger Agreement is hereby restated in its entirety as follows:

             "TRA Right" means a non-transferable right to receive, when, as and if received by Veritas or its Affiliates, a stockholder's Pro Rata Portion of the TRA Amount as reduced pursuant to Section 5.15(e)(ii)(x) hereof and subject to Section 5.15(e)(i) hereof.

          (d) Section 1.11(a) of the Merger Agreement is hereby amended to insert the following definition as Section 1.11(a)(xxxv):

             "Correlative Adjustment" means a tax benefit such as an increase in the amount of tax basis of an asset, exclusion from income, tax credit or other adjustment that results (directly or indirectly) from a tax detriment arising in any Seagate taxable year ending prior to the taxable year in which the Closing occurs, such as an increase in taxable income or gain, reduction in the amount of a tax credit or the tax basis of an asset, to the extent arising from a settlement with, a taxing authority, a final determination (as described in Section 1313(a) of the Code), or the filing of an amended Tax Return, in each case, subsequent to the Closing.

          (e) Section 5.15 of the Merger Agreement hereby is amended and restated in its entirety to read as follows:

          "5.15 TRA Matters

          (a) Form. The TRA Rights shall be evidenced by a non-transferable document in form and substance reasonably satisfactory to Veritas and Seagate, and shall contain legends to the effect that they are non-negotiable instruments as well as such

                                       9-D
     other legends as may be required by law. The rights of the holders of the TRA Rights to receive a distribution from the Collection Account (as defined in Section 5.15(b) hereof) shall terminate with respect to TRA Amounts on the 30(th) day after the settlement, expiration of the statute of limitations, or final determination (as defined in Section 1313(a) of the Code) with respect to the last audit, examination or contest in respect of a claim for refund, credit or amended return that would give rise to a TRA Amount. After the expiration date of the TRA Rights, any TRA Amounts received by Veritas and its Affiliates shall be the property of Veritas or such Affiliate without any obligation whatsoever to account therefor to holders of the TRA Rights; provided, however, that any TRA Amounts to be received after such expiration date in respect of any settlement, or final determination with respect to the last audit, examination or contest described in the prior sentence shall be the property of the holders of the TRA Rights and an amount of cash equal to any such TRA Amount shall be deposited in the Collection Account pursuant to Section 5.15(c) below.

          (b) Administration generally. On or prior to the Effective Time, Seagate shall designate one or more persons (the "Administrators") who shall be responsible for overseeing collection of the TRA Amount and distributions with respect to the TRA Rights and coordinating activities with representatives of Veritas and Purchaser with respect to Seagate Taxes. Veritas and Seagate will, prior to the Effective Time, cooperate in good faith with respect to establishing procedures and structures designed to realize the aggregate value of the TRA Amount and minimize the amount of administrative costs. This may include the establishment of segregated accounts, pass-through trusts or similar devices (collectively, a "Collection Account") to receive periodic payments of cash amounts equal to the TRA Amount. The Administrators shall be entitled to charge the Collection Account a fee of 1% for all amounts deposited therein and distributed to holders of the TRA Rights, and to charge the Collection Account third-party expenses associated with administration of the TRA Rights. The Administrators shall pay to Veritas an amount on account of Taxes imposed on income earned on the assets held in the Collection Account, equal to 36% of all income and gain earned by the Collection Account. Such amount shall be paid no later than January 15 of each year in respect of income and gain earned in the preceding year or portion thereof during which the account is in existence.

          (c) Collection Account. Following the Effective Time, Veritas shall forward to the Collection Account (and notify the Administrators of) an amount in cash equal to any TRA Amount receipt (including the realization of any credit) by Seagate, within ten (10) business days of such receipt or, in the case of the Reserve Amount, within 2 business days of the Closing.

          (d) Interest. Any amounts in respect of the TRA Amounts not deposited in the Collection Account within the time period specified in Section 5.15(c) shall be subject to an interest charge of 8% per annum.

          (e) Investment/Distributions. (i) Amounts deposited in the Collection Account shall be invested by the Administrators in short-term money markets instruments, and shall be distributed to holders of TRA Rights on each calendar quarterly end commencing with the first such day that is at least 45 days following the Closing Date (as defined in the Stock Purchase Agreement); provided however, the amount available for distribution exceeds $5.0 million. Notwithstanding the immediately preceding sentence, the Administrators shall not distribute to the holders of the TRA Rights any amounts held in the Collection Account if such distribution would cause

                                      10-D
     the balance in the Collection Account to be less than $300 million (including interest earned thereon, net of amounts in respect of applicable income taxes) (the "Retained TRA Amount") until such time as there is a settlement, expiration of the applicable statute of limitations, or final determination (as defined in Section 1313(a) of the Code) with respect to the last audit, examination or contest in respect of Seagate income taxes relating to the taxable period beginning July 1, 2000 and ending on the Closing Date (as defined herein) and any carryback arising in such taxable period, provided, however, upon the earlier to occur of a settlement, or a final determination (as defined in Section 1313(a) of the Code) with respect Seagate's federal income taxes for the taxable year in which the Closing occurs and the taxable years to which any attribute arising in the taxable year in which the Closing occurs is carried back, the remaining amount held in the Collection Account, less $50 million, shall be distributed immediately to the holders of the TRA Rights.

          (ii) The Retained TRA Amount shall be paid (x) first to Veritas for application in respect of Seagate income Taxes (including interest and penalties, if any) relating to the taxable period beginning July 1, 2000 and ending on the Closing Date (as defined herein) and any carryback arising in such taxable period, and (y) then second, the remainder (less fees and expenses, including reimbursement for taxes) thereof, to the holders of the TRA Rights, pursuant to Section 5.15(e)(i) hereof.

          (f) Conduct of Audits and Other Procedural Matters. The Administrators shall have the right to control any audit, examination or contest with respect to any claim for refund, credit or amended return that would give rise to a TRA Amount, except if such audit, examination or contest may give rise to an indemnification obligation by Purchaser under the Indemnification Agreement, in which case the provisions of Section 6(d)(i) of the Indemnification Agreement shall control. Veritas shall promptly forward to the Administrators all written notifications and other written communications, including if available the original envelope showing any postmark from any taxing authority received by Veritas or its Affiliates relating to the TRA Amount.

          (g) Assistance and Cooperation. After the Effective Time, Veritas shall (and shall cause its respective Affiliates to):

             (i) Use reasonable efforts to include in any Tax Returns filed by Veritas or its Affiliates applicable claims for refunds or credits in respect of the TRA Amount proposed by the Administrators subject to any applicable requirements of Section 6(c)(i) of the Indemnification Agreement;

             (ii) Cooperate fully in preparing for any audits of, or disputes with taxing authorities regarding the TRA Amount;

             (iii) Make available to the Administrators and to any taxing authority as reasonably requested all information, records, and documents relating to Taxes of Veritas, Seagate or any of their respective subsidiaries;

             (iv) Provide timely notice to the Administrators in writing of any pending or threatened Tax audits or assessments relating to refunds or credits included or potentially includable in the TRA Amount; and

             (v) Furnish the Administrators with copies of all correspondence received from any taxing authority in connection with any Tax audit which may affect refunds or credits included or potentially includable in the TRA Amount.

                                      11-D

          (h) Exculpation. In performing any duties under this Agreement, the Administrator shall not be liable to any party for damages, losses, or expenses, except to the extent resulting from the gross negligence or willful misconduct on the part of the Administrator. The Administrator shall not incur any such liability for (A) any act or failure to act made or omitted in good faith, or (B) any action taken or omitted in reliance upon any instrument, including any written statement or affidavit provided for in this Agreement that the Administrator shall in good faith believe to be genuine, nor will the Administrator be liable or responsible for forgeries, fraud, impersonations, or determining the scope of any representative authority. In addition, the Administrator may consult with legal counsel in connection with performing the Administrator's duties under this Agreement and shall be fully protected in any act taken, suffered, or permitted by him/her in good faith in accordance with the advice of counsel. The Administrator is not responsible for determining and verifying the authority of any person acting or purporting to act on behalf of any party to this Agreement.

          (i) Dragon Shares. Any Dragon Shares being held in escrow at the Effective Time shall, following release from escrow and delivery to Veritas, and subject to applicable legal and contractual restrictions, be transferred to the Administrator. Following receipt thereof, the Administrator shall use reasonable efforts to distribute these shares to holders of TRA Rights and/or sell such shares as promptly as practicable, in each case, in accordance with any applicable legal and contractual restrictions, and, following any such sale, shall deposit the net proceeds thereof into the Collection Account and distribute the same in accordance with paragraph (e) of this Section 5.15."

     4. Corrections and Clarifications. The parties desire to make certain corrections and other clarifications to the terms of the Merger Agreement. Seagate, Veritas and Merger Sub hereby agree as follows:

          (a) Section 1.5(b) of the Merger Agreement is hereby amended by deleting such Section in its entirety and substituting therefor the following:

             "(b) Unless otherwise determined by Veritas, each share of Seagate Common Stock (i) held in the treasury of Seagate immediately prior to the Effective Time, (ii) owned by Merger Sub, Veritas or any direct or indirect wholly-owned subsidiary of Seagate or of Veritas immediately prior to the Effective Time or (iii) in respect of which a share of Suez Acquisition Company (Cayman) Limited or any successor, assignee or affiliate has been or will be issued to any party to a Rolled Agreement (as defined in the Stock Purchase Agreement), shall, in each case, be canceled and extinguished without any conversion thereof."

          (b) The definition of "Average Veritas Stock Price" in Section 1.11(a)(iv) of the Merger Agreement is hereby amended by deleting therefrom the phrase "as with respect to the VP Amount" and substituting therefor the phrase "or, with respect to the VP Amount".

          (c) Section 1.11 of the Merger Agreement is hereby amended to include the following definition of "Tax Return":

             "(xxx) "TAX RETURN" means all federal, state, local and foreign returns, estimates, information statements and reports relating to Taxes required to be filed by Seagate and each of its Subsidiaries with any Tax authority, including any claims for refunds or credits."

                                      12-D

          (d) Section 4.1 of the Merger Agreement is hereby amended by adding the phrase "are those set forth on Schedule I hereto" immediately after the words "only assets and properties owned or held by Seagate".

          (e) Section 5.4(b) of the Merger Agreement is hereby amended as follows:

             (i) By adding the phrase "(other than Section 7.3)" immediately after the words "For all purposes of and under this Agreement" in the second sentence thereof.

             (ii) By deleting the phrase "pursuant to which the stockholders of Seagate immediately preceding such transaction would hold less than fifteen percent (15%) of the equity interests in the surviving or resulting entity of such transaction" and substituting therefor the phrase "pursuant to which the stockholders of Seagate immediately preceding such transaction would hold less than eighty-five percent (85%) of the equity interests in the surviving or resulting entity of such transaction".

             (iii) By deleting the phrase "or (iv)" and substituting therefor the phrase "or (iii)".

          (f) Section 5.12 of the Merger Agreement is hereby amended as follows:

             (i) By deleting therefrom the phrase "Prior to the Seagate Stockholders Meeting," and substituting therefor the phrase "Prior to the date that the Proxy Statement is first mailed to Seagate stockholders and Veritas stockholders,".

             (ii) By deleting therefrom the phrase "but in no event later than the date the Proxy Statement is filed with the SEC," and substituting therefor the phrase "but in no event later than the date of the Seagate Stockholders' Meeting,".

          (g) Section 7.3(b)(iii) of the Merger Agreement is hereby amended by adding thereto the words "or Seagate" immediately after the words "if (A) this Agreement is terminated by Veritas".

          (h) Section 7.3(b)(iv) of the Merger Agreement is hereby amended by deleting therefrom, the phrase "Termination Date" each time such phrase appears, and substituting therefor each such time the phrase "date of such termination", and by deleting the word "the" immediately before the phrase "Seagate, (C) following the public announcement".

          (i) Section 7.3(b)(v) of the Merger Agreement is hereby amended by adding a ")" immediately after the words "other than an offer or proposal by Veritas".

     5. Certain Expenses. Seagate agrees that it shall be responsible for paying two-thirds ( 2/3), and Veritas agrees that it shall be responsible for paying one-third ( 1/3), of (a) any additional filing fee owed to the SEC in respect of the Proxy Statement and the Registration Statement and (b) all printing costs incurred in preparing, revising and printing the Proxy Statement.

     6. Consent. Suez hereby consents to the amendments to the Merger Agreement set forth in this Article II for all purposes of and under the Stock Purchase Agreement, and hereby further agrees to be bound by the terms of Section 1.11(a)(xxxiv) of the Merger Agreement, as amended hereby (definition of "Reserve Amount" and "Agreed TRA Amount").

                                      13-D

                                  ARTICLE III

                     AMENDMENT TO INDEMNIFICATION AGREEMENT

     Capitalized terms used in this Article III and not otherwise defined shall have the respective meanings assigned thereto in the Indemnification Agreement.

     (a) Veritas, Seagate and Suez agree that Section 6(c) of the
Indemnification Agreement shall be amended by redesignating paragraph (ii) as paragraph (iii) and adding a new paragraph (ii) as follows:

        (ii) A copy of a draft of all Tax Returns relating to Seagate and the Retained Subsidiaries which are to be filed after the Stock Purchase Date, but which relate to a Pre-Purchase Tax Period or its Straddle Period, including the federal consolidated income Tax Return of the affiliated group of which Seagate is the common parent for the period ending with the Merger, shall be furnished to the Administrators (as defined in the Merger Agreement) at least 30 days prior to the due date for each such Tax Return for review and comment. SAC will consider in good faith any comments of the Administrators with respect to each such Tax Return.

     (b) Veritas, Seagate and Suez agree that the Indemnification Agreement shall be amended to add a new Section 6(h) as follows:

          "(h) SAC, on behalf of itself and the SAC Indemnitors, agrees and confirms that the inclusion in the first sentence of Section 6(a) hereof of the phrase "(other than Designated Liabilities)" is not intended to limit the indemnification rights of the Veritas Indemnitees under Section 6(a) hereof with respect to TRA Amounts distributed to former Seagate stockholders in respect of the TRA Rights. For the avoidance of doubt, any amounts paid under Section 5.15(e)(ii)(x) of the Merger Agreement or described in the proviso to the definition of "TRA Amount" in Section 1.11(a)(xxx) of the Merger Agreement shall reduce any Losses for which the SAC Indemnitors are required to indemnify the Veritas Indemnitees under
     Section 6(a) hereof."

     (c) Veritas, Seagate and Suez agree that the Indemnification Agreement shall be amended to add a new Section 6(i) as follows:

          "(i) On the Closing Date, SAC shall deposit an amount equal to $55 million into an escrow account to be held by an escrow agent under the terms of an escrow agreement, which agent and agreement each shall be reasonably satisfactory to SAC and Veritas. Such escrowed amount, together with all income earned thereon, shall be available as provided in the escrow agreement to Veritas to satisfy Losses attributable to Pre-Purchase Taxes to the extent that SAC fails to fulfill its obligations hereunder to indemnify the Veritas Indemnitees for such Losses attributable to Pre-Purchase Taxes, and any remaining amount shall be released to SAC pursuant to the terms of such escrow agreement.

                                   ARTICLE IV

                               GENERAL PROVISIONS

     1. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other party hereto, it being understood that each party hereto need not sign the same counterpart.

                                      14-D

     2. Except as expressly modified by this Agreement, all of the representations, warranties, terms, covenants, conditions and other provisions of the Merger Agreement and Stock Purchase Agreement shall remain in full force and effect in accordance with their respective terms.

     3. Nothing in this Agreement shall be deemed to or construed as in any way making (i) Suez a party to the Merger Agreement or (ii) Veritas a party to the Stock Purchase Agreement.

                  [Remainder of Page Intentionally Left Blank]

                                      15-D

     IN WITNESS WHEREOF, the undersigned have caused this Amendment to be executed by their duly authorized respective officers, as of the date first above written.

                                              VERITAS SOFTWARE CORPORATION

                                              By:
                                              Name:
                                              Title:

                                              VICTORY MERGER SUB, INC.

                                              By:
                                              Name:
                                              Title:

                                              SEAGATE TECHNOLOGY, INC.

                                              By:
                                              Name:
                                              Title:

                                              SUEZ ACQUISITION COMPANY
                                              (CAYMAN) LIMITED

                                              By:
                                              Name:
                                              Title:

                                              SEAGATE SOFTWARE HOLDINGS,
                                              INC.

                                              By:
                                              Name:
                                              Title:

                                      16-D

                                    ANNEX E

                    CONSOLIDATED AMENDMENT AND CONSENT NO. 2

                        CONSOLIDATED AMENDMENT NO. 2 TO
                  STOCK PURCHASE AGREEMENT, AGREEMENT AND PLAN
    OF MERGER AND REORGANIZATION, AND INDEMNIFICATION AGREEMENT, AND CONSENT

     THIS AMENDMENT NO. 2 TO STOCK PURCHASE AGREEMENT, AGREEMENT AND PLAN OF MERGER AND REORGANIZATION, AND INDEMNIFICATION AGREEMENT, AND CONSENT (this "AGREEMENT") is made and entered into as of October 18, 2000 by and among Suez Acquisition Company (Cayman) Limited, a limited company organized under the laws of the Cayman Islands ("SUEZ"), Seagate Technology, Inc., a Delaware corporation ("SEAGATE"), Seagate Software Holdings, Inc., a Delaware corporation ("SSHI"), VERITAS Software Corporation, a Delaware corporation ("VERITAS"), and Victory Merger Sub, Inc., a Delaware corporation ("MERGER SUB").

                                    RECITALS

     A. On March 29, 2000, Suez, Seagate and SSHI entered into a Stock Purchase Agreement (the "STOCK PURCHASE AGREEMENT") pursuant to which, among other things, Seagate and SSHI agreed to sell to Suez (or one of its Designees), and Suez agreed to purchase (or cause one of its Designees to purchase) from Seagate and SSHI, all outstanding Shares of the Sold Subsidiaries (as such terms are defined in the Stock Purchase Agreement) upon the terms and subject to the conditions set forth therein. Capitalized terms used but not otherwise defined in Article I hereof shall have the respective meanings ascribed thereto in the Stock Purchase Agreement. In April 2000, Suez, Seagate and SSHI agreed to reduce the amount stated in the definition of Required Cash under the Stock Purchase Agreement from $800,000,000 to $775,000,000. On August 29, 2000, Suez, Seagate,
SSHI, Veritas and Merger Sub entered into a Consolidated Amendment to Stock Purchase Agreement, Agreement and Plan of Merger and Reorganization, and Indemnification Agreement, and Consent (the "First Consolidated Amendment"), pursuant to which Suez, Seagate and SSHI agreed to amend certain terms of the Stock Purchase Agreement.

     B. On October 13, 2000, Suez, Seagate, SSHI, Veritas and other defendants in purported class action lawsuits currently pending in the Chancery Court in Delaware entered into a memorandum of understanding with the plaintiffs in these lawsuits regarding the settlement of those lawsuits (the "Settlement"). Suez, Seagate and SSHI desire to further amend certain terms of the Stock Purchase Agreement to reflect the Settlement, as more fully set forth herein.

     C. On March 29, 2000, Veritas, Merger Sub and Seagate entered into an Agreement and Plan of Merger and Reorganization (the "MERGER AGREEMENT") pursuant to which, among other things, upon the terms and subject to the conditions of the Merger Agreement and in accordance with Delaware Law (as defined in the Merger Agreement), Veritas and Seagate agreed to consummate the Merger. Capitalized terms used but not otherwise defined in Article II hereof shall have the respective meanings ascribed thereto in the Merger Agreement. On August 29, 2000, Veritas, Merger Sub and Seagate agreed to amend certain terms of the Merger Agreement as provided in the First Consolidated Amendment.

                                       1-E

     D. Veritas, Merger Sub and Seagate desire to further amend certain terms of the Merger Agreement to reflect the Settlement, as more fully set forth herein.

     E. On March 29, 2000, Veritas, Seagate and Suez entered into an Indemnification Agreement (the "Indemnification Agreement") which, among other things, sets forth certain agreements to govern various tax matters, indemnity matters and other matters that may arise in connection with the transactions contemplated by the Stock Purchase Agreement and the Merger Agreement. On August 29, 2000, Veritas, Seagate and Suez agreed to amend certain terms of the Indemnification Agreement as provided in the First Consolidated Amendment.

     F. Veritas, Seagate and Suez desire to further amend certain terms of the Indemnification Agreement to reflect the terms of the Settlement, as more fully set forth herein.

     NOW, THEREFORE, in consideration of the foregoing premises, and the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, the parties hereto hereby agree as follows:

                                   ARTICLE I

                     AMENDMENTS TO STOCK PURCHASE AGREEMENT

     Seagate, Suez and SSHI hereby agree as follows:

     1. Purchase and Sale of SSHI Shares. Section 2.2 of the Stock Purchase Agreement is amended and restated in its entirety as follows:

          "2.2 Purchase Price. The aggregate purchase price for the Shares shall be $2,050,000,000 in cash, minus the Rolled Option Value (the "Purchase Price"), plus the assumption of all Liabilities (other than Designated Liabilities) of Seller and SSHI."

     2. Corrections and Clarifications. The definition of Adjustment Amount in
Section 1.1(b) of the Stock Purchase Agreement is hereby amended to insert immediately following the language "excluding Taxes caused by or relating to the Split," the following: "and, other than as provided below, Taxes relating to the Canadian Reorganization (as defined below)".

     3. Consent. VERITAS hereby consents to the amendments to the Stock Purchase Agreement set forth in this Article I for all purposes of and under the Merger Agreement.

                                   ARTICLE II

                         AMENDMENT TO MERGER AGREEMENT

     Seagate, Merger Sub and VERITAS hereby agree as follows:

     1. Amendment to Average Veritas Stock Price Definition. The definition of "Average Veritas Stock Price" in Section 1.11(a)(iv) of the Merger Agreement hereby is amended by deleting therefrom the phrase: ", or with respect to the VP Amount, preceding the date that Veritas makes its election".

                                       2-E

     2. Amendment to VP Amount Definition. The definition of "VP Amount" in
Section 1.11(a)(xxxiii) of the Merger Agreement hereby is amended by deleting such definition in its entirety and replacing it with the following:

          " 'VP Amount' means either $0, $250 million or $500 million, at the election of Veritas, which election may be made at any time during the fifteen (15) consecutive trading days ending two (2) trading days immediately preceding the date of the Seagate Stockholders' Meeting."

     3. Amendment to Available Amount Definition. The definition of "Available Amount" in Section 1.11(a)(ii) of the Merger Agreement hereby is amended by deleting such definition in its entirety and replacing it with the following:

          " 'Available Amount' means an amount equal to Cash held by Seagate immediately prior to the Effective Time, including net amounts received under the OD Documents, minus the sum of (i) the VP Amount, (ii) the Estimated Tax Withholding Amount, (iii) the Reserve Amount and (iv) the Litigation Holdback Amount."

     4. Amendment to Stock Portion Definition. The definition of "Stock Portion" in Section 1.11(a)(xxvii) of the Merger Agreement hereby is amended by deleting from clause (ii)(x)(B) thereof the phrase "Average Veritas Stock Price" and substituting therefor the phrase "Average VP Veritas Stock Price".

     5. Additional Definitions. Section 1.11(a) is hereby amended by adding the following new definitions at the end thereof:

          " 'Average VP Veritas Stock Price' means the average closing price of a share of Veritas Common Stock, as reported on the Nasdaq, for the five
     (5) consecutive trading days ending the trading day immediately preceding the date that the election referred to in the definition of "VP Amount" is made.

          "Settlement Documents" means the Memorandum of Understanding signed by litigation counsel to Seagate, Veritas, Suez and the other parties thereto on October 13, 2000 setting forth the principal terms relating to the settlement of the class action litigation referred to therein, as amended by any subsequent settlement documents executed and delivered by the parties thereto.

          "Litigation Holdback Amount" means $50,000,000.

     6. TRA Amount.

          (a) Section 1.11(a)(xxxiv) of the Merger Agreement is hereby amended and restated in its entirety as follows:

             "Reserve Amount" shall mean $150 million.

          (b) The definition of "TRA Right" in Section 1.11(a)(xxi) of the Merger Agreement is hereby restated in its entirety as follows:

             " 'TRA Right' means a non-transferable right to receive from Veritas, when, as and if received by Veritas or its Affiliates, a stockholder's Pro Rata Portion of the TRA Amount as reduced pursuant to
        Section 5.15(e)(ii)(x) and (y) hereof and subject to Section 5.15(e)(i) hereof."

          (c) Section 5.15 of the Merger Agreement hereby is amended and restated in its entirety to read as follows:

                                       3-E

          "5.15 TRA Matters

          (a) Form. The TRA Rights shall be evidenced by a non-transferable document in form and substance reasonably satisfactory to Veritas and Seagate, and shall contain legends to the effect that they are non-negotiable instruments as well as such other legends as may be required by law. The rights of the holders of the TRA Rights to receive a distribution from the Collection Account (as defined in Section 5.15(b) hereof) shall terminate with respect to TRA Amounts on the 30(th) day after the settlement, expiration of the statute of limitations, or final determination (as defined in Section 1313(a) of the Code) with respect to the last audit, examination or contest in respect of a claim for refund, credit or amended return that would give rise to a TRA Amount. After the expiration date of the TRA Rights, any TRA Amounts received by Veritas and its Affiliates shall be the property of Veritas or such Affiliate without any obligation whatsoever to account therefor to holders of the TRA Rights; provided, however, that any TRA Amounts to be received after such expiration date in respect of any settlement, or final determination with respect to the last audit, examination or contest described in the prior sentence shall be the property of the holders of the TRA Rights and an amount of cash equal to any such TRA Amount shall be deposited in the Collection Account pursuant to Section 5.15(c) below.

          (b) Administration generally.

          (i) On or prior to the Effective Time, Seagate shall designate one or more persons (the "Administrators") who shall be responsible for overseeing collection of the TRA Amount and distributions with respect to the TRA Rights and coordinating activities with representatives of Veritas and Purchaser with respect to Seagate Taxes. Veritas and Seagate will, prior to the Effective Time, cooperate in good faith with respect to establishing procedures and structures designed to realize the aggregate value of the TRA Amount and minimize the amount of administrative costs. This may include the establishment of segregated accounts, pass-through trusts or similar devices (collectively, a "Collection Account") to receive periodic payments of cash amounts equal to the TRA Amount.

          (ii) The Administrators shall be entitled (x) to charge the Collection Account a fee of 1% for all amounts deposited therein and distributed to holders of the TRA Rights, and (y) to charge the Collection Account third-party expenses associated with administration of the TRA Rights.

          (iii) The Administrators shall pay to Veritas an amount on account of Taxes imposed on income earned on the assets held in the Collection Account, equal to 36% of all income and gain earned by the Collection Account. Such amount shall be paid no later than January 15 of each year in respect of income and gain earned in the preceding year or portion thereof during which the account is in existence.

          (c) Collection Account. Following the Effective Time, Veritas shall forward to the Collection Account (and notify the Administrators of) an amount in cash equal to any TRA Amount receipt (including the realization of any credit) by Seagate, within ten (10) business days of such receipt or, in the case of the Reserve Amount, within 2 business days of the Closing.

          (d) Interest. Any amounts in respect of the TRA Amounts not deposited in the Collection Account within the time period specified in Section 5.15(c) shall be subject to an interest charge of 8% per annum.

                                       4-E

          (e) Investment/Distributions. (i) Amounts deposited in the Collection Account shall be invested by the Administrators in short-term money markets instruments, and shall be distributed to holders of TRA Rights on each calendar quarterly end commencing with the first such day that is at least 45 days following the Closing Date (as defined in the Stock Purchase Agreement); provided, however, the amount available for distribution exceeds $5.0 million. Notwithstanding the immediately preceding sentence, the Administrators shall not distribute to the holders of the TRA Rights any amounts held in the Collection Account if such distribution would cause the balance in the Collection Account to be less than $150 million (including interest earned thereon, net of amounts in respect of applicable income taxes) (the "Retained TRA Amount") until such time as there is a settlement, expiration of the applicable statute of limitations, or final determination (as defined in Section 1313(a) of the Code) with respect to the last audit, examination or contest in respect of Seagate income taxes relating to the taxable period beginning July 1, 2000 and ending on the Closing Date (as defined herein) and any carryback arising in such taxable period and the taxable period beginning July 1, 1999 and ending June 30, 2000, provided, however, upon a settlement or a final determination (as defined in Section 1313(a) of the Code) with respect Seagate's Federal income taxes for the taxable period in which the Closing occurs and the taxable years to which any attribute arising in the taxable year in which the Closing occurs is carried back and the taxable period beginning July 1, 1999 and ending June 30, 2000, the remaining amount held in the Collection Account, less $25 million, shall be distributed immediately to the holders of the TRA Rights.

          (ii) The Retained TRA Amount shall be paid (x) first to the extent the Collection Account does not contain amounts in excess of the Retained TRA Amount, to pay third-party expenses associated with the administration of the TRA Right and to pay amounts in respect of Taxes imposed on income earned on the assets held in the Collection Account pursuant to Section 5.15(b)(ii)(y) and (iii) above, (y) second to Veritas for application in respect of Seagate income taxes (including interest and penalties, if any) relating to (A) the taxable period (or that portion of a taxable period) beginning July 1, 2000 and ending on or before the Closing Date (as defined herein) and any carryback arising in such taxable period or (B) the taxable period beginning on July 1, 1999 and ending on or before June 30, 2000 but solely with respect to Seagate income taxes attributable to the Canadian Reorganization as defined in the Stock Purchase Agreement; and (z) then third, the remainder (less the Administrators' fee as described in Section 5.15(b)(ii)(x) above) thereof, to the holders of the TRA Rights, pursuant to Section 5.15(e)(i) hereof.

          (f) Conduct of Audits and Other Procedural Matters. The Administrators shall have the right to control any audit, examination or contest with respect to any claim for refund, credit or amended return that would give rise to a TRA Amount, except if such audit, examination or contest may give rise to an indemnification obligation by Purchaser under the Indemnification Agreement, in which case the provisions of Section 6(d)(i) of the Indemnification Agreement shall control. Purchaser will consider in good faith any comments or recommendations of the Administrators with respect thereto. Veritas and Purchaser, as the case may be, shall promptly forward to the Administrators all written notifications and other written communications, including if available the original envelope showing any postmark from any taxing authority received by Veritas or its Affiliates relating to the TRA Amount.

                                       5-E

          (g) Assistance and Cooperation. After the Effective Time, Veritas shall (and shall cause its respective Affiliates to):

             (i) Use reasonable efforts to include in any Tax Returns filed by Veritas or its Affiliates applicable claims for refunds or credits in respect of the TRA Amount proposed by the Administrators subject to any applicable requirements of Section 6(c)(i) of the Indemnification Agreement;

             (ii) Cooperate fully in preparing for any audits of, or disputes with taxing authorities regarding the TRA Amount;

             (iii) Make available to the Administrators and to any taxing authority as reasonably requested all information, records, and documents relating to Taxes of Veritas, Seagate or any of their respective subsidiaries;

             (iv) Provide timely notice to the Administrators in writing of any pending or threatened Tax audits or assessments relating to refunds or credits included or potentially includable in the TRA Amount; and

             (v) Furnish the Administrators with copies of all correspondence received from any taxing authority in connection with any Tax audit which may affect refunds or credits included or potentially includable in the TRA Amount.

          (h) Exculpation. In performing any duties under this Agreement, the Administrator shall not be liable to any party for damages, losses, or expenses, except to the extent resulting from the gross negligence or willful misconduct on the part of the Administrator. The Administrator shall not incur any such liability for (A) any act or failure to act made or omitted in good faith, or (B) any action taken or omitted in reliance upon any instrument, including any written statement or affidavit provided for in this Agreement that the Administrator shall in good faith believe to be genuine, nor will the Administrator be liable or responsible for forgeries, fraud, impersonations, or determining the scope of any representative authority. In addition, the Administrator may consult with legal counsel in connection with performing the Administrator's duties under this Agreement and shall be fully protected in any act taken, suffered, or permitted by him/her in good faith in accordance with the advice of counsel. The Administrator is not responsible for determining and verifying the authority of any person acting or purporting to act on behalf of any party to this Agreement.

          (i) Dragon Shares. Any Dragon Shares being held in escrow at the Effective Time shall, following release from escrow and delivery to Veritas, and subject to applicable legal and contractual restrictions, be transferred to the Administrator. Following receipt thereof, the Administrator shall use reasonable efforts to distribute these shares to holders of TRA Rights and/or sell such shares as promptly as practicable, in each case, in accordance with any applicable legal and contractual restrictions, and, following any such sale, shall deposit the net proceeds thereof into the Collection Account and distribute the same in accordance with paragraph (e) of this Section 5.15."

     7. Litigation Holdback Amount. A new Section 5.16 is hereby added to the Merger Agreement as follows:

        "5.16 Litigation Holdback Amount. Promptly following the satisfaction of all of the conditions described in paragraph (8) of the Settlement Documents, Veritas shall make available to the Exchange Agent for payment to each holder of record of Seagate Common Stock at the Effective Time such holder's pro rata portion of the Litigation

                                       6-E

Holdback Amount plus interest thereon computed as described in such paragraph
(8) of the Settlement Documents.

     8. Consent. Suez hereby consents to the amendments to the Merger Agreement set forth in this Article II for all purposes of and under the Stock Purchase Agreement, and hereby further agrees to be bound by the terms of Sections 1.11(a)(xxxiv) (definition of "Reserve Amount") and Sections 5.15(e) and (f) of the Merger Agreement, each as amended hereby.

                                  ARTICLE III

                     AMENDMENT TO INDEMNIFICATION AGREEMENT

     Capitalized terms used in this Article III and not otherwise defined shall have the respective meanings assigned thereto in the Indemnification Agreement.

     1. Section 6(b) of the Indemnification Agreement is hereby amended to add at the end of the first sentence in the third paragraph thereof the following:
"provided, however, that to the extent that any payment of a Loss made in respect of an assumed contingent liability relating to Taxes of Seagate does not exceed the amount of contingent liability for Taxes that was included in the amount realized in respect of the Stock Purchase, such payment shall (unless otherwise determined by the relevant tax authority) instead be treated as a payment of the amount realized, and not as an adjustment to such Purchase Price.

     2. Section 6(c)(ii) of the Indemnification Agreement is hereby amended by redesignating paragraph (ii) as paragraph (iii) and adding a new paragraph (ii) as follows:

        "(ii) A copy of a draft of all Tax Returns relating to Seagate and the Retained Subsidiaries which are to be filed after the Stock Purchase Date, but which relate to a Pre-Purchase Tax Period or its Straddle Period, including the federal consolidated income Tax Return of the affiliated group of which Seagate is the common parent for the period ending with the Merger, shall be furnished to the Administrators (as defined in the Merger Agreement) at least 30 days prior to the due date for each such Tax Return for review and comment. SAC will consider in good faith any comments of the Administrators with respect to each such Tax Return."

                                   ARTICLE IV

                               GENERAL PROVISIONS

     1. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other party hereto, it being understood that each party hereto need not sign the same counterpart.

     2. Except as expressly modified by this Agreement, all of the representations, warranties, terms, covenants, conditions and other provisions of the Merger Agreement and Stock Purchase Agreement shall remain in full force and effect in accordance with their respective terms.

     3. Nothing in this Agreement shall be deemed to or construed as in any way making (i) Suez a party to the Merger Agreement or (ii) Veritas a party to the Stock Purchase Agreement.

                                       7-E

     4. Promptly, and in any event within ten (10) calendar days following such time (if any) as the conditions satisfied in paragraph (8) of the Settlement Documents have become incapable of being satisfied (as determined by Veritas, in its reasonable judgement), the Litigation Holdback Amount, together with interest thereon computed as provided in Section 5.16 of the Merger Agreement, shall be paid by Veritas to Suez.

                  [Remainder of Page Intentionally Left Blank]

                                       8-E

     IN WITNESS WHEREOF, the undersigned have caused this Amendment to be executed by their duly authorized respective officers, as of the date first above written.

                                          VERITAS SOFTWARE CORPORATION

                                          By:
                                             -----------------------------------
                                          Name:
                                          Title:

                                          VICTORY MERGER SUB, INC.

                                          By:
                                             -----------------------------------
                                          Name:
                                          Title:

                                          SEAGATE TECHNOLOGY, INC.

                                          By:
                                             -----------------------------------
                                          Name:
                                          Title:

                                          SUEZ ACQUISITION COMPANY (CAYMAN)
                                          LIMITED

                                          By:
                                             -----------------------------------
                                          Name:
                                          Title:

                                          SEAGATE SOFTWARE HOLDINGS, INC.

                                          By:
                                             -----------------------------------
                                          Name:
                                          Title:

                                       9-E

                                    ANNEX F

                             EXCLUSIVITY AGREEMENT

                   SUEZ ACQUISITION COMPANY (CAYMAN) LIMITED
                         C/O SILVER LAKE PARTNERS, L.P.

                                 March 29, 2000

VERITAS Software Corporation
1600 Plymouth Street
Mountain View, California 94043

Ladies and Gentlemen:

     This letter sets forth our agreement with respect to certain matters related to (i) the Stock Purchase Agreement between Suez Acquisition Company (Cayman) Limited ("SAC") and Seagate Technology, Inc. (the "Company") dated as of the date hereof (the "Stock Purchase Agreement") and (ii) the Agreement and Plan of Merger among VERITAS Software Corporation ("VERITAS"), Victory Acquisition Sub, Inc. and the Company dated as of the date hereof (the "Merger Agreement").

          1. No-Shop. Prior to termination of the Stock Purchase Agreement in accordance with its terms, VERITAS shall not (directly or indirectly through subsidiaries or otherwise), and shall direct its officers, directors, affiliates or employees or any investment banker, attorney or other advisor or representative retained by any of them not to, directly or indirectly, (i) solicit, initiate, encourage or induce the making, submission or announcement of any Seller Acquisition Proposal (as defined in the Stock Purchase Agreement), (ii) participate in any discussions, negotiations or other communications with any person regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Seller Acquisition Proposal,
     (iii) approve, endorse or recommend any Seller Acquisition Proposal, or
     (iv) enter into any letter of intent, contract, agreement, understanding or commitment contemplating or otherwise relating to any Seller Acquisition Transaction. VERITAS shall notify SAC promptly after receiving any inquiry or other communication regarding any Seller Acquisition Proposal.

          2. Alternative Transaction Fee. In the event that: (i) the Stock Purchase Agreement is terminated pursuant to Sections 10.1(g) or (h), (ii) in the case of a termination by SAC of the Stock Purchase Agreement, SAC shall not be in breach of any of its representations and warranties, covenants or agreements under the Stock Purchase Agreement such that the Company would not then be required to consummate the transactions contemplated by the Stock Purchase Agreement and (iii) within 90 days of the date of such termination, VERITAS enters into any agreement or agreements with respect to a Seller Acquisition Transaction, VERITAS shall, prior to entering into any such agreement or agreements, pay to SAC (or its designees), $50 million in immediately available funds.

          3. Governing Law. This letter agreement will be governed by and construed and interpreted in accordance with the laws of the State of New York.

                                       1-F

          4. Counterparts. This letter agreement may be executed in separate counterparts, each of which shall constitute an original and all of which, taken together, shall constitute one and the same instrument.

          5. Assignment. The rights and obligations of each party hereto may not be assigned to any other party (by operation of law or otherwise) without the written consent of the other party hereto.

          6. Specific Performance. In view of the uniqueness of the agreements contained in this letter agreement and the transactions contemplated hereby and the fact that the parties hereto would not have an adequate remedy at law for money damages in the event that any obligation under this letter agreement is not performed in accordance with its terms, each of the parties hereto therefore agrees that each party hereto shall be entitled to specific enforcement of the terms of this letter agreement in addition to any other remedy to which such party may be entitled, at law or in equity.

                                          Very truly yours,

                                          SUEZ ACQUISITION COMPANY (CAYMAN)
                                          LIMITED

                                          By:
                                             -----------------------------------
                                              Name:
                                              Title:

Accepted and Agreed as of
the date first written above:

VERITAS SOFTWARE CORPORATION

By:
    ----------------------------------

                                       2-F

                                    ANNEX G

                  OPINION OF MORGAN STANLEY & CO. INCORPORATED

                         (FINANCIAL ADVISOR TO SEAGATE)

MORGAN STANLEY DEAN WITTER

                                                 2725 SAND HILL ROAD
                                                 BUILDING C -- SUITE 200
                                                 MENLO PARK, CALIFORNIA 94025
                                                 (650) 234-5500

                                August 29, 2000

Board of Directors
Seagate Technology, Inc.
920 Disc Drive
Scotts Valley, CA 95066

Members of the Board:

     We understand that Seagate Technology, Inc. ("Seagate" or the "Company"), VERITAS Software Corporation ("Veritas") and a wholly-owned subsidiary of Veritas have entered into an Agreement and Plan of Merger and Reorganization, dated as of March 29, 2000 (the "Merger Agreement"), which provides, among other things, for the merger (the "Merger") of a wholly owned subsidiary of Veritas with and into Seagate. We also understand that Seagate, Seagate Software Holdings, Inc. ("Seagate Software") and Suez Acquisition Company (Cayman) Limited (the "Buyer"), in connection with the signing of the Merger Agreement and concurrently therewith, have entered into a Stock Purchase Agreement, dated as of March 29, 2000, (the "Stock Purchase Agreement"), which provides, among other things, for the purchase and assumption by the Buyer of all the assets and liabilities of Seagate other than certain assets and liabilities designated therein (the "Stock Purchase Transactions"). The closing of the Merger is expressly conditioned upon, and will occur immediately following, the closing of the Stock Purchase Transactions. In addition, we understand that the Buyer, Seagate, Seagate Software and Veritas have entered into a Consolidated Amendment to the Stock Purchase Agreement, Agreement and Plan of Merger and Reorganization, Indemnification Agreement, and Consent, dated as of August 29, 2000 (the "Amendment"). For purposes of this opinion, references to the Merger Agreement and the Stock Purchase Agreement shall include the Amendment. Pursuant to the Merger, each outstanding share of common stock, par value $0.01 per share, of Seagate (the "Seagate Common Stock"), other than shares held in treasury or held by Veritas or any direct or indirect wholly-owned subsidiary of Veritas or Seagate or as to which appraisal rights have been perfected, will be converted into the right to receive (i) that number of shares of Veritas common stock, par value $0.001 per share (the "Veritas Common Stock"), as set forth in the Merger Agreement (the "Stock Portion"), (ii) an amount in cash based upon, among other things, the amount of cash held by Seagate immediately prior to the effective time of the Merger (taking into account the net amounts received in connection with the Stock Purchase Transactions), subject to adjustment, as set forth in the Merger Agreement (the "Cash Portion"), and (iii) an

                                       1-G
additional amount in cash based upon certain tax refunds or credits attributable to Seagate for any taxable periods prior to the effective time of the Merger, if any, received by Veritas following the closing of the Merger, as set forth in the Merger Agreement (the "TRA Amount"). The Stock Portion, the Cash Portion and the TRA Amount are referred to herein, collectively, as the "Merger Consideration". The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

     You have asked for our opinion as to whether the Merger Consideration to be received by the holders of the Seagate Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

     For purposes of the opinion set forth herein, we have:

     (i) reviewed certain publicly available financial statements and other information concerning Seagate;

     (ii) reviewed certain publicly available financial statements and other information concerning Veritas;

     (iii) reviewed certain internal financial statements and other financial and operating data concerning Seagate prepared by the management of Seagate;

     (iv) reviewed certain financial projections prepared by the management of Seagate;

     (v) discussed with senior executives of Seagate the past and current operations and financial condition and the prospects of Seagate;

     (vi) discussed with senior executives of Veritas the past and current operations and financial condition and the prospects of Veritas, including a review of publicly available projections from equity research analyst estimates;

     (vii) reviewed the reported prices and trading activity for the Seagate Common Stock, for the Veritas Common Stock and those for publicly traded securities of certain other companies whose shares are owned by Seagate, including Veeco Instruments, Inc., Gadzoox Networks, Inc., and Lernout & Hauspie Speech Products, N.V.;

     (viii) reviewed the pro forma impact of the Merger on the earnings per share of Veritas;

     (ix) analyzed alternative transaction structures involving some or all of the assets of Seagate;

     (x) participated in discussions and negotiations among representatives of Seagate, Veritas and the Buyer;

     (xi) reviewed the Merger Agreement, and certain related documents including the Stock Purchase Agreement and the Amendment; and

     (xii) performed such other analyses and considered such other factors as we have deemed appropriate.

     Other than as set forth in clause (vi) above, in connection with the preparation of this opinion, we have neither received nor reviewed any non-public information prepared by or relating to Veritas.

     We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion, including the information prepared by the management of Seagate as to the computation and timing

                                       2-G
of the TRA Amount and other tax related items. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Seagate. We have not made any independent valuation or appraisal of the assets or liabilities of Seagate, nor have we been furnished with any such appraisals.

     We have assumed with your consent that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement and will be treated as a tax-free reorganization pursuant to the Internal Revenue Code of 1986. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

     It is understood that this letter is for the information of the Board of Directors of Seagate, except that this opinion may be included in its entirety in any filing made by Seagate with the Securities and Exchange Commission in respect of the transaction. In addition, this opinion does not in any manner address the prices at which the Seagate Common Stock or the Veritas Common Stock will actually trade at any time.

     We have acted as financial advisor to the Board of Directors of Seagate in connection with the Merger and will receive a fee for our services. In the past, Morgan Stanley & Co. Incorporated and its affiliates have provided financial advisory and financing services for Seagate and financing services for Veritas and have received fees for the rendering of these services.

     Based on the foregoing, we are of the opinion as of the date hereof that the Merger Consideration to be received by the holders of the Seagate Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

                                     Very truly yours,

                                     MORGAN STANLEY & CO. INCORPORATED

                                     By: /s/ CHARLES R. CORY
                                        ----------------------------------------
                                         Charles R. Cory
                                         Managing Director

                                       3-G

                                    ANNEX H

               OPINION OF CREDIT SUISSE FIRST BOSTON CORPORATION

                         (FINANCIAL ADVISOR TO VERITAS)

                                 March 29, 2000

Board of Directors
VERITAS Software Corporation
1600 Plymouth Street
Mountain View, California 94043

Ladies and Gentlemen:

     You have asked us to advise you with respect to the fairness to VERITAS Software Corporation, a Delaware corporation (the "Acquiror"), from a financial point of view of consideration to be paid by the Acquiror pursuant to the terms of the Agreement and Plan of Merger and Reorganization, dated as of March 29, 2000 (the "Merger Agreement"), by and among Seagate Technology, Inc., a Delaware corporation (the "Company"), the Acquiror and Victory Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Acquiror (the "Sub"). The Merger Agreement provides for the merger (the "Merger") of the Sub with and into the Company, pursuant to which each outstanding share of common stock, par value $0.01 per share, of the Company ("Company Common Stock") will be converted into the right to receive (i) the number of shares of common stock, par value $0.001 per share ("Acquiror Common Stock"), of the Acquiror determined in accordance with the Merger Agreement (the "Stock Portion Exchange Ratio") and
(ii) the amount of cash determined in accordance with the Merger Agreement. As set forth more specifically in the Merger Agreement, the Stock Portion Exchange Ratio will be calculated by dividing the aggregate number of shares of Acquiror Common Stock to be issued in the Merger (as determined in accordance with the Merger Agreement) by the aggregate number of shares of Company Common Stock outstanding at the effective time of the Merger (after giving effect to the treatment of options to purchase Company Common Stock set forth in the Merger Agreement).

     In arriving at our opinion, we have reviewed certain publicly available business and financial information relating to the Company and the Acquiror, as well as the Merger Agreement and the Stock Purchase Agreement, dated as of March 29, 2000 (the "Stock Purchase Agreement"), by and among Suez Acquisition Company (Cayman) Limited, a limited company organized under the laws of the Cayman Islands ("SAC"), the Company and Seagate Software Holdings, Inc., a Delaware corporation. We have also reviewed certain other information provided to us or discussed with us by the Acquiror and have met with the management of the Acquiror and SAC and advisors to the Acquiror and SAC to discuss the business and prospects of the Acquiror and the Company. We have also considered certain financial and stock market data of the Company and the Acquiror, and we have considered the pro forma effect of the Merger on the Acquiror. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

     In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all material respects. With respect to financial forecasts for the Company and the Acquiror, we have reviewed and discussed with the management of the Acquiror publicly available financial forecasts relating to the Company and the Acquiror

                                       1-H
and have assumed that such forecasts represent reasonable estimates and judgments as to the future financial performance of the Company and the Acquiror, respectively. You also have informed us, and we have assumed, that the Merger will be treated as a tax-free reorganization for federal income tax purposes. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (absolute, accrued, contingent or otherwise) of the Company, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. We are not expressing any opinion as to the actual value of the shares of Acquiror Common Stock when issued to the Company's stockholders pursuant to the Merger or the prices at which shares of Acquiror Common Stock will trade subsequent to Merger.

     We have acted as financial advisor to the Acquiror in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Merger. We will also receive a fee for rendering this opinion.

     In the past, we have performed certain investment banking services for the Acquiror and have received customary fees for such services.

     In the ordinary course of our business, we and our affiliates may actively trade the debt and equity securities of both the Company and the Acquiror for our and such affiliates' own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     It is understood that this letter is for the information of the Board of Directors of the Acquiror in connection with its consideration of the Merger and is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other document used in connection with the offering or sale of securities, nor shall this letter be used for any other purposes, without our prior written consent.

     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Stock Portion Exchange Ratio is fair to the Acquiror from a financial point of view.

                                          Very truly yours,

                                          CREDIT SUISSE FIRST BOSTON CORPORATION

                                          By:     /s/ GEORGE F. BOUTROS
                                             -----------------------------------
                                                      George F. Boutros
                                                      Managing Director

                                       2-H

                                    ANNEX I

                  DELAWARE GENERAL CORPORATION LAW SECTION 262

     (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section 251 (other than a merger effected pursuant to Section 251(g) of this title), Section 252, Section 254, Section 257,
Section 258, Section 263 or Section 264 of this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Section 251 of this title.

          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Sections 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

             a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

             b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

                                       1-I

             c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

             d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

     (d) Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2) If the merger or consolidation was approved pursuant to
     Section 228 or Section 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or
                                       2-I
     consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders.

Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall

                                       3-I
be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be

                                       4-I
entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

(8 Del. C. 1953, Section 262; 56 Del. Laws, c. 50; 56 Del. Laws, c. 186,
Section 24; 57 Del. Laws, c. 148, Section 27-29; 59 Del. Laws, c. 106,
Section 12; 60 Del. Laws, c. 371, Section 3-12; 63 Del. Laws, c. 25, Section 14; 63 Del. Laws, c. 152, Section 1, 2; 64 Del. Laws, c. 112, Section 46-54; 66 Del. Laws, c. 136, Section 30-32; 66 Del. Laws, c. 352, Section 9; 67 Del. Laws, c. 376, Section 19, 20; 68 Del. Laws, c. 337, Section 3, 4; 69 Del. Laws, c. 61,
Section 10; 69 Del. Laws, c. 262, Section 1-9; 70 Del. Laws, c. 79, Section 16; 70 Del. Laws, c. 186, Section 1; 70 Del. Laws, c. 299, Section 2, 3; 70 Del. Laws, c. 349, Section 22; 71 Del. Laws, c. 120, Section 15; 71 Del. Laws, c. 339, Section 49-52.)

                                       5-I

                                    ANNEX J

                                 TAX OPINION OF
                            WILKIE FARR & GALLAGHER

                              (COUNSEL TO VERITAS)

                    [LETTERHEAD OF WILLKIE FARR & GALLAGHER]

October 19, 2000

VERITAS Software Corporation
1600 Plymouth Street
Mountain View, California 94043

Ladies and Gentlemen:

     We have acted as special counsel to VERITAS Software Corporation, a Delaware corporation ("VERITAS"), in connection with the preparation of the Registration Statement on Form S-4 of VERITAS (file no. 333-41318), initially filed on July 13, 2000, as amended by Amendment No. 1 thereto, filed on August 30, 2000, as amended by Amendment No. 2 thereto, filed on September 28, 2000, and as amended by Amendment No. 3 thereto, filed on the date hereof (such Registration Statement, as so amended, the "Registration Statement"), relating to the proposed merger of Victory Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of VERITAS ("Merger Sub"), with and into Seagate Technology, Inc., a Delaware corporation ("Seagate"). In that connection, we have prepared the section entitled "Material United States Federal Income Tax Consequences of the Merger" contained in the Joint Proxy Statement/Prospectus forming a part of the Registration Statement (the "Joint Proxy Statement/Prospectus").

     Our opinion is based on the provisions of the Internal Revenue Code of 1986, as amended, Treasury Regulations promulgated thereunder, judicial authority and current administrative rulings and practice, all as of the date of this letter, and all of which may change at any time. We have also examined copies of (i) the Agreement and Plan of Merger and Reorganization dated as of March 29, 2000 (as amended by the Consolidated Amendments (as defined below), the "Merger Agreement"), by and among VERITAS, Merger Sub and Seagate, (ii) the Consolidated Amendment to Stock Purchase Agreement, Agreement and Plan of Merger and Reorganization, and Indemnification Agreement, and Consent dated as of August 29, 2000 (the "First Consolidated Amendment"), by and among VERITAS, Merger Sub, Seagate, Seagate Software Holdings, Inc. and Suez Acquisition Company (Cayman) Limited, (iii) the Second Consolidated Amendment to Stock Purchase Agreement, Agreement and Plan of Merger and Reorganization, and Indemnification Agreement, and Consent dated as of October 17, 2000 (the "Second Consolidated Amendment" and, together with the First Consolidated Amendment, the "Consolidated Amendments") by and among VERITAS, Merger Sub, Seagate, Seagate Software Holdings, Inc. and Suez Acquisition Company (Cayman) Limited and (iv) the Registration Statement.

     It is our opinion that the above-referenced section of the Joint Proxy Statement/ Prospectus, based upon the assumptions contained therein (including the accuracy of certain representations to be provided by VERITAS, Merger Sub and Seagate as of the Effective Time (as that term is defined in the Merger Agreement)), provides an accurate

                                       1-J

October 19, 2000
Page  2

discussion of the material Federal income tax consequences of the Merger (as that term is defined in the Merger Agreement).

     We hereby consent to the use of this opinion as an exhibit to the Registration Statement, which is being filed with the Securities and Exchange Commission and to the reference to us in the Joint Proxy Statement/Prospectus included as part of the Registration Statement. In giving this consent, we do not hereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Commission, nor do we thereby admit that we are experts with respect to any part of such Registration Statement within the meaning of the term "experts" as used in the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

                                              Very truly yours,

                                              /s/ WILLKIE FARR & GALLAGHER

                                       2-J

                                    ANNEX K

                                 TAX OPINION OF
                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION

                              (COUNSEL TO SEAGATE)

                [LETTERHEAD OF WILSON SONSINI GOODRICH & ROSATI,
                           PROFESSIONAL CORPORATION]

October 19, 2000

Seagate Technology, Inc.
920 Disc Drive
Scotts Valley, California 95066

Ladies and Gentlemen:

     We have acted as counsel to Seagate Technology, Inc., a Delaware corporation ("Seagate"), in connection with the preparation of the Registration Statement on Form S-4 (File No. 333-41318) (the "Registration Statement") (file No. 333-41318) of VERITAS Software Corporation, a Delaware corporation ("VERITAS"), as amended, relating to the proposed merger of Victory Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of VERITAS ("Merger Sub"), with and into Seagate. In that connection, we, in cooperation with special counsel to VERITAS, have prepared the section entitled "Material United States Federal Income Tax Consequences of the Merger" contained in the Joint Proxy Statement/Prospectus forming a part of the Registration Statement (the "Joint Proxy Statement/Prospectus"). This opinion is being rendered pursuant to the requirements of Item 21(a) of Form S-4 under the Securities Act of 1933, as amended.

     In connection with this opinion, we have examined and are familiar with the Agreement and Plan of Merger and Reorganization dated as of March 29, 2000, as amended by and among VERITAS, Merger Sub and Seagate, as amended (the "Merger Agreement"), the Registration Statement, and such other presently existing documents, records and matters of law as we have deemed necessary or appropriate for purposes of our opinion. Unless otherwise indicated, any capitalized terms used herein and not otherwise defined have the meaning ascribed to them in the Merger Agreement or the Registration Statement. In addition, we have assumed (i) that the Merger will be consummated in the manner contemplated by the Proxy Statement/Prospectus and in accordance with the provisions of the Merger Agreement, (ii) the truth and accuracy of the representations and warranties made by Parent, Merger Sub and the Company in the Merger Agreement, and (iii) the truth and accuracy of the certificates of representations to be provided to us by Seagate, Merger Sub and VERITAS as of the Effective Time.

     Based upon and subject to the foregoing, it is our opinion, that the discussion contained in the Registration Statement under the caption "Material United States Federal Income Tax Consequences of the Merger" sets forth the material United States federal income tax consequences applicable to the Merger. Because this opinion is being delivered prior to the Effective Time of the Merger, it must be considered prospective and dependent on future events. There can be no assurance that changes in the law will not

                                       1-K

Seagate Technology, Inc.
October 19, 2000
Page  2

take place which could affect the United States federal income tax consequences of the Merger or that contrary positions may not be taken by the Internal Revenue Service.

     This opinion is furnished to you solely for use in connection with the Registration Statement. We hereby consent to the filing of this opinion as
Exhibit 8.02 to the Registration Statement. We also consent to the reference to our firm name wherever appearing in the Registration Statement with respect to the discussion of the material federal income tax consequences of the Merger, including the Proxy Statement/Prospectus constituting a part thereof, and any amendment thereto. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder, nor do we thereby admit that we are experts with respect to any part of such Registration Statement within the meaning of the term "experts" as used in the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

                                       Very truly yours,

                                       WILSON SONSINI GOODRICH & ROSATI
                                       Professional Corporation

                                        /s/ WILSON SONSINI GOODRICH & ROSATI
                                             Professional Corporation

                                       2-K

                                    ANNEX L
                     SECOND AMENDED AND RESTATED COMPLAINT
                                      AND
                          MEMORANDUM OF UNDERSTANDING

             [ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A. LETTERHEAD]

                               SEPTEMBER 11, 2000

The Honorable Leo E. Strine, Jr.
Court of Chancery
Daniel L. Hermann Courthouse
1020 N. King Street
Wilmington, Delaware 19801

     Re: IN RE SEAGATE TECHNOLOGY INC. SHAREHOLDERS LITIGATION DEL. CH.,
         CONSOLIDATED CIVIL ACTION NO. 17932-NC

Dear Vice Chancellor Strine:

     I write to request that the Court schedule a conference to hear and determine plaintiffs' motion for preliminary injunction, a copy of which I enclose for Your Honor's convenience. I also enclose a copy of plaintiffs' motion to amend. Both these motions have been served today.

     Plaintiff's motion seeks to enjoin two transactions, each of which is conditioned on the other: (a) a sale of Seagate's assets other than its stock in Veritas Software Corporation ("Veritas") to an investor group which includes (i) defendant Silver Lake Management Partners LP ("Silver Lake"), (ii) members of Seagate's management including Seagate's CEO defendant Stephen J. Luczo, (iii) a number of principals of Morgan Stanley & Co., Seagate's investment advisor on the transaction, and (iv) partners in Wilson Sonsini Goodrich & Rosati ("WSGR"), Seagate's lawyers (the "Asset Sale"); and (b) a contemporaneous merger of Seagate with Veritas in which Seagate's shareholders will receive Veritas stock (in a collective amount that represents a more than 14% discount from the Veritas shares Seagate currently holds), and cash.

     As set forth in the proposed Amended Complaint, plaintiffs contend that the Asset Sale is the result of an irremediably conflicted process and has a price far below the value of the assets to be conveyed. Plaintiffs contend that the Asset Sale was infected by conflicts of interest on the part of (a) Seagate's management which would participate in the deal and to whom Seagate's board delegated a considerable amount of autonomy over the transaction, (b) Morgan Stanley whose principals have an investment on the buy side and which also provided investment services to Silver Lake in connection with the transaction, and (c) WSGR. Plaintiffs further contend that (a) when Seagate's board learned of these conflicts of interest it nonetheless proceeded with the transaction without retaining independent investment advisors, (b) no effective canvass of the market was performed, and (c) Seagate's board approved the Asset Sale without full and accurate information as to the value of the assets to be conveyed and market alternatives. In addition, plaintiffs assert that the preliminary proxy statement proposed to be sent to Seagate's shareholders to solicit their votes on the transactions contains material misstatements and lacks material information (see Amended Complaint paragraphs 64 - 88) and that, in any event, Seagate's shareholders who perceive the Merger as beneficial are coerced into voting in favor of the Asset Sale without regard to its economic deficiencies.
                                       1-L

     Plaintiffs initiated this action in late March, 2000 and have obtained a considerable amount of documentary discovery from defendants and other major participants in the transaction, including Morgan Stanley. The allegations in the proposed Amended Complaint are based on information contained in document discovery to date. Plaintiffs are ready to proceed with depositions necessary to present their preliminary injunction application to the Court.

     Plaintiffs assert five separate bases of irreparable injury which necessitate preliminary injunctive relief (Amended Complaint paragraph 101):

          a. without the design and appropriate implementation of a process reasonably calculated to produce the best available price in the Asset Sale, it will be exceedingly difficult to determine any subsequent damages, see Robert M. Bass Group, Inc. v. Evans, Del. Ch., 562 A.2d 1227, 1246
     (1988);

          b. even if damages could be determined, it is unlikely that the individual defendants, even with insurance, would have the financial capacity to respond to a judgment of the magnitude likely to be obtained;

          c. the individual defendants other than Luczo will likely contend that Seagate's corporate charter provision modeled on 8 Del. C. Section 102(b)(7) immunizes them from a damage judgment, see Arnold v. Society for Savings Bancorp, Del. Supr., 678 A.2d 533, 541 (1996) (holding that preliminary injunctive relief is appropriate where a Section 102(b)(7) provision may preclude a subsequent financial remedy);

          d. Seagate's shareholders are being denied all information material to their voting and appraisal decisions with respect to the proposed transaction, see QVC Network Inc. v. Paramount Communications, Inc., Del. Ch., 635 A.2d 1245, 1251, aff'd, Del. Supr., 637 A.2d 34 (1993); Gilmartin
     v. Adobe Resources Corp., Del. Ch., C.A. No. 12467, Jacobs, V.C. (April 6,
     1992), mem. op. at 10; and

          e. Seagate's shareholders who favor the Merger are being inequitably coerced into voting in favor of the Asset Sale, see Eisenberg v. Chicago-Milwaukee Corp., Del. Ch., 537 A.2d 1057, 1061-62 (1987).

     Plaintiff's counsel are informed that Seagate could receive SEC clearance for its proposed preliminary proxy statement as early as this week which would mean that the transactions could be scheduled for a shareholder vote and closing as early as mid-October. Plaintiffs' counsel propose to commence depositions promptly. Subject to further advice from defendants' counsel regarding the timing of the transaction, plaintiffs respectfully request that their preliminary injunction motion be scheduled during the week of October 9, 2000.

                                       2-L

     If Ms. Walker will provide me with times convenient to Your Honor's calendar for a scheduling conference, I will be glad to speak to other counsel to determine a mutually convenient time.

                                            Respectfully,

                                            /s/ NORMAN M. MONHAIT
                                            ------------------------------------
                                            Norman M. Monhait

NMM:mst
Enclosures

cc: Pamela S. Tikellis, Esquire
    Gregory V. Varallo, Esquire
    David C. McBridge, Esquire
    Kenneth J. Nachbar, Esquire
    Arthur N. Abbey, Esquire
    Neil C. Selinger, Esquire
    Vincent Capucci, Esquire
    Register in Chancery

                                       3-L

                     CONFIDENTIAL -- TO BE FILED UNDER SEAL

               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

IN RE SEAGATE TECHNOLOGY, INC.                             CONSOLIDATED
SHAREHOLDERS LITIGATION,                               CIVIL ACTION NO. 17932-NC

                               SECOND AMENDED AND
                      CONSOLIDATED CLASS ACTION COMPLAINT

     Plaintiffs allege the following upon information and belief, except as to paragraph 3 which is alleged upon personal knowledge:

                              NATURE OF THE ACTION

     1. Plaintiffs bring this action on behalf of the public shareholders of Seagate Technology, Inc. ("Seagate" or the "Company"). Seagate's most valuable asset is its stake of 128 million shares of Veritas Software Corporation ("Veritas") which constitutes approximately 33% of the outstanding stock of Veritas. The market price of Veritas' stock appreciated by approximately 200% between January and October 1999, while the market price of Seagate's stock languished. In October 1999, Seagate's Board decided to begin an active search for alternatives to unlock the value of Seagate's stake in Veritas. Seagate's directors have proposed and are recommending a transaction that they contend will unlock that value for Seagate's shareholders, which transaction Seagate's shareholders should have the opportunity to accept or reject. Effecting this transaction, however, purportedly requires a sale of Seagate's other assets, including its disk-drive, tape and software businesses and XIOtech (the "Operating Assets").

Seagate's directors have approved the Operating Assets sale to an investor group that is led by Silver Lake Management Partners, L.P. ("Silver Lake") and includes Seagate management, at a price far below the value of those assets. AS will be shown, this asset sale has been negotiated and structured in a manner rife with conflicts of interest and in disregard of Seagate's directors' fiduciary responsibilities of loyalty, care and good faith. Seagate's Board ceded almost total control of the search for alternatives to Seagate management including Seagate's CEO, defendant Stephen J. Luczo ("Luczo"), Seagate's Chief Financial Officer Charles Pope ("Pope"), and other members of Seagate's senior management. Defendant Luczo immediately focused on a leveraged buyout of Seagate's operating assets with Silver Lake before even exploring whether Veritas was interested in any transaction with Seagate.

     2. Seagate retained Morgan Stanley & Co. ("Morgan Stanley") to explore alternatives for maximizing the value of Seagate's Veritas stock but it too immediately focused on a leveraged buyout of Seagate's Operating Assets. Morgan Stanley was irreconcilably conflicted by the fact that it was, in effect, part of the interested purchaser -- it had a significant investment in Silver Lake. Morgan Stanley's conflict clearly affected its allegiance as it allowed Silver Lake unfettered access to Seagate's senior management for over three months before Morgans Stanley began a superficial search for other potential strategic purchasers of Seagate's Operating Assets. Moreover, Morgan Stanley never even attempted to seek other potential financial purchasers in order to avoid interfering with Silver Lake's efforts to recruit financial partners for the leveraged buyout. More astonishingly, Morgan Stanley and Seagate's Board allowed Silver Lake an exclusive period up to the end of February 2000 to negotiate with Veritas concerning a transaction involving the sale of the Operating Assets and Veritas's acquisition of Seagate's
                                       4-L
stake in Veritas. Even when Seagate's Board learned of Morgan Stanley's conflict of interest, it maintained Morgan Stanley as Seagate's financial advisor. Similarly, even after the Board learned that its legal advisors, Wilson Sonsini Goodrich & Rosati ("WSGR") was also an investor in Silver Lake, the Board agreed to their continued retention.

     3. The two transactions, each of which must be voted on separately by Seagate's shareholders, as presently structured, contemplate the following:

          (a) First, the sale to an entity controlled by Silver Lake of all of Seagate's operating assets, including $775 million in cash (the "Retained Cash"), for $2 billion and the assumption of Seagate's liabilities (the "Asset Sale").

          (b) Second, a subsequent merger between Seagate and a subsidiary of Veritas (the "Merger") in which Seagate's shareholders will collectively receive (i) 109,330,300 shares of Veritas common stock (a discount of approximately 14.6% from the 128,059,966 Veritas shares Seagate currently holds) (the "Discount"); (ii) an additional number of shares of Veritas common stock with a market value immediately before the completion of the merger that is intended to be approximately equal to a negotiated discount to the market value shortly before the completion of the merger of certain investment securities held by Seagate; (iii) approximately $5.85 in cash per Seagate share, less an amount of cash Veritas elects to retain in the Merger per the following, thereby reducing the cash to either $3.75 or $2.70 per Seagate share; (iv) if Veritas elects to retain some of the cash otherwise payable, additional shares of Veritas common stock with a market value determined shortly before the completion of the merger that is intended to be approximately equal to the amount of cash that Veritas retains, up to a maximum of $750 million; and (v) an interest in future cash proceeds attributable to tax refunds and tax credits attributable to Seagate which may be received or utilized following the completion of the two transactions.

     4. Notwithstanding the fact that Seagate's shareholders are being asked to vote separately on the sale of the Operating Assets and the Merger, Morgan Stanley has not provided Seagate's Board with a fairness opinion for each of the Asset Sale and the Merger. Not withstanding the absence of a fairness opinion regarding the Asset Sale, Seagate's Board is recommending to the Company's shareholders that they vote for the Asset Sale. Each of the Merger and Asset Sale is a condition of the other. Seagate's shareholders should not have to cede hundreds of millions of dollars of value to Seagate's management in the Asset Sale in order to be allowed to choose a transaction designed to realize the value of Veritas. Accordingly, plaintiffs seek injunctive and other appropriate relief.

                                  THE PARTIES

     5. Plaintiffs are Andrea Brown, Michael Chetkof, Burke Trading, Sidney Mann, Gerard Gardner, Daniel A. Cinicolo, Ruthellen Miller, Palmetto Partners, Chevra Machzikei Torah Fund, Soloman Pavel, Market Street Securities, Inc., Andrew Albstein, Abraham Ringel, Richard Klein, Tillie Greenberg, Zohar Ben-Dov, and John S. Dobbs (collectively referred to herein as "plaintiffs"). At all times relevant hereto, each plaintiff has owned shares of the common stock of Seagate.

     6. Seagate is a Delaware corporation with its principal executive offices located at 920 Disc Drive, Scotts Valley, California 95066. Seagate designs, manufactures and

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markets products for storage, retrieval and management of data on computer and data communications systems.

     7. Defendant Veritas is a Delaware corporation with its principal executive offices located at 1600 Plymouth Street, Mountain View, California 94043. It is named as a defendant as an aider and abettor of the breaches of fiduciary duties described.

     8. Defendant Victory Merger Sub, Inc. ("Merger Sub") is a Delaware corporation and wholly-owned subsidiary of Veritas, which Veritas formed as a vehicle for the Merger. It is named as a defendant as an aider and abettor of the breaches of fiduciary duties described.

     9. Defendant Silver Lake is a Delaware limited partnership with its principal executive offices located at 2725 Sand Hill Road, Building C, Suite 950, Menlo Park, California 94025. It is named as a defendant as an aider and abettor of the breaches of fiduciary duties described.

     10. Defendant Luczo is and was, at all relevant times, a director of Seagate and its President and Chief Executive Officer. Luczo is also a director of Veritas and the Chairman of the Board of Seagate Software, Inc. ("Seagate Software"), a wholly-owned subsidiary of Seagate.

     11. Defendant Gary B. Filler ("Filler") is and was, at all relevant times, Co-Chairman of the Board of Directors of Seagate. Filler is also a director of Seagate Software.

     12. Defendant Lawrence Perlman ("Perlman") is and was, at all relevant times, Co-Chairman of the Board of Directors of Seagate. Perlman is also a director of Seagate Software.

     13. Defendant Kenneth E. Haughton ("Haughton") is and was, at all relevant times, a director of Seagate.

     14. Defendant Robert A. Kleist ("Kleist") is and was, at all relevant times, a director of Seagate.

     15. Defendant Thomas P. Stafford ("Stafford") is and was, at all relevant times, a director of Seagate.

     16. Defendant Laurel Wilkening ("Wilkening") is and was, at all relevant times, a director of Seagate.

     17. The Individual Defendants are in a fiduciary relationship with plaintiffs and the other public shareholders of Seagate, and owe plaintiffs and the other members of the Class the highest obligations of good faith, fair dealing, due care, loyalty, and full and candid disclosure.

                            CLASS ACTION ALLEGATIONS

     18. Plaintiffs bring this action pursuant to Rule 23 of the Rules of the Court of Chancery on their own behalf and as a class action on behalf of all persons who were owners of record of the common stock of Seagate as of March 29, 2000 and their successors in interest who are or will be threatened with injury arising from defendants' conduct as fully described herein. Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants.

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     19. This action is properly maintainable as a class action for the following reasons:

          (a) Seagate has approximately 216 million outstanding shares of common stock, held by approximately 7,000 shareholders of record, and many more beneficial owners. The Class is so numerous that joinder of all members is impracticable.

          (b) There are questions of law and fact which are common to the Class, including, inter alia, the following:

             (i) whether the Individual Defendants have breached the fiduciary duties they owe to plaintiffs and the members of the Class and whether the other defendants have aided and abetted such breaches of duty;

             (ii) whether the proxy statement proposed for dissemination to solicit the vote of Seagate shareholders in favor of the Asset Sale and the Merger complained of is materially misleading and/or incomplete and thus violates the Individual Defendants' duty of candor;

             (iii) whether Seagate's shareholders are being unfairly and illegally coerced into voting to approve the sale of Seagate's Operating Assets to the Investor Group; and

             (iv) whether the Class is entitled to injunctive relief and/or damages as a result of defendants' wrongful conduct.

          (c) Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature. Plaintiffs' claims are typical of the claims of the other members of the Class, and plaintiffs have the same interests as the other members of the Class. Accordingly, plaintiffs are adequate representatives of the Class and will fairly and adequately protect the interests of the Class.

          (d) Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making injunctive and corresponding declaratory relief sought with respect to the Class as a whole.

          (e) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

                            SUBSTANTIVE ALLEGATIONS

A. THE COMPANY

     20. Seagate is a leading provider of technology and products which enable people to store, access, and manage information electronically. Seagate is the world's largest manufacturer of disk drives, magnetic discs and read-write heads, an innovator in tape drives, and a leading developer of business intelligence software. Seagate has recently begun to position itself as a supplier of components essential for high speed enterprise class Internet access.

     21. Notwithstanding the woes of the disk drive business in general, Seagate has maintained its leadership position in the industry. It has strengthened its operating and

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financial position and positioned itself to capture enormous gains as the industry emerges from the low point of its cycle. Seagate is in the midst of an expense cutting program which includes plant consolidations estimated to save Seagate over $800 million in the next five years.

     22. In addition, Seagate has made substantial investments in cutting edge technologies through the acquisition of several private companies. In addition to its valuable disk drive business, Seagate also holds significant equity stakes in the following public companies: Learnout & Hauspie, Inc. ("Learnout") and Gadzoox Networks, Inc. ("Gadzoox"). The most notable of such acquisitions occurred recently. In January 2000, Seagate acquired XIOtech Corporation ("XIOtech") for approximately $360 million in Seagate stock, then valued at $39 per share. XIOtech is a developer of high-performance storage area networking ("SAN") and network attached storage ("NAS") for hardware and software systems -- an industry that is expected to have explosive growth in the next 5 years.

     23. Prior to the announcement of the Asset Sale and the Merger, Seagate's stock price did not reflect the value of all of the initiatives implemented by Seagate.

B. SEAGATE ACQUIRES ONE THIRD OF VERITAS AND SEEKS WAYS TO CAPTURE THE INCREASE IN VALUE OF THE VERITAS STAKE

     24. Seagate also owns approximately 33% of Veritas. In or about May 1999, in exchange for shares of various Seagate subsidiaries, Seagate acquired approximately 155 million shares of the stock of Veritas' predecessor. By September 30, 1999, Veritas' stock price had risen to approximately $33.75 per share, appreciation of approximately 150% over its $13.32 per share price at the beginning of 1999.

     25. Throughout 1999, Seagate's Board discussed the fact that the appreciation in value of Seagate's Veritas stock was not being reflected in the market price of Seagate's common stock which remained essentially unchanged while Veritas' stock price soared.

     26. On or about October 8, 1999, Seagate's Executive Committee, consisting of defendants Perlman, Filler and Luczo, authorized defendant Luczo to explore possible alternatives to unlock the value of Seagate's underlying assets.

     27. Seagate engaged Morgan Stanley to assist in this effort. Morgan Stanley and approximately 125 of its officers and employees including several of the officers assigned to the Seagate engagement, had committed to invest up to $42.3 millionn with Silver Lake, an investment company with a long-standing interest in an acquisition of Seagate's operating businesses. Morgan Stanley was working with Silver Lake on a leveraged buyout ("LBO") proposal for Seagate's operating assets. Morgan Stanley, at the time of its initial engagement, did not reveal these facts.

     28. Seagate retained the law firm of Wilson Sonsini Goodrich & Rosati ("WSGR") to act as its legal advisor in connection with these efforts. At the time, named partner Larry Sonsini and other WSGR partners were investors in Silver Lake; Mr. Sonsini was also a director of Veritas.

C. DEFENDANT LUCZO AND SEAGATE'S SENIOR MANAGEMENT CONCENTRATE ON SECURING A DEAL FOR THEIR OWN BENEFIT

     29. Defendant Luczo has long harbored a desire to arrange a leveraged buyout ("LBO") of Seagate's Operating Assets in which he and other members of Seagate management would participate. As early as 1998, Roger McNamee ("McNamee") of

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

Silver Lake and defendant Luczo spoke about the sale of Seagate's operating assets to an investor group led by McNamee. In the early Fall of 1999, defendant Luczo discussed his interest in an LBO of Seagate's operating assets with Morgan Stanley.

     30. Instead of concentrating their efforts on unlocking the value of Seagate's Veritas stockholdings and operating Seagate's businesses, which had been in a cyclical downtown, for the long term benefit of Seagate's public shareholders, defendant Luczo and Morgan Stanley pursued their interest in an LBO of the Operating Assets in which Luczo, Seagate's senior management, and Morgan Stanley, as an investor in Silver Lake, would participate. Without express authorization of or knowledge of Seagate's Board of Directors, defendant Luczo met with representatives of Silver Lake on or about November 8, 1999 to discuss such an LBO. At subsequent November 1999 meetings between Silver Lake and Seagate senior management, Morgan Stanley and Silver Lake jointly presented to Seagate management the proposed structure for a Silver Lake led LBO of Seagate's Operating Assets with management's participation and outlined the role that Veritas might play in such a transaction.

     31. At a meeting on December 1, 1999, and at several meetings thereafter in December 1999 and January 2000, Luczo and Seagate senior management met with Silver Lake and discussed in detail Seagate's business and strategies. The agenda for these meetings included presentations to Seagate management regarding their role in the deal and potential returns to Seagate's management from participating in an LBO. During some or all of these meetings, Seagate's senior management provided Silver Lake guidance based upon confidential company information which Seagate's senior management knew would be used for Silver Lake's valuation models although no confidentiality agreement had been signed.

     32. During this time, defendant Luczo met frequently with Silver Lake representatives. They reviewed Seagate's internal operating projections and operating information, and Luczo provided Silver Lake with information as to how low a price Seagate's Board would find tolerable. The information provided by Seagate management to Silver Lake severaly disadvantaged Seagate shareholders by allowing Silver Lake to put together a low-ball bid. It was not until February 8, 2000, after Silver Lake had had numerous meetings with Seagate's senior management and obtained sensitive, proprietary information, that Seagate and Silver Lake signed a confidentiality undertaking.

     33. Seagate's Board failed to take any action to ensure that Seagate representatives with undivided loyalty to Seagate and its public shareholders represented Seagate in discussions with Silver Lake about potential transactions. To the contrary, the Board allowed Luczo, Seagate's senior management and Morgan Stanley to control the process of exploring alternatives to unlock the value of Seagate. In fact, during this process, Silver Lake was granted an exclusive period of time up to the end of February 2000 to come to an agreement with Veritas on a joint proposal involving Seagate's stake in Veritas.

D. SEAGATE'S PASSIVE BOARD OF DIRECTORS ALLOWS LUCZO AND SENIOR MANAGEMENT TO GIVE SILVER LAKE AN UNFAIR ADVANTAGE IN STRUCTURING A TRANSACTION

     34. Throughout the process, defendant Luczo continued to advance his own interests and minimize the involvement and oversight of Seagate's Board. For example, although Luczo's original mandate from the Board was to explore alternatives to unlock the value of Seagate's Veritas stake, Luczo and Morgan Stanley focused exclusively on the Silver

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

Lake/management LBO until after February 2000 when Silver Lake's exclusive right to negotiate with Veritas ended.

     35. Luczo and Morgan Stanley, with the enthusiastic support of Silver Lake, refrained from exploring whether there were other parties interested in a transaction with Seagate until late January/early February 2000. For example, despite the fact that in mid-November 1999, Business Week reported that both Futjitsu and IBM had an interest in acquiring Seagate, Morgan Stanley made no attempt to contact either company at any time. Seagate's Executive Committee and Morgan Stanley also failed to approach other parties believed to have an interest in Seagate such as Compaq Computer Corporation, Hewlett Packard Company and Sony, until Silver Lake first was given an exclusive opportunity to put together a deal with both Seagate management and Veritas. Silver Lake, meanwhile, knew from Morgan Stanley that Silver Lake was the only private equity buyer that Morgan Stanley had introduced to Seagate management and that it would therefore have an advantage in structuring a deal.

     36. None of Luczo, members of the Seagate Executive Committee, or Morgan Stanley made a serious effort to find a financial or strategic buyer to compete against Silver Lake. Morgan Stanley and Luczo failed to contact three of the most logical strategic buyers of Seagate's operating assets, i.e., IBM, Fujitsu and Hitachi, and made only superficial telephone contact with others such as Sony, Hewlett-Packard, Compaq, EMC2 Corporation and Sun Microsystems, Inc. When the latter two companies expressed interest in participating in an acquisition of Seagate's Operating Assets, Morgan Stanley failed to follow up. At the same time, however, Luczo and Silver Lake were actively recruiting equity investors to participate in Silver Lake's proposed purchase of Seagate's Operating Assets. These efforts proved highly successful as the LBO equity participation was substantially oversubscribed.

     37. Morgan Stanley was rewarded for its efforts in steering the Seagate transaction towards Silver Lake and Seagate management with a retainer agreement that promised to pay Morgan Stanley up to $50 million based upon the value of the transaction. Such a fee structure is materially disproportionate to Morgan Stanley's efforts and services in the transactions in light of the fact that 90% of the value of the transaction is attributable to the Merger. Morgan Stanley did not devise the structure of the Merger and there were no other potential buyers of Seagate's Veritas stock who could offer Seagate a tax efficient transaction. Thus, almost all of Morgan Stanley's compensation depended upon the value of the Merger rather than the price obtained for Seagate's Operating Assets. In fact, under the terms of the retainer agreement, even if Morgan Stanley successfully obtained an additional $1 billion for the Operating Assets, Morgan Stanley would only earn an additional approximately $2.5 million provided the maximum fee of $50 million had not been reached as a result of an increase in the market value of Veritas stock. Moreover, the additional fee that Morgan Stanley could earn if a higher bidder for the Operating Assets was found would be minuscule compared to the almost six-fold return on its investment in Silver Lake which Morgan Stanley would earn if Silver Lake got the deal at $2 billion and was able to exit the investment according to its own projections. For example, assuming Morgan Stanley's $42 million investment in Silver Lake constituted approximately 10% of Silver Lake's equity in this transaction, Morgan Stanley could expect to realize a significant portion of the $6 billion in proceeds projected in Silver Lake's 2005 exit strategy scenario.

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

     38. During February and March, 2000, Silver Lake held exclusive discussions with Veritas regarding a unified bid for Seagate. The discussions included negotiations of the Discount Veritas would seek from Seagate.

     39. On February 4, 2000, Luczo, Pope, Morgan Stanley, WSGR, Silver Lake and its advisers and counsel, and Veritas and its advisers and counsel met to discuss a potential transaction although a discussion of valuation and terms was avoided. This was the first time Seagate and its advisers had met with Veritas to discuss a merger of Seagate and Veritas. By contrast, Silver Lake representatives had had numerous discussions with Veritas representatives and had had negotiations concerning the Discount Veritas would enjoy by the Merger. Significantly, Silver Lake was permitted to shut out even Seagate management from its discussions with Veritas regarding the Discount while Silver Lake was granted the exclusive right to negotiate with Veritas until the end of February 2000. It was not until March 10, 2000, that Seagate's co-chairs met with representatives of Veritas to negotiate terms of the Discount. All of the people at the February meeting had a financial interest in Silver Lake's purchase of the Operating Assets.

     40. On March 3, 2000, Morgan Stanley advised Seagate's Board that there was a lack of interest in the purchase of Seagate's Operating Assets by certain strategic purchasers selected by Morgan Stanley and, further, there was no alternative to the Silver Lake deal. Morgan Stanley also informed Seagate's Board that financial buyers might be interested in purchasing the Operating Assets. Notwithstanding this information, Seagate's Board did not direct Morgan Stanley to pursue a possible transaction with financial buyers other than Silver Lake, and inexplicably allowed Silver Lake's efforts to recruit equity investors to constitute a "market check" of investors' interest in the Operating Assets. By contrast, Silver Lake, aided by Luczo and with the benefit of Seagate's management and an understanding of the potential of Seagate's assets, was able to recruit other equity investors in the Silver Lake deal, including the Texas Pacific Group, August Capital, Chase Capital Partners and Goldman Sachs.

     41. At the March 3, 2000 Board meeting, in order not to delay or possibly derail the transaction with Silver Lake, Seagate's Board concluded, inter alia, that Silver Lake could function as its proxy for the private equity market due to its ongoing solicitations of equity sources. In short, the Board allowed a bidder, which had no interest in maximizing the price of the Asset Sale, to canvass the market of potential financial purchasers.

E. THE MARCH 15, 2000 PROPOSAL AND SUBSEQUENT MODIFICATIONS ON MARCH 17, 2000 AND AUGUST 29, 2000

     42. On March 15, 2000, Silver Lake and Veritas made a joint proposal to Seagate involving Silver Lake's purchase of the Operating Assets and a subsequent merger of Seagate and Veritas. Silver Lake and Veritas informed Seagate that the offer would remain open until March 17, 2000 unless rejected prior thereto. Silver Lake and Veritas also indicated that their joint proposal was a unified proposal.

     43. The March 15 proposal outlined the structure of the transactions as follows: In the first step, Suez Acquisition Company (Cayman) Limited ("SAC"), a company formed by Silver Lake's investor group, would purchase for a total price of $2.0 billion all of the existing assets of Seagate including cash of approximately $800 million but other than its shares of Veritas and the securities of SanDisk, CVC (which was subsequently acquired by Veeco), Gadzoox, and Dragon Systems, Inc. (which was subsequently acquired by Learnout & Hauspie, Inc.) (collectively, the "Software Companies"). In connection with this purchase (i.e., the Asset Sale), SAC also would assume all of the

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

existing debt of Seagate which would be satisfied in connection with Seagate's own cash in connection with the closing of the transaction.

     44. Following the sale of the Operating Assets to Silver Lake, Seagate would merge with a newly formed wholly-owned subsidiary of Veritas (i.e., the Merger). In the Merger, Seagate shareholders would receive approximately 109 million shares of Veritas common stock for their 128 million Veritas shares and a number of additional shares of Veritas common stock based upon an agreed schedule of values for Seagate's equity interest in certain public companies. Seagate shareholders would also receive cash equal to the net amount of cash held by Seagate after giving effect to the Asset Sale. Silver Lake valued the March 15 proposal at approximately $80 per Seagate share.

     45. Silver Lake and Veritas informed Seagate that the joint proposal would expire if the proposal or any terms thereof were revealed to anyone other than Seagate's senior management, directors and financial and legal advisers. In addition, in the proposal, Silver Lake demanded to be notified immediately if Seagate engaged in discussions with another potential buyer and further demanded that once Seagate commenced negotiations with Silver Lake, that Seagate negotiate exclusively with Silver Lake. Seagate agreed to these demands.

     46. On or about March 17, 2000, Silver Lake and Veritas submitted a revised joint proposal to acquire Seagate. The major revisions to the proposal included:
(1) a reduction of the liquidity discounts on Seagate's stock holdings in certain of the public companies in which Seagate held stock; (2) SAC's assumption of the cost to Seagate of golden parachute excise taxes up to $100 million; and (3) an amendment to the calculation period for Veritas shares issued in the Merger for the public company stakes owed by Seagate. This proposal was also a unified proposal.

     47. The transaction was again revised in late August 2000, in a minor way.

     48. On August 29, 2000, Seagate filed with the Securities and Exchange Commission ("SEC"), a preliminary proxy statement with respect to the Asset Sale and the Merger (the "Preliminary Proxy Statement"). The Preliminary Proxy Statement states that, based on an assumed $115.69 price per share of Veritas stock as of August 24, 2000, the two transactions will provide Seagate's shareholders total consideration worth approximately $14.046 billion, consisting of $12.771 billion in Veritas stock and $1.275 billion in cash, or $13.521 billion in Veritas stock and $525 million in cash if Veritas elects to retain $750 million in cash in exchange for issuing additional Veritas shares. The cash component of the Merger consideration would come from Seagate's own cash, as enhanced by the Asset Sale. In the transactions, Seagate shareholder's stake in Veritas would be reduced from beneficial ownership of approximately 128 million shares (through Seagate) to approximately 109.3 million shares after the transactions, a discount with a financial value of approximately $3 billion based on the market price for Veritas stock in late August. Seagate's shareholders would also lose the guaranteed opportunity to designate two members of Veritas' Board of Directors. Seagate's shareholders' beneficial share of Gadzoox and Learnout would also be reduced materially. In addition, Seagate's shareholders would lose their interest in Seagate's burgeoning and improving hard disk drive business, as well as other more valuable businesses being developed by Seagate, including XIOtech, as management would take these businesses for its (and its venture capital partners') sole benefit.

     49. Silver Lake has offered employment agreements to defendant Luczo, Pope and other senior executives of Seagate, assuming completion of the Asset Sale. Luczo would

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

also join the Board of Directors of SAC. Moreover, Seagate's management would be allowed to convert certain of their restructured shares of Seagate and stock options into common stock and options of SAC. Certain members of Seagate's senior management team will also be entitled to receive additional stock options to purchase equity in Seagate's Operating Assets.

     50. In the wake of the public announcement of the proposed transaction, Veritas and Silver Lake publicly gloated over their catch:

          (a) Veritas' CEO, Mark Leslie ("Leslie"), publicly stated that Veritas' repurchase of its shares is a "bargain" for Veritas; and

          (b) In an interview shortly after the announcement of the transaction, Roger McNamee of Silver Lake said this is a "true growth investment" and that "Seagate . . . has a chance to really break away from the pack." In an interview on CNBC, Leslie also acknowledged that "the disk-drive business was at the bottom of its cycle right now."

     51. Seagate's Board approved the Asset Sale and the Merger on March 29, 2000 and approved the minor modifications on August 25, 2000.

     52. The Asset Sale is the product of a fatally flawed process which has produced an egregiously unfair price.

     53. The approval by Seagate's Board of the transactions was based on deficient valuation work conducted by a conflicted investment bank whose financial interests would be best served by a Seagate/Silver Lake LBO at the lowest possible price.

     54. The proposed transactions will be submitted to a vote of Seagate's shareholders, who will be asked to vote separately on the Asset Sale and the Merger. Seagate's shareholders, however, must approve both transactions for either to occur. The implementation of each transaction is a condition of the other.

                             FIRST CAUSE OF ACTION

                       AGAINST THE INDIVIDUAL DEFENDANTS
                          FOR BREACH OF FIDUCIARY DUTY

     55. Plaintiffs repeat and reallege the allegations of 1 through 53 above.

     56. In the context of the proposed transactions where the cash proceeds of the Asset Sale will be distributed directly to Seagate's shareholders as part of the Merger consideration, the Asset Sale constitutes the sale of a material portion of Seagate's assets and, in effect, a liquidation of Seagate's operating business.

     57. In the context of the proposed transactions, the Individual Defendants' fiduciary duties required them to implement a process reasonably designed to secure the best available transaction in the marketplace for the sale of Seagate's operating assets. The Individual Defendants failed in this responsibility. Moreover, the Individual Defendants approved the Asset Sale without all reasonably available material information necessary to make an informed decision.

     58. Specifically:

          (a) At some point in the process, the Individual Defendants learned of Morgan Stanley's conflicts of interest in that (i) certain of its principals had committed to invest more than $40 million in Silver Lake, which investment constituted

                                      13-L
     approximately 10% of Silver Lake's equity in the deal, and (ii) that Morgan Stanley was providing financial advice to Silver Lake in connection with the Asset Sale. The Individual Defendants nonetheless continued to rely on Morgan Stanley for advice, information and guidance in connection with the Asset Sale and allowed Morgan Stanley and Luczo to control the search for strategic and financial buyers to compete with Silver Lake, rather than retaining an independent, unconflicted investment banker to provided impartial advice and conduct the foregoing critical activities.

          (b) At some point in the process, the Individual Defendants learned that Larry Sonsini and other WSGR partners were equity investors in Silver Lake, and yet the Individual Defendants continued to rely on WSGR for legal advice and guidance in the process.

          (c) The Individual Defendants permitted Luczo and other members of Seagate's management to have a principal role in dealing with Silver Lake, notwithstanding their knowledge that these officers intended to be members of Silver Lake's investor group and therefore had a personal financial incentive to minimize the transaction price.

          (d) The Individual Defendants allowed Silver Lake a multitude of unfair advantages in putting together the proposed transaction including:
     (i) allowing Morgan Stanley and Seagate's senior management to refrain from approaching any strategic buyers until Silver Lake had an insurmountable head start in putting together a transaction with the help of Seagate management; (ii) allowing Morgan Stanley and Seagate's senior management to refuse to approach any financial buyers to solicit interest in a buyout;
     (iii) allowing defendant Luczo to participate in Silver Lake's efforts to recruit equity investors in Silver Lake's buyout; (iv) allowing Silver Lake an exclusive period up to the end of February 2000 to put together a transaction proposal with Veritas; (v) allowing Morgan Stanley to advise Silver Lake in connection with the proposed transactions; and (vi) allowing Seagate's senior management to provide guidance to Silver Lake based on confidential Seagate information before a confidentiality agreement was signed.

          (e) The Individual Defendants approved the Asset Sale without any reliable information as to the interests of other buyers, strategic or financial, in acquiring Seagate's operating assets. To the contrary, the Individual Defendants permitted Silver Lake's efforts to recruit other potential financial buyers to become investors in Silver Lake's investor group to serve as a proxy for the public equity markets. They made no effort to induce financial buyers' direct interest in acquiring Seagate's operating assets so as to generate a competitor for Silver Lake's bid.

     59. The Individual Defendants' purported reliance on Morgan Stanley's fairness opinion was similarly flawed inasmuch as Morgan Stanley did not provide a fairness opinion for the Asset Sale or for the Merger. Instead, Morgan Stanley provided only an opinion on the entire transaction. Moreover, while Morgan Stanley purported to value the Operating Assets, such valuation analysis was flawed in ways that was, or should have been patently obvious to the Individual Defendants. For example, despite the fact that Seagate's XIOtech and software businesses operate in industries where comparable companies are valued at relatively high multiples of revenues and net income, Morgan Stanley's valuation analysis as presented to the Board valued all of Seagate's businesses at the rock bottom multiples accorded to the low margin slow growth disk-drive business. Further, despite Seagate's internal projections of healthy cash flow from the XIOtech and software businesses for years to come, Morgan Stanley's discounted cash flow analyses applied the

                                      14-L
low multiples and high discount rates applicable to the disk drive business in general. Morgan Stanley knew that such valuations were inappropriate for the software business because it had analyzed the value of Seagate Software in September 1999 and had used revenue and net income multiples considerably higher than those it used in its analysis of the Operating Assets sale. In addition, Morgan Stanley had used a 13% discount rate in its discounted cash flow analysis of Seagate Software in September 1999, but applied a 20% discount in its March 2000 analysis. Perhaps most egregiously, Morgan Stanley valued XIOtech's projected contribution to Seagate's revenues, net income and cash flow using multiples comparable to the market multiples for Seagate's low margin slow growth disk-drive competitors such as Maxtor, Western Digital and Quantum Corp., despite the fact that Morgan Stanley knew that Seagate's internal projections showed high double digit growth rates for XIOtech's revenues and income out to 2006.

     60. The Individual Defendants thus approved the Asset Sale in reliance on financial and legal advisers and representatives whom they knew to suffer from disabling conflicts of interest, and on valuation work that was patently deficient. In these circumstances, the Board could not reasonably rely on any advice or information received from Morgan Stanley, WSGR, Luczo or Silver Lake. In the absence of a reasonably reliable information base for decision making, the Individual Defendants' approval of the Asset Sale does not constitute a reasonable business judgment.

     61. In addition, the Individual Defendants approved the Asset Sale notwithstanding an $80 million break-up fee, constituting 4% of the nominal transaction value of the Asset Sale, but 6.5% of the real transaction value of $1.225 billion after giving effect to the $775 million Retained Cash requirement. Seagate's Board knew or reasonably should have known that such a break-up fee would operate as a substantial deterrent, if not a complete barrier, to the interests of other potential buyers in acquiring Seagate's operating assets.

     62. The purported price Silver Lake will pay in the Asset Sale is $2 billion. Under the terms of the transaction, however, the acquired assets are to include $775 million in Retained Cash. Accordingly, the real cost to Silver Lake is $1.225 billion (the "Net Cost"). This transaction price is a gross undervaluation of Seagate's operating assets for at least the following reasons:

          (a) The book value of Seagate's operating assets as of June 30, 2000 was $7.96 per Seagate share while the price Silver Lake is paying is equivalent to only $5.20 per Seagate share for those assets.

          (b) Silver Lake's Net Cost values Seagate at only .178 times projected sales for fiscal year 2000 which is more than 50% lower than the market value to sales multiples of rivals Western Digital Corp. and Maxtor Corp. for the 90 days preceding March 29, 2000. Neither Western Digital Corp. or Maxtor's quality of earnings or balance sheet strength is nearly as high as Seagate's.

          (c) Silver Lake's Net Cost is at the low end of Maxtor's range of Morgan Stanley's "sum of the parts" valuation for Seagate's operating business (excluding cash). Morgan Stanley's valuation range is $1,200,000,000 to $3,600,000,000.

          (d) Morgan Stanley valued Seagate's Operating Assets using eleven valuation methodologies assuming a balance sheet of $800 million in cash and $50 million of non-operating liabilities. Each method produced a value range. Only four of the ranges had a low end of less than $2 billion, and the lowest high end was $2.5 billion. The median low end was $2.0 billion, and the median high end was $4.2 billion. The mean low end was $2.55 billion, and the mean high end was $4.53 billion.

                                      15-L

          (e) Morgan Stanley's private market valuation ranges, using a discounted cash flow analysis based on the most conservative projections provided by Seagate's management and adjusted downward by Morgan Stanley, valued Seagate's operating assets at $2,500,000,000 to $3,000,000,000. Moreover, using a "base case" set of projections which is the most conservative of management's projections, Morgan Stanley's discounted cash flow analysis yielded a range of values for the Operating Assets (including $800 million of cash) from $3,700,000,000 to $4,700,000,000.

          (f) Silver Lake's efforts to find financial investors in the LBO was highly successful, in fact it was overscribed. Silver Lake refused to allow a number of interested investors to participate in the deal, and refused to permit certain others to invest as much as they offered. Silver Lake's success in recruiting financial investment in the Asset Sale demonstrates that an effectively conducted market canvas would have produced a more highly priced transaction.

          (g) For the fiscal year ended July 2, 1999, Seagate had income from operations of $258 million and net income of $1.176 billion. Silver Lake's offer is, therefore, only 5 times income from operations. The public market valuation of Seagate's less well positioned competitors such as Western Digital Corp. and Maxtor is far greater.

          (h) Seagate's XIOtech San business is being artificially and unfairly undervalued or ignored entirely by Morgan Stanley. Seagate's XIOtech SAN business, considered one of the key drivers of the deal for Silver Lake, will serve a market that is projected (by Datapoint and Soundview Tech) to grow at a compound average growth rate of 248% from 1999 to 2002 to a $46+ billion market. XIOtech's revenues and income are projected to grow significantly in the next few years. Revenues are projected to grow from $55 million in 2000 to $1.5 billion in 2003; Net income is projected to grow from $9 million net loss in 2000 to $375 million in 2003. Nonetheless, Morgan Stanley valued XIOtech at only $180 million to $360 million despite the fact that Seagate had paid $360 million in stock for XIOtech in January 2000. Seagate, however, has been contemplating an IPO that would value XIOtech at more than $1 billion.

          (i) Silver Lake's and Seagate management's projections for their internal rate of return ("IRR"), based on Morgan Stanley's "conservative case" projections, indicated an annual IRR of 63.9% based on a $5 billion exit value in 2003 and an annual IRR of 50.4% based on an $8.7 billion exit value in 2005.

     63. The Asset Sale therefore cannot constitute a good faith business judgment that it represents the best available transaction for Seagate's shareholders. The Individual Defendants either subordinated the interests of Seagate's shareholders to those of Luczo and Seagate's management and/or intentionally or recklessly ignored available information demonstrating that the process employed in the Asset Sale was conflicted and deficient and that the resulting price was grossly inadequate. Accordingly, in approving the Asset Sale, the Individual Defendants breached their fiduciary duties of loyalty, care and good faith.

                             SECOND CAUSE OF ACTION

                       AGAINST THE INDIVIDUAL DEFENDANTS
                          FOR BREACH OF FIDUCIARY DUTY
                     IN CONNECTION WITH THE PROXY STATEMENT

     64. Plaintiffs incorporate by reference the allegations of paragraphs 1 through 62 above.
                                      16-L

     65. Under the circumstances present here, including the fact that Morgan Stanley is part of the buyout group and the fact that Silver Lake, Veritas and defendant Luczo are all admittedly "affiliates" under SEC regulations with disclosure obligations governed by Rule 13e-3, there is a heightened duty of disclosure which requires that all material information concerning negotiations, alternatives, projections and process be disclosed, including disclosure of all projections relied upon by any of said affiliates and all future plans for the conduct of Seagate's businesses.

     66. The Individual Defendants have caused to be prepared and have submitted to the SEC the Preliminary Proxy Statement, the final of which is to be sent to Seagate's shareholders to solicit their votes to approve the Merger and the Asset Sale. The Preliminary Proxy Statement is materially false and misleading and omits material information in a number of respects.

     67. The Preliminary Proxy Statement conveys the impression that Morgan Stanley's investment in Silver Lake is a far smaller portion of Silver Lake's equity investment in the proposed transaction than is really the case. According to the Preliminary Proxy Statement:

        "Morgan Stanley and some of its officers and employees have committed to invest up to $42.3 million in Silver Lake Partners' $2.3 billion fund."

In fact, Silver Lake and its investor partners including Morgan Stanley plan to invest approximately $400 million in equity to effect the Asset Sale. Thus, Morgan Stanley and its affiliates' investment in Silver Lake's fund is approximately 10% of Silver Lake's equity investment in Seagate and approximately 4.2% of the total equity invested in the Asset Sale. The quoted disclosure misleadingly minimizes the appearance of Morgan Stanley's conflict of interest.

     68. The Preliminary Proxy Statement contains no disclosure regarding the conflicts of interest on the part of WSGR, i.e. the investment by certain of its partners in Silver Lake.

     69. With regard to efforts to find other potential buyers for Seagate's Operating Assets, the Preliminary Proxy Statement states that Morgan Stanley contacted strategic buyers but that none had any interest in a transaction with Seagate. These disclosures are designed to create the impression that an adequate canvass of the market for potential buyers of Seagate's Operating Assets was conducted. The facts, however, are that likely candidates for such a transaction including IBM and Fujitsu were never contacted that some which expressed interest in participating in a buyout of Seagate's Operating Assets (as opposed to an acquisition or merger with Seagate in its entirety) were never contacted again; that neither the Individual Defendants nor Morgan Stanley solicited other financial buyers at any time before Silver Lake recruited other equity partners and buyout firms such as TPG, August Capital and Integral Partners.

     70. Indeed, the Preliminary Proxy Statement conveys the misleading impression that Silver Lake's inability to raise more than $2 billion in debt and equity capital was a factor in Silver Lake's determination to pay only $2 billion for Seagate's operating assets. However, the Preliminary Proxy Statement fails to disclose that Silver Lake was actually refusing offers of investment capital from investors clamoring to participate in the leveraged buyout. Silver Lake did not accept several interested investors who offered to contribute equity to the transaction, and as to other investors who were accepted, it accepted less than the investor offered to contribute.

                                      17-L

     71. According to the Preliminary Proxy Statement, the primary purpose of the Asset Sale and the Merger "is to enable Seagate's shareholders to realize the value of a significant portion of the Veritas stock currently held by Seagate in a manner that should not subject Seagate or them to an immediate tax liability." This statement is false because the primary objective of the proposed transaction is to allow Seagate's management and Morgan Stanley and Silver Lake to participate in a lucrative LBO as reflected by the fact Morgan Stanley, Seagate senior management and Silver Lake worked on the LBO for approximately four months before any substantive discussions with Veritas were held.

     72. The Preliminary Proxy Statement fails to disclose that internally at Seagate defendant Luczo referred to XIOtech as the "crown jewel" and had openly told employees that a spinoff of a small portion of XIOtech was planned which would value XIOtech at over $1 billion, three times the highest estimated value Morgan Stanley accorded to XIOtech in its valuations in connection with its fairness opinion.

     73. The Preliminary Proxy Statement also fails to disclose that it is Silver Lake's plan to spin off XIOtech in an IPO in the near term and fails to disclose that Seagate and Luczo had plans to spin off XIOtech.

     74. The Preliminary Proxy Statement fails to disclose that as late as September 1999, Morgan Stanley had analyzed the value of a spinoff of Seagate Software, Inc. and estimated its valuation range at $275 - $525 million based on multiples substantially higher than those upon which the valuations contained in the Preliminary Proxy Statement are based.

     75. The Preliminary Proxy Statement fails to disclose that Silver Lake was allowed an exclusive period to negotiate with Seagate and with Veritas so that Silver Lake could put together a unified proposal that would condition the shareholder's ability to receive the benefits of the Veritas Merger on their approval of the Asset Sale to Silver Lake at a grossly unfair price.

     76. The Preliminary Proxy Statement fails to disclose that Silver Lake's exit strategy projections indicate that the value of the Operating Assets in 2006 will be $6.3 billion.

     77. The Preliminary Proxy Statement fails to disclose estimates of the Operating Assets' "Fair Market Value" of $2.5 billion, done by Deloitte & Touche for Seagate in early 2000.

     78. The Preliminary Proxy Statement fails to disclose that in the past, Morgan Stanley has (a) provided substantial services to Veritas and has earned more fees from Veritas than from Seagate and (b) acted as exclusive placement agent, private broker and custodian for Integral Capital Partners, a major equity investor in the Seagate buyout.

     79. The Preliminary Proxy Statement fails to disclose that the Merger will be accretive to Veritas earnings in the second half of year 2000 by 16% and in year 2001 by 13%, assuming a mid-year 2000 close.

     80. The Preliminary Proxy Statement fails to disclose that Seagate's restructuring initiatives which resulted in $300 million in charges to net income in 1999 are projected to save over $800 million in costs through 2003.

     81. The Preliminary Proxy Statement fails to disclose that based upon management's projection of future results, the market value of Seagate's Operating Assets is projected to be $10 billion in 2003.

                                      18-L

     82. The Preliminary Proxy Statement falsely states that the Merger cannot be completed without the Asset Sale and fails to disclose that Seagate relinquished the opportunity to negotiate a deal with Veritas which would include a spin off of the Operating Assets because Silver Lake was allowed an exclusive period in which to make a deal with Veritas.

     83. The Preliminary Proxy Statement fails to disclose the percentage of equity which Seagate's senior management will have in SAC. Thus, shareholders are unable to compare the value Seagate's senior management will receive for their Seagate stock to the value being given to public shareholders for their shares in Seagate.

     84. The Preliminary Proxy Statement fails to disclose the pro forma financial statements of Seagate under the various alternatives considered by the Board. Thus, shareholders have no basis for comparing the alternatives on a going forward basis.

     85. The Preliminary Proxy Statement fails to disclose when Seagate's Board first learned of Morgan Stanley's participation in Silver Lake's investment group or the reason why Seagate's Board did not retain a new investment banker once it learned of Morgan Stanley's participation in the Silver Lake fund.

     86. The Preliminary Proxy Statement fails to disclose the negotiations, if any, between Silver Lake and Seagate over the price of the Asset Sale, and who conducted them on behalf of Seagate.

     87. The Preliminary Proxy Statement fails to disclose material details of the process employed by Seagate's Board, if any, to ensure the procedural fairness of the process of selling Seagate's Operating Assets in light of Seagate Board's reliance on Morgan Stanley to secure the highest possible price, even though Morgan Stanley was an investor in the only buyer with whom Seagate dealt. In light of the foregoing, the Preliminary Proxy Statement must disclose:

          (a) the reason why Seagate's Board decided not to contact any financial buyers but instead rely upon Silver Lake as a market check;

          (b) whether Seagate's Board requested and received or was aware of Silver Lake's and its co-investors' plans for an exit of the investment and the projected return on investment;

          (c) the reason why Seagate's Board did not request a fairness opinion from Morgan Stanley on each of the Merger and Asset Sale; and

          (d) whether Seagate's Board sought an independent legal opinion as to whether the continued reliance on WSGR and Morgan Stanley was consistent with the Board's fiduciary duties in light of the fact that WSGR and Morgan Stanley principals are investors in Silver Lake.

     88. As a result of the material inaccuracies in and the omissions from the Preliminary Proxy Statement described above, the Individual Defendants have breached their fiduciary duties to Seagate's shareholders.

                                      19-L

                             THIRD CAUSE OF ACTION

                       AGAINST THE INDIVIDUAL DEFENDANTS
                   FOR BREACH OF FIDUCIARY DUTIES IN COERCING
                 A SHAREHOLDER VOTE IN FAVOR OF THE ASSET SALE

     89. Plaintiffs incorporate by reference the allegations of paragraphs 1 through 88 above.

     90. The Individual Defendants, with the knowing participation of Silver Lake and Veritas, knowingly manipulated the proposed transaction to structure it to coerce a favorable vote on the Asset Sale. Assuming that Seagate's Operating Assets had to be separated from the Company prior to the Merger, the Individual Defendants rejected means of this disposition that would have produced greater value for Seagate shareholders, for example, a spin-off of the Operating Assets or actively seeking competing bidders. Thus, in addition to being misled by the Preliminary Proxy Statement, Seagate's shareholders who wish to approve the Merger to obtain the benefit of appreciation in value of Seagate's holdings in Veritas are forced, by the structure of the transactions, to vote in favor of the Asset Sale without regard to its economic merits.

     91. The Individual Defendants, as directors of Seagate, owed undivided loyalty to Seagate's shareholders.

     92. Forcing Seagate's shareholders to vote in favor of the investor group's purchase of Seagate's Operating Assets at an unfairly low price in order to obtain the shareholders' affirmative vote on the Merger inequitably coerces a shareholder vote in favor of the Merger and effectively disenfranchises Seagate's shareholders.

     93. The actions of Seagate's Board will have the effect of coercing the vote of Seagate shareholders and disenfranchising them and constitutes a breach of their fiduciary duties.

                             FOURTH CAUSE OF ACTION

                  AGAINST VERITAS, MERGER SUB AND SILVER LAKE
               FOR AIDING AND ABETTING BREACHES OF FIDUCIARY DUTY

     94. Plaintiffs incorporate by reference the allegations of paragraphs 1 through 93 above.

     95. Veritas and Silver Lake participated in the structuring of the proposed transaction as a unified proposal in order to protect Silver Lake's interest in acquiring the Operating Assets for less than their value. In return, Silver Lake and Seagate senior management ensured Veritas a material Discount in the Merger. They knew of the conflicts of interest on the part of Morgan Stanley and Veritas, that Seagate's Board had relied on Luczo and Silver Lake, and that no meaningful canvass of the market had been conducted for alternatives to the Asset Sale.

     96. Since Silver Lake turned away additional investment in the LBO, it knew that an effective canvass of the market for financial buyers would yield a higher price for Seagate's Operating Assets.

     97. Silver Lake also knows of the deficiencies in the Preliminary Proxy Statement set forth above.

     98. Veritas formed Merger Sub to effect the Merger.

                                      20-L

     99. Accordingly, Veritas, Merger Sub and Silver Lake have rendered substantial assistance to and knowingly participated in the Individual Defendants' breaches of fiduciary duty described above.

                               IRREPARABLE INJURY

     100. As to each of the foregoing claims, plaintiffs have no adequate remedy at law and will in fact be subject to irreparable injury unless this Court enjoins implementation of the proposed transaction.

     101. Irreparable injury arises at least from the following:

          (a) Absent the design and implementation of a process reasonably calculated to procure the best available transaction for Seagate's Operating Assets, a reliable determination of the real value of those assets is not likely to occur.

          (b) Even assuming the real value of Seagate's operating assets can be established, it is unlikely that the Individual Defendants, even with insurance, have the financial capacity to respond to a judgment of the magnitude likely to be obtained.

          (c) The Individual Defendants, other than Luczo, are likely to contend that Seagate's corporate charter provision modeled on 8 Del. C. Section 102(b)(7) immunizes them from a damage judgment. If the Individual Defendants are successful in that effort, plaintiffs may have no available financial remedy.

          (d) As set forth in paragraphs 64 - 88 above, plaintiffs are being denied all information material to their decision of whether or not to vote in favor of the proposed transactions and/or seek appraisal.

          (e) Seagate's shareholders who favor the Merger to realize the value of Seagate's stake in Veritas must vote in favor of the Asset Sale, without regard to their judgment of its economic merits.

                               PRAYER FOR RELIEF

     WHEREFORE, plaintiffs demand preliminary and permanent relief in their favor and in favor of the Class against defendants as follows:

          A. Declaring that this action is properly maintainable as a class action;

          B. Preliminarily and permanently enjoining defendants from consummating the proposed transactions until there has been an effective and sufficient canvass of the market for potential competing purchasers of Seagate's Operating Assets;

          C. Declaring the break-up fee provisions of the Merger agreement void;

          D. Preliminary and permanently enjoining the defendants from consummating the proposed transactions unless and until Seagate's shareholders have received all facts material to their voting and appraisal decision on the proposed transactions;

          E. If the proposed transactions are consummated, directing that defendants pay to plaintiffs and the other members of the Class all damages caused to them and account for all profits and any special benefits obtained as a result of their unlawful conduct;

          F. Awarding plaintiffs the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiffs' attorneys and experts; and

                                      21-L

          G. Granting such other and further relief as this Court may deem just and proper.

Dated: September   , 2000

                                            ROSENTHAL, MONHAIT, GROSS & GODDESS,
                                            P.A.

                                            By:
                                               ---------------------------------
                                            Suite 1401, Mellon Bank Center
                                            P.O. Box 1070
                                            Wilmington, DE 19801
                                            (302) 656-4433

                                            CHIMICLES & TIKELLIS LLP
                                            One Rodney Square
                                            P.O. Box 1035
                                            Wilmington, DE 19801
                                            (302) 656-2500

                                            Co-Liaison Delaware Counsel
                                              for Plaintiffs

OF COUNSEL:

ABBEY GARDY & SQUITIERI, LLP
212 East 39th Street
New York, NY 10016

ENTWISTLE & CAPPUCCI LLP
400 Park Avenue
New York, NY 10022

LOWEY DANNENBERG BEMPORAD & SELINGER, P.C.
The Gateway, 11th Floor
One North Lexington Avenue
White Plains, NY 10601-1714

WOLF HALDENSTEIN ADLER FREEMAN & HERZ, LLP
270 Madison Avenue
New York, NY 10016

Co-Lead Counsel for Plaintiffs

LAW OFFICES OF JEFFREY S. ABRAHAM
Suite 4700
60 East 42nd Street
New York, NY 10165

BERGER & MONTAGUE, P.C.
1622 Locust Street
Philadelphia, PA 19103

BULL & LIFSHITZ, LLP
246 West 38th Street
New York, NY 10018

                                      22-L

FARUQI & FARUQI, LLP
320 East 39th Street
New York, NY 10016

FINKELSTEIN THOMPSON & LOUGHRAN
2828 Pennsylvania Avenue, N.W.
Washington, D.C. 20007

GOODKIND LABATON RUDOFF & SUCHAROW LLP
100 Park Avenue
New York, NY 10017

GREENFIELD & GOODMAN, LLC
222 W. Lancaster Avenue
Suite 201
P.O. Box 1785
Paoli, PA 19301

KIRBY MCINERNEY & SQUIRE, LLP
830 Third Avenue
10th Floor
New York, NY 10022

LAW OFFICES OF CHARLES J. PIVEN, P.A.
The World Trade Center -- Baltimore
Suite 2525
401 East Pratt Street
Baltimore, MD 21202

POMERANTZ HAUDEK BLOCK GROSSMAN & GROSS LLP
100 Park Avenue
New York, NY 10017

SAVETT FRUTKIN PODELL & RYAN, P.C.
Constitution Place, Suite 700
325 Chestnut Street
Philadelphia, PA 19106

LAW OFFICES OF WALLACE SHOWMAN, P.C.
1350 Avenue of the Americas
29th Floor
New York, NY 10019

WECHSLER HARWOOD HALEBIAN & FEFFER LLP
488 Third Avenue
New York, NY 10022

Attorneys for Plaintiffs

                                      23-L

               In the Court of Chancery of the State of Delaware
                          In and For New Castle County

IN RE SEAGATE TECHNOLOGY, INC.                               Consolidated
SHAREHOLDERS LITIGATION                                      C.A. No. 17932-NC

                          MEMORANDUM OF UNDERSTANDING

     WHEREAS, the above-captioned action is now pending in the Court of Chancery, County of New Castle, State of Delaware (the "Action");

     WHEREAS, the Action resulted from the consolidation of certain putative class actions filed in Delaware Chancery Court on behalf of the holders of the common stock of Seagate Technology, Inc. ("Seagate"), against Seagate, the members of Seagate's Board of Directors, Silver Lake Partners, LP, Veritas Software Corporation ("Veritas"), and Victory Merger Sub, Inc. (collectively, the "Defendants"),

     WHEREAS, the Action seeks injunctive relief, monetary damages and/or rescission on the ground that the conduct of the defendants in connection with a proposed merger between Seagate and a subsidiary of Veritas (the "Merger") and a sale of certain assets to an investor group led by Silver Lake Partners, LP (the "Investor Group") by Seagate (the "Asset Sale") which, together, provide for Seagate stockholders to receive shares of Veritas plus a cash payment in exchange for each share of Seagate common stock (the "Transaction"), constitutes a breach of fiduciary duties by the Seagate defendants in that, among other things, the Transaction is allegedly unfair to Seagate stockholders;

     WHEREAS, as a result of the pendency of the Action, counsel for the parties conducted negotiations in an effort to reach a settlement of the Action and reached a settlement in principle on the terms and conditions set forth below;

     WHEREAS, counsel for the parties believe that the proposed settlement (the "Settlement") is in the best interests of the parties and of Seagate and its shareholders;

     IT IS HEREBY AGREED IN PRINCIPLE AS FOLLOWS:

          1. Defendants hereby agree to increase the consideration to be received by Seagate stockholders in connection with the Transaction as follows:

             (a) the Investor Group hereby agrees to increase the purchase price under the Asset Sale by $50 million in cash;

             (b) Defendants further agree to reduce from $300 million to $150 million the amount to be withheld and deposited in a trust pending the resolution of some Seagate tax audits (as described more fully at page 134 of the SC 13E3/A dated September 28, 2000 (the "13E3/A"));

             (c) The amounts referred to in paragraphs 1(a) and (b) above shall be distributed to the shareholders of Seagate as part of the cash payment element of the Transaction in accordance herewith, subject to paragraphs 7 - 9.

          2. Defendant Veritas agrees to reduce the amount of cash it may elect to retain in the Merger from an upper limit of $750 million to an upper limit of $500 million and has agreed to make the election to retain $250 million or $500 million in cash, if at all, within the 15 consecutive trading days ending 2 trading days immediately prior to the special meeting of Seagate stockholders. Veritas further agrees that if it makes

                                      24-L
     the aforementioned election to retain an amount of cash and issue Veritas shares in lieu thereof, Veritas would issue additional shares of Veritas common stock with an equivalent market value based upon the average closing price of a share of Veritas common stock, as reported on the Nasdaq, for the five consecutive trading days ending the trading day immediately preceding the date the election is made.

          3. The defendants further agree to make additional disclosures in the Proxy to be agreed upon among the parties to this Action.

          4. Seagate further agrees to retain Lehman Brothers, Inc. to provide a fairness opinion for the Transaction.

          5. Defendants acknowledge that the pendency and prosecution of the Action was the sole factor underlying their decision to enter into this Settlement.

          6. The parties will attempt in good faith to agree upon and execute an appropriate Stipulation of Settlement (the "Stipulation") and such other documentation as may be required in order to obtain final court approval of the Settlement and the dismissal of the Action upon the terms set forth in this Memorandum of Understanding (collectively, the "Settlement Documents"). The executed no later than 45 days after the date of the signing of this Memorandum of Understanding. The Stipulation will expressly provide, inter alia, on behalf of the Class certified pursuant to the Court Order dated May 22, 2000 or any modification thereof, for entry of a judgment of dismissal and for a complete release and settlement of all claims against Defendants and their predecessors, successors, parents, subsidiaries, affiliates and agents (including, without limitation, any investment bankers or attorneys and any past, present or future officers, directors and employees of defendants and their predecessors, successors, parents, subsidiaries, affiliates and agents) (the "Released Parties"), which have been or could have been asserted in the Court of Chancery or any other state or federal court (including any claims under the federal securities laws) relating to the Transaction, upon usual and customary terms employed in like actions. The Stipulation will further provide that defendants have denied and continue to deny that they have committed or attempted to commit any violations of law or breaches of duty to Seagate or its stockholders or otherwise, and that defendants are entering into the Stipulation because the proposed Settlement as described above would eliminate the burden, risk and expense of further litigation.

          7. The parties will present the Settlement Documents to the Court of Chancery of the State of Delaware for approval as soon as practicable following appropriate notice of the proposed Settlement to the class of stockholders of Seagate and will use their best efforts to obtain final Court approval of the Settlement and the dismissal of the Action with prejudice as to all claims asserted or which could have been asserted against defendants in the Action and without costs to any party (other than counsel fees and expenses as provided in paragraph 9 below). As used herein, "final Court approval" of the Settlement means that the Court of Chancery has entered an order approving the Settlement and that such order is finally affirmed on appeal or is no longer subject to appeal. The counsel fees and expenses provided in paragraph 9 below and the consideration set for the in paragraph 1(a) above, shall not be payable until certain actions pending in California Superior Courts as set forth in Rider A (the "California Actions") are dismissed with prejudice and no longer subject to appeal.

          8. The consummation of the Settlement is subject to: (a) the consummation of the Transaction; (b) the drafting and execution of the Settlement Documents;

                                      25-L

     (c) final court approval of the Settlement and dismissal of the Action with prejudice pursuant to the material terms of the Settlement Documents and without awarding costs to any party (except as provided in paragraph 9 below); (d) the counsel fees and expenses provided in paragraph 9 below and the consideration set forth in paragraph 1(a) above not becoming payable until the California Actions are dismissed with prejudice and no longer subject to appeal; and (e) reasonable discovery with respect to the tax audits referred to in paragraph 1(b). The (i) consideration reflected in paragraph 1(a) above and (ii) the attorneys' fees and expenses awarded by this Court, shall be held in escrow and earn interest at the 90 day Treasury rate, respectively, on behalf of the plaintiffs and the class and attorneys for plaintiff pending fulfillment of all conditions in paragraphs 7 and 8 herein. The additional consideration reflected in paragraph 1(b) above will be funded from (1) cash of Seagate at closing that would, in the absence of this Settlement, have been required to be deposited and held in trust as referred to in paragraph 1(b) and (ii) proceeds of tax refunds that would, upon receipt by Seagate, also have been required to be so deposited and held. This Memorandum of Understanding shall be null and void and of no force and effect should any of these conditions not be met and, in that event, this Memorandum of Understanding shall neither be deemed to prejudice in any way the positions of the parties with respect to the Action nor entitle any party to recover any costs or expenses incurred in connection with the implementation of this Memorandum of Understanding.

          9. Plaintiff's counsel intend to apply to the Court of Chancery for an award of attorneys' fees (inclusive of disbursements and fees) in an amount equal to $15,250,000, to be paid by Seagate or on behalf of defendants jointly to Abbey, Gardy & Squitieri, LLP and Lowey Dannenberg Bemporad & Salinger, P.C. as receiving agents on behalf of all plaintiffs' counsel in the Action following final Court approval of the Settlement, and the entry of an order awarding fees and expenses by the Court. Such fees shall be paid by Seagate or on behalf of defendants in addition to the consideration described in paragraphs 1(a) and (b). Defendants agree that they will not oppose such application. Any attorneys' fees and expenses awarded by the Court to plaintiffs' counsel shall not be final or payable unless or until an order dismissing the Action and the California Actions shall be finally affirmed on appeal or by lapse of time or otherwise shall not be subject to appeal as set forth in p. 7. Seagate shall pay the costs and expenses related to providing notice of the Settlement to the class.

Dated: October 13, 2000

                                          ROSENTHAL MONHAIT GROSS & GODDESS P.A.

                                          /s/ NORMAN M. MONHAIT
                                          --------------------------------------
                                          Norman M. Monhait, Esq.
                                          919 North Market Street
                                          Suite 1401
                                          Mellon Bank Center
                                          Wilmington, Delaware 19801
                                          Tel: (302) 656-4433

                                      26-L

                                          CHIMICLES & TIKELLIS, LLP

                                          --------------------------------------
                                          Pamela S. Tikellis
                                          One Rodney Square
                                          P.O. Box 1035
                                          Wilmington, Delaware 19801
                                          Tel: (610) 642-8500

                                          Co-Liaison Counsel for Plaintiffs

                                          ABBEY, GARDY & SQUITIERI, LLP
                                          Lee Squitieri
                                          212 East 39th Street
                                          New York, New York 10016
                                          Tel: (212) 889-3700

                                          LOWEY DANNENBERG BEMPORAD &
                                          SELINGER, P.C.
                                          Neil Selinger
                                          The Gateway, 11th Floor
                                          One North Lexington Avenue
                                          White Plains, New York 10601-1714
                                          Telephone: (914) 997-0500

                                          ENTWISTLE & CAPPUCCI LLP
                                          Vincent Cappucci
                                          400 Park Avenue
                                          New York, New York 10022
                                          Telephone: (212) 894-7200

                                          WOLF HALDENSTEIN ADLER FREEMAN & HERZ,
                                          LLP
                                          Jeffrey Smith
                                          270 Madison Avenue
                                          New York, New York 10016
                                          Telephone: (212) 545-4600

                                          Co-Lead Counsel for Plaintiffs

                                          RICHARDS, LAYTON & FINGER, P.A.
                                          /s/ GREGORY V. VARALLO
                                          --------------------------------------
                                          Gregory V. Varallo
                                          One Rodney Square
                                          P.O. Box 561
                                          Wilmington, Delaware 19899-0952
                                          Tel: (302) 658-6541

                                      27-L

                                          FRIED, FRANK, HARRIS, SHRIVER
                                          & JACOBSEN
                                          Gregory Joseph
                                          Bonnie Steingart
                                          One New York Plaza
                                          New York, New York 10004
                                          Tel: (212) 859-8000

                                          Counsel for Defendants
                                          Seagate Technology, Inc., Gary E.
                                          Filler, Lawrence Perlman, Kenneth E.
                                          Haughton, Robert A. Kleist, Thomas
                                          P. Stafford and Laurel Wilkening

                                          YOUNG, CONAWAY, STARGATT & TAYLOR
                                          /s/ DAVID C. MCBRIDE
                                          --------------------------------------
                                          David C. McBride
                                          Wilmington Trust Center
                                          1100 North Market Street
                                          Wilmington, Delaware 19801
                                          Tel: (302) 571-6600

                                          BROBECK, PHLEGER & HARRISON LLP
                                          David Furbush
                                          2200 Gang Road
                                          Palo Alto, California 94303
                                          Tel: (650) 424-0160

                                          Counsel for Defendant
                                          Veritas Software Corporation and
                                          Victory Merger Sub, Inc.

                                          MORROS, NICHOLS ARSHT & TUNNELL
                                          /s/ KENNETH J. NACHBAR
                                          --------------------------------------
                                          Kenneth J. Nachbar
                                          1201 North Market Street
                                          Wilmington, Delaware 19801
                                          Tel: (302) 658-9200

                                          SIMPSON THACHER & BARTLETT
                                          Henry B. Gutman
                                          425 Lexington Avenue
                                          New York, New York 10017
                                          Tel: (212) 465-2000

                                          Counsel for Defendant
                                          Silver Lake Partners, L.P.

                                      28-L

                                          ASHBY & GEDDES
                                          /s/ STEVEN J. BALICK
                                          --------------------------------------
                                          Steven J. Balick
                                          One Rodney Square
                                          Wilmington, Delaware 19899
                                          Tel: (302) 654-1888

                                          Counsel for Defendants
                                          Stephen Luczo, Charles Pope, Greg
                                          Kerfott and Donald Waite

                                          YOUNG, CONAWAY, STARGATT & TAYLOR

                                          --------------------------------------
                                          David C. McBride
                                          Wilmington Trust Center
                                          1100 North Market Street
                                          Wilmington, Delaware 19801
                                          Tel: (302) 671-6600

                                          BROBECK, PHLEGER & HARRISON LLP
                                          David Furbush
                                          2200 Geng Road
                                          Palo Alto, California 94303
                                          Tel: (650) 424-0160

                                          Counsel for Defendant
                                          Veritas Software Corporation and
                                          Victory Merger Sub, Inc.

                                          MORRIS, NICHOLS, ARSHT & TUNNELL
                                          /s/ KENNETH J. NACHBAR
                                          --------------------------------------
                                          Kenneth J. Nachbar
                                          1201 North Market Street
                                          Wilmington, Delaware 19801
                                          Tel: (302) 658-9200

                                          SIMPSON THACHER & BARTLETT
                                          Henry B. Gutman
                                          425 Lexington Avenue
                                          New York, New York 10017
                                          Tel: (212) 455-2000

                                          Counsel for Defendant
                                          Silver Lake Partners, L.P.

                                      29-L

                                          ASHBY & GEDDES
                                          /s/ STEVEN J. BALICK
                                          --------------------------------------
                                          Steven J. Balick
                                          One Rodney Square
                                          Wilmington, Delaware 19899
                                          Tel: (302) 654-1888

                                          Counsel for Defendants
                                          Stephen Luczo, Charles Pope,
                                          Greg Kerfoot and Donald Waite

                                      30-L

                               Rider A to the MOU
                      California Cash Captions and Numbers

                      CAPTION                                  CASE NO.
                      -------                         ---------------------------
1. Edward Fritche v. Seagate Technologies, Inc.,      Santa Clara County Superior
   Veritas Software Corp., Silver Lake Partners,      Court, Case No. CV788830
   L.P., Lawrence Perlman, Stephen J. Luczo, Gary B.
   Filler, Greg Kerfoot, and Donald Waite
2. Zef Friedman v. Stephen J. Luczo, Gary B. Filler,  Santa Clara County Superior
   Kenneth E. Haughton, Robert A. Kleist, Lawrence    Court, Case No. CV788867
   Perlman, Thomas P. Stafford, Laurel L. Wilkening,
   Seagate Technology, Inc., and Does 1 through 25,
   inclusive
3. Bette Grayson and Robert Grayson, Trustees u/w/o   Santa Clara County Superior
   Florence Roseman, Individually, and on behalf of   Court, Case No. CV788865
   all others similarly situated v. Seagate
   Technology, Inc., Stephen J. Luczo, Gary Filler,
   Lawrence Perlman, Kenneth E. Haughton, Robert A.
   Kleist, Thomas Stafford, and Laurel L. Wilkening
4. Jerry Krim and Kevin J. Yourman, on behalf of      Santa Cruz County Superior
   Themselves and All Others Similarly Situated v.    Court, Case No. CV138080
   Seagate Technology, Inc., Stephen J. Luczo,
   Charles C. Pope, Gary B. Filler, Lawrence
   Perlman, Kenneth E. Haughton, Robert A. Kleist,
   Thomas P. Stafford, Laurel L. Wilkening, Veritas
   Software Corp., Silver Lake Partners, and Does 1
   through 100, inclusive
5. Kenneth Schweitzer and Judy C. Klein on Behalf of  Santa Cruz County Superior
   Themselves and All Others Similarly Situated v.    Court, Case No. CV138112
   Seagate Technology, Inc., Stephen J. Luczo,
   Charles C. Pope, Gary B. Filler, Lawrence
   Perlman, Kenneth E. Haughton, Robert A. Kleist,
   Thomas P. Stafford, Laurel L. Wilkening, Veritas
   Software Corp., Silver Lake Partners, L.P., and
   Does 1 through 100, inclusive

                                      31-L

                          VERITAS SOFTWARE CORPORATION
                   PROXY FOR SPECIAL MEETING OF STOCKHOLDERS

                               November 21, 2000

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF
VERITAS SOFTWARE CORPORATION.

The undersigned hereby appoints Mark Leslie, Kenneth E. Lonchar and Jay A. Jones, or any of them, each with full power of substitution, to represent the undersigned at the special meeting of stockholders of VERITAS Software Corporation and at any adjournments or postponements of the special meeting, and to vote, as designated below, the number of shares the undersigned would be entitled to vote if personally present at the meeting. The special meeting will be held at 9:00 a.m. Pacific time on November 21, 2000 at our offices located at 900 Alta Avenue, Mountain View, California, 94043.

                     THE BOARD OF DIRECTORS RECOMMENDS THAT
                          YOU VOTE FOR PROPOSAL NO. 1.

                  (CONTINUED AND TO BE SIGNED ON REVERSE SIDE)

_____________________________________________________________________________
                             -FOLD AND DETACH HERE-

Please mark exactly as indicated in this example: [x]

1.   TO APPROVE THE ISSUANCE OF NEW
     SHARES OF VERITAS SOFTWARE                FOR     AGAINST   ABSTAIN
     CORPORATION COMMON STOCK TO               [ ]       [ ]       [ ]
     STOCKHOLDERS OF SEAGATE
     TECHNOLOGY, INC. IN CONNECTION WITH
     THE MERGER OF A WHOLLY OWNED
     SUBSIDIARY OF VERITAS WITH AND INTO
     SEAGATE TECHNOLOGY, INC.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED. WHEN NO CHOICE IS INDICATED, THIS PROXY WILL BE VOTED FOR PROPOSAL NO. 1.

WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING IN PERSON, WE URGE YOU TO COMPLETE, DATE, SIGN AND PROMPTLY MAIL THIS PROXY IN THE ENCLOSED RETURN ENVELOPE SO THAT YOUR SHARES MAY BE REPRESENTED AT THE SPECIAL MEETING.

Signature(s):                                              Date:        ,   2000
             ---------------------------------------------      -----------

Please sign exactly as your name(s) appears on your stock certificate. If shares of stock stand of record in the names of two or more persons or in the name of husband and wife, whether as joint tenants or otherwise, both or all of such persons should sign the proxy. If shares of stock are held of record by a corporation, the proxy should be executed by the president or vice president and the secretary or assistant secretary. Executors, administrators or other fiduciaries who execute the above proxy for a deceased stockholder should give their full title. Please date the proxy.

--------------------------------------------- FOLD AND DETACH HERE -------------

                            SEAGATE TECHNOLOGY, INC.
                   PROXY FOR SPECIAL MEETING OF STOCKHOLDERS

                               November 21, 2000

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF SEAGATE TECHNOLOGY, INC.

The undersigned hereby appoints Lawrence Perlman and Gary B. Filler, or either of them, each with full power of substitution, to represent the undersigned at the special meeting of stockholders of Seagate Technology, Inc. and at any adjournments or postponements of the special meeting, and to vote, as designated below, the number of shares the undersigned would be entitled to vote if personally present at the special meeting. The special meeting will be held at 9:00 a.m. Pacific Time on November 21, 2000 at _______ located at _____________.

                     THE BOARD OF DIRECTORS RECOMMENDS THAT
                          YOU VOTE FOR PROPOSAL NO. 1
                            AND FOR PROPOSAL NO. 2.

                  (CONTINUED AND TO BE SIGNED ON REVERSE SIDE)

-------------------------------------------------------------------------------
                             -FOLD AND DETACH HERE-

Please mark exactly as indicated in this sample: [x]

1. To authorize and approve a Stock              FOR    AGAINST    ABSTAIN
   Purchase Agreement, dated March 29,           [ ]      [ ]        [ ]
   2000, as amended, by and among Suez
   Acquisition Company (Cayman)
   Limited, Seagate Technology, Inc.
   and Seagate Software Holdings,
   Inc., and the sale by Seagate
   Technology, Inc. of all its
   operating assets.


2. To adopt and approve an Agreement             [ ]      [ ]        [ ]
   and Plan of Merger and
   Reorganization, dated as of March
   29, 2000, as amended, by and among
   VERITAS Software Corporation, a
   wholly owned subsidiary of VERITAS
   Software Corporation, and Seagate
   Technology, Inc., and the merger of
   Seagate with a wholly owned
   subsidiary of VERITAS Software
   Corporation pursuant thereto.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED ABOVE. WHEN NO CHOICE IS INDICATED, THIS PROXY WILL BE VOTED FOR PROPOSAL NO. 1 AND FOR PROPOSAL NO. 2.

WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING IN PERSON, WE URGE YOU TO COMPLETE, DATE, SIGN AND PROMPTLY MAIL THIS PROXY IN THE ENCLOSED RETURN ENVELOPE SO THAT YOUR SHARES MAY BE REPRESENTED AT THE SPECIAL MEETING.

Signature(s): ______________________________________ Date: ________________ 2000


Please sign exactly as your name(s) appears on your stock certificate. If shares of stock stand of record in the names of two or more persons or in the name of husband and wife, whether as joint tenants or otherwise, both or all of such persons should sign the proxy. If shares of stock are held of record by a corporation, the proxy should be executed by the president or vice president and the secretary or assistant secretary. Executors, administrators or other fiduciaries who execute the above proxy for a deceased stockholder should give their full title. Please date the proxy.


     ---------------------------------------------FOLD AND DETACH HERE-


                                      -2-